As filed with the Securities and Exchange Commission on January 30, 2026
Securities Act File
No. 333-284097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2
☒
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐
Pre-Effective
Amendment No.
☒
Post-Effective Amendment No. 1

Oaktree Strategic Credit Fund
(Registrant Exact Name as Specified in Charter)

333 South Grand Ave.,
28th Floor
Los Angeles, CA 90071
(Address of Principal Executive Offices (Number, Street, City, State, Zip Code))
(213)
830-6300
(Registrant’s Telephone Number, including Area Code)
Mary Gallegly
Oaktree Strategic Credit Fund
333 South Grand Ave., 28th Floor
Los Angeles, CA 90071
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)
Copies to:
William J. Tuttle, P.C.
Erin M. Lett
Kirkland & Ellis LLP
1301 Pennsylvania Avenue NW
Washington, D.C. 20004
Tel: (202)
389-5000
As soon as practicable after the effective date of this Registration Statement.
(Approximate Date of Commencement of Proposed Public Offering)

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance
on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the
Securities
Act.

It is proposed that this filing will become effective
(check appropriate box):

☐	when declared effective pursuant to Section 8(c).
☒	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box
:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

.

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant
:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form
N-2
(No.
333-284097)
(as amended, the “Registration Statement”) of Oaktree Strategic Credit Fund (the “Registrant”) is filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and make certain other non-material changes
to the Registrant’s Prospectus. This Amendment is organized as follows: (a) Prospectus and (b) Part C Information relating to the Registrant.

Oaktree Strategic Credit Fund
Class T, Class S, Class D and Class I Shares
Maximum Offering of
$5,000,000,000

Oaktree Strategic Credit Fund is a Delaware statutory trust that seeks to invest primarily in a diversified portfolio of private debt across industries and transaction types, targeting bespoke, highly negotiated loans and private equity-related financings such as those backing leveraged buyouts. Our investment objective is to generate stable current income and long-term capital appreciation. We seek to achieve our investment objective by primarily investing in private debt opportunities. Throughout this prospectus, we refer to Oaktree Strategic Credit Fund as the “Fund,” “we,” “us” or “our”.
We are a
non-diversified,
closed-end
management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). We are externally managed by our adviser, Oaktree Fund Advisors, LLC (the “Adviser”). The Adviser is an affiliate of Oaktree Capital Management, L.P., a leader among global investment managers specializing in alternative investments. We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company under the Internal Revenue Code of 1986, as amended.
We are offering on a continuous basis up to $5,000,000,000 of our common shares of beneficial interest (“Common Shares”). We are offering to sell any combination of four classes of Common Shares: Class T shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The purchase price per share for each class of Common Shares equals our net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. This is a “best efforts” offering, which means that Brookfield Private Wealth LLC, the distribution manager for this offering, will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in this offering.

Investing in our Common Shares involves a high degree of risk. See “Risk Factors” beginning on page 29 of this prospectus. Also consider the following:

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop prior to any listing.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•
We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•
We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources.

•
Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

•
We use and expect to continue to use leverage, which will magnify the potential for loss on amounts invested in us. See “Risk Factors—Investment-Related Risks—Both our portfolio companies and the Fund may be leveraged.”

We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.
Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the “Regulation Best Interest” standard to any or all purchasers.
The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

	Price to the Public(1)	Proceeds to Us, Before Expenses(2)
Maximum Offering(3)	$5,000,000,000	$5,000,000,000
Class T Shares, per Share	$22.93	$1,250,000,000
Class S Shares, per Share.	$22.93	$1,250,000,000
Class D Shares, per Share	$22.93	$1,250,000,000
Class I Shares, per Share.	$22.93	$1,250,000,000

(1)
Class S shares, Class D shares and Class I shares were initially offered at $25.00 per share, and are currently being offered on a monthly basis at a price per share equal to the NAV per share for such class. Class T shares are currently being offered on a monthly basis at a price per share equal to the NAV per share for such class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and reallowed (paid) by the Distribution Manager to participating brokers. The table reflects the NAV per share of each class as of December 31, 2025.

(2)
No upfront sales load will be paid to us or our distribution manager with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. In the case of Class T shares, such shares will be sold at NAV per share for such class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and reallowed (paid) by the Distribution Manager to participating brokers. For Class T shares, the 3.5% of NAV upfront sales load may include up to a maximum of 1.50% of NAV payable as a dealer fee, in which case a maximum of 2.00% of NAV would be payable as a selling commission. To the extent the dealer fee applicable to a sale of Class T shares is lower than 1.50%, the maximum amount payable as a selling commission would be correspondingly higher, subject to the total maximum upfront sales load of 3.50%. We will also pay the following shareholder servicing and/or distribution fees to the distribution manager, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class T shares and Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class T shares and Class S shares, respectively, and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing and/or distribution fees or organization and offering expenses payable by us, which are paid over time.

(3)
The table assumes that all shares are sold in the primary offering, with 1/4 of the gross offering proceeds from the sale of Class T shares, Class S shares, Class D shares, and Class I shares, respectively. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption.

This prospectus contains important information you should know before investing in the Common Shares. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the U.S. Securities and Exchange Commission (the “SEC”). This information is available free of charge by contacting us at 333 South Grand Avenue, 28th Floor Los Angeles, CA 90071, calling us at (213)
830-6300
or visiting our corporate website located at https://osc.brookfieldoaktree.com. Information on our website is not incorporated into or a part of this prospectus. The SEC also maintains a website at http:// www.sec.gov that contains this information.

The date of this prospectus is January 30, 2026

i

SUITABILITY STANDARDS
Common Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.
For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.
In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards set forth below:
Alabama
—Alabama investors must have either (i) a minimum of $100,000 annual gross income and a net worth of $100,000, or (ii) a net worth of at least $350,000. In addition, an Alabama investor’s aggregate investment in us and other non-traded
direct participation programs shall not exceed 10% of the person’s liquid net worth at the time of their investment in us. The concentration limit shall not apply to investments made as a result of participation in a distribution reinvestment program. This concentration limit shall not apply to any person that is an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). For these purposes, “liquid net worth” is defined as the portion of net worth consisting of cash, cash equivalents and readily marketable securities.
California
—California residents may not invest more than 10% of their liquid net worth in us.
Idaho
—Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us will not exceed 10% of their liquid net worth.
Iowa
—Iowa investors must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded
business development companies (“BDCs”) to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities).
Kansas
—The Securities Commissioner of Kansas recommends that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10 percent of their liquid net worth.
Kentucky
—A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.
Maine
—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts
—In addition to the suitability standards set forth above in the introductory paragraph of this section preceding this list, Massachusetts residents may not invest more than 10% of their liquid net worth in us and in other illiquid direct participation programs.
Missouri
—No more than 10 percent of any one Missouri investor’s liquid net worth shall be invested in the securities being registered with the Securities Division.
Nebraska
—In addition to the suitability standard set forth above in the introductory paragraph of this section preceding this list, Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D are not subject to the foregoing investment concentration limit.
New Jersey
—New Jersey investors must have either, (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of at least $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly
traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.
New Mexico
— In addition to the general suitability standards listed above in the introductory paragraph of this section preceding this list, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded
business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. Investors who are accredited investors as defined in Rule 501(a) of Regulation D under the Securities Act are not subject to the foregoing investment concentration limit.
North Dakota
—Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us.
Ohio
—It is unsuitable for Ohio residents to invest more than 10% of their liquid net worth in us, our affiliates of the issuer and in any other non-traded
BDC. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities.
Oklahoma
—Purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.
Oregon
—In addition to the suitability standards set forth above in the introductory paragraph of this section preceding this list, Oregon investors may not invest more than 10% of their liquid net worth in us and our affiliates. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.
Puerto Rico
—Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded
business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.
Tennessee
—Purchasers residing in Tennessee must have a liquid net worth of at least ten times their investment in us.
Vermont
—Accredited investors in Vermont, as defined in 17 C.F.R. 230.501, may invest freely in this offering. In addition to the suitability standards described above in the introductory paragraph of this section preceding this list,
non-accredited
Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.
You should purchase these securities only if you can afford the complete loss of your investment. The Adviser, those selling shares on our behalf and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in our shares is suitable and appropriate for each investor. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

•	meets the minimum income and net worth standards established in the investor’s state;

•	can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the investor’s overall financial situation, including the risk that the investor may lose its entire investment; and

•	has an apparent understanding of the following:

•	the fundamental risks of the investment;

•	the lack of liquidity of our shares;

•	the background and qualification of our Adviser; and

•	the tax consequences of the investment.
In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the Investment Company Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.
In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.
Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. Regulation Best Interest also requires registered investment advisers and registered broker-dealers to provide a brief relationship summary to retail investors. This relationship summary, referred to as Form CRS, is not a prospectus. Investors should refer to the prospectus for detailed information about this offering before deciding to purchase Common Shares. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time. See “Risk Factors—Market, Legal and Regulatory Risks—Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objective.” for additional information.
In addition to Regulation Best Interest, certain states, including Massachusetts, have adopted or may adopt, state- level standards that seek to further enhance the broker-dealer standard of conduct to a fiduciary standard for all broker-dealer recommendations made to retail customers in their states. In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts standard also requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated.
ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” We have not authorized anyone to provide you with different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
We will disclose the NAV per share of each class of our Common Shares for each month when available on our website at https://www.osc.brookfield.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
The words “we,” “us,” “our” and the “Fund” refer to Oaktree Strategic Credit Fund, together with its consolidated subsidiaries.
Unless otherwise noted, numerical information relating to Oaktree (as defined below) and the Fund is approximate as of September 30, 2025.
Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “seek,” “plan,” “should,” “project,” “continue” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking

v

statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward- looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.
You should carefully review the “Risk Factors” section of this prospectus for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus and, except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS SUMMARY
This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.

Q:	What is Oaktree Strategic Credit Fund?

A:
We are a Delaware statutory trust formed on November 24, 2021. We are a non-diversified,
closed-end
management investment company that has elected to be regulated as a BDC under the Investment Company Act of 1940, as amended (the “Investment Company Act”). We are externally managed by our adviser, Oaktree Fund Advisors, LLC (the “Adviser” and, collectively with its affiliates, “Oaktree”). The Fund is part of Oaktree’s Global Private Debt strategy.

Q:	Who is Oaktree?
The Adviser is an affiliate of Oaktree Capital Management, L.P. (“OCM”), a leader among global investment managers specializing in alternative investments. Formed in April 1995 and headquartered in Los Angeles, California, Oaktree’s senior executives and investment professionals have focused on less efficient markets and alternative investments for the past 39 years. Oaktree’s origins in private credit began in the mezzanine financing space providing junior capital primarily to private equity-owned companies beginning in 2001. Oaktree has developed over 200 sponsor relationships since then, and over 81% of sponsor backed deals have been done with sponsors with whom Oaktree has previously transacted. Oaktree emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in real estate, opportunistic credit, corporate debt (including mezzanine finance, high yield debt and senior loans), control investing, convertible securities, listed equities and multi-strategy solutions. As of September 30, 2025, Oaktree had approximately $218 billion of assets under management.
The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
Oaktree’s primary firm-wide goal is to achieve attractive returns while bearing less than commensurate risk. Our Adviser and its affiliates believe that they can achieve this goal by taking advantage of market inefficiencies in which financial markets and their participants fail to accurately value assets or fail to make available to companies the capital that they reasonably require.
Oaktree believes that its defining characteristic is adherence to the highest professional standards, which has yielded several important benefits. First and foremost, this characteristic has allowed our Adviser and its affiliates to attract and retain an extremely talented group of investment professionals (the “Investment Professionals”), as well as accounting, valuation, legal, compliance and other administrative professionals. As of September 30, 2025, our Adviser and its affiliates had more than 1,400 professionals in 26 cities and 18 countries, including a deep and broad credit platform drawing from more than 375 highly experienced investment professionals with significant origination, structuring and underwriting expertise. Specifically, the Strategic Credit group that is primarily responsible for implementing our investment strategy consists of approximately 40 Investment Professionals led by Armen Panossian, our Chief Executive Officer and
Co-Chief
Investment Officer, who focus on the investment strategy employed by our Adviser and certain of its affiliates.
Our objective is to bring Oaktree’s leading credit investment platform to the non-exchange
traded BDC industry.

Oaktree’s Ownership
Oaktree’s asset management business is indirectly controlled by Oaktree Capital Holdings, LLC (“OCH”) (which changed its name on March 15, 2024 from Atlas OCM Holdings, LLC). As of September 30, 2025, approximately 74% of Oaktree’s business is indirectly owned by Brookfield Corporation and Brookfield Asset Management Ltd., which we refer to collectively as Brookfield, and the remaining approximately 26% is owned by current and former Oaktree executives and employees (including certain related persons and trusts/investment entities). Brookfield’s ownership interest in Oaktree’s business is held through Brookfield Oaktree Holdings, LLC (“BOH”), OCH and related entities. The current and former Oaktree executives and employees (including certain related persons and trusts/investment entities) hold their interests through Oaktree Capital Group Holdings, L.P. (“OCGH”), Oaktree Equity Plan, L.P. and Oaktree Equity Plan II, L.P.
Brookfield Asset Management Transaction
On March 13, 2019, Brookfield Corporation (formerly Asset Management Inc.) (“Brookfield Inc.”) and OCGH announced that they had entered into an agreement pursuant to which Brookfield Inc. would acquire a majority interest in Oaktree’s business. The transaction closed on September 30, 2019. Upon the closing of the transaction, Brookfield Inc. acquired approximately 61.2% of the Oaktree business and BOH’s Class A common units ceased to be publicly traded. In addition to acquiring all outstanding Class A common units held by the public, Brookfield Inc. purchased all remaining equity interests held by the outside institutional investors who had acquired equity in 2004 and 2007 and a portion of the non-public
equity interests held by current and former Oaktree executives and employees. Both Brookfield Inc. and Oaktree continue to operate their respective businesses independently, partnering to leverage their strengths, with each remaining under its prior brand and led by its prior management and investment teams. In connection with the 2019 transaction, Brookfield Inc. agreed to purchase the remainder of Oaktree’s business over a number of years from the current and former Oaktree executives and employees who own those equity interests. Such sales have occurred annually since 2020, with Brookfield Inc. acquiring an incremental 13.0% interest in Oaktree’s business.
As part of the 2019 transaction, after an initial period of up to seven years from the date of the transaction closing, Brookfield would have had the right to appoint a majority of Oaktree’s board of directors and assume control of Oaktree’s business if it chose to do so. On October 13, 2025, Oaktree and Brookfield announced that they have agreed on a proposed transaction whereby Brookfield will acquire the approximately 26% interest in Oaktree that it does not already own such that, upon completion of the proposed transaction, Brookfield will own 100% of Oaktree. The transaction is expected to close in the first quarter of 2026. Following the closing of such transaction, Brookfield will have the right to appoint a majority of Oaktree’s board of directors and assume control of Oaktree’s business if it chooses to do so.

Q:	What is your investment objective?

A:	Our investment objective is to generate stable current income and long-term capital appreciation.

Q:	What is your investment strategy?

A:	We seek to meet our investment objective by primarily investing in private debt opportunities and by:

•
utilizing the experience and expertise of the management team of the Adviser in areas ranging from performing credit to opportunistic credit, over multiple market cycles, along with the broader resources of Oaktree, in sourcing, evaluating and structuring transactions, and Oaktree’s long-standing relationships with sponsors, management teams, capital raising advisors and issuers, subject to Oaktree’s policies and procedures regarding the management of conflicts of interest;

•
employing a disciplined credit underwriting process centered on risk control and focused on principal loss avoidance, primarily investing in private debt of medium-sized
companies, in loans with asset coverage ratios that the Adviser believes provide appropriate credit protection, and also seeking financial protections, including linking additional funding to achievement of credit de-risking
milestones where the Adviser believes necessary;

•
curating a diversified portfolio of private debt across industries and transaction types such as leveraged buyout (“LBO”)-related financings and bespoke, highly negotiated loans, with opportunistic investments in discounted, high-quality public investments to enhance total return in times of significant market dislocation; and

•	maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio.

Q:	What types of investments do you intend to make?

A:
Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in credit investments with varying maturities. “Credit investments” for this purpose includes the investments listed below other than investments in preferred stock, publicly traded or privately placed equity securities, warrants and options with respect to equity securities, money market mutual funds, cash and cash equivalents and equity of special purpose entities, which investments will not, in the aggregate, exceed 20% of our total assets under normal circumstances. For purposes of our 80% policy, we value any credit investments that are derivative instruments based on their market value.

We expect that the majority of our portfolio will be made up of private credit investments in medium-sized
companies, including bespoke, highly negotiated loans and private equity-related financings such as those backing LBOs. For purposes of the foregoing, we consider a company to be
“medium-sized”
when it has earnings before interest, taxes, depreciation and amortization (“EBITDA”) of between approximately $25 million and $150 million or it has an enterprise value of between approximately $250 million and $2 billion. We may look to enterprise value when we or our Adviser do not believe EBITDA is an appropriate metric for our purposes. To a lesser extent, we also invest in opportunistic credit. We expect that the opportunistic credit investments will generally be liquid, and may be used for the purposes of maintaining liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.
Most of our investments will be in private U.S. companies, but (subject to compliance with BDCs’ requirement to invest at least 70% of its assets in private U.S. companies), we also expect to invest to some extent in European and other
non-U.S.
companies. Subject to the limitations of the Investment Company Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by Other Oaktree Funds.
Under normal circumstances we expect that our portfolio and investing activities will predominantly include:

•
loans made directly to
non-U.S.
and U.S. borrowers, which may be long-term or short-term, secured or unsecured, “covenant-lite” (that is, lacking financial maintenance covenants), and may or may not have an equity component attached;

•
all types of publicly traded or privately placed debt securities and other obligations such as bank loans and participations, equipment trust certificates, mortgages, mezzanine debt or deeds of trust on real property and trade credit;

•	preferred stock;

•	publicly traded or privately placed equity securities, including common stock and preferred stock (including convertible preferred stock), as well as warrants with respect to such equity securities;

•	bridge financings to portfolio companies to facilitate buy-outs or acquisitions;

•	investments in the “when-issued” trading market, a market for conditional trades in securities that have been authorized but not yet issued;

•	follow-on, mutually reinforcing investments intended to result in a more successful business entity;

•
collateralized loan obligation vehicles (“CLOs”), commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”) and other structured products, including investments in junior and/or equity tranches of such products;

•	securities or obligations of non-U.S. entities;

•	debt and equity securities acquired through tender offers;

•	options and warrants;

•	short sale transactions for hedging purposes;

•
temporary investments in one or more unaffiliated money market mutual funds or directly in certificates of deposit, commercial paper, interest-bearing government securities, repurchase contracts and other short-term instruments;

•	cash, cash equivalents and other liquid investments held in reserve;

•
all or a substantial portion of the equity of one or more special purpose entities formed for the purpose of purchasing the assets of a company directly, including in connection with sales under section 363 of the U.S. Bankruptcy Code; and

•	other investment techniques the Adviser believes will help us achieve our investment objective.
We expect most of our debt investments will be unrated; however, some of our debt investments may be rated by a nationally recognized statistical rating organization, and, in such case, generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc. or lower than
“BBB-”
by Standard & Poor’s Global Ratings). We expect that our unrated debt investments will generally have credit quality consistent with below investment grade securities. In addition, we may invest in CLOs and will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs.
Because the Fund is intended to be an opportunistic investment vehicle, the composition of our portfolio may change with market conditions. We may invest across the capital structure, in both liquid and illiquid securities and obligations, which we believe should allow the Fund to access attractive risk-reward opportunities as they arise in all types of investments. In addition, our debt investments will have varying maturities, and the maturity of our newly originated debt investments, in particular, will be driven by market dynamics at the time of investment and will change over time. There is no limit on the maturity or duration of any security we may hold in our portfolio.
Our investments are subject to a number of risks. See “Investment Objective and Strategies” and “Risk Factors.”

Q:	What is an originated loan?

A:
An originated loan is a loan where we lend directly to the borrower and hold the loan on our own or only with other Oaktree affiliates or sometimes with a small number of other unaffiliated direct lenders. This is distinct from a syndicated loan, which is generally originated by a bank and then syndicated, or sold to other investors. Originated loans are generally held until maturity or until they are refinanced by the borrower.

Syndicated loans often have liquid markets and can be traded by investors.

Q:	What competitive strengths does the Adviser offer?

A:
Oaktree has a long-standing global presence, with three decades of experience investing in credit products in periods of both market strength and distress. Oaktree has an integrated investment approach and a disciplined credit underwriting process centered on risk control.

Oaktree believes that its defining characteristic is its adherence to the highest professional standards, which has yielded several important benefits. First and foremost, this characteristic has allowed Oaktree to attract and retain an experienced group of Investment Professionals as well as accounting, valuation, legal, compliance and other administrative professionals. As of September 30, 2025, Oaktree had more than 1,400 professionals in 26 cities and 18 countries, including a deep and broad credit platform drawing from more than 375 highly experienced investment professionals with significant origination, structuring and underwriting expertise. Specifically, the Strategic Credit group that is primarily responsible for implementing our investment strategy consists of approximately 40 Investment Professionals led by Armen Panossian, our Chief Executive Officer and
Co-Chief
Investment Officer, who focus on the investment strategy employed by our Adviser and certain of its affiliates.
Second, it has permitted the investment team to build strong relationships with brokers, banks and other market participants. These institutional relationships have been instrumental in strengthening access to trading opportunities, to understanding the current market, and to executing the investment team’s investment strategies.
OCM aims to attract, motivate and retain talented employees (both Investment Professionals and accounting, valuation, legal, compliance and other administrative professionals) by making them active participants in, and beneficiaries of, the platform’s success. In addition to competitive base salaries, all of OCM employees share in the discretionary bonus pool. An employee’s participation in the bonus pool is based on the overall success of our Adviser and its affiliates and the individual employee’s performance and level of responsibility.

Q:	What is the market opportunity?

A:	We believe that there are and will continue to be significant investment opportunities in the asset classes discussed above.
Private Lending Opportunities.
We believe that the market for lending to private companies is underserved and presents a compelling investment opportunity. We intend to focus on private lending opportunities in the following key areas:

•
Stressed Sector/Rescue Lending
. Individual businesses or sectors experiencing stress or reduced access to capital, which can create attractive private lending opportunities. Broad market weakness or sector-specific issues can constrain borrowers’ access to capital. Further, certain factors such as regulation may cause entire industries (e.g., energy) to be rebuffed by more traditional lenders (e.g., commercial banks) such that all borrowers in an industry lose access to capital, regardless of their individual financial condition. Often times, by sifting through an industry issuer-by-issuer,
the Investment Professionals can identify attractive investment opportunities that are over-secured by valuable assets.

•
Situational Lending
. Certain businesses may present challenges for traditional lenders to understand or value, thus presenting attractive lending opportunities for us. Prospective borrowers with little-to-no
revenue or EBITDA may be unable to secure financing from traditional lenders. In these instances, a debt-to-EBITDA
approach may not be appropriate, instead requiring a value-oriented approach that involves targeting low loan-to-value
ratios and negotiating bespoke covenants, contingencies and terms that help mitigate business-specific risks. Examples of these opportunities may include life sciences companies that have revenue-generating drugs and hard assets, but reinvest that capital into research and development for promising new products.

•
Sponsor-Related Financings
. Financing for portfolio companies backed by private equity firms is one of the most active areas of opportunity, including those opportunities related to LBOs and refinancings. The Investment Professionals have many longstanding relationships with established, reputable sponsors, and generally favor sponsors that view their portfolio companies as long-term partners and those that specialize in certain industries where they have subject matter expertise. In addition, the Investment Professionals have historically favored borrowers backed by sponsors that have demonstrated a willingness to invest large amounts of equity, which provides enhanced downside credit protection. Examples of these opportunities may include financings for software- or healthcare-focused borrowers backed by private equity firms.

•
Secondary Private Loans and Loan Portfolios
. With increasing frequency, some lenders and leverage providers are offering to sell individual loans or portfolios of loans. Several drivers may force these sellers to offload portfolios, such as performance concerns, near-term liquidity needs, leverage pressures or regulatory capital requirements. With our anticipated capital levels and the Adviser’s firsthand experience in workouts and restructurings, we may be able to purchase loans at attractive levels, often well below their assessed values. Examples of these opportunities may come from banks seeking to reduce geographic or sector concentration or BDCs seeking to resolve leverage issues driven by troubled performance.

Opportunities in Public Markets
. Certain factors may also drive opportunities for the Fund in the public market and will allow the Fund to leverage Oaktree’s broader credit platform and decades of credit investing experience. These factors may include:

•
Macro Factors
. Macro factors that drive market dislocations can ripple through the global economy and include sovereign debt crises, political elections, global pandemics, and other unexpected geopolitical events. These factors drive highly correlated “risk on” and “risk off” market swings and frequently result in the indiscriminate selling of securities and obligations at prices that the Investment Professionals believe are well below their intrinsic values.

•
Industry Headwinds
. Select industries may face secular challenges or may fall out of favor due to a variety of factors such as evolving technology or regulation. These headwinds can cause the debt of financially sound and distressed companies alike to trade lower, potentially allowing the Investment Professionals to identify mispriced opportunities.

•
Company Characteristics
. Company-specific factors that drive market dislocations include over-leveraged balance sheets, near-term liquidity or maturity issues, secular pressures, acute shock to company operations, asset-light businesses and new or relatively small issuers. These factors may result in mispriced securities or require a highly structured direct loan.

The securities we may purchase in the public markets include broadly syndicated loans, high yield bonds and structured credit products. We generally expect to have smaller positions in these securities, and to hold such securities for a shorter period of time, relative to securities purchased in private lending opportunities.

Q:	Why do you intend to invest in liquid credit investments in addition to originated loans?

A:
We believe that our liquid credit investments will help maintain liquidity to satisfy any share repurchases we choose to make and manage cash before investing subscription proceeds into originated loans while also seeking attractive investment returns. We expect these investments to enhance our risk/return profile and serve as a source of liquidity for the Fund.

Q:	How will you identify investments?

A:
The Adviser has several resources for originating new opportunities that grant the Investment Professionals a comprehensive view of the actionable investment universe. From this universe, the Adviser can then select the most attractive opportunities for the Fund. In addition to its dedicated group of sourcing professionals, the Adviser will also leverage its global market presence and relationships with affiliates, advisers, sponsors, banks, management teams, capital-raising advisers, trading desks and other sources to gain access to opportunities. The Adviser is a trusted partner to financial sponsors and management teams based on its market reputation, relationship-based approach, long-term investment orientation and focus on lending across economic cycles. We believe this will give the Fund access to proprietary deal flow and “first looks” at investment opportunities and that the Fund is well-positioned for difficult and complex transactions.

Q:	Will you use leverage?

A:
Yes. To seek to enhance our returns, we use and expect to continue to use leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the limitations set forth in the Investment Company Act, which currently allows us to borrow up to a 2:1 debt-to-equity
ratio. We use leverage in the form of borrowings, including loans from certain financial institutions, and also issue debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage is expected to be applied on a position-by-position
basis, meaning
little-to-no
leverage may be applied to certain investments, while others may have more leverage applied. Any such leverage would also be expected to increase the total capital available for investment by the Fund. Additionally, some of our portfolio companies may be highly leveraged. See “Risk Factors
.
”

Q:	How will the Fund be allocated investment opportunities?

A:	Oaktree, including the Adviser, provides investment management services to other BDCs, investment funds, client accounts and proprietary accounts that Oaktree may establish (“Other Oaktree Funds”).
The Fund may share in investment opportunities presented to one or more of the Other Oaktree Funds, and one or more Other Oaktree Funds may share in investment opportunities presented to the Fund, in each case to the extent that Oaktree in good faith deems such an allocation to be prudent or equitable. As between a closed-end
fund or account that is in its investment period and an
open-end
fund or account (which typically does not have a limit on total size) or two or more open-end
funds or accounts, each with the same overall investment focus, investment opportunities will generally be allocated between them based on Oaktree’s reasonable assessment of the amount of capital available for investment by each such fund or account, and sales of an investment will generally be allocated pro rata between them on the basis of their respective investments held (disregarding for this purpose the age of the funds or accounts or which of them is in a liquidation period). In order for Oaktree and its affiliates, including the Adviser, to fulfill their fiduciary duties to each of their clients, Oaktree has put in place an investment allocation policy that seeks to ensure the fair and equitable allocation of investment opportunities over time between the Fund and Other Oaktree Funds and to address the co-investment
restrictions set forth under the Investment Company Act. See “Investment Objective and Strategies—Allocation of Investment Opportunities” for a discussion of the factors Oaktree will consider in determining prudent or equitable allocations of investment opportunities.
In addition, as a BDC regulated under the Investment Company Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which likely in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside other clients.
We have in the past
co-invested,
and in the future may
co-invest,
with certain affiliates of the Adviser. On November 14, 2025, OCM received exemptive relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is OCM or an investment adviser controlling, controlled by or under common control with OCM and Oaktree proprietary accounts, to participate in negotiated co-investment
transactions where doing so is consistent with regulatory requirements and other pertinent factors, and pursuant to the conditions thereof (the “Exemptive Relief”). Oaktree operates under a new form of Exemptive Relief that adopts a more flexible requirement that allocations be “fair and equitable” to us and that the Adviser consider the interests of us in allocations and which minimizes certain board approval requirements from the prior form of relief. Under the Exemptive Relief, the terms, conditions, price, class of securities to be purchased in respect of a particular investment, the date on which such investment is to be made and any registration rights applicable thereto, must be generally the same for us and each other participating Other Oaktree Fund. The requirements of the Exemptive Relief (including any requirements for board approval thereunder), as well as other regulatory requirements associated with us and other BDCs and interval funds managed by Oaktree, potentially will impact the investment allocations among other participating accounts (including, for the avoidance of doubt, us) or otherwise impact allocation results. Any changes to the Exemptive Relief or the rules and other guidance promulgated by the SEC and its Staff under the Investment Company Act could impact allocations made available to us and thereby affect (and potentially decrease) the allocation made to us or otherwise impact the process for allocations in transactions in which we participate.

Q:	How is an investment in shares of your Common Shares different from an investment in shares of listed BDCs?

A:	An investment in our common shares of beneficial interest (“Common Shares”) generally differs from an investment in shares of listed BDCs in a number of ways, including:

•
Shares of listed BDCs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s assets and liabilities. Our Board of Trustees, rather than the “market,” determined the initial offering price of our shares in its sole discretion after considering the initial public offering prices per share of other blind pool non-traded
BDCs. The estimated value of our assets and liabilities is used to determine our net asset value (“NAV”). The NAV of non-traded
BDCs may be subject to volatility related to the values of their underlying loans as opposed to other conditions that may impact public markets.

•
An investment in our shares has limited or no liquidity outside of our share repurchase program and our share repurchase program may be modified, suspended or terminated. In contrast, an investment in a listed BDC is a liquid investment, as shares can be sold on an exchange at any time the exchange is open.

•	Some listed BDCs are self-managed, whereas our investment operations are managed by the Adviser, which is part of Oaktree.

•
Unlike the offering of a listed BDC, this offering is registered in every state in which we are offering and selling shares. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed BDC. For example, our Declaration of Trust limits the fees we may pay to the Adviser. A listed BDC does not typically provide for these restrictions within its charter. A listed BDC is, however, subject to the governance requirements of the exchange on which its shares are traded, including requirements relating to its board of directors, audit committee, independent director oversight of executive compensation and the director nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals and voting rights.

Although we expect to follow many of these same governance guidelines, there is no requirement that we do so unless it is required for other reasons. Both listed BDCs and non-traded
BDCs are subject to the requirements of the Investment Company Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Q:	For whom may an investment in your Common Shares be appropriate?

A:	An investment in our Common Shares may be appropriate for you if you:

•	meet the minimum suitability standards described above under “Suitability Standards;”

•	seek to allocate a portion of your investment portfolio to a direct investment vehicle with an income- oriented portfolio of primarily U.S. credit investments;

•	seek to receive current income through regular distribution payments;

•	wish to obtain the potential benefit of long-term capital appreciation; and

•	are able to hold your shares as a long-term investment and do not need liquidity from your investment quickly or in the near future.
We cannot assure you that an investment in our Common Shares will allow you to realize any of these objectives. An investment in our Common Shares is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to offer to repurchase any of our Common Shares in any particular quarter in our discretion. See “Share Repurchase Program.”

Q:	Are there any risks involved in buying your Common Shares?

A:
Investing in our Common Shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objective and, therefore, you should purchase our shares only if you can afford a complete loss of your investment. An investment in our Common Shares involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in our Common Shares include those listed below:

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop prior to any listing.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•
We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•
We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price.

•
Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

•
We use and expect to continue to use leverage, which will magnify the potential for loss on amounts invested in us. See “Risk Factors—Investment-Related Risks—both our portfolio companies and Fund may be leveraged” for additional information.

•
We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Q:	Do you currently own any investments?

A:
Yes. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Portfolio Companies,” the financial statements included elsewhere in this prospectus and our periodic reports under the Exchange Act and www.osc.brookfield.com for information on our investments.

Q:	What is the role of your Board of Trustees?

A:
We operate under the direction of our Board of Trustees, the members of which are accountable to us and our shareholders as fiduciaries. We have 5 Trustees, 4 of whom have been determined to be independent of us, the Adviser, Oaktree and its affiliates (“independent Trustees”). Our independent Trustees are responsible for reviewing the performance of the Adviser and approving the compensation paid to the Adviser and its affiliates. The names and biographical information of our Trustees are provided under “Management of the Fund—Trustees and Executive Officers.”

Q:	What is the difference between the Class T, Class S, Class D and Class I Common Shares being offered?

A:
We are offering to the public four classes of Common Shares: Class T shares, Class S shares, Class D shares and Class I shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees, which are similar to sales commissions. In addition, Class T shares are subject to an upfront sales load charged by Brookfield Private Wealth LLC (the “Distribution Manager”), and Class S shares, Class D shares and Class I shares are not subject to such a load although if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. See “Description of Our Shares” and “Plan of Distribution” for a discussion of the differences between our Class T, Class S, Class D and Class I shares.

Assuming a constant NAV per share of $25.00, we expect that a one-time
investment in 400 shares of each class of our shares (representing an aggregate NAV of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fees	Total Over Five Years
Class T	$85	$425
Class S	$85	$425
Class D	$25	$125
Class I	$0	$0
Class T shares and Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Oaktree, Brookfield or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers, (6) by employees and financial advisors of participating brokers and their immediate family members or (7) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, and subject to the Distribution Manager’s approval, the shares of holders of Class D shares, Class S shares and Class T shares may be converted or exchanged into an equivalent NAV of Class I shares, including in situations where a shareholder exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering. Exchanges or conversion, including those made at the option of shareholders, may require such shareholder to meet the eligibility requirements of the Class into which the shareholder seeks to exchange. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.
If you are eligible to purchase all four classes of shares, you should be aware that participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services.

Q:	What is the per share purchase price?

A:	Shares are sold at the then-current NAV per share, as described below.

Q:	How will your NAV per share be calculated?

A:	Our NAV will be determined based on the value of our assets less our liabilities, including accrued fees and expenses, as of any date of determination.
Investments for which market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Securities that are not publicly traded or for which market prices are not readily available will be valued at fair value as determined in good faith by the Adviser as the Board of Trustees’ valuation designee pursuant to Rule
2a-5
under the Investment Company Act. The Adviser will determine the fair value of each of our investments and our NAV per share each month. See “Determination of Net Asset Value.”

Q:	Is there any minimum investment required?

A:
The minimum initial investment in our Class T, Class S and Class D shares is $2,500, and the minimum investment in our Class I shares is $1,000,000, unless waived by the Distribution Manager. The minimum subsequent investment in each class of our Common Shares is $500 per transaction, except the minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan. In addition, the Distribution Manager, an SEC registered broker-dealer and a subsidiary of Brookfield, an affiliate of the Adviser, may elect to accept smaller investments in its discretion.

Q:	What is a “best efforts” offering?

A:
Our Common Shares are being offered on a “best efforts” basis. A “best efforts” offering means the Distribution Manager and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.

Q:	What is the expected term of this offering?

A:
We have registered $5,000,000,000 in Common Shares. It is our intent, however, to conduct a continuous offering for an extended period of time, by filing for additional offerings of our Common Shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend this offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.

Q:	When may I make purchases of shares and at what price?

A:
Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription request effective as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request including the full subscription amount must be received, together with a completed subscription agreement with appropriate responses, at least five business days prior to the first day of the month (unless waived by the Distribution Manager).

Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available on our website, www.osc.brookfield.com, generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase.
See “How to Subscribe” for more
det
ails.

Q:	When will the NAV per share be available?

A:
We will report our NAV per share as of the last day of each month on our website, www.osc.brookfield.com, generally within 20 business days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe. If a subscription request is received less than five business days prior to the first day of the month, unless waived by the Distribution Manager, the subscription request will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your subscription request is executed may be different from the price per share at the time at which you submit your subscription request. For additional information regarding the procedures relating to the purchases of our Common Shares, see “How to Subscribe—Purchase Price”.

For example, if you are subscribing in March, your subscription must be submitted at least five business days prior to April 1. The purchase price for your shares will be the NAV per share determined as of March 31. The NAV per share as of March 31 will generally be available within 20 business days from March 31.

Q:	May I withdraw my subscription request once I have made it?

A:
Yes. Subscribers are not committed to purchase shares at the time their subscription requests are submitted and any subscription may be canceled at any time before it has been accepted, which will not be earlier than two business days before the first calendar day of the next month. You may cancel your subscription request by notifying the transfer agent, through your financial intermediary or by notifying Oaktree Strategic Credit Fund directly on our toll-free, automated telephone line, (855)
777-8001.

Q:	When will my subscription be accepted?

A:	Completed subscription requests will not be accepted by us any earlier than two business days before the first day of each month.

Q:	Will I receive distributions and how often?

A:
We have declared distributions each month beginning in July 2022 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital and liquidity needs and general financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of our net investment income. See “Description of our Shares” and “Certain U.S. Federal Income Tax Considerations.”
The per share amount of distributions on Class T, Class S, Class D and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, the per share amount of distributions on Class T shares and Class S shares will be lower than Class D shares, and the per share amount of distributions on Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class T shares and Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares). The per share amount of distributions on Class T shares and Class S shares will generally be the same.
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

Q:	Will the distributions I receive be taxable as ordinary income?

A:
Generally, distributions that you receive, including cash distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Dividends received will generally not be eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals for “qualified dividends.”

We may designate a portion of distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax, but will instead reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your shares are repurchased, you sell your shares or we are liquidated, at which time you generally will be taxed at capital gains rates. Because each investor’s tax position is different, you should consult with your tax advisor. In particular,
non-U.S.
investors should consult their tax advisors regarding potential withholding taxes on distributions that they receive. See “Certain U.S. Federal Income Tax Considerations.”

Q:	May I reinvest my cash distributions in additional shares?

A:
Yes. We have adopted a distribution reinvestment plan whereby shareholders (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan) will have their cash distributions automatically reinvested in additional Common Shares unless they elect to receive their distributions in cash. Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares. If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you own will be automatically invested in additional Common Shares. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent NAV per share for such shares as of the first calendar day of the month (the “Purchase Date”) following the record date of the distribution. Shareholders will not pay upfront selling commissions when purchasing shares under our distribution reinvestment plan; however, all shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing shareholder servicing and/or distribution fees.

Participants may terminate their participation in the distribution reinvestment plan by providing written notice to the Plan Administrator (defined below) five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. See “Description of Our Shares” and “Distribution Reinvestment Plan.”

Q:	Can I request that my shares be repurchased?

A:
Yes, subject to limitations. We have commenced a share repurchase program in which we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter; provided that we reserve the right in our sole discretion to purchase additional outstanding Common Shares representing up to 2% of the outstanding Common Shares each quarter without amending or extending the repurchase offer as permitted by Rule
13e-4(f)(1)
of the Exchange Act. Our Board of Trustees may amend or suspend the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. For example, in accordance with our Board of Trustees’ fiduciary duty to the Fund and shareholders, it may amend or suspend the share repurchase program during periods of market dislocation where selling assets to fund a repurchase could have a materially negative impact on remaining shareholders. As a result, share repurchases may not be available each quarter. Following any such suspension, the Board of Trustees will consider on at least a quarterly basis whether the continued suspension of the share repurchase program is in the best interest of the Fund and shareholders, and will reinstate the share repurchase program when and if appropriate and subject to its fiduciary duty to the Fund and shareholders.

We intend to conduct repurchase offers under the share repurchase program in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the Investment Company Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter pursuant to a tender offer, we expect to repurchase shares pursuant to tender offers at the expiration of the tender offer (the “Repurchase Date”) at a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter (the “Valuation Date”), except that shares that have a prospective repurchase date that is within the one-year
period following the original issue date of the shares will be subject to an early repurchase deduction of 2% of such NAV (an “Early Repurchase Deduction”). The one-year
holding period will be deemed satisfied if the shares to be repurchased would have been outstanding for one year or longer as of the subscription closing date immediately following the applicable Valuation Date, which subscription closing date the Fund deems the prospective repurchase date for the applicable offer. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro ra
ta basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.
The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all. See “Share Repurchase Program.”

Q:	What is a business development company, or BDC?

A:
A BDC is a
closed-end
investment company that has made an election with the SEC to be subject to certain restrictions applicable to investment companies under the Investment Company Act. As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the Investment Company Act, as described in this prospectus, which are generally privately-offered securities issued by U.S. private or thinly-traded companies. We may also invest up to 30% of our portfolio opportunistically in
“non-qualifying”
portfolio investments, such as investments in
non-U.S.
companies. See “Investment Objective and Strategies—Regulation as a BDC.”

Q:	What is a regulated investment company, or RIC?

A:
We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

In general, a RIC is a company that:

•	is a BDC or registered investment company that combines the capital of many investors to acquire securities;

•	offers the benefits of a securities portfolio under professional management;

•	satisfies various requirements of the Code, including an asset diversification requirement; and

•
is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation.

Q:	What is a non-exchange traded, perpetual-life BDC?

A:
A
non-exchange
traded BDC is a BDC whose shares are not listed for trading on a stock exchange or other securities market. We use the term “perpetual-life BDC” to describe an investment vehicle of indefinite duration, whose Common Shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we may offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of the Fund being a forced seller of assets in market downturns compared to non-perpetual
BDCs. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time.

Q:	Will I be notified of how my investment is doing?

A:	Yes. We will provide you with periodic updates on the performance of your investment with us, including:

•	three quarterly financial reports and investor statements;

•	an annual report;

•
in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”) Form
1099-DIV
or IRS Form
1099-B,
if required, and, in the case of
non-U.S.
shareholders, an annual IRS
Form 1042-S;

•	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and

•
a quarterly statement providing material information regarding your participation in the distribution reinvestment plan and an annual statement providing tax information with respect to income earned on shares under the distribution reinvestment plan for the calendar year.

Depending on legal requirements, we may post this information on our website, https://www.osc.brookfieldoaktree.com, when available, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at
www.sec.gov
.
In addition, our monthly NAV per share is posted on our websit
e
promptly after it has become available.

Q:	What fees do you pay to the Adviser?

A:
We have entered into an investment advisory agreement with the Adviser (as amended and restated, the “Investment Advisory Agreement”). We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee.

•	The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. The Adviser waived its management fee through November 2022. Substantial additional fees and expenses may also be charged by the Administrator (as defined below) to the Fund, which is an affiliate of the Adviser.

•	The incentive fee consists of two components as follows:

•
The first part of the incentive fee is based on income, whereby we will pay the Adviser quarterly in arrears 12.5% of our
Pre-Incentive
Fee Net Investment Income (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up
that, if achieved, is meant to provide the Adviser with approximately 12.5% of our
Pre-Incentive
Fee Net Investment Income as if the hurdle rate did not apply. The Adviser waived the incentive fee based on income through November 2022.

•
The second part of the incentive fee is based on realized capital gains, whereby we will pay the Adviser at the end of each fiscal year in arrears 12.5% of cumulative realized capital gains from inception through the end of such fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

See “Investment Advisory Agreement, Administrative Agreement and Expense Support Agreement.”

Q:	Who administers the Fund?

A:
Oaktree Fund Administration, LLC, as our administrator (the “Administrator”), provides, or oversees the performance of, administrative and compliance services. We reimburse the Administrator for its costs, expenses and the Fund’s allocable portion of compensation of the Administrator’s personnel and the Administrator’s overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the administration agreement (as amended and restated, the “Administration Agreement”). See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement—Administration Agreement.”

Q:	What are the offering and servicing costs?

A:
No upfront sales load will be paid to us or the Distribution Manager with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. Class T shares will be offered on a monthly basis at a price per share equal to the NAV per share for such Class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and will be paid to the Distribution Manager and reallowed (paid) to participating brokers. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.

Subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation, we will pay the following shareholder servicing and/or distribution fees to the Distribution Manager: (a) for Class T shares and Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class T shares and Class S shares, respectively, and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The shareholder servicing and/or distribution fees will be payable to the Distribution Manager, but the Distribution Manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services. The Fund also may pay for these sub-transfer
agency,
sub-accounting
and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.
The Adviser advanced all of our organization and offering expenses on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of our participating brokers, reasonable bona fide due diligence expenses of participating brokers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars sponsored by participating brokers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, brokers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fee) through June 1, 2022. Unless the Adviser elects to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement we have entered into with the Adviser (the “Expense Support Agreement”), we are obligated to reimburse the Adviser for such advanced expenses as of June 1, 2022. For the fiscal year ended September 30, 2025, the Adviser did not make any expense payments under the Expense Support Agreement. For the year ended September 30, 2025, we did not make any reimbursement payments to the Adviser. For additional information about the Expense Support Agreement, see “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement—Expense Support Agreement.”

Q:	What are your operating expenses?

A:
We incur operating expenses in the form of our management and incentive fees, shareholder servicing and/ or distribution fees, interest expense on our borrowings and other expenses, including the expenses we pay to our Administrator. See “Fees and Expenses.”

Q:	What are your policies related to conflicts of interest with Oaktree and its affiliates?

A:
The Adviser and its affiliates will be subject to certain conflicts of interest with respect to the services the Adviser and the Administrator provide for us. These conflicts will arise primarily from the involvement of Oaktree in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of our interest.

•
Conflicting Activities
.
In the ordinary course of its business activities, Oaktree will engage in activities where the interests of certain investment groups within Oaktree or the interests of its clients will conflict with the interests of the shareholders in the Fund. Other present and future activities of Oaktree will give rise to additional conflicts of interest. In the event that a conflict of interest arises, the Adviser will attempt to resolve such conflict in a fair and equitable manner. Subject to applicable law, including the Investment Company Act, and the Board of Trustees’ oversight, the Adviser will have the power to resolve, or consent to the resolution of, conflicts of interest on behalf of the Fund. Investors should be aware that conflicts will not necessarily be resolved in favor of the Fund’s interests. In addition, the Adviser may in certain situations choose to consult with or obtain the consent of the Board of Trustees with respect to any specific conflict of interest, including with respect to the approvals required under the Investment Company Act, including Section 57(f), and the Advisers Act. The Fund may enter into joint transactions or cross- trades with clients or affiliates of the Adviser to the extent permitted by the Investment Company Act, the Advisers Act and any applicable co-investment
order from the SEC. Subject to the limitations of the Investment Company Act, the Fund may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt or equity is owned by other Oaktree funds.

•
Fund
Co-Investment
Opportunities.
As a BDC regulated under the Investment Company Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which likely will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside the Other Oaktree Funds. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. However, subject to the Investment Company Act and any applicable co-investment
order issued by the SEC, the Fund may
co-invest
with Other Oaktree Funds (including
co-investment
or other vehicles in which Oaktree or its personnel invest and that co-invest
with such Other Oaktree Funds) in investments that are suitable for the Fund and one or more of such Other Oaktree Funds. Even if the Fund and any such Other Oaktree Funds and/or co-investment
or other vehicles invest in the same securities, conflicts of interest may still arise.

We have in the past
co-invested,
and in the future may
co-invest,
with certain affiliates of the Adviser. On November 14, 2025, OCM received the Exemptive Relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is OCM or an investment adviser controlling, controlled by or under common control with OCM, to participate in negotiated co-investment
transactions where doing so is consistent with regulatory requirements and other pertinent factors, and pursuant to the conditions thereof. Oaktree operates under a new form of Exemptive Relief that adopts a more flexible requirement that allocations be “fair and equitable” to us and that the Adviser consider the interests of us in allocations and which minimizes certain board approval requirements from the prior form of relief. Under the Exemptive Relief, the terms, conditions, price, class of securities to be purchased in respect of a particular investment, the date on which such investment is to be made and any registration rights applicable thereto, must be generally the same for us and each other participating Other Oaktree Fund. The requirements of the Exemptive Relief (including any requirements for board approval thereunder), as well as other regulatory requirements associated with us and other BDCs and interval funds managed by Oaktree, potentially will impact the investment allocations among other participating Accounts (including, for the avoidance of doubt, us) or otherwise impact allocation results. Any changes to the Exemptive Relief or the rules and other guidance promulgated by the SEC and its Staff under the Investment Company Act could impact allocations made available to us and thereby affect (and potentially decrease) the allocation made to the Fund or otherwise impact the process for allocations in transactions in which we participate.

•
Other Affiliate Transactions and Investments in Different Levels of Capital Structure
.
From time to time, the Fund and the Other Oaktree Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities or loans, subject to the limitations of the Investment Company Act. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities or loans that may be held by such entities. To the extent the Fund holds securities or loans that are different (including with respect to their relative seniority) than those held by Other Oaktree Funds, the Adviser and its affiliates may be presented with decisions when the interests of the funds are in conflict.

Further, the Fund is prohibited under the Investment Company Act from participating in certain transactions with certain of its affiliates (including certain portfolio companies of Other Oaktree Funds) without the p rio
r approval of a majority of the independent members of the Board of Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities of the Fund will be an affiliate of the Fund for purposes of the Investment Company Act and generally the Fund will be prohibited from buying or selling any securities from, or to, such affiliate, absent the prior approval of the Board of Trustees. However, the Fund may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between the Fund’s interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in the Fund’s best interest may be limited. The Investment Company Act also prohibits certain “joint” transactions with certain affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of the Board of Trustees and, in some cases, the SEC.
In addition, conflicts may arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that any conflict will be resolved in favor of the Fund, and each shareholder acknowledges and agrees that in some cases, subject to applicable law, a decision by Oaktree to take any particular action could have the effect of benefiting an Other Oaktree Fund (and, incidentally, may also have the effect of benefiting Oaktree) and therefore may not have been in the best interests of, and may be adverse to, the Fund.
There can be no assurance that the return on the Fund’s investment will be equivalent to or better than the returns obtained by the Other Oaktree Funds participating in the transaction. The shareholders will not receive any benefit from fees paid to any affiliate of the Adviser from a portfolio company in which an Other Oaktree Fund also has an interest to the extent permitted by the Investment Company Act.

•
Other Oaktree Funds; Allocation of Investment Opportunities.
Certain inherent conflicts of interest arise from the fact that the Adviser and Oaktree provide investment management, advisory and sub-advisory
services to the Fund and Other Oaktree Funds. Oaktree will share any investment and sale opportunities with such Other Oaktree Funds and the Fund in accordance with the Advisers Act, and Oaktree’s allocation policies, which generally provide for sharing pro rata based on investments held by the respective funds or accounts and the amount of capital available for such investment in the respective funds and accounts. Notwithstanding the foregoing, Oaktree may also consider a number of factors in making any allocation determinations, and such factors may result in a different allocation of investment and/or sale opportunities. See “Investment Objective and Strategies—Allocation of Investment Opportunities” for a discussion of the factors Oaktree will consider in determining prudent or equitable allocations of investment opportunities.

In addition, as noted above, the Adviser has received Exemptive Relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, as well as certain Oaktree proprietary accounts, to participate in negotiated co-investment
transactions where doing so is consistent with regulatory requirements and other pertinent factors, and pursuant to the conditions thereof.
The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund, but does reflect all material conflicts known to the Fund as of the date of this prospectus. Prospective investors should read the Fund’s offering documents and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed in this prospectus are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

See “Potential Conflicts of Interest” for additional information about conflicts of interest that could impact the Fund.

Q:	When will I get my detailed tax information?

A:	In the case of certain U.S. shareholders, we expect your IRS Form 1099-DIV tax information, if required, to be mailed by January 31 of each year.

Q:	Who can help answer my questions?

A:	If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial adviser or our transfer agent: SS&C GIDS, Inc.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in Common Shares will bear, directly or indirectly. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown.

	Class T Shares	Class S Shares	Class D Shares	Class I Shares
Shareholder transaction expenses (fees paid directly from your investment)
Maximum sales load(1)	3.5%	3.5%	1.5%	—%
Maximum Early Repurchase Deduction(2)	2.0%	2.0%	2.0%	2.0%

	Class T Shares	Class S Shares	Class D Shares	Class I Shares
Annual expenses (as a percentage of net assets attributable to our Common Shares)(3)
Base management fees(4)	1.25%	1.25%	1.25%	1.25%
Incentive fees(5)	1.26%	1.26%	1.26%	1.26%
Shareholder servicing and/or distribution fees(6)	0.85%	0.85%	0.25%	—%
Interest payment on borrowed funds(7)	3.93%	3.93%	3.93%	3.93%
Other expenses(8)	0.32%	0.32%	0.32%	0.32%
Total annual expenses	7.61%	7.61%	7.01%	6.76%

(1)
No upfront sales load will be paid to the Fund or the Distribution Manager with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. Class T shares will be offered on a monthly basis at a price per share equal to the NAV per share for such Class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and will be paid to the Distribution Manager and reallowed (paid) to participating brokers. For Class T shares, the 3.5% of NAV upfront sales load may include up to a maximum of 1.50% of NAV payable as a dealer fee, in which case a maximum of 2.00% of NAV would be payable as a selling commission. To the extent the dealer fee applicable to a sale of Class T shares is lower than 1.50%, the maximum amount payable as a selling commission would be correspondingly higher, subject to the total maximum upfront sales load of 3.50%. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.

(2)
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter pursuant to a tender offer, we expect to repurchase shares pursuant to tender offers on or around the last business day of that quarter at a purchase price equal to the NAV per share as of the Valuation Date, except that shares that a prospective repurchase date that is within the one-year
period following the original issue date of the shares will be subject to an Early Repurchase Deduction. The one-year
holding period will be deemed satisfied if the shares to be repurchased would have been outstanding for one year or longer as of the subscription closing date immediately following the applicable Valuation Date, which subscription closing date the Fund deems the prospective repurchase date for the applicable offer. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

(3)	Total net assets as of September 30, 2025 employed as the denominator for expense ratio computation is approximately $4,541.8 million.

(4)	The base management fee paid to our Adviser is calculated each month at an annual rate of 1.25% on of the value of our net assets as of the beginning of the first calendar day of the applicable month.
(5)	We may have capital gains and investment income that could result in the payment of an incentive fee. The incentive fees, if any, are divided into two parts:

•
The first part of the incentive fee is based on income, whereby we will pay the Adviser quarterly in arrears 12.5% of our
Pre-Incentive
Fee Net Investment Income (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up
that, if achieved, is meant to provide the Adviser with approximately 12.5% of our
Pre-Incentive
Fee Net Investment Income as if the hurdle rate did not apply.
Pre-Incentive
Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind
interest and zero coupon securities), accrued income that we have not yet received in cash, and excludes the incentive fee and any shareholder servicing and/or distribution fees payable by the Class T shares, Class S Shares and the Class D Shares. As a result, for any calendar quarter, the incentive fee attributable to
Pre-Incentive
Fee Net Investment Income that is paid to the Adviser may be calculated on the basis of an amount that is greater than the amount of net investment income actually received by the Fund for such calendar quarter.

•
The second part of the incentive fee is based on realized capital gains, whereby we will pay the Adviser at the end of each fiscal year in arrears 12.5% of cumulative realized capital gains from inception through the end of such fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains. The payment obligation with respect to incentive fees based on realized capital gains will be allocated in the same manner across the Class T shares, Class S shares, Class D shares and Class I shares.

See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement” for more information concerning the incentive fees. The incentive fee referenced in the table above is based on actual amounts of the incentive fee on income incurred during the fiscal year ended September 30, 2025 and the capital gains incentive fee payable under the Investment Advisory Agreement as of September 30, 2025.
(6)
Subject to FINRA limitations on underwriting compensation, we will also pay the following shareholder servicing and/or distribution fees, which are similar to sales commissions, to the Distribution Manager: (a) for Class T shares and Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class T shares and Class S shares, respectively, and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The Distribution Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services. The Fund may also pay for the sub-transfer
agency,
sub-accounting
and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger
or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Distribution Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Distribution Manager and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class T shares, Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the applicable Class T shares, Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class T, Class S or Class D shares. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.
(7)
We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that we borrow for investment purposes an amount equal to 55% of our net assets, which was our leverage ratio as of September 30, 2025. Interest payment on borrowed funds is calculated as (1) the weighted average interest rate in effect as of September 30, 2025 multiplied by the actual debt outstanding as of September 30, 2025 of $2,499.4 million plus (2) unused fees and the expected amortization of deferred financing costs. The weighted average interest rate for our borrowings as of September 30, 2025 was 6.6% (exclusive of deferred financing costs and unused fees). Our ability to incur leverage depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this offering and the availability of financing in the market. Our actual leverage is expected to increase over time, subject to regulatory limits, and may fluctuate based on our sales of our Common Shares, repurchases of our Common Shares, market conditions and access to financing.

(8)
“Other expenses” include accounting, legal and auditing fees, reimbursement of expenses to our Administrator, organization and offering expenses, and fees payable to our Trustees, as discussed in “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement— Expenses.” The amount presented in the table estimates the amounts we expect to pay during the 2026 fiscal year.

Example:
We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating the following expense amounts, we have assumed that: (1) our annual operating expenses and offering expenses remain at the levels set forth in the table above, (2) the annual return before fees and expenses is 5.0%, (3) the net return after payment of fees and expenses is distributed to shareholders and reinvested at NAV and (4) except as otherwise indicated, your financial intermediary does not directly charge you transaction or other fees. Please note that if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. Please also note that if you buy Class T shares, the Distribution Manager may impose an upfront sales load of up to 3.5% on NAV that will be added to the price you pay for such class. Payment of such fees or commissions by you would increase your cost of owning the applicable class.
Class T shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$61	$182	$301	$590
You would pay the following expenses on an $1,000 investment, assuming a $5.0% annual return from net investment income and payment of the maximum upfront selling commission:	$96	$217	$336	$625
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$67	$199	$328	$634
Class S shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$61	$182	$301	$590
You would pay the following expenses on an $1,000 investment, assuming a $5.0% annual return from net investment income and payment of the maximum upfront selling commission:	$96	$217	$336	$625
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$67	$199	$328	$634
Class D shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$56	$166	$275	$544
You would pay the following expenses on an $1,000 investment, assuming a $5.0% annual return from net investment income and payment of the maximum upfront selling commission:	$71	$181	$290	$559
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$62	$183	$302	$591
Class I shares

Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$53	$159	$264	$525
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$59	$176	$292	$573

While the examples assume a 5.0% annual return on investment before fees and expenses, our performance will vary and may result in an annual return that is greater or less than this.
These examples should not be considered a representation of your future expenses.
If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income and/or if we achieve net realized capital gains in excess of 5.0%, both our returns to our shareholders and our expenses would be higher. See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement” for information concerning incentive fees.
We have entered into an Expense Support Agreement with the Adviser. The Adviser may elect to pay certain of our expenses on our behalf, including organization and offering expenses (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates. If the Adviser elects to pay certain of our expenses, the Adviser will be entitled to reimbursement of such expenses from us if Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders. Following any calendar month in which Available Operating Funds exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month, we will pay the amount of such excess, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Fund within three years prior to the last business day of such calendar month have been reimbursed. See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement—Expense Support Agreement” for additional information regarding the Expense Support Agreement. Because the Adviser’s obligation to pay certain of our expenses is voluntary, the table above does not reflect the impact of any expense support from the Adviser. For the years ended September 30, 2025 and 2024, the Adviser did not make any Expense Payments under the Expense Support Agreement. For the fiscal year ended September 30, 2023, the Adviser made Expense Payments in the amount of $0.9 million. For the year ended September 30, 2025, we did not make any reimbursement payments to the Adviser. For the years ended September 30, 2024 and 2023, we made reimbursement payments of $1.0 million and $1.4 million, respectively, to the Adviser.

FINANCIAL HIGHLIGHTS
The financial highlights in the table below are intended to help a prospective investor understand the Fund’s financial performance for the period shown. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.
The financial data set forth in the following table for the year ended September 30, 2025 has been audited and is included in the notes to our audited consolidated financial statements included elsewhere in this prospectus. You can review the report of our independent registered accounting firm included with our audited consolidated financial statements contained elsewhere in this prospectus.

(Share amounts in thousands)	Fiscal year ended September 30, 2025
	Class I	Class S	Class D	Class T
Net asset value at beginning of period	$23.56	$23.56	$23.56	$—
Capital Contribution	—	—	—	23.10
Net investment income(1)	2.01	1.81	1.96	0.16
Net unrealized appreciation (depreciation)(1)(2)	(0.11)	(0.11)	(0.11)	(0.03)
Net realized gains (losses)(1)	0.01	0.01	0.01	0.03
(Provision) benefit for taxes on realized and unrealized gains (losses)(1)	—	—	—	—

Net increase (decrease) in net assets resulting from operations	1.91	1.71	1.86	0.16
Distributions of net investment income to shareholders	(2.01)	(1.81)	(1.96)	(0.16)
Distributions in excess of net investment income	(0.37)	(0.37)	(0.37)	(0.01)

Net asset value at end of period	$23.09	$23.09	$23.09	$23.09

Total return(3)	8.49%	7.58%	8.22%	0.66%
Common shares outstanding at beginning of the period	89,884	44,323	81	—
Common shares outstanding at end of period	139,709	56,785	174	53
Net assets at the beginning of the period	$2,118,000	$1,044,424	$1,916	$—
Net assets at end of period	$3,225,643	$1,310,917	$4,028	$1,217
Average net assets(4)	$2,735,403	$1,223,801	$3,275	$100
Ratio of net investment income to average net assets(5)	8.62%	7.76%	8.39%	0.67%
Ratio of total expenses to average net assets(5)(7)	7.14%	7.96%	7.37%	0.57%
Ratio of net expenses to average net assets(5)	7.14%	7.96%	7.37%	0.57%
Ratio of portfolio turnover to average investments at fair value(5)	30.38%	30.38%	30.38%	30.38%
Weighted average outstanding debt	$2,107,125	$2,107,125	$2,107,125	$2,107,125
Average debt per share(1)	$12.44	$12.44	$12.44	$12.44
Asset coverage ratio(6)	281.92%	281.92%	281.92%	281.92%

(1)	Calculated based upon weighted average shares outstanding for the period.
(2)
The amount shown may not correspond with the net unrealized appreciation (depreciation) on investments for the fiscal year ended September 30, 2025 as it includes the effect of the timing of equity issuances.

(3)
Total return is calculated as the change in NAV per share during the period, plus distributions per share or capital activity, if any, divided by the beginning NAV per share, assuming a dividend reinvestment price equal to the NAV per share at the beginning of the period.

(4)	Calculated based upon the weighted average net assets for the period.
(5)	Based on outstanding senior securities of $2,499.4 million as of September 30, 2025.
(6)	Total expenses to average net assets is prior to management fee waivers and expense support/reimbursements provided by the Adviser.

RISK FACTORS
Investing in our Common Shares involves a number of significant risks. The following information is a discussion of the material risk factors associated with an investment in our Common Shares specifically, as well as those factors generally associated with an investment in a company with investment objectives, investment policies, capital structure or traders markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our Common Shares. The risks below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and you may lose all or part of your investment.
Market, Legal and Regulatory Risks
We are subject to regulatory oversight and requirements that restrict our activities and increase our cost of doing business.
The Investment Company Act imposes numerous constraints on the operations of BDCs and RICs that do not apply to other types of investment vehicles. For example, under the Investment Company Act, BDCs are required to invest at least 70% of their total assets in Qualifying Assets, primarily in private U.S. companies or thinly traded U.S. public companies, cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less. In addition, in order to qualify as a RIC for U.S. federal income tax purposes, we are required to meet certain source-of-income
and asset diversification requirements. These constraints, among others, may hinder our ability to take advantage of attractive investment opportunities and to achieve our investment objective.
Furthermore, any failure to comply with the requirements imposed on BDCs by the Investment Company Act could cause the SEC to bring an enforcement action against the Fund and/or expose the Fund to claims of private litigants. In addition, upon approval of a majority of our outstanding voting securities as required by the Investment Company Act, we may elect to withdraw our status as a BDC. If we decide to withdraw such election, or if we otherwise fail to qualify, or maintain our qualification as a BDC, we might be regulated as a closed-end
investment company that is required to register under the Investment Company Act, which would subject us to additional regulatory restrictions, significantly decrease our operating flexibility and could significantly increase our cost of doing business. In addition, any such failure could cause an event of default under future outstanding indebtedness, which could have a material adverse effect on our business, financial condition or results of operations.
Certain investments we make may result in reporting and compliance obligations under the applicable regulations of the various jurisdictions in which we make investments. In addition, certain investments we make may subject us and certain of our portfolio companies to a varied and complex body of energy and environmental regulations that both public officials and private individuals may seek to enforce. The costs of compliance will be borne by the Fund. In addition, our investments are or may become subject to regulation by various agencies within or outside the United States. New and existing regulations, changing regulatory schemes and the burdens of regulatory compliance all may have a material negative impact on our performance. Oaktree cannot predict whether new legislation or regulation will be enacted by legislative bodies or governmental agencies, nor can it predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have a material negative impact on our investment performance.
We are subject to additional risks as a result of being regulated as a BDC and taxed as a RIC.
To qualify for the tax benefits available to RICs and to minimize corporate-level U.S. federal income taxes, we intend to distribute to shareholders at least 90% of our taxable income each tax year, except that we may retain some or all of our net capital gains, and to designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay corporate-level tax on the retained amount, each U.S. shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the shareholder, and the shareholder will be entitled to claim a credit or refund equal to its allocable share of the corporate-level tax we pay on the retained capital gain. The amount of the deemed distribution net of such tax will be added to the shareholder’s cost basis for its Common Shares.
As a BDC, we may issue “senior securities,” including borrowing money from banks or other financial institutions so long as we meet an asset coverage ratio, as calculated as provided in the Investment Company Act, of at least 150%, after such incurrence or issuance. These requirements limit the amount that we may borrow, may unfavorably limit our investment opportunities and may reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which could prohibit us from paying distributions and could prevent us from being subject to tax as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, if any, repay a portion of such indebtedness at a time when such sales may be disadvantageous.
We generally are not able to issue or sell Common Shares at a price below the then-current NAV per Common Share, which may be a disadvantage as compared with other public companies or private investment funds. If we raise additional funds by issuing more Common Shares or issuing senior securities convertible into, or exchangeable for, Common Shares, the percentage ownership of then-existing shareholders may decline at that time and such shareholders may experience dilution with respect to their percentage ownership. Moreover, we can offer no assurance that we will be able to issue and sell additional equity securities in the future, on terms favorable to the Fund or at all.
In addition, we may in the future seek to securitize our portfolio securities to generate cash for funding new investments. To securitize loans, we would likely create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse
basis to purchasers and would retain all or a portion of the equity in the subsidiary. An inability to successfully securitize our loan portfolio could limit our ability to grow our business or fully execute our business strategy and may decrease our earnings, if any. The securitization market is subject to changing market conditions and we may not be able to access this market when we would otherwise deem appropriate. Moreover, the successful securitization of our portfolio might expose us to losses as the residual investments in which we do not sell interests will tend to be those that are riskier and more apt to generate losses. The Investment Company Act also may impose restrictions on the structure of any securitization.
The Fund is not registered with the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator but may be required to do so in the future.
To the extent we acquire instruments which are commodity interests, we, the Adviser or another entity involved with the Adviser could be required to register with the CFTC as a commodity pool operator in connection with the Fund’s acquisition of such commodity interests. We anticipate entering into commodity interest transactions, if at all, to a very limited extent solely for hedging purposes or otherwise within the limitations of the applicable CFTC regulations. Accordingly, the Adviser intends to operate the Fund in a manner that will permit the Adviser to rely on an exemption or exclusion from the registration requirements applicable to commodity pool operators and will not be required to deliver a CFTC compliant disclosure document to prospective investors, nor will it be required to provide shareholders with periodic account statements or certified annual reports that satisfy the requirements of CFTC rules that are generally applicable to registered commodity pool operators.
It is possible that, in connection any future strategic transaction or transactions we may enter into, the Adviser may not be able to operate the Fund in a manner that will permit the Adviser to rely on an exemption or exclusion from the registration requirements applicable to commodity pool operators. Under these circumstances, the Adviser would be required to comply with disclosure, reporting, recordkeeping and other regulatory requirements applicable to registered commodity pool operators under the U.S. Commodity Exchange Act and the CFTC rules.
Existing and future financial reform legislation applicable to alternative asset managers and financial institutions more generally could have a material adverse impact on our business and results of operations.
Legal, tax and regulatory changes could occur that may adversely affect the Fund at any time. The legal, tax and regulatory environment for funds that invest in alternative investments is evolving, and changes in the regulation and market perception of such funds, including changes to existing laws and regulations and interpretations thereof and increased criticism of the private equity and alternative asset industry by some politicians, regulators and market commentators, may adversely affect our ability to pursue our investment strategy, our ability to obtain leverage and financing and the value of investments we hold. In recent years, market disruptions and the dramatic increase in the capital allocated to alternative investment strategies have led to increased governmental as well as self-regulatory scrutiny of the alternative investment fund industry in general, and certain legislation proposing greater regulation of the industry periodically is considered by the governing bodies of both U.S. and
non-U.S.
jurisdictions (including the European Union (“EU”)). It is impossible to predict what, if any, changes may be instituted with respect to the regulations applicable to us, the Adviser, Oaktree, their respective affiliates, the markets in which we and they trade and invest, the shareholders or the counterparties with which we and they do business, or what effect such legislation or regulations might have. There can be no assurance that we, the Adviser, Oaktree or our or their respective affiliates will be able, for financial reasons or otherwise, to comply with future laws and regulations, and any regulations that restrict our ability to implement our investment strategy could have a material adverse impact on our portfolio. To the extent that we or our investments are or may become subject to regulation by various agencies in the United States, Europe (including the U.K.) or other countries, the costs of compliance will be borne by us.
Furthermore, the securities, swaps and futures markets are subject to comprehensive statutes, regulations and margin requirements. The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial action. The SEC adopted Rule
18f-4
under the Investment Company Act, which governs our use of derivatives. The SEC, the CFTC, other regulators and self-regulatory organizations (“SROs”) and exchanges are authorized to take extraordinary actions in the event of market emergencies, and retain the right to suspend or limit trading in securities, which could expose the Fund to losses. The effect of any future regulatory change on us could be substantial and adverse.
Finally, the SEC and other various U.S. federal, state and local agencies may conduct examinations and inquiries into, and bring enforcement and other proceedings against, the Fund, the Adviser, Oaktree or their respective affiliates. We, the Adviser, Oaktree or their respective affiliates may receive requests for information or subpoenas from the SEC and other state, federal and
non-U.S.
regulators (as well as from SROs and exchanges) from time to time in connection with such inquiries and proceedings and otherwise in the ordinary course of business. These requests may relate to a broad range of matters, including specific practices of the Adviser, Oaktree, the securities in which Oaktree invests on behalf of its clients or industry-wide practices. The costs of any such increased reporting, registration and compliance requirements may be borne by the Fund and may furthermore place the Fund at a competitive disadvantage to the extent that Oaktree or portfolio companies are required to disclose sensitive business information.
General economic conditions in the Eurozone could adversely affect our ability to make investment in Europe and the performance of any existing investments in Europe.
There are significant and persistent concerns regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro to function as a single currency given the diverse economic and political circumstances in individual Eurozone countries. The risks and prevalent concerns about a credit crisis in Europe could have a detrimental impact on global economic recovery, as well as on sovereign and non-sovereign
debt in the Eurozone countries. There can be no assurance that the market disruptions in Europe will not spread to other countries, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize affected countries and markets in Europe or elsewhere. These and other concerns could lead to the re-introduction
of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the Euro entirely. Should the Euro dissolve entirely, the legal and contractual consequences with respect to the Fund, our investments in Europe and the shareholders could be determined by laws in effect at such time. These potential developments could negatively impact our ability to make investments in Europe, the value of our investments in Europe and the general availability and cost of financing permitted investments.
We and our portfolio companies are subject to regulations related to privacy, data protection and information securities, and any failure to comply with these requirements could result in fines, sanctions or other penalties, which could have a material adverse effect on our business and our reputation.
The adoption, interpretation and application of consumer protection, data protection and/or privacy laws and regulations in the United States, Europe or other jurisdictions, or Privacy Laws, could significantly impact current and planned privacy and information security related practices, the collection, use, sharing, retention and safeguarding of personal data and current and planned business activities of Oaktree and us and/or our portfolio companies, and increase compliance costs and require the dedication of additional time and resources to compliance for such entities. A failure to comply with such Privacy Laws by any such entity or their service providers could result in fines, sanctions or other penalties, which could materially and adversely affect the results of operations and overall business of such entity, as well as have a negative impact on its reputation and performance. As Privacy Laws are implemented, interpreted and applied, compliance costs are likely to increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place.
For example, California has passed the California Consumer Privacy Act of 2018 and the California Privacy Rights Act of 2020, each of which broadly impacts businesses that handle various types of personal data. Such laws impose stringent legal and operational obligations on regulated businesses, as well as the potential for significant penalties. Other jurisdictions, including other U.S. states, already have, have proposed or are considering similar Privacy Laws, which impose, or could impose if enacted, similarly significant costs, potential liabilities and operational and legal obligations. Such Privacy Laws and regulations are expected to vary from jurisdiction to jurisdiction, thus increasing costs, operational and legal burdens, and the potential for significant liability for regulated entities, which could include Oaktree and us and/or our portfolio companies.
We are subject to risks associated with artificial intelligence and machine learning technology.
Recent technological advances in artificial intelligence and machine learning technology (collectively, “Machine Learning Technology”), as well as the rapid growth and widespread use thereof, pose risks to us, Oaktree and our portfolio investments. Machine Learning Technology has the potential to result in significant and disruptive changes in companies, sectors or industries, including those in which we invest, and any such changes could render Oaktree’s underwriting models obsolete or create new and unpredictable operational, legal and/or regulatory risks. Oaktree expects to utilize Machine Learning Technology (including Machine Learning Technology developed by Oaktree) in connection with its business activities, including investment and reporting activities. The costs of Machine Learning Technology, including service provider costs and Oaktree’s costs of developing its own Machine Learning Technology, will generally be borne by us.
Use of Machine Learning Technology by any of the parties described in the previous paragraph could include the input of confidential information (including material non-public
information)-either by third parties in contravention of
non-disclosure
agreements, or by Oaktree personnel or the aforementioned Oaktree advisors and affiliates in contravention of Oaktree’s policies, contractual or other obligations or restrictions to which any of the foregoing or any of their affiliates or representatives are subject, or otherwise in violation of applicable laws or regulations relating to treatment of confidential and/or personally identifiable information (including material non-public
information) into Machine Learning Technology applications, resulting in such confidential information becoming part of a dataset that is accessible by other third-party Machine Learning Technology applications and users.

Independent of its context of use, Machine Learning Technology is generally highly reliant on the collection and analysis of large amounts of data, and it is not possible or practicable to incorporate all relevant data into the model that Machine Learning Technology utilizes to operate. Certain data in such models will inevitably contain a degree of inaccuracy and error- potentially materially so-
and could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of Machine Learning Technology. Even where Machine Learning Technology is utilizing accurate data, it could, nonetheless, output results that contain, in whole or in part, inaccurate information, which may be difficult or impossible to identify, and it may be difficult or impossible to modify such Machine Learning Technology to eliminate these occurrences. Additionally, the ongoing development, maintenance and operation of Machine Learning Technology is expensive and complex and may involve unforeseen difficulties, including material performance problems and undetected defects or errors. To the extent that we, Oaktree or our portfolio investments are exposed to the risks of Machine Learning Technology use, any such inaccuracies or errors could have adverse impacts on us, Oaktree or our portfolio investments. Conversely, to the extent competitors of Oaktree and its portfolio companies utilize Machine Learning Technology more extensively than Oaktree and its portfolio companies, there is a possibility that such competitors will gain a competitive advantage.
In addition, many jurisdictions have passed or are considering laws and regulations concerning Machine Learning Technology, the impact of which is unknown. Any of the foregoing factors could have a material and adverse effect on us, Oaktree and/or our portfolio companies. Machine Learning Technology and its applications, including in the private investment and financial sectors, continue to develop rapidly, and it is impossible to predict the future risks that may arise from such developments.
We may be held jointly and severally liable for any fine imposed on a portfolio company under EU competition laws.
Under EU competition law, the parent company of a group or holding companies that hold one or more portfolio companies may be held jointly and severally liable for the anticompetitive conduct of another entity where they formed part of a single economic unit during the period of the infringement. For that to be the case, such parent or holding company must have exercised decisive influence over the conduct of its subsidiary on the market at the time. Such parental liability may be imputed to Oaktree, the Adviser or us with respect to an investment in a portfolio company. In a recent decision, the European Commission imposed a fine jointly and severally on a private equity owner for an antitrust infringement by its former portfolio company. If a current or former portfolio company of ours were to be investigated and ultimately fined by the European Commission for breach of EU competition law, Oaktree, the Adviser or the Fund could be held jointly and severally liable in whole or part for any fine that was imposed, which may have a material adverse effect on us. Similar competition law considerations and risks may also apply in respect of other jurisdictions (including, for example, the UK).
MiFID II obligations could have an adverse effect on the ability of Oaktree and its MiFID-authorized EEA affiliates to obtain and research in connection with the provision of an investment service.
The Recast European Union Directive on Markets in Financial Instruments (“MiFID II”) came into effect on January 3, 2018 and imposes regulatory obligations in respect of providing financial services in the so-called
European Economic Area (the “EEA”) and UK by EEA and UK banks and EEA and UK investment firms providing regulated services (each an “Investment Firm”). Oaktree is a non-EEA
and
non-UK
investment manager but can be indirectly affected by MiFID II. MiFID II will, among others, restrict Investment Firms’ ability to obtain research in connection with the provision of an investment service. For example, Investment Firms providing portfolio management or independent investment advice may purchase investment research only at their own expense or out of specifically dedicated research payment accounts agreed upon with their clients. Research will also have to be unbundled and paid separately from the trading commission. EEA broker-dealers will unbundle research costs and invoice them to Investment Firms separated from dealing commissions.
It is expected that MiFID II will have significant and wide-ranging impacts on the EU and UK financial services sector including asset managers, distributors and the EU and UK securities and derivatives markets, including (i) enhanced investor protection standards, for example, extending product disclosure requirements originally aimed at protecting retail clients only under MiFID II to professional clients and introducing new product governance requirements impacting the design and distribution of financial instruments, (ii) enhanced corporate governance standards, (iii) rules regarding the ability of portfolio management firms to receive and pay for investment research relating to all asset classes, (iv) enhanced regulation of algorithmic trading, (v) the movement of trading in certain shares and derivatives onto regulated execution venues, (vi) the extension of pre-
and post-trade transparency requirements to wider categories of financial instruments, (vii) restrictions on the use of so-called
dark pool trading, (viii) the creation of a new type of trading venue called the “Organised Trading Facility” for non-equity
financial instruments, (ix) commodity derivative position limits and reporting requirements, (x) an enhanced role for ESMA in supervising EU securities and derivatives markets and (xi) new requirements regarding non-EU
investment firms’ access to EU financial markets. Implementation of these measures may have direct and indirect impacts on Oaktree and its affiliates. The extent to which MiFID II will have an indirect impact on markets and market participants outside the EU is unclear and yet to fully play out in practice. It will likely impact pricing, liquidity and transparency in most asset classes and certainly impact the research market. Accordingly, it is also difficult to predict the full impact of MiFID II on us, which may include an increase in the ongoing costs borne, directly or indirectly, by us. As a result, MiFID II may adversely affect the returns that investors might otherwise have received from us.
We are subject to risks associated with sustainability matters.
Oaktree has established a sustainability Policy, which the Adviser intends to apply to our investments as applicable, consistent with and subject to applicable fiduciary duties and any legal, regulatory or contractual requirements. Depending on the investment, sustainability factors could have a material effect on the return and risk profile of the investment. The act of selecting and evaluating material sustainability factors is subjective by nature, Oaktree may be subject to competing demands from different investors and other stakeholder groups with divergent views on sustainability matters, including the role of sustainability factors in the investment process, and there is no guarantee that the criteria utilized or judgment exercised by the Adviser or a third-party advisor will reflect the views, internal policies or preferred practices of any particular investor or other asset managers or reflect market trends. Although Oaktree views the consideration of sustainability to be an opportunity to potentially enhance or protect the performance of its investments over the long-term, Oaktree cannot guarantee that its sustainability program, which depends in part on qualitative judgments, will positively impact the performance of any individual investment or us as a whole. Similarly, to the extent the Adviser or a third-party sustainability advisor engages with portfolio investments on sustainability-related practices and potential enhancements thereto, there is no guarantee that such engagements will improve the performance of the investment. Successful engagement efforts on the part of the Adviser or a third-party advisor will depend on the Adviser’s or any relevant third-party advisor’s ability to engage with the relevant investment and skill in properly identifying and analyzing material environment, social and corporate governance (“ESG”) and other factors and their value, and there can be no assurance that the strategy or techniques employed will be successful.
The materiality of ESG factors on an individual asset or issuer and on a portfolio as a whole depends on many factors, including the relevant industry, location, asset class and investment strategy. ESG factors and sustainability, issues, and considerations do not apply in every instance or with respect to each investment held, or proposed to be made, by us, and will vary greatly based on numerous criteria, including, but not limited to, location, industry, investment strategy, and issuer-specific and investment-specific characteristics. In evaluating a prospective investment, the Adviser often depends upon information and data provided by the entity or obtained via third-party reporting or advisors, which may be incomplete or inaccurate and could cause the Adviser to incorrectly identify, prioritize, assess or analyze the entity’s sustainability practices and/or related risks and opportunities. The Adviser does not intend to independently verify certain of the sustainability information reported by our investments, and may decide in its discretion not to utilize, report on, or consider certain information provided by such investments. Any sustainability reporting will be provided in the Adviser’s sole discretion.
In addition, Oaktree’s Sustainability Policy and associated procedures and practices are expected to change over time. Oaktree is permitted to determine in its discretion that it is not feasible or practical to implement or complete certain of its sustainability initiatives based on cost, timing or other considerations. It is also possible that market dynamics or other factors will make it impractical, inadvisable or impossible for the Adviser to adhere to all elements of our investment strategy, including with respect to its sustainability program, whether with respect to one or more individual investments or to our portfolio generally. Sustainability-related statements, initiatives and goals as described in this prospectus with respect to our investment strategy, portfolio, and investments are aspirational and not guarantees or promises that all or any such initiatives and goals will be achieved other than as set out in any applicable regulatory disclosures, including those made pursuant to the Sustainable Finance Disclosure Regulation (“SFDR”).
Further, sustainability integration and responsible investing practices as a whole are evolving rapidly and there are different principles, frameworks, methodologies and tracking tools being implemented by asset managers, and Oaktree’s adoption of and adherence to such principles, frameworks, methodologies and tools may vary over time. For example, Oaktree’s Sustainability Policy does not represent a universally recognized standard for assessing sustainability considerations. Any sustainability-related initiatives to which Oaktree is or becomes a signatory, member, or supporter may not align with the approach used by other asset managers (or preferred by prospective investors) or with future market trends. There is no guarantee that Oaktree will remain a signatory, supporter or member of or continue to report at the intended cadence or at all under or in alignment with such initiatives or other similar industry frameworks.
Moreover, in recent years
anti-ESG
sentiment has gained momentum across the U.S., with several states, the executive branch, federal agencies and Congress having proposed, enacted or indicated an intent to pursue
“anti-ESG”
policies, legislation, or initiatives, issued related legal opinions and pursued related investigations and litigations. Additionally, asset managers have been subject to recent scrutiny related to
ESG-focused
industry working groups, initiatives, and associations, including organizations advancing action to address sustainability matters, climate change or climate-related risk. Further, some conservative groups and federal and state officials have asserted that the Supreme Court’s decision striking down race-based affirmative action in higher education in June 2023 should be analogized to private employment matters and private contract matters. Several media campaigns and cases alleging discrimination based on such arguments have been initiated since the decision and in January 2025, the Trump Administration signed a number of Executive Orders focused on diversity, equity, and inclusion (“DEI”), which caution the private sector to end “illegal DEI discrimination and preferences” and are being implemented in a wide range of federal policies, regulations, and other initiatives. Such anti-ESG
and
anti-DEI-related
policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in Oaktree facing additional compliance obligations, becoming the subject of investigations litigation, or enforcement actions, or sustaining reputational harm, or require certain investors to divest or discourage certain investors from investing in us.
Regulators in jurisdictions, including in the U.S., UK and EU, have shown interest in improving transparency around the role of sustainability in asset managers’ investment processes in order to allow investors to better understand, scrutinize and validate sustainability-related and other claims. For example, the SEC sometimes reviews compliance with sustainability commitments in examinations, and it has taken enforcement actions against registered investment advisers for not establishing adequate or consistently implementing sustainability policies and procedures to meet sustainability commitments to investors. Compliance with regulations concerning asset managers’ sustainability and sustainability disclosures, including those set forth below, results in management burdens and costs because of, for example, the need to obtain advice from third-party advisors; implement specific governance, risk management systems, and internal controls; and collect information from and about investments. Further, changes to existing regulations, enactment of new regulations, and changes to enforcement patterns could subject Oaktree or us to additional compliance burdens, costs, and/or enforcement risks, or impact our ability to deliver on our investment strategy. Oaktree cannot guarantee that its current approach to sustainability (including the Sustainability Policy) will meet future regulatory requirements.
We, Oaktree and/or our portfolio companies may be subject to disclosure laws and regulations related to a range of sustainability matters, including greenhouse gas emissions; climate change risks; diversity, equity and inclusion; and human rights matters, or Sustainability Disclosure Laws. For example, in the fall of 2023, California passed the Climate Corporate Data Accountability Act
(SB-253)
and Climate-Related Financial Risk

Act
(SB-261),
which will impose broad climate-related disclosure obligations on U.S.-organized entities that meet certain revenue thresholds and do business in California, as well as the Voluntary Carbon Market Disclosures Act
(AB-1305),
which is focused on the voluntary carbon market for carbon credits but also includes disclosure requirements for companies with a required nexus to California making certain climate-related claims. In Europe, the Corporate Sustainability Reporting Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU introduces wide-ranging and detailed obligations for European and non-European
undertakings to make disclosures in accordance with the European Sustainability Reporting Standards on impacts, risks and opportunities on a “double materiality” basis. In addition to assessing the financial materiality of a sustainability matter, sustainability matters that pertain to the undertaking’s actual or potential, positive or negative impacts on people or the environment over the short-, medium-, or long-term must be disclosed. Impacts may include those connected with the entity’s own operations and upstream and downstream value chain, including through its products and services, as well as through its business relationships. Other jurisdictions have also enacted or are considering enacting mandatory climate and sustainability reporting laws (in many cases based on the recommendations of the Task Force on Climate-related Financial Disclosures or the standards published by the International Sustainability Standards Board), as well as laws requiring reporting of information on other sustainability topics, such as human capital. Compliance with Sustainability Disclosure Laws may require the implementation of or changes to systems and procedures for the collection and processing of relevant data and related internal and external controls, changes to management and/or operational obligations, and dedication of substantial time and financial resources. The compliance burden and related costs may increase over time. Failure to comply with applicable Sustainability Disclosure Laws may lead to investigations and audits, fines, other enforcement action or liabilities, or reputational damage.
We, Oaktree and/or our portfolio companies may be subject to laws and regulations requiring due diligence processes and internal compliance systems in relation to a range of human rights and environmental matters, or Sustainability Due Diligence Laws. For example, a number of jurisdictions have passed or proposed mandatory due diligence requirements in relation to forced labor and human rights matters across corporate groups and supply chains. Compliance with Sustainability Due Diligence Laws may require the development or update of internal compliance and enterprise risk management policies and related procedures; assigning board and/or management oversight as well as day-to-day
operational responsibility for
in-scope
human rights and environmental matters; implementation of periodic compliance risk assessments; updates to contractual frameworks and agreements; the development of preventative and/or corrective action plans; changes to purchasing, design, and distribution practices, where relevant; and the development or update of notification mechanisms and complaints procedures. The compliance burden and related costs may increase over time. Failure to comply with applicable Sustainability Due Diligence Laws may lead to investigations and audits, fines, exclusion from public procurement, other enforcement action or liabilities, including civil liability or liability from third-party claims, and reputational damage.
There are a number of different principles, frameworks, and/or methodologies for integrating sustainability-related incentives, mandates, and/or reporting requirements into financing arrangements. Any principles, frameworks, and/or methodologies which we anticipate referencing and/or utilizing may not align with other asset managers and/or those preferred by prospective investors. In addition, unless otherwise stated in our regulatory disclosures, no assurance is given that any of our financing arrangements will align with particular market frameworks, including the International Capital Market Association’s Green Bond, Social Bond or Sustainability Linked Bond Principles, or the Green Loan, Social Loan, and/or Sustainability-Linked Loan Principles published by the Loan Market Association, Loan Syndications and Trading Association, and the Asia Pacific Loan Market Association, or the Principles. Furthermore, to the extent any of such financing arrangement is considered to be aligned with any relevant Principles at origination by us, there is no guarantee that such financing will maintain alignment with the Principles over the relevant term. Any declassification and/or deviation with the applicable Principles may expose us and/or Oaktree to certain investigations, claims, and/or allegations, which may lead to increased costs and/or result in adverse consequences for certain investors with sustainability-aligned portfolio mandates.

Regulation of derivatives transactions in the United States and other jurisdictions may have a negative impact on the performance of our investments.
Title VII of the Dodd-Frank Act establishes a general framework for systemic regulation that has imposed and will impose mandatory clearing, exchange trading and margin requirements on many derivatives transactions. The Dodd-Frank Act also created new categories of regulated market participants, such as “swap dealers” and “security-based swap dealers” that are subject to significant new capital, registration, recordkeeping, reporting, disclosure, business conduct and other regulatory requirements, a large number of which have been implemented. This regulatory framework has significantly increased the costs of entering into derivatives transactions for end-users
of derivatives, such as us. In particular, new margin requirements and capital charges, even when not directly applicable to us, are expected to increase the pricing of derivatives we transact in. New exchange trading and trade reporting requirements and position limits may lead to changes in the liquidity of derivative transactions, or higher pricing.
In addition to U.S. laws and regulations relating to derivatives, certain
non-U.S.
regulatory authorities have passed or proposed, or may propose in the future, legislation similar to that imposed by the Dodd-Frank Act. For example, EU legislation imposes position limits on certain commodity transactions, and the European Market Infrastructure Regulation (“EMIR”) requires reporting of derivatives and various risk mitigation techniques to be applied to derivatives entered into by parties that are subject to EMIR. Certain entities may be required to clear certain derivatives and may be subject to initial and variation margin requirements with respect to their non-cleared
derivatives, under EMIR and its subordinate legislation. These EU regulatory changes have impacted or will impact, directly or indirectly, a broad range of counterparties, both outside and within the EU, and are understood to have increased, and are expected to potentially increase, our costs of transacting derivatives (particularly with banks and other dealers directly subject to such regulations).
In addition, the tax environment for derivative instruments and funds is evolving, and changes in the taxation of derivative instruments or funds may adversely affect the value of certain derivatives contracts we enter into and our ability to pursue our investment strategies. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have a material negative impact on our investment performance.
Compliance with anti-money laundering requirements could require Oaktree and the Adviser to provide to governmental authorities information about the Fund’s shareholders and could require that a shareholder’s funds be frozen or that the shareholder withdraw from the Fund.
The Adviser and Oaktree will be authorized, without the consent of any person, including any shareholder, to take such action as the Adviser or Oaktree determines in its sole discretion to be reasonably necessary or advisable to comply, or to cause the Fund to comply, with any applicable laws and regulations, including any anti-money laundering or counter-terrorist financing laws, rules, regulations, directives or special measures. In addition, the Adviser and Oaktree may disclose, without the consent of any person, including any shareholder, to governmental authorities, SROs and financial institutions information concerning the Fund and one or more of the shareholders that the Adviser or Oaktree determines in its sole discretion is necessary or advisable to comply with applicable laws and regulations, including any anti-money laundering or counter-terrorist financing laws or regulations, and each shareholder will be required to provide the Adviser or Oaktree all information that the Adviser or Oaktree determines in its sole discretion to be advisable or necessary to comply with such laws and regulations. The Adviser may be required by applicable law to freeze a shareholder’s funds or cause such shareholder to withdraw or compulsorily withdraw such shareholder from the Fund.
Economic and trade sanctions and anti-bribery laws could make it more difficult or costly for us to conduct our operations or achieve our business objectives.
Economic and trade sanctions laws in the United States and other jurisdictions may prohibit Oaktree, the Investment Professionals and us from transacting with or in certain countries and with certain individuals, companies and industry sectors. In the United States, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces laws, Executive Orders and regulations establishing U.S. sanctions. Such sanctions prohibit, among other things, transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. These entities and individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs. In addition, certain sanctions programs prohibit dealing with individuals or entities in certain countries or certain securities and certain industry sectors regardless of whether relevant individuals or entities appear on the lists maintained by OFAC, which may make it more difficult for us to comply with applicable sanctions. These types of sanctions may significantly restrict or limit our investment activities in certain countries (in particular, certain emerging market countries). We, Oaktree and the Investment Professionals may from time to time be subject to trade sanctions laws and regulations of other jurisdictions, which may be inconsistent with or even seek to prohibit compliance with certain sanctions programs administered by OFAC. The legal uncertainties arising from those conflicts may make it more difficult or costly for us to navigate investment activities that are subject to sanctions administered by OFAC or the laws and regulations of other jurisdictions. Some jurisdictions where Oaktree or its portfolio companies do business have adopted measures prohibiting compliance with certain U.S. sanctions programs, which may make compliance with all applicable sanctions impossible.
At the same time, Oaktree may be obligated to comply with certain anti-boycott laws and regulations that prevent Oaktree and us from engaging in certain discriminatory practices that may be allowed or required in certain jurisdictions. Oaktree’s refusal to discriminate in this manner could make it more difficult for us to pursue certain investments and engage in certain business activities, and any compliance with such practices could subject Oaktree or us to fines, penalties, and adverse legal and reputational consequences.
In some countries, there is a greater acceptance than in the United States and the U.K. of government involvement in commercial activities and of activities constituting corruption in the United States and the U.K. Certain countries, including the United States and the U.K., have laws prohibiting government and private commercial, or commercial, bribery. We and Oaktree are committed to complying with the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) and other anti-corruption laws, anti-bribery laws and regulations, as well as anti-boycott regulations, to which they are subject. As a result, we may be adversely affected because of our unwillingness to participate in transactions that violate such laws or regulations. Such laws and regulations may make it difficult in certain circumstances for us to act successfully on investment opportunities and for portfolio companies to obtain or retain business.
In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA and have devoted greater scrutiny to investments by private equity sponsors. In addition, the U.K., with enactment of the U.K. Bribery Act, has expanded the reach of its anti-bribery laws significantly. While Oaktree has developed and implemented policies and procedures designed to ensure strict compliance by Oaktree and its personnel with the FCPA and the U.K. Bribery Act and the sanctions regimes that apply to Oaktree, such policies and procedures may not be effective in all instances to prevent violations or offenses. In addition, in spite of Oaktree’s policies and procedures, affiliates of portfolio companies, particularly in cases in which we or an Other Oaktree Fund do not control such portfolio company, may engage in activities that could result in FCPA, U.K.
Bribery Act or other violations of law. Any determination that Oaktree has violated or committed an offense under the FCPA, U.K. Bribery Act or other applicable anti-corruption laws or anti-bribery laws or sanctions requirements could subject Oaktree to, among other things, civil and criminal penalties, reputational damage, material fines, profit disgorgement, injunctions on future conduct, securities litigation, disclosure obligations and a general loss of investor confidence, any one of which could adversely affect Oaktree’s business prospects and/or financial position, as well as our ability to achieve our investment objective and/or conduct our operations.

We may face a breach of our cybersecurity, which could result in adverse consequences to our operations and exposure of confidential information.
Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level and are expected to continue to increase in frequency and severity in the future. The information and technology systems of Oaktree, its affiliates, portfolio companies, issuers and service providers may be vulnerable to damage or interruption from cybersecurity breaches, computer viruses or other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and other security breaches, usage errors or malfeasance by their respective professionals or service providers, power, communications or other service outages, and catastrophic events such as fires, tornadoes, floods, hurricanes, earthquakes or terrorist incidents. If unauthorized parties gain access to such information and technology systems, or if personnel abuse or misuse their access privileges, they may be able to steal, publish, delete or modify private and sensitive information, including non-public
personal information related to our shareholders (and their beneficial owners) and material non-public
information. Although Oaktree has implemented, and portfolio companies, issuers and service providers may implement, various measures to manage risks relating to these types of events, such systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. Oaktree does not control the cybersecurity plans and systems put in place by third-party service providers, and such third-party service providers may have limited indemnification obligations to Oaktree, its affiliates, us, our shareholders and/or a portfolio company or issuer, each of whom could be negatively impacted as a result. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified in a timely manner or at all, even with sophisticated prevention and detection systems. This could potentially result in further harm and prevent such breaches from being addressed appropriately. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in Oaktree’s, its affiliates’, our and/or a portfolio company’s or issuer’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to shareholders (and their beneficial owners), material non-public
information and the intellectual property and trade secrets and other sensitive information of Oaktree and/or portfolio companies or issuers. We, Oaktree and/or a portfolio company could be required to make a significant investment to remedy the effects of any such failures, harm to our reputations, legal claims that we or our respective affiliates may be subjected to regulatory action or enforcement arising out of applicable privacy and other laws, adverse publicity, and other events that may affect our business and financial performance.
We are subject to risks associated with inflation.
High rates of inflation and rapid increases in the rate of inflation generally have a negative impact on financial markets and the broader economy. In an attempt to stabilize inflation, governments may impose wage and price controls or otherwise intervene in a country’s economy. Governmental efforts to curb inflation, including by increasing interest rates or reducing fiscal or monetary stimuli, often have negative effects on the level of economic activity. Certain countries, including the United States, have recently seen increased levels of inflation, and persistently high levels of inflation could have a material and adverse impact on our investments and our aggregated returns. For example, if a portfolio company were unable to increase its revenue while the cost of relevant inputs were increasing, the company’s profitability would likely suffer. Likewise, to the extent a portfolio company has revenue streams that are slow or unable to adjust to changes in inflation, including by contractual arrangements or otherwise, the portfolio company could increase revenue by less than its expenses increase. Conversely, as inflation declines, a portfolio company may see its competitors’ costs stabilize sooner or more rapidly than its own. Moreover, increasing inflation will also impact currencies and can lead to significant currency fluctuations. This has recently resulted in a strengthening of the U.S. dollar vis-à-vis
many other currencies but there can be no assurances that such trends will continue and/or that this trend will not reverse such that the U.S. dollar is weakened vis-à-vis
other currencies. Additionally, because the hurdle is not linked to the rate of inflation, as the rate of inflation increases the proportion of real returns (i.e., the nominal rate of return less the rate of inflation), it is easier for the Adviser to meet the quarterly hurdle rate for payment of income incentive fees under the Investment Advisory Agreement, which may result in an increase in the amount of the income-based incentive fee payable to our Adviser. There can be no assurance that high rates of inflation will not have a material adverse effect on our investments.
We may have no or limited insurance against certain catastrophic losses.
Certain losses of a catastrophic nature, such as wars, earthquakes, typhoons, terrorist attacks or other similar events, may be either uninsurable or insurable at such high rates that to maintain such coverage would cause an adverse impact on the related investments. In general, losses related to terrorism are becoming harder and more expensive to insure against. Some insurers are excluding terrorism coverage from their all-risk
policies. In some cases, the insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can greatly increase the total cost of casualty insurance for a property. As a result, all investments may not be insured against terrorism. If a major uninsured loss occurs, we could lose both invested capital in and anticipated profits from the affected investments.
We may not be able to obtain all required licenses.
Certain federal and local banking and other regulatory bodies or agencies inside or outside the United States may require us and/or the Adviser to obtain licenses or similar authorizations to engage in various types of lending activities, including investment in senior loans. Such licenses or authorizations may take a significant amount of time to obtain, and may require the disclosure of confidential information regarding the Fund, a shareholder or their respective affiliates, including financial information and/or information regarding officers and directors of such investor, and we may or may not be willing or able to comply with these requirements. In addition, there can be no assurance that any such licenses or authorizations would be granted or, if so, would not impose restrictions on us. Alternatively, the Adviser may be able to structure our potential investments in a manner which would not require such licenses and authorizations, but which would be inefficient or otherwise disadvantageous for us and/or the borrower. The inability of the Fund or the Adviser to obtain such licenses or authorizations, or the structuring of an investment in an inefficient or otherwise disadvantageous manner, could adversely affect the Adviser’s ability to implement our strategy and our results.
As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance
with such regulations may adversely affect us.
As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. Maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.
Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the date we are deemed a large accelerated filer.
Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objective.
Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on broker-dealers participating in this offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend our Common Shares to retail customers. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonable alternatives in the best interests of their clients. Reasonable alternatives to the Fund, such as listed entities, exist and may have lower expenses, less complexity and/or lower investment risk than the Fund. Certain investments in listed entities may involve lower or no commissions at the time of initial purchase. Under Regulation Best Interest, broker-dealers participating in this offering must consider such alternatives in the best interests of their clients. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objective and would result in our fixed operating costs representing a larger percentage of our gross income.
Risks Related to Our Investments
Investments in privately owned small- and
medium-sized
companies
pose a number of significant risks.
We invest primarily in privately owned
medium-sized
companies and may also invest in privately owned small companies. Investments in these types of companies pose a number of significant risks. For example, such companies: (a) have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress; (b) may have limited financial resources and may be unable to meet their obligations under the debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with our investment; (c) may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns; (d) are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the portfolio company and, in turn, on us; (e) may have less predictable operating results, may from time to time be parties to litigation, may be engaged in volatile businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and (f) are not subject to the Exchange Act and other regulations that govern public companies, and, therefore, provide little information to the public. In addition, we, the Adviser, its and our affiliates and trustees, executive management team and members, and the Investment Professionals may, in the ordinary course of business, be named as defendants in litigation arising from our investments in such portfolio companies.
Further, investments in such companies tend to be less liquid. See “-
The illiquid nature of certain of our investments may make it difficult for us to sell these investments when desired”
below.
Finally, little public information generally exists about privately owned companies, and these companies often do not have third-party debt ratings or audited financial statements. Shareholders, therefore, must rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If the Adviser is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and shareholders may lose money on our investments.
Changes in interest rates may affect our cost of capital and net investment income.
General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our rate of return on invested capital, our net investment income and our net asset value. Many of our debt investments have, and are expected to have, variable interest rates that reset periodically based on benchmarks such as the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Interbank Average Rate (“SONIA”), the Euro Interbank Offered Rate, the federal funds rate, prime rate or any other offered rate benchmark or index. An increase in interest rates will make it more difficult for our portfolio companies to service their debt obligations (including under the debt investments that we will hold) and increases the likelihood of defaults, even if our investment income increases in the short term. Rising interest rates could also cause borrowers to shift cash from other productive uses to the payment of interest which could have a material adverse effect on their business and operations and could, over time, lead to increased defaults. Additionally, if interest rates were to increase and the corresponding risk of a default by borrowers increases, the liquidity of higher interest rate loans may decrease as fewer investors may be willing to purchase such loans in the secondary market in light of the increased risk of a default by the borrower and the heightened risk of a loss of an investment in such loans. Decreases in credit spreads on debt that pays a floating rate of return will have an impact on the income generation of our floating rate assets. Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed rate securities that have longer maturities.
Conversely, if interest rates decline, borrowers may refinance their loans at lower interest rates, which could shorten the average life of the loans and reduce the associated returns on the investment, as well as require our Adviser and the Investment Professionals to incur management time and expense to re-deploy
such proceeds, including on terms that may not be as favorable as our existing loans.
In addition, because we borrow to fund our investments, a portion of our net investment income is dependent upon the difference between the interest rate at which we borrow funds and the interest rate at which we invest these funds. Portions of our investment portfolio and our borrowings have floating rate components. As a result, elevated interest rates increased our interest expense as may the incurrence of additional fixed rate borrowings. In future periods of rising interest rates, our cost of funds would again increase, which would tend to reduce our net investment income. We may hedge against interest rate fluctuations by using standard hedging instruments such as interest rate swap agreements, futures, options and forward contracts, subject to applicable legal requirements, including all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission. In addition, our interest expense may not decrease at the same rate as overall interest rates because of our fixed rate borrowings, which could lead to greater declines in our net investment income. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.
Elevated interest rates have the effect of increasing our net investment income, which makes it easier for our Adviser to receive incentive fees.
Elevated interest rates have the effect of increasing the interest rates we receive on many of our debt investments. Accordingly, in an elevated interest rate environment, it is easier for us to meet or exceed the performance threshold in the Investment Advisory Agreement and for the Adviser to earn incentive fees payable to our Adviser with respect to the portion of the incentive fee based on income.
We face risk of loss in connection with transactions with counterparties, settlements and exposure to local intermediaries.
Certain securities markets have experienced operational clearance and settlement problems that have resulted in failed trades. These problems could cause us to miss attractive investment opportunities or result in our liability to third parties by virtue of an inability to perform our contractual obligation to deliver securities. In addition, delays and inefficiencies of the local postal, transport and banking systems could result in the loss of investment opportunities, the loss of funds (including dividends) and exposure to currency fluctuations.
Because certain purchases, sales, securities lending, derivatives and other transactions in which we engage involve instruments that are not traded on an exchange, but are instead traded between counterparties based on contractual relationships, we are subject to the risk that a counterparty will not perform its obligations under the related contracts, as well as risks of transfer, clearance or settlement default. Such risks may be exacerbated with respect to
non-U.S.
securities or transactions with
non-U.S.
counterparties. There can be no assurance that a counterparty will not default and that we will not sustain a loss on a transaction as a result. Such risks may differ materially from those entailed in exchange-traded transactions that generally are backed by clearing organization guarantees, daily marking-to-market
and settlement of positions and segregation and minimum capital requirements applicable to intermediaries. There can be no assurance that the Adviser’s monitoring activities will be sufficient to adequately control counterparty risk.
In situations where we place assets in the care of a custodian or are required to post margin or other collateral with a counterparty, the custodian or counterparty may fail to segregate such assets or collateral, as applicable, or may commingle the assets or collateral with the relevant custodian’s or counterparty’s own assets or collateral, as applicable. As a result, in the event of the bankruptcy or insolvency of any custodian or counterparty, our excess assets and collateral may be subject to the conflicting claims of the creditors of the relevant custodian or counterparty, and we may be exposed to the risk of a court treating the Fund as a general unsecured creditor of such custodian or counterparty, rather than as the owner of such assets or collateral, as the case may be.
Certain of our transactions may be undertaken through local brokers, banks or other organizations in the countries in which we make investments, and we will be subject to the risk of default, insolvency or fraud of such organizations. The collection, transfer and deposit of bearer securities and cash expose the Fund to a variety of risks, including theft, loss and destruction. Finally, we will be dependent upon the general soundness of the banking systems of countries in which investments will be made.
Developments in the banking sector could materially affect the success of our activities and investments.
Insolvency, closure, receivership or other financial distress or difficulty and related events experienced by certain U.S. and
non-U.S.
banks (each, a “Distress Event”), have caused uncertainty and fear of instability in the global financial system generally. In addition, eroding market sentiment and speculation of potential future Distress Events have caused other financial institutions—in particular smaller and/or regional banks—to experience volatile stock prices and significant losses in their equity value, and there is concern that depositors at these institutions have withdrawn, or may withdraw in the future, significant sums from their accounts at these institutions, potentially triggering the occurrence of additional Distress Events. Notwithstanding intervention by certain U.S. and
non-U.S.
governmental agencies to protect the uninsured depositors of banks that have recently experienced Distress Events, there is no guarantee that depositors (which depositors could include us and/or our portfolio companies) that have assets in excess of the amount insured by governmental agencies on deposit with a financial institution that experiences a Distress Event will be made whole or, even if made whole, that such deposits will become available for withdrawal or other usage on a timely basis.
There is a risk that other banks, other lenders, or other financial institutions (including such financial institutions in their respective capacities as brokers, hedging counterparties, custodians, loan servicers, administrators, intermediary or other service providers (the foregoing, together with banks, each, a “Financial Institution”)) may be similarly impacted, and it is uncertain what steps (if any) government or other regulators may take in such circumstances. As a consequence, for example, Oaktree, us and/or our portfolio companies may be delayed or prevented from accessing funds or other assets, making any required payments under debt or other contractual obligations, paying distributions or pursuing key strategic initiatives. In addition, such bank or other Financial Institution Distress Events and/or attendant instability could adversely affect, in certain circumstances, the ability of both affiliated and unaffiliated joint venture partners, co-lenders,
syndicate lenders or other parties to undertake and/or execute transactions with us, which in turn may result in fewer investment opportunities being made available to us or being consummated by us, result in shortfalls or defaults under existing investments, or impact our ability to provide additional follow-on
support to portfolio companies. Distress Events could also impact the ability of Oaktree, us and/or portfolio companies to access hedging, loan servicing, monitoring, compliance (including compliance with anti-money laundering and related laws and regulations), administration, intermediation or other services, either permanently or for an extended period of time.

In addition, in the event that a Financial Institution that provides credit facilities and/or other financing to us, any of our affiliates, and/or one or more of our portfolio companies closes or experiences any other Distress Event, there can be no assurance that such Financial Institution will honor its obligations to provide such financing or that we or such portfolio company will be able to secure replacement financing or credit accommodations at all or on similar terms, or be able to do so without suffering delays or incurring losses or significant additional expenses. Similarly, if a Distress Event leads to a loss of access to a Financial Institution’s other services (in addition to financing and other credit accommodations), it is also possible that we or our portfolio companies will incur additional expenses or delays in putting in place alternative arrangements or that such alternative arrangements will be less favorable than those formerly in place (with respect to economic terms, service levels, access to capital, or otherwise). We and our portfolio companies are subject to similar risks if a Financial Institution utilized by our investors or by suppliers, vendors, brokers, dealers, custodians, loan and portfolio servicers, hedging and other service providers or other counterparties of us or our portfolio companies becomes subject to a Distress Event, which could have a material adverse effect on us. We, our affiliates, and our portfolio companies are expected to be subject to contractual obligations to maintain all or a portion of their respective assets with a particular Financial Institutions (including, without limitation, in connection with a credit facility or other financing transaction). Accordingly, although each of Oaktree and us seeks to do business with Financial Institutions that it believes are creditworthy and capable of fulfilling their respective obligations, there can be no expectation that any of the foregoing, or any of their respective affiliates or portfolio companies will establish banking relationships or financial arrangements with multiple Financial Institutions or maintain account balances at or below the relevant insured amounts with respect to any Financial Institution.
Uncertainty caused by recent bank failures—and general concern regarding the financial health and outlook for other Financial Institutions—could have an overall negative effect on banking systems and financial markets generally. These recent developments may also have other implications for broader economic and monetary policy, including interest rate policy. For the foregoing reasons, there can be no assurances that conditions in the banking sector and in global financial markets will not worsen and/or adversely affect us, our portfolio companies or our respective financial performance.
Tariffs may adversely affect us or our portfolio companies.
Existing or new tariffs imposed on foreign goods imported by the United States or on U.S. goods imported by foreign countries could subject us or our portfolio companies to additional risks. Among other effects, tariffs may increase the cost of production for certain of our portfolio companies or reduce demand for their products, which could affect their results of operations. We cannot predict whether, or to what extent, any tariff or other trade protections may affect us or our portfolio companies.
We are subject to risks associated with international conflicts.
Wars and other international conflicts, whether actual or threatened, such as the Israeli-Palestinian conflict and the ongoing military conflict between Russia and Ukraine, have caused disruption to global financial systems, trade and transport, among other things. In response, multiple other countries have put in place sanctions and other severe restrictions or prohibitions on certain of the countries involved, as well as related individuals and businesses. However, the ultimate impact of these conflicts and their effect on global economic and commercial activity and conditions, and on our operations, financial condition and performance or any particular industry, business or investee country and the duration and severity of those effects, is impossible to predict.
These conflicts may have a significant adverse impact and result in significant losses to us. This impact may include reductions in revenue and growth, unexpected operational losses and liabilities and reductions in the availability of capital. It may also limit our ability to source, due diligence and execute new investments and to manage, finance and exit investments in the future. Developing and further governmental actions (military or otherwise) may cause additional disruption and constrain or alter existing financial, legal and regulatory frameworks and systems in ways that are adverse to our investment strategy, all of which could adversely affect our ability to fulfill our investment objectives.

Our investments are subject to environmental risks.
We may face significant environmental liability in connection with our investments. When compared to the United States, the historical lack or inadequacy of environmental regulation in certain
non-U.S.
countries has led to the widespread pollution of air, ground and water resources. The legislative framework for environmental liability in these countries has not been fully established or implemented. The extent of the responsibility, if any, for the costs of abating environmental hazards may be unclear when we are considering an investment. We may engage the services of qualified environmental consultants as necessary to assess the environmental condition of property which may be or is an investment. Nevertheless, we or a company in which we invest may be considered an owner or operator of properties on or in which asbestos or other hazardous or toxic substances exist and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and costs of injuries to persons and property. These costs can be substantially in excess of the value of the property. The presence of environmental contamination, pollutants or other hazardous or toxic substances on or emanating from a property (whether known at the time of acquisition or not) could also result in personal injury (and associated liability) to persons on or in the vicinity of the property and persons removing such materials, future or continuing property damage (which may adversely affect property value) or claims by third parties, including as a result of exposure to or damage from such materials through the spread of contaminants.
Environmental laws, regulations and regulatory initiatives play a significant role in the energy and utility industries and can have a substantial impact on investments in this industry. For example, global initiatives to minimize pollution have played a major role in the increase in demand for gas and alternative energy sources, creating numerous new investment opportunities. Conversely, required expenditures for environmental compliance have adversely impacted investment returns in a number of segments of the industry. The energy and utility industries will continue to face considerable oversight from environmental regulatory authorities. We may invest in portfolio companies that are subject to changing and increasingly stringent environmental and health and safety laws, regulations and permit requirements. There can be no guarantee that all costs and risks regarding compliance with environmental laws and regulations can be identified. New and more stringent environmental and health and safety laws, regulations and permit requirements or stricter interpretations of current laws or regulations could impose substantial additional costs on portfolio companies or potential investments. Compliance with such current or future environmental requirements does not ensure that the operations of the portfolio companies will not cause injury to the environment or to people under all circumstances or that the portfolio companies will not be required to incur additional unforeseen environmental expenditures. Moreover, failure to comply with any such requirements could have a material adverse effect on a portfolio company, and there can be no assurance that portfolio companies will at all times comply with all applicable environmental laws, regulations and permit requirements. Past practices or future operations of portfolio companies could also result in material personal injury or property damage claims, which could have an adverse effect on our performance.
We and/or our portfolio companies may be materially and adversely impacted by global climate change.
Global climate change is widely considered to be a significant threat to the global economy. Real estate and similar assets in particular may face risks associated with climate change, including risks related to the impact of climate-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends, and risks stemming from the physical impacts of climate change, such as the increasing frequency or severity of extreme weather events and rising sea levels and temperatures.
Additionally, the Paris Agreement and other regulatory and voluntary initiatives launched by international, federal, state, and regional policymakers and regulatory authorities as well as private actors seeking to reduce greenhouse gas (“GHG”) emissions may expose real estate and similar assets to so-called
“transition risks” in addition to physical risks, such as: (i) political and policy risks (e.g., changing regulatory incentives and legal requirements, including with respect to GHG emissions, that could result in increased costs or changes in business operations), (ii) regulatory and litigation risks (e.g., changing legal requirements that could result in increased permitting, tax and compliance costs, changes in business operations, or the discontinuance of certain operations, and litigation seeking monetary or injunctive relief related to impacts related to climate change), (iii) technology and market risks (e.g., declining market for assets, products and services seen as GHG intensive or less effective than alternatives in reducing GHG emissions) and (iv) reputational risks (e.g., risks tied to changing investor, customer or community perceptions of an asset’s relative contribution to GHG emissions). Oaktree cannot rule out the possibility that climate risks, including changes in weather and climate patterns, could result in unanticipated delays or expenses and, under certain circumstances, could prevent completion of investment activities or the effective management of real estate and similar assets once undertaken, any of which could have a material adverse effect on an investment, or us.
We may invest in derivative instruments from time to time, which present various risks, including market, counterparty, operational and liquidity risks.
Our use of derivatives will largely be limited to hedging certain foreign currency and interest rate exposures in order to manage risk and return trade-offs, and we may also engage in other hedging strategies. While these transactions may reduce certain risks, the transactions themselves entail certain other risks, including counterparty credit risk. Hedging against a decline in the value of a portfolio position does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of those positions decline, but instead establishes other positions designed to gain from those same developments, thus offsetting the decline in the portfolio positions value. These types of hedging transactions also limit the opportunity for gain if the value of the portfolio position increases. Moreover, it may not be possible to hedge against currency exchange rate, interest rate or public security price fluctuations at a price sufficient to provide protection from the decline in the value of the portfolio position.
We may also enter into certain other types of swaps, including total return swaps, rate of return swaps, credit default swaps (including index-related credit default swaps), interest rate swaps and credit-linked securities. OTC credit default swaps are bilateral agreements between two parties that transfer a defined credit risk from one party to another.
Swaps transactions, like other financial transactions, involve a variety of significant risks. The specific risks presented by a particular swap transaction necessarily depend upon the terms of the transaction and our circumstances. In general, however, all swaps transactions involve some combination of market risk, credit risk, counterparty credit risk, funding risk, liquidity risk and operational risk. Highly customized swaps transactions in particular may increase liquidity risk. Highly leveraged transactions may experience substantial gains or losses in value as a result of relatively small changes in the value or level of an underlying or related market factor. In evaluating the risks and contractual obligations associated with a particular swap transaction, it is important to consider that a swap transaction may be modified or terminated only by mutual consent of the original parties and subject to agreement on individually negotiated terms. Therefore, it may not be possible for us to modify, terminate or offset our obligations under a swap or our exposure to the risks associated with a swap prior to its scheduled termination date.
Rule
18f-4
under the Investment Company Act addresses the ability of a BDC to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions). Under the rule, BDCs that use derivatives are subject to a value-at-risk
leverage limit, a derivatives risk management program, testing requirements and requirements related to board reporting. These new requirements will apply unless the BDC qualifies as a “limited derivatives user,” as defined under the rules. We believe we qualify as a limited derivative user under the rule. Under the rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Collectively, these requirements may limit our ability to use derivatives and/or enter into certain other financial contracts.

Investments in options and warrants present risk of loss, including as a result of price movements of underlying securities.
The successful use of options and warrants depends principally on the price movements of the underlying securities. In addition, when we purchase an option or warrant, we run the risk that we will lose our entire investment in a relatively short period of time if the option or warrant turns out to be worthless at the time of its exercise. If the price of the underlying security does not rise (in the case of a call) or fall (in the case of a put) to an extent sufficient to cover the option premium and transaction costs, we will lose part or all of our investment in the option. There is no assurance that we will be able to effect closing transactions at any particular time or at any acceptable price. In the event of the bankruptcy of a broker through which we engage in transactions in options or warrants, we could experience delays or losses in liquidating open positions purchased or sold through the broker.
We will bear certain risks associated with any bridge financing we provide to portfolio companies.
We may provide bridge financing to a portfolio company in order to facilitate an investment we organize. Such bridge financings would typically be convertible into more permanent, long-term positions. We will bear the risk of any changes in capital markets, which may adversely affect the ability to refinance any bridge investments. For reasons not always in our or the Adviser’s control, such refinancings may not occur and such bridge financings may remain outstanding. In such event, the failure to refinance could lead to increased risk and cost to the Fund.
Securities purchased or sold on a when-issued, “when, as and if issued,” delayed delivery or forward commitment basis could increase the volatility of our NAV.
Securities purchased or sold by the Fund on a when-issued, “when, as and if issued,” delayed delivery or forward commitment basis are subject to market fluctuation, and no interest or dividends accrue to the purchaser prior to the settlement date. At the time of delivery of the securities, the value may be more or less than the purchase or sale price. In the case of “when, as and if issued” securities, the Fund could lose an investment opportunity if the securities are not issued. An increase in the percentage of our assets committed to the purchase of securities on a when issued, “when, as and if issued,” delayed delivery or forward commitment basis may increase the volatility of our NAV. Certain of such transactions are likely to be subject to new mandatory margin rules issued by FINRA. FINRA’s changes to Rule 4210, which are not yet effective, may increase the cost to us of engaging in such transactions.
We invest in significant amounts of loans or other debt instruments, including debt-like instruments such as preferred equity, and bank loans and participations, which pose unique risks.
Our investment program includes investments in significant amounts of loans or other debt instruments, including debt-like instruments such as preferred equity, a significant amount of bank loans and participations, as well as other direct lending transactions. These obligations are subject to unique risks, including (a) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws,
(b) so-called
lender-liability claims by the issuer of the obligations, (c) environmental liabilities that may arise with respect to collateral securing the obligations and (d) limitations on our ability to enforce directly our rights with respect to participations. In analyzing each loan or other debt instrument, we compare the relative significance of the risks against the expected benefits of the investment. Successful claims by third parties arising from these and other risks, absent certain conduct by the Adviser, Oaktree, their respective affiliates and certain other individuals, will be borne by the Fund. In addition, the settlement process for the purchase of bank loans can take significantly longer than the timeframes established by the Loan Syndications & Trading Association and comparable
non-U.S.
bodies. The longer a trade is outstanding between the counterparties, the greater the risk of additional operational and settlement issues and the potential for our counterparty to fail to perform. In addition, our investment program may include investments in second lien loans. The nature of second lien loans will entail risks related to priority with respect to collateral, including (a) the subordination of our claims to a senior lien in terms of the coverage and recovery of the collateral and (b) the prohibition of, or limitation on, the right to foreclose on a second lien or exercise other rights as a second lien holder. In certain cases, therefore, no recovery may be available from a defaulted second lien loan.
If we purchase a participation, we will not have established any direct contractual relationship with the borrower. We will be required to rely on the lender or the participant that sold the participation, not only for the enforcement of our rights against the borrower, but also for the receipt and processing of payments due to us under the participation. We will therefore be subject to the credit risk of both the borrower and the selling lender or participant. Because it may be necessary to assert through the selling lender or participant such rights as may exist against the borrower, in the event the borrower fails to pay principal and interest when due, such assertion of rights against the borrower may be subject to delays, expenses and risks that are greater than those that would be involved if we could enforce our rights against the borrower directly.
Loans or other debt instruments we make or acquire may become non-performing
following their acquisition for a wide variety of reasons. Such non-performing
loans or debt instruments may require a substantial amount of workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of principal. It is possible that we may find it necessary or desirable to foreclose on collateral securing one or more loans we have purchased. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
The characterization of an investment as senior debt or senior secured debt does not mean that such debt will necessarily have repayment priority with respect to all other obligations of an issuer. Issuers may have, and/or may be permitted to incur, other debt and liabilities that rank equally with or senior to the senior loans in which we invest. If other indebtedness is incurred that ranks in parity in right of payment or proceeds of collateral with respect to senior loans in which we invest, we would have to share on an equal basis any distributions with other creditors in the event of a liquidation, reorganization, insolvency, dissolution or bankruptcy of such an issuer. Where we hold a first lien to secure senior indebtedness, the issuers may be permitted to issue other senior loans with liens that rank junior to the first liens granted to us. The intercreditor rights of the holders of such other junior lien debt may, in any liquidation, reorganization, insolvency, dissolution or bankruptcy of such an issuer, affect the recovery that we would have been able to achieve in the absence of such other debt.
Even where the senior loans we hold are secured by a perfected lien over a substantial portion of the assets of an issuer and its subsidiaries, the issuer and its subsidiaries will often be able to incur a substantial amount of additional indebtedness, which may have an exclusive lien over particular assets. For example, debt and other liabilities incurred by non-guarantor
subsidiaries of issuers will be structurally senior to the debt we hold. Accordingly, any such debt and other liabilities of such subsidiaries would, in the event of liquidation, dissolution, insolvency, reorganization or bankruptcy of such subsidiary, be repaid in full before any distributions to an obligor of the loans we hold. Furthermore, these other assets over which other lenders have a lien may be substantially more liquid or valuable than the assets over which we have a lien. We may also invest in second-lien secured debt, which compounds the risks described in this paragraph.
We may invest in secured or unsecured loans and are subject to risk of loss upon a borrower default.
In the event of a default by a borrower, we might not receive payments to which we are entitled and thereby could experience a decline in the value of our investments in the borrower. If we invest in debt that is not secured by collateral, in the event of such default, we will have only an unsecured claim against the borrower. In the case of second lien loans that are secured by collateral, while the Adviser generally expects the value of the collateral to be greater than the value of such secured second lien loans, the value of the collateral may actually be equal to or less than the value of such second lien loans or may decline below the outstanding amount of such second lien loans subsequent to our investment. Our ability to have access to the collateral may be limited by bankruptcy and other insolvency laws. Under certain circumstances, the collateral may be released with the consent of the lenders or pursuant to the terms of the underlying loan agreement with the borrower. There is no assurance that the liquidation of the collateral securing a loan would occur in a timely fashion or would satisfy the borrower’s obligation in the event of nonpayment of scheduled interest or principal, or that the collateral could be readily liquidated. As a result, we might not receive full payment on a secured loan investment to which we are entitled and thereby may experience a decline in the value of, or a loss on, the investment.
We invest in companies that are highly leveraged, and, in most cases, our investments in such companies will be in below investment grade securities, which are viewed as having predominately speculative characteristics.
We invest in companies that are highly leveraged, and, in most cases, our investments in such companies are not rated by any rating agency. If such investments were rated, the Adviser believes that they would likely receive a rating from a nationally recognized statistical rating organization of below investment grade (i.e., below
BBB-
or Baa), which is often referred to as “high yield” and “junk.” Exposure to below investment grade securities involves certain risks, and those securities are viewed as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Securities in the lower-rated categories and comparable non-rated
securities are subject to greater risk of loss of principal and interest than higher-rated and comparable non-rated
securities and are generally considered to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Such issuers typically are highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities of other issuers. Because investors generally perceive that there are greater risks associated with the lower-rated and comparable non-rated
securities, the yields and prices of such securities may be more volatile than those for higher-rated and comparable non-rated
securities. The market for lower-rated and comparable
non-rated
securities is thinner, often less liquid and less active than that for higher-rated or comparable non-rated
securities, and the market prices of such securities are subject to erratic and abrupt movements. The spread between bid and asked prices for such securities may be greater than normally expected. Such factors can adversely affect the prices at which these securities can be sold and may even make it difficult to sell such securities.
Investment in the securities of financially troubled issuers and operationally troubled issuers involves a high degree of credit and market risk. These financial difficulties may never be overcome and may cause issuers to become subject to bankruptcy proceedings.
Non-performance
or defaults by our portfolio companies would harm our operating results.
Our investment program is comprised of investments in loans or other debt instruments, focused on direct lending transactions. These obligations are subject to unique risks, including (a) the possible invalidation of investment transactions as fraudulent conveyances or preferential payments under relevant creditors’ rights and bankruptcy laws or the subordination of claims under so-called
“equitable subordination” common law principles,
(b) so-called
lender-liability claims by the issuer of the obligations and (c) environmental liabilities that may arise with respect to collateral securing the obligations. In analyzing each loan or other debt instrument, we will compare the relative significance of the risks against the expected benefits of the investment. Successful claims by third parties arising from these and other risks, absent certain conduct by the Adviser, its affiliates and certain other individuals, will be borne by us.
Loans or other debt instruments made or otherwise acquired by us may become non-performing
following their origination or acquisition for a wide variety of reasons. Such non-performing
loans or debt instruments may require a substantial amount of workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of principal. It is possible that we may find it necessary or desirable to foreclose on collateral securing one or more loans purchased by us. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan, including lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action. In some states, foreclosure actions can take up to several years or more to conclude. At any time during the foreclosure proceedings, the borrower may file for bankruptcy, staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, we may write-down the value of a portfolio company investment upon the worsening of the financial condition of the portfolio company or in anticipation of a default, which could also have a material adverse effect on our business, financial condition and results of operations.
We may invest in event-driven special situations.
We may invest in companies that become involved in (or the target of) acquisition attempts or tender offers or in companies involved in or undergoing spin-offs or reorganizations, or that become the subject of work-outs, liquidations or bankruptcies or other catalytic changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Fund of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, we may be required to sell its investment at a loss. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which we may be invested, there is a potential risk of loss of our entire investment in such companies.
We invest in lower-rated loans and debt instruments, which are subject to greater risk of loss of principal and interest than higher-rated loans and debt instruments.
Because we invest in loans and other debt instruments that are rated below investment grade by the various credit rating agencies, or trade at a yield similar to non-investment
grade debt (and in comparable
non-rated
loans), the Adviser must take into account the special nature of such loans and debt instruments and certain special considerations in assessing the risks associated with such investments. Loans and debt instruments rated in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated loans and debt instruments and are generally considered to be predominantly speculative with respect to the borrower’s capacity to pay interest and repay principal. They are also considered to be subject to greater risk than investment grade rated debt instruments in the case of deterioration of general economic conditions. Because investors perceive that there are greater risks associated with such loans and debt instruments, the yields and prices of such loans and debt instruments may be more volatile than those for higher-rated loans and debt instruments. The market for lower-rated loans and debt instruments is thinner, often less liquid and less active than that for higher-rated loans and debt instruments, which can adversely affect the prices at which such loans and debt instruments can be sold and may even make it impractical to sell such loans or debt instruments. It should be recognized that an economic downturn is likely to have a negative effect on the debt market and on the value of the loans and debt instruments held by the Fund as well as on the ability of the borrowers of such debt, especially highly leveraged borrowers, to service principal and interest payment obligations to meet their projected business goals or to obtain additional financing. If a borrower of a loan owned by the Fund defaults on such loan, we may incur additional expenses to seek recovery, and the possibility of any recovery may be subject to the expense and uncertainty of insolvency proceedings.
We invest in bank loans, which have associated risks that are different from those of other debt instruments.
Bank loans may not be deemed to be “securities” for purposes of the federal securities laws and therefore may not have the protections afforded by the federal securities laws, including anti-fraud protections. In addition, bank loans have a longer settlement period as compared to other debt instruments. When compared to the purchase of high yield bonds, which typically settle within three business days after the initial trade date, the settlement process for the purchase of bank loans can take several days and, in certain instances, several weeks longer than a bond trade. The longer a trade is outstanding between the counterparties may increase the risk of additional operational and settlement issues and the potential for our counterparty to fail to perform.
Borrowers may elect to repay the principal on an obligation earlier than expected.
Our investments will typically permit the borrowers to voluntarily prepay directly originated senior secured loans and other debt investments at any time, either with no or a nominal prepayment premium. Borrowers may elect to repay the principal on an obligation earlier than expected. This may happen, including when there is a decline in interest rates, or when an issuer’s improved credit or operating or financial performance allows the refinancing of certain classes of debt with lower cost debt. Assuming an improvement in a borrower’s or the credit market conditions, early repayments of the debt held by the Fund could increase. Generally, our investments are not expected to include a significant premium payable upon the repayment of such senior debt.
We may engage in short sale transactions.
We may engage in short sale transactions for hedging purposes. Short sales can, in certain circumstances, substantially increase the impact of adverse price movements on our portfolio. A short sale of a security involves the risk of a theoretically unlimited loss from a theoretically unlimited increase in the market price of the security that could result in an inability to cover the short position. In addition, there can be no assurance that securities necessary to cover a short position will be available for purchase. Short sales may be executed in many ways, including without limitation through derivative instruments, repurchase/reverse repurchase agreements and securities lending arrangements.
Our investment portfolios may be subject to high turnover rates, which will increase commission and transaction costs.
The different strategies we use may require frequent trading and a high portfolio turnover. The more frequently we trade, the higher the commission and transaction costs and certain other expenses involved in our operations. We will bear these costs regardless of the profitability of our investment and trading activities. In addition, a high portfolio turnover may increase the recognition of short-term, rather than long-term, capital gains.
Both the Fund and our portfolio companies may be leveraged.
Our investments include companies whose capital structures may have significant leverage. Such investments are inherently more sensitive to declines in revenues and to increases in expenses and interest rates. The leveraged capital structure of such investments will increase the exposure of the portfolio companies to adverse economic factors, such as downturns in the economy or deterioration in the condition of the portfolio company or its industry. Additionally, the securities we acquire may be the most junior in what will typically be a complex capital structure, and, thus, subject to the greatest risk of loss.
Furthermore, we engage in investment activities that involve the use of leverage. The cumulative effect of the use of leverage by the Fund in a market that moves adversely to our investments could result in a loss to the Fund that would be greater than if leverage had not been used, including loss of the entire investment and also the possibility of loss exceeding the original amount of a particular investment. To the extent that we engage in any leveraging, we will be subject to the risks normally associated with debt financing, including those relating to the ability to refinance and the insufficiency of cash flow to meet principal and interest payments, which could significantly reduce or even eliminate the value of our investment. Leveraging the capital structure will mean that third parties, such as banks, may be entitled to the cash flow generated by such investments prior to us receiving a return. Also, if one of our assets is mortgaged or otherwise used as collateral to secure repayment of indebtedness and such payments are not made, the asset could be foreclosed upon by the lender or otherwise transferred to the lender.
There are also financing costs associated with leverage, and each leveraged investment will involve interest rate risk to the extent that financing charges for such leveraged investment are based on a predetermined interest rate. Furthermore, to the extent that we draw capital from a credit facility to fund investments, the amount and timing of contributions and distributions to the shareholders may be affected in a manner that in some circumstances could be potentially adverse to the shareholders.
No assurance can be given that financing for our investments will be obtained on favorable or acceptable terms, or at all. In addition, once initial financing is obtained, no assurance can be given that such financing will subsequently be available throughout the life of any individual investment, or that replacement financing can be obtained as intended by the Adviser. If we are unable to obtain financing, this may have a material adverse effect on our ability to achieve our investment objective and the return on invested capital.
We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.
Borrowings, also known as leverage, magnify the potential for loss on invested equity capital. We expect to continue to use leverage to partially finance our investments, through borrowings from banks and other lenders and/or issuing unsecured notes, which will increase the risks of investing in our Common Shares, including the likelihood of default.
We borrow under the (i) senior secured revolving credit agreement, dated as of March 25, 2022, among us, as borrower, the lenders party thereto, and ING Capital LLC, as administrative agent (as amended and/or restated from time to time, the “ING Credit Agreement”), (ii) loan and security agreement, dated as of February 24, 2023, among OSCF Lending SPV, LLC, a wholly owned subsidiary of us, as borrower, us, as parent and servicer, Citibank, N.A., as collateral agent and securities intermediary, Virtus Group, LP, as collateral administrator, the lenders party thereto, and JPMorgan Chase Bank, National Association, as administrative agent (as amended and/or restated from time to time, the “JPM Loan and Security Agreement”), (iii) loan financing and servicing agreement, dated as of February 15, 2024, among OSCF Lending IV SPV, LLC, a wholly owned subsidiary of us, as borrower, us, as servicer and equityholder, the lenders party thereto, Deutsche Bank AG, New York Branch, as facility agent, the other agents parties thereto and Computershare Trust Company, N.A., as collateral agent and collateral custodian (as amended and/or restated from time to time, the “DBNY Loan Financing and Servicing Agreement”), (iv) loan and servicing agreement, dated as of February 23, 2024, among OSCF Lending II SPV, LLC, a wholly owned subsidiary of us, as borrower, we, as transferor and servicer, Citibank, N.A., as the collateral agent, account bank and collateral custodian, Virtus Group, LP, as collateral administrator, each of the lenders from time to time party thereto, and Morgan Stanley Asset Funding, Inc., as the administrative agent (as amended and/or restated from time to time, the “MS Loan and Servicing Agreement”), (v) $350 million aggregate principal amount of our 8.400% Notes due 2028, issued on November 14, 2023 (the “2028 Notes”), (vi) $400 million aggregate principal amount of our 6.500% Notes due 2029, issued on July 23, 2024 (the “2029 Notes”) and (vii) $400 million aggregate principal amount of our 6.190% Notes due 2030, issued on July 15, 2025 (the “2030 Notes” and together with the 2028 Notes and the 2029 Notes, the “Notes”), and may issue debt securities or enter into other types of borrowing arrangements in the future. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged.

Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. To the extent we incur additional leverage, these effects would be further magnified, increasing the risk of investing in us. Such a decline could negatively affect our ability to make Common Share distributions or scheduled debt payments. Leverage is generally considered a speculative investment technique and we only intend to use leverage if expected returns will exceed the cost of borrowing.
As of September 30, 2025, we had $1,349.4 million of outstanding indebtedness under our credit facilities and $1,150.0 million of outstanding Notes. These debt instruments require periodic payments of interest. The weighted average interest rate charged on our borrowings as of September 30, 2025 was 6.6% (exclusive of deferred financing costs and inclusive of the impact of an interest rate swap designated as a hedging instrument). We will need to generate sufficient cash flow to make these required interest payments. In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our September 30, 2025 total assets of at least 2.33%. If we are unable to meet the financial obligations under our current or future credit facilities, the lenders under the credit facilities will have a superior claim to our assets over our shareholders.
Illustration.
The following table illustrates the effect of leverage on returns from an investment in our Common Shares assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below.

Assumed Return on Portfolio (Net of Expenses)	- 10%	- 5%	0%	5%	10%
Corresponding net return to common shareholder	-19.13%	-11.37%	-3.61%	4.15%	11.90%
For purposes of this table, we have assumed $7,046.4 million in total assets (less all liabilities and indebtedness not represented by senior securities), $2,499.4 million in debt outstanding, $4,541.8 million in net assets as of September 30, 2025, and a weighted average interest rate of 6.6% as of September 30, 2025 (exclusive of deferred financing costs and inclusive of the impact of interest rate swaps designated as hedging instruments). Actual interest payments may be different
.
We may default under our credit facilities.
In the event we default under a credit facility or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
Provisions in a credit facility may limit our investment discretion.
A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.
In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.
Leveraged portfolio companies may pose higher risk of default.
Leveraged companies, such as those in which we invest, may be more prone to bankruptcy or similar financial distress. A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the securities that we will hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, we may write down the value of a portfolio company investment upon the worsening of the financial condition of the portfolio company or in anticipation of a default, which could also have a material adverse effect on our business, financial condition and results of operations
As a result, we may need to modify the payment terms of our investments, including changes in PIK interest provisions and/or cash interest rates. The performances of leveraged companies have been, and may continue to be, negatively impacted by these economic or other conditions, which may result in our receipt of a reduced level of interest income from such portfolio companies and/or losses or charge offs related to such investments, and, in turn, may adversely affect distributable income and have a material adverse effect on our results of operations.
Our success may depend, in part, on the ability of the Adviser to effectuate loan modifications or restructure and improve the operations of portfolio companies. The activity of identifying and implementing any such restructuring programs and operating improvements entails a high degree of uncertainty. There can be no assurance that the Adviser will be able to successfully identify and implement such restructuring programs and improvements.
We may enter into reverse repurchase agreements, which involve many of the same risks posed by our use of leverage.
We may enter into reverse repurchase agreements as part of our management of our temporary investment portfolio. Entry into any such reverse repurchase agreements would be subject to the Investment Company Act limitations on leverage. In connection with entry into a reverse repurchase agreement, we would effectively pledge our assets as collateral to secure a short-term loan. Generally, the other party to the agreement would make a loan to us in an amount equal to a percentage of the fair value of the collateral pledged. At the maturity of the reverse repurchase agreement, we will be required to repay the loan and then receive back our collateral. While used as collateral, the assets continue to pay principal and interest, which are for the benefit of the Fund.
Use of reverse repurchase agreements, if any, involves many of the same risks involved in our use of leverage. For example, the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that we have sold but we would remain obligated to purchase those securities. As such, we bear the risk of loss that the proceeds at settlement are less than the fair value of the securities pledged. In addition, the market value of the securities retained may decline. If a buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experience insolvency, we would be adversely affected. In addition, due to the interest costs associated with reverse repurchase agreements, our NAV would decline, and, in some cases, we may be worse off than if it had not used such agreements.
We issue senior securities and/or incur indebtedness, and any amounts that we use to service our senior securities or indebtedness will reduce amounts distributable to holders of our Common Shares.
Consistent with applicable legal and regulatory requirements, we issue senior securities and/or borrow money from banks or other financial institutions and may do so up to the maximum amount permitted by the Investment Company Act. In addition, we may seek to securitize certain of our loans. Under the provisions of the Investment Company Act, we are permitted, as a BDC, to issue senior securities if it meets an asset coverage ratio, as calculated as provided in the Investment Company Act, of at least 150% immediately after each such issuance. If the value of our assets declines, we may be unable to satisfy this test, which may prohibit us from paying dividends and could prevent us from maintaining our status as a RIC or may prohibit us from repurchasing Common Shares. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Accordingly, any failure to satisfy this test could have a material adverse effect on our business, financial condition or results of operations.
Also, any amounts that we use to service our indebtedness or senior securities would not be available for distributions to shareholders. Furthermore, as a result of issuing indebtedness or senior securities, shareholders would also be exposed to typical risks associated with increased leverage, including an increased risk of loss resulting from increased indebtedness.
If we issue preferred shares, the preferred shares would rank “senior” to the Common Shares. Preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences or privileges more favorable than those of shareholders. The issuance of preferred shares could also have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for shareholders or otherwise be in their best interest.
We are not generally able to issue and sell Common Shares at a price below the then-current NAV per Common Share. We may, however, sell Common Shares, or warrants, options or rights to acquire Common Shares, at a price below the then-current NAV per Common Share if the Board of Trustees determines that such sale is in the best interests of the Fund and the shareholders, and the shareholders approve such sale. If we raise additional funds by issuing more Common Shares, including in connection with senior securities convertible into, or exchangeable for, Common Shares, then the percentage ownership of shareholders at that time will decrease, and holders of Common Shares might experience dilution with respect to their percentage ownership.
We may invest in distressed or bankrupt companies, and investing in companies involved in bankruptcy proceedings presents significant risks.
We may acquire the securities and other obligations of distressed or bankrupt companies. At times, distressed debt obligations may not produce income and may require us to bear certain extraordinary expenses (including legal, accounting, valuation and transaction expenses) in order to protect and recover our investment. Therefore, to the extent we invest in distressed debt, our ability to achieve current income for the shareholders may be diminished, particularly where the portfolio company has negative EBITDA.
We also will be subject to significant uncertainty as to when and in what manner and for what value the distressed debt we invest in will eventually be satisfied whether through a liquidation, an exchange offer or plan of reorganization involving the distressed debt securities or a payment of some amount in satisfaction of the obligation. In addition, even if an exchange offer is made or plan of reorganization is adopted with respect to distressed debt we hold, there can be no assurance that the securities or other assets we receive in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made.
Moreover, any securities we receive upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of our participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of distressed debt, we may be restricted from disposing of such securities.
We may make investments that could require substantial workout negotiations or restructuring in the event of a default or bankruptcy. There are a number of significant risks when investing in companies involved in bankruptcy proceedings, including the following: First, many events in a bankruptcy are the product of contested matters and adversary proceedings that are beyond the control of the creditors. Second, a bankruptcy filing may have adverse and permanent effects on a company. For instance, the company may lose its market position and key employees and otherwise become incapable of restoring itself as a viable entity. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. Third, the duration of a bankruptcy proceeding is difficult to predict. A creditor’s return on investment can be impacted adversely by delays while the plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court, and until it ultimately becomes effective. Fourth, certain claims, such as claims for taxes, wages, employee and worker pensions and certain trade claims, may have priority by law over the claims of certain creditors. Fifth, the administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors. Sixth, creditors can lose their ranking and priority in a variety of circumstances, including if they exercise “domination and control” over a debtor, and other creditors can demonstrate that they have been harmed by such actions. Seventh, we may seek representation on creditors’ committees and as a member of a creditors’ committee, it may owe certain obligations generally to all creditors similarly situated that the committee represents, and it may be subject to various trading or confidentiality restrictions. If the Adviser concludes that our membership on a creditors’ committee entails obligations or restrictions that conflict with the duties it owes to shareholders, or that otherwise outweigh the advantages of such membership, we will not seek membership in, or will resign from, that committee. Because we will indemnify the Adviser or any other person serving on a committee on our behalf for claims arising from breaches of those obligations, indemnification payments could adversely affect the return on our investment in an asset or company undergoing reorganization.
There is a possibility that we may incur substantial or total losses on our investments and, in certain circumstances, subject us to certain additional potential liabilities that may exceed the value of our original investment. For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In addition, under certain circumstances, payments to the Fund and distributions to the shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws may delay our ability to realize on collateral for loan positions held by us, or may adversely affect the priority of such loans through doctrines such as equitable subordination or may result in a restructuring of the debt through principles such as the “cramdown” provisions of the bankruptcy laws. In addition, the bankruptcy laws and regimes of certain jurisdictions outside the United

States may be untested, subject to manipulation or change and not provide a proven venue to resolve a company’s bankruptcy estate.
Investments in real estate and mortgage-backed securities carry risks, including fluctuations in value and complications associated with events of default.
The value of real estate and real estate-related securities and other investments can fluctuate for various reasons. Real estate values can be seriously affected by interest rate fluctuations, bank liquidity, the availability of financing and by regulatory or governmentally imposed factors such as a zoning change, an increase in property taxes, the imposition of height or density limitations, the requirement that buildings be accessible to disabled persons, the requirement for environmental impact studies, the potential costs of remediation of environmental contamination or damage and the imposition of special fines to reduce traffic congestion or to provide for housing. Income from income-producing real estate may be adversely affected by general economic conditions, local conditions such as oversupply or reduction in demand for space in the area, competition from other available properties, and the owner provision of adequate maintenance and coverage by adequate insurance. Certain significant expenditures associated with real estate (such as mortgage payments (to the extent leveraged), real estate taxes and maintenance costs) have no relationship with, and, thus, do not diminish in proportion to, a reduction in income from the property. Reductions in value or cash flow could impair our ability to make distributions to shareholders, adversely impact our investment policy and reduce overall returns on investments.
If a borrower of a loan secured by real estate defaults on such loan, it is possible that the Adviser may find it necessary or desirable to foreclose on collateral securing such loan. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Borrowers often resist foreclosure actions, which often prolongs and complicates an already difficult and time-consuming process. In some states or other jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, a borrower may have the ability to file for bankruptcy, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property.
We may also invest in mortgage-backed securities, including RMBS and CMBS. The collateral underlying CMBS generally consists of commercial mortgages or real property that has a multifamily or commercial use, such as retail space, office buildings, warehouse property and hotels. The commercial mortgages underlying CMBS generally have shorter maturities than residential mortgages, allow a substantial portion of the loan balance to be paid at maturity, commonly known as a “balloon payment,” and are usually non-recourse
against the commercial borrower. The prospect of full repayment of the commercial mortgage loans underlying CMBS depends on the ability of the commercial borrower to generate current income from its commercial property, which is affected by a variety of factors, and to secure subsequent financing, which can be negatively impacted by a difficult credit environment. Given the non-recourse
nature of the underlying commercial mortgage loan, the options for financial recovery are limited in nature if a commercial borrower defaults, and in certain instances, a negotiated settlement or an amendment to the terms of the commercial mortgage loan are the only options before an ultimate foreclosure on the commercial property. Foreclosure is costly and often protracted by litigation and bankruptcy restrictions. The ultimate disposition of a foreclosed property may also yield a price insufficient to cover the cost of the foreclosure process and the balance attached to the defaulted commercial mortgage loan. The overall level of commercial mortgage loan defaults remains significant and market values of the underlying commercial real estate remain distressed in many cases. It has also become increasingly difficult for lenders to dispose of foreclosed commercial real estate without incurring substantial investment losses, and ultimately leading to a decline in the value of CMBS. There can be no guarantee that our investments in CMBS will not be adversely affected by such risks.
We may have difficulty successfully pursuing claims in the courts of
non-U.S.
countries.
Because the effectiveness of the judicial systems in the countries in which we may invest varies, we (or any portfolio company) may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to the United States or other countries. Further, to the extent we or a portfolio company may obtain a judgment but is required to seek enforcement in the courts of one of the countries in which we invest, there can be no assurance that such courts will enforce such judgment. The laws of many nations often lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization and creditors’ rights.
We are subject to risk of becoming involved in litigation by third parties as a result of our investment activities.
Our investment activities subject us to the risks of becoming involved in litigation by third parties. This risk is somewhat greater where we exercise control of, or significant influence in, a company’s direction. In addition, in the course of providing managerial assistance to certain portfolio companies, certain of our or the Adviser’s officers and directors may serve as directors on the boards of such companies. In connection therewith, we will be required to indemnify the Adviser and its affiliates, and each of their respective members, officers, directors, employees, shareholders, partners, managers, and certain other persons who serve at the request of the Adviser or its affiliates on our behalf for liabilities incurred in connection with our affairs. Such liabilities may be material and have an adverse effect on the returns to the shareholders. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent certain conduct by the Adviser, be payable from our assets. The Adviser may, but will not be required to, purchase insurance for the Fund, the Adviser and their affiliates, employees, agents and representatives. Additionally, the Investment Advisory Agreement, to the extent permitted by law, will limit the circumstances under which the Adviser can be held liable to the Fund and our shareholders. As a result, our shareholders may have a more limited right of action in certain cases than they would in the absence of this provision.
We may be subject to potential allegations of lender liability.
In recent years, a number of judicial decisions in the United States have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories (collectively termed “lender liability”). Generally, lender liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of certain of our investments, we could be subject to potential allegations of lender liability. In addition, under common law principles that in some cases form the basis for lender liability claims, if a lending institution (a) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a stockholder to dominate or control a borrower to the detriment of the other creditors of such borrower, a court may elect to subordinate the claim of the offending lending institution to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.” Because of the nature of certain of our and our affiliates’ investments, we could be subject to claims from creditors of an obligor that our investments issued by such obligor should be equitably subordinated. A significant number of our investments will involve investments in which we will not be the lead creditor. It is, accordingly, possible that lender liability or equitable subordination claims affecting our investments could arise without our direct involvement.
If we purchase loans of an affiliate in the secondary market at a discount, (a) a court might require us to disgorge profit we realize if the opportunity to purchase such securities at a discount should have been made available to the issuer of such securities or (b) we might be prevented from enforcing such securities at their full face value if the issuer of such securities becomes bankrupt.

The exercise of control of, or significant influence over, a portfolio company may impose additional risks of liability.
In certain circumstances, including if we invest in a different part of the capital structure as Other Oaktree Funds, our holdings may be aggregated with those of such Other Oaktree Funds, which collectively may be deemed to give these funds and accounts controlling interests in or the ability to significantly influence a portfolio company. The exercise of control of, or significant influence over, a portfolio company may impose additional risks of liability for environmental damage, product defects, failure to supervise management, violation of governmental regulations (including securities laws) or other types of liability in which the limited liability generally characteristic of business ownership may be ignored. In addition, a greater level of involvement by Oaktree in a portfolio company may subject the Fund to a greater risk of litigation by third parties. If these liabilities were to arise, we might suffer a significant loss. We will be required to indemnify the Adviser and others in connection with such litigation, as well as other matters arising as a result of the management of the Fund, subject to certain conditions.
We are subject to contingent liabilities on disposition of our investments.
In connection with the disposition of an investment in a portfolio company, we may be required to make representations about the business and financial affairs of such company typical of those made in connection with the sale of any business. We also may be required to indemnify the purchasers of such investment with respect to certain matters, including the accuracy of such representations. These arrangements may result in contingent liabilities for which the Adviser may establish reserves or escrows.
We may invest in subordinated loans.
Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payments of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to the Fund. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
We may be subject to risks associated with our investments in unitranche loans.
Unitranche loans, which are a combination of senior secured and junior secured debt in the same facility, typically provide a borrower with all of its capital (except for common equity). While the borrower generally pays a blended, uniform interest rate rather than different rates for different tranches, the rate is often with higher than those associated with traditional first lien loans. Because unitranche loans combine characteristics of senior and junior financing, unitranche loans have risks similar to the risks associated with senior secured and second lien loans and junior debt in varying degrees according to the combination of loan characteristics of the unitranche loan.
The “last out” portion of unitranche loans have a secondary priority behind the super-senior “first out” portion of such loans in the collateral securing the loans in certain circumstances. Since the “first out” lenders generally have priority over the “last out” lenders for receiving payment under certain specified events of default, or upon the occurrence of other triggering events under intercreditor agreements or agreements among lenders, the “last out” lenders bear a greater risk and, in exchange, receive a higher effective interest rate, through arrangements among the lenders, than the “first out” lenders or lenders in stand-alone first-lien loans.

We may invest in loans that have limited amortization requirements.
We may invest directly in senior secured loans, including at initial issuance, which would typically have limited mandatory amortization and interim repayment requirements. A low level of amortization of any directly originated senior secured loans over the life of such senior secured loans may increase the risk that an issuer will not be able to repay or refinance the senior secured loans held by us when it comes due at its final stated maturity.
We may have a limited ability to protect our investment in portfolio companies as a result of making non-controlling
investments.
We are not expected to make investments that result in control of, or significant influence over, a company. As a result, we may have a more limited ability to protect our investment in portfolio companies than if we held a controlling interest or position of significant influence.
We are exposed to risks associated with OID and PIK interest income.
Our investments may include original issue discount (“OID”) and contractual payment-in-kind
(“PIK”) interest, which typically represents contractual interest added to a loan balance and due at the end of such loan’s term. To the extent OID or PIK interest constitute a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•	OID and PIK instruments may have higher yields, which reflect the payment deferral and credit risk associated with these instruments;

•	OID and PIK accruals may create uncertainty about the source of our distributions to shareholders;

•
OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral; and

•	OID and PIK instruments may represent a higher credit risk than coupon loans.
The illiquid nature of certain of our investments may make it difficult for us to sell these investments when desired.
We may invest in companies whose securities are not publicly traded, and whose securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. In fact, all of our assets may be invested in illiquid securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments and suffer losses. Our investments may be subject to contractual or legal restrictions on resale or may otherwise be illiquid because there is usually no established trading market for such investments. In addition, we may face restrictions on our ability to liquidate investments if the Adviser or any of its affiliates have material non-public
information regarding the portfolio company.
We may utilize different investment techniques not described in this prospectus.
We may employ investment techniques and invest in other instruments that the Adviser believes will help achieve our investment objective, whether or not such investment techniques or instruments are specifically described herein. Consistent with our investment objective, we may invest in financial instruments of any and all types, which exist now or are hereafter created. Such investments may entail risks not described herein, any of which may adversely affect us.

We may be subject to risks associated with currency exchange transactions.
The Adviser anticipates that a portion of our investments could be made in countries other than the United States and, consequently, we expect to make certain investments denominated in currencies other than the U.S. dollar. Changes in the rates of exchange between the U.S. dollar and other currencies will have an effect, which could be adverse, on our performance, amounts available for distribution and the value of investments we distribute. Additionally, a particular
non-U.S.
country may impose exchange controls, devalue its currency or take other measures relating to its currency which could adversely affect the Fund. Finally, we incur costs in connection with conversions between various currencies.
We are not obligated to hedge currency risks. Even if the Adviser does so, the Adviser may not be able to put a hedge in place on commercially reasonable terms given the credit terms offered by our counterparties or the volatility of the currency. There can be no guarantee that instruments suitable for hedging market shifts will be available at the time when we wish to use them, or that any hedge would reduce applicable risks. More specifically, if we hedge currency risk, it does not expect that the full risk of currency fluctuations can be eliminated due to the complexity of the investment characteristics of our investment portfolio and limitations in the
non-U.S.
currency market. We conduct our
non-U.S.
currency exchange transactions in anticipation of funding investment commitments or receiving proceeds upon dispositions. In addition, to hedge against adverse stock market shifts, we may purchase put and call options on stocks and write covered call options on stocks.
We may invest in collateralized loan obligations and other securitizations and structured products.
We may invest in CLOs and other securitizations, including RMBS and CMBS, which are generally limited recourse obligations of the issuer (“Securitization Vehicles”) payable solely from the underlying assets (“Securitization Assets”) of the issuer or proceeds thereof. Holders of equity or other securities issued by Securitization Vehicles must rely solely on distributions on the Securitization Assets or proceeds thereof for payment in respect thereof. Consequently, we will typically not have any direct rights against the issuer of, or the entity that sold, assets underlying the securitization. Securitization Assets may include, without limitation, broadly-syndicated leverage loans, middle-market bank loans, collateralized debt obligation (CDO) debt tranches, trust preferred securities, insurance surplus notes, asset backed securities, mortgages, real estate investment trusts (REITs), high-yield bonds, mezzanine debt, second-lien leverage loans, credit default swaps and emerging market debt and corporate bonds, which are subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks.
Underlying Default Risks
. To the extent underlying default rates with respect to Securitization Assets occur or otherwise increase, the performance of our investments in Securitization Vehicles will be adversely affected. The rate of defaults and losses on debt instruments will be affected by a number of factors, including global, regional and local economic conditions in the area where the borrower operates, the financial circumstances of the borrower as well as general market conditions. A decline in global markets (or any particular sub-market
thereof) may result in higher delinquencies and/or defaults as borrowers will not be able to repay or refinance their outstanding debt obligations when due for a variety of reasons, which will adversely affect the performance of our investments in Securitization Vehicles.
In addition, investments in Securitization Vehicles may be subject to the risk of bankruptcy of the issuer of such assets or a claim that the pledging of collateral to secure any such asset constituted a fraudulent conveyance or preferential transfer that can be subordinated to the rights of other creditors of the issuer of such asset or nullified under applicable law.
Failure to Satisfy Certain Tests
. The failure by a Securitization Vehicle to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to us. In the event that a Securitization Vehicle fails certain tests, holders of senior debt tranches may be entitled to additional payments that would, in turn, reduce the payments we would otherwise be entitled to receive.

Separately, we may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting Securitization Vehicle. If any of these events occur, it could materially and adversely affect the return on our investments in such Securitization Vehicles.
Leveraged Credit Risk
. Our investments in securitizations may also be subject to leverage risks. The leveraged nature of Securitization Vehicles, in particular, magnifies the adverse impact of Securitization Asset defaults. Because Securitization Vehicle investments represent a leveraged investment with respect to the underlying Securitization Assets, changes in the market value of Securitization Vehicle investments could be greater than the change in the market value of the underlying Securitization Assets, which are subject to credit, liquidity and interest rate risks.
Liquidity Risk
. Certain debt tranches of Securitization Vehicles may be thinly traded or have a limited trading market and may have the effect of decreasing our liquidity to the extent that we, at a particular point in time, may be unable to find qualified buyers for, and may have difficulty valuing, these securities.
Prepayments and
Re-Investment
Risk.
Our investments in Securitization Vehicles and the Securitization Assets that collateralize them may prepay more quickly than expected and have an impact on the value of our investments in such Securitization Vehicles. Early prepayments give rise to increased re-investment
risk, as we or a Securitization Vehicle collateral manager might realize excess cash from prepayments earlier than expected. If we or a Securitization Vehicle collateral manager is unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce net income and the fair value of that asset.
Investment in Junior Debt Tranches
. We may invest in the equity or junior debt tranches of Securitization Vehicles. Such equity and junior debt tranches will be subordinated to other parties, including more senior debt tranches. The receipt of interest, principal and other distributions in respect of the equity or junior debt tranches of a Securitization Vehicle will be governed by an indenture, which will typically provide that such payments may not be made until obligations with respect to senior debt tranches have been met and/or certain financial tests are satisfied. The indenture may also provide for the deferment of payments to equity holders or junior noteholders without triggering an event of default under the indenture. If an event of default under the indenture were to occur, the senior noteholders may be entitled to determine the remedies to be exercised which may be adverse to the interests of the equity holders and/or junior noteholders, and the senior noteholders may not have any obligation to consider the possible adverse effect on the interests of equity holders or junior noteholders. To the extent that any losses are suffered in the underlying portfolio, such losses will be borne in the first instance by equity holders and junior noteholders. In such circumstances, senior notes will be entitled to repayment in full prior any payment is made in respect of the equity or junior notes.
Reliance on Collateral Managers
. Securitization Assets are typically actively managed by a third-party investment manager, and, as a result, the Securitization Assets will be traded, subject to rating agency and other constraints, by such investment manager. With respect to Securitization Vehicles, we expect to rely on Securitization Vehicle collateral managers to administer and review the portfolios of collateral they manage. The actions of the Securitization Vehicle collateral managers may significantly affect the performance of our investments in Securitization Vehicles. The ability of each CLO collateral manager to identify and report on issues affecting its securitization portfolio on a timely basis could also affect our returns, as we may not be provided with information on a timely basis in order to take appropriate measures to manage its risks. We also expect to rely on Securitization Vehicle collateral managers to act in the best interests of the Securitization Vehicle it manages. If any Securitization Vehicle collateral manager were to act in a manner that was not in the best interests of the Securitization Vehicles (i.e., gross negligence, with reckless disregard or in bad faith), this could adversely impact the overall performance of our investments in Securitization Vehicles.
For securitizations with corporate loans, the collateral manager’s role in reinvestment of principal amortization in performing credits and with respect to loans that default, as well as its ability to actively manage the portfolio through trading, will have a significant impact on the value of the underlying collateral and the performance of its securitization. If the collateral manager reinvests proceeds into loans which then default, does not sell loans before such loans default close to the original purchase price or does not effectively contribute to a restructuring process to maximize value of the loan the securitization owns, the collateral manager could materially and adversely impact our investments in Securitization Vehicles.
Failure of Servicers to Effectively Service Loans
. The failure of servicers to effectively service the loans underlying certain of our investments in Securitization Vehicles could materially and adversely affect the Fund. Most securitizations of loans require a servicer to manage collections on each of the underlying loans. Both default frequency and default severity of loans may depend upon the quality of the servicer. If servicers are not vigilant in encouraging borrowers to make their payments, the borrowers may be far less likely to make these payments, which could result in a higher frequency of default. If servicers take longer to liquidate non-performing
assets, loss severities may tend to be higher than originally anticipated. The failure of servicers to effectively service the receivables underlying such assets could negatively impact the value of our investments in Securitization Vehicles and its performance.
Servicer quality is of prime importance in the default performance of certain personal loans. Servicers may go out of business, which would require a transfer of servicing to another servicer. Such transfers take time and loans may become delinquent because of confusion or lack of attention. Servicers may be required to advance interest on delinquent loans to the extent the servicer deems those advances recoverable. In the event the servicer does not advance, interest may be interrupted even on more senior securities. Servicers may also advance more than is in fact recoverable once a defaulted loan is disposed, causing losses to be greater than the outstanding principal balance of that loan.
Structured Products.
We may invest in other structured products. These investments may include debt securities issued by a private investment fund that invests, on a leveraged basis, in bank loans, high-yield debt or other asset groups, as well as certificates issued by a structured investment vehicle that holds pools of CMBS or RMBS. Our investments in structured products will be subject to a number of risks, including risks related to the fact that the structured products will be leveraged. Utilization of leverage is a speculative investment technique and will generally magnify the opportunities for gain and risk of loss borne by an investor in the subordinated debt securities issued by a structured product. Many structured products contain covenants designed to protect the providers of debt financing to such structured products. A failure to satisfy those covenants could result in the untimely liquidation of the structured product and a complete loss of our investment therein. In addition, if the particular structured product is invested in a security in which we are also invested, this would tend to increase our overall exposure to the credit of the issuer of such securities, at least on an absolute, if not on a relative basis. The value of an investment in a structured product will depend on the investment performance of the assets in which the structured product invests and will, therefore, be subject to all of the risks associated with an investment in those assets. These risks include the possibility of a default by, or bankruptcy of, the issuers of such assets or a claim that the pledging of collateral to secure any such asset constituted a fraudulent conveyance or preferential transfer that can be subordinated to the rights of other creditors of the issuer of such asset or nullified under applicable law.
We may make investments in “covenant-lite” loans
.
Although the loans in which we expect to invest will generally have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance, we may invest to a lesser extent in “covenant-lite” loans. We use the term “covenant-lite” to refer generally to loans that do not have financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition or operating results. Accordingly, to the extent we invest in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

We may invest in transactions on an expedited basis.
Investment analyses and decisions by Oaktree may frequently be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to Oaktree at the time of making an investment decision may be limited, and Oaktree may not have access to detailed information regarding the underlying asset. Therefore, no assurance can be given that Oaktree will have knowledge of all circumstances that may adversely affect certain proposed investments. In addition, Oaktree expects to rely upon certain independent consultants in connection with its evaluation of proposed investments. No assurance can be given as to the accuracy or completeness of the information provided by such independent consultants, and we may incur liability as a result of such consultants’ actions.
Risks Related to an Investment in the Fund and the Common Shares
An investment in the Fund is not suitable for all investors.
An investment in the Fund is not suitable for all investors. An investment is suitable only for sophisticated investors, and an investor must have the financial ability to understand and willingness to accept the extent of its exposure to the risks and lack of liquidity inherent in an investment in the Fund. Investors should consult their professional advisers to assist them in making their own legal, tax, accounting and financial evaluation of the merits and risks of investment in the Fund in light of their own circumstances and financial condition. An investment in the Fund requires a long-term commitment, and there can be no assurance that our investment objective will be achieved or that there will be any return of capital. Therefore, investors should only invest in the Fund if they can withstand a total loss of their investment.
Additionally, if investing through a self-directed individual retirement account (“IRA”), investors should consider the unique risks and additional considerations applicable to investments made through self-directed IRAs. In particular, such an investor should consider whether the investment is in accordance with the documents and instruments governing the IRA, whether there is sufficient liquidity in the IRA should the IRA’s beneficiary need to take a mandatory distribution, and whether the investment could give rise to a non-exempt
prohibited transaction under applicable law, which generally includes certain specified transactions between an IRA and a “disqualified person” within the meaning of Section 4975 of the Code. There can be no assurance that the Fund will not be a “disqualified person” with respect to any particular IRA, or that an exemption would be available for any prohibited transaction.
Our investment portfolio may not be diversified across companies, industries, types of securities or geographic regions.
Except to the extent required as a BDC (see “Regulation”) or RIC (see “Certain U.S. Federal Income Tax Considerations”), the Adviser is not under any other obligation to diversify our investments, whether by reference to the amount invested or the industries or geographical areas in which portfolio companies operate. The Adviser may allocate capital among investments as it determines in its sole discretion, subject to the goal of maximizing our returns, and shareholders will have no assurances with respect to the diversification or geographic concentration of the investment program. This lack of diversification will expose us to losses disproportionate to market declines in general if there are disproportionately greater adverse price movements in the particular investments, and our investment portfolio may be subject to more rapid changes in value than would be the case if we were required to maintain a wide diversification among companies, industries and types of securities. To the extent we hold investments concentrated in a particular issuer, security, asset class, industry or geographic region, we will be more susceptible than a more widely diversified investment partnership to the negative consequences of a single corporate, economic, political or regulatory event. Unfavorable performance by any number of investments could substantially adversely affect the aggregate returns realized by shareholders.

Our Board of Trustees has broad discretionary power with respect to our investment objective, policies and strategies.
Our Board of Trustees has the authority to modify or waive our current investment objective, operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current investment objective, operating policies and strategies would have on our business, NAV and operating results. However, the effects might be adverse, which could negatively impact our ability to pay distributions and cause shareholders to lose part or all of their investment.
Our Board of Trustees may amend our Declaration of Trust without prior shareholder approval.
Our Board of Trustees may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including to classify the Board of Trustees, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.
The market for the Fund’s target investments is highly competitive.
Purchasers of the Common Shares will be dependent upon the judgment and ability of the Adviser and its affiliates in sourcing transactions and investing and managing our capital. No assurance can be given that the Adviser will be able to identify and obtain a sufficient number of investment opportunities to invest the full amount of our capital, including any leverage, or that our investment objective will be achieved. Even if sufficient investment opportunities are identified, they may be allocated first to Other Oaktree Funds.
The activity of identifying and completing investments is highly competitive and involves a high degree of uncertainty and risk. We compete for investments with various other investors, such as other public and private funds, commercial and investment banks, commercial finance companies and, to the extent they provide an alternative form of financing, private equity funds, some of which may be our affiliates. Other funds may have investment objectives that overlap with ours, which may create competition for investment opportunities. Many competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us, and may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships. Furthermore, many competitors are not subject to the regulatory restrictions that the Investment Company Act and the Code impose on us. The competitive pressures could impair our business, financial condition and results of operations. As a result of this competition, we may not be able to take advantage of attractive investment opportunities.
To the extent that we encounter competition for investments, returns to our shareholders may decrease, including as a result of higher pricing, foregoing opportunities or negotiating fewer transactional protections in order to remain competitive. Additionally, we may incur bid, due diligence, negotiating, consulting or other costs on investments that may not be successful. There can be no assurance that we will be able to identify, complete and exit investments which satisfy our investment objective, or realize upon their values, or that we will be able to invest fully our capital.
We rely on portfolio company management teams to operate their businesses successfully.
We generally invest in healthy companies with proven operating management in place; however, there can be no assurance that such management will continue to operate successfully. Although the Adviser monitors the performance of each investment and may make recommendations, we rely upon management to operate the portfolio companies on a day-to-day
basis and, if applicable, equity sponsors who control the boards of directors of the portfolio companies to select qualified management for such companies. In addition, certain of our investments may be in businesses with limited operating histories.

We bear costs associated with due diligence of our potential investments, and such due diligence may not identify all risks associated with investments we make.
Before we make an investment, the Adviser conducts such due diligence as it deems reasonable and appropriate based on the facts and circumstances applicable to the investment. Due diligence may entail marketing studies, business plan development, evaluation of important and complex business, financial, tax, accounting, sustainability and legal issues as well as background investigations of individuals. Outside professionals, consultants, legal advisors, accountants, investment banks and other third parties may be involved in the due diligence process to varying degrees depending on the type of investment. The involvement of such third parties may present a number of risks primarily relating to reduced control of the functions that are outsourced and may entail significant third-party expenses, which are generally borne by the Fund. In addition, if the Adviser is unable to timely engage third-party providers, its ability to evaluate and acquire more complex assets could be adversely affected. Due diligence investigations with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating the investment opportunity. Moreover, there can be no assurance that attempts to identify risks associated with an investment will achieve their desired effect. Potential investors should regard an investment in the Fund as being speculative and having a high degree of risk.
In the event of fraud, any material misrepresentation or omission or any professional negligence by any seller or originator of assets or such seller’s or originator’s representatives, or by any other party, we may suffer a material loss of capital and the value of our investments may be adversely impacted. We will rely upon the accuracy and completeness of representations made by various persons in the due diligence process and cannot guarantee such accuracy or completeness.
We bear costs and risks associated with the hiring of third-party service providers.
Certain of our and the Adviser’s operations may interface with and/or depend on third-party service providers, and we or the Adviser may not be in a position to verify the risks or reliability of such third parties. We may suffer adverse consequences from actions, errors or failure to act by such third parties, and will have obligations, including indemnity obligations, and limited recourse against them. The costs, fees and expenses associated with the provision of such services by third-party service providers are generally borne by the Fund instead of the Adviser, thereby increasing the expenses borne by the shareholders.
The Adviser may utilize financial projections to evaluate investments, and such projections are inherently uncertain and may be inaccurate.
We may rely upon projections developed by the Adviser or a third party concerning an investment’s future performance and cash flow, including when deciding that the possibility of actual adversity in connection with an investment in a different part of the capital structure of the portfolio company is remote. Projections are inherently subject to uncertainty and factors beyond the control of the Adviser and the portfolio company. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. Different assumptions may produce different results. The inaccuracy of certain assumptions, the failure to satisfy certain financial requirements and the occurrence of other unforeseen events could impair the ability of a portfolio company to realize projected values and cash flow and could trigger the need for us to remain passive in the event of a restructuring. In addition, prospective investors should note that projected performance is not indicative of future results, and there can be no assurance that the projected results or expected returns will be achieved or that we will be able to effectively implement our investment objective.
In addition, the Adviser may determine the suitability of investments based in part on the basis of financial projections for portfolio issuers. Events or conditions, including changes in general market conditions, which may not have been anticipated or which are otherwise not foreseeable, may occur and have a significant impact on the actual rate of return received with respect to our investments.

Our success depends in part on the Adviser’s ability to effect operating improvements at portfolio companies.
In some cases, the success of our investment strategy depends, in part, on the ability of the Adviser to provide institutional management experience and financial insights to portfolio company management, and to restructure and effect improvements in the operations of a portfolio company. The activity of identifying and implementing restructuring programs (and operating improvements at portfolio companies) entails a high degree of uncertainty. There can be no assurance that the Adviser will be able to successfully identify and implement such restructuring programs and improvements or that such insights and experience will be utilized and implemented by portfolio companies and, even if implemented, that they will result in operating improvements.
Our ability to make
follow-on
investments may substantially impact the success of our investments.
We may be called upon to provide
follow-on
funding for our investments or have the opportunity to increase our investment in such investments. There can be no assurance that we will wish to make follow-on
investments or that we will have sufficient funds to do so. Any decision not to make follow-on
investments or our inability to make them may have a substantial negative impact on an investment in need of such an investment or may diminish our ability to influence such investment’s future development. There can be no assurance that the Adviser will be able to predict accurately how much capital may need to be reserved for participation in follow-on
investments. If more capital is reserved than is necessary, then we may receive a lower allocation of other investment opportunities. If less capital is reserved than is necessary, then we may not be able to fully protect or enhance its existing investment. If we do not have sufficient capital to participate in all (or a portion) of a follow-on
investment opportunity, an Other Oaktree Fund may participate in such follow-on
opportunity in lieu of or alongside the Fund in accordance with the Investment Allocation Considerations described in “Investment Objective and Strategies—Allocation of Investment Opportunities.”
An investment in our Common Shares has limited liquidity.
Our Common Shares constitute illiquid investments for which there is not, and will likely not be, a secondary market at any time prior to a public offering and listing of our Common Shares on a national securities exchange. There can be no guarantee that we will conduct a public offering and list our shares on a national securities exchange. An investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in such investment. Except in limited circumstances for legal or regulatory purposes, shareholders are not entitled to redeem their shares. Shareholders must be prepared to bear the economic risk of an investment in our Common Shares for an extended period of time.
We may not pay distributions to our shareholders.
We pay, and intend to continue to pay, distributions to shareholders out of assets legally available for distribution. We cannot assure shareholders that we will achieve investment results that will allow the Fund to sustain a specified level of cash distributions or periodic increases in cash distributions. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our Board of Trustees and will depend on our earnings, financial condition, maintenance of ability to be subject to tax as a RIC, compliance with applicable BDC regulations and such other factors as the Board of Trustees may deem relevant from time to time. There can be no assurance that we will continue to pay distributions to shareholders.
Although we have implemented a share repurchase program, we have discretion to not repurchase your shares and to amend or suspend the program.
Our Board of Trustees may amend or suspend the share repurchase program at any time in its discretion. Shareholders may not be able to sell your shares at all in the event our Board of Trustees amends or suspends the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time. We will notify shareholders of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.
The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.
In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the Repurchase Date. Although a shareholder will have the ability to withdraw a repurchase request prior to the Repurchase Date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our shares will be on the Repurchase Date.
Shareholders may experience dilution.
Holders of our Common Shares will not have preemptive rights to any shares we issue in the future. Our Declaration of Trust allows us to issue an unlimited number of Common Shares. After you purchase Common Shares in this offering, our Board of Trustees may elect, without shareholder approval, to: (1) sell additional shares in this or future public offerings; (2) issue Common Shares or interests in any of our subsidiaries in private offerings; (3) issue Common Shares upon the exercise of the options we may grant to our independent trustees or future employees; or (4) subject to applicable law, issue Common Shares in payment of an outstanding obligation to pay fees for services rendered to us. To the extent we issue additional Common Shares after you purchase in this offering, your percentage ownership interest in us will be diluted. Because of these and other reasons, our shareholders may experience substantial dilution in their percentage ownership of our shares or their interests in the underlying assets held by our subsidiaries.
All distributions declared in cash payable to shareholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in our Common Shares. As a result, shareholders that do not participate in our distribution reinvestment plan may experience dilution over time.
We make
co-investments
with third parties.
We
co-invest
with third parties through funds, joint ventures or other entities. Such investments involve risks not present in investments where a third party is not involved, including the possibility that a co-venturer
or partner of the Fund may at any time have other business interests and investments other than the joint venture with the Fund, or may have economic or business goals different from those of the Fund. In addition, we may be liable for actions of our co-venturers
or partners. Our ability to exercise control or significant influence over management in these cooperative efforts will depend upon the nature of the joint venture arrangement, and certain joint venture arrangements may pose risks of impasse if no single party controls the joint venture. In addition, such arrangements are likely to involve restrictions on the resale of our interest in the company. Even if the nature of the joint venture arrangement permits us acquire the assets of the joint venture from our co-venturers
or partners, we may not have the resources to do so.
Investments in
non-U.S.
entities pose special risks and considerations.
We may invest in the securities or obligations of
non-U.S.
entities. Certain
non-U.S.
investments involve risks and special considerations not typically associated with U.S. investments. Such risks include (a) the risk of nationalization or expropriation of assets or confiscatory taxation, (b) social, economic and political uncertainty, including war, and revolution, (c) dependence on exports and the corresponding importance of international trade, (d) differences between U.S. and
non-U.S.
markets, including price fluctuations, market volatility, less liquidity and smaller capitalization of securities markets, (e) currency exchange rate fluctuations, (f) rates of inflation, (g) controls on, and changes in controls on,
non-U.S.
investment and limitations on repatriation of invested capital and on our ability to exchange local currencies for U.S. dollars, (h) governmental involvement in and control over the economies, (i) governmental decisions to discontinue support of economic reform programs generally and impose centrally planned economies, (j) differences in auditing and financial reporting standards that may result in the unavailability of material information about issuers, (k) less extensive regulation of the securities markets, (l) longer settlement periods for securities transactions, (m) less developed corporate laws regarding fiduciary duties and the protection of investors, (n) less reliable judicial systems to enforce contracts and applicable law, (o) certain considerations regarding the maintenance of our portfolio securities and cash with
non-U.S.
sub-custodians
and securities depositories, (p) the possible imposition of
non-U.S.
taxes on income and gains recognized, or gross proceeds received, with respect to such
non-U.S.
investments, (q) restrictions and prohibitions on ownership of property by
non-U.S.
entities and changes in laws relating thereto, (r) additional transactional costs and administrative burdens as a result of local legal requirements and (s) crime, corruption, terrorism, political unrest and war. We may be adversely affected by the foregoing events, or by future adverse developments in global or regional economic conditions or in the financial or credit markets.
There may be restrictions which limit or preclude our investments in
non-U.S.
entities, and we may face difficulty repatriating investment proceeds from
non-U.S.
investments.
Non-U.S.
investment in the securities of issuers in certain nations is restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude
non-U.S.
investment in issuers in such nations and increase the costs and expenses of the Fund. Certain countries may restrict investment opportunities in issuers or industries deemed important to national interests. Some countries require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by
non-U.S.
investors. In addition, if there is a deterioration in a country’s balance of payments or for other reasons, a country may impose temporary restrictions on, or altogether change its restrictions on,
non-U.S.
capital remittances abroad. In response to sovereign debt or currency crises, for example, certain governments have enacted legislation that imposes restrictions on the inflow and outflow of
non-U.S.
currency into and from such country. These restrictions may adversely affect our ability to source investments or to repatriate investment proceeds. Repatriation of capital was particularly a problem during the sovereign debt and currency crises of the 1990s and continues to be a problem today in certain countries. Even where capital controls do not prohibit remittances abroad, the repatriation of proceeds from investment dispositions may require the procurement of a substantial number of regulatory consents, certificates and approvals, including licenses for the Fund and clearance certificates from tax or monetary authorities. Obtaining such approvals or licenses may be difficult, expensive and time consuming and may depend on political or other factors outside our control. Finally, repatriation of income from and investments in entities that are organized or domiciled in
non-U.S.
countries may be affected adversely by local withholding and other
non-U.S.
tax requirements. The foregoing requirements and restrictions may adversely affect our ability to source investments or to repatriate investment proceeds, and there can be no assurance that we will be permitted to repatriate capital or profits, if any, from the
non-U.S.
jurisdictions in which it invests.
Deficiencies in our internal control over financial reporting could prevent us from accurately and timely reporting our financial results.
We may identify deficiencies in our internal control over financial reporting in the future, including significant deficiencies and material weaknesses. A “significant deficiency” is a deficiency or a combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.
Failure to identify deficiencies in our internal control over financial reporting in a timely manner or to remediate any deficiencies, or the identification of material weaknesses or significant deficiencies in the future could prevent us from accurately and timely reporting our financial results.
The process of valuing our portfolio is subject to inherent uncertainties and judgments, which could impact how our NAV is calculated.
Valuations of our portfolio, which affect the amount of the management fee and incentive fee and our performance results, may involve uncertainties and judgmental determinations. Further, the methodology for the calculation of the management fee and incentive fee creates a potential conflict of interest for the Adviser in determining valuations. As a BDC, we are required to account for our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by the Board of Trustees or its designee. Typically, there is not a public market for the securities of the privately held companies in which we invest. As a result, we value these securities quarterly at fair value as determined in good faith by the Board of Trustees or its designee. Our Board of Trustees has designated the Adviser as the valuation designee pursuant to Rule
2a-5
under the Investment Company Act. The fair value of such securities may change, potentially materially, between the date of the fair value determination and the release of the financial results for the corresponding period or the next date at which fair value is determined.
The process of valuing securities for which reliable market quotations are not available is based on inherent uncertainties, and the resulting values may differ from values that would have been determined had a ready market existed for such securities and may differ from the prices at which such securities may ultimately be sold. Further, third-party pricing information may at times not be available regarding certain of our securities, derivatives and other assets. Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our or the Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. In addition, any investments that include OID or PIK interest may have unreliable valuations because their continuing accruals require ongoing judgments about the collectability of their deferred payments and the value of their underlying collateral. Due to these uncertainties, fair value determinations may cause the NAV on a given date to materially understate or overstate the value that the Fund ultimately realizes upon the sale of one or more investments.
A disruption in the secondary markets for our investments may limit the ability of the Adviser to obtain accurate market quotations for purposes of valuing our investments and calculating our NAV. In addition, material events occurring after the close of a principal market upon which a portion of our securities or other assets are traded may require the Adviser to make a determination of the effect of a material event on the value of the securities or other assets traded on the market for purposes of determining the fair value of our investments on a valuation date. If the valuation of our securities in accordance with the Adviser’s valuation policy should prove to be incorrect, the fair value of our investments could be adversely affected. Absent bad faith or manifest error, valuation determinations in accordance with the Adviser’s valuation policy will be conclusive and binding. Furthermore, these values will be used to determine our NAV. To the extent these investments are undervalued or overvalued, the Common Shares of existing shareholders or newly admitted shareholders could be adversely affected.

Risks Related to the Adviser and its Affiliates; Conflicts of Interest
Our ability to achieve our investment objective depends on our Adviser’s ability to support our investment process; if our Adviser were to lose key personnel or they were to resign, our ability to achieve our investment objective could be significantly harmed.
We depend on the investment expertise, skill and network of business contacts of the senior personnel of our Adviser. Our Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Key personnel of our Adviser have departed in the past and current key personnel could depart at any time. Our Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of Investment Professionals in adequate number and of adequate sophistication to match the corresponding flow of transactions. The departure of key personnel or of a significant number of the Investment Professionals or partners of our Adviser could have a material adverse effect on our ability to achieve our investment objective. Our Adviser may need to hire, train, supervise and manage new Investment Professionals to participate in our investment selection and monitoring process and may not be able to find Investment Professionals in a timely manner or at all.
In addition, our Adviser may resign on 60 days’ notice. If we are unable to quickly find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, our operations are likely to experience a disruption and our ability to achieve our investment objective and pay distributions would likely be materially and adversely affected.
Our business model depends to a significant extent upon strong referral relationships, and the inability of the personnel associated with our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
We expect that personnel associated with our Adviser will maintain and develop their relationships with intermediaries, banks and other sources, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If these individuals fail to maintain their existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow or maintain our investment portfolio. In addition, individuals with whom the personnel associated with our Adviser have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us. The failure of the personnel associated with our Adviser to maintain existing relationships, grow new relationships, or for those relationships to generate investment opportunities could have an adverse effect on our business, financial condition and results of operations.
The Adviser may be incentivized to make investments that are risky or speculative in order to enhance our performance.
The fact that the incentive fee is based on our performance may create an incentive for the Adviser to make investments on our behalf that are riskier or more speculative than would be the case in the absence of the incentive fee. The way in which the incentive fee is determined may encourage the Adviser to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase our likelihood of default, which would disfavor shareholders, and could result in higher investment losses, particularly during economic downturns.
In addition, the portion of the incentive fee based on
Pre-Incentive
Fee Net Investment Income and payable to the Adviser will be computed and paid on income that may include interest income that has been accrued but not yet received in cash, such as OID interest, debt instruments with PIK interest and zero coupon securities and obligations. As a result, for any calendar quarter, the incentive fee attributable to
Pre-Incentive
Fee Net Investment Income that is paid to the Adviser may be calculated on the basis of an amount that is greater than the amount of net investment income actually received by the Fund for such calendar quarter. This fee structure may be considered to involve a conflict of interest for the Adviser to the extent that it may encourage the Adviser to favor debt financings that provide for deferred interest, rather than current cash payments of interest. The Adviser may have an incentive for us to invest in deferred interest securities or obligations in circumstances where it would not have done so but for the opportunity to continue to earn the Investment Income incentive fee even when the issuers of the deferred interest securities or obligations would not be able to make actual cash payments on such securities and obligations. Moreover, certain of the types of investments within our investment objective, such as PIK “toggle” debt, may result in a PIK election, which may have the simultaneous effect of increasing the assets under management, thereby increasing the management fee and increasing investment income, thus increasing the incentive fee.
This risk could be increased because the Adviser is not obligated to reimburse the Fund for any distributions of incentive fees previously received even if the Fund subsequently incurs losses or never receives, in cash, the deferred income that was previously accrued. Thus, while the shareholders will share in both the risks and rewards of investing in such instruments, the Adviser will not share in such risks.
In the event that losses are allocated to the Fund for a given annual period, the Adviser is not required to reduce the incentive fee credited for prior annual periods. Shareholders should also be aware that a rise in the general level of interest rates can generally be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for the hurdle rate to be met or exceeded and may result in a substantial increase of the amount of incentive fee payable to the Adviser with respect to the Investment Income incentive fee without a corresponding increase in performance relative to the market as a whole.
No index will be used as a comparative measure of investment performance as a basis for calculating the incentive fee.
We have and may in the future be required to pay the Adviser the incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter.
The Adviser will be entitled to the incentive fee for each fiscal quarter in an amount equal to a percentage of the excess of
Pre-Incentive
Fee Net Investment Income for that quarter above a threshold return for that quarter. For these purposes, the
Pre-Incentive
Fee Net Investment Income excludes realized capital gains, realized capital losses, unrealized capital appreciation and unrealized capital depreciation that we may incur in the fiscal quarter, even if such capital losses result in a net loss for the Fund for that quarter. Thus, we have and may in the future be required to pay the Adviser the incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter. If we pay an incentive fee of 12.5% of realized capital gains (net of all realized capital losses on a cumulative basis and unrealized capital depreciation), and thereafter experiences additional realized capital losses or unrealized capital depreciation, we will not be able to recover any portion of the incentive fee previously paid.
The Adviser may be incentivized to increase our NAV by purchasing assets with borrowed amounts.
The management fee is based on our NAV, including assets purchased with borrowed amounts. The Adviser may, therefore, be incentivized to increase such borrowing to increase the management fee. Under certain circumstances, the use of increased leverage may increase the likelihood of default, which would disfavor shareholders.
There may be conflicts of interest related to obligations that the Adviser’s senior management and investment team have to Other Oaktree Funds.
Actual and potential conflicts between the Adviser and its affiliates, on one hand, and us and our portfolio companies, on the other hand, are expected to occur. Oaktree manages the Other Oaktree Funds, which present the possibility of overlapping investments, and thus may raise actual, or potential conflicts of interest. In particular, on the risk/reward spectrum, we sit between Oaktree’s High Yield Bond and Senior Loan and the Distressed Debt Strategies. Many of the investments targeted by us may be appropriate for these Other Oaktree Funds but for the expected yield at the time of investment, so in retrospect or at different points in the market cycle, investments that were made by the Fund may seem more appropriate for an Other Oaktree Fund, and vice versa. Shareholders will have no ability to challenge such allocation so long as it was made in good faith in accordance with the procedures discussed in “Investment Objective and Strategies—Allocation of Investment Opportunities”. Such procedures give Oaktree broad authority to allocate investment opportunities, notwithstanding the potential conflicts of interest that may exist. For example, economic and liquidity provisions may differ significantly between the Fund and the Other Oaktree Funds, creating an economic incentive for Oaktree to allocate investments that may be appropriate for a lower fee or more liquid strategy to a higher fee or less liquid strategy.
In addition, there are potential conflicts of interests between the interests of us and our shareholders, on the one hand, and the business interests of Oaktree, on the other hand. Potential conflicts of interests include, but are not limited to, the fact that Oaktree serves as our investment adviser. If any matter arises that Oaktree determines in its good faith judgment constitutes an actual conflict of interest, Oaktree may take such actions as may be necessary or appropriate to prevent or reduce the conflict.
Our executive officers and trustees, and certain members of the Adviser, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of investment funds managed by the Adviser’s affiliates. For example, the Adviser presently serves as the investment adviser to Oaktree Specialty Lending Corporation (“OCSL”), a publicly traded BDC, and Oaktree Gardens OLP, LLC (“OLPG”), a private BDC. OCSL is a part of Oaktree’s Strategic Credit and U.S. Private Debt strategies. OCSL and OLPG invest in debt and debt-like instruments similar to those we target for investment. Therefore, there may be certain investment opportunities that satisfy our investment criteria and that of OCSL and OLPG, as well as private investment funds and accounts advised or sub-advised
by the Adviser or its affiliates. OCSL and OLPG each operate as distinct and separate entities, and any investment in the Common Shares will not be an investment in OCSL and OLPG. In addition, all of our executive officers serve in substantially similar capacities for OCSL and OLPG. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our best interests or the shareholders. For example, the personnel of the Adviser may face conflicts of interest in the allocation of investment opportunities. Oaktree has investment allocation guidelines that govern the allocation of investment opportunities among the investment funds and accounts managed or sub-advised
by the Adviser and its affiliates. To the extent an investment opportunity is appropriate for the Fund, OLPG or OCSL or any other investment fund or account managed or sub-advised
by the Adviser or its affiliates, the Adviser will adhere to its investment allocation guidelines in order to determine a fair and equitable allocation.
In addition, in the event Oaktree forms one or more feeder vehicles to facilitate indirect investments in the Fund by certain investors, there are potential conflicts of interest between the interests of any such feeder vehicles and investors therein, on the one hand, and the business interests of Oaktree, on the other hand. Potential conflicts of interest may include, but are not limited to, the fact that one or more Oaktree affiliates will be the general partner, manager or managing member of any such feeder vehicle. If any matter arises that Oaktree determines in its good faith judgment constitutes an actual conflict of interest, Oaktree may take such actions as may be necessary or appropriate to prevent or reduce the conflict, subject to the limitations of the Investment Company Act.
Pursuant to the Investment Advisory Agreement, our Adviser’s liability is limited and we are required to indemnify our Adviser against certain liabilities. This may lead our Adviser to act in a riskier manner in performing its duties and obligations under the Investment Advisory Agreement than it would if it were acting for its own account, and creates a potential conflict of interest.
In addition, we may make investments in different parts of the capital structure of companies in which Other Oaktree Funds already hold an investment. Generally speaking, the Adviser expects that we will make such investments only when, at the time of investment, the Adviser believes that (a) such investment is in our best interests and (b)(i) the possibility of actual adversity between us, on the one hand, and the Other Oaktree Fund, on the other, is remote, (ii) either the potential investment by us or the investment of such Other Oaktree Fund is not large enough to control any actions taken by the collective holders of securities of such company or asset or (iii) in light of the particular circumstances, Oaktree determines in its discretion and in good faith that such investment is appropriate for the Fund, notwithstanding the potential for conflict. If any conflict were to arise, however, the Adviser will be permitted to take certain actions that, in the absence of such conflict, it would not take, such as causing the Fund to remain passive, investing in the same class of securities to align interests, divesting investments or taking other actions to reduce adversity, which may have the effect of benefiting certain Other Oaktree Funds, and not the Fund. Given that we generally intend to invest higher in the capital structure, it is likely we will remain passive in the event of a conflict, meaning that we must rely on other investors holding the same types of securities or obligations to advocate on behalf of our class. The Adviser will have no obligation to advise these other holders of any potential claims they may have of which The Adviser may be aware or to consider their interests when advocating on behalf of the Other Oaktree Funds that hold investments in lower parts of the capital structure.
Pursuant to the Administration Agreement, the Administrator furnishes us with the facilities, including our principal executive office, and administrative services necessary to conduct our day-to-day
operations. We pay the Administrator its allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including, without limitation a portion of the rent at market rates and the compensation of our Chief Financial Officer, Chief Compliance Officer, their respective staffs and other non-Investment
Professionals at Oaktree that perform duties for us. This arrangement creates conflicts of interest that our Board of Trustees must monitor.
Oaktree’s existing relationships may influence any decision by the Adviser to undertake investments on our behalf.
Oaktree has long-term relationships with a significant number of companies and their respective senior management. Oaktree also has relationships with numerous investors, including institutional investors and their senior management. The existence and development of these relationships may influence whether or not the Adviser undertakes a particular investment on our behalf and, if so, the form and level of such investment. Similarly, the Adviser may take the existence and development of such relationships into consideration in its management of the Fund and our investments. Without limiting the generality of the foregoing, there may, for example, be certain strategies involving the management or realization of particular investments that the Adviser will not employ on our behalf in light of these relationships.
Other services provided by broker-dealers and financing sources to Oaktree may influence the Adviser’s selection of these service providers on behalf of the Fund.
Conflicts of interest may exist with respect to the Adviser’s selection of brokers, dealers and transaction agents and counterparties (collectively, “Broker-Dealers”) and financing sources for the execution of transactions by the Fund. When engaging the services of Broker-Dealers and financing sources, the Adviser may, subject to best execution, take into consideration a variety of factors, including, to the extent applicable, the ability to achieve prompt and reliable execution, competitive pricing, transaction costs, operational efficiency with which transactions are effected, access to deal flow and precedent transactions, and the financial stability and reputation of the particular Broker-Dealer, as well as other factors that the Adviser deems appropriate to consider under the circumstances. Broker-Dealers and financing sources may provide other services that are beneficial to the Adviser, Oaktree and their affiliates but that are not necessarily beneficial to the Fund, including capital introductions, other marketing assistance, client and personnel referrals, consulting services and research-related services. These other services and items may influence the Adviser’s selection of Broker-Dealers and financing sources.

Oaktree currently manages and will continue to raise additional investment vehicles that may have a substantially similar investment focus as us.
Within Oaktree’s Direct Lending strategy, Oaktree currently manages and will continue to raise additional separately managed accounts, private commingled funds and private or public BDCs. Each of these BDCs, funds and accounts may have a substantially similar investment focus as the Fund, although some may invest a larger percentage, as compared to the Fund, of its total assets or total capital commitments, whichever is greater, in any one issuer or consolidated issuer group, some may not originate loans to U.S. borrowers, and some will not invest in any investment that is categorized as a Level 3 asset under GAAP at the time of acquisition. Oaktree has formed Oaktree Direct Lending Evergreen Fund, L.P., Oaktree Direct Lending Evergreen Acquisition Fund, L.P., Oaktree Lending Partners (Unlevered), SCSp, Oaktree Lending Partners (Unlevered), L.P. and Oaktree Lending Partners, L.P. which co-invest
with us and may form one or more additional parallel funds and/or separate accounts that will co-invest
with us. In addition, Oaktree may also form parallel funds alongside any of such funds and accounts and may raise other funds and accounts within the Direct Lending strategy in the future. All of such funds and accounts, whether now existing or subsequently created, are referred to herein collectively as the “Related Direct Lending Funds.”
The Adviser intends to allocate investment opportunities among the Fund and the Related Direct Lending Funds in accordance with the procedures discussed in “Investment Objective and Strategies—Allocation of Investment Opportunities”. However, the fee structures and other terms among the Fund and the Related Direct Lending Funds are different, and the Adviser may, therefore, have an incentive to allocate certain opportunities to such funds and accounts for which Oaktree or the general partners of such funds or accounts will receive greater fees, which may result in more attractive but riskier or less liquid opportunities being weighted to a particular fund or account.
While Oaktree does not intend to accept more capital into its Direct Lending strategy than it believes it can prudently invest at the time, the Direct Lending strategy has expanded and is continuing to expand significantly, and the investment process may be burdened by the number of new funds and accounts within the strategy. We have to share the attention of the Investment Professionals with the Related Direct Lending Funds, which could result in the Investment Professionals focusing more on funds and accounts that have more investor capital or that require greater administrative attention.
We may not receive investment opportunities that are allocated to other investment vehicles managed or sponsored by the Adviser.
We and certain of our controlled affiliates are prohibited under the Investment Company Act from knowingly participating in certain transactions with upstream affiliates, or with the Adviser and its affiliates, without the prior approval of independent trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is an upstream affiliate for purposes of the Investment Company Act, and we are generally prohibited from buying or selling any security (other than our securities) from or to such affiliate, absent the prior approval of independent trustees. The Investment Company Act also prohibits “joint” transactions with an upstream affiliate, or the Adviser or its affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of independent trustees. In addition, we and certain of our controlled affiliates are prohibited from buying or selling any security from or to, or entering into joint transactions with, the Adviser and its affiliates, or any person who owns more than 25% of our voting securities or is otherwise deemed to control, be controlled by, or be under common control with the Fund, absent the prior approval of the SEC through an exemptive order (other than in certain limited situations pursuant to current regulatory guidance as described below). The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing.
As a BDC, we are required to comply with certain regulatory requirements. For example, we are not generally permitted to invest in any portfolio company in which an Other Oaktree Fund or any of its downstream affiliates

(other than us and our downstream affiliates) currently has an investment, or to make any co-investments
with the Adviser or its affiliates, including any Other Oaktree Funds or any of its downstream affiliates (other than us and our downstream affiliates), without exemptive relief from the SEC, subject to certain exceptions.
On November 14, 2025, OCM received the Exemptive Relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is OCM or an investment adviser controlling, controlled by or under common control with OCM, to participate in negotiated co-investment
transactions where doing so is consistent with regulatory requirements and other pertinent factors, and pursuant to the conditions thereof. Oaktree operates under a new form of Exemptive Relief that adopts a more flexible requirement that allocations be “fair and equitable” to us and that the Adviser consider the interests of us in allocations and which minimizes certain board approval requirements from the prior form of relief. Under the Exemptive Relief, the terms, conditions, price, class of securities to be purchased in respect of a particular investment, the date on which such investment is to be made and any registration rights applicable thereto, must be generally the same for us and each other participating Other Oaktree Fund. The requirements of the Exemptive Relief (including any requirements for board approval thereunder), as well as other regulatory requirements associated with us and other BDCs and interval funds managed by Oaktree, potentially will impact the investment allocations among other participating Accounts (including, for the avoidance of doubt, us) or otherwise impact allocation results. Any changes to the Exemptive Relief or the rules and other guidance promulgated by the SEC and its Staff under the Investment Company Act could impact allocations made available to us and thereby affect (and potentially decrease) the allocation made to the Fund or otherwise impact the process for allocations in transactions in which we participate.
Although the Adviser will endeavor to allocate investment opportunities in a fair and equitable manner, we and the shareholders could be adversely affected to the extent investment opportunities are allocated to other investment vehicles managed or sponsored by, or affiliated with, our executive officers, trustees and members of the Adviser. We might not participate in each individual opportunity but will, on an overall basis, be entitled to participate equitably with other entities managed by the Adviser and its affiliates. The Adviser seeks to treat all clients fairly and equitably over time such that none receives preferential treatment vis-à-vis
the others over time, in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain funds or accounts receive allocations where others do not.
The Adviser may offer other investors the opportunity to participate in investments side by side with the Fund.
The Adviser may in its sole discretion offer strategic and other investors the opportunity to participate in one or more Fund investments on a side-by-side
basis, subject to the Investment Allocation Considerations described in “Investment Objective and Strategies—Allocation of Investment Opportunities”. The terms of any such investment opportunity will be determined by the Adviser, including any management fee or incentive fee charged in connection therewith, and may vary with respect to any such investment opportunity. In addition, Oaktree and the investment team currently manage, and in the future are expected to manage additional assets for one or more advisory clients through a separate account or similar arrangement employing an investment strategy investing in parallel with, or similar to, our strategy. Such arrangements potentially will afford those clients different terms than us. Advisory clients that have been granted additional access to portfolio information or enhanced transparency may be able to make investment decisions based on information and at times not generally available to other investors, including shareholders. Any such investment decisions made by these advisory clients on the basis of such information, including any substantial withdrawals or redemptions, could adversely affect the market value of our portfolio and therefore our net asset value and net asset value per share.
Portfolio companies of Other Oaktree Funds may compete with our portfolio companies.
Portfolio companies of Other Oaktree Funds may engage in, or may in the future engage in, a broad range of business activities and may invest in, or transact with, companies whose operations may be substantially similar to and/or competitive with the portfolio companies in which we may invest. The performance and operation of such other businesses and investments could conflict with and adversely affect the performance and operation of our portfolio companies, and may adversely affect the prices and availability of business opportunities or transactions available to such portfolio companies and the Fund.
In addition, the activities of portfolio companies of Other Oaktree Funds can have an effect on the existing investments of and/or investment opportunities available to the Fund. For example, any such investment could result in antitrust complexities for the Fund, or any such investment in a particular industry could limit our ability to pursue other opportunities within the same or related industries. Furthermore, the activities of such portfolio companies of Other Oaktree Funds have the ability to subject us and/or our portfolio companies and/or issuers to laws, rules and/or regulations of U.S., European and/or any other jurisdictions, in each case, that would not otherwise be applicable to us or our portfolio companies or issuers. Compliance with such laws, rules and regulations may place material burdens and/or limitations on, and may give rise to material costs borne by, us and/or our portfolio companies and/or issuers (including payment of back-taxes and penalties and compliance with additional reporting obligations), any or all of which may have a material adverse effect on our activities and operations.
Oaktree personnel will work on matters related to Other Oaktree Funds.
The Adviser and its affiliates devote such time as they deem necessary to conduct the business affairs of the Fund in an appropriate manner. However, Oaktree personnel work on matters related to Other Oaktree Funds and other Oaktree managed strategies, including providing transaction-related, legal, management and other services to Other Oaktree Funds and portfolio companies. Conflicts may arise in the allocation of personnel among us and such other funds and strategies. As a result, Oaktree personnel will work on other projects, and conflicts may therefore arise in the allocation of personnel among us and such other projects. For example, certain members of the Investment Team are contractually required to, and will, devote substantial portions of their business time to the management and operation of the Other Oaktree Funds.
We may realize different investment returns than Other Oaktree Funds.
We and Other Oaktree Funds have the potential to make investments at different times and/or on different terms or exit any of such investments at different times and/or on different terms compared to such investment made on behalf of us. In addition, we likely will not invest through the same investment vehicles, have the same access to credit or employ the same hedging or investment strategies as such Other Oaktree Funds. This likely will result in differences in prices, investment terms, leverage and associated costs between us and any Other Oaktree Funds. Therefore, we may realize different investment returns than such Other Oaktree Funds, with respect to any investment made alongside some or all of such entities.
Oaktree shall have sole discretion in determining what investments we will be offered to pursue. As a result, there is no guarantee that we will be offered the opportunity to invest in any particular investments or type of investments alongside any Other Oaktree Funds. The terms, conditions and the time of investment and disposition of investments held by us may be materially different from those of any such Other Oaktree Funds.
There may be trademark risk, as we do not own the Oaktree name.
We do not own the Oaktree name, but we are permitted to use it as part of our corporate name pursuant to the Investment Advisory Agreement. Use of the name by other parties or the termination of the Investment Advisory Agreement may harm our business.

Federal Income Tax Risk
s
We will be subject to corporate-level income tax if we are unable to continue to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.
To obtain and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and asset diversification requirements. If we do not continue to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.
We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.
Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Some of our investments may be subject to corporate-level income tax.
We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
Our portfolio investments may present special tax issues.
The Fund invests in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

Legislative or regulatory tax changes could adversely affect investors.
At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.
General Risk Factors
General economic and market conditions could materially affect the success of our activities and investments.
Any disruptions in the capital markets may increase the spread between the yields realized on risk-free and higher risk securities and can result in illiquidity in parts of the capital markets, significant write-offs in the financial sector and re-pricing
of credit risk in the broadly syndicated market. These and any other unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Significant changes in the capital markets have limited and could continue to limit our investment originations, limit our ability to grow and have a material negative impact on our and our portfolio companies’ operating results and the fair values of our debt and equity investments. More recently, the fair value of our investments was adversely affected by increasing market yields.
Many factors affect the appeal and availability of investments in companies and the securities and obligations that are our focus. The success of our activities could be materially adversely affected by general economic and market conditions, such as interest rates, availability of credit, credit defaults, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation of our investments), trade barriers and currency exchange controls, and national and international political, environmental and socioeconomic circumstances (including wars, terrorist acts or security operations) in respect of the countries in which we may invest, as well as by numerous other factors outside the control of the Adviser or its affiliates. These factors may affect the level and volatility of securities prices and the liquidity of our investments, which could impair our profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. These events could limit our investment originations, limit our ability to grow or negatively impact our operating results.
Oaktree’s financial condition may be adversely affected by a significant general economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on Oaktree’s business and operations, which includes the Adviser, and thereby could impact the Fund. Moreover, a recession, slowdown and/or sustained downturn in the U.S. or global economy (or any particular segment thereof) or weakening of credit markets will adversely affect our profitability, impede the ability of our portfolio companies to perform under or refinance their existing obligations, and impair our ability to effectively exit investments on favorable terms. Any of the foregoing events could result in substantial or total losses to us in respect of certain investments, which losses could be exacerbated by the presence of leverage in a particular portfolio company’s capital structure.
In addition, economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could adversely affect global economic conditions and world markets and, in turn, could adversely affect our performance. The economies of particular individual emerging markets countries may differ favorably or unfavorably from one another in such respects as growth of gross domestic product, rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency and balance of payments position. Governments of many emerging markets countries have exercised and continue to exercise substantial influence over many aspects of the private sector, including owning or controlling such countries’ large companies.

Economic recessions or downturns may have a material adverse effect on our business, financial condition and results of operations, and could impair the ability of our portfolio companies to repay debt or pay interest.
Economic recessions or downturns may result in a prolonged period of market illiquidity which could have a material adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also have and could further increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results. In addition, uncertainty with regard to economic recovery from recessions or downturns could also have a negative impact on our business, financial condition and results of operations.
When recessionary conditions exist, the financial results of middle-market companies, like those in which we invest, typically experience deterioration, which could ultimately lead to difficulty in meeting debt service requirements and an increase in defaults. Additionally, there can be reduced demand for certain of our portfolio companies’ products and services and/or other economic consequences, such as decreased margins or extended payment terms. Further, adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments. Such conditions may require us to modify the payment terms of our investments, including changes in PIK interest provisions and/or cash interest rates. The performance of certain of our portfolio companies has been, and in the future may be, negatively impacted by these economic or other conditions, which may result in our receipt of reduced interest income from our portfolio companies and/or realized and unrealized losses related to our investments, and, in turn, may adversely affect distributable income and have a material adverse effect on our results of operations.
Global economic, political and market conditions, including downgrades of the U.S. credit rating, may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.
The current global financial market situation, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets and may cause economic uncertainties or deterioration in the U.S. and worldwide. The impact of downgrades by rating agencies to the U.S. government’s sovereign credit rating or its perceived creditworthiness as well as actual or potential government shutdowns and uncertainty surrounding transfers of power could adversely affect the U.S. and global financial markets and economic conditions. Several European Union countries have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. In addition, the fiscal policy of large foreign nations, may have a severe impact on the worldwide and U.S. financial markets. Additionally, trade wars and volatility in the U.S. repo market, the U.S. high yield bond markets, the global stock markets and global markets for commodities may affect other financial markets worldwide. In addition, while governments worldwide have used stimulus measures recently to reduce volatility in the financial markets, volatility has returned as such measures are phased out, and the long-term impacts of such stimulus on fiscal policy and inflation remain unknown. We cannot predict the effects of these or similar events in the future on the U.S. and global economies and securities markets or on our investments. We monitor developments in economic, political and market conditions and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

USE OF PROCEEDS
We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into and (3) fund repurchases under our share repurchase program. Generally, our policy will be to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering. For additional information on our debt obligations, see “Note 6, Borrowings” to our consolidated financial statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” also included in this prospectus.
We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, and in any event generally within 60 days of each subscription closing. However, depending on market conditions and other factors, including the availability of investments that meet our investment objective, we may be unable to invest such proceeds within the time period we anticipate. Pending such investment, we may have a greater allocation to syndicated loans or other liquid investments than we otherwise would or we may make investments in cash or cash equivalents (such as U.S. government securities or certain high quality debt instruments).
As of September 30, 2025, we have issued and sold 147,143,217 Class I shares for an aggregate purchase price of $3,460.1 million of which $100.0 million was purchased by an affiliate of the Adviser, 55,729,694 Class S shares for an aggregate purchase price of $1,309.9 million, 170,612 Class D shares for an aggregate purchase price of $4.0 million, and 52,731 Class T shares for an aggregate purchase price of $1.2 million. In addition, as of September 30, 2025, we have issued 3,565,727 Class I shares, 4,437,234 Class S shares and 7,128 Class D shares pursuant to our distribution reinvestment plan.
We estimate that we will incur approximately $10.24 million of offering expenses (excluding the shareholder servicing and/or distribution fee) in connection with this offering, or approximately 0.20% of the gross proceeds, assuming maximum gross proceeds of $5,000,000,000.
The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the maximum primary offering amount of $5,000,000,000. The tables assume that 1/4 of our gross offering proceeds are from the sale of Class T shares, Class S shares, Class D shares and Class I shares, respectively. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.
The following table presents information regarding the use of proceeds raised in this offering with respect to Class T shares.

	Maximum Offering of $1,250,000 in Class T Shares
Gross Proceeds(1)	$1,250,000,000	100%
Upfront Sales Load(2)	$43,750,000	3.50%
Offering Expenses(3)	$2,500,000	0.20%
Net Proceeds Available for Investment	$1,203,750,000	96.30%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Maximum Offering of $1,250,000,000 in Class S Shares
Gross Proceeds(1)	$1,250,000,000	100%
Upfront Sales Load(2)	$—	—%
Offering Expenses(3)	$2,500,000	0.20%
Net Proceeds Available for Investment	$1,247,500,000	99.80%
The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Maximum Offering of $1,250,000,000 in Class D Shares
Gross Proceeds(1)	$1,250,000,000	100%
Upfront Sales Load(2)	$—	—%
Offering Expenses(3)	$2,500,000	0.20%
Net Proceeds Available for Investment	$1,247,500,000	99.80%
The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Offering of $1,250,000,000 in Class I Shares
Gross Proceeds(1)	$1,250,000,000	100%
Upfront Sales Load(2)	$—	—%
Offering Expenses(3)	$2,500,000	0.20%
Net Proceeds Available for Investment	$1,247,500,000	99.80%

(1)
We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)
No upfront sales load will be paid to the Fund or the Distribution Manager with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. In the case of Class T shares, such shares will be sold at NAV per share for such class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and reallowed (paid) by the Distribution Manager to participating brokers. For Class T shares, the 3.5% of NAV upfront sales load may include up to a maximum of 1.50% of NAV payable as a dealer fee, in which case a maximum of 2.00% of NAV would be payable as a selling commission. To the extent the dealer fee applicable to a sale of Class T shares is lower than 1.50%, the maximum amount payable as a selling commission would be correspondingly higher, subject to the total maximum upfront sales load of 3.50%. Selling agents will not charge such fees on Class I shares.

We will pay the following shareholder servicing and/or distribution fees to the Distribution Manager, subject to FINRA limitations on underwriting compensation: (a) for Class T shares and Class S shares only, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class T shares and Class S shares, respectively, and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The Distribution Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services. The Fund also may pay for these sub-transfer
agency,
sub-accounting
and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. The total amount that will be paid over time for shareholder servicing and/or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. We will cease paying the shareholder servicing and/or distribution fee on the Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Distribution Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Distribution Manager and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class T shares, Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the applicable Class T shares, Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class T shares, Class S or Class D shares. See “Plan of Distribution.”
(3)
The offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organization and offering expenses we may incur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
The information contained in this section should be read in conjunction with “Financial Highlights” and our financial statements and related notes appearing elsewhere or incorporated in this prospectus. This discussion contains forward-looking statements, which relate to future events or the future performance or financial condition of Oaktree Strategic Credit Fund and involves numerous risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of uncertainties, risks and assumptions associated with these statements. All amounts are shown in thousands, except share and per share amounts, percentages and as otherwise indicated.
Business Overview
We are a Delaware statutory trust formed on November 24, 2021 and are structured as a non-diversified,
closed-end
management investment company. On February 3, 2022, we elected to be regulated as a BDC under the Investment Company Act. We have elected to be treated, and intend to qualify annually to be treated as a RIC under the Code. Effective as of February 3, 2022, we are externally managed by the Adviser pursuant to the Investment Advisory Agreement, between us and the Adviser. The Adviser is a subsidiary of BOH. In 2019, Brookfield acquired a majority economic interest in BOH. BOH operates as an independent business within Brookfield, with its own product offerings and investment, marketing and support teams.
Our investment objective is to generate stable current income and long-term capital appreciation. We seek to meet our investment objective by primarily investing in private debt opportunities, including first lien loans (which may include “unitranche” loans and “last out” first lien loans, which are loans that are second priority behind “first out” first lien loans), second lien loans, unsecured and mezzanine loans, bonds and preferred equity, as well as certain equity co-investments.
We have the authority to issue an unlimited number of Common Shares. We are offering on a best efforts, continuous basis up to $5.0 billion aggregate offering price of Common Shares (the “Maximum Offering Amount”) pursuant to this prospectus. We are authorized to offer to sell any combination of four classes of Common Shares: Class T shares, Class S shares, Class D shares and Class I shares with a dollar value up to the Maximum Offering Amount. The share classes have different ongoing distribution and/or shareholder servicing fees.
As of September 30, 2025, we have issued and sold 147,143,217 Class I shares for an aggregate purchase price of $3,460.1 million of which $100.0 million was purchased by an affiliate of the Adviser, 55,729,694 Class S shares for an aggregate purchase price of $1,309.9 million, 170,612 Class D shares for an aggregate purchase price of $4.0 million and 52,731 Class T shares for an aggregate purchase price of $1.2 million.
Business Environment and Developments
Global financial markets have experienced an increase in volatility over the last few years amid higher inflation, elevated interest rates, tariffs and concern over a potential slowdown in economic activity. As inflation pressures have eased in recent months, the Federal Reserve has relaxed its monetary policies and cut the federal funds rate to support the broader economy. However, various macroeconomic headwinds remain, including current geopolitical conflicts, signs of an economic slowdown outside the United States and threats of tariffs and a trade war. These uncertainties can ultimately impact the overall supply and demand of the market through changing spreads, deal terms and structures and equity purchase price multiples.
We are unable to predict the full effects of these macroeconomic events or how they might evolve. We continue to closely monitor the impact these events have on our business, industry and portfolio companies and will provide constructive solutions where necessary.

Against this backdrop, we believe attractive risk-adjusted returns can be achieved by making loans to companies in the middle market. Given the breadth of the investment platform and decades of credit investing experience of Oaktree and its affiliates, we believe that we have the resources and experience to source, diligence and structure investments in these companies.
Critical Accounting Estimates
Fair Value Measurements
Our Adviser, as the valuation designee of our Board pursuant to Rule
2a-5
under the Investment Company Act, determines the fair value of our assets, including unfunded commitments, on at least a quarterly basis in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. ASC 820 prioritizes the use of observable market prices over entity-specific inputs. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.
Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

•	Level 1—Unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

•
Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.

•
Level 3—Unobservable inputs that reflect the Adviser’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

If inputs used to measure fair value fall into different levels of the fair value hierarchy, an investment’s level is based on the lowest level of input that is significant to the fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. This includes investment securities that are valued using “bid” and “ask” prices obtained from independent third party pricing services or directly from brokers. These investments may be classified as Level 3 because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities or may require adjustments for investment-specific factors or restrictions.
Financial instruments with readily available quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value. As such, the Adviser obtains and analyzes readily available market quotations provided by pricing vendors and brokers for all of our investments for which quotations are available. In determining the fair value of a particular investment, pricing vendors and brokers use observable market information, including both binding and non-binding
indicative quotations.
The Adviser seeks to obtain at least two quotations for the subject or similar securities, typically from pricing vendors. If the Adviser is unable to obtain two quotes from pricing vendors, or if the prices obtained from pricing vendors are not within the Adviser’s set threshold, the Adviser seeks to obtain a quote directly from a broker making a market for the asset. The Adviser evaluates the quotations provided by pricing vendors and brokers based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated. Generally, the Adviser does not adjust any of the prices received from these sources. The Adviser also performs back-testing of valuation information obtained from pricing vendors and brokers against actual prices received in transactions. In addition to ongoing monitoring and back-testing, the Adviser performs due diligence procedures over pricing vendors to understand their methodology and controls to support their use in the valuation process.
If the quotations obtained from pricing vendors or brokers are determined not to be reliable or are not readily available, the Adviser values such investments using any of three different valuation techniques. The first valuation technique is the transaction precedent technique, which utilizes recent or expected future transactions of the investment to determine fair value, to the extent applicable. The second valuation technique is an analysis of the enterprise value (“EV”) of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The EV analysis is typically performed to determine (i) the value of equity investments, (ii) whether there is credit impairment for debt investments and (iii) the value for debt investments that we are deemed to control under the Investment Company Act. To estimate the EV of a portfolio company, the Adviser analyzes various factors, including the portfolio company’s historical and projected financial results, macroeconomic impacts on the company and competitive dynamics in the company’s industry. The Adviser also utilizes some or all of the following information based on the individual circumstances of the portfolio company: (i) valuations of comparable public companies, (ii) recent sales of private and public comparable companies in similar industries or having similar business or earnings characteristics, (iii) purchase prices as a multiple of their earnings or cash flow, (iv) the portfolio company’s ability to meet its forecasts and its business prospects, (v) a discounted cash flow analysis, (vi) estimated liquidation or collateral value of the portfolio company’s assets and (vii) offers from third parties to buy the portfolio company. The Adviser may probability weight potential sale outcomes with respect to a portfolio company when uncertainty exists as of the valuation date. The third valuation technique is a market yield technique, which is typically performed for non-credit
impaired debt investments. In the market yield technique, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk, and the Adviser considers the current contractual interest rate, the capital structure and other terms of the investment relative to our risk and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by us are substantially illiquid with no active transaction market, the Adviser depends on primary market data, including newly funded transactions and industry specific market movements, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.
The Adviser estimates the fair value of certain privately held warrants using a Black Scholes pricing model, which includes an analysis of various factors and subjective assumptions, including the current stock price (by using an EV analysis as described above), the expected period until exercise, expected volatility of the underlying stock price, expected dividends and the risk free rate. Changes in the subjective input assumptions can materially affect the fair value estimates.
The fair value of our investments as of September 30, 2025 and September 30, 2024 was determined by the Adviser, as the Board of Trustee’s valuation designee. We have and will continue to engage independent valuation firms each quarter to provide assistance regarding the determination of the fair value of a portion of our portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment.
Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, Oaktree’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to these uncertainties, Oaktree’s fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.
When we determine our net asset value as of the last day of a month that is not also the last day of a calendar quarter, we update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, pursuant to our valuation policy, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation or, in the case of securities acquired after such date, cost, unless, in either case, the Adviser determines that since the most recent quarter end or the date of acquisition for securities acquired after quarter end, as the case may be, a significant observable change has occurred with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Adviser determines such a change has occurred with respect to one or more investments, the Adviser will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with our valuation policy. Additionally, the Adviser may otherwise determine to update the most recent quarter end valuation of an investment without reliable market quotations that the Adviser considers to be material to us using a range of values from an independent valuation firm.
As of September 30, 2025, we held $6,899.0 million of investments at fair value, up from $4,576.2 million held at September 30, 2024, primarily driven by new originations funded primarily by cash proceeds from our continuous offering and an increase in borrowings.
Revenue Recognition
We generate revenues in the form of interest income on debt investments and, to a lesser extent, capital gains and distributions, if any, on equity securities that we may acquire in portfolio companies. Some of our investments provide for deferred interest payments or PIK interest income. The principal amount of the debt investments and any accrued but unpaid interest generally becomes due at the maturity date.
Interest Income
Interest income, adjusted for accretion of OID, is recorded on an accrual basis to the extent that such amounts are expected to be collected. We stop accruing interest on investments when it is determined that interest is no longer collectible. Investments that are expected to pay regularly scheduled interest in cash are generally placed on non-accrual
status when there is reasonable doubt that principal or interest cash payments will be collected. Cash interest payments received on investments may be recognized as income or a return of capital depending upon management’s judgment. A non-accrual
investment is restored to accrual status if past due principal and interest are paid in cash, and the portfolio company, in management’s judgment, is likely to continue timely payment of its remaining obligations. As of September 30, 2025, there was one investment on non-accrual
status that represented 0.2% and less than 0.1% of total debt investments at cost and fair value, respectively. As of September 30, 2024, there was one investment on non-accrual
status that represented 0.1% and 0.1% of total debt investments at cost and fair value, respectively.
In connection with our investment in a portfolio company, we sometimes receive nominal cost equity that is valued as part of the negotiation process with the portfolio company. When we receive nominal cost equity, we allocate our cost basis in the investment between debt securities and the nominal cost equity at the time of origination. Any resulting discount from recording the loan, or otherwise purchasing a security at a discount, is accreted into interest income over the life of the loan.

PIK Interest Income
Our investments in debt securities may contain PIK interest provisions. PIK interest, which generally represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. We generally cease accruing PIK interest if there is insufficient value to support the accrual or if we do not expect the portfolio company to be able to pay all principal and interest due. Our decision to cease accruing PIK interest on a loan or debt security involves subjective judgments and determinations based on available information about a particular portfolio company, including whether the portfolio company is current with respect to its payment of principal and interest on its loans and debt securities; financial statements and financial projections for the portfolio company; our assessment of the portfolio company’s business development success; information obtained by us in connection with periodic formal update interviews with the portfolio company’s management and, if appropriate, the private equity sponsor; and information about the general economic and market conditions in which the portfolio company operates. Our determination to cease accruing PIK interest is generally made well before our full write-down of a loan or debt security. In addition, if it is subsequently determined that we will not be able to collect any previously accrued PIK interest, the fair value of the loans or debt securities would be reduced by the amount of such previously accrued, but uncollectible, PIK interest. The accrual of PIK interest on our debt investments increases the recorded cost bases of these investments in our consolidated financial statements including for purposes of computing the capital gains incentive fee payable by us to the Adviser. To maintain our status as a RIC, certain income from PIK interest may be required to be distributed to our shareholders even though we have not yet collected the cash and may never do so.
Portfolio Composition
As of September 30, 2025, the fair value of our investment portfolio was $6,899.0 million and was composed of investments in 158 portfolio companies. As of September 30, 2024, the fair value of our investment portfolio was $4,576.2 million and was composed of investments in 180 portfolio companies.
As of September 30, 2025 and September 30, 2024, our investment portfolio consisted of the following:

	September 30, 2025	September 30, 2024
Cost:
Senior Secured Debt	93.45%	89.12%
Subordinated Debt	6.17%	10.33%
Preferred Equity	0.21%	0.27%
Common Equity and Warrants	0.17%	0.28%

Total	100.00%	100.00%

	September 30, 2025	September 30, 2024
Fair Value:
Senior Secured Debt	93.32%	89.02%
Subordinated Debt	6.22%	10.40%
Preferred Equity	0.27%	0.31%
Common Equity and Warrants	0.19%	0.27%

Total	100.00%	100.00%

The table below describes investments by industry composition based on fair value as a percentage of total investments:

	September 30, 2025	September 30, 2024
Fair Value:
Application Software	15.57%	17.60%
Aerospace & Defense	6.42%	3.68%
Health Care Services	5.90%	4.38%
Pharmaceuticals	4.56%	2.78%
Life Sciences Tools & Services	4.53%	0.98%
Diversified Support Services	3.91%	4.80%
Interactive Media & Services	3.82%	3.73%
Specialized Finance	3.53%	1.28%
Systems Software	3.35%	4.70%
Health Care Equipment	3.25%	0.97%
Packaged Foods & Meats	3.24%	1.76%
Building Products	2.60%	—%
Specialized Consumer Services	2.57%	1.19%
Education Services	2.26%	2.73%
Health Care Supplies	2.23%	1.49%
Diversified Financial Services	2.15%	3.56%
Insurance Brokers	1.92%	2.48%
Health Care Technology	1.78%	2.87%
Construction & Engineering	1.47%	1.55%
Electrical Components & Equipment	1.40%	1.82%
Research & Consulting Services	1.29%	0.83%
Multi-Sector Holdings	1.25%	4.16%
Construction Machinery & Heavy Transportation Equipment	1.24%	1.36%
Drug Retail	1.22%	—%
Environmental & Facilities Services	1.19%	1.70%
Communications Equipment	1.18%	1.93%
Property & Casualty Insurance	1.13%	1.50%
Office Services & Supplies	1.04%	1.83%
Other Specialty Retail	1.03%	1.92%
Cable & Satellite	0.99%	0.46%
Real Estate Services	0.85%	—%
Industrial Machinery & Supplies & Components	0.84%	2.29%
Distributors	0.83%	0.64%
Soft Drinks & Non-alcoholic Beverages	0.82%	—%
Asset Management & Custody Banks	0.79%	1.36%
Air Freight & Logistics	0.75%	—%
Diversified Chemicals	0.73%	0.35%
Financial Exchanges & Data	0.69%	1.04%
Movies & Entertainment	0.67%	0.87%
Alternative Carriers	0.66%	—%
Trading Companies & Distributors	0.56%	1.84%

	September 30, 2025	September 30, 2024
Paper & Plastic Packaging Products & Materials	0.55%	1.24%
Food Distributors	0.54%	0.52%
Footwear	0.50%	—%
Wireless Telecommunication Services	0.40%	1.57%
Gold	0.32%	0.65%
Hotels, Resorts & Cruise Lines	0.29%	0.45%
Consumer Finance	0.29%	0.30%
Specialty Chemicals	0.25%	—%
Biotechnology	0.18%	0.27%
Metal, Glass & Plastic Containers	0.17%	0.55%
Real Estate Development	0.15%	0.55%
Health Care Distributors	0.15%	0.69%
Data Processing & Outsourced Services	—%	1.25%
Diversified Metals & Mining	—%	0.87%
Commodity Chemicals	—%	0.70%
Electronic Components	—%	0.63%
Health Care Facilities	—%	0.56%
Advertising	—%	0.31%
Passenger Airlines	—%	0.26%
Leisure Facilities	—%	0.20%

Total	100.00%	100.00%

The geographic composition of our portfolio is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business. The table below describes investments by geographic composition at fair value as a percentage of total investments:

	September 30, 2025	September 30, 2024
United States	82.89%	84.59%
United Kingdom	6.01%	6.24%
Sweden	4.54%	1.21%
Germany	2.69%	—%
Netherlands	1.68%	1.17%
Luxembourg	1.38%	1.95%
Canada	0.32%	1.51%
Costa Rica	0.24%	0.29%
Switzerland	0.15%	0.22%
Jamaica	0.07%	—%
Australia	0.03%	0.04%
Cayman Islands	—%	1.35%
India	—%	0.87%
France	—%	0.30%
Chile	—%	0.26%

Total	100.00%	100.00%

See the Schedule of Investments as of September 30, 2025 and September 30, 2024, in our consolidated financial statements included elsewhere in this prospectus for more information on these investments, including a list of companies and the type, cost and fair value of investments.

Discussion and Analysis of Results and Operations
Results of Operations
The principal measure of our financial performance is the net increase (decrease) in net assets resulting from operations, which includes net investment income, net realized gains (losses) and net unrealized appreciation (depreciation). Net investment income is the difference between our income from interest income and fee income and net expenses. Net realized gains (losses) on investments is the difference between the proceeds received from dispositions of portfolio investments and their stated costs. Net unrealized appreciation (depreciation) is the net change in the fair value of our investment portfolio during the reporting period, including the reversal of previously recorded unrealized appreciation (depreciation) when gains or losses are realized. The net increase or decrease in net assets from operations may vary substantially from period to period as a result of various factors, including the recognition of realized gains and losses and net change in unrealized appreciation and depreciation.
Comparison of fiscal years ended September 30, 2025 and September 30, 2024
Investment Income
Total investment income for the year ended September 30, 2025 was $620.0 million and consisted of $611.9 million of interest income primarily from portfolio investments (including $9.8 million of PIK interest income), $7.9 million of fee income and $0.2 million of dividend income. Total investment income for the year ended September 30, 2024 was $422.5 million and consisted of $415.0 million of interest income primarily from portfolio investments (including $7.5 million of PIK interest income) and $7.4 million of fee income. The increase in total investment income was primarily driven by the increase in the size of the investment portfolio, partially offset by lower reference rates. Based on fair value as of September 30, 2025, the weighted average yield on our debt investments was 9.5%, down from 10.7% as of September 30, 2024. Based on fair value as of September 30, 2025, the weighted average yield on our total portfolio was 9.5%, down from 10.7% as of September 30, 2024.
Expenses
Net expenses for the fiscal year ended September 30, 2025 were $289.7 million, up significantly from $198.2 million for the year ended September 30, 2024. The increase in expenses was primarily due to growth of the Fund resulting from continued issuance of shares throughout the fiscal year ended September 30, 2025 and an increase in borrowings under our credit facilities and issuance of unsecured notes. Net expenses consisted of the following:

	For the fiscal year ended September 30, 2025	For the fiscal year ended September 30, 2024
Expenses:
Base management fee	$49,375	$31,230
Investment income incentive fee	48,211	33,611
Capital gains incentive fee	(2,017)	2,951
Professional fees	5,151	2,827
Class S, Class T and Class D distribution and shareholder servicing fees	10,354	7,018
Board of trustees fees	464	439
Organization expenses	4	8
Amortization of continuous offering costs	2,096	983
Interest expense	170,800	114,239
Administrator expense	1,909	1,519
General and administrative expenses	3,324	2,338

Total expenses	$289,671	$197,163
Management and incentive fees waived	—	—
Expense reimbursements (support)	—	1,045

Net expenses	$289,671	$198,208

For the years ended September 30, 2025 and 2024, the Adviser did not make any Expense Payments under the Expense Support Agreement. For the fiscal year ended September 30, 2023, the Adviser made Expense Payments in the amount of $0.9 million. For the year ended September 30, 2025, we did not make any reimbursement payments to the Adviser. For the years ended September 30, 2024 and 2023, we made reimbursement payments of $1.0 million and $1.4 million, respectively, to the Adviser. As of September 30, 2025, there were no amounts due to the Adviser from us under the Expense Support Agreement.
For the years ended September 30, 2025 and September 30, 2024, base management fees were $49.4 million and $31.2 million, respectively, none of which was waived. For the year ended September 30, 2023, base management fees were $10.5 million, of which $0.9 million was waived. For the years ended September 30, 2025 and 2024, investment income incentive fees were $48.2 million and $33.6 million, respectively, none of which was waived. For the year ended September 30, 2023, the Investment Income Incentive Fee was $10.0 million, of which $0.8 million was waived. See Note 9, Related Party Transactions, to our Consolidated Financial Statements, included elsewhere in this prospectus.
Net Unrealized Appreciation (Depreciation)
Net unrealized depreciation was $16.1 million for the fiscal year ended September 30, 2025. This consisted of $31.8 million of net unrealized depreciation related to exited investments (a portion of which resulted in a reclassification to realized gains) and $5.4 million of net unrealized depreciation of foreign currency cash and forward contracts, partially offset by $16.1 million of net unrealized appreciation on debt investments and $5.0 million of net unrealized appreciation on equity investments.
Net unrealized appreciation was $28.1 million for the fiscal year ended September 30, 2024. This consisted of $42.6 million of net unrealized appreciation on debt investments and $0.3 million of net unrealized appreciation related to exited investments (a portion of which resulted in a reclassification to realized losses), partially offset by $14.0 million of net unrealized depreciation of foreign currency forward contracts and $0.9 million of net unrealized depreciation on equity investments.
Net Realized Gains (Losses)
Net realized gains were less than $0.1 million for the year ended September 30, 2025, which was primarily driven by realized gains related to the exits of certain investments, partially offset by realized losses related to foreign currency forward contracts. Net realized losses were $3.6 million for the year ended September 30, 2024, which was primarily driven by realized losses related to foreign currency forward contracts and realized losses related to the exits of certain investments.
Comparison of fiscal years ended September 30, 2024 and September 30, 2023
Investment Income
Total investment income for the fiscal year ended September 30, 2024 was $422.5 million and consisted of $415.0 million of interest income primarily from portfolio investments (including $7.5 million of PIK interest income) and $7.4 million of fee income. Total investment income for the fiscal year ended September 30, 2023 was $119.2 million and consisted of $118.2 million of interest income primarily from portfolio investments (including $3.2 million of PIK interest income) and $1.1 million of fee income. The increase in total investment income was primarily driven by the increase in the size of the investment portfolio. Based on fair value as of September 30, 2024, the weighted average yield on our debt investments was 10.7%, down from 11.8% as of September 30, 2023. Based on fair value as of September 30, 2024, the weighted average yield on our total portfolio was 10.7%, down from 11.8% as of September 30, 2023.
Expenses
Net expenses for the fiscal year ended September 30, 2024 were $198.2 million, up significantly from $51.0 million for the fiscal year ended September 30, 2023. The increase was mainly driven by a larger investment portfolio attributable to new capital raised pursuant to our continuous public offering. Net expenses consisted of the following:

	For the fiscal year ended September 30, 2024	For the fiscal year ended September 30, 2023
Expenses:
Base management fee	$31,230	$10,518
Investment income incentive fee	33,611	10,042
Capital gains incentive fee	2,951	278
Professional fees	2,827	2,076
Class S and Class D distribution and shareholder servicing fees	7,018	2,024
Board of trustees fees	439	289
Organization expenses	8	4
Amortization of continuous offering costs	983	2,737
Interest expense	114,239	21,814
Administrator expense	1,519	939
General and administrative expenses	2,338	1,402

Total expenses	$197,163	$52,123
Management and incentive fees waived	—	(1,642)
Expense reimbursements (support)	1,045	541

Net expenses	$198,208	$51,022

For the fiscal year ended September 30, 2024, the Adviser did not make any Expense Payments. For the fiscal year ended September 30, 2024, we made reimbursement payments of $1.0 million to the Adviser. For the fiscal year ended September 30, 2023, the Adviser made Expense Payments in the amount of $0.9 million. For the fiscal year ended September 30, 2023, we made reimbursement payments of $1.4 million to the Adviser. As of September 30, 2024, there were no amounts due to the Adviser from us under the Expense Support Agreement.
The Adviser waived management and incentive fees through November 2022, the first six months following June 1, 2022, the date on which we broke escrow for this offering. For the fiscal year ended September 30, 2024, base management fees were $31.2 million, none of which was waived. For the fiscal year ended September 30, 2024, investment income incentive fees were $33.6 million, none of which was waived. For the fiscal year ended September 30, 2023, base management fees were $10.5 million, of which $0.9 million was waived. For the fiscal year ended September 30, 2023, the Investment Income Incentive Fee was $10.0 million of which $0.8 million was waived. See Note 9, Related Party Transactions, to our consolidated financial statements, included elsewhere in this prospectus.
Net Unrealized Appreciation (Depreciation)
Net unrealized appreciation was $28.1 million for the fiscal year ended September 30, 2024. This consisted of $42.6 million of net unrealized appreciation on debt investments and $0.3 million of net unrealized appreciation related to exited investments (a portion of which resulted in a reclassification to realized losses), partially offset by $14.0 million of net unrealized depreciation of foreign currency forward contracts and $0.8 million of net unrealized depreciation on equity investments.
Net unrealized appreciation was $22.7 million for the fiscal year ended September 30, 2023. For the fiscal year ended September 30, 2023, this consisted of $12.1 million of net unrealized appreciation on debt investments, $5.9 million of net unrealized appreciation related to exited investments (a portion of which resulted in a reclassification to realized losses), $2.7 million of net unrealized appreciation on equity investments and $2.0 million of net unrealized appreciation of foreign currency forward contracts.

Net Realized Gains (Losses)
Net realized losses were $3.6 million and $4.1 million for the fiscal years ended September 30, 2024 and September 30, 2023, respectively, which was primarily related to the exits of certain investments and foreign currency forward contracts.
Financial Condition, Liquidity and Capital Resources
We expect to generate cash from (1) the cash proceeds from our continuous offering, (2) cash flows from operations, including earnings on investments, as well as interest earned from the temporary investment of cash in cash-equivalents, U.S. high-quality debt investments that mature in one year or less, (3) borrowings from banks, including secured borrowings, unsecured debt offerings, and any other financing arrangements we may enter into in the future and (4) any future offerings of equity or debt securities.
Our primary use of cash is for (1) investments in portfolio companies and other investments, (2) the cost of operations (including our expenses, the Management Fee and the Incentive Fee), (3) debt service, repayment and other financing costs of our borrowings, (4) funding repurchases under our share repurchase program and (5) cash distributions to the shareholders.
For the year ended September 30, 2025, we experienced a net decrease in cash and cash equivalents of $263.8 million. During that period, $2,024.7 million of cash was used in operating activities, primarily consisting of cash used to fund new investments, partially offset by proceeds from the sales and repayments of investments. During the same period, cash provided by financing activities was $1,759.8 million, due primarily from $1,631.8 million of proceeds from the issuance of common shares, $399.9 million of proceeds from issuance of unsecured notes and $254.4 million of net borrowings under the credit facilities, partially offset by $279.7 million of distributions paid to shareholders, $232.5 million of shares repurchases paid and $14.1 million of deferred financing and offering costs paid.
For the year ended September 30, 2024, we experienced a net increase in cash and cash equivalents of $373.0 million. During that period, $2,415.1 million of cash was used in operating activities, primarily consisting of cash used to fund new investments, partially offset by proceeds from the sales and repayments of investments. During the same period, cash provided by financing activities was $2,785.4 million, due primarily from $1,617.4 million of proceeds from the issuance of common shares, $650.0 million of net borrowings under the credit facilities and $745.9 million of proceeds from the issuance of unsecured notes, partially offset by $166.0 million of distributions paid to shareholders, $40.6 million of shares repurchases paid and $21.2 million of deferred financing and offering costs paid.
For the fiscal year ended September 30, 2023, we experienced a net increase in cash and cash equivalents of $92.7 million. During that period, $1,354.4 million of cash was used in operating activities, primarily consisting of cash used to fund new investments, partially offset by proceeds from the sales and repayments of investments. During the same period, cash provided by financing activities was $1,447.8 million, due primarily from $1,145.7 million of proceeds from the issuance of common shares and $370.0 million of net borrowings under the credit facilities, partially offset by $56.1 million of distributions paid to shareholders and $11.7 million of deferred costs paid.
As of September 30, 2025, we had $260.4 million of cash and cash equivalents (including restricted cash of $44.4 million), portfolio investments (at fair value) of $6,899.0 million, $57.1 million of interest receivable, $1,385.6 million of undrawn capacity on our credit facilities (subject to borrowing base and other limitations), $64.3 million of net payables from unsettled transactions, $1,349.4 million of borrowings outstanding under our credit facilities and $1,155.2 million of unsecured notes payable (net of unamortized financing costs, unaccreted discount and interest rate swap fair value adjustment).
As of September 30, 2024, we had $524.2 million of cash and cash equivalents (including restricted cash of $43.3 million), portfolio investments (at fair value) of $4,576.2 million, $34.5 million of interest receivable,

$1,590.0 million of undrawn capacity on our credit facilities (subject to borrowing base and other limitations), $51.7 million of net payables from unsettled transactions, $1,095.0 million of borrowings outstanding under our credit facilities and $759.3 million of unsecured notes payable (net of unamortized financing costs, unaccreted discount and interest rate swap fair value adjustment).
We are a party to financial instruments with
off-balance
sheet risk in the normal course of business to meet the financial needs of our portfolio companies. As of September 30, 2025 and September 30, 2024, off-balance
sheet arrangements consisted of $931.5 million and $642.0 million, respectively, of unfunded commitments to provide debt financing to certain of our portfolio companies. As of September 30, 2025, of the $931.5 million of unfunded commitments, approximately $918.9 million can be drawn immediately with the remaining amount subject to certain milestones that must be met by portfolio companies or other restrictions. Such commitments are subject to the portfolio company’s satisfaction of certain financial and nonfinancial covenants and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in our Consolidated Statements of Assets and Liabilities in our consolidated financial statements included elsewhere in this prospectus.
Contractual Obligations

	Debt Outstanding as of September 30, 2024	Debt Outstanding as of September 30, 2025	Weighted average debt outstanding for the year ended September 30, 2025	Maximum debt outstanding for the year ended September 30, 2025
ING Credit Agreement	$415,000	$370,000	$393,425	$730,000
JPM SPV Facility	230,000	566,000	396,164	566,000
SMBC SPV Facility	100,000	—	84,766	100,000
CIBC SPV Facility	225,000	—	173,685	245,000
DBNY SPV Facility	100,000	280,000	126,959	280,000
MS SPV Facility	25,000	133,400	96,647	133,400
2028 Notes	350,000	350,000	350,000	350,000
2029 Notes	400,000	400,000	400,000	400,000
2030 Notes	—	400,000	85,479	400,000

Total debt	$1,845,000	$2,499,400	$2,107,125

	Payments due by period as of September 30, 2025
	Total	< 1 year	1-3 years	3-5 years
ING Credit Agreement	$370,000	$—	$—	$370,000
Interest due on ING Credit Agreement	101,385	22,373	44,746	34,266
JPM Loan and Security Agreement	566,000	—	—	566,000
Interest due on JPM Loan and Security Agreement	161,486	33,933	67,866	59,687
DBNY Loan Financing and Servicing Agreement	280,000	—	—	280,000
Interest due on DBNY Loan Financing and Servicing Agreement	59,901	15,684	31,368	12,849
MS Loan and Servicing Agreement	133,400	—	—	133,400
Interest due on MS Loan and Servicing Agreement	30,791	8,192	16,384	6,215
2028 Notes	350,000	—	—	350,000
Interest due on 2028 Notes	90,520	28,957	57,914	3,649
2029 Notes	400,000	—	—	400,000
Interest due on 2029 Notes	105,470	27,655	55,310	22,505
2030 Notes	400,000	—	—	400,000
Interest due on 2030 Notes	130,455	27,240	54,480	48,735

Total	$3,179,408	$164,034	$328,068	$2,687,306

Equity Activity
As of September 30, 2025, we have issued and sold 147,143,217 Class I shares for an aggregate purchase price of $3,460.1 million, 55,729,694 Class S shares for an aggregate purchase price of $1,309.9 million, 170,612 Class D shares for an aggregate purchase price of $4.0 million and 52,731 Class T shares for an aggregate purchase price of $1.2 million. As of September 30, 2025, we have issued 3,565,727 Class I shares, 4,437,234 Class S shares and 7,128 Class D shares pursuant to our distribution reinvestment plan.
The following table summarizes transactions in Common Shares for the year ended September 30, 2025:

	Shares	Amount
Class I
Issuance of Common Shares in private and public offering	56,797,864	$1,322,919
Share transfers between classes	502,031	11,620
Issuance of Common Shares under dividend reinvestment plan	1,947,375	45,763
Share repurchases, net of early repurchase deduction	(9,421,114)	(218,190)

Net increase (decrease)	49,826,156	$1,162,112

Class S
Issuance of Common Shares in public offering	13,079,221	$305,511
Share transfers between classes	(502,031)	(11,620)
Issuance of Common Shares under dividend reinvestment plan	2,495,894	57,793
Share repurchases, net of early repurchase deduction	(2,612,461)	(60,594)

Net increase (decrease)	12,460,623	$291,090

Class D
Issuance of Common Shares in public offering	91,626	$2,146
Issuance of Common Shares under dividend reinvestment plan	4,822	111
Share repurchases, net of early repurchase deduction	(3,287)	(77)

Net increase (decrease)	93,161	$2,180

Class T
Issuance of Common Shares in public offering	52,731	$1,218
Issuance of Common Shares under dividend reinvestment plan	—	—
Share repurchases, net of early repurchase deduction	—	—

Net increase (decrease)	52,731	$1,218

Total net increase (decrease)	62,432,671	$1,456,600

The following table summarizes transactions in Common Shares for the fiscal year ended September 30, 2024:

	Shares	Amount
Class I
Issuance of Common Shares in public offering	45,811,794	$1,079,267
Share transfers between classes	37,004	872
Issuance of Common Shares under dividend reinvestment plan	1,284,718	30,450
Share repurchases, net of early repurchase deduction	(1,352,519)	(31,860)

Net increase (decrease)	45,780,997	$1,078,729

Class S
Issuance of Common Shares in public offering	22,770,423	$536,446
Share transfers between classes	(37,004)	(872)
Issuance of Common Shares under dividend reinvestment plan	1,570,456	37,112
Share repurchases, net of early repurchase deduction	(767,699)	(18,050)

Net increase (decrease)	23,536,176	$554,636

Class D
Issuance of Common Shares in public offering	72,809	$1,716
Issuance of Common Shares under dividend reinvestment plan	2,289	54
Share repurchases, net of early repurchase deduction	—	—

Net increase (decrease)	75,098	$1,770

Total net increase (decrease)	69,392,271	$1,635,135

The following table summarizes transactions in Common Shares for the fiscal year ended September 30, 2023:

	Shares	Amount
Class I
Issuance of Common Shares in public offering	30,975,834	$726,878
Issuance of Common Shares under dividend reinvestment plan	312,297	7,328
Share repurchases, net of early repurchase deduction	(225,337)	(5,309)

Net increase (decrease)	31,062,794	$728,897

Class S
Issuance of Common Shares in public offering	17,839,100	$418,677
Issuance of Common Shares under dividend reinvestment plan	362,467	8,500
Share repurchases, net of early repurchase deduction	(2,830)	(67)

Net increase (decrease)	18,198,737	$427,110

Class D
Issuance of Common Shares in public offering	6,177	$145
Issuance of Common Shares under dividend reinvestment plan	17	—
Share repurchases, net of early repurchase deduction	—	—

Net increase (decrease)	6,194	$145

Total net increase (decrease)	49,267,725	$1,156,152

Net Asset Value per Share and Offering Price
We determine NAV per share for each class of shares as of the last calendar day of each month. Share issuances pursuant to accepted monthly subscriptions are effective the first calendar day of each month. Shares are issued and sold at a purchase price equivalent to the most recent NAV per share available for each share class, which will be the prior calendar day NAV per share (i.e. the prior month-end
NAV). The following table summarizes each
month-end
NAV per share for Class I, Class S, Class D and Class T shares for the years ended September 30, 2025, 2024 and 2023.

	Class I Shares	Class S Shares	Class D Shares	Class T Share
October 31, 2024	$23.55	$23.55	$23.55	—
November 30, 2024	$23.56	$23.56	$23.56	—
December 31, 2024	$23.52	$23.52	$23.52	—
January 31, 2025	$23.49	$23.49	$23.49	—
February 28, 2025	$23.41	$23.41	$23.41	—
March 31, 2025	$23.28	$23.28	$23.28	—
April 30, 2025	$23.12	$23.12	$23.12	—
May 31, 2025	$23.16	$23.16	$23.16	—
June 30, 2025	$23.14	$23.14	$23.14	—
July 31, 2025	$23.13	$23.13	$23.13	—
August 31, 2025	$23.10	$23.10	$23.10	—
September 30, 2025	$23.09	$23.09	$23.09	$23.09

	Class I Shares	Class S Shares	Class D Shares
October 31, 2023	$23.39	$23.39	$23.39
November 30, 2023	$23.51	$23.51	$23.51
December 31, 2023	$23.62	$23.62	$23.62
January 31, 2024	$23.60	$23.60	$23.60
February 29, 2024	$23.58	$23.58	$23.58
March 31, 2024	$23.61	$23.61	$23.61
April 30, 2024	$23.59	$23.59	$23.59
May 31, 2024	$23.59	$23.59	$23.59
June 30, 2024	$23.53	$23.53	$23.53
July 31, 2024	$23.54	$23.54	$23.54
August 31, 2024	$23.55	$23.55	$23.55
September 30, 2024	$23.56	$23.56	$23.56

	Class I Shares	Class S Shares	Class D Shares
October 31, 2022	$23.33	$23.33	—
November 30, 2022	$23.46	$23.46	—
December 31, 2022	$23.23	$23.23	—
January 31, 2023	$23.64	$23.64	—
February 28, 2023	$23.56	$23.56	—
March 31, 2023	$23.42	$23.42	—
April 30, 2023	$23.40	$23.40	—
May 31, 2023	$23.23	$23.23	—
June 30, 2023	$23.48	$23.48	$23.48
July 31, 2023	$23.54	$23.54	$23.54
August 31, 2023	$23.60	$23.60	$23.60
September 30, 2023	$23.56	$23.56	$23.56

Distributions
The Board authorizes and declares monthly distribution amounts per share of outstanding Common Shares. The following table presents distributions that were declared during the fiscal year ended September 30, 2025:

				Class I
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 24, 2024	October 30, 2024	November 26, 2024	$0.2000	$18,473
Monthly	November 26, 2024	November 27, 2024	December 27, 2024	0.2000	18,965
Monthly	December 26, 2024	December 27, 2024	February 3, 2025	0.2000	19,552
Monthly	January 28, 2025	January 29, 2025	February 26, 2025	0.2000	20,068
Monthly	February 24, 2025	February 26, 2025	March 27, 2025	0.2000	21,111
Monthly	March 24, 2025	March 27, 2025	April 28, 2025	0.2000	22,009
Monthly	April 23, 2025	April 28, 2025	May 28, 2025	0.2000	24,397
Monthly	May 27, 2025	May 28, 2025	June 26, 2025	0.2000	26,500
Monthly	June 25, 2025	June 26, 2025	July 29, 2025	0.2000	26,775
Monthly	July 24, 2025	July 29, 2025	August 27, 2025	0.2000	26,667
Monthly	August 25, 2025	August 28, 2025	September 26, 2025	0.2000	27,867
Monthly	October 26, 2025	September 29, 2025	October 30, 2025	0.1800	25,447

				$2.3800	$277,831

				Class S
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 24, 2024	October 30, 2024	November 26, 2024	$0.1833	$18,473
Monthly	November 26, 2024	November 27, 2024	December 27, 2024	0.1833	18,965
Monthly	December 26, 2024	December 27, 2024	February 3, 2025	0.1833	19,552
Monthly	January 28, 2025	January 29, 2025	February 26, 2025	0.1833	20,068
Monthly	February 24, 2025	February 26, 2025	March 27, 2025	0.1834	21,111
Monthly	March 24, 2025	March 27, 2025	April 28, 2025	0.1834	22,009
Monthly	April 23, 2025	April 28, 2025	May 28, 2025	0.1835	24,397
Monthly	May 27, 2025	May 28, 2025	June 26, 2025	0.1836	26,500
Monthly	June 25, 2025	June 26, 2025	July 29, 2025	0.1836	26,775
Monthly	July 24, 2025	July 29, 2025	August 27, 2025	0.1836	26,667
Monthly	August 25, 2025	August 28, 2025	September 26, 2025	0.1836	27,867
Monthly	October 26, 2025	September 29, 2025	October 30, 2025	0.1636	25,447

				$2.1815	$133,938

				Class D
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 24, 2024	October 30, 2024	November 26, 2024	$0.1951	$16
Monthly	November 26, 2024	November 27, 2024	December 27, 2024	0.1951	21
Monthly	December 26, 2024	December 27, 2024	February 3, 2025	0.1951	22
Monthly	January 28, 2025	January 29, 2025	February 26, 2025	0.1951	22
Monthly	February 24, 2025	February 26, 2025	March 27, 2025	0.1951	24
Monthly	March 24, 2025	March 27, 2025	April 28, 2025	0.1951	31
Monthly	April 23, 2025	April 28, 2025	May 28, 2025	0.1952	31
Monthly	May 27, 2025	May 28, 2025	June 26, 2025	0.1952	31
Monthly	June 25, 2025	June 26, 2025	July 29, 2025	0.1952	31
Monthly	July 24, 2025	July 29, 2025	August 27, 2025	0.1952	32

				Class D
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	August 25, 2025	August 28, 2025	September 26, 2025	0.1952	34
Monthly	October 26, 2025	September 29, 2025	October 30, 2025	0.1752	30

				$2.3218	$325

				Class T
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 26, 2025	September 29, 2025	October 30, 2025	0.1636	9

				$0.1636	$9

The following table presents distributions that were declared during the fiscal year ended September 30, 2024:

				Class I
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 25, 2023	October 31, 2023	November 28, 2023	$0.1900	$9,259
Monthly	November 27, 2023	November 30, 2023	December 27, 2023	0.1900	9,916
Special	December 14, 2023	December 15, 2023	December 27, 2023	0.0400	2,296
Monthly	December 20, 2023	December 31, 2023	February 1, 2024	0.1900	10,921
Monthly	January 24, 2024	January 31, 2024	February 27, 2024	0.1900	11,872
Monthly	February 27, 2024	February 29, 2024	March 27, 2024	0.2000	13,229
Monthly	March 26, 2024	March 27, 2024	April 29, 2024	0.2000	14,041
Monthly	April 18, 2024	April 29, 2024	May 30, 2024	0.2000	14,936
Monthly	May 24, 2024	May 30, 2024	June 27, 2024	0.2000	15,451
Monthly	June 27, 2024	June 27, 2024	July 29, 2024	0.2000	16,361
Monthly	July 25, 2024	July 30, 2024	August 28, 2024	0.2000	16,768
Monthly	August 26, 2024	August 29, 2024	September 26, 2024	0.2000	17,490
Monthly	September 26, 2024	September 26, 2024	October 30, 2024	0.2000	18,062

				$2.4000	$170,602

				Class S
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 25, 2023	October 31, 2023	November 28, 2023	$0.1733	$4,105
Monthly	November 27, 2023	November 30, 2023	December 27, 2023	0.1734	4,436
Special	December 14, 2023	December 15, 2023	December 27, 2023	0.0400	1,109
Monthly	December 20, 2023	December 31, 2023	February 1, 2024	0.1733	4,825
Monthly	January 24, 2024	January 31, 2024	February 27, 2024	0.1733	5,191
Monthly	February 27, 2024	February 29, 2024	March 27, 2024	0.1833	5,853
Monthly	March 26, 2024	March 27, 2024	April 29, 2024	0.1833	6,361
Monthly	April 18, 2024	April 29, 2024	May 30, 2024	0.1833	6,730
Monthly	May 24, 2024	May 30, 2024	June 27, 2024	0.1833	7,188
Monthly	June 27, 2024	June 27, 2024	July 29, 2024	0.1833	7,551
Monthly	July 25, 2024	July 30, 2024	August 28, 2024	0.1833	7,684
Monthly	August 26, 2024	August 29, 2024	September 26, 2024	0.1833	7,938
Monthly	September 26, 2024	September 26, 2024	October 30, 2024	0.1833	8,161

				$2.1997	$77,132

				Class D
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 25, 2023	October 31, 2023	November 28, 2023	$0.1851	$1
Monthly	November 27, 2023	November 30, 2023	December 27, 2023	0.1851	3
Special	December 14, 2023	December 15, 2023	December 27, 2023	0.0400	1
Monthly	December 20, 2023	December 31, 2023	February 1, 2024	0.1851	4
Monthly	January 24, 2024	January 31, 2024	February 27, 2024	0.1851	5
Monthly	February 27, 2024	February 29, 2024	March 27, 2024	0.1951	10
Monthly	March 26, 2024	March 27, 2024	April 29, 2024	0.1951	10
Monthly	April 18, 2024	April 29, 2024	May 30, 2024	0.1951	11
Monthly	May 24, 2024	May 30, 2024	June 27, 2024	0.1951	12
Monthly	June 27, 2024	June 27, 2024	July 29, 2024	0.1951	14
Monthly	July 25, 2024	July 30, 2024	August 28, 2024	0.1951	15
Monthly	August 26, 2024	August 29, 2024	September 26, 2024	0.1951	15
Monthly	September 26, 2024	September 26, 2024	October 30, 2024	0.1951	16

				$2.3412	$117

Distribution Reinvestment Plan
We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash dividends declared by the Board on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
Share Repurchase Program
At the discretion of our Board of Trustees, during the quarter ended September 30, 2022 we commenced a share repurchase program pursuant to which we intend to offer to repurchase up to 5% of our Common Shares outstanding (by number of shares or aggregate NAV) as of the close of the previous calendar quarter; provided that we reserve the right in our sole discretion to purchase additional outstanding Common Shares representing up to 2.0% of our outstanding Common Shares each quarter without amending or extending the repurchase offer as permitted by Rule
13e-4(f)(1)
of the Exchange Act. Our Board of Trustees may amend or suspend the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Following any such suspension, the Board of Trustees will consider on at least a quarterly basis whether the continued suspension of the share repurchase program is in the best interest of us and shareholders, and will reinstate the share repurchase program when and if appropriate and subject to its fiduciary duty to us and shareholders.
We intend to conduct repurchase offers under the share repurchase program pursuant to tender offers in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the Investment Company Act. All shares purchased by us pursuant to the terms of each tender offer will be retired.
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares at the expiration of the tender offer at a purchase price equal to the NAV per share as of the Valuation Date, except that shares that have a prospective repurchase date that is within the one-year
period following the original issue date of the shares will be subject to an Early Repurchase Deduction of 2% of such NAV. The one-year
holding period will be deemed satisfied if the shares to be repurchased would have been outstanding for one year or longer as of the subscription closing date immediately following the applicable Valuation Date, which subscription closing date the Fund deems the prospective repurchase date for the applicable offer. The Early Repurchase Deduction will be retained by us for the benefit of remaining shareholders.

During the year ended September 30, 2025, we repurchased pursuant to such tender offers an aggregate of 9,421,114 Class I shares, 2,612,461 Class S shares, 3,287 Class D shares and zero Class T shares. The following table presents the share repurchases completed during the year ended September 30, 2025:

Repurchase Pricing Date	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased(1)	Price Paid Per Share	Amount Repurchased (all classes)(2)
December 31, 2024	889,569	0.66%	$23.52	$20,910
March 31, 2025	941,577	0.65%	$23.28	$21,923
June 30, 2025	7,563,088	4.66%	$23.14	$175,010
September 30, 2025	2,642,628	1.45%	$23.09	$61,018

(1)	Percentage is based on total shares as of the close of the previous calendar quarter.
(2)	Amounts shown net of Early Repurchase Deduction, where applicable.
During the fiscal year ended September 30, 2024, we repurchased pursuant to such tender offers an aggregate of 1,352,519 Class I and 767,699 Class S shares. The following table presents the share repurchases completed during the fiscal year ended September 30, 2024:

Repurchase Pricing Date	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased(1)	Price Paid Per Share	Amount Repurchased (all classes)(2)
December 31, 2023	446,089	0.69%	$23.62	$10,526
March 31, 2024	348,944	0.41%	$23.61	$8,217
June 30, 2024	702,746	0.67%	$23.53	$16,544
September 30, 2024	622,439	0.51%	$23.56	$14,623

(1)	Percentage is based on total shares as of the close of the previous calendar quarter.
(2)	Amounts shown net of Early Repurchase Deduction, where applicable.
Leverage
To seek to enhance our returns, we use and expect to continue to use leverage as market conditions permit and at the discretion of the Adviser. However, as a BDC, subject to certain limited exceptions, we are currently only allowed to borrow amounts in accordance with the asset coverage requirements in the Investment Company Act. On December 17, 2021, our sole shareholder approved the adoption of the 150% asset coverage requirement pursuant to Section 61(a)(2) of the Investment Company Act and such election became effective the following day. We intend to use leverage in the form of borrowings, including loans from certain financial institutions, and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage is expected to be applied on a position-by-position
basis, meaning
little-to-no
leverage may be applied to certain investments, while others may have more leverage applied. Any such leverage would also be expected to increase the total capital available for investment by us. We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. As of September 30, 2025, we had $2,499.4 million in senior securities and our asset coverage ratio was 281.92%.
ING Credit Agreement
On March 25, 2022, we entered into the ING Credit Agreement. As of September 30, 2025, the size of the ING Credit Agreement facility is $1,235 million (the “Maximum Commitment”), and the ING Facility has a four year availability period (the “Availability Period”) through April 11, 2029 during which loans may be made and a stated maturity date of April 11, 2030 (the “Maturity Date”). Following the Availability Period, we will be required in certain circumstances to prepay loans prior to the Maturity Date. The ING Credit Agreement provides for the issuance of letters of credit during the Availability Period in an aggregate amount of $25 million. Borrowings under the ING Credit Agreement may be used for general corporate purposes, including making investments and permitted distributions.
All obligations under the ING Credit Agreement are secured by a first-priority security interest (subject to certain exceptions) in substantially all of the present and future property and assets of us and of the current and certain future subsidiaries of us and guaranteed by such subsidiaries.
See Note 6. Borrowings to our audited consolidated financial statements included elsewhere in this prospectus for additional information on the ING Credit Agreement.
As of September 30, 2025, we were in compliance with all financial covenants under the ING Credit Agreement.
JPM SPV Facility
On February 24, 2023, we entered into the JPM Loan and Security Agreement pursuant to which JPMorgan Chase Bank, National Association agreed to extend credit to OSCF Lending SPV, LLC in an aggregate principal amount up to $700 million.
The obligations of OSCF Lending SPV, LLC under the JPM Loan and Security Agreement are secured by all of the assets held by OSCF Lending SPV, LLC.
See Note 6. Borrowings to our audited consolidated financial statements included elsewhere in this prospectus for additional information on the JPM Loan and Security Agreement.
SMBC SPV Facility
On September 29, 2023, we entered into a loan and security agreement (as amended and/or restated from time to time, the “SMBC Loan and Security Agreement”) among OSCF Lending III SPV, LLC, a wholly owned subsidiary of us, as borrower, us, as transferor and servicer, Citibank, N.A., as the account bank, Virtus Group, LP, as collateral custodian, the lenders party thereto, and Sumitomo Mitsui Banking Corporation, as administrative agent and collateral agent. On September 29, 2025, we repaid all outstanding borrowings under the SMBC Loan and Security Agreement, following which the SMBC Loan and Security Agreement was terminated. Obligations under the SMBC Loan and Security Agreement would have otherwise matured on September 29, 2028.
In connection with the termination of the SMBC Loan and Security Agreement, we accelerated $1.2 million of deferred financing costs into interest expense during the year ended September 30, 2025.
See Note 6. Borrowings to our audited consolidated financial statements included elsewhere in this prospectus for additional information on the SMBC Loan and Security Agreement.
CIBC SPV Facility
On November 21, 2023, we entered into a loan and servicing agreement (as amended and/or restated from time to time, the “CIBC Loan and Servicing Agreement”) among OSCF Lending V SPV, LLC, a wholly owned subsidiary of us, as borrower, we, as transferor and servicer, Computershare Trust Company, N.A., as securities intermediary, collateral custodian, collateral agent and collateral administrator, the lenders party thereto, and Canadian Imperial Bank of Commerce, as administrative agent. On July 3, 2025, we repaid all outstanding borrowings under the CIBC Loan and Servicing Agreement, following which the CIBC Loan and Servicing Agreement was terminated. Obligations under the CIBC Loan and Servicing Agreement would have otherwise matured on November 21, 2025.

In connection with the termination of the CIBC Loan and Servicing Agreement, we accelerated $0.1 million of deferred financing costs into interest expense during the year ended September 30, 2025.
See Note 6. Borrowings to our audited consolidated financial statements included elsewhere in this prospectus for additional information on the CIBC Loan and Servicing Agreement.
DBNY SPV Facility
On February 15, 2024, we entered into the DBNY Loan Financing and Servicing Agreement, pursuant to which an aggregate principal amount up to $400 million may at any one time be outstanding.
The obligations of OSCF Lending IV SPV, LLC under the DBNY Loan Financing and Servicing Agreement are secured by all of the assets held by OSCF Lending IV SPV, LLC, including loans it has made or acquired, except for certain Retained Interests (as defined in the DBNY Loan Financing and Servicing Agreement).
See Note 6. Borrowings to our audited consolidated financial statements included elsewhere in this prospectus for additional information on the DBNY Loan Financing and Servicing Agreement.
MS SPV Facility
On February 23, 2024, we entered into the MS Loan and Servicing Agreement, pursuant to which an aggregate principal amount up to $400 million may at any one time be outstanding.
The obligations of OSCF Lending II SPV, LLC under the MS Loan and Servicing Agreement are secured by all of the assets held by OSCF Lending II SPV, LLC, including certain loans it has made or acquired, except for certain Retained Interests (as defined in the MS Loan and Servicing Agreement).
See Note 6. Borrowings to our audited consolidated financial statements included elsewhere in this prospectus for additional information on the MS Loan and Servicing Agreement.
2028 Notes
On November 14, 2023, we issued $350 million aggregate principal amount of our 2028 Notes pursuant to an indenture, dated as of November 14, 2023 (the “Base Indenture”), between us and Deutsche Bank Trust Company Americas, as trustee, and a first supplemental indenture (the “First Supplemental Indenture”) to the Base Indenture.
The 2028 Notes mature on November 14, 2028, unless previously redeemed or repurchased in accordance with their terms. The 2028 Notes bear interest at a rate of 8.400% per year payable semi-annually in arrears on May 14 and November 14 of each year. The 2028 Notes are our direct, unsecured obligations and rank senior in right of payment to our future indebtedness that is expressly subordinated in right of payment to the 2028 Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.
The First Supplemental Indenture contains certain covenants, including a covenant requiring us to comply with Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the Investment Company Act, or any successor provisions, but giving effect to any exemptive relief granted to us by the SEC and to provide financial information to the holders of the 2028 Notes and the trustee if we should no longer be subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are set forth in the First Supplemental Indenture.

In connection with the 2028 Notes, we entered into an interest rate swap to more closely align the interest rate payable on the 2028 Notes with our investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, we receive a fixed interest rate of 8.400% and pay a floating interest rate of the three-month SOFR plus 4.0405% on a notional amount of $350 million.
2029 Notes
On July 23, 2024, we issued $400 million aggregate principal amount of our 2029 Notes pursuant to the Base Indenture and a second supplemental indenture (the “Second Supplemental Indenture”) to the Base Indenture.
The 2029 Notes mature on July 23, 2029, unless previously redeemed or repurchased in accordance with their terms. The 2029 Notes bear interest at a rate of 6.500% per year payable semi-annually in arrears on January 23 and July 23 of each year. The 2029 Notes are our direct, unsecured obligations and rank senior in right of payment to our future indebtedness that is expressly subordinated in right of payment to the 2029 Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.
The Second Supplemental Indenture contains certain covenants, including a covenant requiring us to comply with Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the Investment Company Act, or any successor provisions, but giving effect to any exemptive relief granted to us by the SEC and to provide financial information to the holders of the 2029 Notes and the Notes Trustee if we should no longer be subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are set forth in the Second Supplemental Indenture.
In connection with the 2029 Notes, we entered into an interest rate swap to more closely align the interest rate payable on the 2029 Notes with its investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, we receive a fixed interest rate of 6.500% and pays a floating interest rate of the three-month SOFR plus 2.5954% on a notional amount of $400 million.
2030 Notes
On July 15, 2025, we issued $400 million aggregate principal amount of the 2030 Notes pursuant to the Base Indenture and a third supplemental indenture (the “Third Supplemental Indenture”) to the Base Indenture.
The 2030 Notes mature on July 15, 2030, unless previously redeemed or repurchased in accordance with their terms. The 2030 Notes bear interest at a rate of 6.190% per year payable semi-annually in arrears on January 15 and July 15 of each year. The 2030 Notes are our direct, unsecured obligations and rank senior in right of payment to its future indebtedness that is expressly subordinated in right of payment to the 2030 Notes; equal in right of payment to its existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of its secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by its subsidiaries, financing vehicles or similar facilities.
The Third Supplemental Indenture contains certain covenants, including a covenant requiring us to comply with Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the Investment Company Act, or any successor provisions, but giving effect to any exemptive relief granted to us by the SEC and to provide financial information to the holders of the 2030 Notes and the trustee if we should no longer be subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are set forth in the Third Supplemental Indenture.

In connection with the 2030 Notes, we entered into an interest rate swap to more closely align the interest rate payable on the 2030 Notes with our investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, we receive a fixed interest rate of 6.190% and pay a floating interest rate of the three-month SOFR plus 2.4926% on a notional amount of $400 million.
Below is a summary of our credit facilities as of September 30, 2025 and September 30, 2024:

	September 30, 2025
($ in millions)	Aggregate Principal Committed	Outstanding Principal	Unfunded Commitment	Unamortized Debt Financing Costs	Availability Period	Maturity Date
ING Credit Agreement	$1,235.0	$370.0	$865.0	$8.5	4/11/2029	4/11/2030
JPM SPV Facility	700.0	566.0	134.0	4.9	7/3/2029	7/3/2030
DBNY SPV Facility	400.0	280.0	120.0	3.4	7/25/2028	7/25/2029
MS SPV Facility	400.0	133.4	266.6	3.2	7/3/2028	7/3/2029

Total	$2,735.0	$1,349.4	$1,395.6	$20.0

	September 30, 2024
($ in millions)	Aggregate Principal Committed	Outstanding Principal	Unfunded Commitment	Unamortized Debt Financing Costs	Availability Period	Maturity Date
ING Credit Agreement	$1,185.0	$415.0	$770.0	$6.8	6/28/2027	6/28/2028
JPM SPV Facility	500.0	230.0	270.0	5.2	5/29/2027	5/29/2029
SMBC SPV Facility	150.0	100.0	50.0	1.6	9/29/2026	9/29/2028
CIBC SPV Facility	350.0	225.0	125.0	1.3	11/21/2025	11/21/2025
DBNY SPV Facility	300.0	100.0	200.0	3.0	2/15/2027	2/15/2029
MS SPV Facility	200.0	25.0	175.0	2.2	2/23/2027	2/23/2029

Total	$2,685.0	$1,095.0	$1,590.0	$20.1

Below is a summary of our unsecured notes as of September 30, 2025 and September 30, 2024:

	September 30, 2025
($ in millions)	Outstanding Principal	Unamortized Financing Costs	Unaccreted Discount	Swap Fair Value Adjustment	Carrying Value	Fair Value	Maturity Date
2028 Notes	$350.0	$(2.8)	$(1.1)	$9.0	$355.1	$380.1	11/14/2028
2029 Notes	400.0	(3.8)	(1.8)	6.5	400.9	415.1	7/23/2029
2030 Notes	400.0	(4.7)	(0.1)	4.0	399.2	408.9	7/15/2030

Total	$1,150.0	$(11.3)	$(3.0)	$19.5	$1,155.2	$1,204.1

	September 30, 2024
($ in millions)	Outstanding Principal	Unamortized Financing Costs	Unaccreted Discount	Swap Fair Value Adjustment	Carrying Value	Fair Value	Maturity Date
2028 Notes	$350.0	$(3.7)	$(1.5)	$12.4	$357.2	$378.6	11/14/2028
2029 Notes	400.0	(4.8)	(2.3)	9.2	402.1	412.0	7/23/2029

Total	$750.0	$(8.5)	$(3.8)	$21.6	$759.3	$790.6

The table below presents the components of interest expense for the following periods:

($ in millions, except percentage)	Year ended September 30, 2025	Year ended September 30, 2024	Year ended September 30, 2023
Stated interest expense	$146.4	$96.9	$16.4
Credit facility fees	10.2	6.6	3.9
Amortization of debt financing costs	10.3	6.1	1.5
Effect of interest rate swaps	3.9	4.6	—

Total interest expense	$170.8	$114.2	$21.8

Weighted average interest rate(1)	7.036%	8.362%	7.105%
Weighted average outstanding balance	$2,107.1	$1,221.3	$230.3

(1)	The weighted average interest rate includes the effect of the interest rate swaps and excludes the impact of credit facility fees and amortization of debt financing costs.
Regulated Investment Company Status and Distributions
We anticipate that we will make quarterly distributions of at least 90% of our realized net ordinary income and net short-term capital gains in excess of our net long-term capital losses, if any, then available for distribution, each as determined by our Board in accordance with applicable law. Any distributions will be declared out of assets legally available for distribution. We expect quarterly distributions to be paid from income primarily generated by interest earned on our investments, although distributions to shareholders may also include a return of capital.
We have elected to be treated, and intend to qualify annually to be treated, as a RIC under Subchapter M of the Code. To maintain RIC qualification, we must distribute to our shareholders, for each tax year, at least 90% of our “investment company taxable income” for that year. In order to avoid certain excise taxes imposed on RICs, we intend to distribute during each calendar year an amount at least equal to the sum of: (1) 98% of our ordinary income for the calendar year; (2) 98.2% of our capital gain net income (both long-term and short-term) for the one-year
period ending on October 31 of the calendar year; and, (3) any undistributed ordinary income and capital gain net income for preceding years on which we paid no U.S. federal income tax less certain over-distributions in prior years. In addition, although we currently intend to distribute realized net capital gains (i.e., net long term capital gains in excess of short term capital losses), if any, at least annually, we may in the future decide to retain such capital gains for investment, pay U.S. federal income tax on such amounts at regular corporate tax rates, and elect to treat such gains as deemed distributions to shareholders. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, to the extent that we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the Investment Company Act or if distributions are limited by the terms of any of our borrowings.
Depending on the level of taxable income and net capital gain earned in a year, we may choose to carry forward taxable income or net capital gain for distribution in the following year and pay the applicable U.S. federal excise tax. Distributions will be appropriately adjusted for any taxes payable by us or any direct or indirect subsidiary through which it invests (including any corporate, state, local,
non-U.S.
and withholding taxes). Any Incentive Fee to be paid to our Adviser will not be reduced to take into account any such taxes.
We may generate qualified net interest income or qualified net short-term capital gains that may be exempt from U.S. withholding tax when distributed to foreign shareholders. A RIC is permitted to designate distributions of qualified net interest income and qualified short-term capital gains as exempt from U.S. withholding tax when paid to
non-U.S.
shareholders with proper documentation.

Recent Developments
Share Issuances
On October 1, 2025, we issued and sold pursuant to our continuous public offering 5,007,307 Class I shares for proceeds of $115.6 million, 845,101 Class S shares for proceeds of $19.5 million, 87 Class D shares for proceeds of less than $0.01 million and 61,656 Class T shares for proceeds of $1.4 million.
On November 1, 2025, we issued and sold pursuant to our continuous public offering 3,462,565 Class I shares for proceeds of $79.6 million, 673,607 Class S shares for proceeds of $15.5 million, 231,723 Class D shares for proceeds of $5.3 million and 23,776 Class T shares for proceeds of $0.5 million.
On December 1, 2025, we issued and sold pursuant to our continuous public offering 2,857,719 Class I shares for proceeds of $65.6 million, 538,797 Class S shares for proceeds of $12.4 million, and 2,526 Class T shares for proceeds of $0.1 million.
On January 1, 2026, we issued and sold pursuant to our continuous public offering 2,241,902 Class I shares for proceeds of $51.4 million, 437,698 Class S shares for proceeds of $10.0 million, and 12,060 Class T shares for proceeds of $0.3 million.
Distributions
On October 23, 2025, the Board of Trustees declared a regular distribution on our outstanding Common Shares in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1800	$—	$0.1800
Class S shares	$0.1800	$0.0164	$0.1636
Class D shares	$0.1800	$0.0048	$0.1752
Class T shares	$0.1800	$0.0164	$0.1636
The distribution was payable to shareholders of record as of October 30, 2025 and was paid on November 26, 2025. The distribution was paid in cash or reinvested in Common Shares for shareholders participating in our distribution reinvestment plan.
On November 25, 2025, the Board of Trustees declared a regular distribution on our outstanding Common Shares in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1800	$—	$0.1800
Class S shares	$0.1800	$0.0163	$0.1637
Class D shares	$0.1800	$0.0048	$0.1752
Class T shares	$0.1800	$0.0163	$0.1637
The distribution was paid to shareholders of record as of November 27, 2025 and was paid on December 29, 2025. The distribution was paid in cash or reinvested in Common Shares for shareholders participating in our distribution reinvestment plan.

On December 24, 2025, the Board of Trustees declared a regular distribution on our outstanding Common Shares in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1800	$—	$0.1800
Class S shares	$0.1800	$0.0163	$0.1637
Class D shares	$0.1800	$0.0048	$0.1752
Class T shares	$0.1800	$0.0163	$0.1637
The distribution is payable to shareholders of record as of December 29, 2025 and will be paid on or about February 2, 2026. The distribution will be paid in cash or reinvested in Common Shares for shareholders participating in our distribution reinvestment plan.
On January
26
, 2026, the Board of Trustees declared a regular distribution on our outstanding Common Shares in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1800	$—	$0.1800
Class S shares	$0.1800	$0.0162	$0.1638
Class D shares	$0.1800	$0.0048	$0.1752
Class T shares	$0.1800	$0.0162	$0.1638
The distribution is payable to shareholders of record as of January 28, 2026 and will be paid on or about February 26, 2026. The distribution will be paid in cash or reinvested in Common Shares for shareholders participating in our distribution reinvestment plan.
Quantitative and Qualitative Disclosures about Market Risk
We are subject to financial market risks, including changes in the valuations of our investment portfolio and interest rates.
Valuation Risk
Our investments often do not have a readily available market price, and we value these investments at fair value as determined in good faith by our Adviser, as the valuation designee appointed by our Board of Trustees pursuant to Rule
2a-5
under the Investment Company Act. There is no single standard for determining fair value in good faith and valuation methodologies involve a significant degree of judgment. In addition, our valuation methodology utilizes discount rates in part in valuing our investments, and changes in those discount rates may have an impact on the valuation of our investments. Accordingly, valuations by us do not necessarily represent the amounts which may eventually be realized from sales or other dispositions of investments. Estimated fair values may differ from the values that would have been used had a ready market for the investment existed, and the differences could be material to our consolidated financial statements.
Interest Rate Risk
We are subject to financial market risks, including changes in interest rates. Changes in interest rates may affect both our cost of funding and our interest income from portfolio investments, cash and cash equivalents and idle funds investments. Our risk management procedures are designed to identify and analyze our risk, to set appropriate policies and to continually monitor these risks. Our investment income will be affected by changes in various interest rates, including SOFR, EURIBOR, SONIA, NIBOR, CORRA, TONA and prime rates, to the extent our debt investments include floating interest rates.
As of September 30, 2025, 93.4% of our debt investment portfolio at fair value bore interest at floating rates. As of September 30, 2024, 92.0% of our debt investment portfolio at fair value bore interest at floating rates. The composition of our floating rate debt investments by interest rate floor as of September 30, 2025 and September 30, 2024 was as follows:

	September 30, 2025		September 30, 2024
($ in thousands)	Fair Value	% of Floating Rate Portfolio	Fair Value	% of Floating Rate Portfolio
0%	$1,812,813	28.27%	$1,213,996	29.01%
>0% and <1%	3,061,604	47.73	1,605,162	38.36
1%	1,301,903	20.30	1,065,864	25.47
>1%	237,517	3.70	299,686	7.16

Total	$6,413,837	100.00%	$4,184,708	100.00%

Based on our Consolidated Statement of Assets and Liabilities as of September 30, 2025, the following table shows the approximate annualized net increase (decrease) in net assets resulting from operations (excluding the impact of any potential incentive fees) of hypothetical base rate changes in interest rates, assuming no changes in our investment and capital structure. However, there can be no assurances our portfolio companies will be able to meet their contractual obligations at any or all levels of increases in interest rates.

Basis point increase ($ in thousands)	Increase in Interest Income	(Increase) in Interest Expense	Net increase in net assets resulting from operations
250	$162,531	$(62,485)	$100,046
200	129,979	(49,988)	79,991
150	97,427	(37,491)	59,936
100	64,875	(24,994)	39,881
50	32,400	(12,497)	19,903

Basis point decrease ($ in thousands)	(Decrease) in Interest Income	Decrease in Interest Expense	Net (decrease) in net assets resulting from operations
50	$(32,049)	$12,497	$(19,552)
100	(63,829)	24,994	(38,835)
150	(95,058)	37,491	(57,567)
200	(125,679)	49,988	(75,691)
250	(154,791)	62,485	(92,306)

We regularly measure exposure to interest rate risk. We assess interest rate risk and manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities. Based on this review, we determine whether or not any hedging transactions are necessary to mitigate exposure to changes in interest rates. The interest rate on the principal balance outstanding for primarily all floating rate loans is indexed to the SOFR and/or an alternate base rate, which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The borrower may also elect to have multiple interest reset periods for each loan. The following table shows a comparison of the interest rate base for our outstanding debt investments, at principal, and our outstanding borrowings as of September 30, 2025 and September 30, 2024:

	September 30, 2025			September 30, 2024
($ in thousands)	Debt Investments		Borrowings	Debt Investments		Borrowings
Prime rate		$3,532	$—		$4,826	$—
CORRA
90 day	C$	21,111	—		—	—
EURIBOR
30 day		€83,548	—		€—	—
90 day		187,880	—		182,623	—
180 day		138,680	—		34,034	—
NIBOR
90 day	kr	253,345	—	kr	69,157	—
SOFR
30 day		$2,299,519	370,000		$1,333,464	515,000
90 day (a)		2,934,928	2,129,400		2,284,431	1,330,000
180 day		306,630	—		213,125	—
SONIA		£297,946	—		£116,493	—
TONA		¥2,257,303			—	—
BBSW
90 day	A$	8,490	—		—	—
STIBOR
90 day	kr	348,703	—		—	—
Fixed rate		$455,177	—		$366,758	—

(a)	Borrowings include the 2028 Notes, 2029 Notes and 2030 Notes, which effectively pay interest at a floating rate under the terms of the interest rate swap.

SENIOR SECURITIES
Information about our senior securities is shown in the following table as of the fiscal years ended September 30 for the periods indicated below. You can review the report of our independent registered accounting firm included with our audited consolidated financial statements and “Note 6. Borrowings” and “Note 10. Financial Highlights” thereto contained elsewhere in this prospectus. This information should be read in conjunction with our audited financial statements for the fiscal year ended September 30, 2025, and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” also included in this prospectus.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
ING Credit Agreement
For the period from December 10, 2021 (commencement of operations) to September 30, 2022	$75,000	5,890	—	N/A
Fiscal 2023	320,000	4,436	—	N/A
Fiscal 2024	415,000	2,709	—	N/A
Fiscal 2025	370,000	2,819	—	N/A
JPM SPV Facility
Fiscal 2023	$125,000	4,436	—	N/A
Fiscal 2024	230,000	2,709	—	N/A
Fiscal 2025	566,000	2,819	—	N/A
SMBC SPV Facility
Fiscal 2023	$—	4,436	—	N/A
Fiscal 2024	100,000	2,709	—	N/A
CIBC SPV Facility
Fiscal 2024	$225,000	2,709	—	N/A
DBNY SPV Facility
Fiscal 2024	$100,000	2,709	—	N/A
Fiscal 2025	280,000	2,819	—	N/A
MS SPV Facility
Fiscal 2024	$25,000	2,709	—	N/A
Fiscal 2025	133,400	2,819	—	N/A
2028 Notes
Fiscal 2024	$350,000	2,709	—	N/A
Fiscal 2025	350,000	2,819	—	N/A
2029 Notes
Fiscal 2024	$400,000	2,709	—	N/A
Fiscal 2025	400,000	2,819	—	N/A
2030 Notes
Fiscal 2025	$400,000	2,819	—	N/A
Total Senior Securities
For the period from December 10, 2021 (commencement of operations) to September 30, 2022	$75,000	5,890	—
Fiscal 2023	445,000	4,436	—
Fiscal 2024	1,845,000	2,709	—
Fiscal 2025	2,499,400	2,819	—

(1)	Total amount of each class of senior securities outstanding at the end of the period, presented in thousands.

(2)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit.”

(3)
The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The “-” indicates information that the Securities and Exchange Commission expressly does not require to be disclosed for certain types of senior securities.

(4)	Calculated on a daily average basis.

PORTFOLIO COMPANIES
The following table sets forth certain information regarding each of the portfolio companies in which we had a debt or equity investment as of September 30, 2025. Our only formal relationships with our portfolio companies are the managerial assistance ancillary to our investments and the board observation or participation rights we may receive. For example, certain of our officers may serve as members of the boards of certain of our portfolio companies.

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Non-Control/ Non-Affiliate Investments								(7)
107-109 Beech OAK22 LLC 175 Broadway Floor 1 Paterson, NJ 07505	Real Estate Development
		First Lien Revolver, 11.00% cash due 2/27/2026		11.00%	10,185	10,083	10,138	(8)(9)
						10,083	10,138

1261229 BC LTD	Pharmaceuticals
4822 Walsh Ave Terrace, BC V8G 1Y9 Canada		Fixed Rate Bond, 10.00% cash due 4/15/2032		10.00%	22,200	22,200	22,774	(10)
		First Lien Term Loan, SOFR+6.25% cash due 10/8/2030		10.41%	47,681	46,591	47,099	(5)(10)
						68,791	69,873

1440 Foods Topco, LLC 450 7th Avenue, 33rd Floor New York, NY 10123	Packaged Foods & Meats
		First Lien Term Loan, SOFR+5.00% cash due 10/31/2031		9.16%	62,012	59,000	60,694	(5)
						59,000	60,694

Access CIG, LLC 4 First Avenue Peabody, MA 01960	Diversified Support Services
		First Lien Term Loan, SOFR+4.00% cash due 8/18/2030		8.03%	46,235	45,897	46,431	(5)
						45,897	46,431

ACESO Holding 4 S.A.R.L.	Health Care Services
Boulevard Royal 53 L-2449 Luxembourg Luxembourg		First Lien Term Loan, E+5.75% cash due 9/27/2031		7.87%	€ 8,508	9,794	9,814	(5)(8)(10)
		First Lien Term Loan, E+5.75% cash due 9/30/2031		7.87%	€39,777	45,718	45,883	(5)(8)(10)
		First Lien Term Loan, E+5.75% cash due 9/27/2031		7.87%	€34,034	37,338	39,258	(5)(8)(10)
						92,850	94,955

ACP Falcon Buyer Inc	Systems Software
2141 Rosecrans Avenue, Suite 2050 El Segundo, CA 90245		First Lien Term Loan, SOFR+5.50% cash due 8/1/2029		9.79%	34,060	33,407	34,060	(5)(8)
		First Lien Revolver, SOFR+5.50% cash due 8/1/2029			—	(102)	—	(5)(8)(9)
						33,305	34,060

Acquia Inc. 53 State Street, 10th Floor Boston, MA 02109	Application Software
		First Lien Term Loan, SOFR+6.00% cash due 10/30/2026		10.43%	11,166	11,080	11,166	(5)(8)
						11,080	11,166

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
ADC Therapeutics SA	Biotechnology
Biopôle route de la Corniche 3B 1066 Épalinges Switzerland		First Lien Term Loan, SOFR+7.50% cash due 8/15/2029		11.65%	10,406	10,110	10,251	(5)(8)(10)
		45,727 Common Stock Warrants			—	275	54	(8)(10)(14)
						10,385	10,305

AIP RD Buyer Corp.	Distributors
8280 Montgomery Rd Cincinnati, OH 45236		4,560 Common Stock Units	0.11%			428	800	(8)(14)
						428	800

American Auto Auction Group, LLC	Diversified Support Services
14951 Dallas Parkway, Suite 200 Dallas, TX 75254		First Lien Term Loan, SOFR+4.50% cash due 5/28/2032		8.50%	22,883	22,711	23,113	(5)
						22,711	23,113

Arches Buyer Inc. 1300 W Traverse Pkwy Lehi, UT 84043	Interactive Media & Services
		First Lien Term Loan, SOFR+5.50% cash due 12/6/2027		9.66%	92,790	92,020	92,790	(5)(8)
						92,020	92,790

Artera Services, LLC 3100 Interstate North Cir SE Suite 300 Atlanta, GA 30339	Construction & Engineering
		First Lien Term Loan, SOFR+4.50% cash due 2/15/2031		8.50%	53,533	53,103	48,062	(5)
		Fixed Rate Bond, 8.50% cash due 2/15/2031		8.50%	25,234	23,201	22,319
						76,304	70,381

ASP Integrity Acquisition Co LLC	Diversified Support Services
7600 Whitepine Rd Richmond, VA 23237		First Lien Term Loan, SOFR+5.00% cash due 3/6/2032			—	(55)	(251)	(5)(8)(9)
		First Lien Term Loan, SOFR+5.00% cash due 3/6/2032		9.13%	47,622	46,966	46,126	(5)(8)
		First Lien Revolver, PRIME+4.00% cash due 3/6/2031		11.25%	997	875	715	(5)(8)(9)
						47,786	46,590

ASP-R-PAC Acquisition Co LLC 132 W 36th Street New York, NY 10018	Paper & Plastic Packaging Products & Materials
		First Lien Term Loan, SOFR+6.00% cash due 12/29/2027		10.31%	988	981	974	(5)(8)(10)
		First Lien Term Loan, SOFR+6.00% cash due 12/29/2027		10.57%	4,763	4,727	4,696	(5)(8)(10)
		First Lien Revolver, SOFR+6.00% cash due 12/29/2027		10.28%	435	430	427	(5)(8)(9)(10)
						6,138	6,097

Astra Acquisition Corp. 5201 Congress Avenue Boca Raton, FL 33487	Application Software
		First Lien Term Loan, SOFR+6.75% cash due 2/25/2028			7,337	6,453	2,935	(5)(8)(11)
		First Lien Term Loan, SOFR+5.25% cash due 10/25/2028			8,316	6,324	—	(5)(8)(11)
						12,777	2,935

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Asurion, LLC 1101 Church Street Nashville, TN 37203	Property & Casualty Insurance
		First Lien Term Loan, SOFR+4.00% cash due 8/19/2028		8.26%	25,376	25,301	25,457	(5)
		First Lien Term Loan, SOFR+4.25% cash due 8/19/2028		8.51%	33,694	33,196	33,839	(5)
		First Lien Term Loan, SOFR+4.25% cash due 9/19/2030		8.41%	18,703	18,165	18,608	(5)
						76,662	77,904

athenahealth Group Inc. 311 Arsenal Street Watertown, MA 02472	Health Care Technology
		5,809 Preferred Equity				5,917	8,390	(8)(13)(14)
						5,917	8,390

Atlas Borrower, LLC 1710 N Shelby Oaks Drive, Suite 1 Memphis, TN 38134	Health Care Services
		First Lien Term Loan, SOFR+4.50% cash due 9/4/2032		8.50%	58,141	57,559	57,571	(5)(8)
		First Lien Revolver, SOFR+4.50% cash due 9/4/2032			—	(99)	(97)	(5)(8)(9)
						57,460	57,474

Aurelia Netherlands B.V. Wibautstraat 224 1097 DN Amsterdam Netherlands	Interactive Media & Services
		First Lien Term Loan, E+4.75% cash due 5/29/2031		6.78%	€ 99,155	110,787	116,216	(5)(8)(10)
						110,787	116,216

Aurora Lux Finco S.A.R.L	Application Software
28, boulevard Joseph II L-1840 Luxembourg Luxembourg		First Lien Term Loan, SOFR+5.25% cash due 9/26/2032		9.42%	40,000	39,200	39,400	(5)(10)
						39,200	39,400

AVSC Holding Corp. 5100 North River Road, Suite 300 Schiller Park, IL 60176	Specialized Consumer Services
		First Lien Term Loan, SOFR+5.00% cash due 12/5/2031		9.16%	121,320	119,178	119,075	(5)(8)
		First Lien Revolver, SOFR+5.00% cash due 12/5/2029			—	(218)	(228)	(5)(8)(9)
						118,960	118,847

Ballyrock CLO 19 245 Summer Street Boston, MA 02210	Multi-Sector Holdings
		CLO Notes, SOFR+7.11% cash due 4/20/2035		11.44%	2,220	2,223	2,230	(5)(10)
						2,223	2,230

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Bamboo US Bidco LLC 100 High Street Boston, MA 02110	Health Care Equipment
		First Lien Term Loan, SOFR+5.25% cash due 9/30/2030		9.58%	2,998	2,975	2,965	(5)(8)(9)
		First Lien Term Loan, SOFR+5.25% cash due 9/30/2030			—	—	(33)	(5)(8)(9)
		First Lien Term Loan, SOFR+5.25% cash due 9/30/2030		9.56%	3,884	3,814	3,845	(5)(8)
		First Lien Term Loan, SOFR+5.25% cash due 9/30/2030		9.56%	25,388	24,863	25,134	(5)(8)
		First Lien Term Loan, E+5.25% cash due 9/30/2030		7.28%	€ 15,796	16,396	18,375	(5)(8)
		First Lien Revolver, SOFR+5.25% cash due 10/1/2029			—	(104)	(52)	(5)(8)(9)
						47,944	50,234

Barracuda Parent, LLC 3175 Winchester Blvd Campbell, CA 95008	Systems Software
		First Lien Term Loan, SOFR+6.50% cash due 8/15/2029		10.81%	48,886	47,598	46,808	(5)(8)
						47,598	46,808

Bayou Intermediate II, LLC	Health Care Supplies
14201 NW 60th Avenue Miami Lakes, FL 33014		First Lien Term Loan, SOFR+4.75% cash due 9/30/2032		8.91%	38,756	38,368	38,368	(5)(8)
		First Lien Term Loan, SOFR+4.75% cash due 9/30/2032			—	(53)	(53)	(5)(8)(9)
		First Lien Revolver, SOFR+4.75% cash due 9/30/2032			—	(56)	(56)	(5)(8)(9)
						38,259	38,259

Beach Acquisition Bidco LLC	Footwear
600 3rd Ave #37th New York, NY 10016		Fixed Rate Bond, 10.00% cash due 7/15/2033		10.00%	31,650	31,650	34,219
						31,650	34,219

BioXcel Therapeutics, Inc.	Pharmaceuticals
555 Long Wharf Drive, 12th Floor New Haven, CT 06511		First Lien Term Loan, 13.00% cash due 4/19/2027		13.00%	1,470	1,469	1,285	(8)(10)
		First Lien Term Loan, 13.00% cash due 4/19/2027		13.00%	3,545	3,504	3,100	(8)(10)
		First Lien Term Loan, 13.00% cash due 4/19/2027		13.00%	—	—	—	(8)(9)(10)
		First Lien Term Loan, 13.00% cash due 4/19/2027		13.00%	—	—	—	(8)(9)(10)
		12,702 Common Stock Units	0.06%			—	33	(10)(14)
		975 Common Stock Warrants				74	1	(8)(10)(14)
		279 Common Stock Warrants				—	—	(8)(10)(14)
						5,047	4,419

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Biscuit Parent, LLC 720 Olive Way, 19th Floor Seattle, WA 98101	Application Software
		First Lien Term Loan, SOFR+4.75% cash due 2/27/2031		8.75%	479	406	479	(5)(8)(9)
		First Lien Term Loan, SOFR+4.75% cash due 2/27/2031		8.75%	32,701	32,423	32,701	(5)(8)
		First Lien Term Loan, SOFR+4.75% cash due 2/27/2031		8.75%	49,375	48,803	49,375	(5)(8)
		First Lien Revolver, SOFR+4.75% cash due 2/27/2031			—	(174)	—	(5)(8)(9)
						81,458	82,555

Blazing Star Parent, LLC 108 Wilmot Road Deerfield, IL 60015	Drug Retail
		First Lien Term Loan, SOFR+7.00% cash due 8/28/2030		11.20%	86,408	84,288	84,282	(5)(8)
						84,288	84,282

Blue Bidco Ltd 4th Floor, The Davidson Building The Forbury Reading, RG1 3EU United Kingdom	Wireless Telecommunication Services
		First Lien Term Loan, SONIA+5.00% cash due 6/14/2032		9.16%	£3,381	3,337	3,355	(5)(8)(9)(10)
		First Lien Term Loan, E+5.00% cash due 6/14/2032		7.04%	€5,593	6,416	6,512	(5)(8)(10)
		First Lien Term Loan, SOFR+5.00% cash due 6/14/2032		9.26%	1,644	1,629	1,629	(5)(8)(10)
		First Lien Term Loan, SONIA+5.00% cash due 6/14/2032		8.97%	£8,475	11,411	11,305	(5)(8)(10)
						22,793	22,801

BOTA BIDCO GMBH Dr. Hans-Lebach-Strasse 6 15537 Erkner Germany	Diversified Chemicals
		First Lien Term Loan, E+4.00% cash due 10/31/2029		5.90%	€9,022	8,882	10,256	(5)(8)(10)
		First Lien Term Loan, E+4.50% cash due 10/31/2030		6.41%	36,081	35,467	40,275	(5)(8)(10)
						44,349	50,531

CD&R Firefly Bidco Limited 10 Bricket Road, St Albans Hertfordshire, AL1 3JX United Kingdom	Other Specialty Retail
		First Lien Term Loan, SONIA+4.75% cash due 4/29/2029		8.72%	£23,022	28,828	31,141	(5)(10)
						28,828	31,141

Centralsquare Technologies, LLC	Application Software
1000 Business Center Dr Lake Mary, FL 32746		First Lien Term Loan, SOFR+6.25% cash, 3.38% PIK due 4/12/2030		7.03%	30,946	30,391	30,906	(5)(8)
		First Lien Revolver, SOFR+5.75% cash due 4/12/2030			—	(64)	(3)	(5)(8)(9)
						30,327	30,903

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Cielo Bidco Limited	Building Products
Unit a2 Cradley Business Park Overend Road Cradley Heath, B64 7DW England		First Lien Term Loan, E+4.75% cash due 6/30/2032			—	(59)	(56)	(5)(8)(9)(10)
		First Lien Term Loan, SONIA+4.75% cash due 6/30/2032		8.72%	£39,461	52,954	52,630	(5)(8)(10)
		First Lien Term Loan, E+4.75% cash due 6/30/2032		6.65%	€ 9,166	10,599	10,670	(5)(8)(10)
						63,494	63,244

Cloud Software Group, Inc.	Application Software
4980 Great America Parkway Santa Clara, CA 95054		First Lien Term Loan, SOFR+3.25% cash due 3/24/2031		7.25%	13,930	13,844	13,998	(5)
						13,844	13,998

Colony Holding Corporation	Distributors
8954 Hill Dr Irwin, PA 15642		First Lien Term Loan, SOFR+6.50% cash due 11/13/2026		10.80%	3,861	3,836	3,796	(5)(8)
		First Lien Term Loan, SOFR+6.50% cash due 11/13/2026		10.91%	11,874	11,768	11,672	(5)(8)
						15,604	15,468

Condor Merger Sub Inc. 6220 America Center Drive San Jose, CA 95002	Systems Software
		Fixed Rate Bond, 7.38% cash due 2/15/2030		7.38%	22,277	20,911	20,690
						20,911	20,690

Connect Holding II LLC 1120 S Tryon St, Suite 700 Charlotte, NC 28203	Alternative Carriers
		Fixed Rate Bond, 10.50% cash due 4/3/2031		10.50%	12,030	11,675	12,030
		First Lien Term Loan, SOFR+4.25% cash due 4/3/2031		8.40%	40,830	33,477	33,571	(5)
						45,152	45,601

CoreRx, Inc.	Pharmaceuticals
14205 Myerlake Cir Clearwater, FL 33760		First Lien Term Loan, SOFR+7.50% cash due 4/6/2029		11.50%	18,328	18,006	18,282	(5)(8)
						18,006	18,282

Coupa Holdings, LLC 1855 South Grant Street San Mateo, CA 94402	Application Software
		First Lien Term Loan, SOFR+5.25% cash due 2/27/2030			—	(15)	—	(5)(8)(9)
		First Lien Term Loan, SOFR+5.25% cash due 2/27/2030		9.56%	13,296	13,086	13,296	(5)(8)
		First Lien Revolver, SOFR+5.25% cash due 2/27/2029			—	(13)	—	(5)(8)(9)
						13,058	13,296

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Creek Parent, Inc. 14 Schoolhouse Road Somerset, NJ 08873	Life Sciences Tools & Services
		First Lien Term Loan, SOFR+5.00% cash due 12/18/2031		9.14%	105,947	104,190	103,944	(5)(8)
		First Lien Revolver, SOFR+5.00% cash due 12/18/2031			—	(237)	(290)	(5)(8)(9)
						103,953	103,654

Crewline Buyer, Inc. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	Application Software
		First Lien Term Loan, SOFR+6.75% cash due 11/8/2030		10.91%	3,080	3,015	3,049	(5)(8)
		First Lien Term Loan, SOFR+6.75% cash due 11/8/2030		10.91%	43,911	43,111	43,472	(5)(8)
		First Lien Revolver, SOFR+6.75% cash due 11/8/2030			—	(83)	(46)	(5)(8)(9)
						46,043	46,475

Dealer Tire Financial, LLC 7012 Euclid Ave Cleveland OH 44103	Distributors
		Fixed Rate Bond, 8.00% cash due 2/1/2028		8.00%	41,354	40,944	40,936
						40,944	40,936

Delta Leasing SPV II LLC	Specialized Finance
3001 Executive Drive, Suite 370 Clearwater, FL 33762		Subordinated Debt Term Loan, 3.00% cash, 7.00% PIK due 8/31/2029		3.00%	29,046	29,046	29,046	(8)(10)
		Subordinated Debt Term Loan, 8.00% cash, 3.00% PIK due 8/31/2029		8.00%	39,466	39,466	39,466	(8)(10)
		330 Preferred Equity				330	468	(8)(10)(14)
		2 Common Stock	1.65%			2	2	(8)(10)(14)
		25 Common Stock Warrants				—	—	(8)(10)(14)
						68,844	68,982

Digicel International Finance Ltd / Difl US LLC Digicel Jamaica, 14 Ocean Boulevard, Kingston Jamaica	Wireless Telecommunication Services
		Fixed Rate Bond, 8.63% cash due 8/1/2032		8.63%	4,757	4,757	4,894	(10)
						4,757	4,894

DirecTV Financing, LLC	Cable & Satellite
2230 East Imperial Highway El Segundo, CA 90245		Fixed Rate Bond, 10.00% cash due 2/15/2031		10.00%	21,198	21,198	21,183
		First Lien Term Loan, SOFR+5.00% cash due 8/2/2027		9.57%	200	199	201	(5)
		First Lien Term Loan, SOFR+5.25% cash due 8/2/2029		9.82%	26,912	26,545	26,992	(5)
		First Lien Term Loan, SOFR+5.50% cash due 2/17/2031		9.81%	20,162	19,792	19,759
						67,734	68,135

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Draken International, LLC	Aerospace & Defense
3330 Flightline Drive Lakeland, FL 33811		First Lien Term Loan, SOFR+5.50% cash due 5/19/2032			—	(210)	(202)	(5)(8)(9)(10)
		First Lien Term Loan, SOFR+5.50% cash due 5/19/2032		9.69%	18,849	18,492	18,506	(5)(8)(10)
		First Lien Term Loan, SONIA+5.50% cash due 5/19/2032		9.47%	£59,320	77,795	78,390	(5)(8)(10)
						96,077	96,694

DTI Holdco, Inc. 11880 College Blvd, Suite 200 Overland Park, KS 66210	Research & Consulting Services
		First Lien Term Loan, SOFR+4.00% cash due 4/26/2029		8.16%	56,583	55,512	50,572	(5)
						55,512	50,572

Dukes Root Control Inc. 400 Airport Rd., Ste E Elgin, IL 60123	Environmental & Facilities Services
		First Lien Term Loan, SOFR+5.50% cash due 12/8/2028		9.96%	1,039	1,030	1,032	(5)(8)
		First Lien Term Loan, SOFR+5.50% cash due 12/8/2029		9.94%	1,927	1,913	1,915	(5)(8)
		First Lien Term Loan, SOFR+5.50% cash due 12/8/2028		9.85%	17,121	16,944	17,011	(5)(8)
		First Lien Revolver, SOFR+5.50% cash due 12/8/2028		9.82%	184	162	171	(5)(8)(9)
						20,049	20,129

Empire Bidco AB Propellervägen 4 A 183 62 Täby Sweden	Life Sciences Tools & Services
		First Lien Term Loan, SONIA+5.25% cash due 9/22/2032		9.22%	£27,033	35,755	35,665	(5)(8)(10)
		First Lien Term Loan, STIBOR+5.25% cash due 9/22/2032		7.38%	kr348,703	36,443	36,334	(5)(8)(10)
		First Lien Term Loan, STIBOR+5.25% cash due 9/22/2032			—	(452)	(450)	(5)(8)(9)(10)
						71,746	71,549

Engineering Research And Consulting LLC	Construction & Engineering
308 Voyager Way, Suite 200 Huntsville, AL 35806		First Lien Term Loan, SOFR+5.00% cash due 8/29/2031		9.29%	31,740	31,275	30,867	(5)
						31,275	30,867

Enverus Holdings, Inc. 2901 Via Fortuna, Bldg 6, Suite 100 Austin, TX 78746	Application Software
		First Lien Term Loan, SOFR+5.50% cash due 12/24/2029			—	(14)	—	(5)(8)(9)
		First Lien Term Loan, SOFR+5.50% cash due 12/24/2029		9.82%	55,339	54,613	55,339	(5)(8)
		First Lien Revolver, SOFR+5.50% cash due 12/24/2029		9.64%	175	132	175	(5)(8)(9)
						54,731	55,514

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Establishment Labs Holdings Inc.	Health Care Technology
11401 Century Oaks Terrace, Suite 400 Austin, TX 78758		First Lien Term Loan, 9.00% cash due 4/21/2027		9.00%	1,832	1,821	1,842	(8)(10)
		First Lien Term Loan, 10.00% cash due 4/21/2027		10.00%	1,689	1,656	1,723	(8)(10)
		First Lien Term Loan, 10.00% cash due 4/21/2027		10.00%	1,689	1,656	1,723	(8)(10)
		First Lien Term Loan, 9.00% cash due 4/21/2027		9.00%	11,437	11,389	11,501	(8)(10)
						16,522	16,789

Everbridge, Inc. 8300 Boone Blvd, Suite 800 Vienna, VA 22182	Application Software
		First Lien Term Loan, SOFR+5.00% cash due 7/2/2031		9.29%	7,681	7,621	7,681	(5)(8)(9)
		First Lien Term Loan, SOFR+5.00% cash due 7/2/2031		9.29%	78,364	78,042	78,364	(5)(8)
		First Lien Revolver, SOFR+5.00% cash due 7/2/2031			—	(32)	—	(5)(8)(9)
						85,631	86,045

Evergreen IX Borrower 2023, LLC	Application Software
10900-A Stonelake Boulevard Quarry Oaks 1, Ste. 350 Austin, TX 78759		First Lien Term Loan, SOFR+4.75% cash due 9/30/2030		8.75%	9,006	8,933	9,006	(5)(8)
		First Lien Term Loan, SOFR+4.75% cash due 9/30/2030		8.75%	35,671	35,034	35,671	(5)(8)
		First Lien Revolver, SOFR+4.75% cash due 9/29/2029			—	(67)	—	(5)(8)(9)
						43,900	44,677

Eyesouth Eye Care Holdco LLC	Health Care Services
5775 Glenridge Dr, Building B, Suite 500 Atlanta, GA 30328		First Lien Term Loan, SOFR+5.50% cash due 10/5/2029		9.88%	3,175	3,129	3,134	(5)(8)
		First Lien Term Loan, SOFR+5.50% cash due 10/5/2029		9.76%	2,759	2,696	2,696	(5)(8)(9)
		885 Common Stock Units	0.15%			885	1,019	(8)(14)
						6,710	6,849

F&M BUYER LLC 401 Commerce Street, Suite 360 Nashville, TN 37219	Systems Software
		First Lien Term Loan, SOFR+4.50% cash due 3/18/2032			—	(40)	(40)	(5)(8)(9)
		First Lien Term Loan, SOFR+4.50% cash due 3/18/2032		8.50%	23,866	23,627	23,627	(5)(8)
		First Lien Revolver, SOFR+4.50% cash due 3/18/2032			—	(35)	(35)	(5)(8)(9)
						23,552	23,552

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Finastra USA, Inc. 744 Primera Blvd, Suite 2000 Lake Mary, FL 32746	Application Software
		First Lien Term Loan, SOFR+7.25% cash due 9/13/2029		11.29%	12,067	11,908	12,067	(5)(8)(10)
						11,908	12,067

Flexera Software LLC 300 Park Blvd, Suite 400 Itasca, IL 60143	Application Software
		First Lien Revolver, SOFR+4.75% cash due 8/13/2032			—	(8)	(7)	(5)(8)(9)
		First Lien Term Loan, E+4.75% cash due 8/15/2032		6.63%	€12,305	14,376	14,425	(5)(8)
		First Lien Term Loan, SOFR+4.75% cash due 8/15/2032		9.08%	40,774	40,672	40,680	(5)(8)
						55,040	55,098

Formulations Parent Corp	Specialty Chemicals
30 Hudson Yards, Suite 3500 New York, NY 10001		First Lien Term Loan, SOFR+4.00% cash due 4/9/2032		8.33%	17,500	17,325	17,400	(5)(8)
						17,325	17,400

Fortress Credit BSL XV 1345 Avenue of the Americas, 46th Floor New York, NY 10105	Multi-Sector Holdings
		CLO Notes, SOFR+4.75% cash due 10/18/2033		9.08%	5,000	5,000	4,997	(5)(10)
		CLO Notes, SOFR+8.45% cash due 10/18/2033		12.78%	6,000	6,035	5,933	(5)(10)
						11,035	10,930

Galileo Parent, Inc. 1300 W 120th Avenue Westminster, CO 80234	Aerospace & Defense
		First Lien Term Loan, SOFR+5.75% cash due 5/3/2030		9.75%	82,981	82,590	82,566	(5)(8)
		First Lien Revolver, SOFR+5.75% cash due 5/3/2029		9.75%	8,656	8,634	8,580	(5)(8)(9)
						91,224	91,146

Gallatin CLO X 2023-1 40 10th Avenue, 6th Floor New York, NY 10014	Multi-Sector Holdings
		CLO Notes, SOFR+5.41% cash due 10/14/2035		9.73%	5,000	4,913	5,021	(5)(10)
						4,913	5,021

Geo Topco Corporation 4475 E 74th Ave, Suite 100 Commerce City, CO 80022	Building Products
		First Lien Term Loan, SOFR+4.50% cash due 10/15/2031		8.83%	10,195	10,051	10,056	(5)(8)(9)
		First Lien Term Loan, SOFR+4.50% cash due 10/15/2031		8.60%	56,177	55,692	55,801	(5)(8)
		First Lien Revolver, SOFR+4.50% cash due 10/15/2031		8.70%	1,821	1,753	1,768	(5)(8)(9)
						67,496	67,625

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Grand River Aseptic Manufacturing, Inc.	Health Care Equipment
140 Front Avenue SW Grand Rapids, MI 49504		First Lien Term Loan, SOFR+5.00% cash due 3/10/2031		9.07%	30,022	29,750	29,713	(5)(8)
		First Lien Revolver, SOFR+5.00% cash due 3/10/2031			—	(84)	(95)	(5)(8)(9)
						29,666	29,618

Greenway Health, LLC 4301 W. Boy Scout Blvd, Suite 800 Tampa, FL 33607	Health Care Technology
		First Lien Term Loan, SOFR+6.75% cash due 4/1/2029		10.75%	24,625	24,136	24,625	(5)(8)
						24,136	24,625

Grove Hotel Parcel Owner, LLC	Hotels, Resorts & Cruise Lines
14501 Grove Resort Ave Winter Garden, FL 34787		First Lien Term Loan, SOFR+8.00% cash due 6/21/2027		12.26%	3,537	3,512	3,443	(5)(8)
		First Lien Term Loan, SOFR+8.00% cash due 6/21/2027		12.26%	17,153	17,035	16,699	(5)(8)
		First Lien Revolver, SOFR+8.00% cash due 6/21/2027			—	(12)	(47)	(5)(8)(9)
						20,535	20,095

HAH Group Holding Co LLC	Health Care Services
33 South State Street Chicago, IL 60603		Fixed Rate Bond, 9.75% cash due 10/1/2031		9.75%	6,640	6,276	6,314
		First Lien Term Loan, SOFR+5.00% cash due 9/17/2031		9.16%	9,401	8,532	8,496
						14,808	14,810

Harbor Purchaser Inc. 125 High Street Boston, MA 02110	Education Services
		First Lien Term Loan, SOFR+5.25% cash due 4/9/2029		9.51%	39,798	39,191	35,765	(5)
						39,191	35,765

Harrow Health, Inc.	Pharmaceuticals
102 Woodmont Blvd., Suite 610 Nashville, TN 37205		Fixed Rate Bond, 8.63% cash due 9/15/2030		8.63%	7,700	7,700	8,013	(10)
						7,700	8,013

Hertz Vehicle Financing III	Specialized Finance
8501 Williams Road Estero, FL 33928		Subordinated Debt Revolver, 9.28% cash due 6/28/2028		9.28%	85,710	85,710	85,710	(8)(10)
						85,710	85,710

IAMGOLD Corporation	Gold
150 King St W, Suite 2800 Toronto, ON M5H 1J9 Canada		Second Lien Term Loan, SOFR+8.25% cash due 5/16/2028		12.39%	21,296	20,961	22,105	(5)(8)(10)
						20,961	22,105

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Icefall Parent, Inc. 30 Braintree Hill Office Park, Suite 101 Braintree, MA 02184	Application Software
		First Lien Term Loan, SOFR+4.50% cash due 1/25/2030		8.81%	52,319	52,176	52,843	(5)(8)
		First Lien Revolver, SOFR+4.50% cash due 1/25/2030			—	(38)	—	(5)(8)(9)
						52,138	52,843

iCIMs, Inc. 101 Crawfords Corner Road Suite 3-100, Fifth Floor Holmdel, NJ 07733	Application Software
		First Lien Term Loan, SOFR+6.25% cash due 8/18/2028		10.57%	2,305	2,305	2,297	(5)(8)
		First Lien Term Loan, SOFR+5.75% cash due 8/18/2028		10.07%	16,054	16,054	15,911	(5)(8)
		First Lien Revolver, SOFR+5.75% cash due 8/18/2028		10.08%	392	392	369	(5)(8)(9)
						18,751	18,577

Inmar Inc 1 W. 4th St., Suite 500 Winston-Salem, NC 27101	Application Software
		First Lien Term Loan, SOFR+4.50% cash due 10/30/2031		8.66%	60,508	60,236	60,527	(5)
						60,236	60,527

Integrity Marketing Acquisition, LLC	Insurance Brokers
1445 Ross Avenue Dallas, TX 75202		First Lien Term Loan, SOFR+5.00% cash due 8/25/2028			—	(153)	(25)	(5)(8)(9)
		First Lien Term Loan, SOFR+5.00% cash due 8/25/2028		9.20%	79,758	79,340	79,654	(5)(8)
		First Lien Revolver, SOFR+5.00% cash due 8/25/2028			—	(56)	(9)	(5)(8)(9)
						79,131	79,620

Inventus Power, Inc. 1200 Internationale Pkwy Woodridge, IL 60517	Electrical Components & Equipment
		First Lien Term Loan, SOFR+7.50% cash due 1/15/2026		11.78%	42,887	42,958	42,488	(5)(8)
		First Lien Revolver, SOFR+7.50% cash due 1/15/2026		11.87%	1,159	1,142	1,113	(5)(8)(9)
						44,100	43,601

IW Buyer LLC 12 Masonic Avenue Camden, NY 13316	Electrical Components & Equipment
		First Lien Term Loan, SOFR+5.00% cash due 6/28/2029		9.26%	4,886	4,849	4,843	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 6/28/2029		9.26%	18,867	18,678	18,699	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 6/28/2029		9.26%	28,428	27,939	28,175	(5)(8)
		First Lien Revolver, SOFR+5.00% cash due 6/28/2029		9.25%	1,072	944	1,005	(5)(8)(9)
						52,410	52,722

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Janus Bidco Limited 4th Floor 52-54 Gracechurch Street London EC3V 0EH United Kingdom	Application Software
		First Lien Term Loan, SONIA+5.50% cash due 4/25/2031			—	(155)	—	(5)(8)(9)(10)
		First Lien Term Loan, SOFR+5.50% cash due 4/25/2031		9.98%	51,970	50,930	51,970	(5)(8)(10)
		First Lien Term Loan, SONIA+5.50% cash due 4/25/2031		9.47%	£ 1,742	2,145	2,345	(5)(8)(10)
						52,920	54,315

JN Bidco LLC 201 Elliott Avenue West, Suite 260 Seattle, WA 98119	Health Care Technology
		3,595,500 Common Stock Units	9.19%			3,338	7,173	(8)(14)
						3,338	7,173

Kairos Intermediateco AB	Health Care Supplies
TMF Sweden AB, Vasagatan 38 111 20 Stockholm Sweden		First Lien Term Loan, E+4.75% cash due 4/22/2032			—	(23)	—	(5)(8)(9)(10)
		First Lien Term Loan, E+4.75% cash due 4/22/2032		6.78%	€20,027	23,225	23,416	(5)(8)(10)
		First Lien Term Loan, NIBOR+4.75% cash due 4/22/2032		9.05%	Nkr184,534	18,138	18,404	(5)(8)(10)
		First Lien Term Loan, SONIA+4.75% cash due 4/22/2032		8.72%	£13,129	17,609	17,588	(5)(8)(10)
						58,949	59,408

Kaseya Inc.	Systems Software
701 Brickell Ave, Suite 400 Miami, FL 33131		Second Lien Term Loan, SOFR+5.00% cash due 3/20/2033		9.16%	43,764	43,691	43,901	(5)
						43,691	43,901

Kings Buyer, LLC 4 High Ridge Park, Suite 202 Stamford, CT 06905	Environmental & Facilities Services
		First Lien Term Loan, SOFR+5.25% cash due 10/29/2027		9.35%	57,812	57,372	55,286	(5)(8)
		First Lien Term Loan, SOFR+5.25% cash due 10/29/2027		9.25%	4,705	4,688	4,499	(5)(8)
		First Lien Revolver, PRIME+4.25% cash due 10/29/2027		11.50%	2,535	2,452	2,164	(5)(8)(9)
						64,512	61,949

Kite Midco II Inc. 30 Hudson Yards, Suite 7500 New York, NY 10001	Research & Consulting Services
		First Lien Term Loan, SOFR+4.50% cash due 11/25/2031			—	(63)	(72)	(5)(8)(9)
		First Lien Term Loan, SOFR+4.50% cash due 11/25/2031		8.77%	39,033	38,518	38,490	(5)(8)
						38,455	38,418

LABL, Inc. 2571 South Hemlock Road Green Bay, WI 54229	Office Services & Supplies
		First Lien Term Loan, SOFR+5.00% cash due 10/30/2028		9.26%	28,076	27,681	23,135	(5)
						27,681	23,135

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
LDS Buyer, LLC 20821 S Santa Fe Ave Long Beach, CA 90810	Air Freight & Logistics
		First Lien Term Loan, SOFR+5.00% cash due 2/9/2032		9.16%	8,303	8,111	8,231	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 2/9/2032		9.16%	1,864	1,845	1,848	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 2/9/2032		9.16%	41,933	41,457	41,568	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 2/9/2032			—	(93)	(91)	(5)(8)(9)
		First Lien Revolver, SOFR+5.00% cash due 2/9/2032			—	(71)	(54)	(5)(8)(9)
						51,249	51,502

Learfield Communications, LLC	Movies & Entertainment
2400 Dallas Parkway, Suite 500 Plano, TX 75093		First Lien Term Loan, SOFR+4.50% cash due 6/30/2028		8.66%	45,449	45,345	45,965	(5)
						45,345	45,965

Legends Hospitality Holding Company, LLC	Specialized Consumer Services
61 Broadway, Suite 2400 New York, NY 10006		First Lien Term Loan, SOFR+5.00% cash due 8/22/2031		9.17%	2,024	1,976	1,968	(5)(8)(9)
		First Lien Term Loan, SOFR+5.50% cash, 2.75% PIK due 8/22/2031		6.96%	56,798	55,869	55,833	(5)(8)
		First Lien Revolver, SOFR+5.00% cash due 8/22/2030		9.16%	655	548	549	(5)(8)(9)
						58,393	58,350

Lightbox Intermediate, L.P.	Real Estate Services
1450 Broadway, 41st Floor New York, NY 10018		First Lien Term Loan, SOFR+5.25% cash due 1/13/2030		9.25%	59,293	58,531	58,695	(5)(8)
		First Lien Revolver, SOFR+5.25% cash due 1/13/2030			—	(49)	(39)	(5)(8)(9)
						58,482	58,656

LSL Holdco, LLC 3100 Olympus Boulevard, Suite 100 Coppell, TX 75019	Health Care Distributors
		First Lien Term Loan, SOFR+6.00% cash due 1/31/2028		10.26%	1,026	994	988	(5)(8)
		First Lien Term Loan, SOFR+6.00% cash due 1/31/2028		10.26%	8,814	8,746	8,480	(5)(8)
		First Lien Revolver, SOFR+6.00% cash due 1/31/2028		10.26%	690	682	651	(5)(8)(9)
						10,422	10,119

M2S Group Intermediate Holdings Inc	Multi-Sector Holdings
825 East Wisconsin Ave Appleton, WI 54911		First Lien Term Loan, SOFR+4.75% cash due 8/25/2031		9.06%	52,570	50,430	52,281	(5)
						50,430	52,281

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
McAfee Corp.	Systems Software
6220 America Center Dr San Jose, CA 95002		First Lien Term Loan, SOFR+3.00% cash due 3/1/2029		7.22%	19,850	19,074	19,019	(5)
						19,074	19,019

Mesoblast, Inc.	Biotechnology
55 Collins Street, Level 38 Melbourne 3000 Australia		First Lien Term Loan, 9.75% cash due 11/19/2026		9.75%	1,565	1,531	1,597	(8)(10)
		33,174 Common Stock Warrants			—	152	212	(8)(10)(14)
						1,683	1,809

MHE Intermediate Holdings, LLC	Diversified Support Services
3201 Levis Commons Blvd, Suite 3235 Perrysburg, OH 43551		First Lien Term Loan, SOFR+6.00% cash due 7/21/2027		10.46%	5,179	5,108	5,102	(5)(8)
		First Lien Term Loan, SOFR+6.25% cash due 7/21/2027		10.71%	1,015	1,004	1,000	(5)(8)
						6,112	6,102

Microf Funding V LLC	Consumer Finance
2849 Paces Ferry Rd SE, Suite 625 Atlanta, GA 30339		First Lien Term Loan, SOFR+6.00% cash due 6/3/2027		10.13%	19,966	19,701	19,912	(5)(8)(9)(10)
						19,701	19,912

Minotaur Acquisition, Inc.	Financial Exchanges & Data
2001 Spring Rd, Suite 700 Oak Brook, IL 60523		First Lien Term Loan, SOFR+5.00% cash due 6/3/2030			—	(70)	(26)	(5)(8)(9)(10)
		First Lien Term Loan, SOFR+5.00% cash due 6/3/2030		9.16%	6,729	6,595	6,704	(5)(8)(10)
		First Lien Term Loan, SOFR+5.00% cash due 6/3/2030		9.16%	41,217	40,575	41,060	(5)(8)(10)
		First Lien Revolver, SOFR+5.00% cash due 6/3/2030			—	(65)	(15)	(5)(8)(9)(10)
						47,035	47,723

Mitchell International Inc	Application Software
9771 Clairemont Mesa Blvd, Ste. A San Diego, CA 92124		Second Lien Term Loan, SOFR+5.25% cash due 6/17/2032		9.41%	42,135	41,953	41,851	(5)
		First Lien Term Loan, SOFR+3.25% cash due 6/17/2031		7.41%	16,929	16,772	16,933	(5)
						58,725	58,784

Modena Buyer LLC 30 Hudson Yards New York, NY 10001	Application Software
		First Lien Term Loan, SOFR+4.50% cash due 7/1/2031		8.81%	38,169	37,540	37,747	(5)
						37,540	37,747

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Monotype Imaging Holdings Inc.	Application Software
600 Unicorn Park Drive, Suite 4 Woburn, MA 01801		First Lien Term Loan, SOFR+5.50% cash due 2/28/2031		9.66%	1,546	1,489	1,544	(5)(8)(9)
		First Lien Term Loan, SOFR+5.50% cash due 2/28/2031		9.66%	71,385	70,315	71,371	(5)(8)
		First Lien Revolver, SOFR+5.50% cash due 2/28/2030			—	(100)	(11)	(5)(8)(9)
						71,704	72,904

MRI Software LLC 28925 Fountain Pkwy Solon, OH 44139	Application Software
		First Lien Term Loan, SOFR+4.75% cash due 2/10/2028		8.75%	4,797	4,748	4,769	(5)(8)
		First Lien Term Loan, SOFR+4.75% cash due 2/10/2028		8.75%	7,053	7,050	7,011	(5)(8)
		First Lien Term Loan, SOFR+4.75% cash due 2/10/2028		8.75%	57,647	57,161	57,307	(5)(8)
		First Lien Revolver, SOFR+4.75% cash due 2/10/2028		8.75%	590	570	556	(5)(8)(9)
						69,529	69,643

Nellson Nutraceutical, LLC	Packaged Foods & Meats
5115 East La Palma Avenue Anaheim, CA 92807		First Lien Term Loan, SOFR+5.75% cash due 4/17/2031			—	(28)	(25)	(5)(8)(9)(10)
		First Lien Term Loan, SOFR+5.75% cash due 4/17/2031		9.75%	48,606	47,877	47,960	(5)(8)(10)
		First Lien Term Loan, SOFR+5.75% cash due 4/17/2031		9.75%	14,429	14,229	14,237	(5)(8)(10)
		First Lien Revolver, SOFR+5.75% cash due 4/17/2031		9.75%	1,367	1,230	1,236	(5)(8)(9)(10)
						63,308	63,408

Neptune Bidco US Inc. 8001 Commerce Center Road Ladson, SC 29456	Aerospace & Defense
		First Lien Term Loan, SOFR+4.75% cash due 1/19/2031		8.75%	30,740	30,359	30,740	(5)(8)
		First Lien Term Loan, SOFR+5.25% cash due 1/19/2031			—	(13)	—	(5)(8)(9)
						30,346	30,740

Next Holdco, LLC 701 Garden View Ct, Suite 19 Encinitas, CA 92024	Health Care Technology
		First Lien Term Loan, SOFR+5.25% cash due 11/12/2030			—	(65)	(74)	(5)(8)(9)
		First Lien Revolver, SOFR+5.25% cash due 11/8/2029			—	(46)	(40)	(5)(8)(9)
		First Lien Term Loan, SOFR+5.25% cash due 11/9/2030		9.48%	17,650	17,493	17,486	(5)(8)
		First Lien Term Loan, SOFR+5.25% cash due 11/12/2030		9.48%	45,925	45,422	45,498	(5)(8)
						62,804	62,870

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Nexus Buyer LLC	Specialized Finance
1300 N 17th Street, Suite 1800 Arlington, VA 22209		Second Lien Term Loan, SOFR+5.75% cash due 2/16/2032		9.91%	70,644	70,013	70,653
						70,013	70,653

NFM & J, L.P. 217 N. Howard Ave., Suite 200 Tampa, FL 33606	Diversified Support Services
		First Lien Term Loan, SOFR+5.75% cash due 11/10/2029		10.05%	1,372	1,238	1,284	(5)(8)(9)
		First Lien Term Loan, SOFR+5.75% cash due 11/10/2029		10.08%	21,884	21,504	21,728	(5)(8)
		First Lien Revolver, PRIME+4.75% cash due 11/10/2029		12.00%	785	702	751	(5)(8)(9)
						23,444	23,763

Nidda BondCo GmbH Stadastraße 2-18 61118 Bad Vilbel Germany	Health Care Services
		First Lien Term Loan, SONIA+4.75% cash due 5/28/2032		8.72%	£ 29,750	39,635	40,256	(5)(10)
						39,635	40,256

North Star Acquisitionco, LLC	Education Services
366 Madison Avenue, 4th Floor New York, NY 10017		First Lien Term Loan, SOFR+4.50% cash due 5/3/2029		8.72%	5,729	6,137	6,214	(5)(8)(9)(10)
		First Lien Term Loan, SOFR+4.50% cash due 5/3/2029		8.50%	3,313	3,274	3,313	(5)(8)
		First Lien Term Loan, SONIA+4.50% cash due 5/3/2029		8.47%	£3,140	3,913	4,227	(5)(8)(10)
		First Lien Term Loan, SOFR+4.50% cash due 5/3/2029		8.50%	36,168	35,736	36,168	(5)(8)
		First Lien Term Loan, NIBOR+4.50% cash due 5/3/2029		8.64%	Nkr 68,811	6,192	6,896	(5)(8)(10)
		First Lien Term Loan, SOFR+4.50% cash due 5/3/2029		8.50%	27,846	27,746	27,846	(5)(8)(10)
		First Lien Revolver, SOFR+4.50% cash due 5/3/2029			—	(24)	—	(5)(8)(9)(10)
		First Lien Revolver, SOFR+4.50% cash due 5/3/2029		8.82%	1,657	1,604	1,657	(5)(8)(9)
						84,578	86,321

OFSI Fund Ltd 10 South Wacker Drive, Suite 2500 Chicago, IL 60606	Multi-Sector Holdings
		CLO Notes, SOFR+7.48% cash due 4/20/2034		11.81%	1,105	1,052	1,089	(5)(10)
						1,052	1,089

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
OneOncology, LLC 424 Church Street, Suite 2400 Nashville, TN 37219	Health Care Services
		First Lien Term Loan, SOFR+5.00% cash due 6/10/2030		9.00%	17,008	16,838	17,008	(5)(8)
		First Lien Term Loan, SOFR+4.75% cash due 6/10/2030		8.75%	8,475	8,263	8,475	(5)(8)
		First Lien Term Loan, SOFR+4.75% cash due 6/10/2030		8.75%	50,432	49,898	49,807	(5)(8)(9)
		First Lien Term Loan, SOFR+5.00% cash due 6/10/2030		9.00%	22,764	22,536	22,764	(5)(8)
		First Lien Term Loan, SOFR+4.75% cash due 6/10/2030		8.75%	22,427	22,052	22,203	(5)(8)
		First Lien Revolver, SOFR+4.75% cash due 6/11/2029			—	(203)	(179)	(5)(8)(9)
						119,384	120,078

Optimizely North America Inc.	Application Software
119 5th Ave, 7th Floor New York, NY 10003		First Lien Term Loan, SOFR+5.00% cash due 10/30/2031		9.16%	47,535	47,122	47,103	(5)(8)(10)
		First Lien Revolver, SOFR+5.00% cash due 10/30/2031			—	(62)	(65)	(5)(8)(9)(10)
						47,060	47,038

Optimizely Sweden Holdings AB	Application Software
Hamngatan 26 Stockholm, 111 47 Sweden		First Lien Term Loan, E+5.25% cash due 10/30/2031		7.15%	€16,974	18,281	19,765	(5)(8)(10)
		First Lien Term Loan, SONIA+5.50% cash due 10/30/2031		9.47%	£ 5,658	7,297	7,547	(5)(8)(10)
						25,578	27,312

PAI Financing Merger Sub LLC	Pharmaceuticals
78 St James’s Street London SW1A 1JB United Kingdom		First Lien Term Loan, SOFR+4.50% cash due 2/13/2032		8.50%	74,255	73,241	73,141	(5)(8)
		First Lien Revolver, SOFR+4.50% cash due 2/13/2032			—	(216)	(237)	(5)(8)(9)
						73,025	72,904

Paratek Pharmaceuticals Inc	Pharmaceuticals
75 Arlington Street, Suite 500 Boston, MA 02116		First Lien Term Loan, SOFR+6.50% cash due 11/21/2028		10.50%	18,387	18,222	18,295	(5)(8)
						18,222	18,295

Paulus Holdings Public Limited Company	Health Care Technology
Third Floor, Block 1 West Pier Business Campus Dun Laoghaire, Dublin Ireland		84,181 Preferred Stock Units				1,622	2,625	(8)(10)(14)
		18,492 Common Stock Warrants				356	576	(8)(10)(14)
						1,978	3,201

Peraton Corp. 1875 Explorer Street Reston, VA 20190	Aerospace & Defense
		First Lien Term Loan, SOFR+3.75% cash due 2/1/2028		8.01%	7,374	7,340	6,238	(5)
						7,340	6,238

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
PetSmart LLC 19601 North 27th Avenue Phoenix, AZ 85027	Other Specialty Retail
		First Lien Term Loan, SOFR+4.00% cash due 8/1/2032		8.14%	40,642	40,245	40,083	(5)(10)
						40,245	40,083

PetVet Care Centers, LLC	Health Care Services
1 Gorham Island Road Westport, CT 06880		First Lien Term Loan, SOFR+6.00% cash due 11/15/2030		10.16%	72,358	71,299	66,562	(5)(8)
		First Lien Term Loan, SOFR+6.00% cash due 11/15/2030			—	(96)	(697)	(5)(8)(9)
		First Lien Revolver, SOFR+6.00% cash due 11/15/2029			—	(132)	(678)	(5)(8)(9)
		6,338 Preferred Stock Units				6,211	7,175	(8)(14)
						77,282	72,362

Pluralsight, LLC 1500 Solana Blvd, Building 6 - Floor 4 Suite 6400 Westlake, TX 76262	Application Software
		First Lien Term Loan, SOFR+4.50% cash, 1.50% PIK due 8/22/2029		7.20%	3,361	3,361	3,361	(5)(8)
		First Lien Term Loan, SOFR+4.50% cash, 1.50% PIK due 8/22/2029		7.20%	1,940	1,940	1,940	(5)(8)
		First Lien Term Loan, SOFR+7.50% cash, 11.70% PIK due 8/22/2029			5,623	5,623	5,623	(5)(8)
		First Lien Term Loan, SOFR+4.50% cash due 8/22/2029			—	—	—	(5)(8)(9)
		First Lien Revolver, SOFR+4.50% cash due 8/22/2029			—	—	—	(5)(8)(9)
		1,658,698 Common Stock Units	1.36%			5,540	3,085	(8)(14)
						16,464	14,009

Poseidon Midco AB	Pharmaceuticals
Solnavägen 3h 113 63 Stockholm Sweden		First Lien Term Loan, SOFR+5.50% cash due 9/17/2031		9.75%	23,063	22,832	23,063	(5)(8)(9)(10)
		First Lien Term Loan, E+5.00% cash due 9/17/2031			—	(194)	(202)	(5)(8)(9)(10)
		First Lien Term Loan, E+5.25% cash due 9/17/2031		7.31%	€50,768	55,252	59,652	(5)(8)(10)
						77,890	82,513

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
PPW Aero Buyer, Inc. 200 Adams Street Manchester, CT 06042	Aerospace & Defense
		First Lien Term Loan, SOFR+5.00% cash due 9/30/2031			—	(18)	(18)	(5)(8)(9)
		First Lien Revolver, SOFR+5.00% cash due 9/30/2031			—	(87)	(7)	(5)(8)(9)
		First Lien Term Loan, SOFR+5.00% cash due 9/30/2031		9.00%	18,573	18,565	18,565	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 9/30/2031		9.00%	10,349	10,245	10,349	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 9/30/2031			—	(11)	—	(5)(8)(9)
		First Lien Term Loan, SOFR+5.00% cash due 9/30/2031		9.00%	36,789	36,716	36,789	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 9/30/2031		9.00%	26,220	25,490	26,220	(5)(8)
						90,900	91,898

Profrac Holdings II, LLC 333 Shops Boulevard, Suite 301 Willow Park, TX 76087	Industrial Machinery & Supplies & Components
		First Lien Floating Rate Bond, SOFR+7.25% cash due 1/23/2029		11.23%	58,690	58,103	58,068	(5)(8)(10)
						58,103	58,068

Project Accelerate Parent, LLC	Systems Software
208 E Kiehl Ave Sherwood, AR 72120		First Lien Term Loan, SOFR+5.25% cash due 2/24/2031		9.41%	43,203	42,870	43,203	(5)(8)
		First Lien Revolver, SOFR+5.25% cash due 2/22/2031			—	(48)	—	(5)(8)(9)
						42,822	43,203

Propio LS, LLC 10801 Mastin Street, Suite 580 Overland Park, KS 66210	Diversified Support Services
		First Lien Term Loan, SOFR+4.75% cash due 5/10/2030		8.75%	10,189	10,087	10,097
		First Lien Term Loan, SOFR+4.75% cash due 5/10/2030		9.05%	27,834	27,555	27,583	(5)(8)
		First Lien Revolver, SOFR+4.75% cash due 5/10/2030			—	(10)	(9)	(5)(8)(9)
						37,632	37,671

Prosper Credit Card 2024-1	Specialized Finance
221 Main Street, Suite 300 San Francisco, CA 94105		CLO Notes, 7.15% cash due 10/15/2034		7.15%	5,240	5,227	5,260	(8)(10)
		CLO Notes, 10.05% cash due 10/15/2034		10.05%	5,471	5,391	5,450	(8)(10)
		CLO Notes, 14.64% cash due 10/15/2034		14.64%	7,289	7,289	7,314	(8)(10)
						17,907	18,024

Protein for Pets Opco, LLC	Packaged Foods & Meats
601 13th Street Monett, MO 65708		First Lien Term Loan, SOFR+5.25% cash due 9/20/2030		9.41%	62,936	61,973	61,633	(5)(8)
		First Lien Revolver, SOFR+5.25% cash due 9/20/2030		9.41%	1,793	1,691	1,655	(5)(8)(9)
						63,664	63,288

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Quantum Bidco Limited	Food Distributors
9 Wells Place Redhill, RH1 3AS United Kingdom		First Lien Term Loan, SONIA+5.50% cash due 1/31/2028		9.74%	£27,922	35,193	37,590	(5)(8)(10)
						35,193	37,590

Renaissance Holding Corp.	Education Services
2911 Peach Street Wisconsin Rapids, WI 54494		First Lien Term Loan, SOFR+4.00% cash due 4/5/2030		8.16%	38,792	35,989	33,720	(5)
						35,989	33,720

Rockford Tower CLO 2024-1	Multi-Sector Holdings
299 Park Avenue, 40th Floor New York, NY 10171		CLO Notes, SOFR+7.48% cash due 4/20/2037		11.81%	2,500	2,478	2,538	(5)(10)
						2,478	2,538

RWK Midco AB Vasagatan 38 C/o TMF Sweden AB 111 20 Stockholm Sweden	Life Sciences Tools & Services
		First Lien Term Loan, SOFR+4.75% cash due 7/1/2032			—	(179)	(165)	(5)(8)(9)(10)
		First Lien Term Loan, SOFR+4.75% cash due 7/1/2032		8.91%	70,109	72,380	72,445	(5)(8)(10)
						72,201	72,280

Saratoga 535 Madison Ave New York, NY 10022	Diversified Financial Services
		Credit Linked Note, SOFR+5.33% cash due 12/31/2029		9.86%	91,668	91,282	93,043	(5)(8)(10)(12)
						91,282	93,043

Secure Acquisition Inc. 3500 West Tacoma Broken Arrow, OK 74012	Paper & Plastic Packaging Products & Materials
		First Lien Term Loan, SOFR+3.75% cash due 12/16/2028		7.75%	31,622	31,565	31,760	(5)
						31,565	31,760

SEI Holding I Corporation 1 Freedom Valley Drive Oaks, PA 19456	Trading Companies & Distributors
		First Lien Term Loan, SOFR+5.00% cash due 3/27/2028		9.18%	2,456	2,423	2,419	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 3/27/2028		9.25%	3,332	3,269	3,251	(5)(8)(9)
		First Lien Revolver, SOFR+5.00% cash due 3/27/2028			—	(38)	(57)	(5)(8)(9)
		First Lien Term Loan, SOFR+5.00% cash due 3/27/2028			—	(29)	(128)	(5)(8)(9)
		First Lien Term Loan, SOFR+5.00% cash due 3/27/2028		9.16%	17,070	16,815	16,813	(5)(8)
						22,440	22,298

Seres Therapeutics, Inc.	Biotechnology
101 Cambridge Park Drive Cambridge MA 02140		4,674 Common Stock Warrants			—	293	40	(8)(10)(14)
						293	40

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Sierra Enterprises, LLC 3158 East Hamilton Avenue Fresno, CA 93702	Soft Drinks & Non-alcoholic Beverages
		First Lien Term Loan, SOFR+6.00% cash due 5/20/2030		10.00%	57,240	56,444	56,484	(5)(8)
		First Lien Revolver, SOFR+6.00% cash due 5/20/2030			—	(101)	(96)	(5)(8)(9)
						56,343	56,388

Sorenson Communications, LLC	Communications Equipment
4192 South Riverboat Road Salt Lake City, UT 84123		First Lien Term Loan, SOFR+5.75% cash due 4/19/2029		9.91%	82,936	81,759	81,609	(5)(8)
		First Lien Revolver, SOFR+5.75% cash due 4/19/2029			—	(144)	(159)	(5)(8)(9)
						81,615	81,450

Sphynx UK Bidco Ltd 5 Churchill Place, 10th Floor London, E14 5HU United Kingdom	Packaged Foods & Meats
		First Lien Term Loan, BBSW+4.75% cash due 9/2/2032		8.35%	A$8,490	5,469	5,557
		First Lien Term Loan, E+4.75% cash due 9/2/2032		6.82%	€4,699	5,412	5,452
		First Lien Term Loan, SONIA+4.75% cash due 8/15/2032		8.72%	£18,960	25,086	25,206
						35,967	36,215

Spruce Bidco I Inc. 1001 Pennsylvania Avenue NW Suite 220 South Washington, DC 20004	Health Care Equipment
		First Lien Term Loan, TONA+5.25% cash due 1/30/2032		6.00%	¥2,257,303	14,379	15,068	(5)(8)
		First Lien Term Loan, CORRA+5.00% cash due 1/30/2032		7.72%	C$ 21,111	14,378	14,957	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 1/30/2032		9.13%	116,604	115,021	114,948	(5)(8)
		First Lien Revolver, SOFR+5.00% cash due 1/30/2032			—	(358)	(377)	(5)(8)(9)
						143,420	144,596

Staples, Inc. 500 Staples Dr Framingham, MA 01702	Office Services & Supplies
		Fixed Rate Bond, 10.75 % cash due 9/1/2029		10.75%	26,481	25,576	26,316
		First Lien Term Loan, SOFR+5.75% cash due 9/4/2029		10.05%	23,649	22,784	22,485	(5)
						48,360	48,801

Star Parent, Inc. 1030 Sync Street Morrisville, NC 27560	Life Sciences Tools & Services
		First Lien Term Loan, SOFR+4.00% cash due 9/27/2030		8.00%	65,183	64,063	65,265	(5)
						64,063	65,265

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
SumUp Holdings Luxembourg	Diversified Financial Services
Rue Michel Rodange 20 2430 Luxembourg Luxembourg		First Lien Term Loan, E+6.50% cash due 4/25/2031		8.52%	€48,203	50,670	55,547	(5)(8)(9)(10)
						50,670	55,547

TBRS, Inc. 6112 N 14th St Phoenix, AZ 85014	Health Care Supplies
		First Lien Term Loan, SOFR+4.75% cash due 11/22/2031		8.75%	56,457	56,023	55,892	(5)(8)
		First Lien Term Loan, SOFR+4.75% cash due11/22/2031			—	(52)	(33)	(5)(8)(9)
		First Lien Revolver, SOFR+4.75% cash due 11/22/2030		8.95%	468	403	392	(5)(8)(9)
						56,374	56,251

Ten-X LLC 17600 Laguna Canyon Rd Irvine, CA 92618	Interactive Media & Services
		First Lien Term Loan, SOFR+6.00% cash due 5/26/2028		10.04%	24,340	23,691	21,359	(5)
						23,691	21,359

THG Acquisition, LLC	Insurance Brokers
6802 Paragon Place, Suite 200 Richmond, VA 23230		First Lien Term Loan, SOFR+4.75% cash due 10/31/2031		8.91%	1,838	1,780	1,814	(5)(8)(9)(10)
		First Lien Term Loan, SOFR+4.75% cash due 10/31/2031		8.91%	50,579	50,140	50,469	(5)(8)(10)
		First Lien Revolver, SOFR+4.75% cash due 10/31/2031		8.91%	421	372	410	(5)(8)(9)(10)
						52,292	52,693

Transit Buyer LLC 430 Park Avenue, 14th Floor New York, NY 10022	Diversified Support Services
		First Lien Term Loan, SOFR+5.00% cash due 1/31/2029			—	(9)	(12)	(5)(8)(9)
		First Lien Term Loan, SOFR+5.00% cash due 1/31/2029		9.03%	8,060	7,956	8,012	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 1/31/2029		9.03%	3,801	3,759	3,778	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 1/31/2029		9.00%	8,257	8,165	8,208	(5)(8)
						19,871	19,986

Trident TPI Holdings Inc	Metal, Glass & Plastic Containers
460 East Swedesford Road, Suite 3000 Wayne, PA 19087		First Lien Term Loan, SOFR+3.75% cash due 9/15/2028		7.75%	12,251	12,251	12,053	(5)
						12,251	12,053

Trinitas CLO VI Ltd. 200 Crescent Court, Suite 1175 Dallas, TX 75201	Multi-Sector Holdings
		CLO Notes, SOFR+7.08% cash due 1/25/2034		11.40%	2,785	2,627	2,746	(5)(10)
						2,627	2,746

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Truck-Lite Co., LLC 5340 Fryling Rd, Suite 300 Erie, PA 16510	Construction Machinery & Heavy Transportation Equipment
		First Lien Term Loan, SOFR+5.00% cash due 2/13/2032		8.89%	2,019	2,000	1,999	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 2/13/2032		8.89%	7,720	7,523	7,530	(5)(8)(9)
		First Lien Term Loan, SOFR+5.00% cash due 2/13/2032		8.89%	76,676	75,554	75,925	(5)(8)
		First Lien Term Loan, SOFR+5.00% cash due 2/13/2032			—	(41)	(28)	(5)(8)(9)
		First Lien Term Loan, SOFR+5.00% cash due 2/13/2032			—	(69)	(95)	(5)(8)(9)
		First Lien Revolver, SOFR+5.00% cash due 2/13/2031			—	(110)	(76)	(5)(8)(9)
						84,857	85,255

US WorldMeds Ventures, LLC 4441 Springdale Road Louisville, KY 40241	Pharmaceuticals
		First Lien Term Loan, SOFR+6.25% cash due 7/31/2030			—	—	—	(5)(8)(9)
		First Lien Term Loan, SOFR+6.25% cash due 7/31/2030			—	—	—	(5)(8)(9)
		First Lien Term Loan, SOFR+6.25% cash due 7/31/2030		10.25%	22,004	21,579	21,608
						21,579	21,608

USIC Holdings, Inc. 9045 N River Rd, Suite 200 Indianapolis, IN 46240	Diversified Support Services
		First Lien Term Loan, SOFR+5.50% cash due 9/10/2031		9.70%	1,240	1,240	1,241	(5)(8)(9)
		First Lien Term Loan, SOFR+5.75% cash, 3.13% PIK due 9/10/2031		6.82%	16,907	16,738	16,910	(5)(8)
		First Lien Revolver, SOFR+5.25% cash due 9/10/2031		9.48%	2,055	2,005	2,055	(5)(8)(9)
		First Lien Term Loan, SOFR+5.50% cash due 9/10/2031		9.70%	45,964	45,573	45,973
						65,556	66,179

Verde Purchaser, LLC 375 Park Ave., 18th Floor New York, NY 10152	Trading Companies & Distributors
		First Lien Term Loan, SOFR+4.00% cash due 11/30/2030		8.00%	16,191	16,121	16,051	(5)
						16,121	16,051

Verona Pharma, Inc. 3 More London Riverside London, UK SE1 2RE United Kingdom	Pharmaceuticals
		First Lien Term Loan, 9.70% cash due 5/9/2029		9.70%	6,308	6,182	6,529	(8)(10)
		First Lien Term Loan, 9.70% cash due 5/9/2029		9.70%	6,758	6,623	6,995	(8)(10)
		First Lien Term Loan, 9.70% cash due 5/9/2029		9.70%	4,956	4,885	5,129	(8)(10)
		First Lien Term Loan, 11.00% cash due 5/9/2029		11.00%	—	—	—	(8)(9)(10)
						17,690	18,653

Name and Address of Portfolio Company (1)(2)(3)(4)(5)	Principal Business	Title of Securities Held by OSCF	Percentage of Ownership Interest*	Cash Interest Rate	Principal ($ in thousands unless otherwise indicated) (7)	Cost ($ in thousands)	Fair Value ($ in thousands)	Notes
Violin Finco Guernsey Limited	Asset Management & Custody Banks
45 Gresham Street London, EC2V 7BG United Kingdom		First Lien Term Loan, SONIA+5.25% cash due 6/24/2031			—	(16)	—	(5)(8)(9)(10)
		First Lien Term Loan, SONIA+5.25% cash due 6/24/2031		9.22%	£40,334	50,761	54,300	(5)(8)(10)
						50,745	54,300

Werner Finco LP	Building Products
522 Fifth Avenue New York, NY 10036		First Lien Term Loan, SOFR+5.50% cash due 6/16/2031		9.52%	48,905	48,208	48,245	(5)(8)
						48,208	48,245

West Star Aviation Acquisition LLC	Aerospace & Defense
2 Airline Court East Alton, IL 62024		First Lien Term Loan, SOFR+4.50% cash due 5/20/2032			—	(52)	—	(5)(8)(9)
		First Lien Term Loan, SOFR+4.50% cash due 5/20/2032		8.66%	66,145	65,649	66,040	(5)(8)
		First Lien Revolver, SOFR+4.50% cash due 5/20/2032		8.67%	1,850	1,781	1,835	(5)(8)(9)
						67,378	67,875

Whitney Merger Sub, Inc.	Application Software
3150 Sabre Drive Southlake, TX 76092		First Lien Term Loan, SOFR+4.75% cash due 7/3/2032		8.75%	68,401	67,717	67,765	(5)(8)
		First Lien Revolver, SOFR+4.75% cash due 7/3/2032			—	(98)	(91)	(5)(8)(9)
						67,619	67,674

Woodmont 2022-9 Trust 15 Earlsfort Terrace Dublin, D02 YX28 Ireland	Multi-Sector Holdings
		CLO Notes, SOFR+7.77% cash due 10/25/2036		12.09%	9,385	9,298	9,282	(5)(10)
						9,298	9,282

WP CPP Holdings, LLC 1621 Euclid Avenue, Suite 1850 Cleveland, OH 44115	Aerospace & Defense
		First Lien Term Loan, SOFR+7.00% cash, 3.88% PIK due 11/29/2029		7.29%	2,636	2,636	2,639	(5)(8)
		First Lien Term Loan, SOFR+7.00% cash, 3.88% PIK due 11/28/2029		7.29%	55,625	54,718	55,653	(5)(8)
		First Lien Revolver, SOFR+7.00% cash due 11/28/2029			—	(101)	(17)	(5)(8)(9)
						57,253	58,275

X Holdings Corp. 865 FM 1209, Building 2 Bastrop, TX 78602	Interactive Media & Services
		First Lien Term Loan, SOFR+6.50% cash due 10/26/2029		10.96%	23,535	23,486	23,119	(5)
		First Lien Term Loan, 9.50% cash due 10/26/2029		9.50%	10,000	9,751	10,045
						33,237	33,164

(1)	All debt investments are income producing unless otherwise noted. All equity investments are non-income producing unless otherwise noted.
(2)
See Note 3 in the accompanying notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended September 30, 2025 for portfolio composition by geographic region.

(3)
Each of our investments is pledged as collateral under one or more of its credit facilities. A single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(4)
Interest rates may be adjusted from period to period on certain term loans and revolvers. These rate adjustments may be either temporary in nature due to tier pricing arrangements or financial or payment covenant violations in the original credit agreements or permanent in nature per loan amendment or waiver documents.

(5)
The interest rate on the principal balance outstanding for most floating rate loans is indexed to the SOFR, the euro interbank offered rate (“EURIBOR” or “E”), SONIA, the Tokyo overnight average rate (“TONA”), the Canadian overnight repo rate average (“CORRA”), the bank bill swap rate (“BBSW”), the Norwegian interbank offered rate (“NIBOR”), the Stockholm interbank offered rate (“STIBOR”), and/or an alternate base rate (e.g., prime rate), which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, we have provided the applicable margin over the reference rate or the alternate base rate based on each respective credit agreement and the cash interest rate as of period end. As of September 30, 2025, the reference rates for our variable rate loans were the
30-day
SOFR at 4.13%, the
90-day
SOFR at 3.98%, the
180-day
SOFR at 3.85%, the PRIME at 7.25%, the SONIA at 4.19%, the TONA at 0.75%, the
90-day
CORRA at 2.54%, the
90-day
BBSW at 3.58%, the
90-day
NIBOR at 4.13%, the
90-day
STIBOR at 1.89%, the
30-day
EURIBOR at 1.93%, the
90-day
EURIBOR at 2.03% and the
180-day
EURIBOR at 2.10%. Most loans include an interest floor, which generally ranges from 0% to 3.00%. SOFR and SONIA based contracts may include a credit spread adjustment that is charged in addition to the base rate and the stated spread.

(6)
Principal includes accumulated PIK interest and is net of repayments, if any. “€” signifies the investment is denominated in Euros. “£” signifies the investment is denominated in British Pounds. “C$” signifies the investment is denominated in Canadian dollar. “¥” signifies the investment is denominated in Japanese Yen. “Nkr” signifies the investment is denominated in Norwegian Krone. “kr” signifies the investment is denominated in Swedish Krone. All other investments are denominated in U.S. dollars.

(7)
Non-Control/Non-Affiliate
Investments are investments that are neither Control Investments nor Affiliate Investments. Control Investments generally are defined by the Investment Company Act, as investments in companies in which we own more than 25% of the voting securities and/or has the power to exercise control over the management or policies of the company. Affiliate Investments generally are defined by the Investment Company Act as investments in companies in which we own between 5% and 25% of the voting securities.

(8)	As of September 30, 2025, these investments are categorized as Level 3 within the fair value hierarchy established by ASC 820 and were valued using significant unobservable inputs.
(9)
Investment has undrawn commitments. Unamortized fees are classified as unearned income which reduces cost basis, which may result in a negative cost basis. A negative fair value may result from the unfunded commitment being valued below par.

(10)
Investment is not a qualifying asset as defined under Section 55(a) of the Investment Company Act. Under the Investment Company Act, we may not acquire any non-qualifying
asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets. As of September 30, 2025, qualifying assets represented 72.1% of our total assets and non-qualifying
assets represented 27.9% of our total assets.

(11)	This investment was on non-accrual status as of September 30, 2025.
(12)
This investment represents a credit default swap that functions, in substance, like a credit linked note and represents a credit risk transfer for a pool of reference assets owned by a bank. We fully funded margin up front and in return we receive periodic interest payments. Our risk of loss is limited to the principal amount disclosed herein. The reference assets are primarily composed of investment grade corporate debt. We may be exposed to counterparty risk, which could make it difficult for the Fund to collect on obligations, thereby resulting in potentially significant losses. In addition, we only have a contractual relationship with the bank, and not with the reference obligors of the reference assets. Accordingly, we generally may have no right to directly enforce compliance by the reference obligors with the terms of the reference assets. We will not directly benefit from the reference assets and will not have the benefit of the remedies that would normally be available to a holder of such reference assets. In addition, in the event of the insolvency of the counterparty, we may be treated as a general creditor of such counterparty, and will not have any claim with respect to the reference assets.

(13)	Income producing through payment of dividends or distributions.
(14)
Security acquired in transaction exempt from registration under the Securities Act and may be deemed to be “restricted security” under the Securities Act. As of September 30, 2025, the aggregate fair value of these securities is $31,652, or 0.7% of our net assets. The acquisition dates of the restricted securities are as follows:

Portfolio Company	Type of Investment	Acquisition Date
ADC Therapeutics SA	Warrants	8/15/2022
AIP RD Buyer Corp.	Common Stock	12/23/2021
athenahealth Group Inc.	Preferred Equity	2/15/2022
BioXcel Therapeutics, Inc.	Common Stock	11/25/2024
BioXcel Therapeutics, Inc.	Warrants	4/28/2022
BioXcel Therapeutics, Inc.	Warrants	3/20/2024
Delta Leasing SPV II LLC	Preferred Equity	8/31/2022
Delta Leasing SPV II LLC	Common Stock	8/31/2022
Delta Leasing SPV II LLC	Warrants	8/31/2022
Eyesouth Eye Care Holdco LLC	Common Stock	10/7/2022
JN Bidco LLC	Common Stock	8/12/2024
Mesoblast, Inc.	Warrants	12/20/2021
Paulus Holdings Public Limited Company	Preferred Equity	10/14/2022
Paulus Holdings Public Limited Company	Warrants	10/14/2022
PetVet Care Centers, LLC	Preferred Equity	11/14/2023
Pluralsight, LLC	Common Stock	8/22/2024
Seres Therapeutics, Inc.	Warrants	4/27/2023

(1)	All debt investments are income producing unless otherwise noted. All equity investments are non-income producing unless otherwise noted.

(2)	See Note 3 in the accompanying notes to the Consolidated Financial Statements included elsewhere in this prospectus for portfolio composition by geographic region.

(3)
Each of the Fund’s investments is pledged as collateral under one or more of its credit facilities. A single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(4)
Interest rates may be adjusted from period to period on certain term loans and revolvers. These rate adjustments may be either temporary in nature due to tier pricing arrangements or financial or payment covenant violations in the original credit agreements or permanent in nature per loan amendment or waiver documents.

(5)
The interest rate on the principal balance outstanding for most floating rate loans is indexed to the SOFR, the euro interbank offered rate (“EURIBOR” or “E”), SONIA, the Tokyo overnight average rate (“TONA”), the Canadian overnight repo rate average (“CORRA”), the bank bill swap rate (“BBSW”), the Norwegian interbank offered rate (“NIBOR”), the Stockholm interbank offered rate (“STIBOR”), and/or an alternate base rate (e.g., prime rate), which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the Fund has provided the applicable margin over the reference rate or the alternate base rate based on each respective credit agreement and the cash interest rate as of period end. As of September 30, 2025, the reference rates for the Fund’s variable rate loans were the
30-day
SOFR at 4.13%, the
90-day
SOFR at 3.98%, the
180-day
SOFR at 3.85%, the PRIME at 7.25%, the SONIA at 4.19%, the TONA at 0.75%, the
90-day
CORRA at 2.54%, the
90-day
BBSW at 3.58%, the
90-day
NIBOR at 4.13%, the
90-day
STIBOR at 1.89%, the
30-day
EURIBOR at 1.93%, the
90-day
EURIBOR at 2.03% and the
180-day
EURIBOR at 2.10%. Most loans include an interest floor, which generally ranges from 0% to 3.00%. SOFR and SONIA based contracts may include a credit spread adjustment that is charged in addition to the base rate and the stated spread.

(6)
Principal includes accumulated PIK interest and is net of repayments, if any. “€” signifies the investment is denominated in Euros. “£” signifies the investment is denominated in British Pounds. “C$” signifies the investment is denominated in Canadian dollar. “¥” signifies the investment is denominated in Japanese Yen. “Nkr” signifies the investment is denominated in Norwegian Krone. “kr” signifies the investment is denominated in Swedish Krone. All other investments are denominated in U.S. dollars.

(7)
Non-Control/Non-Affiliate
Investments are investments that are neither Control Investments nor Affiliate Investments. Control Investments generally are defined by the Investment Company Act, as investments in companies in which the Fund owns more than 25% of the voting securities and/or has the power to exercise control over the management or policies of the company. Affiliate Investments generally are defined by the Investment Company Act as investments in companies in which the Fund owns between 5% and 25% of the voting securities.

(8)	As of September 30, 2025, these investments are categorized as Level 3 within the fair value hierarchy established by ASC 820 and were valued using significant unobservable inputs.

(9)
Investment has undrawn commitments. Unamortized fees are classified as unearned income which reduces cost basis, which may result in a negative cost basis. A negative fair value may result from the unfunded commitment being valued below par.

(10)
Investment is not a qualifying asset as defined under Section 55(a) of the Investment Company Act. Under the Investment Company Act, the Fund may not acquire any non-qualifying
asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Fund’s total assets. As of September 30, 2025, qualifying assets represented 72.1% of the Fund’s total assets and non-qualifying
assets represented 27.9% of the Fund’s total assets.

(11)	This investment was on non-accrual status as of September 30, 2025.

(12)
This investment represents a credit default swap that functions, in substance, like a credit linked note and represents a credit risk transfer for a pool of reference assets owned by a bank. The Fund fully funded margin up front and in return the Fund receives periodic interest payments. The Fund’s risk of loss is limited to the principal amount disclosed herein. The reference assets are primarily composed of investment grade corporate debt. The Fund may be exposed to counterparty risk, which could make it difficult for the Fund to collect on obligations, thereby resulting in potentially significant losses. In addition, the Fund only has a contractual relationship with the bank, and not with the reference obligors of the reference assets. Accordingly, the Fund generally may have no right to directly enforce compliance by the reference obligors with the terms of the reference assets. The Fund will not directly benefit from the reference assets and will not have the benefit of the remedies that would normally be available to a holder of such reference assets. In addition, in the event of the insolvency of the counterparty, the Fund may be treated as a general creditor of such counterparty, and will not have any claim with respect to the reference assets.

(13)	Income producing through payment of dividends or distributions.

(14)
Security acquired in transaction exempt from registration under the Securities Act and may be deemed to be “restricted security” under the Securities Act. As of September 30, 2025, the aggregate fair value of these securities is $31,652, or 0.7% of the Fund’s net assets. The acquisition dates of the restricted securities are as follows:

Portfolio Company	Type of Investment	Acquisition Date
ADC Therapeutics SA	Warrants	8/15/2022
AIP RD Buyer Corp.	Common Stock	12/23/2021
athenahealth Group Inc.	Preferred Equity	2/15/2022
BioXcel Therapeutics, Inc.	Common Stock	11/25/2024
BioXcel Therapeutics, Inc.	Warrants	4/28/2022
BioXcel Therapeutics, Inc.	Warrants	3/20/2024
Delta Leasing SPV II LLC	Preferred Equity	8/31/2022
Delta Leasing SPV II LLC	Common Stock	8/31/2022
Delta Leasing SPV II LLC	Warrants	8/31/2022
Eyesouth Eye Care Holdco LLC	Common Stock	10/7/2022
JN Bidco LLC	Common Stock	8/12/2024
Mesoblast, Inc.	Warrants	12/20/2021
Paulus Holdings Public Limited Company	Preferred Equity	10/14/2022
Paulus Holdings Public Limited Company	Warrants	10/14/2022
PetVet Care Centers, LLC	Preferred Equity	11/14/2023
Pluralsight, LLC	Common Stock	8/22/2024

Seres Therapeutics, Inc.	Warrants	4/27/2023

INVESTMENT OBJECTIVE AND STRATEGIES
We were formed on November 24, 2021, as a Delaware statutory trust. We were organized to invest primarily in originated loans and other securities, including syndicated loans, of private U.S. companies, including bespoke, highly negotiated loans and private equity-related financings such as those backing LBOs.
We have elected to be regulated as a BDC under the Investment Company Act. We have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a BDC and a RIC, we will be required to comply with certain regulatory requirements.
Our investment objective is to generate stable current income and long-term capital appreciation. We seek to meet our investment objective by primarily investing in private debt opportunities and by:

•
utilizing the experience and expertise of the management team of the Adviser in areas ranging from performing credit to opportunistic credit, over multiple market cycles, along with the broader resources of Oaktree, in sourcing, evaluating and structuring transactions, and Oaktree’s long-standing relationships with sponsors, management teams, capital raising advisors and issuers, subject to Oaktree’s policies and procedures regarding the management of conflicts of interest;

•
employing a disciplined credit underwriting process centered on risk control and focused on principal protection and loss avoidance primarily investing in private debt of medium-sized
companies, in loans with asset coverage ratios that the Adviser believes provide credit protection, and also seeking financial protections, including linking additional funding to achievement of credit de-risking
milestones where the Adviser believes necessary, one or more financial maintenance covenants;

•
curating a diversified portfolio of private debt across industries and transaction types such as LBO related financings and bespoke, highly negotiated loans, with opportunistic investments in discounted, high-quality public investments to enhance total return in times of significant market dislocation; and

•	maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio.
Consistent with Oaktree’s firm-wide investment philosophy, we seek to achieve our investment objective without subjecting principal to undue risk of loss by thoroughly evaluating credit fundamentals, monitoring appropriate credit metrics such as loan-to-value
and pursuing structural protections. This emphasis on downside protection generally means (1) we focus on the senior-most tranches within the capital structure, (2) we seek collateral value well in excess of the principal value of its investment and (3) we link additional funding to the achievement of credit de-risking
milestones.
Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in credit investments with varying maturities. “Credit investments” for this purpose includes the investments listed below other than investments in preferred stock, publicly traded or privately placed equity securities, warrants and options with respect to equity securities, money market mutual funds, cash and cash equivalents and equity of special purpose entities, which investments will not, in the aggregate, exceed 20% of our total assets under normal circumstances. For purposes of our 80% policy, we value any credit investments that are derivative instruments based on their market value. We expect that the majority of our portfolio will be made up of private credit investments in medium-sized
companies, including bespoke, highly negotiated loans and private equity-related financings such as those backing LBOs. For purposes of the foregoing, we consider a company to be
“medium-sized”
when it has EBITDA of between approximately $25 million and $150 million or it has an enterprise value of between approximately $250 million and $2 billion. We may look to enterprise value when we or our Adviser do not believe EBITDA is an appropriate metric for our purposes. To a lesser extent, we also invest in opportunistic credit. We expect that the opportunistic credit investments will generally be liquid, and may be used for the purposes of maintaining liquidity for our share repurchase program and cash management, while also presenting an opportunity for attractive investment returns.

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Under normal circumstances we expect that our portfolio and investing activities will predominantly include:

•
loans made directly to
non-U.S.
and U.S. borrowers, which may be long-term or short-term, secured or unsecured, “covenant-lite” (that is, lacking financial maintenance covenants), and may or may not have an equity component attached;

•
all types of publicly traded or privately placed debt securities and other obligations such as bank loans and participations, equipment trust certificates, mortgages, mezzanine debt or deeds of trust on real property and trade credit;

•	preferred stock;

•	publicly traded or privately placed equity securities, including common stock and preferred stock (including convertible preferred stock), as well as warrants with respect to such equity securities;

•	bridge financings to portfolio companies to facilitate buy-outs or acquisitions;

•	investments in the “when-issued” trading market, a market for conditional trades in securities that have been authorized but not yet issued;

•	follow-on, mutually reinforcing investments intended to result in a more successful business entity;

•	CLOs, CMBS, RMBS and other structured products, including investments in junior and/or equity tranches of such products;

•	securities or obligations of non-U.S. entities;

•	debt and equity securities acquired through tender offers;

•	options and warrants;

•	short sale transactions for hedging purposes;

•
temporary investments in one or more unaffiliated money market mutual funds or directly in certificates of deposit, commercial paper, interest-bearing government securities, repurchase contracts and other short-term instruments;

•	cash, cash equivalents and other liquid investments held in reserve;

•
all or a substantial portion of the equity of one or more special purpose entities formed for the purpose of purchasing the assets of a company directly, including in connection with sales under section 363 of the U.S. Bankruptcy Code; and

•	other investment techniques the Adviser believes will help us achieve our investment objective.
Most of our investments will be in private U.S. companies, but (subject to compliance with BDCs’ requirement to invest at least 70% of its assets in private U.S. companies), we also expect to invest to some extent in European and other
non-U.S.
companies. Subject to the limitations of the Investment Company Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by Other Oaktree Funds. See “—Regulation as a BDC.” From time to time, we may co-invest
with Other Oaktree Funds. See “—Allocation of Investment Opportunities—Exemptive Relief.”
We expect most of our debt investments will be unrated; however, some of our debt investments may be rated by a nationally recognized statistical rating organization, and, in such case, generally will carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service, Inc. or lower than
“BBB-”
by Standard & Poor’s Global Ratings). We expect that our unrated debt investments will generally have credit quality consistent with below investment grade securities. In addition, we may invest in CLOs and will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs.
Our debt investments will have varying maturities, and the maturity of our newly originated debt investments, in particular, will be driven by market dynamics at the time of investment and will change over time. There is no limit on the maturity or duration of any security we may hold in our portfolio.

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To seek to enhance our returns, we use and expect to continue to use leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the limitations set forth in the Investment Company Act; which currently allows us to borrow up to a 2:1 debt to equity ratio. We use leverage in the form of borrowings, including loans from certain financial institutions and we also may issue debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity
, cove
nant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Fund. Additionally, some of our portfolio companies may be highly leveraged. See “Risk Factors—Investment- Related Risks—Both our portfolio companies and the Fund may be leveraged.”
We have declared distributions each month beginning in July 2022 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital and liquidity needs and general financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
Our investments are subject to a number of risks. See “Risk Factors.”
The Adviser and the Administrator
The Fund’s investment activities are managed by Oaktree Fund Advisors, LLC, an investment adviser registered with the SEC under the Advisers Act. Our Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.
Oaktree Fund Administration, LLC, as our Administrator, provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board of Trustees, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services.
The Adviser is an affiliate of Oaktree and is led by substantially the same investment personnel as Oaktree. As such, our Adviser has access to the broader resources of Oaktree, subject to Oaktree’s policies and procedures regarding the management of conflicts of interest.
Oaktree is a leader among global investment managers specializing in alternative investments. Formed in April 1995 and headquartered in Los Angeles, California, Oaktree’s senior executives and investment professionals have focused on less efficient markets and alternative investments for the past 39 years. Oaktree’s origins in private credit began in the mezzanine financing space providing junior capital primarily to private equity-owned companies beginning in 2001. Oaktree has developed over 200 sponsor relationships since then, and over 81% of sponsor backed deals have been done with sponsors with whom Oaktree has previously transacted. Oaktree emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in real estate, opportunistic credit, corporate debt (including mezzanine finance, high yield debt and senior loans), control investing, convertible securities, listed equities and multi-strategy solutions. As of September 30, 2025, our Adviser and its affiliates had more than 1,400 professionals in 26 cities and 18 countries, including a deep and broad credit platform drawing from more than 375 highly experienced Investment Professionals with significant origination, structuring and underwriting expertise. Specifically, the Strategic Credit group that is primarily responsible for implementing our investment strategy consists of approximately 40 Investment Professionals led by Armen Panossian, our Chief Executive Officer and
Co-Chief
Investment Officer, who focus on the investment strategy employed by our Adviser and certain of its affiliates.

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Market Opportunity
We believe that there are and will continue to be significant investment opportunities in the targeted asset classes discussed above. Our primary focus is on identifying differentiated private lending opportunities, with a secondary emphasis on identifying opportunities in the public markets.
Private Lending Opportunities.
We believe that the market for lending to private companies is underserved and presents a compelling investment opportunity. We intend to focus on private lending opportunities in the following key areas:

•
Stressed Sector/Rescue Lending
. Individual businesses or sectors experiencing stress or reduced access to capital, which can create attractive private lending opportunities. Broad market weakness or sector-specific issues can constrain borrowers’ access to capital. Further, certain factors such as regulation may cause entire industries (e.g., energy) to be rebuffed by more traditional lenders (e.g., commercial banks) such that all borrowers in an industry lose access to capital, regardless of their individual financial condition. Often times, by sifting through an industry issuer-by-issuer,
the Investment Professionals can identify attractive investment opportunities that are over-secured by valuable assets.

•
Situational Lending
. Certain businesses may present challenges for traditional lenders to understand or value, thus presenting attractive lending opportunities for us. Prospective borrowers with little-to-no
revenue or EBITDA may be unable to secure financing from traditional lenders. In these instances, a debt-to-EBITDA
approach may not be appropriate, instead requiring a value-oriented approach that involves targeting low loan-to-value
ratios and negotiating bespoke covenants, contingencies and terms that help mitigate business-specific risks. Examples of these opportunities may include life sciences companies that have revenue-generating drugs and hard assets, but reinvest that capital into research and development for promising new products.

•
Sponsor-Related Financings
. Financing for portfolio companies backed by private equity firms is one of the most active areas of opportunity, including those opportunities related to LBOs and refinancings. The Investment Professionals have many longstanding relationships with established, reputable sponsors, and generally favor sponsors that view their portfolio companies as long-term partners and those that specialize in certain industries where they have subject matter expertise. In addition, the Investment Professionals have historically favored borrowers backed by sponsors that have demonstrated a willingness to invest large amounts of equity, which provides enhanced downside credit protection. Examples of these opportunities may include financings for software- or healthcare-focused borrowers backed by private equity firms.

•
Secondary Private Loans and Loan Portfolios
. With increasing frequency, some lenders and leverage providers are offering to sell individual loans or portfolios of loans. Several drivers may force these sellers to offload portfolios, such as performance concerns, near-term liquidity needs, leverage pressures or regulatory capital requirements. With our anticipated capital levels and the Adviser’s firsthand experience in workouts and restructurings, we may be able to purchase loans at attractive levels, often well below their assessed values. Examples of these opportunities may come from banks seeking to reduce geographic or sector concentration or BDCs seeking to resolve leverage issues driven by troubled performance.

Opportunities in Public Markets
. Certain factors may also drive opportunities for the Fund in the public market and will allow the Fund to leverage Oaktree’s broader credit platform and decades of credit investing experience. These factors may include:

•
Macro Factors
. Macro factors that drive market dislocations can ripple through the global economy and include sovereign debt crises, political elections, global pandemics, and other unexpected geopolitical events. These factors drive highly correlated “risk on” and “risk off” market swings and frequently result in the indiscriminate selling of securities and obligations at prices that the Investment Professionals believe are well below their intrinsic values.

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•
Industry Headwinds
. Select industries may face secular challenges or may fall out of favor due to a variety of factors such as evolving technology or regulation. These headwinds can cause the debt of financially sound and distressed companies alike to trade lower, potentially allowing the Investment Professionals to identify mispriced opportunities.

•
Company Characteristics
. Company-specific factors that drive market dislocations include over-leveraged balance sheets, near-term liquidity or maturity issues, secular pressures, acute shock to company operations, asset-light businesses and new or relatively small issuers. These factors may result in mispriced securities or require a highly structured direct loan.

The securities we may purchase in the public markets include broadly syndicated loans, high yield bonds and structured credit products. We generally expect to have smaller positions in these securities, and to hold such securities for a shorter period of time, relative to securities purchased in private lending opportunities.
Competitive Strengths
Oaktree has a long-standing global presence, with three decades of experience investing in credit products in periods of both market strength and distress. Oaktree has an integrated investment approach and a disciplined credit underwriting process centered on risk control.

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We believe that Oaktree’s defining characteristic is its adherence to the highest professional standards, which has yielded several important benefits. First and foremost, this characteristic has allowed our Adviser and its affiliates to attract and retain a talented group of Investment Professionals, as well as accounting, valuation, legal, compliance and other administrative professionals. As of September 30, 2025, our Adviser and its affiliates had more than 1,400 professionals in 26 cities and 18 countries, including a deep and broad credit platform drawing from more than 375 highly experienced Investment Professionals with significant origination, structuring and underwriting expertise. Specifically, the Strategic Credit group that is primarily responsible for implementing our investment strategy consists of approximately 40 Investment Professionals led by Armen Panossian, our Chief Executive Officer and
Co-Chief
Investment Officer, who focus on the investment strategy employed by our Adviser and certain of its affiliates.
Second, it has permitted the investment team to build strong relationships with brokers, banks and other market participants. These institutional relationships have been instrumental in strengthening access to trading opportunities, to understanding the current market, and to executing the investment team’s investment strategies.
The Adviser and its affiliates aim to attract, motivate and retain talented employees (both Investment Professionals and accounting, valuation, legal, compliance and other administrative professionals) by making them active participants in, and beneficiaries of, the platform’s success. In addition to competitive base salaries, all the Adviser’s Investment Professionals share in the discretionary bonus pool. An employee’s participation in the bonus pool is based on the overall success of our Adviser and its affiliates and the individual employee’s performance and level of responsibility.
The Board of Trustees
Overall responsibility for the Fund’s oversight rests with the Board of Trustees. We have entered into the Investment Advisory Agreement with the Adviser, pursuant to which the Adviser will manage the Fund on a day-to-day
basis. The Board of Trustees is responsible for overseeing the Adviser and other service providers in our operations in accordance with the provisions of the Investment Company Act, the Fund’s bylaws and applicable provisions of state and other laws. The Adviser will keep the Board of Trustees well informed as to the Adviser’s activities on our behalf and our investment operations and provide the Board of Trustees information with additional information as the Board of Trustees may, from time to time, request. The Board of Trustees is currently composed of 5 members, 4 of whom are Trustees who are not “interested persons” of the Fund or the Adviser as defined in the Investment Company Act.
Investment Criteria and Guidelines
Once the Investment Professionals have identified a potential investment opportunity, they will evaluate the opportunity against the following investment criteria and guidelines. However, not all of these criteria will be met by each prospective portfolio company in which we invest.

•
Covenant Protections
. We generally expect to invest in loans that have covenants that may help to minimize our risk of capital loss and meaningful equity investments in the portfolio company. We intend to target investments that have strong credit protections, including default penalties, information rights and affirmative, negative and financial covenants, such as limitations on debt incurrence, lien protection and prohibitions on dividends.

•
Sustainable Cash Flow
. Our investment philosophy places emphasis on fundamental analysis from an investor’s perspective and has a distinct value orientation. We intend to focus on companies with significant asset or enterprise value in which we can invest at relatively low multiples of normalized operating cash flow. Additionally, we anticipate investing in companies with a demonstrated ability or credible plan to de-lever.
Typically, we will not invest in
start-up
companies or companies having speculative business plans or structures that could impair capital over the long-term although we may target certain earlier stage companies that have yet to reach profitability.

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•
Experienced Management Team
. We generally will look to invest in portfolio companies with an experienced management team and proper incentive arrangements, including equity compensation, to induce management to succeed and to act in concert with our interests as investors.

•
Strong Relative Position in Its Market
. We intend to target companies with what we believe to be established and leading market positions within their respective markets and well-developed long-term business strategies.

•
Exit Strategy
. We generally intend to invest in companies that we believe will provide us with the opportunity to exit our investments in three to eight years, including through (1) the repayment of the remaining principal outstanding at maturity, (2) the recapitalization of the company resulting in our debt investments being repaid or (3) the sale of the company resulting in the repayment of all of its outstanding debt.

•
Geography
. As a BDC, we will invest at least 70% of our total assets in U.S. companies. To the extent we invest in
non-U.S.
companies, we intend to do so only in jurisdictions with established legal frameworks and a history of respecting creditor rights.

Investment Process
Our investment process consists of the following five distinct stages.
Source
The Adviser has several resources for originating new opportunities that grant the Investment Professionals a comprehensive view of the actionable investment universe. From this universe, the Adviser can then select the most attractive opportunities for the Fund. In addition to its dedicated group of sourcing professionals, the Adviser also leverages its global market presence and relationships with affiliates, advisers, sponsors, banks, management teams, capital-raising advisers, trading desks and other sources to gain access to opportunities. The Adviser is a trusted partner to financial sponsors and management teams based on its market reputation, relationship-based approach, long-term investment orientation and focus on lending across economic cycles. The Adviser believes this gives us access to proprietary deal flow and “first looks” at investment opportunities and that we are well-positioned for difficult and complex transactions.
Screen
The Adviser is highly selective in making new investments. The initial screening process typically includes a review of the proposed capital structure of the target portfolio company (including level of assets or enterprise value coverage), the company’s management team and its equity ownership levels, the viability of its long-term business model, its forecasted financial statements and its liquidity profile. In addition, the Adviser may assess industry and macroeconomic trends, potential catalysts that may create enhanced value in the investment, and the potential ability to enforce creditor rights, particularly where collateral is located outside of the United States.
Research
Once the Investment Professionals have identified a potential investment opportunity and prior to making any new investment, the Adviser completes an extensive due diligence process led by investment analysts assigned to each transaction. The analysts examine various elements of the prospective investment to assess its risks and ensure that it meets our investment criteria and guidelines. Throughout the underwriting process, the analysts typically consider the following to evaluate the opportunity: the company’s management team, suite of products/services, competitive position in its markets, barriers to entry, valuation, operating and financial performance, organic and inorganic growth prospects, as well as the expansion potential of its markets. In performing this evaluation, the analysts may use financial, qualitative and other due diligence materials provided by the target company, commissioned third-party reports and internal sources, including the Adviser’s relationships derived

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from the Investment Professionals, industry participants and experts. As part of their research, the Adviser’s analysts typically perform a
“what-if”
analysis that explores a range of values for each proposed investment and a range of potential credit events to understand how the investment may perform under several different scenarios. Our Adviser conducts diligence on underlying collateral value, including cash flows, hard assets or intellectual property, and will typically model exit scenarios as part of the diligence process, including assessing potential
“work-out”
scenarios.
Decide
The Investment Professionals will propose investments along with all due diligence findings to an investment committee of the Adviser, or the Investment Committee. The Investment Committee is a collaborative and consensus-driven body that employs a rigorous process to weigh the merits and risks of each prospective investment, make investment decisions and appropriately size investments within the portfolio on our behalf. The Investment Committee generally strives for full consensus, but ultimately requires majority approval to move forward with an investment. No single committee member has veto rights for an investment. Investment Committee members are appointed and serve at the sole discretion of Armen Panossian.
Monitor
Risk management is the Adviser’s utmost priority. In managing our portfolio and mitigating its downside, the Adviser seeks to actively monitor each portfolio company and make hold and exit decisions when credit events occur, our collateral becomes overvalued or opportunities with more attractive risk-reward profiles are identified. Investment analysts are assigned to each investment to monitor industry developments, review company financial statements, attend company presentations and regularly meet with company management, and, if applicable, sponsors. Based on their monitoring, the Investment Professionals seek to determine the optimal exit timing and strategy while maximizing our return on investment, typically when prices or yields reach target valuations. In circumstances where a particular investment is underperforming, the Adviser seeks to employ a variety of strategies to maximize its recovery based on the specific facts and circumstances of the underperforming investment, including actively working with the management team to restructure all or a portion of the business, explore the possibility of a sale or merger of all or a portion of the assets, recapitalize or refinance the balance sheet, negotiate deferrals or other concessions from existing creditors and arrange new liquidity or new equity contributions. We believe that the Adviser’s experience with restructurings and our access to the Adviser’s knowledge, expertise and contacts in the opportunistic credit area help us preserve the value of our investments.
Allocation of Investment Opportunities
General
Oaktree, including the Adviser, provides investment management services to other BDCs, registered investment companies, investment funds, client accounts and proprietary accounts that Oaktree may establish.
Oaktree will share any investment and sale opportunities with Other Oaktree Funds and us in accordance with the Advisers Act and firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size and the amount of capital available for such investment in the respective funds. Subject to the Advisers Act and as further set forth in this prospectus, certain Other Oaktree Funds may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Oaktree Funds’ respective governing agreements.
In addition, as a BDC regulated under the Investment Company Act, we are subject to certain limitations relating to co-investments
and joint transactions with affiliates, which likely in certain circumstances limit our ability to make investments or enter into other transactions alongside Other Oaktree Funds.

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Exemptive Relief
We have in the past
co-invested,
and in the future may
co-invest,
with certain affiliates of the Adviser. On November 14, 2025, OCM received the Exemptive Relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is OCM or an investment adviser controlling, controlled by or under common control with OCM, to participate in negotiated co-investment
transactions where doing so is consistent with regulatory requirements and other pertinent factors, and pursuant to the conditions thereof. Oaktree operates under a new form of Exemptive Relief that adopts a more flexible requirement that allocations be “fair and equitable” to us and that the Adviser consider the interests of us in allocations and which minimizes certain board approval requirements from the prior form of relief. Under the Exemptive Relief, the terms, conditions, price, class of securities to be purchased in respect of a particular investment, the date on which such investment is to be made and any registration rights applicable thereto, must be generally the same for us and each other participating Other Oaktree Fund. The requirements of the Exemptive Relief (including any requirements for board approval thereunder), as well as other regulatory requirements associated with us and other BDCs and interval funds managed by Oaktree, potentially will impact the investment allocations among other participating Accounts (including, for the avoidance of doubt, us) or otherwise impact allocation results. Any changes to the Exemptive Relief or the rules and other guidance promulgated by the SEC and its Staff under the Investment Company Act could impact allocations made available to us and thereby affect (and potentially decrease) the allocation made to the Fund or otherwise impact the process for allocations in transactions in which we participate.
Investment Allocation Considerations
As a general matter, as between the Fund and an Other Oaktree Fund with the same overall investment focus, investment opportunities will generally be allocated between them based on Oaktree’s reasonable assessment of the amount of capital available for investment by each such fund or account, and sales of an investment will generally be allocated pro rata between them on the basis of their respective investments held (disregarding for this purpose the age of the funds or accounts or which of them is in a liquidation period, if applicable). Each of the foregoing allocations for both investments and sales may be overridden if Oaktree in good faith deems a different allocation to be prudent or equitable in light of:

•	the size, nature and type of investment or sale opportunity;

•	principles of diversification of assets;

•
the investment guidelines and limitations governing any of such funds or accounts, including client instructions with respect to a specific investment and compressed ramp-up
periods that are characteristic of certain investment vehicles;

•
liquidity considerations of the funds or accounts, including redemption, withdrawal or distribution terms of, or requests received by, a fund or account, proximity of a fund or account to the end of its specified term and cash availability (including cash that becomes available through leverage);

•	the magnitude of the investment;

•
the risk profile or the need to resize risk in a fund’s or account’s portfolio (including the potential for the proposed investment to create an industry, sector, issuer, geographic or currency imbalance in the relevant portfolio);

•	a determination by Oaktree that the investment or sale opportunity is inappropriate, in whole or in part, for one or more funds or accounts;

•	applicable transfer or assignment provisions;

•	the management of any actual or potential conflicts of interest;

•	the investment focus of the funds or accounts (including the target return profile or targeted hold period of the funds or accounts);

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•	applicable contractual or legal obligations (including any priority rights granted to any Other Oaktree Fund under its governing documents or any rights granted to strategic investors);

•	tax considerations;

•	applicable regulatory obligations, including ERISA requirements and the requirements of any exemptive relief granted by the SEC and/or related board of director determinations, if any;

•	Oaktree’s investment team responsible for sourcing of the transaction;

•	avoiding a de minimis allocation; and/or

•	such other factors as Oaktree may reasonably deem relevant, including the amount of leverage, if any, appropriate for such investment and any co-investments alongside an Other Oaktree Fund).
We refer to all of the foregoing factors collectively as the “Investment Allocation Considerations.”
Competition
We compete for investments with other BDCs, including BDCs advised by the Adviser, and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in mid-sized
private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the Investment Company Act imposes on us as a BDC.
Non-Exchange
Traded, Perpetual-Life BDC
The Fund is
non-exchange
traded, meaning its shares are not listed for trading on a stock exchange or other securities market and a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, whose common shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we may offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of the Fund being a forced seller of assets in market downturns compared to non-perpetual
funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time.

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Employees
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Investment Advisory Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers described under “Management of the Fund” is employed by the Adviser or its affiliates. Our day-to-day
investment operations are managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio are provided by Investment Professionals employed by the Adviser or its affiliates. The Investment Professionals focus on origination, non-originated
investments and transaction development and the ongoing monitoring of our investments. We bear our allocable portion of the costs of the compensation, benefits, and related administrative expenses (including travel expenses) of our officers who provide operational and administrative services under the Administration Agreement, their respective staffs and other professionals who provide services to us (including, in each case, employees of the Administrator or an affiliate) who assist with the preparation, coordination, and administration of the foregoing or provide other “back office” or “middle office” financial or operational services to us. We reimburse the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator (or its affiliates) to such individuals (based on the percentage of time such individuals devote, on an estimated basis, to our business and affairs).
Regulation as a BDC
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
Qualifying Assets
. Under the Investment Company Act, a BDC may not acquire any asset other than Qualifying Assets, unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1)
Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the Investment Company Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)
is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the Investment Company Act; and

(c)	satisfies any of the following:

(i)	does not have any class of securities that is traded on a national securities exchange;

(ii)	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii)
is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or (iv) is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)	Securities of any Eligible Portfolio Company controlled by the Fund.

(3)
Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was

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unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)
Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.
Significant Managerial Assistance
. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.
Temporary Investments
. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to in this prospectus, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets. We may also invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as the Fund, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.
Warrants
. Under the Investment Company Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.
Leverage and Senior Securities; Coverage Ratio
. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the Investment Company Act, would at least equal 150% immediately after each such issuance. On December 17, 2021, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the Investment Company Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our

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shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.
Any special purpose entities formed by the Fund for the purpose of purchasing the assets of a company directly will comply with Section 18 of the Investment Company Act, as modified by Section 61 of the Investment Company Act, and Section 8 of the Investment Company Act, on a consolidated basis. The Fund will treat any wholly owned or primarily controlled special purpose entity’s assets as assets of the Fund for purposes of determining compliance with the affiliated transactions and custody provisions contained in Section 17 of the Investment Company Act. In addition, the Fund will comply with the provisions of Section 15 of the Investment Company Act with respect to any investment advisory agreement of a wholly owned or primarily controlled special purpose entity.
We have established one or more credit facilities and/or subscription facilities and may establish additional credit facilities and/or subscription facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any credit facilities we enter into will bear interest at floating rates at to be determined spreads over SOFR or one or more alternative benchmark rates such as SONIA, the Euro Interbank Offered Rate, the federal funds rate or prime rate. We cannot assure shareholders that we will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.
We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.
Code of Ethics
. We and the Adviser have each adopted a code of ethics pursuant to Rule
17j-1
under the Investment Company Act and Rule
204A-1
under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements.
Copies of our and the Adviser’s code of ethics are filed as exhibits to the registration statement of which this prospectus forms a part.
Affiliated Transactions
. We may be prohibited under the Investment Company Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. The Adviser has received exemptive relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, as well as certain Oaktree proprietary accounts, to participate in negotiated co-investment
transactions where doing so is consistent with the applicable regulatory requirements and other pertinent factors, and pursuant to the conditions of the SEC order.
Proxy Voting Policies and Procedures.
We have delegated our proxy voting responsibility to our Adviser. The proxy voting policies and procedures of our Adviser are set forth below. These guidelines are reviewed periodically by our Adviser and our independent directors, and, accordingly, are subject to change.

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An investment adviser registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, our Adviser recognizes that it must vote portfolio securities in a timely manner free of conflicts of interest and in the best interests of its clients.
These policies and procedures for voting proxies are intended to comply with Section 206 of, and Rule
206(4)-6
under, the Advisers Act.
Our Adviser will vote proxies relating to our portfolio securities, if any, in what it perceives to be the best interest of our shareholders. Our Adviser will review on a case-by-case
basis each proposal submitted to a shareholder vote to determine its impact on portfolio securities held by us. Although our Adviser will generally vote against proposals that may have a negative impact on our portfolio securities, it may vote for such a proposal if there are compelling long-term reasons to do so.
Our Adviser’s proxy voting decisions will be made by officers who are responsible for monitoring each of our investments. To ensure that the vote is not the product of a conflict of interest, our Adviser will require that: (1) anyone involved in the decision-making process disclose to the Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal, in order to reduce any attempted influence from interested parties.
Other
. We will be periodically examined by the SEC for compliance with the Investment Company Act, and be subject to the periodic reporting and related requirements of the Exchange Act.
We maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We have designated a chief compliance officer and adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and we review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the Investment Company Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

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MANAGEMENT OF THE FUND
Board of Trustees
Our business and affairs are managed under the direction of our Board of Trustees. The responsibilities of the Board of Trustees include, among other things, the oversight of our investment activities, the valuation of our assets, oversight of our financing arrangements and corporate governance activities. Each Trustee will serve until the earlier of his or her death, removal or resignation or until his or her successor is duly elected and qualified.
Our Board of Trustees consists of 5 members, 4 of whom are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the Investment Company Act and are “independent,” as determined by our Board of Trustees. We refer to these individuals as our independent Trustees. “Interested persons” are generally persons that, under the Investment Company Act, are deemed to have an interest in the Fund, the Adviser or the Distribution Manager that could give rise to a conflict of interest in making certain determinations required by the Investment Company Act. For example, if a trustee owned any securities issued by the Investment Adviser, the trustee would be an “interested person.” Similarly, if a trustee was an employee of the Investment Adviser, the trustee would be an “interested person.” Our Board of Trustees elects our executive officers, who serve at the discretion of the Board of Trustees.
Trustees
Information regarding the Board of Trustees is as follows:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 years	Number of Portfolio Companies in Fund Complex Overseen by Director(1)	Other Directorships Held by Director(2)
Independent Trustees
Jay Ferguson	1966	Trustee	Since 2021	Co-Founder and Managing Partner at Vicente Capital Partners since 2009.	2	Director, Motorcar Parts of America, Inc. (2016- present); Director, OLPG (2023- present)

Deborah Gero	1960	Trustee	Since 2021	Until 2018, various positions with American International Group, Inc. and its affiliates (collectively, “AIG”), including as a Senior Managing Director and Deputy Chief Investment Officer of AIG Asset Management from 2012 to 2018 and Chief Risk Officer for the Life and Retirement division from 2009 to 2012.	2	Director, OCSL (2019- present)

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Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 years	Number of Portfolio Companies in Fund Complex Overseen by Director(1)	Other Directorships Held by Director(2)
Allison Keller	1964	Trustee	Since 2021	From 2007 to December 2024, Executive Director and Chief Financial Officer of W.M. Keck Foundation and since December 2024, President and Chief Financial Officer of W.M. Keck Foundation; from 2007 through 2016, Ms. Keller was also the President of Oakmont Corporation, a private investment firm and family office assisting multi-generational, high net worth extended families and related private foundations.	2	Director, OLPG (2023- present)

Stephen Mosko	1956	Trustee	Since 2021	Chief Executive Officer of Triarc Entertainment and Media Company since April 2025; Chief Executive Officer of Village Roadshow Entertainment Group from October 2018 to January 2025; from 2015 to 2016, Mr. Mosko served as Chair of Sony Pictures Television for which he remains a consultant. Mr. Mosko also served as the President of Sony Pictures’ U.S. Television operation, Executive Vice President of Sales for Sony Pictures Television and Vice President of the Western Region for Columbia TriStar Television Distribution.	2	Director, OLPG (2023- present)

Interested Trustees
Armen Panossian	1976	Chief Executive Officer and Co-Chief Investment Officer	Since 2021	Chairman, Chief Executive Officer and Co-Chief Investment Officer of the Fund; Chief Executive Officer of OCSL since 2019; Chief Investment Officer from 2019 to November 2024 and Co-Chief Investment Officer since November 2024; Chairman and Chief Executive Officer of OLPG since 2023; Chief Investment Officer from 2023 to November 2024 and Co-Chief	2	Director, OLPG (2023- present)

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Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 years	Number of Portfolio Companies in Fund Complex Overseen by Director(1)	Other Directorships Held by Director(2)
Investment Officer of OLPG since November 2024; Chief Executive Officer and Chief Investment Officer of Oaktree Strategic Income Corporation (“OCSI”) from September 2019 to March 2021, and of Oaktree Strategic Income II (“OSI II”) from September 2019 until January 2023; Managing Director and Head of Liquid Credit of OCM; as well as portfolio manager for OCM’s U.S. Senior Loan strategy. Mr. Panossian also oversees OCM’s Structured Credit, U.S., European and Global High Yield Bond, European Senior Loan, and U.S.,
Non-U.S.
and High Income Convertibles strategies.

(1)	The “Fund Complex” consists of the Fund, OCSL and OLPG.
(2)
Except as set forth in this table, none of our trustees otherwise serves, or has served during the past five years, as a director of an investment company registered under the Investment Company Act or of a company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act.

The address for each of our trustees is Oaktree Strategic Credit Fund, c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28
th
Floor, Los Angeles, CA 90071.
Executive Officers Who Are Not Trustees
Information regarding our executive officers who are not Trustees is as follows:

Name	Age	Position
Mathew Pendo	62	President
Raghav Khanna	42	Co-Chief Investment Officer
Brett McKeone	49	Chief Operating Officer
Christopher McKown	44	Chief Financial Officer and Treasurer
Ashley Pak	47	Chief Compliance Officer
The address for each of our executive officers is Oaktree Strategic Credit Fund, c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28
th
Floor, Los Angeles, CA 90071.
Biographical Information
The following is information concerning the business experience of our Board of Trustees and executive officers. Our Trustees have been divided into two groups—interested Trustees and independent Trustees. Interested Trustees are “interested persons” as defined in the Investment Company Act.

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Independent Trustees
Jay Ferguson
.
Mr. Ferguson is a Trustee of the Fund and a member of our Audit Committee. Mr. Ferguson has served as a Director of OLPG since February 2023. Mr. Ferguson is a
Co-Founder
and Managing Partner at Vicente Capital Partners, a Los Angeles-based investment firm providing capital to privately held growth companies across North America. Prior to co-founding
Vicente in 2009, Mr. Ferguson was a partner at Kline Hawkes & Company, which he joined at the firm’s inception in 1995. Mr. Ferguson began his career as an investment banker for Merrill Lynch & Co where he was a member of the Energy and Natural Resources Group and the General Corporate Finance Group. From 1989 to 1994, he worked on over 30 public and private transactions for numerous emerging growth and middle market companies. Mr. Ferguson has been a member of the board of directors of Motorcar Parts of America, Inc. (“MPAA”) since June 2016 and has served as MPAA’s lead independent director since March 2020. In addition to serving on the board of MPAA, Mr. Ferguson currently serves on the board of directors of Global LT, Inc., SportsMEDIA Technology, SupplyPike, 180 Health Services, LLC and Intellectual Technology, Inc. Mr. Ferguson is a member of the board of trustees of The Wildwood School, the Treasurer of the Robert Toigo Foundation and a member of the Board of Advisors at the UCLA Anderson School of Management. Mr. Ferguson received a B.B.A in Finance from Southern Methodist University and an M.B.A from the UCLA Anderson School of Management.
Deborah Gero
.
Ms. Gero is a Trustee of the Fund and serves as Chair of our Audit Committee. Ms. Gero has served as a Director and Chair of the Audit Committee of OCSL since March 2019. Ms. Gero also served as a Director of OCSI from March 2019 until OCSI merged with and into OCSL on March 19, 2021. Ms. Gero has also been a Director of Resolution Re, LTD since November 2023, Newport Re Ltd. since May 2019 and The Friends of the Brentwood Art Center since September 2016. Ms. Gero has also served as a member of the Investment Committee of United Way of Greater Los Angeles since November 2020 and as a member of the Subscribers Advisory Board for United Educators Insurance since 2020. Ms. Gero has held various positions with AIG, including as a Senior Managing Director and Deputy Chief Investment Officer of AIG Asset Management, where she was responsible for developing the firm’s investment strategy for approximately $300 billion of insurance company portfolios from 2012 to 2018. She joined AIG in 2009 and served as Chief Risk Officer for the Life and Retirement division until 2012. Before joining AIG, Ms. Gero was a consultant from 2003 to 2009, focusing on collateralized debt obligation investment management and investments in insurance companies. Prior to her work as a consultant, Ms. Gero spent eight years at AIG and its predecessor entities in a variety of capacities including Portfolio Manager of a $3 billion collateralized debt obligation portfolio and Corporate Actuary. Previous experiences include numerous actuarial and asset/liability management roles at Conseco, Inc., Tillinghast/Towers- Perrin and Pacific Mutual Life Insurance Company. Ms. Gero has previously served as a director of Aurora National Life Insurance Company and New California Life Holdings, as well as several insurance and asset management subsidiaries of AIG. Ms. Gero received a B.A. degree in mathematics from the University of Notre Dame. She is a CFA charterholder, a fellow in the Society of Actuaries and a member of the American Academy of Actuaries.
Allison Keller
.
Ms. Keller is a Trustee of the Fund and a member of our Audit Committee. Ms. Keller has served as a Director of OLPG since February 2023. From 2007 to December 2024, Ms. Keller was the Executive Director and Chief Financial Officer of the W.M. Keck Foundation and in December 2024 was named President and Chief Financial Officer. The W.M. Keck Foundation is focused primarily on promoting pioneering scientific discoveries as well as undergraduate education and, in Southern California, community programs. Ms. Keller manages the program, investment, staff and administrative activities while working closely with the foundation’s board of directors to develop the foundation’s vision and strategies. From 2007 through 2016, Ms. Keller was also the President of Oakmont Corporation, a private investment firm and family office assisting multi-generational, high net worth extended families and related private foundations. Previously, Ms. Keller was a corporate partner with O’Melveny & Myers LLP. Ms. Keller’s practice focused on raising public and private capital, counseling private and public company boards of directors on strategic transactions and corporate governance policies, negotiating business combinations and reviewing complex regulatory filings. Ms. Keller’s

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philanthropic work includes board service in both public and private higher education and
K-12
education and medical research and education. Ms. Keller has also performed pro bono legal work for multiple community organizations in Los Angeles. Ms. Keller earned her A.B. from Princeton University and J.D. from UCLA School of Law.
Stephen Mosko
.
Mr. Mosko is a Trustee of the Fund and a member of our Audit Committee. Mr. Mosko has served as a Director of OLPG since February 2023. Since April 2025, Mr. Mosko has served as Chief Executive Officer of Triarc Entertainment and Media Company. From October 2018 to January 2025, Mr. Mosko served as Chief Executive Officer of Village Roadshow Entertainment Group. Mr. Mosko formerly served as Chair of Sony Pictures Television for which he remains a consultant. Mr. Mosko also served as the President of Sony Pictures’ U.S. Television operation, Executive Vice President of Sales for Sony Pictures Television and Vice President of the Western Region for Columbia TriStar Television Distribution. Before joining Sony Pictures, Mr. Mosko held earlier career positions as Local Sales Manager of NBC affiliate
WMAR-TV
in Baltimore, and in Philadelphia as General Sales Manager of
WTAF-TV
and Vice President and Station Manager of
WPHL-TV.
Mr. Mosko has served as Chairman of the National Association of Television Program Executives; Chairman of the Academy of Television Arts & Sciences Foundation; Director of Game Show Network, LLC and Game Show Network; Director of The Advertising Council, Inc.; member of the Board of Directors for the Celine Cousteau Film Fellowship; Member of the Executive Committee of the Los Angeles Board of Governors of The Paley Museum; Member of the National Board of Junior Achievement; Member of the Executive Board of the UCLA School of Theater, Film and Television; Director at Loyola Marymount University, Los Angeles; Member of the Philadelphia Police Department’s Drug Advisory Council; and President of the Philadelphia Ad Club. Mr. Mosko received his Bachelor of Arts in Communications from the University of Delaware. Mr. Mosko also received honorary degrees from Loyola Marymount University, Chapman University and the University of Delaware.
Interested Trustees
Armen Panossian
. Mr. Panossian has served as Chairman of the Board of Trustees and our Chief Executive Officer since inception, Chief Investment Officer from inception to November 2024 and
Co-Chief
Investment Officer since November 2024. Mr. Panossian is
Co-Chief
Executive Officer of Oaktree, where he is primarily focused on overseeing the organization and performance of Oaktree’s investment teams, and Head of Performing Credit at OCM, where his responsibilities include oversight of the firm’s performing credit activities including the senior loan, high yield bond, private credit, convertibles, structured credit and emerging markets debt strategies. He also serves as a portfolio manager within the Global Private Debt and Global Credit strategies. Mr. Panossian has served as Chief Executive Officer for OCSL and OLPG since September 2019 and December 2022, respectively, Chief Investment Officer from September 2029 and December 2022, respectively, to November 2024 and
Co-Chief
Investment Officer since November 2024. Additionally, Mr. Panossian served as Chief Executive Officer and Chief Investment Officer of Oaktree Strategic Income Corporation, a publicly traded BDC (“OCSI”), from September 2019 to March 2021, and of Oaktree Strategic Income II, Inc., a private BDC (“OSI II”), from September 2019 until January 2023. Mr. Panossian joined OCM in 2007 as a senior member of its Global Opportunities group. In January 2014, he joined the U.S. Senior Loan team to assume co-portfolio
management responsibilities and lead the development of OCM’s CLO business. Mr. Panossian joined OCM from Pequot Capital Management, where he worked on their distressed debt strategy. Mr. Panossian received a B.A. degree in economics with honors and distinction from Stanford University, where he was elected to Phi Beta Kappa. Mr. Panossian then went on to receive an M.S. degree in health services research from Stanford Medical School and J.D. and M.B.A. degrees from Harvard Law School and Harvard Business School. Mr. Panossian serves on the Advisory Board of the Stanford Institute for Economic Policy Research. He is a member of the State Bar of California
Executive Officers Who Are Not Trustees
Mathew Pendo
. Mr. Pendo is our President. Mr. Pendo has also served as President of OCSL and OLPG since August 2019 and February 2023, respectively. Mr. Pendo also currently serves as Managing Director, Head of Corporate Development and Capital Markets for OCM, which he joined in 2015, and as Chief Operating Officer

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of Oaktree Acquisition Corp. III Life Science since July 2024. Mr. Pendo previously served as Chief Operating Officer of OCSL from October 2017 to January 2022, as Chief Operating Officer and President of OCSI from October 2017 and August 2019, respectively, until March 2021, as Chief Operating Officer of OSI II from July 2018 until December 2021 as Chief Operating Officer of Oaktree Acquisition Corp. II. from August 2020 until June 2022 and as President of OSI II from August 2019 until January 2023.
Prior to joining OCM in 2015, Mr. Pendo was at the investment banking boutique of Sandler O’Neill Partners, where he was a managing director focused on the financial services industry. Prior thereto, Mr. Pendo was the Chief Investment Officer of the Troubled Asset Relief Program (“TARP”) of the U.S. Department of the Treasury, where he was honored with the Distinguished Service Award. There, he built and managed a team of 20 professionals overseeing the Treasury’s $200 billion TARP investment activities across multiple industries including AIG, GM and the banks, and all levels of the capital structure. Mr. Pendo began his career at Merrill Lynch, where he spent 18 years, starting in their investment banking division before becoming managing director of the technology industry group. Subsequently, Mr. Pendo was a managing director at Barclays Capital, first serving as co-head
of U.S. Investment Banking and then
co-head
of Global Industrials group. Mr. Pendo previously served as a member of the board of directors of Keypath Education, Inc., New IPT Holdings, LLC and SuperValue Inc. He received a bachelor’s degree in economics from Princeton University, cum laude.
Raghav Khanna.
Mr. Khanna has served as our
Co-Chief
Investment Officer since November 2024. Mr. Khanna has also served as the
Co-Chief
Investment Officer of OCSL and OLPG since November 2024. Mr. Khanna is a managing director within Oaktree’s Global Private Debt strategy where he is a co-portfolio
manager for its Strategic Credit platform and an investment committee member for its Direct Lending platform. He first joined Oaktree in 2012 as a member of the Global Opportunities group before becoming a founding member of the Strategic Credit strategy in 2014. Prior to joining Oaktree, Mr. Khanna was an investment professional at the Carlyle Group focusing on buyout opportunities in the financial services space and an analyst at Goldman Sachs. Mr. Khanna received a B.S. degree in electrical engineering and economics from Yale University and an M.B.A. from the Stanford Graduate School of Business.
Brett McKeone.
Mr. McKeone has served as our Chief Operating Officer since December 2025. Mr. McKeone is a managing director within Oaktree’s Global Private Debt strategy. Prior to joining Oaktree in 2007, he was a senior consultant in the Strategy and Operations practice of Deloitte Consulting LLP. Prior thereto, he was an analyst with Exxon Mobil Corporation. Mr. McKeone holds both M.S. and B.S. degrees in mechanical engineering from the Massachusetts Institute of Technology and an M.B.A. from the UCLA Anderson School of Management. He is a CFA charterholder.
Christopher McKown
. Mr. McKown is our Chief Financial Officer and Treasurer. Mr. McKown has also served as Chief Financial Officer and Treasurer of OCSL and OLPG since November 2021 and February 2023, respectively. Mr. McKown also served as Chief Financial Officer of OSI II from January 2022 until January 2023. Mr. McKown joined OCM in 2011 and currently serves as a Managing Director responsible for fund accounting and reporting for Oaktree’s Strategic Credit strategy. Mr. McKown previously served as the Assistant Treasurer of OSI II and OCSL and also served as Assistant Treasurer of OCSI until March 2021. Prior to joining Oaktree, Mr. McKown worked in the audit practice at KPMG LLP. Mr. McKown received a B.A. degree in business economics with a minor in accounting cum laude from the University of California, Los Angeles and is a Certified Public Accountant (inactive).
Ashley Pak
. Ms. Pak is our Chief Compliance Officer. Ms. Pak has also served as the Chief Compliance Officer of OCSL and OLPG since November 2021 and February 2023, respectively. Ms. Pak also served as the Chief Compliance Officer of OSI II from November 2021 until January 2023. Ms. Pak joined OCM in 2007 and currently serves as a Managing Director in the Compliance Department. Prior to joining Oaktree, she was a Compliance/Legal Specialist at Associated Securities Corp. Prior thereto, she was a Financial Operations Principal and Compliance Manager at Asia Pacific Investors Services. Ms. Pak received a B.A. in Business

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Administration from Seattle University, summa cum laude and an MBA from the University of Massachusetts, Amherst—Isenberg School of Management. Ms. Pak holds the Investment Adviser Certified Compliance Professional (IACCP
®
) designation.
Communications with Trustees
Shareholders and other interested parties may contact any member (or all members) of the Board of Trustees by mail. To communicate with the Board of Trustees, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board of Trustees or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent Oaktree Strategic Credit Fund, c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.
Committees of the Board of Trustees
Our Board of Trustees has established an audit committee (the “Audit Committee”) and may establish additional committees in the future. We do not have a compensation committee because our executive officers do not receive any direct compensation from us.
Audit Committee
The Audit Committee operates pursuant to a charter approved by our Board of Trustees. The charter sets forth the responsibilities of the Audit Committee. The Audit Committee’s responsibilities include establishing guidelines and making recommendations to our Board of Trustees regarding the valuation of our loans and investments, selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of their audit of our financial statements, pre-approving
the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing our annual financial statements, overseeing internal audit staff and periodic filings and receiving our audit reports and financial statements. The Audit Committee is presently composed of four persons, Jay Ferguson, Deborah Gero, Allison Keller and Stephen Mosko, each of whom is an independent Trustee. Deborah Gero serves as the chair of the Audit Committee. Our Board of Trustees has determined that Ms. Gero qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation
S-K,
as promulgated under the Exchange Act. Each of the members of the Audit Committee meet the independence requirements of Rule
10A-3
of the Exchange Act and, in addition, is not an “interested person” of the Fund or of the Adviser as defined in Section 2(a)(19) of the Investment Company Act. During the fiscal year ended September 30, 2025, the Audit Committee met eight times.
A copy of the charter of the Audit Committee is available on the Fund’s website at www.osc.brookfield.com.
Compensation of Trustees
Our Trustees who do not also serve in an executive officer capacity for us or the Adviser are entitled to receive annual cash retainer fees, fees for participating in the in-person
board and committee meetings and annual fees for serving as a committee chairperson. These Trustees are Jay Ferguson, Deborah Gero, Allison Keller and Stephen Mosko. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:

Annual Cash Retainer	Board Meeting Fee	Annual Audit Committee Chair Cash Retainer	Committee Meeting Fee
$100,000	$2,500	$7,500	$1,000

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Compensation earned by our trustees from the Fund and the Fund Complex (as defined below) during the fiscal year ended September 30, 2025 was as follows:

	Total Compensation earned from the Company for the fiscal year ended September 30, 2025	Total Compensation earned from Fund Complex(1) for the fiscal year ended September 30, 2025
Interested Trustees
Armen Panossian	$—	$—
Independent Trustees
Jay Ferguson	$114,000	$264,000
Deborah Gero	$121,500	$296,500
Allison Keller	$114,000	$289,000
Steven Mosko	$114,000	$264,000

(1)	The “Fund Complex” consists of the Fund, OCSL and OLPG.
Staffing
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement. Our
day-to-day
investment operations are managed by our Adviser. In addition, we reimburse the Administrator for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our officers and their respective staffs.
Compensation of Executive Officers
None of our officers will receive direct compensation from us. We have agreed to reimburse the Administrator for our allocable portion of the compensation paid to or compensatory distributions received by our officers. In addition, to the extent that the Administrator outsources any of its functions, we will pay the fees associated with such functions at cost. As discussed under “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement,” we will reimburse the Administrator for the allocable portion of the compensation of any personnel that they provide for our use.
Board Leadership Structure
Our business and affairs are managed under the direction of our Board of Trustees. Among other things, our Board of Trustees sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our Board of Trustees, and of any individual Trustee, is one of oversight and not of management of our day-to-day
affairs.
Under our bylaws, our Board of Trustees may designate one of our Trustees as chair to preside over meetings of our Board of Trustees and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board of Trustees. The Board of Trustees has appointed Armen Panossian to serve in the role of chairperson of the Board of Trustees. The chairperson’s role is to preside at all meetings of the Board of Trustees and to act as a liaison with the Adviser, counsel and other Trustees generally between meetings. The chairperson serves as a key point person for dealings between management and the Trustees. The chairperson also may perform such other functions as may be delegated by the Board of Trustees from time to time. The Board of Trustees reviews matters related to its leadership structure annually. The Board of Trustees has determined that its leadership structure is appropriate because it allows the Board of Trustees to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of Trustees and the full board in a manner that enhances effective oversight.

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Our Board of Trustees believes that its leadership structure is the optimal structure for us at this time. Our Board of Trustees, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.
During the fiscal year ended September 30, 2025, the Board of Trustees met eight times.
Board Role in Risk Oversight
Our Board of Trustees performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board of Trustees and are comprised solely of independent Trustees, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.
Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day
management of our investment activities. The Board of Trustees anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board of Trustee’s risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board of Trustees’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.
We believe that the role of our Board of Trustees in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates.

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PORTFOLIO MANAGEMENT
Oaktree Fund Advisors, LLC will serve as our investment adviser. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board of Trustees, the Adviser will manage the day-to-day
operations of, and provide investment advisory and management services to, us.
Investment and Other Professionals
As of September 30, 2025, Oaktree had more than 1,400 professionals in 26 cities and 18 countries, including a deep and broad credit platform drawing from more than 375 highly experienced investment professionals with significant origination, structuring and underwriting expertise. Oaktree specialists focus on less efficient markets and alternative investments, specifically concentrating their efforts in distressed debt, corporate debt (including high yield debt and senior loans), control investing, real estate, convertible securities and listed equities. In the following sections, we provide biographical information of our Investment Professionals who will provide services to the Fund.
Armen Panossian, our Chairman, Chief Executive Officer and
Co-Chief
Investment Officer, and Raghav Khanna, our
Co-Chief
Investment Officer, are the investment professionals functioning as our portfolio managers, with primary responsibility for the day-to-day
management of our portfolio. Messrs. Panossian and Khanna have ownership and financial interests in, and may receive compensation and/or profit distributions from, the Adviser and its affiliates. Neither Mr. Panossian nor Mr. Khanna receives any direct compensation from us. Messrs. Panossian and Khanna are paid by our Adviser and their respective compensation includes a base salary, deferred equity or other deferred compensation and discretionary bonuses and variable incentive compensation based primarily on past performance, services provided and expected future contributions.
Messrs. Panossian and Khanna also manage registered investment companies, other pooled investment vehicles (including BDCs) and other accounts, as indicated below. The following table identifies, as of September 30, 2025: (i) the number of registered investment companies, other pooled investment vehicles and other accounts managed by each of Mr. Panossian and Mr. Khanna; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

Type of Account	Number of Accounts	Assets of Accounts (in billions)	Number of Accounts Subject to a performance Fee	Assets Subject to a performance Fee (in billions)
Armen Panossian
Registered investment companies	4	$11.7	2	$10.0
Other pooled investment vehicles:	9	$4.9	8	$4.6
Other accounts:	29	$8.3	15	$3.7
Raghav Khanna
Registered investment companies	4	$11.7	2	$10.0
Other pooled investment vehicles:	7	$3.0	6	$2.7
Other accounts:	21	$6.3	10	$2.2

The table below shows the dollar range of common shares beneficially owned by Messrs. Panossian and Khanna as of September 30, 2025:

Name of Portfolio Manager	Dollar Range of Equity Securities(1)(2)
Armen Panossian	None
Raghav Khanna	over $1,000,000

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.
For additional information regarding Messrs Panossian and Khanna, see “
Management of the Fund—Biographical Information—Interested Trustees
.”
Other Oaktree Professionals Who Are Not Our Trustees or Executive Officers
Oaktree Senior Management
Howard Marks, CFA
Co-Chairman
Since the formation of Oaktree in 1995, Mr. Marks has been responsible for ensuring the firm’s adherence to its core investment philosophy; communicating closely with clients concerning products and strategies; and contributing his experience to big-picture
decisions relating to investments and corporate direction. From 1985 until 1995, Mr. Marks led the groups at The TCW Group, Inc. that were responsible for investments in distressed debt, high yield bonds, and convertible securities. Previously, Mr. Marks was with Citicorp Investment Management for 16 years, where from 1978 to 1985 he was Vice President and senior portfolio manager in charge of convertible and high yield securities. Between 1969 and 1978, he was an equity research analyst and, subsequently, Citicorp’s Director of Research. Mr. Marks holds a B.S.Ec. degree cum laude from the Wharton School of the University of Pennsylvania with a major in finance and an M.B.A. in accounting and marketing from the Booth School of Business of the University of Chicago. He is a CFA
®
charterholder. Mr. Marks is a Trustee and member of the Investment Committee at the Metropolitan Museum of Art. He is a member of the Investment Committee of the Royal Drawing School in London. Mr. Marks serves as a director of Brookfield Corporation. He also serves on the Shanghai International Financial Advisory Council and the Advisory Board of Duke Kunshan University and is an Emeritus Trustee of the University of Pennsylvania, where from 2000 to 2010 he chaired the Investment Board.
Bruce Karsh
Co-Chairman
and Chief Investment Officer
Mr. Karsh is Oaktree’s
Co-Chairman
and one of the firm’s
co-founders.
He also is Chief Investment Officer and serves as portfolio manager for Oaktree’s Global Opportunities, Value Opportunities and Global Credit strategies. Prior to co-founding
Oaktree, Mr. Karsh was a managing director of TCW Asset Management Company, and the portfolio manager of the Special Credits Funds from 1988 until 1995. Prior to joining TCW, Mr. Karsh worked as Assistant to the Chairman of SunAmerica, Inc. Prior to that, he was an attorney with the law firm of O’Melveny & Myers. Before working at O’Melveny & Myers, Mr. Karsh clerked for the Honorable Anthony M. Kennedy, then of the U.S. Court of Appeals for the Ninth Circuit and retired Associate Justice of the U.S. Supreme Court. Mr. Karsh holds an A.B. degree in economics summa cum laude
from Duke University, where he was elected to Phi Beta Kappa. He went on to earn a J.D. from the University of Virginia School of Law, where he served as Notes Editor of the
Virginia Law Review
and was a member of the Order of the Coif. Mr. Karsh serves on the boards of a number of privately held companies. He is a member of the investment committee of the Broad Foundations. Mr. Karsh is Trustee Emeritus of Duke University, having served as Trustee from 2003 to 2015, and as Chairman of the Board of DUMAC, LLC, the entity that managed Duke’s endowment, from 2005 to 2014.

Bob O’Leary
Co-Chief
Executive Officer
Mr. O’Leary serves as
co-Chief
Executive Officer of Oaktree, primarily focused on overseeing the organization and performance of Oaktree’s investment teams. He is also portfolio manager for the firm’s Global Opportunities strategy, leading the group’s investment activities in North America. In this capacity, he contributes to the analysis, portfolio construction and management of both the Global Opportunities and Value Opportunities strategies. Prior to joining Oaktree in 2002, he worked at McKinsey & Company, where he was a consultant, and Orion Partners, a private equity firm, where he focused on investments in private companies. Mr. O’Leary graduated magna cum laude
from Pomona College with a B.A. degree in economics, and he received his M.B.A. from Harvard Business School.
Todd Molz
Chief Operating Officer
Mr. Molz serves as Oaktree’s Chief Operating Officer where he oversees the day-to-day
management of the firm, with all
non-investment
functions reporting to him. Prior to assuming this role in 2024, he served as General Counsel and Chief Administrative Officer and was responsible for the Compliance, Internal Audit and Administration functions as well as all legal activities, including fund formation, acquisitions and other special projects. Prior to joining the firm in 2006, Mr. Molz was a Partner of the Los Angeles law firm of Munger, Tolles & Olson LLP, where his practice focused on tax and structuring aspects of complex and novel business transactions. Prior to joining Munger Tolles, Mr. Molz served as a law clerk to the Honorable Alfred T. Goodwin of the United States Court of Appeals for the Ninth Circuit. Mr. Molz graduated cum laude
from Middlebury College with a B.A. degree in political science. He received his J.D. degree with honors from the University of Chicago, where he served on the Law Review, received the John M. Olin Student Fellowship and was a member of the Order of the Coif.
John Frank
Vice Chairman
Mr. Frank is Oaktree’s Vice Chairman and has been a member of Oaktree’s senior management for over 20 years. Mr. Frank joined in 2001 as General Counsel and was named Oaktree’s Managing Principal in early 2006, a position which he held for about nine years. As Managing Principal, Mr. Frank was the firm’s principal executive officer and responsible for all aspects of the firm’s management. Prior to joining Oaktree, Mr. Frank was a partner of the Los Angeles law firm of Munger, Tolles & Olson LLP where he managed a number of notable merger and acquisition transactions and was responsible for the firm’s financial affairs. While at that firm, he served as primary outside counsel to public- and privately-held corporations and as special counsel to various boards of directors and special board committees. Prior to joining Munger Tolles in 1984, Mr. Frank served as a law clerk to the Honorable Frank M. Coffin of the United States Court of Appeals for the First Circuit. Prior to attending law school, Mr. Frank served as a Legislative Assistant to the Honorable Robert F. Drinan, Member of Congress. Mr. Frank holds a B.A. degree with honors in history from Wesleyan University and a J.D.
magna cum laude
from the University of Michigan Law School, where he was Managing Editor of the
Michigan Law Review
and a member of the Order of the Coif. He is a member of the State Bar of California and, while in private practice, was listed in Woodward & White’s
Best Lawyers in America
. Mr. Frank is a member of the Board of Directors of Chevron Corporation, Daily Journal Corporation and Chair of the Board of Duration Capital Partners, an investment firm specializing in transportation infrastructure that
“spun-out”
from Oaktree in 2024. Mr. Frank is also a Trustee of The James Irvine Foundation, the XPRIZE Foundation, and the John Randolph Haynes and Dora Haynes Foundation. Mr. Frank was formerly a long-time trustee of Good Samaritan Hospital, Polytechnic School and Wesleyan University (where he served as Chair of the Board).

Global Private Debt
Investment Team Leadership
Milwood Hobbs, Jr.
Managing Director and Deputy Chief Investment Officer
Mr. Hobbs is the Deputy Chief Investment Officer of Oaktree’s Strategic Credit platform, where he is responsible for lead ing the in
vestment strategy and execution. He also serves on the investment committee for Oaktree’s Direct Lending platform, for which he is a founding member. Prior to his current role, Mr. Hobbs built and led the firm’s Sourcing & Origination group over the course of five years, primarily focusing on private credit sourcing and deal origination for the firm’s U.S. Private Debt, Global Private Debt, Special Situations and Global Opportunities strategies. Prior to joining the firm in 2013, Mr. Hobbs was an executive director at Natixis Securities focused on building the high yield sales and trading franchise. Prior thereto, he spent five years at Goldman Sachs as a vice president in leveraged finance origination and sales. Before joining Goldman Sachs in 2007, Mr. Hobbs was a director in Leveraged Finance at Deutsche Bank Securities, which he joined in 2000. Additional experience includes regional account management focused on fleet financing at GE Capital Corporation and controller for Leveraged Finance at Bank of America. Mr. Hobbs received his M.B.A. from Columbia Business School and a B.S. degree in accounting from Rutgers University.
Raj Makam
Managing Director and Portfolio Manager
Mr. Makam is a portfolio manager for Oaktree’s Mezzanine and Direct Lending Evergreen strategies where his primary responsibilities include oversight of the team’s investment professionals, portfolio construction and overall management of the strategies. Mr. Makam is also a managing director within the Global Private Debt strategy where he serves on the investment committee for its Direct Lending platform. Prior to joining Oaktree in 2001, Mr. Makam worked at Banc of America Securities LLC (previously NationsBanc Montgomery Securities LLC) for four years in their Leveraged Finance/High Yield Group. During that period, he specialized in bridge finance and was responsible for deal origination, market analysis, structuring, due diligence and legal documentation. Prior to joining Banc of America Securities in 1997, he worked for five years as a senior software engineer at Montage Group Ltd. and Dantec Electronics Inc. Mr. Makam received a B.S. degree with distinction in engineering from the Bangalore Institute of Technology, India. He then went on to receive an M.S. degree in engineering from the University of Akron, Ohio and an M.B.A. in finance from Yale University.
Sourcing and Origination Leadership
Eric Johnson
Managing Director and
Co-Head
of Sourcing & Origination
Mr. Johnson is a managing director and
Co-Head
of Oaktree’s Sourcing & Origination group, focusing on private credit sourcing and deal origination in North America. Before joining Oaktree in 2018, Mr. Johnson spent ten years as a director and senior technology investment professional at Silver Lake Partners. Prior thereto, he was a managing director at Deutsche Bank after serving as a vice president in Goldman Sachs’s distressed and high yield group. Mr. Johnson began his career at Lehman Brothers as an associate in the Natural Resources group. He received an M.B.A. from University of Southern California and a B.A. in economics from Denison University.
Suzana Perić
Managing Director and
Co-Head
of Sourcing & Origination
Suzana Perić is a managing director and
Co-Head
of Oaktree’s Sourcing & Origination group, where she focuses on private credit sourcing and deal origination across Europe. She joined Oaktree in 2023 from Bridgepoint

Credit (formerly EQT Credit), where she was managing director and Head of Origination for the firm’s opportunities fund. In that role, she established and led the fund’s pan-European
origination platform. Prior to that, Ms. Perić led Santander’s EMEA Loan Sales team, overseeing transactions across project finance, real estate, leveraged finance, corporate lending, and infrastructure. Earlier in her career, she held roles at HSH Nordbank, Natixis, and Hamburg Hafencity. Ms. Perić holds an M.A. degree in philology from the University of Hamburg and a degree from ESCP Europe Business School (London/Madrid). She is a native speaker of German and Croatian and is business fluent in Spanish.

INVESTMENT ADVISORY AGREEMENT, ADMINISTRATION AGREEMENT AND EXPENSE
SUPPORT AGREEMENT
Oaktree Fund Advisors, LLC is located at 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board of Trustees and in accordance with the Investment Company Act, the Adviser manages our day-to-day
operations and provides investment advisory services to us.
Investment Advisory Agreement
The Adviser provides management services to us pursuant to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for managing the investment and reinvestment of the assets of the Fund, subject to the supervision of the Board of Trustees. Without limiting the generality of the foregoing, the Adviser will:

•	determine the composition of the portfolio of the Fund, the nature and timing of the changes therein and the manner of implementing such changes;

•	identify, evaluate and negotiate the structure of the investments made by the Fund;

•	execute, close, monitor and service the Fund’s investments;

•	determine the securities and other assets that the Fund will purchase, retain or sell;

•	perform due diligence on prospective portfolio companies; and

•	provide the Fund with such other investment advisory, research and related services as the Fund may, from time to time, reasonably require for the investment of its funds.
Compensation of Adviser
We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders. For examples of how these fees are calculated, see “Example Fee Calculations”.
Management Fee
The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For purposes of the Investment Advisory Agreement, net assets means our total assets determined on a consolidated basis in accordance with GAAP. For the first calendar month in which we had operations, net assets were measured as of June 1, 2022, the date on which we broke escrow for our continuous offering of Common Shares. In addition, the Adviser waived its management fee through November 2022, the first six months following June 1, 2022, the date on which we broke escrow for our continuous offering of Common Shares. For the fiscal year ended September 30, 2025, base management fees were $49.4 million, none of which was waived.
Incentive Fee
The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.
Incentive Fee Based on Income
The portion based on our income is based on
Pre-Incentive
Fee Net Investment Income.
“Pre-Incentive
Fee Net Investment Income” means, as the context requires, either the dollar value of, or percentage rate of return on the value of our net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between us and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any distribution and/or shareholder servicing fees).
Pre-Incentive
Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash, and excludes the incentive fee and any distribution and/or shareholder servicing fees payable by the Class T shares, Class S shares and the Class D shares. As a result, for any calendar quarter, the incentive fee attributable to
Pre-Incentive
Fee Net Investment Income that is paid to the Adviser may be calculated on the basis of an amount that is greater than the amount of net investment income actually received by the Fund for such calendar quarter.
Pre-Incentive
Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from
Pre-Incentive
Fee Net Investment Income.
Pre-Incentive
Fee Net Investment Income, expressed as a rate of return on the value of our net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
We will pay the Adviser an incentive fee quarterly in arrears with respect to our
Pre-Incentive
Fee Net Investment Income in each calendar quarter as follows:

•
No incentive fee based on
Pre-Incentive
Fee Net Investment Income in any calendar quarter in which our
Pre-Incentive
Fee Net Investment Income does not exceed the hurdle rate of 1.25% per quarter (5.0% annualized);

•
100% of the dollar amount of our
Pre-Incentive
Fee Net Investment Income with respect to that portion of such
Pre-Incentive
Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). We refer to this portion of our
Pre-Incentive
Fee Net Investment Income (which exceeds the hurdle rate but is less than 1.43%) as the
“catch-up.”
The
“catch-up”
is meant to provide the Adviser with approximately 12.5% of our
Pre-Incentive
Fee Net Investment Income as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•
12.5% of the dollar amount of our
Pre-Incentive
Fee Net Investment Income, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up
is achieved, 12.5% of all
Pre-Incentive
Fee Net Investment Income thereafter is allocated to the Adviser.

Pre-Incentive
Fee Net Investment Income
(expressed as a percentage of the value of net assets per quarter)

Percentage of
Pre-Incentive
Fee Net Investment Income
Allocated to Quarterly Incentive Fee
These calculations are
pro-rated
for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to
Pre-Incentive
Fee Net Investment Income. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive
Pre-Incentive
Fee Net Investment Income in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses.
The Adviser waived the incentive fee based on income through November 2022 the first six months following June 1, 2022, the date on which we broke escrow for our continuous public offering. For the fiscal year ended September 30, 2025, the Investment Income Incentive Fee was $48.2 million, none of which was waived.
Incentive Fee Based on Capital Gains
The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each fiscal year in arrears. The amount payable equals:

•
12.5% of cumulative realized capital gains from inception through the end of such fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. The payment obligation with respect to incentive fees based on realized capital gains will be allocated in the same manner across the Class T shares, Class S shares, Class D shares and Class I shares. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof. For the fiscal year ended September 30, 2025, we did not incur any Capital Gains Incentive Fees.
The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated.
Example Fee Calculations
Example 1: Income Related Portion of Incentive Fee
(1)
:
Alternative 1—Assumptions
Investment income (including interest, dividends, fees, etc.) = 1.25%.
Hurdle Rate
(2)
= 1.25%.
Management Fee
(3)
= 0.3125%.
Other expenses (legal, accounting, custodian, transfer agent, etc.)
(4)
= 0.25%.

Pre-Incentive
Fee Net Investment Income =
(investment income – (Management Fee + other expenses)) = 0.6875%.
Pre-Incentive
Net Investment Income does not exceed Hurdle Rate, therefore there is no Investment Income Incentive Fee.
Alternative 2—Assumptions
Investment income (including interest, dividends, fees, etc.) = 1.90%.
Hurdle Rate
(2)
= 1.25%.
Management Fee
(3)
= 0.3125%.
Other expenses (legal, accounting, custodian, transfer agent, etc.)
(4)
= 0.25%.
Pre-Incentive
Fee Net Investment Income =
(investment income – (Management Fee + other expenses)) = 1.3375%
Catch-Up
= 1.3375% – 1.25% =0.0875%
Incentive Fee = 100% × (1.3375%—1.25%) = 0.0875%.
Alternative 3—Assumptions
Investment income (including interest, dividends, fees, etc.) = 2.50%.
Hurdle Rate
(2)
= 1.25%.
Management Fee
(3)
= 0.3125%.
Other expenses (legal, accounting, custodian, transfer agent, etc.)
(4)
= 0.25%.
Pre-Incentive
Fee Net Investment Income =
(investment income – (Management Fee + other expenses)) = 1.9375%.
Incentive Fee = 12.5% ×
Pre-Incentive
Fee Net Investment Income, subject to
“catch-up”
(5)
Incentive Fee = (100% ×
“catch-up”)
+ (12.5% ×
(Pre-Incentive
Fee Net Investment Income – 1.4286%)).
Catch-Up
= 1.4286% – 1.25% = 0.1786%.
Incentive Fee = (100% × 0.1786%) + (12.5% × (1.9375% – 1.4286%))
       = 0.1786% + (12.5% × 0.5089%)
       = 0.1786% + 0.0636%
       = 0.2422%.
Example 2: Capital Gains Portion of Incentive Fee:
Alternative 1—Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”).

•	Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million.

•	Year 3: FMV of Investment B determined to be $25 million.

•	Year 4: Investment B sold for $31 million.

The Capital Gains Incentive Fee, if any, would be:
Year 1: None.
Year 2: $3.75 million Capital Gains Incentive Fee, calculated as follows: $30 million realized capital gains on sale of Investment A multiplied by 12.5%.
Year 3: None; calculated as follows: $3.125 million cumulative fee (12.5% multiplied by $25 million ($30 million cumulative capital gains less $5 million cumulative unrealized capital depreciation)) less $3.75 million (previous capital gains fee paid in Year 2).
Year 4: $125,000 Capital Gains Incentive Fee, calculated as follows: $3.875 million cumulative fee (12.5% multiplied by $31 million cumulative realized capital gains ($30 million from Investment A and $1 million from Investment B)) less $3.75 million (previous capital gains fee paid in Year 2).
Alternative 2—Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”).

•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.

•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million.

•	Year 4: FMV of Investment B determined to be $35 million.

•	Year 5: Investment B sold for $20 million.
The capital gains portion of the incentive fee, if any, would be:

•	Year 1: None.

•
Year 2: $3.125 million Capital Gains Incentive Fee, calculated as follows: 12.5% multiplied by $25 million ($30 million realized capital gains on sale of Investment A less $5 million unrealized capital depreciation on Investment B).

•
Year 3: $875,000 Capital Gains Incentive Fee, calculated as follows: $4 million cumulative fee (12.5% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million cumulative unrealized capital depreciation)) less $3.125 million (previous capital gains fee paid in Year 2).

•
Year 4: $375,000 capital gains incentive fee, calculated as follows: $4.375 million cumulative fee (12.5% multiplied by $35 million cumulative realized capital gains) less $4 million (previous cumulative capital gains fee paid in Year 2 and Year 3).

•
Year 5: None. $3.125 million cumulative fee (12.5% multiplied by $25 million ($35 million cumulative realized capital gains less $10 million realized capital losses)) less $4.375 million (previous cumulative capital gains fee paid in Years 2, 3 and 4).

Notes:

1.
The hypothetical amount of
Pre-Incentive
Fee Net Investment Income shown is expressed as a rate of return as of the beginning and the end of the immediately preceding calendar quarter. Solely for purposes of these illustrative examples, it has been assumed that the Fund has not incurred any leverage. However, the Fund expects to use leverage to partially finance its investments.

2.	Represents 5.0% annualized Hurdle Rate.

3.	Represents 1.25% annualized Management Fee.

4.	Hypothetical other expenses. Excludes organizational and offering expenses.

5.
The
“catch-up”
provision is intended to provide the Adviser with an Incentive Fee of approximately 12.5% on all of the
Pre-Incentive
Fee Net Investment Income as if a Hurdle Rate did not apply when the net investment income exceeds 1.43% in any calendar quarter.

Administration Agreement
Under the terms of the Administration Agreement, the Administrator furnishes the Fund with office facilities (certain of which are located in buildings owned by a Brookfield affiliate), equipment and clerical, bookkeeping and recordkeeping services at such facilities. Under the Administration Agreement, the Administrator also performs, or oversees the performance of, required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, and being responsible for the financial records that we are required to maintain and preparing reports to shareholders and reports filed with the SEC. In addition, the Administrator assists the Fund in determining and publishing the NAV, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to shareholders, and generally overseeing the payment of expenses and the performance of administrative and professional services rendered to the Fund by others.
Payments under the Administration Agreement are equal to an amount that reimburses the Administrator for its costs and expenses incurred by the Administrator in performing its obligations under the Administration Agreement and providing personnel and facilities, including the allocable portion of personnel. See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement—Expenses” for additional information regarding our expenses. Additionally, we bear all of the costs and expenses of any sub-administration
agreements that the Administrator enters into.
Certain Terms of the Investment Advisory Agreement and Administration Agreement
Each of the Investment Advisory Agreement and the Administration Agreement has been approved by the Board of Trustees. Unless earlier terminated as described below, each of the Investment Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year
thereafter if approved annually by a majority of the Board of Trustees or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent Trustees. On December 15, 2025, the Board of Trustees, including a majority of the independent Trustees, approved the continuation of each of the Investment Advisory Agreement and the Administration Agreement. We may terminate the Investment Advisory Agreement or the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate either agreement may be made by a majority of the Board of Trustees or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Investment Advisory Agreement upon 120 days’ written notice and the Administrator may terminate the Administration Agreement upon 60 days’ written notice. The Investment Advisory Agreement will automatically terminate within the meaning of the Investment Company Act and related SEC guidance and interpretations in the event of its assignment.
Each of the Investment Advisory Agreement and the Administration Agreement provide for limitation of liability and indemnification, as further set out below.
The Adviser will not assume any responsibility to the Fund other than to render the services described in, and on the terms of, the Investment Advisory Agreement and will not be responsible for any action of the Board of Trustees in declining to follow the advice or recommendations of the Adviser. Under the terms of the Investment Advisory Agreement, the Adviser (and its members (and their partners or members, including the owners of their partners or members), managers, officers, employees, agents, controlling persons and any other person or entity affiliated with it) (collectively, the “Adviser Indemnified Parties”) will not be liable to the Fund for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under the Investment Advisory Agreement or otherwise as an investment adviser of the Fund (except to the extent specified in the Investment Company Act). Absent willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under the Investment Advisory Agreement, the Fund will provide indemnification from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by those described above in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under the Investment Advisory Agreement or otherwise as an investment adviser of the Fund.
The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of the Administrator’s duties or by reason of the reckless disregard of the Administrator’s duties and obligations under the Administration Agreement, the Administrator (and its officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with the Administrator, including without limitation the Adviser and any person affiliated with its members or the Adviser, to the extent they are providing services for or otherwise acting on behalf of the Administrator, the Adviser or the Fund) (collectively, the “Administrator Indemnified Parties” and, together with the Adviser Indemnified Parties, the “Indemnified Parties”) will not be liable to the Fund for any action taken or omitted to be taken by the Administrator in connection with the performance of any of its duties or obligations under the Administration Agreement or otherwise as administrator for the Fund, and the Fund will indemnify, defend and protect the Administrator Indemnified Parties and hold them harmless from and against all damages, liabilities, fees, penalties, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its shareholders) arising out of or otherwise based upon the performance of any of the Administrator’s duties or obligations under the Administration Agreement or otherwise as administrator for the Fund.
We will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on our behalf or performing services for us;
(1) such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is the Adviser or Administrator, as applicable, an affiliate of the Adviser or Administrator or one of our officers; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.
Payment of Our Expenses Under the Investment Advisory and Administration Agreements
Except as specifically provided below, all Investment Professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:

1.	investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement;

2.
the Fund’s allocable portion of compensation, overhead and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer and their respective staffs; and (ii) investor relations, legal, operations and other non-Investment
Professionals at the Administrator that perform duties for the Fund; and

3.	all other expenses of the Fund’s operations and transactions, including those listed under “—Expenses” below.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.
Costs and expenses of the Administrator and the Adviser that are eligible for reimbursement by the Fund will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.
Board Approval of the Investment Advisory Agreement
Our Board of Trustees, including our independent Trustees, approved the continuation of the Investment Advisory Agreement at a meeting held on December 15, 2025. In reaching a decision to approve the continuation of the Investment Advisory Agreement, the Board reviewed a significant amount of information and considered, among other things:

•	the nature, extent and quality of the services to be provided under the Investment Advisory Agreement;

•	the investment performance of the Fund and the Adviser;

•	the competitiveness of the advisory fee;

•	the costs of services to be provided and profits to be realized under the Investment Advisory Agreement to the Adviser;

•	the extent to which economies of scale would be realized to the extent we grow; and

•	whether the fee arrangements reflect any potential economies of scale,
Based on the information reviewed and the discussion thereof, the Board of Trustees, including a majority of the independent Trustees, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the continuation of the Investment Advisory Agreement as being in the best interests of our shareholders.
Expenses
All Investment Professionals of the Adviser who provide investment advisory services to the Fund are compensated by the Adviser. Under the Administration Agreement, the Administrator provides the Fund with certain administrative services. In full consideration of the provision of services of the Administrator, we reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations and providing personnel and facilities under the Administration Agreement, as described below.
All personnel of the Adviser, when and to the extent engaged in providing investment advisory services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser and not by the Fund. We bear all other costs and expenses of our organization, operations, administration and transactions, including (without limitation) fees and expenses relating to:

1)
all costs, fees, expenses and liabilities incurred in connection with the formation and organization of the Fund and the offering and sale of the Common Shares, including expenses of registering or qualifying securities held by the Fund for sale and blue sky filing fees, costs associated with technology integration between the Fund’s systems and those of participating intermediaries, reasonable bona fide due diligence expenses of participating intermediaries supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Fund’s escrow agent and transfer agent, fees to attend retail seminars sponsored by participating intermediaries and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, intermediaries, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fees;

2)
diligence and monitoring of the Fund’s financial, regulatory and legal affairs, and, if necessary, enforcing rights in respect of investments (to the extent an investment opportunity is being considered for the Fund and any other funds or accounts managed by the Adviser or its affiliates, the Adviser’s out-of-pocket
expenses related to the due diligence for such investment will be shared with such other funds and accounts pro rata
based on the anticipated allocation of such investment opportunity between the Fund and the other funds and accounts);

3)	the cost of calculating the Fund’s NAV (including the cost of any third-party valuation firms);

4)	the cost of effecting sales and repurchases of the Common Shares and other securities;

5)	Management and Incentive Fees payable pursuant to the Investment Advisory Agreement;

6)	fees and expenses payable under any distribution manager and selected intermediary agreements, if any;

7)	costs and expenses of any sub-administration agreements entered into by the Administrator;

8)	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);

9)
retainer, finder’s, placement, adviser, consultant, custodian, sub-custodian,
depository (including a depositary appointed pursuant to directive 2011/61/EU of the European Parliament and of the Council dated June 8, 2011 on Alternative Investment Fund Managers, together with Commission Delegated Regulation (EU) No 231/2013 supplementing Directive 2011/61/EU, as well as any similar or supplementary law, rule or regulation including any equivalent or similar law, rule or regulation implemented in the United Kingdom as a result of its withdrawal from the European Union, or subordinate legislation thereto, as implemented in any relevant jurisdiction (together, the “AIFM Directive”) or pursuant to any national private placement regime in any jurisdiction, a Swiss representative and paying agent appointed pursuant to the Swiss representative and paying agent appointed pursuant to the Swiss Collective Investment Schemes Act and the implementation thereof), transfer agent, trustee, disbursal, brokerage, registration, legal and other similar fees, commissions and expenses attributable to making or holding investments;

10)
the reporting, filing and other compliance requirements (including expenses associated with the initial registrations, filings and compliance) contemplated by the AIFM Directive or any national private placement regime in any jurisdiction (including any reporting required in connection with Annex IV of the AIFM Directive);

11)	fees and expenses associated with marketing efforts (including travel and attendance at investment conferences and similar events);

12)	allocable out-of-pocket costs incurred in providing managerial assistance to those portfolio companies that request it;

13)	fees, interest and other costs payable on or in connection with any indebtedness;

14)	federal and state registration fees and other governmental charges;

15)	any exchange listing fees;

16)	federal, state and local taxes;

17)	independent Trustee’s fees and expenses;

18)	brokerage commissions;

19)	costs of proxy statements, shareholders’ reports and notices and any other regulatory reporting expenses;

20)	costs of preparing government filings, including periodic and current reports with the SEC;

21)	fidelity bond, liability insurance and other insurance premiums;

22)	printing, mailing, independent accountants and outside legal costs;

23)	costs of winding up and liquidation;

24)	litigation, indemnification and other extraordinary or non-recurring expenses;

25)	dues, fees and charges of any trade association of which the Fund is a member;

26)
research and software expenses, quotation equipment and services and other expenses incurred in connection with data services, including subscription costs, providing real-time price feeds, real-time news feeds, securities and company information, and company fundamental data attributable to such investments;

27)	costs and expenses relating to investor reporting and communications;

28)
costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act of 2002 compliance and attestation and costs of preparing and filing reports or other documents with the SEC, FINRA, CFTC and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing and the costs associated with reporting and compliance obligations under the Investment Company Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing;

29)
all other
out-of-pocket
expenses, fees and liabilities that are incurred by the Fund or by the Adviser on behalf of the Fund or that arise out of the operation and activities of the Fund, including expenses related to organizing and maintaining persons through or in which investments may be made and the allocable portion of any Adviser costs, including personnel, incurred in connection therewith;

30)
accounting expenses, including expenses associated with the preparation of the financial statements and tax information reporting returns of the Fund and the filing of various tax withholding forms and treaty forms by the Fund;

31)	the allocable portion of the compensation of the Fund’s Chief Financial Officer and Chief Compliance Officer and their respective staffs; and

32)
all other expenses incurred by the Administrator, an affiliate of the Administrator or the Fund in connection with administering the Fund’s business, including payments under the Administration Agreement to the Administrator or such affiliate in an amount equal to the Fund’s allocable portion of overhead and other expenses incurred by the Administrator or such affiliate in performing its obligations and services under the Administration Agreement, such as rent and the Fund’s allocable portion of the cost of personnel attributable to performing such obligations and services, including, but not limited to, marketing, legal and other services performed by the Administrator or such affiliate for the Fund.

We bear our allocable portion of the costs of the compensation, benefits, and related administrative expenses (including travel expenses) of our officers who provide operational and administrative services under the Administration Agreement, their respective staffs and other professionals who provide services to us (including, in each case, employees of the Administrator or an affiliate) who assist with the preparation, coordination, and administration of the foregoing or provide other “back office” or “middle office” financial or operational services to the Fund. We reimburse the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator (or its affiliates) to such individuals (based on a percentage of time such individuals devote, on an estimated basis, to our business and affairs and in acting on our behalf).
With respect to (1) above, the Adviser advanced all of our organization and offering expenses on our behalf through the Escrow Break Date. As of September 30, 2025, there were no amounts due to the Adviser from us under the Expense Support Agreement. See “—Expense Support Agreement.”

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders, subject to the cap on organization and offering expenses described above.
Expense Support Agreement
We have entered into the Expense Support Agreement with the Adviser. The Adviser may elect to make Expense Payments, provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates.
Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we will pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Fund within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Fund will be referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) our net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) our net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
The Fund’s obligation to make a Reimbursement Payment will automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.
For the fiscal year ended September 30, 2025 and 2024, the Adviser did not make any Expense Payments in accordance with the Expense Support Agreement. For the fiscal year ended September 30, 2023, the Adviser made Expense Payments in the amount of $0.9 million. For the year ended September 30, 2025, we did not make any reimbursement payments to the Adviser. For the years ended September 30, 2024 and 2023, we made reimbursement payments of $1.0 million and $1.4 million, respectively, to the Adviser. As of September 30, 2025, there were no amounts due to the Adviser from us under the Expense Support Agreement.
Compliance with the Omnibus Guidelines Published by NASAA
Net Worth of Sponsors
The North American Securities Administrators Association (the “NASAA”), in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the “Omnibus Guidelines”), requires that our affiliates and Adviser, or our Sponsor as defined under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of the greater of either $100,000, or 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our Adviser and its affiliates, while not liable directly or indirectly for any indebtedness we may incur, have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Prohibited Activities
Our activities are subject to compliance with the Investment Company Act. In addition, for purposes of the Omnibus Guidelines, our Declaration of Trust prohibits the following activities among us, the Adviser and its affiliates:

•
We may not purchase or lease assets in which a Trustee, the Adviser or any of its affiliates has an interest unless (i) we disclosed the terms of the transaction to our shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) in the case of a purchase of assets, such purchase is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to us by the SEC;

•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•
A Trustee, the Adviser or any of its affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to us by the SEC;

•
We may not lease assets to a Trustee, the Adviser or any of its affiliates unless the transaction occurred on or prior to February 3, 2022 (the commencement of this offering), we disclosed the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

•	We may not make any loans, credit facilities, credit agreements or otherwise to the Adviser or its affiliates except for the advancement of funds as permitted by our Declaration of Trust;

•	We may not acquire assets in exchange for our Common Shares;

•
We may not pay a commission or fee, either directly or indirectly to the Adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	The Adviser and its affiliates may not charge duplicate fees to us; and

•	The Adviser may not provide financing to us with a term in excess of 12 months.
Rebates, Kickbacks and Reciprocal Arrangements
Our Declaration of Trust also prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups
or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws or provisions of the Omnibus Guidelines governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker or other properly licensed agent normal sales commissions or other compensation (including cash compensation and non-cash
compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under the Investment Advisory Agreement.
Commingling
Except in respect of certain investments in general partnerships and/or joint ventures meeting requirements set out in the Omnibus Guidelines, the Adviser may not permit our funds to be commingled with the funds of any other entity.

POTENTIAL CONFLICTS OF INTEREST
General
The Adviser and its affiliates currently manage and may in the future manage a large number of other funds and accounts, including OCSL, OLPG and the other Related Private Credit Funds (as defined below) that invest in, and in some cases, have priority ahead of us with respect to, securities, obligations or other investments eligible for purchase by the Fund, including Other Oaktree Funds. This situation presents the potential for conflicts of interest. Though Oaktree will seek to manage such potential conflicts of interest in good faith, there may be situations in which our interests with respect to a particular investment or other matter conflict with the interests of one or more Other Oaktree Funds, the Adviser or one or more of their respective affiliates. For example, such conflicts may arise in situations where an Other Oaktree Fund has invested in the securities of an issuer, but due to changed circumstances or otherwise, the investment opportunities with respect to such issuer subsequently fall within our investment focus or where we make an investment in the same portfolio issuer in which an Other Oaktree Fund has an investment, including at a different level of such portfolio issuer’s capital structure (or vice versa
). Such changed circumstances might include, among others: a fall in the prices of the securities of the issuer to distressed levels; workouts or other restructurings relating to an issuer’s capital structure; a decline in the issuer’s business or financial condition; consideration by the issuer of strategic alternatives or other fundamental changes. On any matter involving a potential or actual conflict of interest, Oaktree will be guided by its fiduciary duties to the Fund as well as to the Other Oaktree Funds and will manage such conflict in good faith and seek to ensure that our interests and all affected Other Oaktree Funds are represented. However, if Oaktree determines it is necessary or appropriate (in its discretion) to resolve or mitigate such potential or actual conflict, the Adviser reserves the right to cause the Fund to take such steps as Oaktree deems necessary or appropriate, even if (subject to applicable law) such steps would require the Fund to, among other things, (
a
) forego an investment opportunity or reduce or divest an investment that, in the absence of such potential or actual conflict, we would have made or continued to hold or (
b
) otherwise take action that may have the effect of benefitting an Other Oaktree Fund (or the Adviser or any of its affiliates) and, therefore, may not have been in the best interests of the Fund or our shareholders. See “Risk Factors—Risks Relating to Conflicts of Interest—There may be conflicts of interest related to obligations that the Adviser’s senior management and investment team have to Other Oaktree Funds.”
Performance Based Compensation and Management Fees
The existence of the incentive fees payable to the Adviser may create a greater incentive for the Adviser to make more speculative investments on behalf of the Fund, or to time the purchase or sale of investments in a manner motivated by the personal interests of Adviser and/or other Oaktree personnel. However, the fact that the hurdle rate for the incentive fee based on income is calculated on an aggregate basis each quarter and that realized and unrealized losses are netted against realized gains for the incentive fee based on capital gains should reduce the incentives for the Adviser to make more speculative investments or otherwise time the purchase or sale of investments.
In addition, the manner in which the Adviser’s entitlement to incentive fees is determined may result in a conflict between its interests and the interests of shareholders with respect to the sequence and timing of disposals of investments, as the Adviser may want to dispose of lower yielding investments in favor of higher yielding ones. With respect to the Adviser’s entitlement to incentive fees on capital gains, the Adviser may be incentivized to realize capital gains prior to a year end if such gains, net of realized and unrealized losses, would result in an incentive fee on capital gains.
Other Strategic Income Investments and Business Development Companies
The Adviser currently manages OCSL, which focuses on providing companies with flexible financing solutions, including first and second lien loans, unsecured and mezzanine loans and preferred equity, as well as generating capital appreciation and income through secondary inve stmen
ts at discounts to par in either private or syndicated

transactions. The Adviser also currently manages OLPG. Armen Panossian, our Chief Executive Officer,
Co-Chief
Investment Officer and Chairman of the Board of Trustees, is responsible for overseeing the investment team that manages each of the Fund, OCSL and OLPG.
Investment opportunities offered to the Fund, OCSL and OLPG and the Other Oaktree Funds that require the use of Exemptive Relief will be allocated in accordance with the terms of the Exemptive Relief. For investment opportunities to which the Exemptive Relief does not apply, Oaktree will determine, in its discretion and in good faith, how any investment of the Fund or its separate funds and accounts will be allocated, as described under “—Allocations of Investment Opportunities” below.
The Fund’s executive officers, certain Trustees and certain members of Oaktree, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of investment funds managed by the Adviser’s affiliates, including OCSL and OLPG. There may be certain investment opportunities that satisfy the investment criteria for OCSL, OLPG and the Fund, as well as private investment funds and accounts advised or sub-advised
by the Adviser or its affiliates. Each of OCSL and OLPG operates as a distinct and separate public BDC; any investment in the Common Shares will not be an investment in OCSL or OLPG. In addition, all of the Fund’s executive officers serve in substantially similar capacities for OCSL and OLPG. Accordingly, they may have obligations to investors in OCSL or OLPG, the fulfillment of which might not be in the best interests of the Fund or its shareholders. For example, the personnel of Oaktree may face conflicts of interest in the allocation of investment opportunities to the Fund, OLPG and OCSL. To the extent an investment opportunity is appropriate for the Fund, OCSL, OLPG or any other investment fund or account managed or sub-advised
by Oaktree, Oaktree will adhere to its investment allocation guidelines discussed below in order to determine a fair and equitable allocation.
Allocation of Investment Opportunities
We may share in investment opportunities presented to one or more of the Other Oaktree Funds to the extent that Oaktree in good faith deems such allocation to be prudent or equitable based on the Investment Allocation Considerations (as defined below), including after taking into account any priority co-investment
rights or other
co-investment
allocations with respect to deals sourced by the investment teams of the Fund and/ or any Other Oaktree Funds. Likewise, one or more Other Oaktree Funds whose governing documents permit may share in investment opportunities presented to the Fund to the extent that Oaktree in good faith deems such allocation to be prudent or equitable based on the Investment Allocation Considerations.
Though Oaktree will seek to manage potential conflicts arising out of the potentially overlapping investment objectives of the Fund and certain Other Oaktree Funds, there can be no assurance that the return on our investment will be equivalent to or better than the returns obtained by any Other Oaktree Fund participating in such investments. The decision by Oaktree to allocate an opportunity to an Other Oaktree Fund or to provide for any co-investment
along such Other Oaktree Fund (in accordance with the Exemptive Relief if applicable) could cause the Fund to forego an investment opportunity it otherwise would have made.
As a general matter, as between the Fund and an Other Oaktree Fund with the same overall investment focus, investment opportunities will generally be allocated between them based on Oaktree’s reasonable assessment of the amount of capital available for investment by each such fund or account, and sales of an investment will generally be allocated pro rata
between them on the basis of their respective investments held (disregarding for this purpose the age of the funds or accounts or which of them is in a liquidation period, if applicable). The foregoing allocations for both investments and sales may be overridden if Oaktree in good faith deems a different allocation to be prudent or equitable in light of the Investment Allocation Considerations. See “Investment Objective and Strategies—Allocation of Investment Opportunities” for additional information regarding the Investment Allocation Considerations. In some cases, Oaktree’s observation and application of the Investment Allocation Considerations may affect adversely the price paid or received by the Fund, or the size of the position purchased or sold by the Fund.

The classification of an investment opportunity as appropriate or inappropriate for the Fund or any of the Other Oaktree Funds will be made by Oaktree in good faith, at the time of purchase and will be binding on investors.
This determination frequently will be subjective in nature. Consequently, an investment that Oaktree determined was appropriate (or more appropriate) for the Fund (or that Oaktree determined was appropriate (or more appropriate) for any of the Other Oaktree Funds) may ultimately prove to have been more appropriate for one of the Other Oaktree Funds (or for the Fund). Furthermore, the decision as to whether the Fund or any of the Other Oaktree Funds should make a particular follow-on
investment, or whether the
follow-on
investment will be shared in the same proportion as the original investment, may differ from the decision regarding the initial purchase due to a changed determination on this issue by Oaktree, and investments made by the Fund or an Other Oaktree Fund towards the end of its investment period (if applicable) may be structured so that one or more Other Oaktree Funds can make an anticipated follow-on
investment on certain prearranged terms and conditions, including price (which may be based on cost of the original investment). Where potential overlaps with any of the Other Oaktree Funds exist, such opportunities will be allocated by Oaktree, in good faith, after taking into consideration the investment focus of each affected fund or account and the Investment Allocation Considerations. The Fund will not purchase any investments from, or sell any investments to, any of the Other Oaktree Funds.
Fund
Co-Investment
Opportunities
As a BDC regulated under the Investment Company Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which likely will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside the Other Oaktree Funds. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. However, subject to the Investment Company Act and any applicable co-investment
order issued by the SEC, the Fund may
co-invest
with Other Oaktree Funds (including
co-investment
or other vehicles in which Oaktree or its personnel invest and that co-invest
with such Other Oaktree Funds) in investments that are suitable for the Fund and one or more of such Other Oaktree Funds. Even if the Fund and any such Other Oaktree Funds and/or co-investment
or other vehicles invest in the same securities, conflicts of interest may still arise.
We have in the past
co-invested,
and in the future may
co-invest,
with certain affiliates of the Adviser. The Adviser has received the Exemptive Relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, as well as certain Oaktree proprietary accounts, to participate in negotiated co-investment
transactions where doing so is consistent with the applicable regulatory requirements and other pertinent factors, and pursuant to the conditions of the SEC order.
Investments in Portfolio Companies Alongside Other Oaktree Funds
From time to time, the Fund will
co-invest
with Other Oaktree Funds (including
co-investment
or other vehicles in which Oaktree or its personnel invest and that co-invest
with such Other Oaktree Funds) in investments that are suitable for both the Fund and such Other Oaktree Funds, as permitted by applicable law and/or any applicable
SEC-granted
order. Even if the Fund and any such Other Oaktree Funds invest in the same securities or loans, conflicts of interest may still arise. For example, it is possible that as a result of legal, tax, regulatory, accounting, political, national security or other considerations, the terms of such investment (and divestment thereof) (including with respect to price and timing) for the Fund and such other funds and vehicles may not be the same. Additionally, the Fund and such Other Oaktree Funds and/or vehicles will generally have different investment periods and/or investment objectives (including return profiles) and the Adviser, as a result, may have conflicting goals with respect to the price and timing of disposition opportunities. As such, subject to applicable law and any applicable order issued by the SEC, the Fund and/or such Other Oaktree Funds may dispose of any such shared investment at different times and on different terms.

Investments in Different Parts of the Capital Structure
The Adviser anticipates that the Fund will make investments in companies in which an Other Oaktree Fund holds an investment in a different class of such company’s debt or equity, to the extent not prohibited by the Investment Company Act. In such circumstances, Oaktree will likely have conflicting interests between its duties to the Fund and such Other Oaktree Fund. In troubled situations, Oaktree’s involvement in decisions regarding the Fund’s investment, including whether to enforce covenants or claims, or whether to advocate for a restructuring or liquidation inside or outside of bankruptcy, and the terms of any work-out
or restructuring, will potentially raise conflicts of interest. If additional capital were to be necessary as a result of financial or other difficulties, or to finance growth or other opportunities, Other Oaktree Funds will not necessarily provide such additional capital, and if provided, each such Other Oaktree Fund generally will supply such additional capital in such amounts and on such terms as determined by such Other Oaktree Fund’s general partner in its sole discretion. Because of the different legal rights associated with debt and equity of the same portfolio company, the Adviser, Oaktree, and their affiliates are expected to face a conflict of interest in respect of the advice given to, and the actions taken on behalf of, the Fund versus an Other Oaktree Fund. Given the nature of these conflicts, there can be no assurance that the resolution of these conflicts will be beneficial to the Fund. However, generally speaking, Oaktree expects that the Fund will make investments that potentially conflict with the interests of an Other Oaktree Fund only when, at the time of investment by the Fund, Oaktree believes that (a) such investment is in the best interests of the Fund and (b)(i) the possibility of actual adversity between the Fund, on the one hand, and the Other Oaktree Fund, on the other hand, is remote, (ii) either the potential investment by the Fund or the investment of such Other Oaktree Fund is not large enough to control any actions taken by the collective holders of securities of such company or asset or (iii) in light of the particular circumstances, Oaktree determines in its discretion and in good faith that such investment is appropriate for the Fund and any such Other Oaktree Fund, notwithstanding the potential for conflict.
In addition, or as an alternative, in those circumstances where the Fund and an Other Oaktree Fund hold investments in different classes of a company’s debt or equity, Oaktree is also permitted, to the fullest extent not prohibited by applicable law, take steps to reduce the potential for adversity between the Fund and the Other Oaktree Fund, including causing the Fund to take certain actions that, in the absence of such conflict, it would not take, such as (A) remaining passive in a restructuring, foreclosure, refinancing or similar situations (including electing not to vote or voting pro rata with other security holders), (B) investing in the same or similar classes of securities as the Other Oaktree Fund in order to align their interests, (C) divesting investments or (D) otherwise taking an action designed to reduce adversity. Any such step could have the effect of benefiting an Other Oaktree Fund (or Oaktree or any of its affiliates) and therefore may not have been in the best interests of, and may have been adverse to, the Fund. Similar considerations generally will apply if any Other Oaktree Fund makes an investment in a company or asset in which the Fund holds an investment in a different class of such company’s debt or equity securities or asset.
Investments Where Other Oaktree Funds Hold Related Investments
Other Oaktree Funds hold a number of existing credit investments and it is expected that in the future Other Oaktree Funds will make additional similar investments. Subject to the limitations of the Investment Company Act, the Fund is permitted to make investments either in those same assets or in related assets. In addition, subject to any applicable limitations under the Exemptive Relief or the Investment Company Act as a result of participation in an investment by an Other Oaktree Fund, the Adviser anticipates that the Fund will likely make investments in entities or assets in which an Other Oaktree Fund holds an investment in a different class of the debt or equity securities of such entities or such assets.
In the foregoing circumstances, the Adviser could have conflicting loyalties between its duties to the Fund and such Other Oaktree Fund. For example, if the Fund controls or has a significant influence over a company in which an Other Oaktree Fund holds equity in a different tranche of the company, Oaktree could have conflicting loyalties in directing the actions of the company if the interests of the Fund and the Other Oaktree Fund diverge. Likewise, if an Other Oaktree Fund controls or has a significant influence with respect to a company in which the

Fund holds debt or equity in a different tranche of the company, the Other Oaktree Fund may direct the company to take certain actions that may not be in the best interests of the Fund.
Generally speaking, the Adviser expects that the Fund will make investments that potentially conflict with the interests of an Other Oaktree Fund only as described under “Investments in Different Parts of the Capital Structure” above.
Buying and Selling Investments or Assets from Certain Related Parties.
Subject to the limitations of the Investment Company Act, the Fund and its portfolio companies may purchase investments or assets from or sell investments or assets to shareholders, other portfolio companies of the Fund, portfolio companies of Other Oaktree Funds or their respective related parties. Purchases and sales of investments or assets between the Fund or its portfolio companies, on the one hand, and shareholders, other portfolio companies of the Fund, portfolio companies of Other Oaktree Funds or their respective related parties, on the other hand, are not, unless required by applicable law, subject to the approval of the Board of Trustees or any shareholder. These transactions involve conflicts of interest, as Oaktree may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction, including different financial incentives Oaktree may have with respect to the parties to the transaction. For example, there can be no assurance that any investment or asset sold by the Fund to a shareholder, other portfolio companies of the Fund, portfolio company of Other Oaktree Funds or any of their respective related parties will not be valued or allocated a sale price that is lower than might otherwise have been the case if such asset were sold to a third party rather than to a shareholder, portfolio company of Other Oaktree Funds or any of their respective related parties. The Adviser will not be required to solicit third party bids or obtain a third party valuation prior to causing the Fund or any of its portfolio companies to purchase or sell any asset or investment from or to a shareholder, other portfolio companies of the Fund, portfolio company of Other Oaktree Funds or any of their respective related parties as provided above.
Oaktree-Related Securitizations and Other Oaktree Activities
The Fund is permitted to invest through secondary market transactions in securitizations or asset-backed securities, including (a) collateralized loan obligations for which Oaktree or its affiliate serves as collateral manager (“Oaktree CLOs”), (b) securitizations originated or sponsored by Other Oaktree Funds and (c) any other securitizations in which Oaktree or Other Oaktree Funds may be involved or hold interests (including any refinancings thereof and purchases on the secondary market) (clauses (a) through (c) collectively, “Oaktree-Related Securitizations”). However, with respect to an investment made by the Fund, neither Oaktree nor any Other Oaktree Funds will own more than 25% of the equity interests of the Oaktree-Related Securitizations. The Fund is permitted to invest in securitizations alongside Other Oaktree Funds and on different terms than Other Oaktree Funds and Other Oaktree Funds may be sponsoring such securitizations and retaining an interest in the equity and/or debt tranches thereof or participating separately as purchasers in such securitization.
As such, the Fund may invest in the same or different tranches of the same securitization as Other Oaktree Funds or otherwise at different levels of the capital structure and the Fund or any Other Oaktree Funds may own a substantial portion of any tranche in which it participates. In such circumstances, the Fund and Other Oaktree Funds may have conflicting interests and may potentially be adverse to each other.
Oaktree will be guided by its fiduciary duties to the Fund as well as its fiduciary duties to the Other Oaktree Funds, as applicable, which may include conflicting fiduciary duties in its capacity as collateral manager or sponsor of an Oaktree-Related Securitization. In each case, Oaktree will seek to act for the Fund in the Fund’s best interest while acting for the Other Oaktree Funds in such Other Oaktree Funds’ best interests, even where these respective best interests conflict. An investment by the Fund may be a minority investment and/or may be in a non-controlling
tranche of interests. An Other Oaktree Fund may control the tranche in which the Fund invests or may hold interests in a different tranche that controls decisions for the entire securitization; in such case, decisions made for such Other Oaktree Fund in such Other Oaktree Fund’s best interest may be directly adverse to the Fund’s best interest (including decisions that result in forced redemptions or refinancings, amendments to securitization terms, rights to direct remedies and other actions or determinations). Accordingly, Oaktree may take action, give direction or vote on behalf of the Fund in a manner that is consistent, different or opposite from the action, direction or vote it may take in connection with the investments in the same or different tranches of the same securitization by Other Oaktree Funds. Moreover, the same investment team, and potentially the same Investment Professional, may be responsible for directing such votes on behalf of the Fund and Other Oaktree Funds.
If, during any period in which any assets of the Fund are held in an Oaktree CLO, the Fund pays or bears any fee payable to Oaktree in respect of any such Oaktree CLO (an “Oaktree CLO Fee”), then, during such period either (a) such fee will reduce on a dollar-for-dollar
basis the Management Fee paid by the Fund (but not below zero); provided that the Management Fee will not be reduced by the amount of Oaktree CLO Fees attributable to the Oaktree Aggregate Commitment or any investor paying reduced or no Management Fee (to the extent of such reduction) or (b) the basis against which the Management Fee is charged will be deemed to exclude the portion attributable to such Oaktree CLO, provided that the choice between (a) or (b) will be made in Oaktree’s sole discretion. Oaktree will determine in its reasonable discretion whether any tranche(s) of any such Oaktree CLO are held as part of the assets of the Fund, and therefore whether the Fund (through such investment), bears any such Oaktree CLO Fee.
Oaktree and its personnel may acquire confidential or material non-public
information or be restricted from initiating transactions in certain securities by virtue of Oaktree’s activities for Other Oaktree Funds, and such restrictions may result in the Fund being unable to take certain actions in its own best interest (which may include not being able to initiate a transaction that it otherwise might have initiated and not being able to sell an investment that it otherwise might have sold). Additionally, Oaktree may in some instances seek to avoid the receipt of material, non-public
information about the issuers of loans and other investments (including from the issuer itself), and Oaktree’s decision not to receive such material, non-public
information may disadvantage a securitization vehicle in which the Fund invests. The Fund will be subject to these risks without receiving any benefit from the activities of Oaktree or Other Oaktree Funds giving rise to these restrictions. The Fund will generally be excluded from voting to remove and replace Oaktree entities as collateral manager, servicer or other parties in certain Oaktree-Related Securitizations.
In addition, while investments made by the Fund in Oaktree CLOs will provide for a reduction in Management Fees otherwise payable by the Fund to the extent the Fund pays or bears fees payable to Oaktree in respect of a collateral manager or sponsor role for any Oaktree CLO, there will not be any offset for any fees or other compensation payable to Oaktree or any Other Oaktree Fund associated with securitizations originated or sponsored by Other Oaktree Funds, including any fees or other benefits Other Oaktree Funds may directly or indirectly receive from any affiliates acting as a servicer in such securitizations. Accordingly, Oaktree may receive greater total fees, carried interest and other compensation as a result of the Fund investing in such Oaktree-Related Securitizations than Oaktree would receive if the Fund invested in other investment products not affiliated with Oaktree or any Other Oaktree Fund (including, where Oaktree does not receive fees or compensation from any such Oaktree-Related Securitization itself, by receiving greater fees, carry or other compensation from an Other Oaktree Fund that has originated or is otherwise involved with such securitization). The Fund will be subject to these risks without receiving any benefit from the activities of Oaktree or Other Oaktree Funds giving rise to these restrictions.
Related Funds and Accounts
Oaktree or its affiliates may organize funds and may manage accounts with objectives substantially similar to those of the Fund. For example, within Oaktree’s Private Credit strategy, Oaktree currently manages and will continue to raise additional separately managed accounts, private commingled funds, private or public BDCs and/or funds registered under the Investment Company Act and operated as “interval funds”. Each of these BDCs, funds and accounts may have a substantially similar investment focus as the Fund, although some may invest a larger percentage, as compared to the Fund, of its total assets or total capital commitments, whichever is greater, in any one issuer or consolidated issuer group, some may not originate loans to U.S. borrowers, and some will not invest in any investment that is categorized as a Level 3 asset under GAAP at the time of acquisition. Oaktree may also form parallel funds alongside any of such funds and accounts and may raise other funds and accounts within the Private Credit strategy in the future. All of such funds and accounts, whether now existing or subsequently created, are referred to collectively as the “Related Private Credit Funds.”
Any such related entities or separate accounts may invest in securities or other investments eligible for purchase by the Fund, and the allocation of investments between the Fund and such funds and accounts will generally be pro rata
based on the Oaktree’s reasonable assessment of the amounts available for investment by each fund and account as described above, including, to the extent applicable, the Exemptive Relief.
Other Oaktree Funds and Other Oaktree-Managed Investment Strategies
Oaktree or its affiliates currently manage or may in the future manage a large number of Other Oaktree Funds and other investment strategies. The Other Oaktree Funds, including the Related Private Credit Funds, currently include: (a) the “Direct Lending Fund,” which is organized primarily to generate stable quarterly cash income and long-term capital appreciation by primarily focusing on private lending opportunities to medium-sized
companies; (b) the “Middle-Market Direct Lending Funds,” which are organized to invest in directly originated senior secured first lien and unitranche loans to middle-market companies in North America; (c) the “Life Sciences Funds,” which are organized to invest in private lending opportunities in the life sciences sector, with a particular focus on the biopharma and medical devices/equipment sub-sectors;
(d) the “Special Lending BDCs,” which are BDCs organized primarily to invest in first and second lien loans, unsecured and mezzanine loans, and preferred equity; (e) the “Global Opportunities Funds,” which are organized to invest in opportunistic credit, including investment primarily in credit opportunities that are inefficiently priced because the company or its owners are perceived to be experiencing financial stress or are otherwise unable to efficiently access the capital markets; (f) the “Real Estate Opportunities Funds,” which are organized to invest in real estate, real estate related debt and corporate securities, distressed mortgages and properties and other real estate related investments; (g) the “Real Estate Debt Funds and Accounts,” which are organized to invest in performing real estate related debt, including commercial mortgage backed securities; (h) the “Real Estate Income Funds and Accounts,” which are organized to invest in the equity of well-located, high quality commercial real estate that generates strong current cash flows and offers the potential for appreciation through moderate leasing and repositioning strategies; (i) the “European Principal Funds,” which are organized primarily to make control and significant influence investments outside the United States, primarily in the European region; (j) the “European Capital Solutions Funds,” which are organized to provide debt financing solutions primarily for European companies in sectors where bank financing is scarce; (k) the “Power Opportunities Funds,” which are organized to make control and significant influence investments primarily in companies in the power industry and related areas that focus largely on providing equipment, software and services used in the marketing, distribution, transmission, trading or consumption of power and similar services; (l) the “Special Situations Funds,” which are organized primarily to obtain control or significant influence over companies that are believed to be undervalued, with a bias for investments which are distressed in nature; (m) the “Emerging Markets Equity Funds and Accounts,” which are organized to focus primarily on publicly traded securities in emerging markets worldwide and in developed markets in Asia and the Pacific region; (n) the “Emerging Markets Opportunities Funds and Accounts,” which are organized to invest opportunistically in stressed, distressed and other value oriented investments in emerging markets; (o) the “Emerging Markets Debt Total Return Fund and Accounts,” which are organized to invest on a global basis in emerging market instruments that offer the potential for substantial total return, with a focus on credit oriented investments that Oaktree believes have a low likelihood of default; (p) the “Mezzanine Funds,” which are organized to invest primarily in mezzanine debt and equity investments, as well as in second lien and senior secured bank loans; (q) the “ABF Funds,” which are organized to make investments across a broad range of industries focused on contractual assets (e.g., pools of loans, leases, mortgages, royalties or other receivables); (r) the “Value Opportunities Fund,” which is organized to invest in readily tradable distressed debt securities, distressed debt and other value-oriented investments, but which has the ability to make real estate related investments; (s) the “Infrastructure Funds,” which are organized to make investments in infrastructure opportunities, focused primarily on the energy, transportation and environmental service sectors in North America; (t) the “Value Equity Fund,” which is organized to invest with a long bias on an unleveraged basis in a concentrated portfolio of stressed, post-reorganization and value equities in developed markets; (u) the “Strategic Credit Funds and Accounts,” which are organized to invest primarily in credit opportunities that are inefficiently priced because the company or its owners are perceived to be experiencing financial stress or are otherwise unable to efficiently access the capital markets; (v) the “Global Credit Fund and Accounts,” which are organized to invest in a diversified portfolio of global investments across Oaktree’s liquid credit platform, including high yield bonds, senior loans, convertibles, real estate debt securities, structured credit and emerging markets debt; (w) the “Senior Loan Funds and Accounts,” which are organized to invest in bank loans and other senior debt obligations of companies; (x) the “Enhanced Income Funds,” which are organized to invest in bank loans and other senior debt obligations of companies on a leveraged basis; (y) the “Convertible Funds and Accounts,” which are organized to invest in convertibles consisting of bonds, debentures, notes, preferred stock or other securities convertible or exchangeable into common stock or other equity securities; (z) the “High Yield Bond Funds and Accounts,” which are organized to invest in high yield fixed income securities and/or debt; (aa) the “Structured Credit Funds and Accounts,” which are organized to invest in the debt and equity tranches of collateralized loan obligations and other structured products; (bb) the “Oaktree Absolute Return Income Fund,” which is organized primarily to provide total return through both income and capital preservation of liquid, low-duration
fixed-income investments; (cc) “Multi-Strategy Fund and Accounts,” which are organized to invest in a diversified portfolio of global investments across Oaktree’s liquid and less liquid credit platform and (dd) the “Middle Market Senior Loan Fund,” which is organized to invest primarily in middle market senior loans on a leveraged basis. In addition, Oaktree and its affiliates reserve the right in the future to organize and manage successors to such Other Oaktree Funds with a primary investment strategy different from the Fund, such as, for instance, (A) a strategy focused on a particular country or geographic region or a strategy focused on a particular asset class or sub-strategy
or (B) a strategy that is dedicated to making investments that the Fund is not permitted or able to make, due to, for instance, constraints imposed by the investment objectives or the Fund’s investment restrictions or the determination by the Adviser, an affiliated general partner or Oaktree that the investment exceeds what should prudently be invested by the Fund.
Because the investment focus of certain of the Other Oaktree Funds and Oaktree’s other investment strategies overlap with the investment focus of the Fund, not all investment opportunities suitable for the Fund will be allocated to the Fund. Without limiting the foregoing, during the period in which any Other Oaktree Funds (and any co-investment
fund or arrangements with
co-investors
formed, entered into or created to invest alongside such Other Oaktree Funds) and the Fund are still in their respective investment periods, Oaktree expects that investment opportunities that are the focus of any such Other Oaktree Funds that have been given priority rights in respect of such investments, and that fall within such priority rights, will generally be allocated to such Other Oaktree Funds (and any co-investment
fund or arrangements with
co-investors
formed, entered into or created to invest alongside such Other Oaktree Funds), subject to the Investment Allocation Considerations and the other considerations discussed herein. Subject to the limitations of the Investment Company Act and the Exemptive Relief, as a result of such priority rights, the Fund likely will not be offered the opportunity to participate in investment opportunities appropriate for such Other Oaktree Funds (and any co-investment
fund or arrangements with
co-investors
formed, entered into or created to invest alongside such Other Oaktree Funds) and/or participation by the Fund in such opportunities will likely be limited or curtailed to the extent required by the priority rights of such Other Oaktree Funds. In addition, there is no assurance that future developments will not create additional potential conflicts of interest. In the event that a situation arises in the future where the interests of the Fund with respect to a particular investment conflict with the interests of one or more Other Oaktree Funds or Oaktree-managed investment strategies, Oaktree will in its discretion and in good faith seek to manage such conflicts of interest in a manner consistent with the procedures described in this prospectus.
In some cases, even if an Other Oaktree Fund has investment objectives, programs or strategies that are similar to those of the Fund, Oaktree may give advice or take action with respect to the investments held by, and transactions of, such Other Oaktree Fund that may differ from the advice given or the timing or nature of any action taken with respect to the investments held by, and transactions of, the Fund for a variety of reasons including differences in fund structure, regulatory differences or differences in the stage of life of the Other Oaktree Fund.
Conflicts Relating to Acquisition by Brookfield
On September 30, 2019 (the “Transaction Closing”), Brookfield Inc. completed the acquisition of a majority interest in BOH, an indirect controlling parent of Oaktree, which together with certain related transactions resulted in Brookfield Inc. owning a majority economic interest in Oaktree’s business. In December 2022, Brookfield Inc. changed its name to Brookfield Corporation in connection with a spin-off
of its asset management business into a separate company. As part of the spin-off
transaction, Brookfield Asset Management Ltd., acquired an interest in Brookfield’s asset management business, resulting in the interests in Oaktree being divided between Brookfield Corporation and Brookfield Asset Management Ltd. On October 13, 2025, Oaktree and Brookfield announced that they have agreed on a proposed transaction whereby Brookfield will acquire the approximately 26% interest in Oaktree that it does not already own such that, upon completion of the proposed transaction, Brookfield will own 100% of Oaktree. Brookfield is a leading global alternative asset manager. It is expected that both Brookfield and Oaktree will continue to operate their respective investment businesses largely independently, with each remaining under its current brand and led by its existing management and investment teams, and Brookfield and Oaktree generally managing their investment operations independently of each other pursuant to an information barrier. So long as the information barrier remains in place, Brookfield, the funds and accounts managed by Brookfield (collectively, “Brookfield Accounts”), and their respective portfolio companies will not be treated as “affiliates” of Oaktree or the Fund for purposes of Oaktree’s identification and management of conflicts of interest (e.g., allocation of investment opportunities, transactions or services with the Fund and/or Other Oaktree Funds). If Brookfield or any of the Brookfield Accounts qualify as “affiliates” of Oaktree or the Fund within the meaning of the Omnibus Guidelines, then such affiliates will be subject to certain requirements contained therein.
There is (and in the future will continue to be) overlap in investment strategies and investments pursued by Oaktree and Brookfield. Nevertheless, Oaktree does not expect to coordinate or consult with Brookfield with respect to investment activities and/or decisions. In connection with the Transaction Closing, Oaktree and Brookfield agreed to governance terms under which Oaktree’s current management will maintain actual control and management of Oaktree as a registered investment adviser during an initial period ending at the later of (x) seven years following the Transaction Closing and (y) Brookfield electing to assume actual control of Oaktree’s business. Brookfield can elect to end the initial period and assume control earlier if certain conditions occur. Such conditions include if: (a) Howard Marks and Bruce Karsh together cease to beneficially own at least 42% of the equity they owned immediately after the Transaction Closing or (b) Howard Marks and Bruce Karsh both cease to be actively and substantially involved in Oaktree’s business. After such initial period, Brookfield will have the right to appoint a majority of Oaktree’s board of directors and assume control of Oaktree’s business if it chooses to do so, and such rights are expected to be obtained (although not necessarily exercised).
In addition, Oaktree and Brookfield are permitted to consult with each other on certain investments and opportunities on an ad hoc basis in their discretion, which may lead each party to take different decisions than decisions made in the absence of such consultation; there can be no assurance that any such consultation will not have any adverse impacts on the Fund. While this absence of coordination and consultation in general, and the information barrier described above, will in some respects serve to mitigate conflicts of interest between Oaktree and Brookfield, these same factors also will give rise to certain conflicts and risks in connection with Brookfield’s and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are generally not expected to coordinate or consult with the other about investment activities and/or decisions made by the other, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, it is expected that Brookfield will pursue investment opportunities for Brookfield Accounts which are suitable for the Fund or Other Oaktree Funds, but which are not made available to the Fund or such Other Oaktree Funds.

Brookfield and the Fund may also compete for the same investment opportunities. Such competition may adversely impact the purchase price of investments. Brookfield will have no obligation to, and generally will not, share investment opportunities that may be suitable for the Fund with Oaktree, and Oaktree and the Fund will have no rights with respect to any such opportunities. In addition, Brookfield will not be restricted from forming or establishing new Brookfield Accounts, such as additional funds or successor funds, some of which may directly compete with the Fund for investment opportunities. Any such Brookfield fund or other Brookfield Account will be permitted to make investments of the type that are suitable for the Fund without the consent of the Fund or Oaktree.
Subject to the limitations of the Investment Company Act, the Fund and Brookfield Accounts are permitted to purchase investments from or sell investments to each other, as well as jointly pursue investments. In addition, Brookfield Accounts may in certain cases hold interests in investments (or potential investments), or subsequently purchase (or sell) interests in investments held by the Fund. In such situations, Brookfield Accounts could benefit from the Fund’s activities. Conversely, the Fund could be adversely impacted by Brookfield’s activities or refrain from taking certain actions as a result of such activities, which may have an adverse impact on the Fund. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Brookfield will manage certain of Brookfield Accounts’ investments in particular issuers in a way that is different from the Fund’s investments in the same issuers (including, for example, by investing in different portions of the issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or buying or selling its interests at different times than the Fund), which could adversely impact the Fund’s interests.
Brookfield and its affiliates are also expected to take positions, give advice and provide recommendations that are different from, and potentially contrary to, those which are taken by, given or provided to the Fund, and are expected to hold interests that potentially are adverse to those held by the Fund. The Fund and any such Brookfield Account will have divergent interests, including the possibility that the interest of the Fund is subordinated to or otherwise adversely affected by virtue of such Brookfield Account’s involvement and actions related to the applicable investment, which could adversely impact the Fund’s interests. Brookfield will not have any obligation or other duty to make available for the benefit of the Fund or any Other Oaktree Fund any information regarding its activities, strategies and/or views.
Although Oaktree generally does not expect to coordinate or consult with Brookfield with respect to investment activities and/or decisions, Oaktree and Brookfield have consolidated certain personnel working in their separate sales teams to form a marketing firm focused on wealth management activities—Brookfield Private Wealth LLC—which serves as the Fund’s Distribution Manager. Brookfield Private Wealth LLC aims to simplify client engagement, remove the duplication of roles, improve resource efficiency, cost effectiveness and scale and eliminate confusion that can arise from having both firms conduct separate sales efforts to the same or overlapping clients.
Brookfield and Oaktree will be deemed to be affiliates of each other for purposes of certain laws and regulations, notwithstanding their operational independence and the existence of an information barrier between them, and it is anticipated that in certain cases Brookfield Accounts and the Fund or Other Oaktree Funds will have positions (which in some cases will be significant) in the same issuers. In those cases, Brookfield and Oaktree will potentially need to aggregate their investment holdings, including holdings of Brookfield Accounts and the Fund or such Other Oaktree Funds, for certain securities law purposes (including trading restrictions under Rule 144 under the Securities Act, reporting obligations under Section 13 of the Exchange Act and reporting and short- swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, Brookfield’s activities could result in earlier public disclosure of investments held by the Fund and restrictions on transactions by the Fund (including the ability to make or dispose of investments at times that Oaktree may otherwise have recommended), adverse effects on the prices of the Fund’s investments or the ability of the Fund to dispose of its investments, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interest for the Fund. In managing its investment activities, Brookfield will act for its own account or on behalf of the Brookfield Accounts and act in its or their own interest, without regard to the interests of the Fund or any Other Oaktree Funds.
The potential conflicts of interest described in this prospectus may be magnified as a result of the general lack of information sharing and coordination between Brookfield and Oaktree with respect to investment activities. For example, the Adviser’s investment team is not expected to be aware of, and as a result will not have the ability to manage, such conflicts. This will be the case even if the Adviser’s investment team become aware of Brookfield’s investment activities through public information.
Brookfield and Oaktree may decide at any time, and without notice to investors and clients, to remove or modify the existing information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it is expected that Brookfield and Oaktree will jointly evaluate, in their sole discretion, whether to adopt new or different protocols designed to address potential conflicts and other considerations relating to the management of their investment activities as a result of such removal or modification of the information barrier.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Oaktree (and Brookfield) as well as have a significant adverse impact on the Fund, including potential regulatory investigations and claims for securities laws violations in connection with the Fund’s investment activities. These events could have adverse effects on Oaktree’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact the Adviser’s ability to provide investment management services to the Fund, and result in negative financial impact to the Fund’s investments. Brookfield will not have any obligation or other duty to make available for the benefit of the Fund any information regarding the activities, strategies or views of Brookfield or any Brookfield Accounts.
Furthermore, to the extent that the information barrier is removed or otherwise ineffective and Oaktree has the ability to access analysis, models and/or information developed by Brookfield and its personnel, Oaktree will not be under any obligation or other duty to access such information or effect transactions on behalf of the Fund or any Other Oaktree Fund in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. The Fund may make investment decisions that differ from those it would have made if Oaktree had pursued such information, which may be disadvantageous to the Fund.
Brookfield may engage Oaktree, the Fund, Other Oaktree Funds and/or their respective portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including non-investment
management related services and other services that would otherwise be provided by third-party service providers or Brookfield affiliates, as the case may be. Such persons may provide such services at different rates than those charged to the Fund or its affiliates than it will charge to the Brookfield funds. While Oaktree will determine in good faith what rates and expenses it believes are acceptable for the services being provided to the Fund, there can be no assurances that the rates and expenses charged to the Fund will not be greater than those that would be charged in alternative circumstances. In addition, Oaktree may engage Brookfield, Brookfield Accounts or their portfolio companies to provide services to the Fund and/or its portfolio companies, and the conflicts (and potential conflicts) of interest described above will apply equally for each such engagement. The rates charged by Oaktree for such services to Brookfield are expected to be different than those charged to the Fund, and the rates charged to Brookfield may be less than the rates charged to the Fund.
This does not purport to be a complete list or explanation of all actual or potential conflicts that may arise as a result of Brookfield’s majority ownership interest in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree may arise in the future and such conflicts will not necessarily be resolved in favor of the Fund’s interests. Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
Portfolio Company Synergies
Other Oaktree Funds have and in the future are expected to invest in portfolio companies that service the Fund, portfolio companies or their assets, and the Fund is expected to invest in portfolio companies that service Other Oaktree Funds, portfolio companies or their assets. In addition, Oaktree has initiated and will in the future potentially initiate transactions or service agreements between two or more portfolio companies of the Fund and/or Other Oaktree Funds, including the sale of goods or services from one portfolio company to another or a Portfolio Service Provider (as defined below). This can occur through the creation or acquisition of a captive service provider. In each case, the fund or account invested in the company providing services is expected to benefit from any fees or compensation (including expense reimbursements) paid to such servicing company. Additionally, it is possible that any services provided are not necessarily the best available or the most favorably priced, and there can be no assurance that the terms of any such transaction will be the same as those that would be obtained in an arm’s length transaction between unaffiliated parties. Oaktree will have no obligation to seek market rates for such services for any arrangement (including with respect to those arrangements for which it is involved or aware), and Oaktree may not be aware of all arrangements between portfolio companies. Such transactions could result in the provision of services to a portfolio company by another portfolio company at a rate higher than could be obtained by such portfolio company on the open market, or conversely, result in a portfolio company providing services to another portfolio company at a discounted rate. The foregoing subjects Oaktree to potential conflicts of interest, because although it intends to initiate transactions that it believes are aligned with its operational strategies and that will enhance portfolio company performance, Oaktree has an incentive to recommend the related or other portfolio company because of its financial or business interests and/or the investment in such portfolio company by one or more Other Oaktree Fund(s), including ones in which Oaktree has an investment and receives carried interest and management fees. Fees and compensation paid to any such servicing company are permitted to take many forms, including fees for services, incentive-based compensation (such as profits interests, carried interest, equity, options and warrants), or a combination of the foregoing. In addition, to the extent the Fund relies on the services of a portfolio company of an Other Oaktree Fund, there can be no assurance such portfolio company will continue to provide the same level of services on the same terms or at all if such Other Oaktree Fund(s) sells all or a part of its interest in such servicing portfolio company. In the event the Fund or one of its non-controlled
portfolio companies enters into a transaction for services with a non-controlled
portfolio company of an Other Oaktree Fund or a
non-controlled
portfolio company of the Fund enters into a transaction for services with an Other Oaktree Fund, such transaction will not require consent of the Fund’s shareholders and generally would not require consent of our Board of Trustees.
Self-Administration of the Fund
The Adviser and its affiliates expect to continue to provide certain fund administration services to the Fund rather than engage or rely on a third party administrator to perform such services. The costs for providing these services are not included in the management fee under the Investment Advisory Agreement and are paid separately by the Fund pursuant to the Administration Agreement. Oaktree also reserves the right to charge the Fund a reduced rate for these services, or to reduce or waive such charges entirely, subject to the Investment Company Act. Oaktree’s ability to determine the reimbursement obligation from the Fund creates a conflict of interest. Oaktree addresses this conflict by reviewing its fund administration fee to ensure that it is comparable and fair with regard to equivalent services performed by a non-affiliated
third party at a rate negotiated on an arm’s length basis. The Board of Trustees periodically reviews the reimbursement obligation.
Material
Non-Public
Information
By reason of their responsibilities in connection with the Fund and the Other Oaktree Funds, personnel of the Adviser or its affiliates may acquire confidential or material non-public
information or be restricted from initiating transactions in certain securities. The Adviser or its affiliate, as applicable, will not be free to act upon any such information. Due to these restrictions, the Fund may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold. Notwithstanding the foregoing, the Adviser may determine, in its sole discretion at any time, that such information could impair its ability to effect certain transactions on behalf of the Fund, whether for legal, contractual, or other reasons.
Accordingly, the Adviser may elect not to receive such information or may restrict access to such information to certain personnel that are placed behind an “information wall”. Lack of access to any such information may adversely affect the Fund’s investments that in some cases may have been avoided had the Fund or the Adviser had such information.
In particular, the size of an equity holding in a particular issuer, or contractual rights or arrangements obtained by an Oaktree account in connection with an investment, may enable the account to designate one or more directors to serve on the boards of entities in which the account invests. As a member of the board, Oaktree representatives often come into possession of non-public
information and may be subject to various trading or confidentiality restrictions either contractually or pursuant to applicable securities laws. While such board and committee representations may enhance Oaktree’s ability to influence the outcome of the investments for the Fund or Other Oaktree Funds, it may also have the effect of impairing the ability of the Fund or Other Oaktree Funds from engaging in any transactions with respect to securities of such issuer. In addition, in connection with investment in distressed debt instruments, Oaktree may seek representation on creditors’ committees. As a member of a creditors’ committee, Oaktree may owe certain obligations generally to all creditors similarly situated that the committee represents and may be subject to various trading or confidentiality restrictions.
Conflicts with Portfolio Companies of Oaktree and Other Oaktree Funds
Other Oaktree Funds may from time to time invest in portfolio companies that service portfolio companies or assets of the Fund, and the Fund may from time to time invest in portfolio companies that service portfolio companies or assets of Other Oaktree Funds. The Investment Professionals believe that the use of these arrangements is beneficial to all of the funds and accounts involved, either through the creation of a viable captive service provider, access to a private service provider not generally available in the market, or because the Investment Professionals have determined that the service provider is the most appropriate choice in the market to provide such services. However, in each case, the fund or account invested in the company providing services may benefit from any fees paid to such servicing company.
Possibility of Differing Returns
Subject to the limitations of the Investment Company Act and the Exemptive Relief, the Fund and Other Oaktree Funds may make investments at different times and/or on different terms or exit any of such investments at different times and/or on different terms compared to such investment made on behalf of the Fund. In addition, the Fund likely will not invest through the same investment vehicles, have the same access to credit or employ the same hedging or investment strategies as Other Oaktree Funds. This likely will result in differences in price, investment terms, leverage and associated costs between the Fund and any Other Oaktree Funds. Therefore, the Fund may realize different investment returns than such Other Oaktree Funds, with respect to any investment made alongside some or all of such entities. The Adviser shall have sole discretion in determining what investments the Fund will be offered to pursue. Subject to the terms of the Exemptive Relief, there is no guarantee that the Fund will be offered the opportunity to invest in any particular investments or type of investments alongside any Other Oaktree Funds. The terms, conditions and the time of investment and disposition of investments held by the Fund may be materially different from those of any such Other Oaktree Funds.
Allocation of Personnel
The Adviser and its affiliates devote such time as they deem necessary to conduct the business affairs of the Fund in an appropriate manner. However, Oaktree personnel work on matters related to Other Oaktree Funds and other Oaktree managed strategies, including providing transaction-related, legal, management and other services to

Other Oaktree Funds and portfolio companies. Conflicts may arise in the allocation of personnel among us and such other funds and strategies. As a result, Oaktree personnel will work on other projects, and conflicts may therefore arise in the allocation of personnel among us and such other projects. For example, certain members of the Investment Team are contractually required to, and will, devote substantial portions of their business time to the management and operation of the Other Oaktree Funds. The Fund shares the Private Credit investment team with the Related Private Credit Funds, and conflicts may therefore arise in the allocation of personnel among the Fund and the Related Private Credit Funds.
See
“—Related Funds and Accounts.”
Investments at Different Stages; Related Investments
Because the Fund targets investment opportunities with a risk/return profile that differs from that of certain Other Oaktree Funds, investment opportunities with the same counterparties (such as borrowers or other credit parties, target companies or in another capacity) may be attractive to the Fund on the one hand and to Other Oaktree Funds on the other hand at different stages of such counterparty’s evolution or financial growth. Accordingly, subject to the limitations of the Investment Company Act, the Fund may solicit counterparties of Other Oaktree Funds for new investment opportunities that would be appropriate for the Fund (and not for such Other Oaktree Fund) if a portfolio company’s performance or financial position changes or once the relevant portfolio company has reached the next stage of its evolution or growth; and similarly, Other Oaktree Funds may solicit counterparties of existing Fund investments for new investment opportunities that would be appropriate for an Other Oaktree Fund (and not for the Fund) if a portfolio company’s performance or financial position changes or once the relevant portfolio company has reached the next stage of its evolution or growth. Subject to the limitations of the Investment Company Act, these solicitations could be made by the Fund at a time during which an Other Oaktree Fund is still holding an earlier investment in or with the same portfolio company or other counterparty, or by an Other Oaktree Fund at a time during which the Fund is still holding an earlier investment in or with the same portfolio company or other counterparty. Such solicitations could cause a counterparty to refinance a borrowing or other extension of credit or otherwise seek to terminate an investment earlier than might have otherwise been the case without such solicitation. In such circumstances, Oaktree may have conflicting interests between its duties to the Fund and such Other Oaktree Fund, but it expects that such investments will be made only when (a) the refinancing or other termination of the existing investment was permitted by, and made in accordance with, the terms of the documentation relating to such investment and (b) the counterparty ultimately agrees to the terms of any new investment.
Joint Venture Partners
The Fund may from time to time enter into one or more joint venture arrangements with third party joint venture partners. Investments made with joint venture partners will often involve performance-based compensation and other fees payable to such joint venture partners, as determined by the Adviser in its sole discretion. The joint venture partners could provide services similar to those provided by the Adviser to the Fund. Yet, no compensation or fees paid to the joint venture partners would reduce the management fees payable by the Fund. Additional conflicts would arise if a joint venture partner is related to Oaktree in any way, such as a limited partner investor in, lender to, a shareholder of, or a service provider to Oaktree, the Fund, Other Oaktree Funds, or their respective portfolio companies, or any affiliate, personnel, officer or agent of any of the foregoing.
Conflicts Relating to Fund Expenses
Industry Specialists.
Oaktree or the Fund may from time to time retain consultants, senior advisors or operating partners to provide assistance with deal sourcing, industry insight or due diligence, offer financial and structuring advice and perform other services for the Fund, Other Oaktree Funds or their respective portfolio companies (“Industry Specialists”), including services that may be similar in nature to those provided by the portfolio management team. Such services may be provided to Oaktree, the Fund or Other Oaktree Funds on an exclusive basis. Oaktree and the Adviser may make collective arrangements between an Industry Specialist and one or more of Oaktree, the Fund and its portfolio companies whereby each such party (other than such Industry

Specialist) compensates such Industry Specialist for his, her or its services to such party. The Fund’s share of any retainer fees, success fees, promotes, profit sharing or other fees paid to Industry Specialists (“Industry Specialist Fees”) will be borne by the Fund (whether paid by the Fund directly, by a portfolio company or by the Adviser and subsequently reimbursed by the Fund). Although such Industry Specialist Fees are believed by the Adviser to be reasonable and generally at market rates for the relevant services provided, exclusive arrangements or other factors may result in Industry Specialist Fees not always being comparable to costs, fees and expenses charged by other third parties. In addition to Industry Specialist Fees, the Fund will also generally bear its share of any travel costs or other out-of-pocket
expenses incurred by Industry Specialists in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Oaktree to Industry Specialists without charge. To the extent that communications or other equipment or services are provided by Oaktree to an Industry Specialist that the Fund utilizes, its cost may be borne by the Fund as a Fund expense. Fees or other payments or benefits received by Industry Specialists in connection with their services, including any amounts paid in connection with particular transactions or investments, will not reduce the Management Fee paid by the Fund. The decision by the Adviser to initially perform particular services in-house
for the Fund will not preclude a later decision to outsource such services, or any additional services, in whole or in part to third parties, and the Adviser has no obligation to inform the Fund of such a change.
Industry Specialists may be granted the right to participate alongside the Fund in transactions that they source or for which they provide advice, and the relevant portfolio company may loan the Industry Specialist funds to make any such co-investments.
Such
co-investment
rights may result in the Fund investing less capital than it otherwise would have in such transactions. In addition, Industry Specialists may invest directly in the Fund as shareholders.
Industry Specialists may also serve on the boards of portfolio companies or as employees or consultants in an operations capacity. Any directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation received by Industry Specialists in such capacities will be borne by the portfolio companies and will not reduce the Management Fee paid by the Fund.
The fees and expenses associated with retaining an Industry Specialist who is a former Oaktree employee will be considered an expense that may be charged to the Fund only if the former employee is permanently terminating his or her employment with Oaktree. Services provided by these Industry Specialists may include, without limitation, providing services directly to the Fund’s portfolio companies or an individual issuer, whether as an employee or service provider of such issuer, and will otherwise conform to the description of the role of Industry Specialists above. In addition to the arrangements described more fully in “Former Employees and Secondees,” below, Oaktree may also transition former Oaktree employees to become Industry Specialists.
Former Employees and Secondees
. Former Oaktree employees may become employees, officers or directors of, or otherwise engaged by, portfolio companies. Current Oaktree employees may also be temporarily seconded to or otherwise engaged by certain portfolio companies on either a full-time or a part-time basis to provide services to such portfolio companies. Those companies may pay such persons directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation and incentives and may reimburse such persons for any travel costs or other out-of-pocket
expenses incurred in connection with the provision of their services. Oaktree may also advance compensation to seconded employees and be subsequently reimbursed by the applicable portfolio companies. Any compensation customarily paid directly by Oaktree to such persons will typically be reduced to reflect amounts paid directly or indirectly by the portfolio company even though the management fee paid by the Fund to the Adviser will not be reduced. Any amounts paid to such persons by a portfolio company (or paid by Oaktree and reimbursed by a portfolio company) will not reduce the management fee paid by the Fund. All or a portion of any such compensation and incentives will be borne by the Fund, directly or indirectly, via its ownership interest in such portfolio company.

In certain instances, whether an individual who provides services to a portfolio company should be characterized as an Industry Specialist, an employee or former employee of Oaktree, or a seconded employee may be unclear. In such cases, Oaktree will make a determination in good faith based on its evaluation of the relevant facts and circumstances.
In addition, former Oaktree employees may be granted the right to participate alongside the Fund in transactions that they source or for which they provide advice. Such co-investment
rights may result in the Fund investing less capital than it otherwise would have in such transactions. In addition, former Oaktree employees are permitted to invest directly in the Fund as shareholders.
Outsourcing.
Services that Oaktree has historically performed
in-house
for Other Oaktree Funds may, for certain reasons, including efficiency considerations, be outsourced in whole or in part to third parties at the discretion of Oaktree, the Board of Trustees or the Adviser in connection with the operation of the Fund. Such outsourced services may include, without limitation, accounting, tax, compliance, trade settlement, information technology or legal services. The use and costs of these services may not be uniform across all Other Oaktree Funds and accounts and, accordingly, certain costs may be incurred by the Fund through the use of third-party service providers that are not incurred for comparable services used by Other Oaktree Funds. The decision by the Adviser to initially perform particular services in-house
for the Fund will not preclude a later decision to outsource such services, or any additional services, in whole or in part to third parties. In addition, certain internal service providers (such as internal accountants) may “shadow” or otherwise review the reports of other services provided by such third parties. The costs, fees or expenses of any such third-party service providers will be treated as Fund expenses borne by the Fund.
Moreover, certain advisors and other service providers (including, without limitation, accountants, administrators, lenders, bankers, brokers, attorneys, consultants, investment or commercial banking firms, developers or property managers and certain other advisors and agents) to the Fund, the Adviser and/or certain entities in which the Fund has an investment, or affiliates of such advisors or service providers, may also provide goods or services to or have business, personal, political, financial or other relationships with the Adviser, its affiliates, Other Oaktree Funds or their respective portfolio companies. Such advisors or service providers (or their employees) may be investors in Other Oaktree Funds, the Adviser and/or their respective affiliates, sources of investment opportunities, co-investors
or commercial counterparties or entities in which the Adviser, its affiliates and/or Other Oaktree Funds have an investment, and payments by the Fund and/or such portfolio companies may indirectly benefit the Adviser, its affiliates and/or such Other Oaktree Funds. Additionally, certain Oaktree employees may have family members or relatives employed by advisors and service providers. These service providers and their affiliates may contract or enter into any custodial, financial, shareholder, advising or brokerage, placement agency or other arrangement or transaction with the Fund, Oaktree, any shareholder or any portfolio company in which the Fund has made an investment. These relationships may influence the Adviser in deciding whether to select or recommend such a service provider to perform services for the Fund or a portfolio company (the cost of which will generally be borne directly or indirectly by the Fund).
Advisors, service providers and vendors often charge different rates, including discounted or below-market rates or no fee or otherwise have different arrangements for specific types of services. For example, the fee for a particular type of service may vary based on the complexity of the matter, the expertise required, demands placed on the service provider and the volume of matters and services. Where the types of services used by the Fund are different from those used by Oaktree, Other Oaktree Funds, their portfolio companies or their respective affiliates, any of the foregoing may pay different amounts or rates than those paid by the Fund with respect to any particular advisor or service provider.
In addition, certain advisors and service providers (including law firms) may temporarily provide their personnel to Oaktree, the Fund, Other Oaktree Funds or their portfolio companies pursuant to various arrangements including at cost or at no cost. While the Fund, Other Oaktree Funds and their portfolio companies are often the beneficiaries of these types of arrangements, Oaktree may from time to time be a beneficiary of these arrangements as well, including in circumstances where the advisor or service provider also provides services to the Fund in the ordinary course. Such personnel may provide services in respect of multiple matters, including in respect of matters related to Oaktree, its affiliates and/or portfolio companies and in any such circumstance the benefits or costs of any such personnel will be allocated in Oaktree’s discretion taking into consideration the usage of such personnel.
Offices of Affiliates of Oaktree-Managed Funds.
Oaktree and its affiliates have established, and in the future may establish, certain regional investment platforms and offices of Other Oaktree Funds in various
non-U.S.
jurisdictions (a “Fund Affiliate Office”) to provide, among other things, for the benefit of investors, an efficient holding structure for investments of the funds or to provide other support to Oaktree in connection with the Fund’s and certain Other Oaktree Funds’ activities. It is important that such Fund Affiliate Offices are able to avail themselves of a stable local legal, tax and regulatory framework, flexible corporate laws, skilled and sophisticated local personnel and service providers.
Such structures and/or offices may be formed or utilized to:

(a)
perform accounting, administrative, corporate secretarial support and other functions for
non-U.S.
holding entities organized by the Fund or Other Oaktree Funds in the jurisdictions where the Fund Affiliate Offices are located,

(b)	conduct certain aspects of the Fund’s and certain Other Oaktree Funds’ activities,

(c)	act as service providers to the Fund or Other Oaktree Funds in relation to the Fund Affiliate Office,

(d)	facilitate the investment and other activities of platform investments affiliated with the Fund or Other Oaktree Funds, and/or

(e)	otherwise benefit the Fund or Other Oaktree Funds, as determined by Oaktree in its discretion.
To serve their intended purpose of providing accounting and administrative oversight on special purpose vehicles set up for specific fund investments, such offices are not owned by Oaktree or its corporate subsidiaries. Rather, such offices are owned by the Oaktree funds that make investments using these structures or investment special purpose vehicles and are staffed by personnel that directly service the applicable Fund Affiliate Offices that are in place. Accordingly, such personnel perform work that would otherwise be completed by third-party service providers, and their costs and the costs of such offices (including overhead such as travel and accommodation expenses incurred in connection with such Fund Affiliate Offices, salary and benefits) are not considered Oaktree overhead and will be borne by the Oaktree funds that make use of their services.
All costs and expenses relating to such Fund Affiliate Offices (including, without limitation, the salary and benefits of any personnel responsible for the administration and maintenance of such Fund Affiliate Offices, any travel and accommodation expenses incurred in connection with such Fund Affiliate Offices and all other overhead costs, fees and expenses incurred in connection therewith) will not be considered Oaktree overhead and the portion of any such costs, fees and expenses allocable to the Fund will be borne by the Fund.
This section shall not limit the ability of the Fund, Other Oaktree Funds, any Fund Affiliate Office and/or Oaktree to retain third party services providers. Further, Oaktree may engage individual personnel employed by, or a service provider entity established within, any Fund Affiliate Office to provide services directly to Oaktree or its affiliates in addition to the services provided by such personnel or service provider to the Fund and/or Other Oaktree Funds. In the event Oaktree or its affiliates engage such personnel or service provider, Oaktree or such affiliate would bear its share of the costs and expenses for such services, rather than the Fund or Other Oaktree Funds.

The Fund and Organizational Expenses.
The Fund pays and bears all expenses related to its operations. The amount of these Fund expenses is substantial and will reduce the actual returns realized by the shareholders on their investment in the Fund (and may, in certain circumstances, reduce the amount of capital available to be deployed by the Fund in investments). The Fund’s expenses include recurring and regular items, as well as extraordinary expenses for which it may be hard to budget or forecast. As a result, the amount of Fund expenses ultimately called, or called at any one time, may exceed expectations. As described further in this prospectus, Fund expenses encompass a broad range of expenses and include all expenses of operating the Fund and its related entities, including, for example, any entities used to acquire, hold or dispose of any one or more investment(s) or otherwise facilitating the Fund’s investment activities.
Oaktree and its personnel (including Industry Specialists) can also be expected to receive certain intangible and/ or other benefits, rebates and/or discounts and/or perquisites arising or resulting from their activities on behalf of the Fund, which will generally not be subject to management fee offset or otherwise shared with the Fund, investors and/or portfolio companies. For example, airline travel or hotel stays incurred as Fund expenses, or use of a corporate credit or debit card, may result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis
or difficult to value, inure exclusively to Oaktree and/or such personnel (including Industry Specialists) (and not the Fund and/or portfolio companies) even though the cost of the underlying service is borne by the Fund and/or portfolio companies. Oaktree, its personnel and other related persons also receive discounts on products and services provided by portfolio companies and/or customers or suppliers of such portfolio companies. Such other benefits or fees may give rise to conflicts of interest in connection with the Fund’s investment activities, and while Oaktree will seek to resolve any such conflicts in a fair and equitable manner, there is no assurance that any such conflicts will be resolved in favor of the Fund.
Certain Oaktree personnel may be seconded to one or more portfolio companies and provide finance and other services to such portfolio companies and the cost of such services will be borne by the portfolio companies. To the extent Oaktree receives any fees or expense reimbursement from the portfolio companies with respect to such personnel, such fees or expense reimbursement will not result in any offset to the management fee payable by the Fund.
Expense Allocations.
Oaktree expects that a number of resources will be shared among the Fund and the Other Oaktree Funds to, among other things, enhance efficiency and reduce the cost for each Oaktree managed fund and account. The Adviser and Administrator take into account a variety of considerations when allocating such expenses, both between Oaktree and its managed funds and accounts, and among various funds and accounts. The Adviser and Administrator use methods to make such allocations that they believe in its discretion are appropriate at the time such determinations are made. These methods vary depending on the type of expense, including, without limitation, allocations based on assets under management, net asset value, holdings percentages, number of positions held by different funds and accounts, number of funds and accounts in a particular strategy, number of users of such resource within a strategy, relative trading volume and time spent.
Despite the Adviser’s and Administrator’s good faith judgment to arrive at a fair and reasonable expense allocation methodology, the use of any particular methodology may lead the Fund to bear relatively more expense in certain instances and relatively less in other instances compared to what the Fund would have borne if a different methodology had been used. However, the Adviser and Administrator seek to make allocations that are appropriate on an overall basis in their discretion. From time to time, the Adviser and Administrator in their discretion may revise or change previously determined allocation methodologies in an effort to ensure that such expenses remain appropriately allocated among the Fund and the Other Oaktree Funds.
Potential Merger with or Asset Sale to Another Fund Managed by Oaktree
The Adviser may in the future recommend to the Board of Trustees that the Fund merge with or sell all or substantially all of its assets to one or more Other Oaktree Funds. The Fund does not expect that the Adviser would recommend any such merger or sale unless it determines that it would be in the Fund’s best interests, with such determination dependent on factors it deems relevant, which may include historical and projected financial performance of the Fund and any proposed merger partner, portfolio composition, potential synergies from the merger or asset sale, available alternative options and market conditions. In addition, no such merger or asset purchase would be consummated absent the meeting of various conditions required by applicable law, contract, or our Declaration of Trust, at such time, which would include approval of the Board of Trustees and the affirmative vote by the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund present in person or by proxy at a meeting of the holders of Common Shares. In addition, in the case of a merger or other reorganization caused by the Adviser, such merger or other reorganization would require the affirmative vote by the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund entitled to vote on the matter. If the Adviser is the investment adviser of the applicable Other Oaktree Fund, various conflicts of interest would exist with respect to any such transaction. Such conflicts of interest may potentially arise from, among other things, differences between the compensation payable to the Adviser by the Fund and by the entity resulting from such a merger or asset purchase or efficiencies or other benefits to the Adviser as a result of managing a single, larger fund instead of two separate funds.
17Capital
Oaktree is the majority owner of 17Capital Newco Limited (together with its subsidiaries and controlled affiliates (including investment funds managed by it or its affiliates), “17Capital”). 17Capital is a London-based investment management firm that specializes in providing financing to private equity management companies, funds, and institutional investors through various transaction structures such as preferred equity investments and
NAV-based
financing. 17Capital operates as an independent business from Oaktree, with its own product offerings and investment, marketing, and support teams, with Oaktree playing an oversight role as majority owner and through its representatives on 17Capital’s board of directors. The relationship with 17Capital is expected to be a mutually beneficial partnership and may create various opportunities for collaboration including potential co-investment
deal flow opportunities for the Fund, as well as for Oaktree and its Other Oaktree Funds and for Brookfield. However, Oaktree’s interest in 17Capital also presents certain potential conflicts of interest. 17Capital and Oaktree are expected to have access to each other’s marketing and investment sourcing resources, and the Fund (subject to regulatory restrictions) and/or Other Oaktree Funds, as well as portfolio companies thereof, may utilize, and pay for, 17Capital’s services and/or receive financing and other forms of investment from, or arranged by, 17Capital. 17Capital may also sub-advise
certain Other Oaktree Funds. Subject to regulatory compliance, including the Investment Company Act, any fees paid to or received by 17Capital and any amounts paid or distributed in respect of an investment from, or arranged by, 17Capital will not reduce the Management Fee paid by the Fund. Furthermore, Oaktree, as a majority owner of 17Capital, will share in any profit generated by such fees or other revenue of 17Capital, but no such revenue will be shared with the Fund. Oaktree also may benefit from a sale of its equity interests in 17Capital, if and when that were to occur. Any such sale proceeds received by Oaktree would belong exclusively to Oaktree and would not be shared with the Fund. At present Oaktree does not see there being significant overlap between the investment activities of the Fund and Other Oaktree Funds and those of 17Capital, but such overlaps could arise in the future, in which case Oaktree would seek to manage any resulting conflicts in good faith and in a manner consistent with its fiduciary duties.
Singular Asset Management Administradora General de Fondos S.A.
Oaktree owns a 20% strategic minority interest in Singular Asset Management Administradora General de Fondos S.A., a Sociedad Anónima organized under the laws of the Republic of Chile (“Singular”). Under a shareholders agreement, Oaktree has the right to designate a representative to serve on Singular’s board of directors and has certain governance, liquidity and information rights with respect to the Singular business. As a result, Singular may be deemed to be an affiliate of Oaktree. Singular may serve as a distributor for the Fund and serves for Other Oaktree Funds as a distributor in the Latin America region and may in the future manage one or more funds and accounts (“Singular Funds”). As with Other Oaktree Funds, there may be situations in which the interests of the Fund with respect to a particular investment or other matter conflict with the interests of one or more Singular Funds. While Oaktree will seek to manage such potential conflicts of interest in good faith,

Oaktree may have a limited ability to do so under the terms of the shareholders agreement for Singular. Singular may receive placement fees from the Fund, and Oaktree in turn may receive a portion of such fees due to its ownership of Singular. However, all placement fees paid by the Fund will offset the Management Fee and, as a result, the net economic impact to Oaktree is neutralized.
Victoria Asset Management (formerly known as Sabal Financial Europe, LLC)
Victoria Asset Management (“VicAsset”) is an international diversified financial services firm focusing on providing services to certain Oaktree investment teams operating in Europe and may be a service provider to the Fund, Other Oaktree Funds and/or their respective portfolio companies and joint ventures. Oaktree wholly owns VicAsset, and Oaktree believes that using VicAsset allows Oaktree Investment Professionals to improve their efficiency and to focus their efforts on tasks that have a greater impact on creating value within a fund’s portfolio. VicAsset focuses on real estate asset management, asset management support services, underwriting and due diligence services as well as providing surveillance, reporting, analytics and other support services for real estate investments held by certain Oaktree managed funds and accounts, and may also be a service provider to the Fund and/or its portfolio companies and joint ventures. For example, VicAsset may also assist with: loan servicing; managing workouts and foreclosures; asset management services (including for real estate debt and equity investments); sourcing, originating and underwriting permitted investments; assisting with tax and legal structuring; due diligence services; negotiating and managing leverage applied to permitted investments; investment reporting, data generation and analysis; construction management; surveillance; sustainability and sustainability-related services; product development assistance (including preparation of marketing collateral); internal support functions (including, but not limited to, valuations, investor relations and client services, marketing services); and other similar tasks. While Oaktree may in some cases outsource limited decision-making responsibilities to VicAsset (as it would with any asset manager or servicer responsible for particular portfolio assets), the VicAsset professionals handling such responsibilities will be monitored by Oaktree’s Investment Professionals and will act under the guidance of such Oaktree’s Investment Professionals, except that in certain cases VicAsset professionals may be appointed to the boards of the Fund’s portfolio companies or joint ventures, where they would provide operational expertise. The ultimate investment decision to buy, sell or refinance a permitted investment will always remain with the Adviser. In addition, VicAsset may sub-lease
office space from Oaktree and certain VicAsset employees is expected to make use of Oaktree office space or Oaktree employees may make use of VicAsset office space, whether on a temporary, periodic or long-term basis.
In addition to surveillance, monitoring, and reporting, VicAsset is expected to support Oaktree personnel by providing asset management services required by the Fund, assisting and managing cash flow modeling and, reforecasting for assets or a full portfolio and valuations, assisting with underwriting and due diligence analytics and support prior to the time an investment is made by the Fund, providing sustainability and sustainability-related services to the Fund and/or assets of the Fund, assisting with general transaction management and support in connection with approving and closing investments, assisting with product development (including preparation of marketing collateral), assisting with arranging financing and management of the financing (or refinancing) for the Fund and/or the assets of the Fund, assisting with client reporting and assisting with accounting and tax services relating to investments and investment holding structures below the Fund.
Oaktree believes that its ownership of VicAsset enables it to offer an integrated team of capital and asset managers who can underwrite, fund and service loan portfolios and other investments, as well as source attractive investment opportunities, often with significant flexibility to tailor the transaction to the needs of the counterparty, which Oaktree believes improves its ability to source and manage investments on behalf of the Fund and Other Oaktree Funds. Oaktree believes that Oaktree’s ownership of VicAsset promotes increased focus and attention from VicAsset that may not be available from a third party and helps to align interests and offer customized services to a degree that may not be possible with a third party provider.
Nevertheless, Oaktree’s ownership of VicAsset presents certain potential conflicts of interest, several of which are discussed in the two subsequent paragraphs.

Other Oaktree Funds will pay VicAsset for its services in the form of a fee that takes into account costs incurred by VicAsset, which is generally expected to provide VicAsset with a profit. Oaktree, as an owner of VicAsset, will share in any profit generated by the fees paid to VicAsset. However, Oaktree will rebate (through an offset to its management fee) Oaktree’s share of any net income of VicAsset attributable to any fees paid by such Other Oaktree Funds and the Fund, if applicable, to the extent that such net income is actually received by Oaktree (as determined by the relevant advisor or general partner in good faith). However, net income that remains within VicAsset (as determined by the relevant advisor or general partner in good faith), including income used to fund or expand its operations or establish reserves for future expenses, will not be considered to have been received by Oaktree. Additionally, Oaktree expects that certain employees of VicAsset will be eligible to earn commissions, incentive fees or other similar fees in connection with their work on certain permitted investments and that these payments will be borne, directly or indirectly, by such Other Oaktree Funds and the Fund, if applicable.
Oaktree does not expect that the Fund will be required to pay any fees to VicAsset for its services; however, the Board of Trustees will review any fees payable by the Fund to VicAsset for its services to determine that any such fees are reasonable and comparable to services charged by unaffiliated third parties.
While VicAsset currently provides services exclusively to Oaktree managed funds and their joint venture partners, it also has the ability to provide services to third parties and may engage in its own real estate investment activities, including origination of real estate loans. While such investments are generally not expected to be appropriate for the Fund, in certain cases they may be. Oaktree, as an owner of VicAsset, will benefit from the profits generated by any third party business and may also provide the capital used by VicAsset to make investments that are not appropriate for the Fund or the Other Oaktree Funds (thereby realizing any returns on any such investment).
Finally, Oaktree may benefit from a sale of its equity interests in VicAsset, if and when that were to occur. Any such sale proceeds would belong exclusively to Oaktree and any other equity owners of VicAsset at the time.
Bellwether Asset Management, Inc.
Bellwether Asset Management, Inc. (“Bellwether”), a privately held firm focusing on real estate asset management, asset management support services, underwriting and due diligence services as well as providing surveillance, reporting, analytics and other support services for real estate investments held by certain Oaktree managed funds and accounts, and may also be a service provider to the Fund, Other Oaktree Funds and/or their respective portfolio companies and joint ventures. Oaktree believes that Bellwether’s support helps maximize efficiency within the real estate investment teams by allowing Investment Professionals to focus their efforts on areas that can drive value within a fund’s portfolio. Bellwether was formed in 2013 and was engaged by the Other Oaktree Funds initially on an exclusive basis with the goal of improving and standardizing asset-level reporting and analytics used by Oaktree to monitor the operating performance of Oaktree’s real estate portfolios while maintaining the confidentiality of Oaktree’s information, maintaining controls over expenses incurred by the Other Oaktree Funds to produce necessary reporting and ensuring accountability of the Bellwether team for the work they performed. Bellwether was retained by Other Oaktree Funds consistent with authority established to retain third-party service providers generally and to incur costs and expenses associated therewith.
Following Bellwether’s initial formation and development, Oaktree continued to look for ways to improve Oaktree’s process for making real estate investments and managing those investments through disposition. This led to Bellwether developing additional services that it could provide to Oaktree’s funds and growing its employee base and the scope of its internal expertise to support the expanded service offerings. Consistent with Oaktree’s goals for supporting its real estate funds, the Fund and Other Oaktree Funds may use Bellwether for reporting, data collection and management, analytics, research and related portfolio surveillance services. Bellwether may also perform additional services historically performed by Oaktree’s operating partners, servicers, brokers or other third-party vendors, or, in some cases, services performed by Oaktree’s asset management team or more junior members of Oaktree’s investment teams as well as other internal support functions, including but not limited to valuation services, investor relations and client services and marketing services. While Oaktree will retain all decision-making responsibilities, it may delegate execution responsibility to Bellwether, as it would with any third-party asset manager or servicer responsible for particular portfolio assets. In such cases, the Bellwether employees handling such responsibilities will be monitored by Oaktree Investment Professionals and act within guidelines or parameters set by Oaktree. The decision to buy, sell, invest additional capital or refinance a portfolio asset will always remain with Oaktree or, in the case of the Fund, with the Adviser.
Subject to the supervision of the Adviser and the limitations of the Investment Company Act, in addition to surveillance, monitoring and reporting, Bellwether may support the Adviser’s personnel by providing asset management services required by the Fund, assisting and managing cash flow modeling, reforecasting for assets or a full portfolio and valuations, assisting with underwriting and due diligence analytics and support prior to the time an investment is made by the Fund, assisting with general transaction management and support in connection with approving and closing investments, assisting with product development (including preparation of marketing collateral), assisting with arranging financing and management of the financing (or refinancing) for the Fund and/or the assets of the Fund, assisting with client reporting and assisting with accounting and tax services relating to investments and investment holding structures below the Fund. Bellwether may also help monitor construction activities at development properties as a specialized piece of its broader surveillance functions. In addition, the Fund may engage Bellwether to work in support of the Adviser’s personnel or third-party service providers on investment sales processes, transaction structuring or legal matters related to making or exiting investments, market research and appraisal and valuation services. The foregoing list is intended to provide a sense of the general types of services that may be performed by Bellwether. However, it will not remain fixed and should be expected to change over time as determined by the Adviser in its sole discretion (subject to approval of the Board of Trustees, if required by applicable law). The Adviser will continue to review the investment processes for Oaktree’s real estate portfolios, including the Fund’s portfolio, if applicable, from time to time and in connection with such reviews may expand Bellwether’s role (or the roles of other service providers) in the future.
By investing in the Fund, shareholders will be deemed to have agreed that the Adviser, subject to approval by the Board of Trustees, if required by applicable law, can select Bellwether to provide, at the Fund’s expense, the services described herein as well as other services that the Adviser may determine in the future (without further consent). Other Oaktree Funds have been Bellwether’s primary or exclusive source of revenue since its founding. Bellwether may be engaged exclusively by the Fund and Other Oaktree Funds or may continue seeking to expand its activities with non-Oaktree
clients. Oaktree may hire Bellwether employees or Bellwether may hire Oaktree employees, consistent with the evolving practice described above around seeking the most efficient manner in which to provide the support required for the real estate investment activities of the Fund and Other Oaktree Funds. In the event that an Oaktree employee whose compensation was previously borne by Oaktree or the Adviser becomes employed by Bellwether, that individual’s compensation will be paid by Bellwether and may therefore be borne, in whole or in part, indirectly by the Fund and/or Other Oaktree Funds using Bellwether’s services though the fees charged by Bellwether to the Fund and/or such Other Oaktree Funds. In addition, certain Bellwether employees may make use of Oaktree office space or Oaktree employees may make use of Bellwether office space, whether on a temporary, periodic or long-term basis.
While Oaktree believes that its relationship with Bellwether enhances the services Oaktree can offer to the Fund and Other Oaktree Funds in a cost-efficient manner, the relationship may present conflicts of interest in the decision making process of whether to perform work within Oaktree or to use Bellwether, and there may be conflicts of interest among the Fund and Other Oaktree Funds driven by the fact that Bellwether performs services for Other Oaktree Funds in addition to the Fund. Bellwether is owned by its senior management and Oaktree does not participate in the profits or losses realized by Bellwether (though certain Other Oaktree Funds may have the right to receive expense reimbursement from Bellwether from services provided to non-Oaktree
clients). Costs, fees and expenses relating to the services provided by Bellwether are borne by the funds and accounts to which such services are provided. Any costs, fees and expenses allocated to the Fund will be treated as a Fund expense borne by the Fund (whether paid by the Fund directly, by a portfolio company or venture, or by Oaktree and subsequently reimbursed by the Fund). While such costs, fees and expenses are believed by Oaktree to be reasonable and generally at or below market rates for the relevant third-party services provided, the extensive relationship with Bellwether and the specialized nature of its services (many of which have been customized specifically to meet the needs of Oaktree and its funds in ways that other providers may not offer) may result in such costs, fees and expenses not always being comparable to those charged for such services by other third parties.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
The following table sets forth, as of January 23, 2026, information with respect to the ownership of our Common Shares of record or beneficially by:

•	each person known to us to own 5% or more of the outstanding Common Shares;

•	each of our Trustees and each of our executive officers; and

•	all of our Trustees and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of the offering.

Shares Beneficially Owned
Name and Address(1)	Number	Percentage
Interested Trustees
Armen Panossian	—	—
Independent Trustees
Jay Ferguson	—	—
Deborah Gero	—	—
Allison Keller	—	—
Steven Mosko	—	—
Executive Officers who are not Trustees
Mathew Pendo	—	—
Raghav Khanna	118,680.249	*
Brett McKeone	—	—
Christopher McKown	—	—
Ashley Pak	—	—
Other
Oaktree Fund GP I, L.P.	4,000,000	1.9%
All officers and Trustees as a group (9 persons)	118,680.249	*

*	Less than 0.1%.
(1)
The address of Oaktree Fund GP I, L.P. and each of our Trustees and executive officers listed in the table above is Oaktree Strategic Credit Fund, c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28
th
Floor, Los Angeles, CA 90071.

The following table sets forth the dollar range of our equity securities as of January 23, 2026.

Name and Address(1)	Dollar Range of Equity Securities in the Company2)(3)(4)	Aggregate Dollar Range of Equity Securities in the Fund Complex(2)(3)(4)
Interested Trustees
Armen Panossian	None	over $100,000
Independent Trustees
Jay Ferguson	None	None
Deborah Gero	None	over $100,000
Allison Keller	None	None
Steven Mosko	None	None

(1)	The address of each of our Trustees listed in the table above is Oaktree Strategic Credit Fund, c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.
(2)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(3)	The dollar range of equities securities beneficially owned by our Trustees is based on our NAV as of September 30, 2025.
(4)	The dollar range of equity securities beneficially owned are: none, $1—$10,000, $10,001—$50,000, $50,001—$100,000 or over $100,000.

DISTRIBUTIONS
We have declared distributions each month beginning in July 2022 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital and liquidity needs and general financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of our net investment income. See “Description of our Shares” and “Certain U.S. Federal Income Tax Considerations.”
The per share amount of distributions on Class T, Class S, Class D and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, the per share amount of distributions on Class T shares and Class S shares will be lower than Class D shares, and the per share amount of distributions on Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/ or distribution fees with respect to the Class T shares and Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares). The per share amount of distributions on Class T shares and Class S shares will generally be the same.
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.
From time to time, we may also pay special interim distributions in the form of cash or Common Shares at the discretion of our Board of Trustees.
We have not established any limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. The Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. See “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement.”
Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

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For a period of time following commencement of this offering, which time period may be significant, substantial portions of our distributions may be funded indirectly through the reimbursement of certain expenses by the Adviser and its affiliates, including through the waiver of certain investment advisory fees by the Adviser, that are subject to conditional reimbursement by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or its affiliates continues to advance such expenses or waive such fees. Our future reimbursement of amounts advanced or waived by the Adviser and its affiliates will reduce the distributions that you would otherwise receive in the future. Other than as set forth in this prospectus, the Adviser and its affiliates have no obligation to advance expenses or waive advisory fees.
We have elected to be treated, and intend to qualify annually, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our investment company taxable income (net ordinary taxable income and net short-term capital gains in excess of net long-term capital losses), if any, to our shareholders. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M. If a RIC makes a spillback dividend, the amounts will be included in a shareholder’s gross income for the year in which the spillback dividend is paid.
We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short- term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions. See “Certain U.S. Federal Income Tax Considerations.”
We have issued senior securities and may be prohibited from making distributions if doing so causes us to maintain the asset coverage ratios stipulated by the Investment Company Act or if distributions are limited by the terms of any of our borrowings.
We have adopted a distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional Common Shares. See “Distribution Reinvestment Plan.”

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DESCRIPTION OF OUR SHARES
The following description is based on relevant portions of Delaware law and on our Declaration of Trust and bylaws. This summary is not necessarily complete, and we refer you to Delaware law, our Declaration of Trust and our bylaws for a more detailed description of the provisions summarized below.
General
The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.01 per share, of which 206,443,567 shares were outstanding as of January 23, 2026, and an unlimited number of shares of preferred shares, par value $0.01 per share. The Declaration of Trust provides that the Board of Trustees may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares.
There is currently no market for our Common Shares, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders will be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. 100, et. seq. Our Declaration of Trust provides that no shareholder will be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor will any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Fund’s assets or the affairs of the Fund by reason of being a shareholder.
None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Fund or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board of Trustees in setting the terms of any class or series of Common Shares, no shareholder will be entitled to exercise appraisal rights in connection with any transaction.
Outstanding Securities

Title of Class	Authorized Amount	Amount Held by Fund for its Account	Outstanding as of January 23, 2026
Class T	Unlimited	—	154,117
Class S	Unlimited	—	57,766,505
Class D	Unlimited	—	406,986
Class I	Unlimited	—	148,115,959
Common Shares
Under the terms of our Declaration of Trust, all Common Shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board of Trustees and declared by us out of funds legally available therefore. Except as may be provided by our Board of Trustees in setting the terms of classified or reclassified shares, our Common Shares will have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our

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preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board of Trustees in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares will possess exclusive voting power. There will be no cumulative voting in the election of Trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case of a “contested election” (as defined in our bylaws), in which case Trustees will be elected by a majority of the votes cast in the contested election of Trustees. Pursuant to our Declaration of Trust, our Board of Trustees may amend the bylaws to alter the vote required to elect trustees.
Class T Shares
Class T shares will be offered on a monthly basis at a price per share equal to the NAV per share for such Class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and will be reallowed (paid) by the Distribution Manager to participating brokers.
We pay the Distribution Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class T shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, including any Class T shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Distribution Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class S Shares
No upfront selling commissions are paid for sales of any Class S shares, however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares.
We pay the Distribution Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Distribution Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class D Shares
No upfront selling commissions are paid for sales of any Class D shares, however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares.
We pay the Distribution Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan.

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The shareholder servicing and/or distribution fees are paid monthly in arrears. The Distribution Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.
Class I Shares
No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares and financial intermediaries will not charge you transaction or other such fees on Class I Shares.
Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Oaktree, Brookfield or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers, (6) by employees and financial advisors of participating brokers and their immediate family members or (7) by other categories of investors that we name in an amendment or supplement to this prospectus.
In certain cases, and subject to the Distribution Manager’s approval, the shares of holders of Class D shares, Class S shares and Class T shares may be converted or exchanged into an equivalent NAV of Class I shares, including in situations where a shareholder exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering. Exchanges or conversion, including those made at the option of shareholders, may require such shareholder to meet the eligibility requirements of the Class into which the shareholder seeks to exchange. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase.
Other Terms of Common Shares
We will cease paying the shareholder servicing and/or distribution fee on the Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Distribution Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Distribution Manager and the applicable selling agent), we will cease paying the shareholder servicing and/or

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distribution fee on the Class T shares, Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class T shares, Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class T, Class S or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class T share, Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.
Preferred Shares
This offering does not include an offering of preferred shares. However, under the terms of the Declaration of Trust, our Board of Trustees may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the Investment Company Act. The Board of Trustees has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. We do not currently anticipate issuing preferred shares in the near future. In the event we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to the Adviser or our affiliates except on the same terms as offered to all other shareholders.
Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the Investment Company Act. The Investment Company Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the Investment Company Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the Investment Company Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.
The issuance of any preferred shares must be approved by a majority of our independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the Investment Company Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

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Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an independent Trustee), officer, employee, sponsor, controlling person or agent of the Fund, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.
In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.
Delaware Law and Certain Declaration of Trust Provisions Organization and Duration
We were formed in Delaware on November 24, 2021, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.
Purpose
Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.
Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board of Trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board of Trustees may, without shareholder action, amend our Declaration of Trust to increase the number of our

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Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, while we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Sales and Leases to the Fund
Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC with respect to a purchase of assets, we may not purchase or lease assets in which a Trustee, the Adviser or any of its affiliates have an interest unless all of the following conditions are met: (a) the transaction was fully disclosed to the shareholders in a prospectus or in a periodic report and occurred at the formation of the Fund; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, the Adviser may purchase assets in its own name (and assume loans in connection therewith) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to the Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Adviser apart from compensation otherwise permitted by the Omnibus Guidelines, as adopted by the NASAA.
Sales and Leases to our Adviser, Trustees or Affiliates
Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to a Trustee, the Adviser or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that we may not lease assets to the Adviser or any affiliate thereof unless all of the following conditions are met: (a) the transaction occurred on or prior to February 3, 2022 (the commencement of this offering) and was fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the terms of the transaction are fair and reasonable to us.
Loans
Our Declaration of Trust provides that, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Adviser or any of its affiliates.
Commissions on Financing, Refinancing or Reinvestment
Our Declaration of Trust provides that we generally may not pay, directly or indirectly, a commission or fee to the Adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets. For the avoidance of doubt, the foregoing limitation does not apply to fees paid to the Adviser pursuant to the Investment Advisory Agreement.
Lending Practices
Our Declaration of Trust provides that, with respect to financing made available to us by the Adviser, the Adviser may not receive interest in excess of the lesser of the Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Adviser may not

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impose a prepayment charge or penalty in connection with such financing and the Adviser may not receive points or other financing charges. In addition, the Adviser will be prohibited from providing financing to us with a term in excess of 12 months.
Number of Trustees; Vacancies; Removal
Our Declaration of Trust provides that the number of Trustees will be set by our Board of Trustees in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Trustees may at any time increase or decrease the number of Trustees. Our Declaration of Trust provides that the number of Trustees generally may not be less than three. Except as otherwise required by applicable requirements of the Investment Company Act and as may be provided by our Board of Trustees in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board of Trustees may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the Investment Company Act. Independent Trustees will nominate replacements for any vacancies among the independent Trustees’ positions.
Our Declaration of Trust provides that a Trustee may be removed (i) by a majority of the remaining Trustees (or in the case of the removal of a Trustee that is not an interested person, a majority of the remaining Trustees that are not interested persons) but only for cause, or (ii) at any time, upon a vote by the holders of more than fifty percent (50%) of our outstanding Common Shares entitled to vote, with or without cause.
We have a total of 5 members of our Board of Trustees, 4 of whom are independent Trustees. Our Declaration of Trust provides that a majority of our Board of Trustees must be independent Trustees except for a period of up to 60 days after the death, removal or resignation of an independent Trustee pending the election of his or her successor. If we do not have a classified Board of Trustees, then each Trustee will hold office until his or her death, resignation, removal or incapacity, or until his or her successor is duly elected and qualified. While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of Trustees serving staggered terms of three years each.
Determinations by Our Board of Trustees
Our Declaration of Trust contains a provision that states the authority of our Board of Trustees to manage our business and affairs. This provision enumerates certain matters and states that the determination as to any such enumerated matters made by or pursuant to the direction of our Board of Trustees and consistent with our Declaration of Trust is final and conclusive and binding upon us and our shareholders. This provision does not alter the duties our Board of Trustees owes to us or our shareholders pursuant to our Declaration of Trust, under Delaware law and under the Investment Company Act. Further, it would not restrict the ability of a shareholder to challenge an action by our Board of Trustees which was taken in a manner that is inconsistent with our Declaration of Trust or the Board of Trustees’ duties under Delaware law and the Investment Company Act or which did not comply with the requirements of the provision.
Action by Shareholders
Our bylaws provide that shareholder action can be taken only at a special meeting of shareholders or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the Investment Company Act or as otherwise provided for in the Declaration of Trust. Under our Declaration of Trust and bylaws, the Fund is required to hold annual meetings of its shareholders to consider such matters as may appropriately come before such meeting. The Fund’s annual meeting of shareholders will occur upon reasonable notice and within a reasonable period (not less than 30 days) following the delivery of the Fund’s

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annual report to the shareholders. See “—Reports to Shareholders.” Special meetings may be called by the Trustees and certain of our officers, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our Declaration of Trust provides that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by our secretary upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Our Board of Trustees is required to set a special meeting date within ten days after receipt of a valid shareholder special meeting request, which special meeting date must be not less than 15 days nor more than 60 days after the secretary provides shareholders with notice of such special meeting. If the Board of Trustees fails to set a special meeting date within such ten-day
period, our bylaws provide procedures for the determination of the date, time and location of the special meeting, which must be held on the 60th day after the record date for such special meeting.
With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Trustees at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Trustees or (3) provided that the Board of Trustees has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust.
Our Declaration of Trust also provides that, subject to the provisions of any class or series of shares then outstanding and the mandatory provisions of any applicable laws or regulations or other provisions of the Declaration of Trust, the following actions may be taken by the shareholders, without concurrence by our Board of Trustees or the Adviser, upon a vote by the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund entitled to vote to:

•	modify the Declaration of Trust;

•	remove the Adviser or appoint a new investment adviser;

•	dissolve the Fund;

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	remove any Trustee with or without cause (provided the aggregate number of Trustees after such removal shall not be less than the minimum required by the Declaration of Trust).
The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board of Trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board of Trustees any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.
Our Adviser may not, without the approval of a vote by the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund entitled to vote on such matters we shall not permit:

•	the Adviser of the Board to amend the “Declaration of Trust” except for amendments that would not adversely affect the rights of our shareholders;

•
the Adviser, except as otherwise permitted under the Investment Advisory Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

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•	the Adviser of the Board to appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Investment Advisory Agreement and applicable law);

•	the Adviser of the Board to sell all or substantially all of our assets other than in the ordinary course of business or as otherwise permitted by applicable law; or

•	the Adviser to cause the merger or similar reorganization of the Fund.
Amendment of the Declaration of Trust and Bylaws
Our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. In addition, amendments to our Declaration of Trust to make our Common Shares a “redeemable security” or to convert the Fund, whether by merger or otherwise, from a closed-end
company to an
open-end
company each must be approved by (a) the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter prior to the occurrence of a listing of any class of our shares on a national securities exchange and (b) the affirmative vote of shareholders entitled to cast at least two-thirds
of the votes entitled to be cast on the matter upon and following the occurrence of a listing of any class of our shares on a national securities exchange.
Our Declaration of Trust provides that our Board of Trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. Except as described above and for certain provisions of our Declaration of Trust relating to shareholder voting and the removal of trustees, our Declaration of Trust provides that our Board of Trustees may amend our Declaration of Trust without any vote of our shareholders for amendments which do not adversely affect the rights of our shareholders.
Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution
The Board of Trustees may, with the affirmative vote of the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund present in person or by proxy and entitled to vote on the matter, cause a merger, conversion, consolidation or other reorganization of the Fund. The Fund will not permit the Adviser to cause the merger or similar reorganization of the Fund without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding Common Shares of the Fund entitled to vote on the matter. The Fund may be dissolved at any time, without the approval of holders of our outstanding shares, upon affirmative vote by a majority of the Trustees.
Derivative Actions
No person, other than a Trustee, who is not a shareholder will be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. The foregoing provision will not apply to claims brought under the federal securities laws.
In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit
demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed; and a demand on the Board of Trustees will only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Board of Trustees who are not “independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and

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will be entitled to retain counsel or other advisors in considering the merits of the request. For purposes of this paragraph, the Board of Trustees may designate a committee of one or more Trustees to consider a shareholder demand.
Direct Actions
To the fullest extent permitted by Delaware law, the shareholders’ right to bring direct actions against the Fund and/or its Trustees is eliminated, except for a direct action to enforce an individual shareholder’s right to vote or a direct action to enforce an individual shareholder’s rights under Sections 3805(e) or 3819 of the Delaware Statutory Trust Act. To the extent such right cannot be eliminated to this extent as a matter of Delaware law, then the conditions required for the bringing of a derivative action pursuant to our Declaration of Trust and Section 3816 of the Delaware Statutory Trust Act shall be equally applicable to bringing a direct action. Notwithstanding the foregoing, the foregoing provision will not apply to claims brought under federal securities laws.
Construction and Governing Law
Our Declaration of Trust provides that the Declaration of Trust and the Bylaws, in combination, shall constitute the governing instrument of the Fund. Our Declaration of Trust also provides that the Declaration of Trust and the Bylaws, and the rights and obligations of the Trustees and shareholders thereunder, shall be governed by and construed and enforced in accordance with the Statutory Trust Act and the laws of the State of Delaware.
Our Declaration of Trust also provides that to the fullest extent permitted by law, the shareholders and the Trustees shall be deemed to have waived any non-mandatory
rights of beneficial owners or trustees under the Statutory Trust Act. By way of example, a shareholder has no interest in specific statutory trust property because, as permitted by Section 3805(e) of the Statutory Trust Act, our Declaration of Trust provides no such interest.
Exclusive Delaware Jurisdiction
Each Trustee, each officer and each person legally or beneficially owning a share or an interest in a share of the Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Act, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Fund, the Delaware Statutory Trust Act or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust, (B) the duties (including fiduciary duties), obligations or liabilities of the Fund to the shareholders or the Board of Trustees, or of officers or the Board of Trustees to the Fund, to the shareholders or each other, (C) the rights or powers of, or restrictions on, the Fund, the officers, the Board of Trustees or the shareholders, (D) any provision of the Delaware Statutory Trust Act or other laws of the State of Delaware pertaining to trusts made applicable to the Fund pursuant to Section 3809 of the Delaware Statutory Trust Act, (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Act or the Declaration of Trust relating in any way to the Fund or (F) the securities or antifraud laws of any international, national, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), will be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed,

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(B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service will constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof will affect or limit any right to serve process in any other manner permitted by law and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. Notwithstanding the foregoing, our Declaration of Trust provides that the provision creating exclusive Delaware jurisdiction will not be effective to require a waiver of compliance with any provision of the Securities Act, the Exchange Act, or the Investment Company Act, or of any valid rule, regulation or order of the SEC thereunder. The exclusive jurisdiction provision will not apply to claims brought under the federal securities laws of the United States or the securities laws of any state thereof.
Restrictions on
Roll-Up
Transactions
In connection with a proposed
“roll-up
transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up
transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up
transaction. The appraisal will assume an orderly liquidation of our assets over a
12-month
period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up
transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up
entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.
In connection with a proposed
roll-up
transaction, the person sponsoring the
roll-up
transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.
We are prohibited from participating in any proposed
roll-up
transaction:

•
which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up
transaction that are less than those provided in the charter, including rights with respect to the election and removal of directors, annual and special meetings, amendments to the charter and our dissolution;

•
which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up
transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after

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the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;

•
in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up
transaction will be less than those provided in the Declaration of Trust;

•	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction; or

•
unless the organizational documents of the entity that would survive the roll-up
transaction provide that neither its adviser nor its intermediary-manager may vote or consent on matters submitted to its shareholders regarding the removal of its adviser or any transaction between it and its adviser or any of its affiliates.

Access to Records
Any shareholder will be permitted access, for any purpose reasonably related to the shareholder’s interest, to the following: (i) the books and records and ledger of the Fund, (ii) a statement of the Fund’s affairs and (iii) a shareholder list. Access will be permitted at all reasonable times and such shareholder may inspect and copy any of the foregoing listed items for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list will be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).
A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.
Reports to Shareholders
Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form
10-Q
to all shareholders of record. In addition, we will distribute our annual report on Form
10-K
to all shareholders within 120 days after the end of each fiscal year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Adviser. These reports will also be available on our website at www.osc.brookfield.com and on the SEC’s website at
www.sec.gov
.
Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in

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writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line
charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an
e-mail
message that will include instructions on how to retrieve the document. If our
e-mail
notification is returned to us as “undeliverable,” we will contact you to obtain your updated
e-mail
address. If we are unable to obtain a valid
e-mail
address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time by contacting Oaktree Strategic Credit Fund at (855)
777-8001
and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.
Conflict with the Investment Company Act
Our Declaration of Trust provides that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the Investment Company Act, the applicable provision of the Investment Company Act will control.

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DETERMINATION OF NET ASSET VALUE
The NAV per share for each class of shares is determined by dividing the value of total assets (including accrued interest, dividends and assets purchased with borrowings) attributable to the class minus liabilities (including accrued expenses, any reserves established by the Adviser in its discretion for contingent liabilities and any borrowings) attributable to the class by the total number of Common Shares outstanding of the class at the date as of which the determination is made.
We conduct the valuation of our investments, upon which our NAV is based, at all times consistent with GAAP and the Investment Company Act. Our Adviser, as the valuation designee of our Board of Trustees pursuant to Rule
2a-5
under the Investment Company Act, determines the fair value of our assets, including unfunded commitments, on at least a quarterly basis in accordance with ASC 820. ASC 820 defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. ASC 820 prioritizes the use of observable market prices over entity-specific inputs. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.
Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

•	Level 1—Unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

•
Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.

•
Level 3—Unobservable inputs that reflect the Adviser’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

If inputs used to measure fair value fall into different levels of the fair value hierarchy, an investment’s level is based on the lowest level of input that is significant to the fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. This includes investment securities that are valued using “bid” and “ask” prices obtained from independent third party pricing services or directly from brokers. These investments may be classified as Level 3 because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities or may require adjustments for investment-specific factors or restrictions.
Financial instruments with readily available quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value. As such, the Adviser obtains and analyzes readily available market quotations provided by pricing vendors and brokers for all of our investments for which quotations are available. In determining the fair value of a particular investment, pricing vendors and brokers use observable market information, including both binding and non-binding
indicative quotations.
The Adviser seeks to obtain at least two quotations for the subject or similar securities, typically from pricing vendors. If the Adviser is unable to obtain two quotes from pricing vendors, or if the prices obtained from pricing vendors are not within the Adviser’s set threshold, the Adviser seeks to obtain a quote directly from a broker making a market for the asset. The Adviser evaluates the quotations provided by pricing vendors and brokers

2
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2

based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated. Generally, the Adviser does not adjust any of the prices received from these sources. the Adviser also performs back-testing of valuation information obtained from pricing vendors and brokers against actual prices received in transactions. In addition to ongoing monitoring and back-testing, the Adviser performs due diligence procedures over pricing vendors to understand their methodology and controls to support their use in the valuation process.
If the quotations obtained from pricing vendors or brokers are determined not to be reliable or are not readily available, the Adviser values such investments using any of three different valuation techniques. The first valuation technique is the transaction precedent technique, which utilizes recent or expected future transactions of the investment to determine fair value, to the extent applicable. The second valuation technique is an analysis of the EV of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The EV analysis is typically performed to determine (i) the value of equity investments, (ii) whether there is credit impairment for debt investments and (iii) the value for debt investments that we are deemed to control under the Investment Company Act. To estimate the EV of a portfolio company, the Adviser analyzes various factors, including the portfolio company’s historical and projected financial results, macroeconomic impacts on the company and competitive dynamics in the company’s industry. the Adviser also utilizes some or all of the following information based on the individual circumstances of the portfolio company: (i) valuations of comparable public companies, (ii) recent sales of private and public comparable companies in similar industries or having similar business or earnings characteristics, (iii) purchase prices as a multiple of their earnings or cash flow, (iv) the portfolio company’s ability to meet its forecasts and its business prospects, (v) a discounted cash flow analysis, (vi) estimated liquidation or collateral value of the portfolio company’s assets and (vii) offers from third parties to buy the portfolio company. The Adviser may probability weight potential sale outcomes with respect to a portfolio company when uncertainty exists as of the valuation date. The third valuation technique is a market yield technique, which is typically performed for non-credit
impaired debt investments. In the market yield technique, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk, and the Adviser considers the current contractual interest rate, the capital structure and other terms of the investment relative to our risk and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by us are substantially illiquid with no active transaction market, the Adviser depends on primary market data, including newly funded transactions and industry specific market movements, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.
The Adviser estimates the fair value of certain privately held warrants using a Black Scholes pricing model, which includes an analysis of various factors and subjective assumptions, including the current stock price (by using an EV analysis as described above), the expected period until exercise, expected volatility of the underlying stock price, expected dividends and the risk free rate. Changes in the subjective input assumptions can materially affect the fair value estimates.
The Adviser undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:

•	The quarterly valuation process begins with each portfolio company or investment being initially valued by the Adviser’s valuation team;

•	Preliminary valuations are then reviewed and discussed with management of the Adviser;

•
Separately, independent valuation firms prepare valuations of the our investments, on a selected basis, for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment, and submit the reports to us and provide such reports to the Adviser;

•	The Adviser compares and contrasts its preliminary valuations to the valuations of the independent valuation firms and prepares a valuation report for the Audit Committee;

•
The Audit Committee reviews the valuation report with the Adviser, and the Adviser responds and supplements the valuation report to reflect any discussions between the Adviser and the Audit Committee; and

•	The Adviser, as valuation designee, determines the fair value of each investment in our portfolio.
We have and will continue to engage independent valuation firms each quarter to provide assistance regarding the determination of the fair value of a portion of our portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment.
Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been reported had a ready market for the investments existed, and it is reasonably possible that the difference could be material.
When we determine our net asset value as of the last day of a month that is not also the last day of a calendar quarter, we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, pursuant to our valuation policy, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation or, in the case of securities acquired after such date, cost, unless, in either case, the Adviser determines that since the most recent quarter end or the date of acquisition for securities acquired after quarter end, as the case may be, a significant observable change has occurred with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Adviser determines such a change has occurred with respect to one or more investments, the Adviser will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with our valuation policy.
Additionally, the Adviser may otherwise determine to update the most recent quarter end valuation of an investment without reliable market quotations that the Adviser considers to be material to us using a range of values from an independent valuation firm.
Value Determinations in Connection with this Continuous Offering
We intend to sell our shares at a net offering price that we believe reflects the net asset value per share as determined in accordance with the Fund’s share pricing policy. Therefore, persons who subscribe for our shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares and, as a result, may receive fractional shares. We intend to report our net asset value per share as of the last day of each month on our website, www.osc.brookfield.com, generally within 20 business days of month end.
In connection with each monthly closing on the sale of shares offered pursuant to this prospectus on a continuous basis, our Board has delegated to one or more of its members the authority (i) to conduct such closings so long as there is no change to our public offering price or (ii) to establish a new net offering price that we believe reflects the net asset value per share as determined in accordance with the Fund’s share pricing policy. We will modify our public offering price to the extent necessary to comply with the requirements of the Investment Company Act, including the requirement that we not sell our shares at a net offering price below our net asset value per share (unless we obtain the requisite approval from our shareholders).
The following factors, among others, will be considered when making the determination that our Class T, Class S, Class D or Class I Common Shares are not sold at a price per share, after deducting any upfront sales load, that is below the then-current net asset value per share of such class:

(a)	the net asset value per share of each class of our Common Shares as disclosed in our most recent periodic report filed with the SEC;

(b)
our Adviser’s assessment of whether any material change in net asset value per share has occurred (including through any realization of net gains from the sale of a portfolio investment), or any material change in the fair value of portfolio investments has occurred, in each case, from the period beginning on the date of the most recently disclosed net asset value per share to the period ending as of the date of the monthly subscription closing;

(c)
the values that our Adviser has determined reflects the current (as of the last day of the prior month) net asset value per share of each class of our Common Shares (which is based upon the net asset value per share of each class of our shares as disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our Adviser’s assessment of any material change in the net asset value per share of each class of our shares since the date of the most recently disclosed net asset value per share of each class of our Common Shares); and

(d)
the magnitude of the difference between (i) the values described in clause (c) above, and (ii) the offering price per share of each class of our Common Shares as of the date of the monthly subscription closing.

To the extent there is a possibility that we could sell shares of any class of our Common Shares at a price which, after deducting any upfront sales load, is below the then-current net asset value per share of the applicable class at the time at which the sale is made, our Board or a committee thereof will elect to either (i) postpone the closing until such time that there is no longer the possibility of the occurrence of such event or (ii) determine the net asset value per share within two days prior to any such sale, in each case, to ensure that such sale will not be at a price which, after deducting any upfront sales load, is below the then-current net asset value per share of the applicable class.
These processes and procedures are part of our compliance program. Records of all the determinations described in this section will be made and maintained with other records we are required to maintain under the Investment Company Act. Promptly following any adjustment to the offering price per share of our Common Shares offered pursuant to this prospectus, we intend to update this prospectus by filing a prospectus supplement with the SEC. We also intend to make updated information available via our website: www.osc.brookfield.com.
Rule
2a-5
of the Investment Company Act
Our Board of Trustees has determined to delegate to the Adviser the determination of fair value pursuant to
Rule 2a-5
under the Investment Company Act. Rule
2a-5
establishes requirements for determining fair value in good faith for purposes of the Investment Company Act. The rule permits boards, subject to board oversight and certain other conditions, to designate an issuer’s investment adviser as the issuer’s “valuation designee” to perform the fair value determinations. The rule also defines when market quotations are “readily available” for purposes of the Investment Company Act, the threshold for determining whether a fund must fair value a security. If an issuer’s board designates the determination of fair value to a valuation designee, certain additional requirements apply, including:

•	Board oversight of the valuation designee;

•	Periodic and prompt reporting to the board; and;

•	Clear specification of the titles and functions of the persons responsible for fair value determinations, and reasonable segregation of duties among the designee’s personnel.

PLAN OF DISTRIBUTION
General
We are offering a maximum of $5,000,000,000 in Common Shares pursuant to this prospectus on a “best efforts” basis through the Distribution Manager. Because this is a “best efforts” offering, the Distribution Manager must only use its best efforts to sell the shares, which means that no underwriter, broker or other person will be obligated to purchase any shares.
The Fund intends that the Common Shares offered pursuant to this prospectus will not be listed on any national securities exchange, and neither the Distribution Manager nor the participating brokers intend to act as market- makers with respect to our Common Shares. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares unless and until the shares are listed or there is another liquidity event for the Fund. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time.
We are offering to the public four classes of Common Shares: Class T shares, Class S shares, Class D shares and Class I shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees, which are similar to sales commissions.
Class T shares and Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Oaktree, Brookfield or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers, (6) by employees and financial advisors of participating brokers and their immediate family members or (7) other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, and subject to the Distribution Manager’s approval, the shares of holders of Class D Shares, Class S Shares and Class T Shares may be converted or exchanged into an equivalent NAV of Class I shares, including in situations where a shareholder exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering. Exchanges or conversion, including those made at the option of shareholders, may require such shareholder to meet the eligibility requirements of the Class into which the shareholder seeks to exchange. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment for Class I shares is $1,000,000, unless waived by the Distribution Manager. If you are eligible to purchase all four classes of shares, you should be aware that participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase. Neither the Distribution Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.
The public offering price of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the amount that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on
registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.
This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Purchase Price
Our Class S shares, Class D shares and Class I shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Our Class T shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value” plus an upfront sales load of up Class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and will be reallowed (paid) by the Distribution Manager to participating brokers. Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
Underwriting Compensation
We entered into a Distribution Manager Agreement with the Distribution Manager, pursuant to which the Distribution Manager agreed to, among other things, manage our relationships with third-party brokers engaged by the Distribution Manager to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisors. The Distribution Manager also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares.
Upfront Sales Loads
Our Class T shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value” plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and will be reallowed (paid) by the Distribution Manager to participating brokers. No upfront sales load will be paid with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. For Class T shares, the 3.5% of NAV upfront sales load may include up to a maximum of 1.50% of NAV payable as a dealer fee, in which case a maximum of 2.00% of NAV would be payable as a selling commission. To the extent the dealer fee applicable to a sale of Class T shares is lower than 1.50%, the maximum amount payable as a selling commission would be correspondingly higher, subject to the total maximum upfront sales load of 3.50%. Selling agents will not charge such fees on Class I shares.
Shareholder Servicing and/or Distribution Fees—Class T, Class S and Class D
The following table shows the shareholder servicing and/or distribution fees we pay the Distribution Manager with respect to the Class T, Class S, Class D and Class I on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class T shares	0.85%
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—%
Subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class T shares and Class S shares and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. We will not pay shareholder servicing and/or distribution fees with respect to Class I Shares.
The shareholder servicing and/or distribution fees will be paid monthly in arrears. The shareholder servicing and/ or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/ or distribution fees charged. The Distribution Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services. The Fund also may pay for these sub-transfer
agency,
sub-accounting
and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan.
Because the shareholder servicing and/or distribution fees with respect to Class T shares, Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class T, Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Distribution Manager will waive the shareholder servicing and/or distribution fee that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.

Other Compensation
We or the Adviser may also pay directly, or reimburse the Distribution Manager if the Distribution Manager pays on our behalf, any organization and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees).
Limitations on Underwriting Compensation
We will cease paying the shareholder servicing and/or distribution fee on the Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Distribution Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Distribution Manager and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the
Class T shares, Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with by applicable exemptive relief. At the end of such month, the applicable Class T shares, Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class T, Class S or Class D shares.
This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Distribution Manager fees, reimbursement fees for bona fide due diligence expenses, training and education expenses, non-transaction
based compensation paid to registered persons associated with the Distribution Manager in connection with the wholesaling of our offering and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our distribution reinvestment plan).
Term of the Distribution Manager Agreement
Either party may terminate the Distribution Manager Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Distribution Manager Agreement. Our obligations under the Distribution Manager Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class T, Class S and Class D shares distributed in this offering as described therein will survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).
Indemnification
To the extent permitted by law and our Declaration of Trust, we will indemnify the participating brokers and the Distribution Manager against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.

Supplemental Sales Material
In addition to this prospectus, we intend to use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of the Adviser and its affiliates, brochures containing a summary description of this offering and articles and publications concerning the Fund or other similar investments. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the Common Shares
Share Distribution Channels and Special Discounts
We expect our Distribution Manager to use multiple distribution channels to sell our shares. These channels may charge different brokerage fees for purchases of our shares. Our Distribution Manager is expected to engage participating brokers in connection with the sale of the shares of this offering in accordance with participating broker agreements.
Offering Restrictions
Notice to
Non-U.S.
Investors
The shares described in this prospectus have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in this prospectus. To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your advisors before purchasing or disposing of shares.
Non-U.S.
Offering Legends For Potential Investors
IT IS THE RESPONSIBILITY OF ANY PERSONS WISHING TO SUBSCRIBE FOR SHARES TO INFORM THEMSELVES OF AND TO OBSERVE ALL APPLICABLE LAWS AND REGULATIONS OF ANY RELEVANT JURISDICTIONS. PROSPECTIVE INVESTORS SHOULD INFORM THEMSELVES AS TO THE LEGAL REQUIREMENTS AND TAX CONSEQUENCES WITHIN THE COUNTRIES OF THEIR CITIZENSHIP, RESIDENCE, DOMICILE AND PLACE OF BUSINESS WITH RESPECT TO THE ACQUISITION, HOLDING OR DISPOSAL OF SHARES, AND ANY FOREIGN EXCHANGE RESTRICTIONS THAT MAY BE RELEVANT THERETO.
TO THE EXTENT ANY OF THE CONFIDENTIALITY PROVISIONS CONTAINED IN SOME OF THE
NON-U.S.
LEGENDS BELOW IMPOSE GREATER CONFIDENTIALITY RESTRICTIONS THAN THOSE ALREADY IMPOSED HEREIN, SUCH ADDITIONAL CONFIDENTIALITY PROVISIONS SHALL BE INTERPRETED TO APPLY ONLY TO THE EXTENT THAT SUCH PROVISIONS ARE REASONABLY NECESSARY TO COMPLY WITH THE SECURITIES LAWS OF THE APPLICABLE JURISDICTION. IN THE EVENT THAT THE
NON-U.S.
LEGEND BELOW APPLICABLE TO A
NON-U.S.
RESIDENT INVESTOR OR PROSPECTIVE INVESTOR DOES NOT CONTAIN ANY SPECIFIC CONFIDENTIALITY PROVISION, SUCH INVESTOR OR PROSPECTIVE INVESTOR MAY NOT REPRODUCE OR DISTRIBUTE THIS PROSPECTUS, IN WHOLE OR IN PART, OR DISCLOSE ITS CONTENTS, WHERE SUCH DISCLOSURE WOULD VIOLATE THE SECURITIES LAWS OF THE APPLICABLE JURISDICTION.

TO THE EXTENT THAT THIS PROSPECTUS PROVIDES INFORMATION ON FUND VEHICLES OTHER THAN THE FUND, SUCH INFORMATION IS PROVIDED TO PROSPECTIVE INVESTORS FOR DISCLOSURE PURPOSES ONLY. FURTHER, THE INTERESTS IN ANY SUCH OTHER FUND VEHICLES MAY NOT BE MARKETED, OR OFFERED FOR SALE, TO PROSPECTIVE INVESTORS IN ANY EEA MEMBER STATE, THE UNITED KINGDOM OR SWITZERLAND AND OAKTREE WILL NOT ACCEPT ANY SUBSCRIPTION FOR ANY SUCH INTERESTS FROM ANY PROSPECTIVE INVESTOR IN ANY EEA MEMBER STATE, THE UNITED KINGDOM OR SWITZERLAND, UNLESS OTHERWISE PERMITTED IN ACCORDANCE WITH THE APPLICABLE NATIONAL LAWS OF SUCH EEA MEMBER STATE, THE UNITED KINGDOM OR SWITZERLAND.
ARGENTINA
NO PUBLIC OFFERING OF SHARES IS BEING MADE TO INVESTORS RESIDENT IN ARGENTINA. SHARES ARE BEING OFFERED ONLY TO A LIMITED NUMBER OF INSTITUTIONAL INVESTORS AND SOPHISTICATED INDIVIDUAL INVESTORS CAPABLE OF UNDERSTANDING THE RISKS OF THEIR INVESTMENT. THE NATIONAL SECURITIES COMMISSION OF ARGENTINA HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR OTHERWISE APPROVED OR AUTHORIZED THE OFFERING OF SHARES IN THE FUND TO INVESTORS RESIDENT IN ARGENTINA.
AUSTRALIA
THIS PROSPECTUS IS SUPPLIED PERSONALLY TO THE RECIPIENT ON THE CONDITIONS SET OUT BELOW. THE RECIPIENT’S ACCEPTANCE OF THESE CONDITIONS IS EVIDENCED BY ITS RETENTION OF THIS PROSPECTUS. IF THESE CONDITIONS ARE NOT ACCEPTABLE, THE RECIPIENT MUST RETURN THIS PROSPECTUS IMMEDIATELY.
THIS PROSPECTUS HAS BEEN PREPARED WITHOUT ANY KNOWLEDGE OR CONSIDERATION OF THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION, TAXATION POSITION OR OTHER PARTICULAR NEEDS OR REQUIREMENTS OF ANY RECIPIENT AND SHOULD NOT BE RELIED ON FOR THE PURPOSES OF MAKING ANY INVESTMENT DECISION. IF A RECIPIENT IS CONSIDERING MAKING ANY DECISION IN CONNECTION WITH THE INFORMATION IN THIS PROSPECTUS, THAT RECIPIENT SHOULD OBTAIN ITS OWN INDEPENDENT ADVICE.
ANY OFFER OR INVITATION UNDER THIS PROSPECTUS IS ONLY AVAILABLE TO PERSONS WHO ARE BOTH WHOLESALE CLIENTS AS DEFINED IN SECTION 761G OF THE CORPORATIONS ACT 2001 (CTH) OF AUSTRALIA (THE “ACT”) AND PERSONS TO WHOM DISCLOSURE IS NOT REQUIRED UNDER SECTION 708 OF THE ACT (“PERMITTED INVESTORS”). THIS PROSPECTUS IS NOT A DISCLOSURE DOCUMENT OR PRODUCT DISCLOSURE STATEMENT FOR THE PURPOSES OF THE ACT AND HAS NOT BEEN LODGED WITH THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION. THIS PROSPECTUS SHOULD BE READ IN FULL BEFORE MAKING A DECISION TO INVEST.
THIS PROSPECTUS IS NOT INTENDED TO BE DISTRIBUTED OR PASSED ON, DIRECTLY OR INDIRECTLY, TO ANY CLASS OF PERSONS IN AUSTRALIA OTHER THAN PERMITTED INVESTORS. ANY FAILURE TO COMPLY WITH RESTRICTIONS ON RECEIPT OR DISTRIBUTION OF THIS PROSPECTUS MAY CONSTITUTE A VIOLATION OF APPLICABLE SECURITIES LAW.
AUSTRIA
THE SHARES HAVE NOT BEEN REGISTERED AT OR OTHERWISE AUTHORIZED BY THE AUSTRIAN FINANCIAL MARKET AUTHORITY FOR THE OFFERING OR DISTRIBUTION IN THE REPUBLIC OF

AUSTRIA. THE SHARES MAY NOT BE MARKETED AND DISTRIBUTED TO INVESTORS DOMICILED IN THE REPUBLIC OF AUSTRIA, UNLESS THE DISTRIBUTION HAS OCCURRED AT THE INITIATIVE OF THE INVESTOR OR ON HIS BEHALF. THIS PROSPECTUS, ANY OTHER DOCUMENT RELATING TO THE SHARES AND THE INFORMATION CONTAINED THEREIN, MAY ONLY BE USED IN CONNECTION WITH AN OFFER OR DISTRIBUTION OF SHARES IF THE OFFER OR DISTRIBUTION HAS OCCURRED AT THE INITIATIVE OF THE INVESTOR OR ON HIS BEHALF. ANY INVESTOR INTENDING TO OFFER AND RESELL THE SHARES IN AUSTRIA IS SOLELY RESPONSIBLE THAT ANY SUCH OFFER AND RESALE TAKES PLACE IN COMPLIANCE WITH THE PROVISIONS OF THE APPLICABLE SECURITIES REGULATION.
AZERBAIJAN
THE SHARES AND/OR THEIR DISTRIBUTION OR OFFERING ARE NOT APPROVED OR REGISTERED BY THE CHAMBER OF CONTROL ON FINANCIAL MARKETS OF THE REPUBLIC OF AZERBAIJAN AND THEY MAY NOT BE OFFERED, ADVERTISED, PLACED, TRANSFERRED OR SOLD AS PART OF THEIR INITIAL DISTRIBUTION OR AT ANY TIME THEREAFTER TO OR FOR THE BENEFIT OF ANY PERSONS (INCLUDING LEGAL ENTITIES) RESIDENT, INCORPORATED, ESTABLISHED OR HAVING THEIR USUAL RESIDENCE IN THE REPUBLIC OF AZERBAIJAN OR TO ANY PERSON LOCATED WITHIN THE REPUBLIC OF AZERBAIJAN UNLESS AND TO THE EXTENT OTHERWISE PERMITTED UNDER THE LAWS OF THE REPUBLIC OF AZERBAIJAN.
BAHAMAS
THIS PROSPECTUS IS NOT, IS NOT INTENDED TO SERVE AS, AND SHALL NOT BE CONSTRUED AS, A DISTRIBUTION OF THE SHARES IN THE BAHAMAS. THE OFFER OF THE SHARES IN THE BAHAMAS CONTEMPLATED BY THIS PROSPECTUS SHALL ONLY TAKE PLACE IN ACCORDANCE WITH APPLICABLE BAHAMIAN LAW. PERSONS DEEMED “RESIDENT” OF THE BAHAMAS PURSUANT TO THE EXCHANGE CONTROL REGULATIONS, 1956 OF THE BAHAMAS MUST RECEIVE THE PRIOR APPROVAL OF THE CENTRAL BANK OF THE BAHAMAS BEFORE ACCEPTING AN OFFER TO PURCHASE ANY SHARES.
BAHRAIN
THIS PROSPECTUS HAS NOT BEEN REVIEWED BY THE CENTRAL BANK OF BAHRAIN. THIS PROSPECTUS IS INTENDED TO BE READ BY THE ADDRESSEE ONLY AND MAY NOT BE CIRCULATED WITHIN THE KINGDOM OF BAHRAIN, THE SHARES MAY NOT BE OFFERED FOR SUBSCRIPTION OR SOLD, DIRECTLY OR INDIRECTLY, AND NO INVITATION OR OFFER TO SUBSCRIBE FOR THE SHARES MAY BE MADE, TO PERSONS IN THE KINGDOM OF BAHRAIN. THE CENTRAL BANK OF BAHRAIN IS NOT RESPONSIBLE FOR THE CONTENTS OF THIS PROSPECTUS, THE PERFORMANCE OF THE FUND OR OAKTREE.
BELGIUM
THE PUBLIC OFFERING OF SHARES IN BELGIUM HAS NOT BEEN AUTHORIZED BY THE BELGIAN FINANCIAL SERVICES AND MARKETS AUTHORITY (AUTORITEIT VOOR FINANCIËLE DIENSTEN EN MARKTEN/AUTORITÉ DES SERVICES ET MARCHÉS FINANCIERS) PURSUANT TO THE BELGIAN LAWS AND REGULATIONS APPLICABLE TO THE PUBLIC OFFERING OF SECURITIES. THE OFFERING MAY THEREFORE NOT BE ADVERTISED, AND SHARES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR DELIVERED TO, OR SUBSCRIBED TO BY, AND NO MEMORANDUM, INFORMATION CIRCULAR, BROCHURE OR SIMILAR DOCUMENT MAY BE DISTRIBUTED TO, DIRECTLY OR INDIRECTLY, ANY INDIVIDUAL OR LEGAL ENTITY IN BELGIUM, EXCEPT (
I
) TO “QUALIFIED INVESTORS” AS REFERRED TO IN THE AFOREMENTIONED BELGIAN LAWS AND

REGULATIONS, (
II
) SUBJECT TO THE RESTRICTION OF A MINIMUM INVESTMENT OF €100,000 PER INVESTOR OR (
III
) IN ANY OTHER CIRCUMSTANCES IN WHICH THE PRESENT OFFERING DOES NOT QUALIFY AS A PUBLIC OFFERING IN ACCORDANCE WITH THE AFOREMENTIONED BELGIAN LAWS AND REGULATIONS. NO ACTION HAS OR WILL BE TAKEN THAT WOULD ALLOW
PRE-MARKETING
OR MARKETING OF THE SHARES IN THE FUND WITHIN THE TERRITORY OF BELGIUM. AS SUCH THE FUND MAY NOT BE
PRE-MARKETED
OR MARKETED, AND THIS PROSPECTUS MAY NOT BE SENT, TO PROSPECTIVE INVESTORS RESIDENT IN BELGIUM UNLESS SUCH SOLICITATION WAS INITIATED BY THE INVESTOR, I.E. ON A REVERSE SOLICITATION BASIS. THIS PROSPECTUS HAS BEEN ISSUED TO THE INTENDED RECIPIENT FOR PERSONAL USE ONLY AND EXCLUSIVELY FOR THE PURPOSE OF THE OFFERING. THEREFORE, IT MAY NOT BE USED FOR ANY OTHER PURPOSE, NOR MAY IT BE PASSED ON TO ANY OTHER PERSON IN BELGIUM.
BERMUDA
SHARES IN THE FUND MAY NOT BE MARKETED, OFFERED OR SOLD DIRECTLY OR INDIRECTLY TO THE PUBLIC IN BERMUDA AND NEITHER THIS PROSPECTUS, WHICH IS NOT SUBJECT TO AND HAS NOT RECEIVED APPROVAL FROM EITHER THE BERMUDA MONETARY AUTHORITY OR THE REGISTRAR OF COMPANIES AND NO STATEMENT TO THE CONTRARY, EXPLICIT OR IMPLICIT, IS AUTHORIZED TO BE MADE IN THIS REGARD, NOR ANY OFFERING MATERIAL OR INFORMATION CONTAINED HEREIN RELATING TO SHARES IN THE FUND, MAY BE SUPPLIED TO THE PUBLIC IN BERMUDA OR USED IN CONNECTION WITH ANY OFFER FOR THE SUBSCRIPTION OR SALE OF SHARES IN THE FUND TO THE PUBLIC IN BERMUDA. BERMUDA INVESTORS MAY BE SUBJECT TO FOREIGN EXCHANGE CONTROL APPROVAL AND FILING REQUIREMENTS UNDER THE RELEVANT BERMUDA FOREIGN EXCHANGE CONTROL REGULATIONS, AS WELL AS OFFSHORE INVESTMENT APPROVAL REQUIREMENTS.
BRAZIL
THE OFFERING IS NOT A PUBLIC OFFERING OF SECURITIES FOR THE PURPOSES OF THE APPLICABLE BRAZILIAN REGULATIONS AND HAS THEREFORE NOT BEEN AND WILL NOT BE REGISTERED WITH THE BRAZILIAN SECURITIES COMMISSION (
A COMISSÃO DE VALORES MOBILIÁRIOS
) OR ANY OTHER GOVERNMENT AUTHORITY IN BRAZIL. ALL INFORMATION CONTAINED HEREIN IS CONFIDENTIAL AND IS FOR THE EXCLUSIVE USE AND REVIEW OF THE INTENDED ADDRESSEE OF THIS PROSPECTUS, AND MAY NOT BE PASSED ON TO ANY THIRD PARTY.
BRITISH VIRGIN ISLANDS
THIS PROSPECTUS DOES NOT CONSTITUTE, AND THEREFORE WILL NOT BE, AN OFFERING OF SECURITIES TO THE PUBLIC IN THE BRITISH VIRGIN ISLANDS.
BRUNEI
NOTICE TO RESIDENTS OF BRUNEI DARUSSALAM: THIS PROSPECTUS IS A PRIVATE PLACEMENT MEMORANDUM AND, AS SUCH, IT IS NOT AND SHALL NOT BE CONSTRUED AS AN OFFER TO SELL OR AN INVITATION OR SOLICITATION OF AN OFFER TO BUY OR SUBSCRIBE FOR ANY SHARES TO THE PUBLIC OR ANY CLASS OR SECTION THEREOF IN BRUNEI DARUSSALAM AND IS FOR INFORMATION PURPOSES ONLY. THIS PROSPECTUS, AND ANY OTHER DOCUMENT, CIRCULAR, NOTICE OR OTHER MATERIALS ISSUED IN CONNECTION THEREWITH, SHALL NOT BE DISTRIBUTED OR REDISTRIBUTED, PUBLISHED OR ADVERTISED, DIRECTLY OR INDIRECTLY, TO, AND SHALL NOT BE RELIED UPON OR USED BY, THE PUBLIC OR ANY MEMBER OF THE

PUBLIC IN BRUNEI DARUSSALAM. ALL OFFERS, ACCEPTANCES SUBSCRIPTIONS, SALES, AND ALLOTMENTS OF THE SHARES OR ANY PART THEREOF SHALL BE MADE OUTSIDE BRUNEI DARUSSALAM. THIS PROSPECTUS AND THE SHARES HAVE NOT BEEN DELIVERED TO, REGISTERED WITH, OR LICENSED OR APPROVED BY THE AUTORITI MONETARI BRUNEI DARUSSALAM, THE AUTHORITY DESIGNATED UNDER THE SECURITIES MARKETS ORDER, 2013 OR BY ANY OTHER GOVERNMENT AGENCY, OR UNDER ANY OTHER LAW, IN BRUNEI DARUSSALAM. NOTHING IN THIS PROSPECTUS SHALL CONSTITUTE LEGAL, TAX, ACCOUNTING OR INVESTMENT ADVICE. THE RECIPIENT SHOULD INDEPENDENTLY EVALUATE ANY SPECIFIC INVESTMENT IN CONSULTATION WITH PROFESSIONAL ADVISERS IN LAW, TAX, ACCOUNTING AND INVESTMENTS.
CANADA
LEGEND FOR ALBERTA, BRITISH COLUMBIA, ONTARIO, NOVA SCOTIA, QUEBEC AND SASKATCHEWAN
THIS PROSPECTUS IS IN RESPECT OF AN OFFERING OF THE SHARES ONLY IN THE CANADIAN PROVINCES OF ALBERTA, BRITISH COLUMBIA, ONTARIO, NOVA SCOTIA, QUEBEC AND SASKATCHEWAN, AND NOT IN ANY OTHER CANADIAN PROVINCE OR TERRITORY, AND ONLY TO THOSE PERSONS WHERE AND TO WHOM THE SHARES MAY BE LAWFULLY OFFERED FOR SALE, AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SHARES. NONE OF THE FUND, ITS TRUSTEES, OAKTREE OR THEIR AFFILIATES HAVE FILED A PROSPECTUS WITH ANY SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA IN RESPECT OF THE SHARES AND, ACCORDINGLY, THE SHARES ARE NOT QUALIFIED FOR SALE IN CANADA AND MAY NOT BE OFFERED OR SOLD DIRECTLY OR INDIRECTLY IN CANADA EXCEPT PURSUANT TO AN EXEMPTION FROM THE PROSPECTUS REQUIREMENTS OF CANADIAN SECURITIES LAWS. THE OFFERING OF SHARES IN CANADA IS BEING MADE SOLELY BY THIS PROSPECTUS AND NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS REVIEWED OR IN ANY WAY PASSED UPON THIS DOCUMENT OR THE MERITS OF THE SHARES, AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENSE.
THIS PROSPECTUS IS NOT, AND UNDER NO CIRCUMSTANCES IS TO BE CONSTRUED AS, AN ADVERTISEMENT OR A PUBLIC OFFERING OF THE SHARES IN CANADA.
AN INVESTMENT IN THE SHARES IS NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, AND IS SUBJECT TO INVESTMENT RISKS.
ACKNOWLEDGEMENTS
BY PURCHASING THE SHARES, AMONG OTHER THINGS, EACH PURCHASER IN ALBERTA, BRITISH COLUMBIA, ONTARIO, NOVA SCOTIA, QUEBEC AND SASKATCHEWAN WILL BE DEEMED TO HAVE CONFIRMED, CERTIFIED, REPRESENTED, WARRANTED TO AND AGREED FOR THE BENEFIT OF THE FUND, ITS TRUSTEES, OAKTREE, THEIR AFFILIATES AND ANY DEALER ACTING IN RESPECT OF THE DISTRIBUTION OF THE SHARES, IF ANY, FROM WHOM SUCH PURCHASE CONFIRMATION IS RECEIVED THAT:

(A)	IT IS AUTHORIZED TO CONSUMMATE THE PURCHASE OF THE SHARES;

(B)	IT IS A RESIDENT OF ALBERTA, BRITISH COLUMBIA, ONTARIO, NOVA SCOTIA, QUEBEC OR SASKATCHEWAN;

(C)	IT IS A “PERMITTED CLIENT” WITHIN THE MEANING OF SECTION 1.1 OF NATIONAL INSTRUMENT 31-103 — REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS (“NI 31-103”);

(D)	IT HAS NOT BEEN CREATED OR USED SOLELY TO PURCHASE OR HOLD SECURITIES AS A “PERMITTED CLIENT” DESCRIBED IN PARAGRAPH (Q) OF THE DEFINITION OF “PERMITTED CLIENT” IN SECTION 1.1 OF NI 31-103;

(E)	IT IS PURCHASING THE SHARES AS PRINCIPAL, NOT AS AGENT, FOR INVESTMENT ONLY AND NOT WITH A VIEW TO RESALE OR DISTRIBUTION;

(F)
IT IS ENTITLED UNDER APPLICABLE SECURITIES LAWS IN ALBERTA, BRITISH COLUMBIA, ONTARIO, NOVA SCOTIA, QUEBEC OR SASKATCHEWAN TO PURCHASE THE SHARES WITHOUT THE BENEFIT OF A PROSPECTUS QUALIFIED UNDER SUCH SECURITIES LAWS;

(G)
IT HAS REVIEWED THE TERMS UNDER THE HEADING “RESALE RESTRICTIONS” OF THIS LEGEND AND IT ACKNOWLEDGES AND UNDERSTANDS THAT THE SHARES MAY NOT BE RESOLD WITHOUT AN EXEMPTION FROM THE REGISTRATION AND PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS;

(H)
IT UNDERSTANDS AND ACKNOWLEDGES THAT THE SHARES HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR DISTRIBUTION UNDER APPLICABLE SECURITIES LAWS IN ALBERTA, BRITISH COLUMBIA, ONTARIO, NOVA SCOTIA, QUEBEC OR SASKATCHEWAN;

(I)	IT IS BASING ITS INVESTMENT DECISION SOLELY ON THE FINAL VERSION OF THIS PROSPECTUS AND NOT ON ANY OTHER INFORMATION CONCERNING THE FUND, OAKTREE, THEIR AFFILIATES OR THE OFFERING OF THE SHARES;

(J)
IT UNDERSTANDS AND ACKNOWLEDGES THAT NONE OF THE FUND, OAKTREE OR THEIR AFFILIATES ARE OBLIGATED TO FILE AND HAVE NO PRESENT INTENTION OF FILING WITH ANY SECURITIES REGULATORY AUTHORITY IN CANADA ANY PROSPECTUS IN RESPECT OF THE SALE OR RESALE OF THE SHARES; AND

(K)
IT UNDERSTANDS AND ACKNOWLEDGES THAT IF, AS A RESULT OF ANY INFORMATION OR OTHER MATTER WHICH COMES TO THE ATTENTION OF THE FUND OR OAKTREE, ANY DIRECTOR, OFFICER OR EMPLOYEE OF THE FUND, OAKTREE OR THEIR PROFESSIONAL ADVISERS, KNOWS OR SUSPECTS THAT AN INVESTOR IS ENGAGED IN MONEY LAUNDERING, SUCH PERSON IS REQUIRED TO REPORT SUCH INFORMATION OR OTHER MATTER TO THE FINANCIAL TRANSACTIONS AND REPORTS ANALYSIS CENTRE OF CANADA (“FINTRAC”) AND SUCH REPORT SHALL NOT BE TREATED AS A BREACH OF ANY RESTRICTION UPON THE DISCLOSURE OF INFORMATION IMPOSED BY CANADIAN LAW OR OTHERWISE.

RESALE RESTRICTIONS
THE DISTRIBUTION OF THE SHARES IN ALBERTA, BRITISH COLUMBIA, ONTARIO, NOVA SCOTIA, QUEBEC AND SASKATCHEWAN IS BEING MADE ON A PRIVATE PLACEMENT BASIS IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS IN SUCH JURISDICTIONS. AS A CONSEQUENCE, CERTAIN PROTECTIONS, RIGHTS AND REMEDIES PROVIDED BY SUCH SECURITIES LAWS WILL NOT BE AVAILABLE TO PURCHASERS IN CANADA. THE SHARES WILL BE SUBJECT TO RESTRICTIONS ON TRANSFER AND RESALE IN CANADA UNTIL SUCH TIME AS:

(A)	THE APPROPRIATE “RESTRICTED PERIODS” HAVE BEEN SATISFIED;

(B)	A FURTHER STATUTORY EXEMPTION IS RELIED UPON BY THE PURCHASER;

(C)	AN APPROPRIATE DISCRETIONARY ORDER IS OBTAINED PURSUANT TO THE APPLICABLE SECURITIES LAWS; OR

(D)	A FINAL RECEIPT IS ISSUED BY THE RELEVANT SECURITIES REGULATORY AUTHORITY FOR A PROSPECTUS PREPARED WITH RESPECT TO DISTRIBUTION OF SHARES.
PLEASE NOTE THAT THE FUND IS NOT A REPORTING ISSUER IN ANY CANADIAN JURISDICTION, THE APPLICABLE RESTRICTED PERIOD MAY NEVER EXPIRE AND, IF NO FURTHER STATUTORY EXEMPTION MAY BE RELIED UPON, IF NO DISCRETIONARY ORDER IS OBTAINED, OR NO PROSPECTUS ISSUED FOR WHICH A RECEIPT IS OBTAINED, THIS COULD RESULT IN A PURCHASER HAVING TO HOLD THE SHARES FOR AN INDEFINITE PERIOD OF TIME. THE FUND, OAKTREE OR THEIR AFFILIATES ARE NOT IN ANY MANNER RESPONSIBLE FOR ENSURING COMPLIANCE BY PURCHASERS WITH ANY RESALE RESTRICTIONS. PURCHASERS OF SHARES ARE ADVISED TO SEEK LEGAL ADVICE PRIOR TO ANY RESALE OF SHARES.
ENFORCEMENT OF LEGAL RIGHTS
ALL OF THE FUND, OAKTREE AND THEIR RESPECTIVE MEMBERS, PARTNERS, DIRECTORS , TRUSTEES AND OFFICERS MAY BE LOCATED OUTSIDE CANADA AND, AS A RESULT, IT MAY NOT BE POSSIBLE FOR CANADIAN PURCHASERS TO EFFECT SERVICE OF PROCESS WITHIN CANADA UPON FUND, OAKTREE OR THEIR RESPECTIVE MEMBERS, PARTNERS, DIRECTORS, TRUSTEES OR OFFICERS.
ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE FUND, OAKTREE OR THEIR RESPECTIVE MEMBERS, PARTNERS, DIRECTORS, TRUSTEES AND OFFICERS MAY BE LOCATED OUTSIDE CANADA AND, AS A RESULT, IT MAY NOT BE POSSIBLE TO SATISFY A JUDGMENT AGAINST THE FUND, OAKTREE, OR SUCH PERSONS IN CANADA OR TO ENFORCE A JUDGMENT OBTAINED IN CANADIAN COURTS AGAINST THE FUND, OAKTREE OR THEIR RESPECTIVE MEMBERS, PARTNERS, DIRECTORS, TRUSTEES AND OFFICERS OUTSIDE CANADA.
STATUTORY RIGHTS OF ACTION
SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY SUPPLEMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISER. THE SHARES MAY BE SOLD ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT
45-106
PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT
31-103
REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE SECURITIES MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.
ONTARIO
PURCHASERS IN ONTARIO TO WHOM THIS PROSPECTUS IS DELIVERED AND WHO PURCHASE SHARES IN RELIANCE ON THE PROSPECTUS EXEMPTION PROVIDED BY SECTION 2.3 OF
NI 45 - 106
ARE HEREBY GRANTED THE FOLLOWING RIGHTS.

IN THE EVENT THAT THIS PROSPECTUS OR ANY AMENDMENT THERETO DELIVERED TO A PURCHASER OF SHARES IN ONTARIO CONTAINS AN UNTRUE STATEMENT OF A MATERIAL FACT (MEANING A FACT THAT WOULD REASONABLY BE EXPECTED TO HAVE A SIGNIFICANT EFFECT ON THE MARKET PRICE OR VALUE OF THE SHARES), OR OMITS TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY IN ORDER TO MAKE ANY STATEMENT THEREIN NOT MISLEADING IN THE LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE (HEREINAFTER CALLED A “MISREPRESENTATION”) AND IT WAS A MISREPRESENTATION AT THE TIME OF PURCHASE, THE PURCHASER WILL BE DEEMED TO HAVE RELIED UPON THE MISREPRESENTATION AND WILL, SUBJECT AS HEREINAFTER PROVIDED, HAVE A RIGHT OF ACTION AGAINST THE FUND FOR DAMAGES, OR, WHILE STILL THE OWNER OF THE SHARES PURCHASED BY THAT PURCHASER, FOR RESCISSION, IN WHICH CASE, IF THE PURCHASER ELECTS TO EXERCISE THE RIGHT OF RESCISSION, THE PURCHASER WILL HAVE NO RIGHT OF ACTION FOR DAMAGES AGAINST THE FUND,
PROVIDED
THAT:

(A)
THE RIGHT OF ACTION FOR RESCISSION WILL BE EXERCISABLE BY A PURCHASER ONLY IF THE PURCHASER GIVES NOTICE TO THE FUND NOT LATER THAN 180 DAYS AFTER THE DATE OF THE TRANSACTION THAT GAVE RISE TO THE CAUSE OF ACTION;

(B)
THE RIGHT OF ACTION FOR DAMAGES OR ANY ACTION OTHER THAN THE RIGHT OF ACTION FOR RESCISSION WILL BE EXERCISABLE BY A PURCHASER ONLY IF THE PURCHASER GIVES NOTICE TO THE FUND NOT LATER THAN THE EARLIER OF (
I
) 180 DAYS AFTER THE PURCHASER HAD KNOWLEDGE OF THE FACTS GIVING RISE TO THE CAUSE OF ACTION OR (
II
) THREE YEARS AFTER THE DATE OF THE TRANSACTION THAT GAVE RISE TO THE CAUSE OF ACTION;

(C)	THE FUND WILL NOT BE LIABLE IF IT PROVES THAT THE PURCHASER PURCHASED THE SHARES WITH KNOWLEDGE OF THE MISREPRESENTATION;

(D)
IN THE CASE OF AN ACTION FOR DAMAGES, THE FUND WILL NOT BE LIABLE FOR ALL OR ANY PORTION OF THE DAMAGES THAT IT PROVES DOES NOT REPRESENT THE DEPRECIATION IN VALUE OF THE SHARES AS A RESULT OF THE MISREPRESENTATION RELIED UPON; AND

(E)	IN NO CASE WILL THE AMOUNT RECOVERABLE IN ANY ACTION EXCEED THE PRICE AT WHICH THE SHARES WERE SOLD TO THE PURCHASER.
THE STATUTORY RIGHTS OF RESCISSION AND DAMAGES SUMMARIZED ABOVE DO NOT APPLY TO A PURCHASER WHO PURCHASES SHARES IN RELIANCE ON THE PROSPECTUS EXEMPTION PROVIDED BY SECTION 2.3 OF NI 45 106, IF THE PURCHASER IS: (
I
) A CANADIAN FINANCIAL INSTITUTION OR A SCHEDULE III BANK, (
II
) THE BUSINESS DEVELOPMENT BANK OF CANADA OR (
III
) A SUBSIDIARY OF ANY PERSON REFERRED TO IN ITEMS (I) AND (II), IF THE PERSON OWNS ALL THE VOTING SECURITIES REQUIRED BY LAW TO BE OWNED BY DIRECTORS OF THAT SUBSIDIARY.
NOVA SCOTIA
WHERE THIS PROSPECTUS OR ANY AMENDMENT HERETO OR ANY ADVERTISING OR SALES LITERATURE (AS DEFINED IN THE
SECURITIES ACT
(NOVA SCOTIA)) CONTAINS A MISREPRESENTATION, AN INVESTOR IN NOVA SCOTIA TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED AND WHO PURCHASES SHARES SHALL BE DEEMED TO HAVE RELIED UPON SUCH MISREPRESENTATION IF IT WAS A MISREPRESENTATION AT THE TIME OF PURCHASE AND THE INVESTOR HAS A RIGHT OF ACTION FOR DAMAGES AGAINST THE FUND AND, SUBJECT TO CERTAIN ADDITIONAL DEFENSES, AGAINST THE TRUSTEES OR DIRECTORS OF THE FUND, THE ADVISER, THE MANAGER OF THE ADVISER AND THE DIRECTORS OF THE MANAGER OF THE

ADVISER, BUT MAY ELECT TO EXERCISE A RIGHT OF RESCISSION AGAINST THE FUND, THE ADVISER, THE MANAGER OF THE ADVISER AND THE DIRECTORS OF THE MANAGER OF THE ADVISER AND/OR THE FUND TRUSTEES, AS APPLICABLE, IN WHICH CASE THE INVESTOR SHALL HAVE NO RIGHT OF ACTION FOR DAMAGES AGAINST THE FUND, THE ADVISER, THE MANAGER OF THE ADVISER AND THE DIRECTORS OF THE MANAGER OF THE ADVISER AND/OR THE FUND TRUSTEES, AS APPLICABLE,
PROVIDED
THAT, AMONG OTHER LIMITATIONS:

(A)	IN AN ACTION FOR RESCISSION OR DAMAGES, THE DEFENDANT WILL NOT BE LIABLE IF IT PROVES THAT THE INVESTOR PURCHASED THE SHARES WITH KNOWLEDGE OF THE MISREPRESENTATION;

(B)
IN AN ACTION FOR DAMAGES, THE DEFENDANT IS NOT LIABLE FOR ALL OR ANY PORTION OF THE DAMAGES THAT IT PROVES DO NOT REPRESENT THE DEPRECIATION IN VALUE OF THE SHARES AS A RESULT OF THE MISREPRESENTATION RELIED UPON; AND

(C)	IN NO CASE SHALL THE AMOUNT RECOVERABLE UNDER THE RIGHT OF ACTION DESCRIBED HEREIN EXCEED THE PRICE AT WHICH THE SHARES WERE OFFERED.
IN ADDITION, NO PERSON OR COMPANY OTHER THAN THE FUND IS LIABLE IF THE PERSON OR COMPANY PROVES THAT:

(A)
THIS PROSPECTUS OR ANY AMENDMENT TO THIS PROSPECTUS WAS SENT OR DELIVERED TO THE INVESTOR WITHOUT THE PERSON’S OR COMPANY’S KNOWLEDGE OR CONSENT AND THAT, ON BECOMING AWARE OF ITS DELIVERY, THE PERSON OR COMPANY GAVE REASONABLE GENERAL NOTICE THAT IT WAS DELIVERED WITHOUT THE PERSON’S OR COMPANY’S KNOWLEDGE OR CONSENT;

(B)
AFTER DELIVERY OF THIS PROSPECTUS OR ANY AMENDMENT TO THIS PROSPECTUS AND BEFORE THE PURCHASE OF THE SHARES BY THE INVESTOR, ON BECOMING AWARE OF ANY MISREPRESENTATION IN THIS PROSPECTUS, OR ANY AMENDMENT TO THIS PROSPECTUS, THE PERSON OR COMPANY WITHDREW THE PERSON’S OR COMPANY’S CONSENT TO THIS PROSPECTUS, OR ANY AMENDMENT TO THIS PROSPECTUS, AND GAVE REASONABLE GENERAL NOTICE OF THE WITHDRAWAL AND THE REASON FOR IT; OR

(C)
WITH RESPECT TO ANY PART OF THIS PROSPECTUS OR ANY AMENDMENT TO THIS PROSPECTUS PURPORTING (
I
) TO BE MADE ON THE AUTHORITY OF AN EXPERT OR (
II
) TO BE A COPY OF, OR AN EXTRACT FROM, A REPORT, AN OPINION OR A STATEMENT OF AN EXPERT, THE PERSON OR COMPANY HAD NO REASONABLE GROUNDS TO BELIEVE AND DID NOT BELIEVE THAT (
1
) THERE HAD BEEN A MISREPRESENTATION OR (
2
) THE RELEVANT PART OF THIS PROSPECTUS OR ANY AMENDMENT TO THIS PROSPECTUS (
X
) DID NOT FAIRLY REPRESENT THE REPORT, OPINION OR STATEMENT OF THE EXPERT OR (
Y
) WAS NOT A FAIR COPY OF, OR AN EXTRACT FROM, THE REPORT, OPINION OR STATEMENT OF THE EXPERT.

FURTHERMORE NO PERSON OR COMPANY OTHER THAN THE FUND IS LIABLE WITH RESPECT TO ANY PART OF THIS PROSPECTUS OR ANY AMENDMENT TO THIS PROSPECTUS NOT PURPORTING (
A
) TO BE MADE ON THE AUTHORITY OF AN EXPERT; OR (
B
) TO BE A COPY OF, OR AN EXTRACT FROM, A REPORT, OPINION OR STATEMENT OF AN EXPERT, UNLESS THE PERSON OR COMPANY (
I
) FAILED TO CONDUCT A REASONABLE INVESTIGATION TO PROVIDE REASONABLE GROUNDS FOR A BELIEF THAT THERE HAD BEEN NO MISREPRESENTATION OR (
II
) BELIEVED THAT THERE HAD BEEN A MISREPRESENTATION.
IF A MISREPRESENTATION IS CONTAINED IN A RECORD INCORPORATED BY REFERENCE IN, OR DEEMED INCORPORATED INTO, THIS PROSPECTUS OR ANY AMENDMENT TO THIS PROSPECTUS, THE MISREPRESENTATION IS DEEMED TO BE CONTAINED IN THIS PROSPECTUS OR SUCH AMENDMENT TO THIS PROSPECTUS.

PURSUANT TO SECTION 146 OF THE SECURITIES ACT (NOVA SCOTIA), NO ACTION SHALL BE COMMENCED TO ENFORCE THE RIGHT OF ACTION CONFERRED BY SECTION 138 THEREOF UNLESS AN ACTION IS COMMENCED TO ENFORCE THAT RIGHT NOT LATER THAN 120 DAYS AFTER THE DATE ON WHICH PAYMENT WAS MADE FOR THE SHARES OR AFTER THE DATE ON WHICH THE INITIAL PAYMENT FOR THE SHARES WAS MADE WHERE PAYMENTS SUBSEQUENT TO THE INITIAL PAYMENT ARE MADE PURSUANT TO A CONTRACTUAL COMMITMENT ASSUMED PRIOR TO, OR CONCURRENTLY WITH, THE INITIAL PAYMENT.
SASKATCHEWAN
IN THE EVENT THAT THIS PROSPECTUS OR ANY AMENDMENT THERETO DELIVERED TO A PURCHASER OF SHARES CONTAINS A MISREPRESENTATION (AS DEFINED IN SECTION 138 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN), AS AMENDED (THE “SASKATCHEWAN ACT”)), THE SASKATCHEWAN ACT PROVIDES THAT A PURCHASER OF SHARES COVERED BY THIS PROSPECTUS OR ANY AMENDMENT TO IT IS DEEMED TO HAVE RELIED UPON THAT MISREPRESENTATION, IF IT WAS A MISREPRESENTATION AT THE TIME OF PURCHASE, AND HAS A RIGHT OF ACTION FOR RESCISSION AGAINST THE FUND AND HAS A RIGHT OF ACTION FOR DAMAGES AGAINST:

(A)	THE FUND;

(B)	EVERY PROMOTER AND DIRECTOR OF THE FUND, AS THE CASE MAY BE, AT THE TIME THIS PROSPECTUS OR ANY AMENDMENT TO IT WAS SENT OR DELIVERED;

(C)	EVERY PERSON OR COMPANY WHOSE CONSENT HAS BEEN FILED RESPECTING THE OFFERING, BUT ONLY WITH RESPECT TO REPORTS, OPINIONS OR STATEMENTS THAT HAVE BEEN MADE BY THEM;

(D)	EVERY PERSON WHO OR COMPANY THAT, IN ADDITION TO THE PERSONS OR COMPANIES MENTIONED IN (A) TO (C) ABOVE, SIGNED THIS PROSPECTUS OR THE AMENDMENT THERETO; AND

(E)	EVERY PERSON WHO OR COMPANY THAT SELLS SHARES UNDER THE PROSPECTUS OR THE AMENDMENT THERETO.
SUCH RIGHTS OF RESCISSION AND DAMAGES ARE SUBJECT TO CERTAIN LIMITATIONS INCLUDING THE FOLLOWING:

(A)	IF THE PURCHASER ELECTS TO EXERCISE ITS RIGHT OF RESCISSION AGAINST THE FUND, IT SHALL HAVE NO RIGHT OF ACTION FOR DAMAGES AGAINST THAT PARTY;

(B)
IN AN ACTION FOR DAMAGES, A DEFENDANT WILL NOT BE LIABLE FOR ALL OR ANY PORTION OF THE DAMAGES THAT HE, SHE OR IT PROVES DO NOT REPRESENT THE DEPRECIATION IN VALUE OF THE SHARES RESULTING FROM THE MISREPRESENTATION RELIED ON;

(C)
NO PERSON OR COMPANY, OTHER THAN THE FUND, WILL BE LIABLE FOR ANY PART OF THIS PROSPECTUS OR ANY AMENDMENT TO IT NOT PURPORTING TO BE MADE ON THE AUTHORITY OF AN EXPERT AND NOT PURPORTING TO BE A COPY OF, OR AN EXTRACT FROM, A REPORT, OPINION OR STATEMENT OF AN EXPERT, UNLESS THE PERSON OR COMPANY FAILED TO CONDUCT A REASONABLE INVESTIGATION SUFFICIENT TO PROVIDE REASONABLE GROUNDS FOR A BELIEF THAT THERE HAD BEEN NO MISREPRESENTATION OR BELIEVED THAT THERE HAD BEEN A MISREPRESENTATION;

(D)	IN NO CASE SHALL THE AMOUNT RECOVERABLE EXCEED THE PRICE AT WHICH THE SHARES WERE OFFERED; AND

(E)	NO PERSON OR COMPANY IS LIABLE IN AN ACTION FOR RESCISSION OR DAMAGES IF THAT PERSON OR COMPANY PROVES THAT THE PURCHASER PURCHASED THE SHARES WITH KNOWLEDGE OF THE MISREPRESENTATION.
IN ADDITION, NO PERSON OR COMPANY, OTHER THAN THE FUND, WILL BE LIABLE IF THE PERSON OR COMPANY PROVES THAT:

(A)
THIS PROSPECTUS OR ANY AMENDMENT TO IT WAS SENT OR DELIVERED WITHOUT THE PERSON’S OR COMPANY’S KNOWLEDGE OR CONSENT AND THAT, ON BECOMING AWARE OF IT BEING SENT OR DELIVERED, THAT PERSON OR COMPANY GAVE REASONABLE GENERAL NOTICE THAT IT WAS SO SENT OR DELIVERED; OR

(B)
WITH RESPECT TO ANY PART OF THIS PROSPECTUS OR ANY AMENDMENT TO IT PURPORTING TO BE MADE ON THE AUTHORITY OF AN EXPERT, OR PURPORTING TO BE A COPY OF, OR AN EXTRACT FROM, A REPORT, AN OPINION OR A STATEMENT OF AN EXPERT, THAT PERSON OR COMPANY HAD NO REASONABLE GROUNDS TO BELIEVE AND DID NOT BELIEVE THAT THERE HAD BEEN A MISREPRESENTATION, THE PART OF THE PROSPECTUS OR ANY AMENDMENT TO IT DID NOT FAIRLY REPRESENT THE REPORT, OPINION OR STATEMENT OF THE EXPERT, OR WAS NOT A FAIR COPY OF, OR AN EXTRACT FROM, THE REPORT, OPINION OR STATEMENT OF THE EXPERT.

NOT ALL DEFENSES UPON WHICH THE FUND OR OTHERS MAY RELY ARE DESCRIBED HEREIN. PLEASE REFER TO THE FULL TEXT OF THE SASKATCHEWAN ACT FOR A COMPLETE LISTING.
SIMILAR RIGHTS OF ACTION FOR DAMAGES AND RESCISSION ARE PROVIDED IN SECTION 138.1 OF THE SASKATCHEWAN ACT IN RESPECT OF A MISREPRESENTATION IN ADVERTISING AND SALES LITERATURE DISSEMINATED IN CONNECTION WITH AN OFFERING OF SHARES.
SECTION 138.2 OF THE SASKATCHEWAN ACT ALSO PROVIDES THAT WHERE AN INDIVIDUAL MAKES A VERBAL STATEMENT TO A PROSPECTIVE PURCHASER THAT CONTAINS A MISREPRESENTATION RELATING TO SHARES AND THE VERBAL STATEMENT IS MADE EITHER BEFORE OR CONTEMPORANEOUSLY WITH THE PURCHASE OF THE SHARES, THE PURCHASER IS DEEMED TO HAVE RELIED ON THE MISREPRESENTATION, IF IT WAS A MISREPRESENTATION AT THE TIME OF PURCHASE, AND HAS A RIGHT OF ACTION FOR DAMAGES AGAINST THE INDIVIDUAL WHO MADE THE VERBAL STATEMENT.
SECTION 141(1) OF THE SASKATCHEWAN ACT PROVIDES A PURCHASER WITH THE RIGHT TO VOID THE PURCHASE AGREEMENT AND TO RECOVER ALL MONEY AND OTHER CONSIDERATION PAID BY THE PURCHASER FOR SHARES IF THE SHARES ARE SOLD IN CONTRAVENTION OF THE SASKATCHEWAN ACT, THE REGULATIONS TO THE SASKATCHEWAN ACT OR A DECISION OF THE SASKATCHEWAN FINANCIAL SERVICES COMMISSION.
SECTION 141(2) OF THE SASKATCHEWAN ACT ALSO PROVIDES A RIGHT OF ACTION FOR RESCISSION OR DAMAGES TO A PURCHASER OF SHARES TO WHOM A PROSPECTUS OR ANY AMENDMENT TO IT WAS NOT SENT OR DELIVERED PRIOR TO OR AT THE SAME TIME AS THE PURCHASER ENTERS INTO AN AGREEMENT TO PURCHASE THE SECURITIES, AS REQUIRED BY SECTION 80.1 OF THE SASKATCHEWAN ACT.
THE RIGHTS OF ACTION FOR DAMAGES OR RESCISSION UNDER THE SASKATCHEWAN ACT ARE IN ADDITION TO AND DO NOT DEROGATE FROM ANY OTHER RIGHT WHICH A PURCHASER MAY HAVE AT LAW.

SECTION 147 OF THE SASKATCHEWAN ACT PROVIDES THAT NO ACTION SHALL BE COMMENCED TO ENFORCE ANY OF THE FOREGOING RIGHTS MORE THAN:

(A)	IN THE CASE OF AN ACTION FOR RESCISSION, 180 DAYS AFTER THE DATE OF THE TRANSACTION THAT GAVE RISE TO THE CAUSE OF ACTION; OR

(B)	IN THE CASE OF ANY OTHER ACTION, OTHER THAN AN ACTION FOR RESCISSION, THE EARLIER OF:

(I)	ONE YEAR AFTER THE PLAINTIFF FIRST HAD KNOWLEDGE OF THE FACTS GIVING RISE TO THE CAUSE OF ACTION; AND

(II)	SIX YEARS AFTER THE DATE OF THE TRANSACTION THAT GAVE RISE TO THE CAUSE OF ACTION.
THE SASKATCHEWAN ACT ALSO PROVIDES THAT A PURCHASER OF SHARES WHO HAS RECEIVED AN AMENDED PROSPECTUS DELIVERED IN ACCORDANCE WITH SUBSECTION 80.1(3) OF THE SASKATCHEWAN ACT HAS A RIGHT TO WITHDRAW FROM THE AGREEMENT TO PURCHASE THE SHARES BY DELIVERING A NOTICE TO THE FUND INDICATING THE PURCHASER’S INTENTION NOT TO BE BOUND BY THE PURCHASE AGREEMENT, PROVIDED SUCH NOTICE IS DELIVERED BY THE PURCHASER WITHIN TWO BUSINESS DAYS OF RECEIVING THE AMENDED PROSPECTUS.
THE FOREGOING SUMMARY IS SUBJECT TO THE EXPRESS PROVISIONS OF THE SECURITIES LEGISLATION OF ALBERTA, BRITISH COLUMBIA, ONTARIO, NOVA SCOTIA, QUEBEC AND SASKATCHEWAN, AS AMENDED, AND THE RULES, REGULATIONS AND OTHER INSTRUMENTS THEREUNDER, AND REFERENCE IS MADE TO THE COMPLETE TEXT OF SUCH PROVISIONS CONTAINED THEREIN
.
EACH PURCHASER SHOULD REFER TO PROVISIONS OF THE APPLICABLE SECURITIES LEGISLATION FOR THE PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISER
.
THE STATUTORY RIGHTS DISCUSSED ABOVE ARE IN ADDITION TO AND WITHOUT DEROGATION FROM ANY OTHER RIGHT THE PURCHASER MAY HAVE AT LAW AND ARE SUBJECT TO CERTAIN STATUTORY DEFENSES.
COLLECTION OF PERSONAL INFORMATION
EACH PURCHASER OF SHARES IN CANADA ACKNOWLEDGES THAT ITS NAME AND OTHER SPECIFIED INFORMATION, INCLUDING INFORMATION PERTAINING TO THE SHARES ACQUIRED BY SUCH PURCHASER, MAY BE DISCLOSED TO CANADIAN SECURITIES REGULATORY AUTHORITIES AND BECOME AVAILABLE TO THE PUBLIC IN ACCORDANCE WITH THE REQUIREMENTS OF APPLICABLE CANADIAN SECURITIES LAWS. EACH PURCHASER OF SHARES CONSENTS TO THE COLLECTION, USE AND DISCLOSURE OF SUCH INFORMATION.
ONTARIO PERSONAL INFORMATION AUTHORIZATION
EACH PURCHASER OF SHARES RESIDENT IN ONTARIO HEREBY AUTHORIZES:

(A)
THE FILING BY THE FUND WITH THE ONTARIO SECURITIES COMMISSION AND EACH OTHER PROVINCIAL SECURITIES REGULATORY AUTHORITY (THE “REGULATOR”) OF THE INFORMATION (THE “INFORMATION”) WITH RESPECT TO ITS NAME, ADDRESS, TELEPHONE NUMBER, AGGREGATE PURCHASE PRICE, AND TYPE OF SECURITIES PURCHASED, WHICH IS BEING COLLECTED FOR THE PURPOSE OF THE ADMINISTRATION AND ENFORCEMENT OF SECURITIES LEGISLATION; AND

(B)	THE INDIRECT COLLECTION OF THE INFORMATION BY THE REGULATOR.

EACH PURCHASER OF SHARES IN ONTARIO FURTHER CONFIRMS THAT IT HAS BEEN NOTIFIED BY THE FUND:

(A)	THAT THE FUND WILL BE DELIVERING THE INFORMATION TO THE REGULATOR;

(B)	THAT SUCH INFORMATION IS BEING COLLECTED INDIRECTLY BY THE REGULATOR UNDER THE AUTHORITY GRANTED TO IT IN SECURITIES LEGISLATION;

(C)	THAT SUCH INFORMATION IS BEING COLLECTED FOR THE PURPOSE OF THE ADMINISTRATION AND ENFORCEMENT OF SECURITIES LEGISLATION; AND

(D)
THAT THE TITLE, BUSINESS ADDRESS AND BUSINESS TELEPHONE NUMBER OF THE PUBLIC OFFICIAL IN THE PROVINCE OF ONTARIO WHO CAN ANSWER QUESTIONS ABOUT THE REGULATOR’S INDIRECT COLLECTION OF THE INFORMATION IS AS FOLLOWS:

ADMINISTRATIVE SUPPORT CLERK
ONTARIO SECURITIES COMMISSION
SUITE 1903, BOX 55
20 QUEEN STREET WEST
TORONTO, ONTARIO M5H 3S8
TELEPHONE:
(416) 593-3684
LANGUAGE OF DOCUMENTS
UPON RECEIPT OF THIS PROSPECTUS, EACH CANADIAN INVESTOR HEREBY CONFIRMS THAT IT HAS EXPRESSLY REQUESTED THAT ALL DOCUMENTS EVIDENCING OR RELATING IN ANY WAY TO THE SALE OF THE SHARES (INCLUDING FOR GREATER CERTAINTY ANY PURCHASER CONFIRMATION OR ANY NOTICE) BE DRAWN UP IN THE ENGLISH LANGUAGE ONLY.
PAR LA RÉCEPTION DE CE DOCUMENT, CHAQUE INVESTISSEUR CANADIEN CONFIRME PAR LES PRÉSENTES QU’IL A EXPRESSÉMENT EXIGÉ QUE TOUS LES DOCUMENTS FAISANT FOI OU SE RAPPORTANT DE QUELQUE MANIÈRE QUE CE SOIT À LA VENTE DES VALEURS MOBILIÈRES DÉCRITES AUX PRÉSENTES
(INCLUANT,
POUR PLUS DE CERTITUDE, TOUTE CONFIRMATION D’ACHAT OU TOUT AVIS
)
SOIENT RÉDIGÉS EN ANGLAIS SEULEMENT.
CAYMAN ISLANDS
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR INVITATION TO THE PUBLIC IN THE CAYMAN ISLANDS TO SUBSCRIBE FOR SHARES. THE FUND SHALL NOT UNDERTAKE BUSINESS WITH THE PUBLIC OF THE CAYMAN ISLANDS OTHER THAN INSOFAR AS MAY BE NECESSARY FOR THE CARRYING ON OF THE BUSINESS OF THE FUND OUTSIDE OF THE CAYMAN ISLANDS.
CHILE
THE FUND IS NOT, AND THE SHARES ARE NOT, REGISTERED IN THE REGISTRY OF OFFSHORE SECURITIES (
EL REGISTRO DE VALORES EXTRANJEROS
), AND NEITHER THE FUND NOR THE SHARES ARE SUBJECT TO THE SUPERVISION OF THE CHILEAN COMMISSION FOR THE FINANCIAL MARKET (COMISIÓN PARA EL MERCADO FINANCIERO OR “CMF”) OR THE SECURITIES AND INSURANCE SUPERVISORY AUTHORITY OF CHILE (
LA SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE
). THIS PROSPECTUS AND OTHER OFFERING MATERIALS RELATING TO THE OFFER OF THE SHARES ARE NOT REGISTERED IN THE SECURITIES REGISTRY (
REGISTRO DE VALORES
) OR THE REGISTRY OF OFFSHORE SECURITIES (
EL REGISTRO DE VALORES EXTRANJEROS
), ARE NOT SUBJECT TO THE OVERSIGHT OF CMF AND DO NOT CONSTITUTE A PUBLIC OFFER OF, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE, THE SHARES IN THE REPUBLIC OF CHILE, OTHER THAN TO INDIVIDUALLY IDENTIFIED PURCHASERS PURSUANT TO A PRIVATE OFFERING WITHIN THE MEANING OF ARTICLE 4 OF THE CHILEAN

SECURITIES ACT (
LA LEY DEL MERCADO DE VALORES
) (AN OFFER THAT IS NOT “ADDRESSED TO THE PUBLIC AT LARGE OR TO A CERTAIN SECTOR OR SPECIFIC GROUP OF THE PUBLIC”). FOR THE AVOIDANCE OF DOUBT, THERE IS NO OBLIGATION BY THE FUND TO MAKE PUBLICLY AVAILABLE INFORMATION ABOUT THE SHARES IN CHILE.
COLOMBIA
THIS PROSPECTUS DOES NOT CONSTITUTE AN INVITATION TO INVEST OR A PUBLIC OFFER IN THE REPUBLIC OF COLOMBIA AND IS NOT GOVERNED BY COLOMBIAN LAW. THE SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL REGISTER OF SECURITIES AND ISSUERS (
EL REGISTRO NACIONAL DE VALORES Y EMISORES
) MAINTAINED BY THE FINANCIAL SUPERVISORY AUTHORITY OF COLOMBIA (
LA SUPERINTENDENCIA FINANCIERA DE COLOMBIA
) AND WILL NOT BE LISTED ON THE COLOMBIAN STOCK EXCHANGE (
LA BOLSA DE VALORES DE COLOMBIA
). THE SHARES ARE BEING OFFERED UNDER CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OF SECURITIES UNDER APPLICABLE COLOMBIAN SECURITIES LAWS AND REGULATIONS. THE OFFER OF THE SHARES IS ADDRESSED TO FEWER THAN ONE HUNDRED SPECIFICALLY IDENTIFIED INVESTORS. ACCORDINGLY, THE SHARES MAY NOT BE MARKETED, OFFERED, SOLD OR NEGOTIATED IN COLOMBIA, EXCEPT UNDER CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OF SECURITIES UNDER APPLICABLE COLOMBIAN SECURITIES LAWS AND REGULATIONS. THIS PROSPECTUS IS PROVIDED AT THE REQUEST OF THE ADDRESSEE FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE A SOLICITATION. THE SHARES MAY NOT BE PROMOTED OR MARKETED IN COLOMBIA OR TO COLOMBIAN RESIDENTS UNLESS SUCH PROMOTION AND MARKETING IS CARRIED OUT IN COMPLIANCE WITH DECREE 2555 OF 2010 AND OTHER APPLICABLE RULES AND REGULATIONS RELATED TO THE PROMOTION OF FOREIGN FINANCIAL AND SECURITIES RELATED PRODUCTS OR SERVICES IN COLOMBIA.
COLOMBIAN ELIGIBLE INVESTORS ACKNOWLEDGE THAT THE SHARES (
A
) ARE NOT FINANCIAL PRODUCTS, (
B
) ARE TRANSFERABLE ONLY IN ACCORDANCE WITH TERMS OF THE FUND’S CONSTITUTIONAL DOCUMENTS AND (
C
) DO NOT OFFER ANY PRINCIPAL PROTECTION.
COLOMBIAN ELIGIBLE INVESTORS ACKNOWLEDGE COLOMBIAN LAWS AND REGULATIONS (IN PARTICULAR, FOREIGN EXCHANGE, SECURITIES AND TAX REGULATIONS) APPLICABLE TO ANY TRANSACTION OR INVESTMENT CONSUMMATED IN CONNECTION WITH AN INVESTMENT IN THE FUND, AND REPRESENT THAT THEY ARE THE SOLE LIABLE PARTY FOR FULL COMPLIANCE WITH ANY SUCH LAWS AND REGULATIONS. IN ADDITION, COLOMBIAN INVESTORS ACKNOWLEDGE AND AGREE THAT THE FUND WILL NOT HAVE ANY RESPONSIBILITY, LIABILITY OR OBLIGATION IN CONNECTION WITH ANY CONSENT, APPROVAL, FILING, PROCEEDING, AUTHORIZATION OR PERMISSION REQUIRED BY THE INVESTOR OR ANY ACTIONS TAKEN OR TO BE TAKEN BY THE INVESTOR IN CONNECTION WITH THE OFFER, SALE OR DELIVERY OF THE SHARES UNDER COLOMBIAN LAW.
COSTA RICA
THIS IS A PRIVATE PLACEMENT EXECUTED OUTSIDE THE COSTA RICAN TERRITORY, AND MUST BE RULED BY THE LAWS AND JURISDICTION OF DELAWARE. THE INVESTOR ACCEPTS THAT THE SECURITY OFFERED HAS NO NEGOTIATION MARKET AND MAY NOT BE OFFERED THROUGH ANY MEDIA OR ANY OTHER WAY OF PUBLICITY THAT COULD BE INTERPRETED BY THE COSTA RICAN GOVERNMENTAL AUTHORITIES AS A PUBLIC OFFER. FURTHERMORE, THE INVESTOR SPECIFICALLY UNDERSTANDS THE FOLLOWING: (A) THAT THE PRIVATE OFFERING IS NOT A PUBLIC OFFER AS PER THE COSTA RICAN SECURITIES LAW AND AS SUCH IT IS NOT AUTHORIZED BY SUGEVAL OR ANY OTHER LOCAL AUTHORITY, AND IS NOT SUBJECT TO ANY

REGULATORY, SUPERVISION OR SANCTION SCHEMES FROM THE SECURITIES LAW THAT APPLY TO PUBLIC OFFERINGS AND IS NOT REGISTERED IN THE NATIONAL SECURITIES AND INTERMEDIARIES REGISTRY; AND (B) AS A PRIVATE OFFERING, THE SHARES ARE BEING OFFERED ONLY TO SOPHISTICATED INVESTORS AND THE INVESTOR UNDERSTANDS THAT IT WILL NOT RECEIVE PERIODICAL INFORMATION AS PER INVESTMENT MUST BE RESOLVED UNDER THE LAWS OF THE JURISDICTION IN WHICH THE FUND IS ESTABLISHED OR OTHER JURISDICTION OUTSIDE OF COSTA RICA.
CROATIA
OAKTREE IS NOT LICENSED TO MANAGE ALTERNATIVE INVESTMENT FUNDS IN CROATIA OR TO MARKET THE SHARES DESCRIBED HEREIN TO POTENTIAL INVESTORS IN CROATIA. ACCORDINGLY, THE FUND WILL NOT BE MARKETED IN CROATIA NOR WILL OAKTREE OFFER SHARES TO INVESTORS LOCATED IN CROATIA. SHARES MAY BE SOLD TO INVESTORS LOCATED IN CROATIA EXCLUSIVELY UPON THEIR OWN EXPRESS REQUEST AND INITIATIVE.
CYPRUS
NO PUBLIC OFFERING OF SHARES IS BEING MADE TO INVESTORS RESIDENT IN CYPRUS. SHARES ARE BEING OFFERED ONLY TO A LIMITED NUMBER OF INSTITUTIONAL INVESTORS AND SOPHISTICATED INDIVIDUAL INVESTORS CAPABLE OF UNDERSTANDING THE RISKS OF THEIR INVESTMENT. THE CYPRUS SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR OTHERWISE APPROVED OR AUTHORIZED THE OFFERING OF SHARES TO INVESTORS RESIDENT IN CYPRUS, AND THE PROTECTION MEASURES FOR RETAIL INVESTORS PROVIDED IN THE RELEVANT CYPRUS LEGISLATION DO NOT APPLY REGARDING THE FUND.
CZECH REPUBLIC
NO PUBLIC OFFER IS BEING MADE AND NO ONE HAS TAKEN ANY ACTION THAT WOULD, OR IS INTENDED TO, PERMIT A PUBLIC OFFERING OF THE SHARES TO BE MADE IN THE CZECH REPUBLIC. SUBJECT TO EXEMPTIONS THAT MAY BE AVAILABLE UNDER APPLICABLE LAW, SHARES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, AND NEITHER THIS PROSPECTUS NOR ANY OTHER OFFERING MATERIAL OR ADVERTISEMENT IN CONNECTION WITH THE SHARES MAY BE DISTRIBUTED OR PUBLISHED IN OR FROM THE CZECH REPUBLIC. THIS PROSPECTUS WILL NOT BE SUBMITTED FOR APPROVAL TO THE CZECH NATIONAL BANK, AND THE CZECH NATIONAL BANK HAS NOT APPROVED OR AUTHORIZED THE OFFERING OF SHARES TO INVESTORS RESIDENT IN THE CZECH REPUBLIC.
DENMARK
THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE FILED WITH OR APPROVED BY THE DANISH FINANCIAL SUPERVISORY AUTHORITY OR ANY OTHER REGULATORY AUTHORITY IN DENMARK, AND THE SHARES HAVE NOT BEEN AND ARE NOT INTENDED TO BE LISTED ON THE DANISH REGULATED MARKET.
CONSEQUENTLY, THIS PROSPECTUS MAY NOT BE MADE AVAILABLE AND THE SHARES MAY NOT BE MARKETED OR OFFERED FOR SALE DIRECTLY OR INDIRECTLY TO ANY NATURAL OR LEGAL PERSON IN DENMARK EXCEPT AS PERMITTED UNDER APPLICABLE RULES, INCLUDING BUT NOT LIMITED TO CONSOLIDATED ACT NO. 2015 OF 1 NOVEMBER 2021 ON MANAGERS OF ALTERNATIVE INVESTMENT FUNDS ETC. (AS AMENDED FROM TIME TO TIME) (THE “DANISH AIFM ACT”) IMPLEMENTING THE AIFM DIRECTIVE INTO DANISH LAW AND ANY EXECUTIVE ORDERS ISSUED PURSUANT THERETO.

AS SUCH THE FUND MAY NOT BE MARKETED, AND THIS PROSPECTUS MAY NOT BE SENT, TO INVESTORS IN DENMARK UNLESS (
I
) THE FUND HAS BEEN APPROVED FOR MARKETING IN DENMARK BY THE DANISH FINANCIAL SUPERVISORY AUTHORITY PURSUANT TO ARTICLE 42 OF THE AIFM DIRECTIVE, IN WHICH CASE THE SHARES MAY BE MARKETED TO PROFESSIONAL INVESTORS WITHIN THE MEANING OF THE DANISH AIFM ACT ONLY OR (
II
) SUCH MARKETING WAS INITIATED BY THE INVESTORS. THIS PROSPECTUS MUST NOT BE DISTRIBUTED TO, OR RELIED UPON BY, INVESTORS IN DENMARK IN ANY OTHER CIRCUMSTANCES.
DOMINICAN REPUBLIC
THE SHARES DISCUSSED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES MARKET LAW OF THE DOMINICAN REPUBLIC (LEY DE MERCADO DE VALORES DE LA REPÚBLICA DOMINICANA, NO.
19-00
DEL 8 DE MAYO DE 2000), AS THE SAME MAY BE AMENDED OR SUPERSEDED, AND INCLUDING ANY REGULATIONS PROMULGATED THEREUNDER (THE “DR SECURITIES LAWS”). SUCH SHARES MAY ONLY BE OFFERED OR SOLD IN THE DOMINICAN REPUBLIC PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE DR SECURITIES LAWS, AND THUS THE SHARES HAVE NOT BEEN OFFERED IN ANY PUBLIC MANNER IN THE DOMINICAN REPUBLIC. ACCORDINGLY, ANY PURCHASER OF THE SHARES UNDERSTANDS THAT THE SAME WILL NOT BE SUBJECT TO REGISTRATION BEFORE OR THE SUPERVISION OF THE DOMINICAN REPUBLIC SECURITIES SUPERINTENDENCE (SUPERINTENDENCIA DE SEGUROS DE LA REPÚBLICA DOMINICANA) OR ANY OTHER AUTHORITY IN THE DOMINICAN REPUBLIC.
DUBAI INTERNATIONAL FINANCIAL CENTRE
BY RECEIVING THIS PROSPECTUS, THE PERSON OR ENTITY TO WHOM IT HAS BEEN ISSUED UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT THIS PROSPECTUS, THE OFFERING AND THE SHARES RELATE TO THE FUND, WHICH IS A FOREIGN INVESTMENT FUND. THE FUND IS NOT SUBJECT TO ANY FORM OF REGULATION BY THE DUBAI INTERNATIONAL FINANCIAL CENTRE AUTHORITY (THE “DIFCA”) OR THE DUBAI FINANCIAL SERVICES AUTHORITY (THE “DFSA”). NONE OF THE FUND, THIS PROSPECTUS, THE OFFERING OR THE SHARES HAVE BEEN APPROVED, REGISTERED, RECOGNIZED OR LICENSED BY THE DIFC OR THE DFSA.
NEITHER THE DIFCA NOR THE DFSA HAS ANY RESPONSIBILITY FOR REVIEWING OR VERIFYING THIS PROSPECTUS OR ANY OTHER PROSPECTUS, DOCUMENT OR INFORMATION RELATING TO THE FUND. ACCORDINGLY, NEITHER THE DIFCA NOR THE DFSA HAS APPROVED THIS PROSPECTUS OR ANY OTHER RELATED DOCUMENT OR TAKEN ANY STEPS TO VERIFY THE INFORMATION SET OUT IN THIS PROSPECTUS AND HAS NO RESPONSIBILITY FOR IT.
THE SHARES MAY BE ILLIQUID AND SUBJECT TO RESTRICTIONS ON THEIR RESALE. PROSPECTIVE PURCHASERS OF THE SHARES SHOULD CONDUCT THEIR OWN DUE DILIGENCE ON THE SHARES.
IF YOU DO NOT UNDERSTAND THE CONTENTS OF THIS PROSPECTUS, YOU SHOULD CONSULT AN AUTHORIZED FINANCIAL ADVISER.
ECUADOR
THE FUND IS NOT MANAGED OR REPRESENTED BY A FUND MANAGEMENT COMPANY OR TRUST ADMINISTRATOR IN ECUADOR AND HAS NOT BEEN REGISTERED WITH OR APPROVED BY THE NATIONAL SECURITIES COUNCIL OR THE SUPERINTENDENCY OF COMPANIES, SECURITIES AND INSURANCE OF ECUADOR. THE SHARES ARE THEREFORE NOT ELIGIBLE FOR

ADVERTISING, PLACEMENT OR CIRCULATION IN ECUADOR. THE INFORMATION PROVIDED IN THIS PROSPECTUS IS NOT AN OFFER TO SELL, OR AN INVITATION TO MAKE AN OFFER TO PURCHASE, THE SHARES IN ECUADOR OR TO, OR FOR THE BENEFIT OF, ANY ECUADORIAN PERSON OR ENTITY. THIS PROSPECTUS MAY NOT BE DISTRIBUTED OR REPRODUCED, IN WHOLE OR IN PART, IN ECUADOR BY THE RECIPIENTS OF THIS PROSPECTUS. THIS PROSPECTUS HAS BEEN DISTRIBUTED ON THE UNDERSTANDING THAT ITS RECIPIENTS WILL ONLY PARTICIPATE IN THE ISSUE OF SHARES IN THE FUND OUTSIDE OF ECUADOR ON THEIR OWN ACCOUNT AND WILL UNDERTAKE NOT TO TRANSFER, DIRECTLY OR INDIRECTLY, SHARES IN THE FUND TO PERSONS OR ENTITIES IN ECUADOR.
EEA MEMBER STATES
THE SHARES IN THE FUND HAVE NOT BEEN REGISTERED IN OR OTHERWISE AUTHORIZED IN AN EEA MEMBER STATE FOR DISTRIBUTION, MARKETING, OFFERING OR PLACEMENT IN AN EEA MEMBER STATE. THE SHARES MAY NOT BE DISTRIBUTED, MARKETED, OFFERED OR PLACED TO INVESTORS DOMICILED IN ANY EEA MEMBER STATE, UNLESS THE DISTRIBUTION, MARKETING, OFFERING OR PLACEMENT OCCURS AT THE INITIATIVE OF THE INVESTOR. THIS PROSPECTUS, ANY OTHER DOCUMENT RELATING TO THE SHARES AND THE INFORMATION CONTAINED THEREIN, MAY ONLY BE USED IN CONNECTION WITH A DISTRIBUTION, MARKETING, OFFER OR PLACEMENT OF THE SHARES TO AN INVESTOR IN THE EEA IF THE DISTRIBUTION, MARKETING, OFFER OR PLACEMENT HAS OCCURRED AT THE INITIATIVE OF THE INVESTOR.
THE SHARES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE
MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY INVESTOR WITHIN THE MEANING OF THE SECOND MARKETS IN FINANCIAL INSTRUMENTS DIRECTIVE (2014/65/EU), AND THEREFORE NO KEY INFORMATION DOCUMENT (KID) IS REQUIRED TO BE PROVIDED TO INVESTORS IN ACCORDANCE WITH PACKAGED RETAIL AND INSURANCE-BASED INVESTMENT PRODUCTS REGULATION (NO 1286/2014) AND THE COMMISSION DELEGATE REGULATION (EU) 2017/653.
EL SALVADOR
THE RECIPIENT ACKNOWLEDGES THAT THIS PROSPECTUS HAS BEEN PREPARED AND DELIVERED UPON THE RECIPIENT’S REQUEST, ON A PRIVATE PLACEMENT BASIS.
ESTONIA
NO PUBLIC OFFER IS BEING MADE AND NO ONE HAS TAKEN ANY ACTION THAT WOULD, OR IS INTENDED TO, PERMIT A PUBLIC OFFERING OF SHARES TO BE MADE IN ESTONIA. SUBJECT TO EXEMPTIONS THAT MAY BE AVAILABLE UNDER APPLICABLE LAW, SHARES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, AND NEITHER THIS PROSPECTUS NOR ANY OTHER OFFERING MATERIAL OR ADVERTISEMENT IN CONNECTION WITH SHARES MAY BE DISTRIBUTED OR PUBLISHED IN OR FROM ESTONIA. THIS PROSPECTUS WILL NOT BE SUBMITTED FOR APPROVAL TO THE ESTONIAN FINANCIAL SUPERVISION AND RESOLUTION AUTHORITY AND THE ESTONIAN FINANCIAL SUPERVISION AND RESOLUTION AUTHORITY HAS NOT OTHERWISE APPROVED OR AUTHORIZED THE OFFERING OF SHARES TO INVESTORS RESIDENT IN ESTONIA.
FINLAND
IN FINLAND, THIS PROSPECTUS MAY BE PROVIDED SOLELY TO, AND SHARES MAY BE MADE AVAILABLE ONLY TO, FINNISH PROFESSIONAL CLIENTS (AS DEFINED IN DIRECTIVE 2014/65/EU AND IN THE FINNISH INVESTMENT SERVICES ACT (
SIJOITUSPALVELULAKI
14.12.2012/747, AS

AMENDED)). MARKETING OF SHARES TO FINNISH PROFESSIONAL INVESTORS HAS NOT BEEN NOTIFIED TO THE FINNISH FINANCIAL SUPERVISORY AUTHORITY
(“FIN-FSA”)
IN ACCORDANCE WITH THE FINNISH ACT ON ALTERNATIVE INVESTMENT FUND MANAGERS (
LAKI VAIHTOEHTORAHASTOJEN HOITAJISTA
, 7.3.2014/162, AS AMENDED, THE “AIFML”) AND EACH PROSPECTIVE FINNISH INVESTOR HAS APPROACHED OAKTREE ON ITS OWN EXCLUSIVE INITIATIVE.
OAKTREE IS NOT AUTHORISED OR REGISTERED IN FINLAND AS AN ALTERNATIVE INVESTMENT FUND MANAGER IN ACCORDANCE WITH THE AIFML. THE FUND IS NOT A UCITS FUND AND THEREFORE ITS MARKETING IS NOT SUBJECT TO THE PROVISIONS OF THE FINNISH ACT ON MUTUAL FUNDS (
SIJOITUSRAHASTOLAKI
, 22.2.2019/213, AS AMENDED, THE “MFA”), AND ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD ACKNOWLEDGE THAT THIS PROSPECTUS IS NOT A FUND PROSPECTUS AS MEANT IN THE MFA. FURTHERMORE, EVEN IF SHARES WERE TO BE CONSTRUED AS “SECURITIES” AS DEFINED IN THE EU PROSPECTUS REGULATION (EU) 2017/1129, THE OFFERING OF SHARES WOULD BE EXEMPTED FROM THE OBLIGATION TO PUBLISH A PROSPECTUS BY VIRTUE OF THE EXEMPTIONS UNDER ARTICLE 1(4) OF THE EU PROSPECTUS REGULATION. ACCORDINGLY, PROSPECTIVE INVESTORS MUST ACKNOWLEDGE THAT THIS PROSPECTUS IS NOT A PROSPECTUS WITHIN THE MEANING SET FORTH IN THE EU PROSPECTUS REGULATION.
PROSPECTIVE INVESTORS SHOULD ALSO NOTE THAT OAKTREE IS NOT AN INVESTMENT FIRM (
SIJOITUSPALVELUYRITYS
) WITHIN THE MEANING OF THE FINNISH INVESTMENT SERVICES ACT (
SIJOITUSPALVELULAKI
14.12.2012/747, AS AMENDED). ANY PROSPECTIVE INVESTORS SHOULD ACKNOWLEDGE THAT THEY WILL NOT BE TREATED AS CLIENTS OF PLACEMENT AGENTS (IF ANY) ENGAGED BY OAKTREE IN CONNECTION WITH THE PLACEMENT OF SHARES AND SUCH PLACEMENT AGENTS MAY NOT BE UNDER ANY DUTY TO SAFEGUARD THE INTERESTS OF PROSPECTIVE INVESTORS. FURTHERMORE, THE FUND IS NOT A PROPERTY FUND AS MEANT IN THE FINNISH ACT ON PROPERTY FUNDS (
KIINTEISTÖRAHASTOLAKI
, 19.12.1997/1173, AS AMENDED).
THIS PROSPECTUS HAS BEEN PREPARED FOR PRIVATE INFORMATION PURPOSES ONLY AND IT MAY NOT BE USED FOR, AND SHALL NOT BE DEEMED, A PUBLIC OFFERING OF SHARES. THIS PROSPECTUS IS STRICTLY FOR PRIVATE USE BY ITS HOLDER AND MAY NOT BE PASSED ON TO THIRD PARTIES OR OTHERWISE DISTRIBUTED PUBLICLY. THE
FIN-FSA
HAS NEITHER REVIEWED THE DISCLOSURES MADE IN THIS PROSPECTUS OR ANY ACCOMPANYING SUPPLEMENT NOR DETERMINED THAT SUCH DISCLOSURES ARE ACCURATE OR ADEQUATE.
FRANCE
THIS PROSPECTUS (INCLUDING ANY AMENDMENT, SUPPLEMENT, OR REPLACEMENT THERETO) IS NOT BEING DISTRIBUTED IN THE CONTEXT OF A PUBLIC OFFERING IN FRANCE WITHIN THE MEANING OF ARTICLE L.
411-1
OF THE FRENCH MONETARY AND FINANCIAL CODE (
CODE MONÉTAIRE ET FINANCIER
). THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE SUBMITTED TO THE FRENCH
AUTORITÉ DES MARCHÉS FINANCIERS
(“AMF”) FOR APPROVAL IN FRANCE AND ACCORDINGLY MAY NOT AND WILL NOT BE DISTRIBUTED TO THE PUBLIC IN FRANCE.
PURSUANT TO ARTICLE
211-3
OF THE AMF GENERAL REGULATION, FRENCH RESIDENTS ARE HEREBY INFORMED THAT:

(I)	THE TRANSACTION DOES NOT REQUIRE A PROSPECTUS TO BE SUBMITTED FOR APPROVAL TO THE AMF;

(II)
PERSONS OR ENTITIES REFERRED TO IN POINT 2°, SECTION II OF ARTICLE
L.411-2
OF THE MONETARY AND FINANCIAL CODE MAY TAKE PART IN THE TRANSACTION SOLELY FOR THEIR OWN ACCOUNT, AS PROVIDED IN ARTICLES D.
411-1,
D.411-2,
D.
734-1,
D.
744-1,
D. 754-1
AND D.
764-1
OF THE MONETARY AND FINANCIAL CODE; AND

(III)
THE FINANCIAL INSTRUMENTS THUS ACQUIRED CANNOT BE DISTRIBUTED DIRECTLY OR INDIRECTLY TO THE PUBLIC OTHERWISE THAN IN ACCORDANCE WITH ARTICLES L.
411-1,
L.
411-2,
L.
412-1
AND L.
621-8
TO L.
621-8-3
OF THE MONETARY AND FINANCIAL CODE.

THIS PROSPECTUS IS NOT TO BE FURTHER DISTRIBUTED OR REPRODUCED (IN WHOLE OR IN PART) IN FRANCE BY THE RECIPIENTS OF THIS PROSPECTUS. THIS PROSPECTUS HAS BEEN DISTRIBUTED ON THE UNDERSTANDING THAT SUCH RECIPIENTS WILL ONLY PARTICIPATE IN THE ISSUE OR SALE OF SHARES FOR THEIR OWN ACCOUNT AND UNDERTAKE NOT TO TRANSFER, DIRECTLY OR INDIRECTLY, SHARES TO THE PUBLIC IN FRANCE, OTHER THAN IN COMPLIANCE WITH ALL APPLICABLE LAWS AND REGULATIONS AND IN PARTICULAR WITH ARTICLES L.
411-1
AND L.
411-2
OF THE FRENCH MONETARY AND FINANCIAL CODE.
GERMANY
THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE SUBMITTED TO, NOR HAS IT BEEN APPROVED BY, THE
BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT
(THE GERMAN FEDERAL FINANCIAL SUPERVISORY AUTHORITY OR “BAFIN”). NOTIFIED THIS MATERIAL DOES NOT CONSTITUTE A SALES PROSPECTUS PURSUANT TO THE GERMAN CAPITAL INVESTMENT ACT (KAPITALANLAGEGESETZBUCH, “KAGB”). THE FUNDS HAVE NOT BEEN REGISTERED FOR MARKETING IN GERMANY. THE FUND IS NOT BEING MARKETED AND WILL NOT BE MARKETED IN GERMANY WITHIN THE MEANING OF § 293 PARA. 1 KAGB. THEREFORE, NO SALE OF SHARES TO PERSONS AND/OR ENTITIES RESIDENT IN THE FEDERAL REPUBLIC OF GERMANY IS PERMITTED, UNLESS THE SALE DID NOT INVOLVE ANY MARKETING (
VERTRIEB)
(AS THIS TERM IS CONSTRUED UNDER THE KAGB) BY ANY PARTY. NEITHER THIS PROSPECTUS NOR ANY OTHER DOCUMENT RELATING TO THE FUND OR SHARES MAY BE CIRCULATED OR SUPPLIED TO PERSONS AND/OR ENTITIES RESIDENT IN THE FEDERAL REPUBLIC OF GERMANY DUE TO ANY MEANS OF MARKETING.
GREECE
NEITHER THE FUND NOR A SECURITIES PROSPECTUS IN RESPECT OF SHARES HAS BEEN, OR IS INTENDED TO BE, REGISTERED WITH AND APPROVED BY THE GREEK CAPITAL MARKET COMMISSION. SHARES ARE THEREFORE NOT ELIGIBLE FOR ADVERTISING, PLACEMENT OR PUBLIC CIRCULATION IN GREECE. THE INFORMATION PROVIDED IN THIS PROSPECTUS IS NOT AN OFFER, OR AN INVITATION TO MAKE OFFERS, TO SELL, EXCHANGE OR OTHERWISE TRANSFER SHARES IN GREECE TO OR FOR THE BENEFIT OF ANY GREEK PERSON. THIS PROSPECTUS IS NOT TO BE DISTRIBUTED OR REPRODUCED, IN WHOLE OR IN PART, IN GREECE BY THE RECIPIENTS OF THIS PROSPECTUS. THIS PROSPECTUS HAS BEEN DISTRIBUTED ON THE UNDERSTANDING THAT ITS RECIPIENTS WILL ONLY PARTICIPATE IN THE ISSUE OF SHARES OUTSIDE OF GREECE ON THEIR OWN ACCOUNT AND UNDERTAKE NOT TO TRANSFER, DIRECTLY OR INDIRECTLY, SHARES TO THE PUBLIC IN GREECE.
GUERNSEY
THE FUND IS NOT REGULATED IN GUERNSEY, AND NEITHER THE GUERNSEY FINANCIAL SERVICES COMMISSION NOR THE STATES OF GUERNSEY POLICY COUNCIL TAKES ANY RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF THE FUND OR FOR THE CORRECTNESS

OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED WITH REGARD TO THEM. IF YOU ARE IN ANY DOUBT ABOUT THE CONTENTS OF THIS PROSPECTUS, YOU SHOULD CONSULT YOUR ACCOUNTANT, LEGAL OR PROFESSIONAL ADVISER OR FINANCIAL ADVISER. IT SHOULD BE REMEMBERED THAT THE PRICE OF THE SHARES AND THE INCOME FROM THEM CAN GO DOWN AS WELL AS UP.
GUATEMALA
THIS PROSPECTUS AND THE FUND HEREIN DESCRIBED HAVE NOT BEEN NOR WILL THEY BE REGISTERED WITH OR APPROVED BY THE
REGISTRO DE VALORES Y MERCANCÍAS
(THE GUATEMALAN SECURITIES AND COMMODITIES MARKET AUTHORITY). ACCORDINGLY, THIS PROSPECTUS MAY NOT BE MADE AVAILABLE, NOR MAY THE SHARES IN THE FUND DESCRIBED HEREIN BE MARKETED AND OFFERED FOR SALE IN GUATEMALA, OTHER THAN UNDER CIRCUMSTANCES WHICH ARE DEEMED TO CONSTITUTE A PRIVATE OFFERING UNDER THE GUATEMALAN SECURITIES AND COMMODITIES MARKET LAW (
LEY DEL MERCADO DE VALORES Y MERCANCÍAS DECRETO
34-96
).
HONDURAS
THE SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE
COMISIÓN NACIONAL DE BANCOS Y SEGUROS
IN HONDURAS AND MAY NOT BE OFFERED IN HONDURAS UNTIL SUCH REGISTRATION HAS OCCURRED OR THE SHARES ARE OTHERWISE OFFERED IN HONDURAS IN ACCORDANCE WITH HONDURAS LAW. THE SHARES ARE NOT SUBJECT TO THE SUPERVISION OF THE
COMISIÓN NACIONAL DE BANCOS Y SEGUROS
AND THEIR SALE IS NOT DIRECTED TOWARDS PERSONS DOMICILED IN HONDURAS.
HONG KONG
THIS CONFIDENTIAL PROSPECTUS HAS NOT BEEN APPROVED OR REVIEWED BY ANY REGULATORY AUTHORITY IN HONG KONG. ACCORDINGLY, THE OFFER OF SHARES TO WHICH THIS PROSPECTUS RELATES MAY NOT BE MADE IN HONG KONG BY MEANS OF THIS PROSPECTUS OR ANY OTHER DOCUMENT OTHER THAN TO “PROFESSIONAL INVESTORS” AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE (CHAPTER 571 OF THE LAWS OF HONG KONG) OR IN OTHER CIRCUMSTANCES WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC FOR THE PURPOSES OF THE SECURITIES AND FUTURES ORDINANCE. YOU ARE ADVISED TO EXERCISE CAUTION IN RELATION TO THE OFFER. IF YOU ARE IN ANY DOUBT ABOUT ANY OF THE CONTENTS OF THIS PROSPECTUS, YOU SHOULD OBTAIN INDEPENDENT PROFESSIONAL ADVICE.
THIS PROSPECTUS IS DELIVERED ONLY TO THE INTENDED RECIPIENT THEREOF SOLELY FOR THE PURPOSE OF EVALUATING A POSSIBLE INVESTMENT IN THE FUND, AND MAY NOT BE USED, COPIED, REPRODUCED OR DISTRIBUTED, IN WHOLE OR IN PART, TO ANY OTHER PERSON (OTHER THAN PROFESSIONAL ADVISERS OF SUCH RECIPIENT). SUBSCRIPTIONS WILL NOT BE ACCEPTED FROM ANY PERSON OTHER THAN THE PERSON TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED.
ICELAND
THIS PROSPECTUS AND THE INFORMATION CONTAINED HEREIN DOES NOT CONSTITUTE AND IS NOT INTENDED TO CONSTITUTE AN OFFER OF SECURITIES AND ACCORDINGLY SHOULD NOT BE CONSTRUED AS SUCH. THIS PROSPECTUS HAS BEEN ISSUED TO THE RECIPIENT, FOR PERSONAL USE ONLY, EXCLUSIVELY AT THE REQUEST OF THE RECIPIENT. ACCORDINGLY,

THIS PROSPECTUS MAY NOT BE USED BY THE RECIPIENT FOR ANY OTHER PURPOSE NOR FORWARDED TO ANY OTHER PERSON OR ENTITY IN ICELAND (OTHER THAN EMPLOYEES, AGENTS OR CONSULTANTS IN CONNECTION WITH THE ADDRESSEE’S CONSIDERATION THEREOF). THE OFFERING OF SHARES DESCRIBED IN THIS PROSPECTUS IS A PRIVATE PLACEMENT UNDER ICELANDIC LAW AND THE SHARES MAY ONLY BE OFFERED AND SOLD (AS WELL AS RESOLD) IN ICELAND TO A PERSON OR ENTITY THAT IS A QUALIFIED INVESTOR AS DEFINED IN ITEM NO. 9 OF ARTICLE 43 OF THE ICELANDIC ACT ON SECURITIES TRANSACTIONS. ALSO, ANY SUBSEQUENT TRANSFER OR RESALE OF SHARES IN ICELAND WILL NEED TO COMPLY WITH THE APPLICABLE PROVISIONS OF THE ICELANDIC ACT ON SECURITIES TRANSACTIONS. PROSPECTIVE ICELANDIC INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISERS AS TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.
INDIA
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO THE PUBLIC GENERALLY TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE THE SHARES. THIS PROSPECTUS IS STRICTLY CONFIDENTIAL AND IS FOR THE EXCLUSIVE USE OF THE PERSONS TO WHOM IT IS DELIVERED AND SHOULD NOT BE CIRCULATED OR DISTRIBUTED TO THIRD PARTIES.
INDONESIA
THIS PROSPECTUS IS NOT A PUBLIC OFFERING WITHIN THE MEANING OF THE INDONESIAN CAPITAL MARKET LAW AND THEREFORE HAS NOT BEEN AND IS NOT INTENDED TO BE FILED WITH THE INDONESIA FINANCIAL SERVICES AUTHORITY (OTORITAS JASA KEUNGAN — OJK). THE DISTRIBUTION OF THIS PROSPECTUS AND THE OFFER, SALE AND DELIVERY OF THE SHARES MAY BE RESTRICTED BY THE INDONESIAN CAPITAL MARKET LAW. PERSONS WHO RECEIVE THIS PROSPECTUS ARE REQUIRED TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.
THIS PROSPECTUS MAY NOT BE USED FOR THE PURPOSES OF AN OFFER OR INVITATION TO PURCHASE, INVEST IN OR OTHERWISE PARTICIPATE IN AN OFFERING OF SECURITIES TO THE PUBLIC IN INDONESIA IN ANY CIRCUMSTANCES.
IRELAND
THIS PROSPECTUS IS PRIVATE AND CONFIDENTIAL AND IS FOR THE USE ONLY OF THE PERSONS TO WHOM IT IS ADDRESSED WHO MAY NOT OTHERWISE DISTRIBUTE IT IN IRELAND. NO PERSON OTHER THAN THE ADDRESSEE RECEIVING A COPY OF THIS PROSPECTUS MAY TREAT IT AS CONSTITUTING A SOLICITATION OR AN INVITATION TO THEM TO SUBSCRIBE FOR SHARES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO ANYONE OTHER THAN THE ADDRESSEE AND ACCORDINGLY DOES NOT CONSTITUTE AN OFFER TO THE PUBLIC IN IRELAND.
ISRAEL
THE SHARES DESCRIBED IN THIS PROSPECTUS HAVE NOT BEEN REGISTERED AND ARE NOT EXPECTED TO BE REGISTERED UNDER THE ISRAELI SECURITIES LAW — 1968 (THE “SECURITIES LAW”) OR UNDER THE ISRAELI JOINT INVESTMENT TRUST LAW — 1994 DUE TO APPLICABLE EXEMPTIONS. ACCORDINGLY, THE SHARES DESCRIBED HEREIN WILL ONLY BE OFFERED AND SOLD IN ISRAEL PURSUANT TO APPLICABLE PRIVATE PLACEMENT EXEMPTIONS TO PARTIES THAT QUALIFY AS BOTH (
I
) SOPHISTICATED INVESTORS DESCRIBED IN SECTION 15A(B)(1) OF THE SECURITIES LAW AND (
II
) AS “QUALIFIED CUSTOMERS” FOR PURPOSES OF SECTION 3(A)(11)

OF THE LAW FOR THE REGULATION OF PROVISION OF INVESTMENT ADVICE, MARKETING INVESTMENTS AND PORTFOLIO MANAGEMENT – 1995 (THE “INVESTMENT ADVISOR LAW”). THE ADVISER IS NOT A LICENSED INVESTMENT MARKETER UNDER THE INVESTMENT ADVISOR LAW AND THE ADVISER DOES NOT MAINTAIN INSURANCE AS REQUIRED UNDER SUCH LAW. THE FUND AND THE ADVISRE MAY BE DEEMED TO BE PROVIDING INVESTMENT MARKETING SERVICES BUT ARE NOT INVESTMENT ADVISORS FOR PURPOSES OF ISRAELI LAW. ANY INVESTMENT MARKETING WHICH MAY BE DEEMED PROVIDED UNDER ISRAELI LAW IN CONNECTION WITH AN INVESTMENT IN THE FUND IS DEEMED PROVIDED ON A ONE TIME ONLY BASIS AND NEITHER THE FUND NOR THE ADVISER WILL PROVIDE ANY ONGOING INVESTMENT MARKETING OR INVESTMENT ADVISORY SERVICES TO THE INVESTOR. IF ANY RECIPIENT IN ISRAEL OF A COPY OF THIS PROSPECTUS IS NOT QUALIFIED AS DESCRIBED ABOVE, SUCH RECIPIENT SHOULD PROMPTLY RETURN THIS PROSPECTUS TO THE FUND. BY RETAINING A COPY OF THIS PROSPECTUS, YOU ARE HEREBY CONFIRMING THAT YOU QUALIFY AS BOTH A SOPHISTICATED INVESTOR AND QUALIFIED CUSTOMER, FULLY UNDERSTAND THE RAMIFICATIONS THEREOF AND AGREED TO BE TREATED AS SUCH BY THE FUND PROSPECTUS
ITALY
THE FUND IS NOT A UCITS FUND. THE OFFERING OF SHARES IN ITALY HAS NOT BEEN NOR WILL IT BE AUTHORIZED BY THE BANK OF ITALY AND THE
COMMISSIONE NAZIONALE PER LA SOCIETÀ E LA BORSA
. SHARES ARE OFFERED UPON THE EXPRESS AND UNSOLICITED REQUEST OF THE INVESTOR, WHO HAS DIRECTLY CONTACTED THE FUND, OAKTREE OR AN AFFILIATE THEREOF AT THE INVESTOR’S OWN INITIATIVE. NO ACTIVE MARKETING OF THE FUND HAS BEEN MADE NOR WILL IT BE MADE IN ITALY, AND THIS PROSPECTUS HAS BEEN SENT TO THE INVESTOR AT THE INVESTOR’S UNSOLICITED REQUEST. THE INVESTOR ACKNOWLEDGES AND CONFIRMS THE ABOVE AND HEREBY AGREES NOT TO SELL OR OTHERWISE TRANSFER ANY SHARES OR TO CIRCULATE THIS PROSPECTUS IN ITALY UNLESS EXPRESSLY PERMITTED BY, AND IN COMPLIANCE WITH, APPLICABLE LAW.
JAPAN
NO REGISTRATION PURSUANT TO ARTICLE 4, PARAGRAPH 1 OF THE FINANCIAL INSTRUMENTS AND EXCHANGE ACT OF JAPAN (THE “FIEA”) HAS BEEN OR WILL BE MADE WITH RESPECT TO THE SOLICITATION OF THE APPLICATION FOR THE ACQUISITION OF THE SHARES ON THE GROUNDS THAT SUCH SOLICITATION CONSTITUTES A “SOLICITATION FOR A SMALL NUMBER OF INVESTORS” AS SET FORTH IN
ARTICLE 23-13,
PARAGRAPH 4 OF THE FIEA. THE SHARES CONSTITUTE RIGHTS DEEMED SECURITIES AS SET FORTH IN ARTICLE 2, PARAGRAPH 2, ITEM 6 OF THE FIEA.
THE SHARES MAY BE OFFERED IN JAPAN BY (I) A TYPE II FINANCIAL INSTRUMENTS BUSINESS OPERATOR REGISTERED UNDER THE FIEA OR (II) OAKTREE UPON FILING A NOTIFICATION WITH THE KANTO LOCAL FINANCE BUREAU PURSUANT TO ARTICLE 63, PARAGRAPH 2 OF THE FIEA TO RELY ON THE
SO-CALLED
“QII-TARGETED
BUSINESS EXEMPTION”.
IN THE EVENT THE SHARES ARE OFFERED IN JAPAN BY OAKTREE IN RELIANCE ON THE
QII-TARGETED
BUSINESS EXEMPTION: (I) NO SHARES SHALL BE SOLD IN JAPAN UNLESS SOME OF THE SHARES ARE ACQUIRED BY AT LEAST ONE QUALIFIED INSTITUTIONAL INVESTOR (“QII”) AS DEFINED IN ARTICLE 2, PARAGRAPH 3, ITEM 1 OF THE FIEA, (II) NO SHARES SHALL BE SOLD TO OR HELD BY ANY PERSONS IN JAPAN OTHER THAN (A) QIIS OR (B) PERSONS WHO ARE NOT QIIS BUT ARE LISTED IN ARTICLE
17-12,
PARAGRAPH 1 OF THE ENFORCEMENT ORDER OF THE FIEA (“QUALIFIED
NON-QIIS”)
AND (III) THE NUMBER OF QUALIFIED
NON-QIIS
IN JAPAN WHO ACQUIRE THE SHARES SHALL NOT EXCEED 49 PERSONS. NO SHARES SHALL BE SOLD TO

OR HELD BY ANY PERSON SET FORTH IN ARTICLE 63, PARAGRAPH 1, ITEM 1,
SUB-ITEMS
(I) TO (III) OF THE FIEA (“DISQUALIFIED INVESTORS”).
PURSUANT TO THE
QII-TARGETED
BUSINESS EXEMPTION, NO TRANSFER OF SHARES ACQUIRED BY A QII MAY BE MADE TO PERSONS OTHER THAN QIIS. NO TRANSFER OF SHARES ACQUIRED BY A QUALIFIED
NON-QII
IN JAPAN MAY BE MADE EXCEPT FOR THE TRANSFER BY SUCH PERSON OF ITS ENTIRE SHARE TO ONLY ONE QII OR QUALIFIED
NON-QII.
NO SHARES ACQUIRED BY A QII OR QUALIFIED
NON-QII
IN JAPAN MAY BE TRANSFERRED TO A DISQUALIFIED INVESTOR.
TO THE EXTENT APPLICABLE, OAKTREE SHALL MANAGE THE FUND (I) AS A FINANCIAL INSTRUMENTS BUSINESS OPERATOR CONDUCTING INVESTMENT MANAGEMENT BUSINESS, (II) IN ACCORDANCE WITH THE REQUIREMENTS OF THE
QII-TARGETED
BUSINESS EXEMPTION SET FORTH ABOVE OR (III) PURSUANT TO THE
SO-CALLED
“DE-MINIMIS
EXEMPTION” BY SATISFYING THE FOLLOWING REQUIREMENTS: (A) ALL RESIDENTS IN JAPAN WHO DIRECTLY HOLD THE SHARES (“DIRECT INVESTORS”) SHALL BE QIIS (OR THOSE WHO HAVE FILED AN ARTICLE 63 NOTIFICATION OR A NOTIFICATION PURSUANT TO ARTICLE
63-3,
PARAGRAPH 1 OF THE FIEA AND ENGAGES IN COLLECTIVE INVESTMENT SCHEME BUSINESS SET FORTH IN ARTICLE 63, PARAGRAPH 1, ITEM 2 OF THE FIEA), (B) ALL RESIDENTS IN JAPAN WHO HOLD THE RIGHTS SET FORTH IN ARTICLE 2, PARAGRAPH 2, ITEM 5 OF THE FIEA IN JAPANESE COLLECTIVE INVESTMENT SCHEMES THAT, IN TURN, INVEST IN THE SHARES (“INDIRECT INVESTORS”) MUST BE QIIS, (C) THE TOTAL NUMBER OF DIRECT INVESTORS AND INDIRECT INVESTORS (EXCLUDING THOSE WHO OPERATE COLLECTIVE INVESTMENT SCHEMES FOR INDIRECT INVESTORS) SHALL NOT EXCEED NINE PERSONS AND (D) NO MORE THAN
ONE-THIRD
OF THE TOTAL COMMITMENTS TO THE FUND, AS THE CASE MAY BE, THAT ACCEPTS INVESTORS WHO ARE RESIDENTS IN JAPAN SHALL COME FROM DIRECT INVESTORS.
PURSUANT TO THE
DE-MINIMIS
EXEMPTION, NO TRANSFER OF SHARES ACQUIRED BY A DIRECT INVESTOR TO ANY RESIDENT IN JAPAN MAY BE MADE EXCEPT FOR THE TRANSFER BY SUCH PERSON OF ITS ENTIRE SHARE TO ONLY ONE QII. FURTHER, INVESTORS WHO OPERATE JAPANESE COLLECTIVE INVESTMENT SCHEMES THAT INVEST IN SHARES FOR INDIRECT INVESTORS MAY NOT ALLOW ANY INDIRECT INVESTOR TO TRANSFER ITS RIGHTS IN SUCH COLLECTIVE INVESTMENT SCHEMES TO ANY RESIDENT IN JAPAN EXCEPT FOR THE TRANSFER BY SUCH INDIRECT INVESTOR OF ALL ITS RIGHTS TO ONLY ONE QII.
THIS PROSPECTUS IS CONFIDENTIAL AND IS INTENDED SOLELY FOR THE USE OF ITS RECIPIENT. ANY DUPLICATION OR REDISTRIBUTION OF THIS PROSPECTUS IS PROHIBITED. THE RECIPIENT OF THIS PROSPECTUS, BY ACCEPTING DELIVERY THEREOF, AGREES TO RETURN IT AND ALL RELATED DOCUMENTS TO THE FUND OR ITS PLACEMENT AGENT IF THE RECIPIENT ELECTS NOT TO PURCHASE SHARES OFFERED HEREBY OR IF REQUESTED EARLIER BY THE FUND OR ITS PLACEMENT AGENT. NEITHER THE RETURN OF THE PRINCIPAL AMOUNT INVESTED NOR THE DISTRIBUTION OF PROFIT FROM THE INVESTMENT IS GUARANTEED. AN INVESTMENT IN THE SHARES INVOLVES CERTAIN RISKS OF LOSS CAUSED BY FLUCTUATION OF INTEREST RATES, CURRENCY AND OTHER MARKET FACTORS, OR THE CREDIT RISK OF THE COUNTERPARTIES OR RELEVANT PARTIES THEREOF. PROSPECTIVE INVESTORS SHOULD READ THE TERMS OF THE INVESTMENT CAREFULLY, IN PARTICULAR THOSE RELATING TO LIMITATIONS ON THE PERIOD IN WHICH RIGHTS RELATING TO SUCH INVESTMENT CAN BE EXERCISED.
JERSEY
NO ACTION HAS BEEN TAKEN TO AUTHORIZE AN OFFERING OF THE SHARES IN JERSEY. THE DISTRIBUTION OF THIS PROSPECTUS IN JERSEY HAS NOT BEEN AUTHORIZED BY THE JERSEY

FINANCIAL SERVICES COMMISSION. NO CONSENT, REGISTRATION OR AUTHORIZATION HAS BEEN SOUGHT OR OBTAINED FROM THE JERSEY FINANCIAL SERVICES COMMISSION IN RESPECT OF ANY FUNCTIONARY OF THE FUND.
KAZAKHSTAN
FOR KAZAKHSTAN RESIDENTS ONLY: THIS OFFER IS ADDRESSED ONLY TO QUALIFIED INVESTORS AS DEFINED IN THE LAW OF THE REPUBLIC OF KAZAKHSTAN ON THE SECURITIES MARKET DATED 2 JULY 2003, AS AMENDED. THIS PROSPECTUS HAS NOT BEEN APPROVED BY, NOR DOES IT NEED IT TO BE APPROVED BY, THE NATIONAL BANK OF THE REPUBLIC OF KAZAKHSTAN. THIS PROSPECTUS IS INTENDED ONLY FOR THE ORIGINAL RECIPIENT AND IS NOT FOR GENERAL CIRCULATION IN THE REPUBLIC OF KAZAKHSTAN.
KUWAIT
THIS PROSPECTUS IS NOT FOR GENERAL CIRCULATION TO THE PUBLIC IN KUWAIT. THE SHARES HAVE NOT BEEN LICENSED FOR OFFERING IN KUWAIT BY THE KUWAIT CAPITAL MARKETS AUTHORITY OR ANY OTHER RELEVANT KUWAITI GOVERNMENT AGENCY. THE OFFERING OF THE SHARES IN KUWAIT ON THE BASIS OF A PRIVATE PLACEMENT OR PUBLIC OFFERING IS, THEREFORE, RESTRICTED IN ACCORDANCE WITH DECREE LAW NO. 31 OF 1990 AND THE IMPLEMENTING REGULATIONS THERETO (AS AMENDED) AND LAW NO. 7 OF 2010 AND THE BYLAWS THERETO (AS AMENDED). NO PRIVATE OR PUBLIC OFFERING OF THE SHARES IS BEING MADE IN KUWAIT, AND NO AGREEMENT RELATING TO THE SALE OF THE SHARES WILL BE CONCLUDED IN KUWAIT. NO MARKETING OR SOLICITATION OR INDUCEMENT ACTIVITIES ARE BEING USED TO OFFER OR MARKET THE SHARES IN KUWAIT.
LEBANON
THE CENTRAL BANK OF LEBANON’S BASIC DECISION NO. 7074 DATED SEPTEMBER 5, 1998 PROHIBITS THE MARKETING OR PROMOTION OF A FOREIGN FUND, OR THE OFFER OR SALE OF SHARES OF, OR SHARES IN, SUCH A FUND IN LEBANON, PRIOR TO OBTAINING THE AUTHORIZATION OF THE CENTRAL COUNCIL OF THE CENTRAL BANK OF LEBANON.
LIECHTENSTEIN
THIS OFFER IS PRIVATE AND CONFIDENTIAL AND INTENDED ONLY FOR YOUR PERSONAL USE. YOU SHOULD NOT DISCLOSE ITS CONTENTS TO ANYONE. THIS PROSPECTUS IS NOT AN OFFER OF SHARES TO THE PUBLIC IN LIECHTENSTEIN. THE FUND (OR ANY AFFILIATE THEREOF) HAS TAKEN NO ACTION TO PERMIT AN OFFERING OF SHARES TO THE PUBLIC IN LIECHTENSTEIN. NO GOVERNMENTAL AGENCY OR REGULATORY AUTHORITY IN LIECHTENSTEIN HAS REVIEWED, APPROVED, OR AUTHORIZED THIS PROSPECTUS OR THE SALE OF SHARES.
LUXEMBOURG
NO PUBLIC OFFERING OF INTERESTS IS BEING MADE TO INVESTORS RESIDENT IN THE GRAND DUCHY OF LUXEMBOURG (“LUXEMBOURG”). THIS PROSPECTUS DOES NOT CONSTITUTE A PUBLIC OFFER OR SOLICITATION IN LUXEMBOURG AND ACCORDINGLY SHOULD NOT BE CONSTRUED AS SUCH. THE COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER OF LUXEMBOURG (“CSSF”) HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR OTHERWISE APPROVED OR AUTHORISED THE OFFERING OF SHARES TO INVESTORS RESIDENT IN LUXEMBOURG.

NO ACTION HAS OR WILL BE TAKEN THAT WOULD ALLOW
PRE-MARKETING
OR MARKETING OF THE SHARES WITHIN THE TERRITORY OF LUXEMBOURG. AS SUCH THE FUND MAY NOT BE
PRE-MARKETED
OR MARKETED, AND THIS PROSPECTUS MAY NOT BE SENT, TO PROSPECTIVE INVESTORS RESIDENT IN LUXEMBOURG UNLESS SUCH SOLICITATION WAS INITIATED BY THE INVESTOR, I.E. ON REVERSE SOLICITATION BASIS.
INVESTORS RESIDENT IN LUXEMBOURG MAY CONTACT OAKTREE TO REQUEST INFORMATION ABOUT THE FUND (INCLUDING, POTENTIALLY, FOR A COPY OF THIS PROSPECTUS) AT THEIR OWN INITIATIVE, WITHOUT BEING ASKED OR PROMPTED BY OAKTREE. OAKTREE MAY, AT ITS SOLE DISCRETION, DECIDE TO PROVIDE SUCH INFORMATION ABOUT THE FUND AS REQUESTED BY THE INVESTOR ON A REVERSE SOLICITATION BASIS. OAKTREE MAY FURTHER, AT ITS SOLE DISCRETION, REQUEST A WRITTEN CONFIRMATION BY THE INVESTOR THAT IT HAS DECIDED ON ITS OWN INITIATIVE TO INVEST IN THE FUND.
INVESTORS RESIDENT IN LUXEMBOURG MUST QUALIFY AS “PROFESSIONAL INVESTORS” WITHIN THE MEANING OF THE LAW OF 12 JULY 2013 ON ALTERNATIVE INVESTMENT FUNDS MANAGERS, AS AMENDED.
THIS PROSPECTUS IS ADDRESSED TO THE RECIPIENT ONLY ON A CONFIDENTIAL BASIS FOR USE SOLELY IN CONNECTION WITH SUCH RECIPIENT’S CONSIDERATION OF THE PURCHASE OF THE SHARES.
MALAYSIA
NO APPROVAL OR RECOGNITION FROM THE SECURITIES COMMISSION OF MALAYSIA HAS BEEN APPLIED FOR OR WILL BE OBTAINED FOR THE MAKING AVAILABLE, OFFERING FOR SUBSCRIPTION OR PURCHASE OF OR ISSUING AN INVITATION TO SUBSCRIBE FOR OR PURCHASE THE SHARES UNDER THE CAPITAL MARKETS AND SERVICES ACT 2007 OF MALAYSIA. ACCORDINGLY, THIS PROSPECTUS OR ANY AMENDMENT OR SUPPLEMENT HERETO OR ANY OTHER INVITATION, ADVERTISEMENT, OFFERING DOCUMENT OR OTHER DOCUMENT IN RELATION TO THE FUND MAY NOT BE MADE AVAILABLE, ISSUED OR DISTRIBUTED IN MALAYSIA DIRECTLY OR INDIRECTLY FOR THE PURPOSE OF ANY OFFER OF THE SHARES AND NO PERSON MAY MAKE AVAILABLE, OFFER FOR SUBSCRIPTION OR PURCHASE OF OR ISSUE AN INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY OF THE SHARES DIRECTLY OR INDIRECTLY TO ANYONE IN MALAYSIA.
MEXICO
ANY PROSPECTIVE PURCHASER OF THE SHARES MUST BE EITHER AN INSTITUTIONAL INVESTOR (
INVERSIONISTA INSTITUCIONAL
) OR A QUALIFIED INVESTOR (
INVERSIONISTA CALIFICADO
) WITHIN THE MEANING OF THE MEXICAN SECURITIES MARKET LAW (
LEY DEL MERCADO DE VALORES
) (THE “SECURITIES MARKET LAW”) AND OTHER APPLICABLE MEXICAN LAWS IN EFFECT.
THE SHARES HAVE NOT AND WILL NOT BE REGISTERED IN THE NATIONAL REGISTRY OF SECURITIES (
EL REGISTRO NACIONAL DE VALORES
) MAINTAINED BY THE MEXICAN BANKING AND SECURITIES COMMISSION (
LA COMISIÓN NACIONAL BANCARIA Y DE VALORES
). THE SHARES MAY NOT BE OFFERED OR SOLD IN THE UNITED MEXICAN STATES BY ANY MEANS EXCEPT IN CIRCUMSTANCES WHICH CONSTITUTE A PRIVATE OFFERING PURSUANT TO ARTICLE 8 OF THE SECURITIES MARKET LAW AND ITS REGULATIONS. NO MEXICAN REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE SHARES OR PASSED ON THE SOLVENCY OF THE FUND. ALL APPLICABLE PROVISIONS OF THE SECURITIES MARKET LAW MUST BE COMPLIED WITH IN

RESPECT OF ANY SALE, OFFER OR DISTRIBUTION OF, OR INTERMEDIATION IN RESPECT OF, THE SHARES IN, FROM OR OTHERWISE INVOLVING MEXICO, AND ANY RESALE OF THE SHARES WITHIN MEXICAN TERRITORY MUST BE MADE IN A MANNER THAT WILL CONSTITUTE A PRIVATE OFFERING PURSUANT TO ARTICLE 8 OF THE SECURITIES MARKET LAW AND ITS REGULATIONS.
MONACO
NO PUBLIC OFFERING OF SHARES IN THE FUND IS BEING MADE TO INVESTORS RESIDENT IN MONACO. SHARES IN THE FUND ARE BEING OFFERED ONLY TO A LIMITED NUMBER OF INSTITUTIONAL INVESTORS (I.E., DULY LICENSED BANKS BY THE
AUTORITÉ DE CONTRÔLE PRUDENTIEL
AND PORTFOLIO MANAGEMENT COMPANIES DULY LICENSED, BY VIRTUE OF LAW N° 1.338 OF SEPTEMBER 7
TH
, 2007, BY THE
COMMISSION DE CONTRÔLE DES ACTIVITÉS FINANCIÈRES
), CAPABLE OF UNDERSTANDING THE RISKS OF THEIR INVESTMENT. THE
COMMISSION DE CONTRÔLE DES ACTIVITÉS FINANCIÈRES
OF MONACO HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR OTHERWISE APPROVED OR AUTHORIZED THE OFFERING OF SHARES IN THE FUND TO INVESTORS RESIDENT IN MONACO.
THE ADDRESSEES HEREOF ARE PERFECTLY FLUENT IN ENGLISH AND EXPRESSLY WAIVE THE POSSIBILITY OF A FRENCH TRANSLATION OF THE PRESENT DOCUMENT.
LES DESTINATAIRES DU PRESENT DOCUMENT RECONNAISSENT ETRE A MEME D’EN PRENDRE CONNAISSANCE EN LANGUE ANGLAISE ET RENONCENT EXPRESSEMENT A UNE TRADUCTION FRANÇAISE.
THE NETHERLANDS
IN THE NETHERLANDS, SHARES MAY ONLY BE OFFERED, SOLD, TRANSFERRED OR ASSIGNED, AS PART OF THEIR INITIAL DISTRIBUTION OR AT ANY TIME THEREAFTER, TO NATURAL PERSONS WHO OR LEGAL ENTITIES WHICH ARE QUALIFIED INVESTORS AS DEFINED IN SECTION 1:1 OF THE DUTCH FINANCIAL SUPERVISION ACT (
WET OP HET FINANCIEEL TOEZICHT
(THE “FSA”)). SHARES MAY NOT OTHERWISE BE OFFERED, DIRECTLY OR INDIRECTLY, IN THE NETHERLANDS.
WHERE AN OFFER IS MADE EXCLUSIVELY TO QUALIFIED INVESTORS WITHIN THE MEANING OF SECTION 1:1 OF THE FSA AND ARTICLE 2(E) OF THE EU PROSPECTUS REGULATION (EU) 2017/1129 REPEALING DIRECTIVE (2003/71/EC), AS AMENDED (THE “PROSPECTUS REGULATION”), OAKTREE IS NOT UNDER AN OBLIGATION TO HAVE THE PROSPECTUS APPROVED BY THE DUTCH AUTHORITY FOR THE FINANCIAL MARKETS OR BY A COMPETENT AUTHORITY OF ANOTHER MEMBER STATE OF THE EEA IN ACCORDANCE WITH THE PROSPECTUS REGULATION. NO ACTION HAS OR WILL BE TAKEN THAT WOULD ALLOW
PRE-MARKETING
OR MARKETING OF THE SHARES IN THE FUND WITHIN THE TERRITORY OF THE NETHERLANDS. AS SUCH THE FUND MAY NOT BE
PRE-MARKETED
OR MARKETED, AND THIS PROSPECTUS MAY NOT BE SENT, TO PROSPECTIVE INVESTORS RESIDENT IN THE NETHERLANDS UNLESS SUCH SOLICITATION WAS INITIATED BY THE INVESTOR, I.E. ON A REVERSE SOLICITATION BASIS.
NEW ZEALAND
THIS PROSPECTUS AND THE INFORMATION CONTAINED IN OR ACCOMPANYING THIS PROSPECTUS:

(A)
ARE NOT, AND ARE UNDER NO CIRCUMSTANCES TO BE CONSTRUED AS, AN OFFER OF THE SHARES TO ANY PERSON WHO REQUIRES DISCLOSURE UNDER PART 3 OF THE FINANCIAL MARKETS CONDUCT ACT 2013 (NEW ZEALAND) (THE “FMCA”); AND

(B)	ARE NOT A PRODUCT DISCLOSURE STATEMENT UNDER THE FMCA AND DOES NOT CONTAIN ALL THE INFORMATION THAT A PRODUCT DISCLOSURE STATEMENT IS REQUIRED TO CONTAIN UNDER NEW ZEALAND LAW.
THIS PROSPECTUS AND THE INFORMATION CONTAINED IN OR ACCOMPANYING THIS PROSPECTUS, OR ANY OTHER PRODUCT DISCLOSURE STATEMENT, PROSPECTUS OR SIMILAR OFFERING OR DISCLOSURE DOCUMENT, HAVE NOT BEEN REGISTERED, FILED WITH OR REVIEWED OR APPROVED BY ANY NEW ZEALAND REGULATORY AUTHORITY OR UNDER OR IN ACCORDANCE WITH THE FMCA.
THE SHARES REFERRED TO IN THIS PROSPECTUS ARE NOT BEING ALLOTTED WITH A VIEW TO BEING OFFERED FOR SALE IN NEW ZEALAND.
ANY OFFER OR SALE OF ANY SHARES DESCRIBED IN THIS PROSPECTUS AND THE PROVISION OF INFORMATION CONTAINED IN OR ACCOMPANYING THIS PROSPECTUS IN NEW ZEALAND WILL BE MADE ONLY IN ACCORDANCE WITH THE FMCA:

(A)	TO A PERSON WHO IS AN INVESTMENT BUSINESS AS SPECIFIED IN THE FMCA; OR

(B)	TO A PERSON WHO MEETS THE INVESTMENT ACTIVITY CRITERIA SPECIFIED IN THE FMCA; OR

(C)	TO A PERSON WHO IS LARGE AS DEFINED IN THE FMCA; OR

(D)	TO A PERSON WHO IS A GOVERNMENT AGENCY AS DEFINED IN THE FMCA; OR

(E)	TO A PERSON WHO IS AN ELIGIBLE INVESTOR WITHIN THE MEANING OF THE FMCA (PROVIDED THE ELIGIBLE PERSON HAS PROVIDED THE NECESSARY CERTIFICATION UNDER THE FMCA); OR

(F)
IN OTHER CIRCUMSTANCES WHERE THERE IS NO CONTRAVENTION OF THE FMCA (OR ANY STATUTORY MODIFICATION OR
RE-ENACTMENT
OF, OR STATUTORY SUBSTITUTION FOR, THE FMCA OR ITS REGULATIONS) OR ANY OTHER RELEVANT NEW ZEALAND LAW.

IN SUBSCRIBING FOR THE SHARES, EACH INVESTOR REPRESENTS AND AGREES THAT IT MEETS THE CRITERIA SET OUT IN PARAGRAPHS (A) TO (F) ABOVE AND THAT:

(A)	IT HAS NOT OFFERED OR SOLD, AND WILL NOT OFFER OR SELL, DIRECTLY OR INDIRECTLY, ANY SHARES; AND

(B)
IT HAS NOT DISTRIBUTED AND WILL NOT DISTRIBUTE, DIRECTLY OR INDIRECTLY, THIS PROSPECTUS OR ANY INFORMATION CONTAINED IN OR ACCOMPANYING THIS PROSPECTUS OR OFFERING MATERIALS OR ADVERTISEMENT IN RELATION TO ANY OFFER OF THE SHARES,

OTHER THAN TO PERSONS WHO MEET THE CRITERIA SET OUT IN PARAGRAPHS (A) TO (F) ABOVE OR IN OTHER CIRCUMSTANCES WHERE NO DISCLOSURE UNDER PART 3 OF THE FMCA IS REQUIRED AND THERE IS NO CONTRAVENTION OF THE FMCA AND ITS REGULATIONS (OR ANY STATUTORY MODIFICATION OR REENACTMENT OF, OR STATUTORY SUBSTITUTION FOR, THE FMCA OR ITS REGULATIONS).
NICARAGUA
THIS PROSPECTUS IS NOT A PUBLIC OFFERING DOCUMENT. SHARES ARE NOT TO BE OFFERED, PLACED OR TRADED IN BY ANY MEANS TO THE PUBLIC OR DETERMINED GROUPS, INCLUDING THE USE OF MASS MEDIA AND ANY OTHER PUBLIC OFFERING MEANS IN ACCORDANCE TO REGULATIONS ON THE PUBLIC OFFER OF SECURITIES IN THE PRIMARY MARKET (SIBOIF

RESOLUTION NUMBER
CD-SIBOIF-692-1-SEP7-2011),
REGULATIONS ON THE NEGOTIATION OF SECURITIES IN THE SECONDARY MARKET (SIBOIF RESOLUTION
CD-SIBOIF-692-2-SEP7-2011),
REGULATIONS ON ADVERTISING IN THE SECURITIES MARKET (SIBOIF RESOLUTION
CD-SIBOIF-556-2-OCT-2008)
AND NICARAGUAN STOCK MARKET LAW, LAW NO. 587, PUBLISHED IN “LA GACETA”, OFFICIAL DIARY, ISSUE NO. 222, ON NOVEMBER 15, 2006.
THE SHARES OFFERED HAVE NOT BEEN REGISTERED UNDER THE NICARAGUAN SUPERINTENDENCY OF BANKS AND OTHER FINANCIAL INSTITUTIONS AND ARE BEING OFFERED AND SOLD ON THE BASIS OF A PRIVATE PLACEMENT. THEREFORE, THE INFORMATION PROVIDED IN THIS PROSPECTUS HAS NOT BEEN REVIEWED BY ANY GOVERNMENTAL AGENCY OR ANY REGULATORY AUTHORITY NOR HAS ANY AUTHORITY ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
NIGERIA
THIS PROSPECTUS HAS NOT BEEN AND IS NOT INTENDED TO BE REGISTERED WITH THE NIGERIAN SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER RELEVANT REGULATORY BODY WITHIN NIGERIA. ACCORDINGLY, THE SHARES IN THE FUND MAY NOT BE OFFERED, SOLD OR DELIVERED, AND NEITHER THIS PROSPECTUS NOR ANY OTHER OFFERING MATERIALS RELATING TO THE SHARES IN THE FUND MAY BE DISTRIBUTED OR MADE AVAILABLE TO ANY PERSONS WITHIN NIGERIA OTHER THAN THE SELECTED INVESTORS TO WHOM THIS PROSPECTUS HAS BEEN ADDRESSED.
NORWAY
THIS PROSPECTUS DOES NOT CONSTITUTE AN INVITATION OR A PUBLIC OFFER OF SECURITIES IN THE KINGDOM OF NORWAY. IT IS INTENDED ONLY FOR THE ORIGINAL RECIPIENT AND IS NOT FOR GENERAL CIRCULATION IN THE KINGDOM OF NORWAY. THE FUND IS NOT AUTHORISED BY THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY (FINANSTILSYNET) FOR MARKETING TO INVESTORS IN NORWAY UNDER THE RULES OF THE NORWEGIAN ALTERNATIVE INVESTMENT FUND MANAGERS ACT OF 20 JUNE 2014 NO. 28 (THE “AIFM ACT”), IMPLEMENTING THE ALTERNATIVE INVESTMENT FUND MANAGERS DIRECTIVE (AIFMD). THE OFFER HEREIN IS NOT SUBJECT TO THE PROSPECTUS REQUIREMENTS LAID DOWN IN THE SECURITIES TRADING ACT OF 29 JUNE 2007 NO. 75 IMPLEMENTING THE EU PROSPECTUS REGULATION (EU) 2017/1129. THIS PROSPECTUS HAS NOT BEEN NOR WILL IT BE REGISTERED WITH OR AUTHORIZED BY ANY GOVERNMENTAL BODY IN NORWAY. NO ACTION HAS OR WILL BE TAKEN THAT WOULD ALLOW
PRE-MARKETING
OR MARKETING OF THE SHARES WITHIN THE TERRITORY OF NORWAY. AS SUCH THE FUND MAY NOT BE
PRE-MARKETED
OR MARKETED, AND THIS PROSPECTUS MAY NOT BE SENT, TO PROSPECTIVE INVESTORS RESIDENT IN NORWAY UNLESS SUCH SOLICITATION WAS INITIATED BY THE INVESTOR, I.E. ON A REVERSE SOLICITATION BASIS.
OMAN
THIS PROSPECTUS AND ANY OTHER MATERIALS RELATING TO THE FUND ARE BEING SENT AT THE REQUEST OF THE RECIPIENT IN OMAN AND MAY NOT BE DISTRIBUTED TO ANY PERSON IN OMAN OTHER THAN THEIR INTENDED RECIPIENT WITHOUT THE PRIOR CONSENT OF THE OMANI CAPITAL MARKETS AUTHORITY (THE “CMA”). THE INFORMATION CONTAINED IN THIS PROSPECTUS NEITHER CONSTITUTES A PUBLIC OFFER OF SECURITIES IN THE SULTANATE OF OMAN AS CONTEMPLATED BY THE LAW OF COMMERCIAL COMPANIES (ROYAL DECREE 18/2019) OR THE CAPITAL MARKET LAW OF OMAN (ROYAL DECREE 80/98), NOR DOES IT

CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY
NON-OMANI
SECURITIES IN THE SULTANATE OF OMAN AS CONTEMPLATED BY ARTICLE 139 OF THE EXECUTIVE REGULATIONS TO THE CAPITAL MARKET LAW (ISSUED BY DECISION NO.1/2009).
THIS PROSPECTUS AND THE SHARES MAY NOT BE ADVERTISED, MARKETED, DISTRIBUTED OR OTHERWISE MADE AVAILABLE TO ANY PERSON IN OMAN OTHER THAN BY AN ENTITY LICENSED TO MARKET
NON-OMANI
SECURITIES BY THE CMA, AND THEN ONLY IN ACCORDANCE WITH ANY TERMS AND CONDITIONS OF SUCH LICENSE. NO PROSPECTUS HAS BEEN FILED WITH THE CMA IN CONNECTION WITH THE OFFERING OF THE SHARES. THIS PROSPECTUS IS NOT INTENDED TO LEAD TO ANY OFFER OR SALE OF SHARES OF WHATSOEVER NATURE WITHIN THE TERRITORY OF THE SULTANATE OF OMAN.
THIS PROSPECTUS IS STRICTLY PRIVATE AND CONFIDENTIAL AND IS BEING ISSUED TO A LIMITED NUMBER OF FINANCIALLY SOLVENT AND EXPERIENCED INVESTORS, AND MAY NOT BE REPRODUCED, USED FOR ANY OTHER PURPOSE OR PROVIDED TO ANY OTHER PERSON THAT IS NOT THE INTENDED RECIPIENT THEREOF. PROSPECTIVE INVESTORS ACKNOWLEDGE THAT NONE OF THE FUND, THE SHARES OR THIS PROSPECTUS HAVE BEEN LICENSED BY OR REGISTERED WITH THE CMA.
PANAMA
THE SHARES HAVE NOT BEEN REGISTERED WITH THE
SUPERINTENDENCIA DEL MERCADO DE VALORES DE PANAMÁ
(THE “SMV”), NOR HAS ANY OFFERING, SALE OR TRANSACTION WITH RESPECT TO THE SHARES. THE REGISTRATION EXEMPTION IS BASED ON ARTICLE 83(3) OF DECREE LAW NO. 1 OF 8 JULY 1999 (INSTITUTIONAL INVESTORS). CONSEQUENTLY, THE TAX TREATMENT PROVIDED FOR UNDER ARTICLES 269 TO 271 OF DECREE LAW NO. 1 OF 8 JULY 1999 DOES NOT APPLY. THE SHARES DO NOT FALL UNDER THE SUPERVISION OF THE SMV.
PEOPLE’S REPUBLIC OF CHINA
THIS PROSPECTUS DOES NOT CONSTITUTE A PUBLIC OFFER OF THE SHARES, WHETHER BY WAY OF SALE OR SUBSCRIPTION, IN THE PEOPLE’S REPUBLIC OF CHINA (THE “PRC”). RESTRICTIONS EXIST ON THE OFFERING, DISTRIBUTION, TRANSFER OR RESALE OF THE SHARES WITHIN THE PRC, AND THE SHARES MAY NOT BE OFFERED, DISTRIBUTED OR RESOLD TO THE PUBLIC IN THE PRC, OR FOR THE BENEFIT OF LEGAL OR NATURAL PERSONS IN THE PRC, WITHOUT COMPLIANCE WITH PRC LAW OR PRIOR APPROVAL FROM THE PRC REGULATORY AUTHORITIES. FOR THE PURPOSES OF THIS PARAGRAPH, THE PRC DOES NOT INCLUDE HONG KONG, MACAU OR TAIWAN.
PERU
THE SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED IN PERU UNDER
DECRETO LEGISLATIVO
 862: LEY DE FONDOS DE INVERSIÓN Y SUS SOCIEDADES ADMINISTRADORAS OR UNDER DECRETO LEGISLATIVO
 861: LEY DEL MERCADO DE VALORES
(THE “SECURITIES MARKET LAW”) AND ARE BEING OFFERED TO INSTITUTIONAL INVESTORS ONLY (AS DEFINED IN ARTICLE 8 OF THE SECURITIES MARKET LAW) PURSUANT TO A PRIVATE PLACEMENT, ACCORDING TO ARTICLE 5 OF THE SECURITIES MARKET LAW. THE SHARES HAVE NOT BEEN REGISTERED IN THE SECURITIES MARKET PUBLIC REGISTRY (
REGISTRO PÚBLICO DEL MERCADO DE VALORES
) MAINTAINED BY, AND THE OFFERING OF THE SHARES IN PERU IS NOT SUBJECT TO THE SUPERVISION OF, THE SUPERINTENDENCIA DEL MERCADO DE VALORES. ANY TRANSFERS OF THE SHARES SHALL BE SUBJECT TO THE LIMITATIONS CONTAINED IN THE SECURITIES MARKET LAW AND THE REGULATIONS ISSUED THEREUNDER.

PHILIPPINES
THE SHARES HAVE NOT BEEN REGISTERED WITH THE PHILIPPINES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE. ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.
POLAND
THIS PROSPECTUS (INCLUDING ANY AMENDMENT, SUPPLEMENT OR REPLACEMENT THERETO) IS NOT BEING DISTRIBUTED IN THE CONTEXT OF A PUBLIC OFFERING IN POLAND WITHIN THE MEANING OF ARTICLE 3.1 ACT ON PUBLIC OFFERING, CONDITIONS GOVERNING THE INTRODUCTION OF FINANCIAL INSTRUMENTS TO ORGANIZED TRADING, AND PUBLIC COMPANIES DATED JULY 29, 2005 (THE “ACT OF PUBLIC OFFERING”). SHARES ARE BEING OFFERED ONLY TO A LIMITED NUMBER OF INVESTORS IN POLAND PURSUANT TO EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT OF PUBLIC OFFERING. THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE SUBMITTED TO THE POLISH FINANCIAL SUPERVISORY AUTHORITY (
KOMISJA NADZORU FINANSOWEGO
) FOR APPROVAL IN POLAND AND ACCORDINGLY MAY NOT AND WILL NOT BE DISTRIBUTED TO THE PUBLIC IN POLAND.
FOR THE AVOIDANCE OF DOUBT, PLEASE BE ALSO ADVISED THAT THIS PROSPECTUS DOES NOT AND WILL NOT CONSTITUTE (
I
) AN OFFERING (IN PARTICULAR A PUBLIC OFFERING) OF ANY SECURITIES, (
II
) AN INVITATION TO NEGOTIATE THE SALE OF SECURITIES, (
III
) AN INVITATION TO PLACE OFFERS TO BUY SECURITIES, (
IV
) AN INVITATION TO SUBSCRIBE FOR SECURITIES OR (
V
) LEGAL GROUNDS ENTITLING THE FUND TO CONCLUDE ANY OTHER AGREEMENT, DISPOSE OF A RIGHT, OR CONTRACT ANY OTHER OBLIGATION.
NO PERSON OR ENTITY (IN PARTICULAR THE FUND, OAKTREE AND OTHER PERSONS ACTING ON BEHALF OR ON THE ORDER PLACED BY THE FUND) MAKES ANY REPRESENTATIONS OR WARRANTIES ABOUT THE EXACTITUDE, COMPLETENESS OR ACCURACY OF THE INFORMATION OR OPINIONS INCLUDED IN THIS PROSPECTUS. THEREFORE, THE PERSONS REVIEWING THIS PROSPECTUS SHOULD NOT ASSUME THAT THE INFORMATION INCLUDED IN THIS PROSPECTUS IS EXACT, COMPLETE OR ACCURATE. ALL SUCH ASSUMPTIONS ARE MADE AT THE SOLE RISK OF THE PERSON REVIEWING THIS PROSPECTUS.
IN VIEW OF THE ABOVE, THIS PROSPECTUS SHOULD NOT BE RELIED UPON AS A SOURCE OF INFORMATION WHEN MAKING ANY INVESTMENT DECISIONS, OR OTHER DECISIONS, INCLUDING FOR EXAMPLE A DECISION TO CONCLUDE A CONTRACT OR DISPOSE OF A RIGHT OR CONTRACT AN OBLIGATION.
THE FORECASTS, INFORMATION OR STATEMENTS CONCERNING FUTURE EVENTS, RESULTS OR PHENOMENA THAT ARE INCLUDED IN THIS PROSPECTUS SHOULD NOT BE TREATED AS BINDING; THIS APPLIES IN PARTICULAR TO FORECASTS OF REVENUES TO BE EARNED FROM CERTAIN MARKETS OR PROJECTED GROWTH OF THE FUND. NEITHER THE FUND, NOR OAKTREE, NOR OTHER PERSONS ACTING ON BEHALF OR ON THE ORDER OF THE FUND, NOR ANY OTHER ENTITIES WARRANT THAT SUCH INFORMATION, STATEMENTS AND PROJECTIONS WILL MATERIALIZE. IN PARTICULAR, THERE IS NO GUARANTEE THAT FUTURE EVENTS, RESULTS OR PHENOMENA WILL BE CONSISTENT WITH THE INFORMATION, STATEMENTS, PREDICTIONS OR PROJECTIONS ABOUT THE FUTURE INCLUDED IN THIS PROSPECTUS.
IT IS NOT THE INTENTION OF THE FUND OR ANY OTHER PERSONS ACTING ON BEHALF OR ON THE ORDER OF THE FUND, OR ANY OTHER ENTITIES TO (
I
) UPDATE THE WORDING OF THIS

PROSPECTUS, (
II
) VERIFY THE WORDING OF THIS PROSPECTUS OR (
III
) INFORM ABOUT INACCURACIES OR CHANGES OF THIS PROSPECTUS, IF ANY. ALL THE OPINIONS AND CONCLUSIONS CONTAINED IN THIS PROSPECTUS MAY BE CHANGED WITHOUT NOTICE.
PORTUGAL
THIS OFFERING IS ADDRESSED ONLY TO QUALIFIED INVESTORS THAT ARE “PROFESSIONAL ENTITIES” AS DEFINED UNDER ARTICLE 30 OF THE PORTUGUESE SECURITIES CODE
(DECREE-LAW
486/99, DATED NOVEMBER 13, 2000, AS AMENDED).
QATAR AND QATAR FINANCIAL CENTRE
THIS PROSPECTUS IS PROVIDED ON AN EXCLUSIVE BASIS TO THE SPECIFICALLY INTENDED RECIPIENT THEREOF, UPON SUCH RECIPIENT’S REQUEST AND INITIATIVE, AND FOR SUCH RECIPIENT’S PERSONAL USE ONLY.
NOTHING IN THIS PROSPECTUS CONSTITUTES, IS INTENDED TO CONSTITUTE, SHALL BE TREATED AS CONSTITUTING OR SHALL BE DEEMED TO CONSTITUTE ANY OFFER OR SALE OF SECURITIES IN THE STATE OF QATAR OR IN THE QATAR FINANCIAL CENTRE, OR THE INWARD MARKETING OF AN INVESTMENT FUND OR AN ATTEMPT TO DO BUSINESS, AS A BANK, AN INVESTMENT COMPANY OR OTHERWISE IN THE STATE OF QATAR OR IN THE QATAR FINANCIAL CENTRE.
NEITHER THIS PROSPECTUS NOR THE SHARES HAVE BEEN APPROVED, REGISTERED OR LICENSED BY THE QATAR CENTRAL BANK, THE QATAR FINANCIAL CENTRE REGULATORY AUTHORITY, THE QATAR FINANCIAL MARKETS AUTHORITY OR ANY OTHER REGULATOR IN THE STATE OF QATAR OR THE QATAR FINANCIAL CENTRE.
NEITHER THIS PROSPECTUS NOR ANY RELATED DOCUMENTS HAVE BEEN REVIEWED OR APPROVED BY THE QATAR FINANCIAL CENTRE REGULATORY AUTHORITY OR THE QATAR CENTRAL BANK.
NO TRANSACTION WILL BE CONDUCTED WITHIN THE JURISDICTION OF THE STATE OF QATAR OR THE QATAR FINANCIAL CENTRE. RECOURSE AGAINST THE FUND AND THOSE INVOLVED WITH IT, MAY BE LIMITED OR DIFFICULT AND MAY HAVE TO BE PURSUED IN A JURISDICTION OUTSIDE QATAR AND THE QATAR FINANCIAL CENTRE.
ANY DISTRIBUTION OF THIS PROSPECTUS BY THE RECIPIENT TO THIRD PARTIES IN QATAR OR THE QATAR FINANCIAL CENTRE IN BREACH OF THE TERMS HEREOF IS NOT AUTHORIZED AND SHALL BE AT THE LIABILITY OF SUCH RECIPIENT.
RUSSIA
NONE OF THIS PROSPECTUS, THE OFFER DESCRIBED HEREIN OR ANY INFORMATION CONTAINED HEREIN CONSTITUTES AN OFFER (
OFERTA
) PURSUANT TO RUSSIAN LAW, AN ADVERTISEMENT, AN INVITATION TO MAKE AN OFFER, OR AN OFFER OF SECURITIES OR OTHER FINANCIAL INSTRUMENTS, IN EACH CASE TO AN UNLIMITED NUMBER OF PERSONS WITHIN THE TERRITORY OF THE RUSSIAN FEDERATION. NEITHER THIS PROSPECTUS NOR THE OFFER DESCRIBED HEREIN CONSTITUTES OR IS INTENDED FOR THE PLACEMENT OR CIRCULATION OF SECURITIES OF FOREIGN ISSUERS IN THE RUSSIAN FEDERATION. THE SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED AS SECURITIES IN THE RUSSIAN FEDERATION, OR ADMITTED TO PLACEMENT OR PUBLIC CIRCULATION IN THE

RUSSIAN FEDERATION. THE INFORMATION CONTAINED HEREIN CANNOT BE PASSED ON TO THIRD PARTIES OR OTHERWISE BE MADE PUBLICLY AVAILABLE IN THE RUSSIAN FEDERATION. THE SHARES ARE NOT INTENDED FOR “OFFERING,” “PLACEMENT” OR “CIRCULATION” (EACH AS DEFINED IN RUSSIAN SECURITIES LAWS) IN THE RUSSIAN FEDERATION, EXCEPT AS PERMITTED BY RUSSIAN LAW.
SAUDI ARABIA
THIS PROSPECTUS MAY NOT BE DISTRIBUTED IN THE KINGDOM OF SAUDI ARABIA EXCEPT TO SUCH PERSONS AS ARE PERMITTED UNDER THE INVESTMENT FUND REGULATIONS ISSUED BY THE CAPITAL MARKET AUTHORITY.
THE CAPITAL MARKET AUTHORITY DOES NOT MAKE ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THIS DOCUMENT, AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS ARISING FROM, OR INCURRED IN RELIANCE UPON, ANY PART OF THIS DOCUMENT. PROSPECTIVE SUBSCRIBERS OF THE SHARES OFFERED HEREBY SHOULD CONDUCT THEIR OWN DUE DILIGENCE ON THE ACCURACY OF THE INFORMATION RELATING TO THE FUND. IF YOU DO NOT UNDERSTAND THE CONTENTS OF THIS PROSPECTUS YOU SHOULD CONSULT AN AUTHORISED FINANCIAL ADVISER.
THE SHARES MAY ONLY BE OFFERED AND SOLD IN THE KINGDOM OF SAUDI ARABIA IN ACCORDANCE WITH ARTICLE 94 OF THE INVESTMENT FUNDS REGULATIONS ISSUED ON DECEMBER 24, 2006 (THE “REGULATIONS”). ARTICLE 94(A) OF THE REGULATIONS STATES THAT, IF INVESTMENT FUND SHARES ARE OFFERED TO SOPHISTICATED INVESTORS, AS SPECIFIED IN ARTICLE 74(B) OF THE REGULATIONS, OR THE MINIMUM AMOUNT PAYABLE PER OFFEREE IS NOT LESS THAN SAUDI RIYALS 1 MILLION OR AN EQUIVALENT AMOUNT IN ANOTHER CURRENCY, SUCH OFFER OF INVESTMENT FUND SHARES SHALL BE DEEMED A PRIVATE PLACEMENT FOR PURPOSES OF THE REGULATIONS. INVESTORS ARE INFORMED THAT ARTICLE 101 OF THE REGULATIONS PLACES RESTRICTIONS ON SECONDARY MARKET ACTIVITY WITH RESPECT TO SUCH INVESTMENT FUND SHARES.
BY RECEIVING THIS PROSPECTUS, THE PERSON OR ENTITY TO WHOM IT HAS BEEN ISSUED UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT THIS PROSPECTUS HAS NOT BEEN APPROVED BY THE CAPITAL MARKET AUTHORITY OR ANY OTHER AUTHORITY IN THE KINGDOM OF SAUDI ARABIA, NOR HAS OAKTREE OR ANY OF ITS RESPECTIVE AFFILIATES RECEIVED AUTHORIZATION FROM, OR BEEN LICENSED BY, THE CAPITAL MARKET AUTHORITY OR ANY OTHER AUTHORITY IN THE KINGDOM OF SAUDI ARABIA TO MARKET OR SELL THE SHARES WITHIN THE KINGDOM OF SAUDI ARABIA.
SINGAPORE
WHERE SHARES ARE OFFERED PURSUANT TO SECTION 304 OF THE SECURITIES AND FUTURES ACT, CHAPTER 289 OF SINGAPORE (AS AMENDED OR MODIFIED, THE “SFA”):
THIS PROSPECTUS HAS NOT BEEN REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE. THE OFFER OR INTENDED OFFER DOES NOT RELATE TO A COLLECTIVE INVESTMENT SCHEME WHICH IS AUTHORISED UNDER SECTION 286 OF THE SFA OR RECOGNISED UNDER SECTION 287 OF THE SFA. ACCORDINGLY, THIS PROSPECTUS AND ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE OF, OR INVITATION FOR SUBSCRIPTION FOR OR PURCHASE OF, SHARES MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY SHARES BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE OTHER THAN TO AN INSTITUTIONAL INVESTOR UNDER SECTION 304 OR 304A OF THE SFA.

WHERE SHARES ARE OFFERED PURSUANT TO SECTION 302C OF THE SFA (PRIVATE PLACEMENT):
THIS PROSPECTUS IS CONFIDENTIAL. IT IS ADDRESSED SOLELY TO AND IS FOR THE EXCLUSIVE USE OF THE INTENDED RECIPIENT OF THIS PROSPECTUS. ANY OFFER OR INVITATION IN RESPECT OF SHARES IS CAPABLE OF ACCEPTANCE ONLY BY SUCH PERSON AND IS NOT TRANSFERABLE. THIS PROSPECTUS MAY NOT BE DISTRIBUTED OR GIVEN TO ANY PERSON OTHER THAN THE INTENDED RECIPIENT OF THIS PROSPECTUS AND SHOULD BE RETURNED IF SUCH PERSON DECIDES NOT TO PURCHASE ANY SHARES. THIS PROSPECTUS SHOULD NOT BE REPRODUCED, IN WHOLE OR IN PART.
THIS PROSPECTUS HAS NOT BEEN REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE. ACCORDINGLY, THIS PROSPECTUS AND ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE OF, OR INVITATION FOR SUBSCRIPTION FOR OR PURCHASE OF SHARES MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY SHARES BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE OTHER THAN TO A PERSON WHO IS AN ACCREDITED INVESTOR (AS DEFINED IN THE SFA):

( A )
PURSUANT TO, AND IN ACCORDANCE WITH, THE CONDITIONS OF AN EXEMPTION UNDER ANY PROVISION OF SUBDIVISION (4) OF DIVISION 2 OF PART XIII OF THE SFA, OTHER THAN AN EXEMPTION IN SECTION 302C AND SECTION 305C OF THE SFA; OR

( B )
PURSUANT TO, AND IN ACCORDANCE WITH, THE CONDITIONS OF AN EXEMPTION IN SECTION 302C OF THE SFA WHERE THE OFFER, SALE OR INVITATION TO THE INTENDED RECIPIENT IS NOT MADE WITH A VIEW TO THE SHARES BEING SUBSEQUENTLY THE SUBJECT OF AN OFFER, SALE OR INVITATION TO ANOTHER PERSON UNDER SECTION 302C OR SECTION 305C OF THE SFA.

NO OFFER OF THE FUND IS BEING MADE TO PERSONS IN SINGAPORE AND THE FUND WILL NOT ACCEPT APPLICATIONS FROM PERSONS IN SINGAPORE.
THE SHARES ARE CAPITAL MARKETS PRODUCTS OTHER THAN PRESCRIBED CAPITAL MARKETS PRODUCTS (AS DEFINED IN THE SECURITIES AND FUTURES (CAPITAL MARKETS PRODUCTS) REGULATIONS 2018) AND SPECIFIED INVESTMENT PRODUCTS (AS DEFINED IN MAS NOTICE SFA
04-N12:
NOTICE ON THE SALE OF INVESTMENT PRODUCTS AND MAS NOTICE
FAA-N16:
NOTICE ON RECOMMENDATIONS ON INVESTMENT PRODUCTS).
SOUTH AFRICA
THIS PROSPECTUS IS STRICTLY PRIVATE AND CONFIDENTIAL AND DOES NOT CONSTITUTE AN OFFER TO THE PUBLIC IN TERMS OF SOUTH AFRICAN LAW. THIS PROSPECTUS IS BEING ISSUED TO A LIMITED NUMBER OF SOPHISTICATED INVESTORS, MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE, NOR PROVIDED TO ANY PERSON OTHER THAN THE ORIGINAL RECIPIENT THEREOF. THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY.
SOUTH KOREA
THIS PROSPECTUS IS BEING PROVIDED IN RESPONSE TO THE SPECIFIC REQUEST OF THE RECIPIENT AND SHOULD NOT BE CONSTRUED IN ANY WAY AS THE FUND (OR ANY OF ITS AFFILIATES OR AGENTS) SOLICITING INVESTMENT OR OFFERING TO SELL THE SHARES. THE FUND MAKES NO REPRESENTATION WITH RESPECT TO THE ELIGIBILITY OF ANY RECIPIENTS OF THIS PROSPECTUS TO ACQUIRE THE SHARES UNDER THE LAWS OF KOREA, INCLUDING,

WITHOUT LIMITATION, THE FOREIGN EXCHANGE TRANSACTION LAW AND REGULATIONS THEREUNDER. THE SHARES HAVE NOT BEEN REGISTERED WITH THE FINANCIAL SERVICES COMMISSION OF KOREA (THE “FSC”) IN KOREA UNDER THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT OF KOREA, AND THE SHARES MAY NOT BE OFFERED, SOLD OR DELIVERED, OR OFFERED OR SOLD TO ANY PERSON FOR REOFFERING OR RESALE, DIRECTLY OR INDIRECTLY, IN KOREA OR TO ANY RESIDENT OF KOREA EXCEPT PURSUANT TO APPLICABLE LAWS AND REGULATIONS OF KOREA. FURTHERMORE, THE SHARES MAY NOT BE RESOLD TO KOREAN RESIDENTS UNLESS THE PURCHASER OF THE SHARES COMPLIES WITH ALL APPLICABLE REGULATORY REQUIREMENTS (INCLUDING, WITHOUT LIMITATION, GOVERNMENTAL APPROVAL REQUIREMENTS UNDER THE FOREIGN EXCHANGE TRANSACTION LAW AND ITS SUBORDINATE DECREES AND REGULATIONS) IN CONNECTION WITH THE PURCHASE OF THE SHARES.
SPAIN
SHARES MAY NOT BE OFFERED OR SOLD IN SPAIN EXCEPT IN ACCORDANCE WITH THE REQUIREMENTS OF APPLICABLE SPANISH LAW AND THE INTERPRETATIONS THEREOF BY THE
COMISIÓN NACIONAL DEL MERCADO DE VALORES
(THE “CNMV”). THIS PROSPECTUS IS NEITHER VERIFIED NOR REGISTERED WITH THE CNMV, AND THEREFORE NO MARKETING OR ADVERTISING ACTIVITY, AS DEFINED BY ACT 22/2014, OF 13 NOVEMBER, ON PRIVATE EQUITY INSTITUTIONS, OTHER CLOSED END COLLECTIVE INVESTMENT INSTITUTIONS AND THE MANAGEMENT COMPANIES OF THE CLOSED END INVESTMENT INSTITUTIONS, WITH RESPECT TO THE SHARES HAS BEEN OR WILL BE CARRIED OUT IN SPAIN.
SWEDEN
THIS PROSPECTUS HAS NOT BEEN NOR WILL IT BE REGISTERED WITH OR APPROVED BY,
FINANSINSPEKTIONEN
, THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY. ACCORDINGLY, THIS PROSPECTUS MAY NOT BE MADE AVAILABLE, NOR MAY THE SHARES OFFERED HEREUNDER BE MADE AVAILABLE AND OFFERED FOR SALE IN SWEDEN, OTHER THAN UNDER CIRCUMSTANCES WHICH ARE DEEMED NOT TO REQUIRE A PROSPECTUS UNDER THE EU PROSPECTUS REGULATION (EU) 2017/1129 REPEALING DIRECTIVE 2003/71/EC. NO ACTION HAS OR WILL BE TAKEN THAT WOULD ALLOW
PRE-MARKETING
OR MARKETING OF THE SHARES WITHIN THE TERRITORY OF SWEDEN. AS SUCH THE FUND MAY NOT BE
PRE-MARKETED
OR MARKETED, AND THIS PROSPECTUS MAY NOT BE SENT, TO PROSPECTIVE INVESTORS RESIDENT IN SWEDEN UNLESS SUCH SOLICITATION WAS INITIATED BY THE INVESTOR, I.E. ON A REVERSE SOLICITATION BASIS.
SWITZERLAND
NO OFFER OR MARKETING OF THE SHARES IN THE FUND WILL BE MADE TO, AND DIRECTED AT, QUALIFIED INVESTORS WITH AN
OPTING-OUT
PURSUANT TO ARTICLE 5(1) FINSA AND WITHOUT ANY PORTFOLIO MANAGEMENT OR ADVISORY RELATIONSHIP WITH A FINANCIAL INTERMEDIARY PURSUANT TO ARTICLE 10(3TER) CISA.
THE OFFER AND THE MARKETING OF SHARES IN THE FUND IN SWITZERLAND WILL BE EXCLUSIVELY MADE TO, AND DIRECTED AT, QUALIFIED INVESTORS (THE “QUALIFIED INVESTORS”), AS DEFINED IN ARTICLE 10(3) AND 3(TER) CISA AND ITS IMPLEMENTING ORDINANCE, AT THE EXCLUSION OF QUALIFIED INVESTORS WITH AN OPTING OUT PURSUANT TO ARTICLE 5(1) FINSA AND WITHOUT ANY PORTFOLIO MANAGEMENT RELATIONSHIP WITH AN FINANCIAL INTERMEDIARY PURSUANT TO ARTICLE 10(3TER) CISA (“EXCLUDED QUALIFIED INVESTORS”). ACCORDINGLY, THE FUND HAS NOT BEEN AND WILL NOT BE REGISTERED WITH

THE SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (“FINMA”) AND NO REPRESENTATIVE OR PAYING HAVE BEEN OR WILL BE APPOINTED IN SWITZERLAND. THIS PROSPECTUS AND/OR ANY OTHER OFFERING OR MARKETING MATERIALS RELATING TO THE SHARES IN THE FUND MAY BE MADE AVAILABLE IN SWITZERLAND SOLELY TO QUALIFIED INVESTORS, AT THE EXCLUSION OF EXCLUDED QUALIFIED INVESTORS. THE LEGAL DOCUMENTS OF THE FUND MAY BE OBTAINED FREE OF CHARGE FROM OAKTREE.
TAIWAN
THE SHARES ARE PERMITTED TO BE MADE AVAILABLE OUTSIDE TAIWAN, THE REPUBLIC OF CHINA (“R.O.C.”) FOR PURCHASE BY R.O.C. RESIDENT INVESTORS OUTSIDE THE R.O.C. BUT ARE NOT PERMITTED TO BE OFFERED, SOLD OR OTHERWISE MARKETED IN THE R.O.C.
THAILAND
NONE OF OAKTREE, OAKTREE CAPITAL (HONG KONG) LIMITED OR ANY OF THEIR RESPECTIVE AFFILIATES MAINTAINS ANY LICENSES, AUTHORIZATIONS OR REGISTRATIONS IN THAILAND NOR IS ANY OF THE MATERIAL AND INFORMATION CONTAINED, OR THE RELEVANT SECURITIES OR PRODUCTS SPECIFIED, HEREIN APPROVED OR REGISTERED IN THAILAND. THIS PROSPECTUS HAS BEEN PROVIDED AT THE RECIPIENT’S INITIAL REQUEST FOR INFORMATIONAL PURPOSES ONLY AND MUST NOT BE COPIED OR REDISTRIBUTED TO ANY OTHER PERSON WITHOUT THE PRIOR CONSENT OF OAKTREE AND IN NO WAY CONSTITUTES AN OFFER, SOLICITATION, ADVERTISEMENT OR ADVICE OF, OR IN RELATION TO, THE RELEVANT SECURITIES OR PRODUCTS BY OAKTREE, OAKTREE CAPITAL (HONG KONG) LIMITED OR ANY OF THEIR RESPECTIVE AFFILIATES IN THAILAND.
TURKEY
THE OFFERING OF THE SHARES HAS NOT BEEN AND WILL NOT BE REGISTERED WITH THE TURKISH CAPITAL MARKETS BOARD (THE “CMB”) AND, ACCORDINGLY, THE SHARES MAY NOT BE OFFERED OR SOLD WITHIN THE REPUBLIC OF TURKEY UNDER PREVAILING CAPITAL MARKETS LEGISLATION. HOWEVER, THERE IS NO RESTRICTION ON THE PURCHASE OR SALE OF THE SHARES BY RESIDENTS OF TURKEY,
PROVIDED
THAT THEY PURCHASE OR SELL THE SHARES IN THE FINANCIAL MARKETS OUTSIDE TURKEY, THROUGH BANKS, SPECIAL FINANCE INSTITUTIONS AND BROKERS PURSUANT TO THE CMB REGULATIONS IN ACCORDANCE WITH DECREE 32.
UNITED ARAB EMIRATES (EXCLUDING THE DIFC AND ADGM)
BY RECEIVING THIS PROSPECTUS, THE PERSON OR ENTITY TO WHOM IT HAS BEEN ISSUED UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT THIS PROSPECTUS AND THE SHARES RELATE TO THE FUND, WHICH IS A FOREIGN INVESTMENT FUND. THE FUND IS NOT SUBJECT TO ANY FORM OF REGULATION BY THE CENTRAL BANK OF THE UNITED ARAB EMIRATES (THE “UAE”), THE UAE SECURITIES AND COMMODITIES AUTHORITY (THE “SCA”) OR ANY OTHER AUTHORITY IN THE UAE (COLLECTIVELY, THE “UAE REGULATORY AUTHORITIES”). THE FUND IS NOT APPROVED, REGISTERED OR LICENSED BY ANY OF THE UAE REGULATORY AUTHORITIES, AND NO APPROVAL HAS BEEN RECEIVED FROM ANY OF THE UAE REGULATORY AUTHORITIES TO MARKET, OFFER OR SELL THE SHARES IN THE UAE.
NONE OF THE UAE REGULATORY AUTHORITIES HAS ANY RESPONSIBILITY IN RESPECT OF THIS PROSPECTUS AND, ACCORDINGLY, NONE OF THE UAE REGULATORY AUTHORITIES HAS APPROVED THIS PROSPECTUS, TAKEN ANY STEPS TO VERIFY THE INFORMATION SET OUT HEREIN OR HAS ANY RESPONSIBILITY FOR IT.

THE OFFERING OF THE SHARES DOES NOT CONSTITUTE A PUBLIC OFFER OF SECURITIES UNDER APPLICABLE LAWS OF THE UAE AND THE SHARES WILL NOT BE ADMITTED TO TRADING ON ANY STOCK EXCHANGE IN THE UAE. THE SHARES MAY NOT BE OFFERED OR SOLD DIRECTLY OR INDIRECTLY TO THE PUBLIC IN THE UAE.
THE SHARES ARE ONLY BEING OFFERED TO (A) A LIMITED NUMBER OF EXEMPT PROFESSIONAL INVESTORS IN THE UAE WHO FALL UNDER ONE OF THE FOLLOWING CATEGORIES: (1) FEDERAL OR LOCAL GOVERNMENT; (2) GOVERNMENT INSTITUTIONS AND AGENCIES OR COMPANIES WHOLLY OWNED BY ANY OF THEM; (3) BANKS; (4) INSURANCE COMPANIES; (5) FINANCING COMPANIES; (6) INVESTMENT COMPANIES, OR (B) A LIMITED NUMBER OF INVESTORS IN THE UAE WHO ARE WILLING AND ABLE TO CONDUCT AN INDEPENDENT INVESTIGATION OF THE RISKS INVOLVED IN AN INVESTMENT IN SUCH SHARES AND SOLELY UPON THEIR SPECIFIC REQUEST, IN WHICH CASE THIS PROSPECTUS IS FOR THE USE OF THE NAMED ADDRESSEES ONLY, WHO HAVE SPECIFICALLY REQUESTED IT WITHOUT A PROMOTION EFFECTED BY OAKTREE CAPITAL MANAGEMENT (DUBAI) LIMITED, ITS PROMOTERS OR THE DISTRIBUTORS OF THE SHARES, AND SHOULD NOT BE GIVEN OR SHOWN TO ANY OTHER PERSON (OTHER THAN EMPLOYEES, AGENTS OR CONSULTANTS IN CONNECTION WITH THE ADDRESSEES’ CONSIDERATION THEREOF).
NOTHING CONTAINED IN THIS PROSPECTUS IS INTENDED TO CONSTITUTE UAE INVESTMENT, LEGAL, TAX, ACCOUNTING OR OTHER PROFESSIONAL ADVICE. THIS PROSPECTUS IS FOR THE INFORMATION OF PROSPECTIVE EXEMPT QUALIFIED INVESTORS ONLY AND NOTHING IN THIS PROSPECTUS IS INTENDED TO ENDORSE OR RECOMMEND A PARTICULAR COURSE OF ACTION. PROSPECTIVE INVESTORS SHOULD SEEK APPROPRIATE PROFESSIONAL ADVICE. THE OFFERING OF THE SHARES AND THE FUND, AND THE ISSUE OF THIS PROSPECTUS, IN THE UAE ARE SUBJECT TO ANY CHANGES IN THE LAWS OF THE UAE.
UNITED KINGDOM
FOLLOWING IMPLEMENTATION OF THE AIFMD, THE OFFERING OR PLACEMENT OF SHARES TO OR WITH INVESTORS DOMICILED OR WITH A REGISTERED OFFICE IN THE UNITED KINGDOM MAY BE RESTRICTED OR PROHIBITED UNDER THE LAW IN THE UNITED KINGDOM, OR MAY BE PERMITTED ONLY IF THE AIFM COMPLIES WITH CERTAIN PROCEDURAL AND SUBSTANTIVE OBLIGATIONS. THE INCLUSION OF THIS OFFERING LEGEND IN RESPECT OF THE UNITED KINGDOM DOES NOT IMPLY THAT AN OFFERING OR PLACEMENT OF SHARES HAS BEEN OR WILL BE MADE TO OR WITH INVESTORS DOMICILED OR WITH A REGISTERED OFFICE IN THE UNITED KINGDOM; ANY SUCH OFFERING OR PLACEMENT WILL BE MADE ONLY WHERE: (
I
) THIS IS PERMITTED UNDER THE LAW OF THE UNITED KINGDOM; AND (
II
) THE AIFM ELECTS TO COMPLY WITH ALL RELEVANT PROCEDURAL AND SUBSTANTIVE OBLIGATIONS RELATING TO THE OFFERING OR PLACEMENT OF SHARES.
NOTWITHSTANDING THE FOREGOING PARAGRAPH, THE AIFMD DOES NOT RESTRICT A
UK-BASED
INVESTOR FROM INVESTING IN THE FUND ON ITS OWN INITIATIVE. THIS PROSPECTUS MAY BE PROVIDED TO AN INVESTOR WHO IS DOMICILED OR HAS A REGISTERED OFFICE IN THE UNITED KINGDOM IN RESPONSE TO AN
OWN-INITIATIVE
REQUEST, EVEN WHERE THE SHARES ARE NOT OTHERWISE BEING OFFERED OR PLACED TO OR WITH INVESTORS BASED IN THE UNITED KINGDOM AT THE INITIATIVE OR ON BEHALF OF OAKTREE.
SHARES IN THE FUND ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR WITHIN THE MEANING OF THE SECOND MARKETS IN FINANCIAL INSTRUMENTS DIRECTIVE (2014/65/EU), AS IMPLEMENTED AND RETAINED BY THE UNITED

KINGDOM AND AMENDED FROM TIME TO TIME, AND THEREFORE NO KEY INFORMATION DOCUMENT (KID) IS REQUIRED TO BE PROVIDED TO INVESTORS IN ACCORDANCE WITH THE PACKAGED RETAIL AND INSURANCE-BASED INVESTMENT PRODUCTS REGULATION (NO 1286/2014) AS IMPLEMENTED AND RETAINED BY THE UNITED KINGDOM AND AMENDED FROM TIME TO TIME, AND THE COMMISSION DELEGATED REGULATION (EU) 2017/653 AS IMPLEMENTED AND RETAINED BY THE UNITED KINGDOM AND AMENDED FROM TIME TO TIME.
IN THE UNITED KINGDOM, THIS MEMORANDUM CONSTITUTES A FINANCIAL PROMOTION AND MAY ONLY BE DISTRIBUTED AND INTERESTS IN THE FUND MAY ONLY BE OFFERED OR PLACED TO PROFESSIONAL INVESTORS IN THE UNITED KINGDOM TO THE EXTENT THAT:

(A)
IF THIS PROSPECTUS IS DISTRIBUTED BY A PERSON WHO IS NOT AN
FCA-AUTHORISED
PERSON, SUCH OFFER OR DISTRIBUTION IS MADE ONLY TO, OR DIRECTED ONLY AT (
I
) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “FPO”); (
II
) HIGH NET WORTH ENTITIES FALLING WITHIN ARTICLE 49(2) OF THE FPO; (
III
) PERSONS FALLING WITHIN THE CATEGORIES OF “CERTIFIED
HIGH-NET
WORTH INDIVIDUAL” DESCRIBED IN ARTICLE 48(2) OF THE FPO (BEING INDIVIDUALS WHO HAVE CERTIFIED THEIR NET WORTH IN THE FORM AND AS REQUIRED BY THE FPO) AND “SELF-CERTIFIED SOPHISTICATED INVESTOR” DESCRIBED IN ARTICLE 50A(1) OF THE FPO (BEING INDIVIDUALS WHO HAVE CERTIFIED THAT THEY ARE A SOPHISTICATED INVESTOR IN THE FORM AND AS REQUIRED BY THE FPO); OR (
IV
) ANY OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED; OR

(B)
IF THIS PROSPECTUS IS DISTRIBUTED BY A PERSON WHO IS AN
FCA-AUTHORISED
PERSON, SUCH OFFER OR DISTRIBUTION IS BEING MADE ONLY TO, OR DIRECTED ONLY AT (
I
) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 14(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (PROMOTION OF COLLECTIVE INVESTMENT SCHEMES) EXEMPTIONS ORDER 2001 (THE “CISO”); (
II
) HIGH NET WORTH ENTITIES FALLING WITHIN ARTICLE 22(2) OF THE CISO; (
III
) PERSONS FALLING WITHIN THE CATEGORIES OF “CERTIFIED
HIGH-NET
WORTH INDIVIDUAL” DESCRIBED IN ARTICLE 21(2) OF THE CISO (BEING INDIVIDUALS WHO HAVE CERTIFIED THEIR NET WORTH IN THE FORM AND AS REQUIRED BY THE CISO) AND “SELF-CERTIFIED SOPHISTICATED INVESTOR” DESCRIBED IN ARTICLE 23A(1) OF THE CISO (BEING INDIVIDUALS WHO HAVE CERTIFIED THAT THEY ARE A SOPHISTICATED INVESTOR IN THE FORM AND AS REQUIRED BY THE CISO); (
IV
) PERSONS FALLING WITHIN THE CATEGORIES OF PERSONS DESCRIBED IN COBS 4.12 OF THE FCA HANDBOOK OF RULES AND GUIDANCE; OR (
V
) ANY OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED,

(ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). PERSONS WHO ARE NOT RELEVANT PERSONS MUST NOT ACT ON THIS PROSPECTUS OR ANY OF ITS CONTENTS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS. RECIPIENTS MUST NOT DISTRIBUTE, PUBLISH, REPRODUCE, OR DISCLOSE THIS PROSPECTUS, IN WHOLE OR IN PART, TO ANY OTHER PERSON.
ANY PERSON WHO IS IN ANY DOUBT ABOUT AN INVESTMENT IN THE FUND SHOULD CONSULT AN AUTHORIZED PERSON SPECIALIZING IN ADVISING ON PARTICIPATION IN UNREGULATED COLLECTIVE INVESTMENT SCHEMES. IT IS THE RESPONSIBILITY OF THE PROSPECTIVE INVESTORS TO SATISFY THEMSELVES AS TO FULL COMPLIANCE WITH THE RELEVANT LAWS

AND REGULATIONS OF ANY TERRITORY IN CONNECTION WITH ANY APPLICATION TO PARTICIPATE IN THE FUND, INCLUDING OBTAINING ANY REQUISITE GOVERNMENTAL OR OTHER CONSENT AND ADHERING TO ANY OTHER FORMALITY PRESCRIBED IN SUCH TERRITORY.
URUGUAY
IN URUGUAY THE SHARES ARE BEING PLACED RELYING ON A PRIVATE PLACEMENT (“
OFERTA
PRIVADA
”) PURSUANT TO SECTION 2 OF LAW 18.627. THE SHARES ARE NOT AND WILL NOT BE REGISTERED WITH THE FINANCIAL SERVICES SUPERINTENDENCE OF THE CENTRAL BANK OF URUGUAY TO BE PUBLICLY OFFERED IN URUGUAY. THE FUND IS NOT CONSTITUTED UNDER LAW NR. 16.774 AND WILL NOT BE REGISTERED WITH THE CENTRAL BANK OF URUGUAY. THE SHARES CORRESPOND TO AN INVESTMENT FUND THAT IS NOT AN INVESTMENT FUND REGULATED BY URUGUAYAN LAW 16,774 DATED 27 SEPTEMBER 1996, AS AMENDED.
VENEZUELA
NEITHER THIS PROSPECTUS NOR THE SHARES IN THE FUND HAVE BEEN APPROVED, DISAPPROVED OR PASSED ON IN ANY WAY BY THE NATIONAL SUPERINTENDENCE OF SECURITIES, OFFICE OF THE SUPERINTENDENT OF THE BANKING SECTOR ENTITIES OR ANY OTHER GOVERNMENTAL AUTHORITY IN VENEZUELA, NOR HAS THE FUND RECEIVED AUTHORIZATION OR LICENSING FROM THE NATIONAL SUPERINTENDENCE OF SECURITIES, OFFICE OF THE SUPERINTENDENT OF THE BANKING SECTOR ENTITIES OR ANY OTHER GOVERNMENTAL AUTHORITY IN VENEZUELA TO MARKET OR SELL SHARES IN THE FUND WITHIN VENEZUELA. THIS PROSPECTUS IS STRICTLY CONFIDENTIAL AND MAY NOT BE REPRODUCED, USED FOR ANY OTHER PURPOSE OR PROVIDED TO ANY PERSON OTHER THAN THE INTENDED.

HOW TO SUBSCRIBE
You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Distribution Manager. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our shares, shareholders may have difficulty selling their shares if we choose to offer to repurchase only some, or even none, of the shares that investors desire to have repurchased in a particular quarter, or if our Board of Trustees modifies or suspends the share repurchase program.
Investors who meet the suitability standards described in this prospectus may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•
Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Distribution Manager. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

•
Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. Checks should be made payable, or wire transfers directed, to “Oaktree Strategic Credit Fund.” For Class T, Class S and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the Distribution Manager. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

•
By executing the subscription agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription requests as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement with appropriate responses, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month (unless waived by the Distribution Manager).
For example, if you wish to subscribe for Common Shares in March, your completed and executed subscription request must be received at least five business days before April 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV as of March 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available on our website, www.osc.brookfield.com, generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of April.
If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.
Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place a subscription request to buy shares and your payment is not received and collected, your subscription request may be canceled and you could be liable for any losses or fees we have incurred.
You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.
Purchase Price
Our shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares as of the Purchase Date.
We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:

•
On each business day, our transfer agent will collect subscription requests. Notwithstanding the submission of an initial subscription request, we can reject subscription requests for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription requests as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement with appropriate responses and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month. If a subscription request is received less than five business days prior to the first day of the month, unless waived by the Distribution Manager, the subscription request will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your subscription request is executed may be different than the price per share for the month in which you submitted your subscription request.

•
Generally, within 20 business days after the first calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for shares purchased with that effective date.

•	Completed subscription requests will not be accepted by us before two business days before the first calendar day of each month.

•
Subscribers are not committed to purchase shares at the time their subscription requests are submitted and any subscription may be canceled at any time before it has been accepted, which will not be earlier than two business days before the first calendar day of the next month. You may cancel your subscription request by notifying the transfer agent, through your financial intermediary or by notifying Oaktree Strategic Credit Fund directly on our toll-free, automated telephone line, (855)
777-8001.

•
You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the shareholder transactions are settled when the applicable NAV per share is determined. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website, www.osc.brookfield.com, including supplements to the prospectus.

Our NAV may vary significantly from one month to the next. Through our website at www.osc.brookfield.com, you will have information about the most recently available NAV per share.
In contrast to securities traded on an exchange or
over-the-counter,
where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASE PROGRAM
We do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase our Common Shares, your ability to sell your shares will be limited.
We have commenced a share repurchase program in which we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter; provided that we reserve the right in our sole discretion to purchase additional outstanding Common Shares representing up to 2.0% of the outstanding Common Shares each quarter without amending or extending the repurchase offer as permitted by Rule
13e-4(f)(1)
of the Exchange Act. Our Board of Trustees may amend or suspend the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. For example, in accordance with our Board of Trustees’ fiduciary duty to the Fund and shareholders, it may amend or suspend the share repurchase program during periods of market dislocation where selling assets to fund a repurchase could have a materially negative impact on remaining shareholders. As a result, share repurchases may not be available each quarter. Following any such suspension, the Board of Trustees will consider on at least a quarterly basis whether the continued suspension of the share repurchase program is in the best interest of the Fund and shareholders, and will reinstate the share repurchase program when and if appropriate and subject to its fiduciary duty to the Fund and shareholders.
We intend to conduct repurchase offers under the share repurchase program in accordance with the requirements of Rule
13e-4
promulgated under the Exchange Act and the Investment Company Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter pursuant to a tender offer, we expect to repurchase shares at the expiration of the tender offer using a purchase price equal to the NAV per share as of Valuation Date, except that shares that have a prospective repurchase date that is within the one-year
period following the original issue date of the shares will be subject to the Early Repurchase Deduction. The one-year
holding period will be deemed satisfied if the shares to be repurchased would have been outstanding for one year or longer as of the subscription closing date immediately following the applicable Valuation Date, which subscription closing date the Fund deems the prospective repurchase date for the applicable offer. For example, if a shareholder purchased Common Shares as of an April 1 subscription closing date, and such shareholder tendered those Common Shares on March 15 of the following year for repurchase with a Valuation Date on March 31 of such following year pursuant to the share repurchase program, the one-year
holding period would be deemed satisfied for those Common Shares. However, if a shareholder purchased Common Shares as of a May 1 subscription closing date, and such shareholder tendered those Common Shares on March 15 of the following year for repurchase with a Valuation Date March 31 of such following year pursuant to the share repurchase program, the one-year
holding period would not be deemed satisfied for those Common Shares. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
You may tender all of the Common Shares that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.
In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.

We will offer to repurchase shares on such terms as may be determined by our Board of Trustees in its complete and absolute discretion unless, in the judgment of our independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our board will exercise its discretion to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the Investment Company Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.
The Fund will offer to repurchase shares from shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all shareholders. When the Board of Trustees determines that the Fund will offer to repurchase shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at: www.osc.brookfield.com. However, our repurchase offers will generally use the NAV on or around the last business day of a calendar quarter, which will not be available until after the expiration of the applicable tender offer, so you will not know the exact price of shares in the tender offer when you make your decision whether to tender your shares.
Repurchases of shares from shareholders by the Fund will be paid in cash pursuant to a promissory note issued upon completion of a tender offer promptly after the determination of the relevant NAV per share is finalized. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of shares. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
If during any consecutive four-quarter period (each, an “LTM Repurchase Period”), we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the Adviser intends to recommend that our Board approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on
investments made in existing portfolio companies, revolver or letter of credit drawdowns and obligations under any existing Fund guarantee and except as necessary for the Fund to (i) preserve its status as a RIC under the Code and as a BDC, (ii) repay indebtedness to allow for distributions or (iii) comply with applicable law) and will use all “capital available for investing” to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer in respect of one quarter during an LTM Repurchase Period have been fully accepted; provided that the Adviser is not required to make such recommendations to the Board if the Fund has, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) during each of the four quarters in such LTM Repurchase Period or (ii) 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV) on a cumulative basis during such LTM Repurchase Period, provided that the cumulative percentage will be calculated by summing the percentage of each such quarter’s repurchases as measured against the aggregate number of shares or NAV for the applicable quarter in which the repurchases occurred.
For these purposes, “capital available for investing” will be determined based on the amount of cash on hand, less (i) Fund expenses, including, without limitation, management fees, (ii) amounts that may become due under any borrowing or other financings or similar obligations, (iii) amounts needed to meet current or anticipated debt covenants, (iv) amounts consistent with historical working capital requirements, and (v) obligations imposed by (x) law, including the requirement under the Omnibus Guidelines that we not impair our capital or operations, (y) courts, or (z) arbitration or indemnity obligations. The purpose of this recommendation would be to allow the

Fund to satisfy as many properly submitted tender requests as possible and we expect that during this time, we and our Board would also consider additional ways to improve shareholder liquidity.
If, during any LTM Repurchase Period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the investment adviser will defer its incentive fee until all properly submitted tenders in any one repurchase offer have been accepted, after which such deferred incentive fee will become payable and no further incentive fee amounts will be required to be deferred; provided that the investment adviser is not required to defer its incentive fee if the Fund has, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) during each of the four quarters in such LTM Repurchase Period or (ii) 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV) on a cumulative basis during such LTM Repurchase Period, provided that the cumulative percentage will be calculated by summing the percentage of each such quarter’s repurchases as measured against the aggregate number of shares or NAV for the applicable quarter in which the repurchases occurred.
In addition, if during any consecutive eight quarter period (each, a “2LTM Repurchase Period”), we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the Adviser intends to recommend that our Board approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on
investments made in existing portfolio companies, revolver or letter of credit drawdowns and obligations under any existing Fund guarantee and except as necessary for the Fund to (i) preserve its status as a RIC under the Code and as a BDC, (ii) repay indebtedness to allow for distributions or (iii) comply with applicable law) and will use all “capital available for investing” to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer in respect of one quarter during such 2LTM Repurchase Period have been fully accepted.
If, during any 2LTM Repurchase Period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the investment adviser will defer its incentive fee until all properly submitted tenders in any one repurchase offer have been accepted, after which such deferred incentive fee will become payable and no further incentive fee amounts will be required to be deferred.
The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have not established any limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.
Payment for repurchased shares may require us to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by our Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.
In the event that any shareholder fails to maintain the minimum balance of $500 of our shares, we may repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are subject to Early Repurchase Deduction.

DISTRIBUTION REINVESTMENT PLAN
We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash dividends declared by the Board of Trustees on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board of Trustees authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our shares, except shareholders in certain states. Shareholders can elect to “opt out” of the Fund’s distribution reinvestment plan in their subscription agreements (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan). Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares.
If any shareholder initially elects not to participate, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Fund or SS&C GIDS, Inc. (the “Plan Administrator”). Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Shares will be purchased under the distribution reinvestment plan as of the Purchase Date following the record date of the distribution.
If a shareholder seeks to terminate its participation in the distribution reinvestment plan, notice of termination must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. Any transfer of shares by a participant to a non-participant
will terminate participation in the distribution reinvestment plan with respect to the transferred shares. If a participant elects to tender its Common Shares in full, any Shares issued to the participant under the Plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the Plan will be terminated as of the valuation date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.
If you elect to opt out of the distribution reinvestment plan, you will receive any distributions we declare in cash. There will be no upfront selling commissions or Distribution Manager fees charged to you if you participate in the distribution reinvestment plan. We will pay the Plan Administrator fees under the distribution reinvestment plan. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.
Any purchases of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.
The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares as of the Purchase Date. Common Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the Common Shares offered pursuant to this prospectus.
See our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, or contact the Plan Administrator at
844-825-0488
for more information. For additional discussion regarding the tax implications of participation in the distribution reinvestment plan, see “Certain U.S. Federal Income Tax Considerations—U.S. Taxation of U.S. Shareholders.”

REGULATION
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
Qualifying Assets
Under the Investment Company Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the Investment Company Act, which are referred to as “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1)
Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. For more information regarding “Eligible Portfolio Companies”, see “Investment Objective and Strategies—Regulation as BDC.”

(2)	Securities of any Eligible Portfolio Company controlled by the Fund.

(3)
Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)
Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.
Significant Managerial Assistance
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments
Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to in this prospectus, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets. We may also invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as the Fund, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.
Warrants
Under the Investment Company Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.
Leverage and Senior Securities; Coverage Ratio
We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the Investment Company Act, would at least equal 150% immediately after each such issuance. On December 17, 2021, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the Investment Company Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.
We have established one or more credit facilities and/or subscription facilities and may establish additional credit facilities and/or subscription facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. For additional information about our existing credit facilities, including amendments, see Part II, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion and Analysis of Results of Operations—Leverage.” It is anticipated that any credit facilities we enter into will bear interest at floating rates at to be determined spreads over SOFR or one or more alternative benchmark rates such as SONIA, the Euro Interbank Offered Rate, the federal funds rate or prime rate. We cannot assure shareholders that we will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.
We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

Code of Ethics
We and the Adviser have each adopted a code of ethics pursuant to Rule
17j-1
under the Investment Company Act and Rule
204A-1
under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Copies of our and the Adviser’s code of ethics are filed as exhibits to the registration statement of which this prospectus forms a part.
Affiliated Transactions
We may be prohibited under the Investment Company Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. The Adviser has received exemptive relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is the Adviser or an investment adviser controlling, controlled by or under common control with the Adviser, as well as certain Oaktree proprietary accounts, to participate in negotiated co-investment
transactions where doing so is consistent with the applicable regulatory requirements and other pertinent factors, and pursuant to the conditions of the SEC order.
Proxy Voting Policies and Procedures
We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser, and, accordingly, are subject to change.
As an investment adviser registered under the Advisers Act, the Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule
206(4)-6
under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.
Proxy Policies
The Adviser will vote proxies in what it perceives to be the best interest of the Fund. The Adviser will review on a case-by-case
basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although the Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.
The Adviser’s proxy voting decisions will be made by officers who are responsible for monitoring each of the Fund’s investments. To ensure that the vote is not the product of a conflict of interest, the Adviser will require that: (1) anyone involved in the decision-making process disclose to the Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how the Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.
Proxy Voting Records
You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Oaktree Strategic Credit Fund, c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.

Other
We will be periodically examined by the SEC for compliance with the Investment Company Act and be subject to the periodic reporting and related requirements of the Exchange Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the Investment Company Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.
Our website is www.osc.brookfield.com.
We make available free of charge on our website our annual report on Form
10-K,
quarterly reports on Form
10-Q,
current reports on Form
8-K,
proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make available on our website certain financial information. Accordingly, investors should monitor our website in addition to monitoring our SEC filings and any other information we release publicly. Information on our website is not incorporated into or a part of this prospectus.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
General
The following is a discussion of certain U.S. federal income tax considerations relating to an investment in the Common Shares.
This summary does not purport to be a complete description of all the income tax considerations applicable to such an investment. For example, this summary does not describe all of the tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt
organizations or governmental organizations, insurance companies, private college and university endowments, charitable remainder trusts, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein), brokers or dealers in securities, a trader in securities that elects to use a mark-to-market
method of accounting for its securities holdings, pension plans and trusts, banks and financial institutions, real estate investment trusts, other RICs, U.S. persons with a functional currency other than the U.S. dollar,
non-U.S.
stockholders (as defined below) engaged in a trade or business in the United States or entitled to claim the benefits of an applicable income tax treaty, nonresident alien individuals who are present in the United States for 183 days or more in a taxable year, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, “controlled foreign corporations,” (“CFCs”), “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax and persons that will hold our common stock as a position in a “straddle,” “hedge” or as part of a “wash sale” or “constructive sale” for U.S. federal income tax purposes or to the owners or partners of a stockholder.
This discussion is based on laws, including the Code, the Treasury Regulations promulgated thereunder and administrative, judicial and other authorities in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. The Fund is under no obligation to provide information to an investor with respect to changes in law or facts affecting this discussion after the date hereof. The Fund has not sought, and do not expect to seek, any ruling from the IRS regarding any matter discussed herein, and this discussion is not binding on the IRS. Accordingly, there can be no assurance that the IRS will not assert, and a court will not sustain, a position contrary to any of the tax consequences discussed herein. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invests in tax-exempt
securities or certain other investment assets. In addition, the following does not purport to address all of the U.S. federal income tax consequences that may be applicable to any particular shareholder and does not address the U.S. state and local and
non-U.S.
tax consequences of an investment in the Common Shares.
Prospective investors are therefore strongly urged to consult their tax advisers prior to investing in the Common Shares with respect to their tax situations.
The actual tax and financial consequences of the purchase and ownership of Common Shares will vary depending upon the shareholder’s circumstances. Investors are urged to consult their tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and
non-U.S.
tax laws, eligibility for the benefits of any applicable income tax treaty and the effect of any possible changes in the tax laws.
For purposes of this discussion, a “U.S. Person” or “U.S. Shareholder” is an individual who is a citizen of the United States or is treated as a resident of the United States for U.S. federal income tax purposes, a corporation or entity treated as a corporation for such purposes that in either case is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that (
a
) is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code, or (
b
) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A
“Non-U.S.
Person” or
“Non-U.S.
Shareholder” is a person that is not a U.S. Person. For tax purposes, the Fund’s fiscal year is the calendar year.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner in the partnership, the activities in the partnership and certain determinations made at the partner level. If the prospective investor is a partner of a partnership investing in the Common Shares, the prospective investor should consult its tax advisers. This discussion does not constitute tax advice, and is not intended to be a substitute for tax planning.
Tax matters are complicated, and prospective investors should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences in their particular situations of the purchase, ownership and disposition of Common Shares, including the potential application of U.S. withholding taxes.
Regulated Investment Company Classification
The Fund has elected to be treated, and intends to qualify annually, as a RIC for U.S. federal income tax purposes under Subchapter M of the Code. As a RIC, the Fund generally will not be required to pay corporate-level federal income taxes on any ordinary income or capital gains that it timely distributes to its shareholders as dividends.
To continue to qualify as a RIC, the Fund must, among other things, meet certain source-of-income
and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment the Fund must distribute to its shareholders, for each taxable year, at least 90% of the Fund’s “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses (the “Annual Distribution Requirement”). The following discussion assumes that the Fund continues to qualify as a RIC.
Taxation as a Regulated Investment Company
If the Fund:

•	qualifies as a RIC; and

•
satisfies the Annual Distribution Requirement; then it will not be subject to federal income tax on the portion of its investment company taxable income and net capital gain (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) the Fund timely distributes (or is deemed to timely distribute) to shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to its shareholders.

The Fund will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless it distributes in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for each calendar year, (2) 98.2% of its capital gain net income for the one-year
period ending October 31 in that calendar year and (3) any income realized, but not distributed, and on which the Fund paid no federal income tax, in preceding years (to the extent that income tax was not imposed on such amounts), less certain reductions, as applicable (the “Excise Tax Distribution Requirements”).
In order to maintain the Fund’s qualification as a RIC for federal income tax purposes, the Fund must, among other things:

•	at all times during each taxable year, have in effect an election to be treated as a BDC under the Investment Company Act;

•
derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities (including loans), gains from the sale of stock or other securities or currencies, or other income derived with respect to its business of investing in such stock, securities or currencies and (b) net income derived from an interest in a “qualified publicly traded partnership” (the “90% Gross Income Test”); and

•	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

•
at least 50% of the value of its assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of its assets or more than 10% of the outstanding voting securities of the issuer; and

•
no more than 25% of the value of its assets is invested in (
a
) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (
b
) the securities of two or more issuers that are controlled, as determined under applicable tax rules, by the Fund and that are engaged in the same or similar or related trades or businesses or (
c
) the securities of one or more “qualified publicly traded partnerships” (
(i) and (ii)
 collectively, the “Diversification Tests”).

The Fund’s qualification and taxation as a RIC depends upon its ability to satisfy on a continuing basis, through actual, annual operating results, distribution, income and asset, and other requirements imposed under the Code. However, no assurance can be given that the Fund will be able to meet the complex and varied tests required to qualify as a RIC or to avoid corporate level tax. In addition, because the relevant laws may change, compliance with one or more of the RIC requirements may be impossible or impracticable.
The Fund may invest in partnerships, including QPTPs, which may result in our being subject to state, local or foreign income, franchise or other tax liabilities. For the purpose of determining whether the Fund satisfies the 90% Gross Income Test described above, the character of the Fund’s distributive share of items of income, gain, losses, deductions and credits derived through any investments in companies that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), or are treated as disregarded as separate from us for U.S. federal income tax purposes, generally will be determined as if the Fund realized these tax items directly. Further, for purposes of calculating the value of our investment in the securities of an issuer for purposes of determining the 25% requirement described above, the Fund’s proper proportion of any investment in the securities of that issuer that are held by a member of our “controlled group” must be aggregated with the Fund’s investment in that issuer. A controlled group is one or more chains of corporations connected through stock ownership with us if (a) at least 80% of the total combined voting power of all classes of voting stock of each of the corporations is owned directly by one or more of the other corporations, and (b) the Fund directly owns at least 80% or more of the combined voting stock of at least one of the other corporations.
The Fund may be required to recognize taxable income in circumstances in which it does not receive cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interests or, in certain cases, increasing interest rates or debt instruments issued with warrants), it must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. Because any original issue discount accrued will be included in the Fund’s investment company taxable income for the year of accrual, it may be required to make a distribution to its shareholders in order to satisfy the Annual Distribution Requirement, even though it will not have received any corresponding cash amount.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given year exceed its investment company taxable income, the Fund will have a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years, and these net operating losses generally will not pass through to stockholders. In addition, expenses can be used only to offset investment company taxable income, and may not be used to offset net capital gain. A RIC may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset the RIC’s investment company taxable income, but may carry forward those losses, and use them to offset future capital gains, indefinitely. Further, a RIC’s deduction of net business interest expense is limited to 30% of its “adjusted taxable income” plus “floor plan financing interest expense.” It is not expected that any portion of any underwriting or similar fee will be deductible for U.S. federal income tax purposes to us or the holders of the Fund’s Common Shares. Due to these limits on the deductibility of expenses, net capital losses and business interest expenses, the Fund may, for U.S. federal income tax purposes, have aggregate taxable income for several years that the Fund is required to distribute and that is taxable to stockholders even if this income is greater than the aggregate net income the Fund actually earned during those years.
In order to enable the Fund to make distributions to the holders of Common Shares that will be sufficient to enable the Fund to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements in the event that the circumstances described in the preceding two paragraphs apply, the Fund may need to liquidate or sell some of our assets at times or at prices that it would not consider advantageous, the Fund may need to raise additional equity or debt capital, the Fund may need to take out loans, or the Fund may need to forego new investment opportunities or otherwise take actions that are disadvantageous to its business (or be unable to take actions that are advantageous to its business). Even if the Fund is authorized to borrow and to sell assets in order to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements, under the Investment Company Act, the Fund generally is not permitted to make distributions to its stockholders while its debt obligations and senior securities are outstanding unless certain “asset coverage” tests or other financial covenants are met. Because the Fund may use debt financing, it will be subject to certain asset coverage ratio requirements under the Investment Company Act described above and financial covenants under loan and credit agreements that could, under certain circumstances, restrict it from making distributions necessary to satisfy the Annual Distribution Requirement. If the Fund is unable to obtain cash from other sources or is otherwise limited in its ability to make distributions, it could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. If the Fund is unable to obtain cash from other sources to enable us to satisfy the Annual Distribution Requirement, the Fund may fail to qualify for the U.S. federal income tax benefits allowable to RICs and, thus, become subject to a corporate-level U.S. federal income tax (and any applicable state and local taxes). If the Fund is unable to obtain cash from other sources to enable us to satisfy the Excise Tax Distribution Requirements, the Fund may be subject to an additional tax, as described above.
The Fund may have difficulty satisfying the Diversification Tests as it liquidates its portfolio following the Investment Period, given that it will not be making additional investments. Though the Fund generally will not lose its status as a RIC as long as it does not acquire any non-qualifying
securities or other property, under certain circumstances the Fund may be deemed to have made an acquisition of non-qualifying
securities or other property.
Failure to Qualify as a RIC
If the Fund fails to satisfy the 90% Gross Income Test for any taxable year or the Diversification Tests for any quarter of a taxable year, the Fund might nevertheless continue to qualify as a RIC for such year if certain relief provisions of the Code apply (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). Subject to a limited exception applicable to RICs that qualified for RIC status under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the non-qualifying
year, the Fund could be subject to U.S. federal income tax on any unrealized net built-in
gains in the assets held by it during the period in which the Fund failed to qualify as a RIC that are recognized during the
5-year
period after the Fund’s requalification as a RIC, unless the Fund made a special election to pay corporate-level U.S. federal income tax on these net built-in
gains at the time of its requalification as a RIC.
If, in any particular taxable year, the Fund does not qualify as a RIC, all of its taxable income (including its net capital gains) will be subject to tax at regular corporate rates (and also would be subject to any applicable state and local taxes) without any deduction for distributions to shareholders, and distributions will generally be taxable to the shareholders as ordinary dividends to the extent of its current and accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders of Common Shares that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the holder’s adjusted tax basis in its Common Shares, and any remaining distributions would be treated as capital gain.

Although the Fund expects to operate in a manner so as to qualify continuously as a RIC, the Fund may decide in the future to be taxed as a “C” corporation, even if it would otherwise qualify as a RIC, if the Fund determines that treatment as a C corporation for a particular year would be in the Fund’s best interests. The remainder of this discussion assumes that the Fund will continuously qualify as a RIC for each taxable year.
Our Investments - General
Certain of the Fund’s investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things: (
a
) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (
b
) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income; (
c
) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (
d
) cause the Fund to recognize income or gain without a corresponding receipt of cash; (
e
) adversely affect the time as to when a purchase or sale of securities is deemed to occur; (
f
) adversely alter the characterization of certain complex financial transactions; and (
g
) produce income that will not be qualifying income for purposes of the 90% gross income test described above. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the potential adverse effect of these provisions.
In the event the Fund invests in
non-U.S.
securities, it may be subject to withholding and other
non-U.S.
taxes with respect to those securities. The Fund does not expect to satisfy the conditions necessary to pass through to its shareholders their share of the
non-U.S.
taxes paid by the Fund and such shareholders generally will not be entitled to claim a U.S. foreign tax credit or deduction with respect to such
non-U.S.
taxes.
U.S. Taxation of U.S. Shareholders
Distributions by the Fund generally will be taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s investment company taxable income will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Common Shares. Distributions of the Fund’s net capital gains (that is, the excess of the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by it as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains, regardless of the U.S. Shareholder’s holding period for its Common Shares.
Distributions of investment company taxable income that are reported by the Fund as being derived from “qualified dividend income” will be taxed in the hands of non-corporate
shareholders at the rates applicable to long-term capital gain, provided
that holding period and other requirements are met by both the shareholders and the Fund. Dividends distributed by the Fund will generally not be attributable to qualified dividend income.
Distributions in excess of the Fund’s current and accumulated earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such U.S. Shareholder’s Common Shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.
Although the Fund currently intends to distribute realized net capital gains (i.e., net realized long-term capital gains in excess of net realized short-term capital losses), if any, at least annually, it may in the future decide to retain some or all of its net capital gains, and to designate the retained amount as a “deemed distribution.” In that case, among other consequences, the Fund will pay corporate-level tax on the retained amount, each U.S. Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the U.S. Shareholder, and the U.S. Shareholder will be entitled to claim a credit or refund equal to its allocable share of the corporate-level tax the Fund pays on the retained capital gain. The amount of the deemed distribution net of such tax will be added to the U.S. Shareholder’s cost basis for its Common Shares.
Because the Fund expects to pay tax on any retained capital gains at its regular corporate capital gain tax rate, and since that rate may be in excess of the maximum rate currently payable by non-corporate
U.S. Shareholders

on long-term capital gains, the amount of tax that
non-corporate
U.S. Shareholders will be treated as having paid may exceed the tax they owe on the capital gain dividend. Such excess generally may be claimed as a credit or refund against the U.S. Shareholder’s other U.S. federal income tax obligations. A U.S. Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes the Fund paid. In order to utilize the deemed distribution approach, the Fund must provide written notice to its shareholders prior to the expiration of 60 days after the close of the relevant tax year.
For purposes of determining (
a
) whether the Annual Distribution Requirement is satisfied for any year and (b) the amount of dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, a U.S. Shareholder generally will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November, or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. Shareholders on December 31 of the year in which the dividend was declared.
A shareholder may recognize taxable gain or loss if it sells or exchanges its Common Shares (including a redemption of such Common Shares or upon liquidation of the Fund). The amount of the gain or loss will be measured by the difference between the shareholder’s adjusted tax basis in its Common Shares and the amount of the proceeds received in exchange for such Common Shares. Any gain or loss arising from the sale or exchange of Common Shares (or, in the case of distributions in excess of the sum of the shareholder’s current and accumulated earnings and profits and the shareholder’s tax basis in the Common Shares, treated as arising from the sale or exchange of Common Shares) generally will be a capital gain or loss if the Common Shares are held as a capital asset. This capital gain or loss normally will be treated as a long-term capital gain or loss if the shareholder has held its Common Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or exchange of Common Shares held for six months or less generally will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received, or treated as deemed distributed, with respect to such Common Shares.
In general, individual U.S. Shareholders currently are subject to preferential rates on their net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) for a taxable year, including a long-term capital gain derived from an investment in the Common Shares in the future. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly or $125,000 in the case of married individuals filing separately) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties and rents, as well as net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum corporate tax rate also applied to ordinary income. Dividends distributed by the Fund to corporate shareholders generally will not be eligible for the dividends received deduction. Tax rates imposed by states and local jurisdictions on capital gain and ordinary income may differ.
The Fund has adopted a distribution reinvestment plan that will allow shareholders to elect to receive dividends payable in cash in the form of additional Common Shares instead of in cash. If a U.S. Shareholder reinvests dividends in additional Common Shares, such U.S. Shareholder will be treated as if it had received a distribution in the amount of cash that it would have received if it had not made the election. Any such additional Common Shares will have a tax basis equal to the amount of the distribution. The additional Common Shares will have a new holding period commencing on the day following the day on which the Common Shares are credited to the U.S. Shareholder’s account.
The Fund (or the applicable withholding agent) will send to each of its U.S. Shareholders, as promptly as possible after the end of each calendar year, a report detailing the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income, long-term capital gain and “qualified dividend income,” if any. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the preferential rates applicable to long-term capital gains). Dividends paid by the Fund generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to “qualified dividend income” because our income generally will not consist of dividends. Distributions out of current or accumulated earnings and profits also generally will not be eligible for the 20% pass through deduction under Section 199A of the Code, although under recently finalized regulations qualified real estate investment trust dividends earned by us may qualify for the Section 199A deduction. Distributions may also be subject to additional state, local, and
non-U.S.
taxes depending on a U.S. Shareholder’s particular situation.
If a U.S. Shareholder recognizes a loss with respect to the Common Shares of $2 million or more for a non-corporate
U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year (or a greater loss over a combination of years), the U.S. Shareholder generally must file with the IRS a disclosure statement on Form 8886. Direct U.S. Shareholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, U.S. Shareholders of a RIC are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders should consult their own tax advisors to determine the applicability of these regulations in light of their specific circumstances.
Limitation on Deduction for Certain Expenses
If the Fund is not treated as a “publicly offered regulated investment company” (within the meaning of section 67 of the Code) for any taxable year, then, for purposes of computing the taxable income of U.S. Shareholders that are individuals, trusts or estates, (
a
) the Fund’s earnings will be computed without taking into account such U.S. Shareholders’ allocable shares of the Management and Incentive Fees paid to the Adviser and certain other expenses, (
b
) each such U.S. Shareholder will be treated as having received or accrued a dividend from the Fund in the amount of such U.S. Shareholder’s allocable share of these fees and expenses for the calendar year, (c) each such U.S. Shareholder will be treated as having paid or incurred such U.S. Shareholder’s allocable share of these fees and expenses for the taxable year and (
d
) each such U.S. Shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. Shareholder. In addition, the Fund would be required to report the relevant income and expenses, including the Management Fee, on Form
1099-DIV.
Miscellaneous itemized deductions are generally not deductible by individuals, trusts or estates.
U.S. Taxation of
Tax-Exempt
U.S. Shareholders
A U.S. Shareholder that is a
tax-exempt
organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt
U.S. Shareholder of the activities that the Fund proposes to conduct could give rise to UBTI. However, a BDC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a tax-exempt
U.S. Shareholder should not be subject to U.S. taxation solely as a result of its ownership of Common Shares and receipt of dividends with respect to such Common Shares. Moreover, under current law, if the Fund incurs indebtedness, such indebtedness will not be attributed to a tax-exempt
U.S. Shareholder. Therefore, a
tax-exempt
U.S. Shareholder should not be treated as earning income from “debt-financed property” and dividends the Fund pays should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that it incurs. Proposals periodically are made to change the treatment of “blocker” investment vehicles interposed between tax-exempt
investors and
non-qualifying
investments. In the event that any such proposals were to be adopted and applied to BDCs, the treatment of dividends payable to tax-exempt
investors could be adversely affected.

Taxation of
Non-U.S.
Shareholders
Whether an investment in the Common Shares is appropriate for a
Non-U.S.
Shareholder will depend upon that person’s particular circumstances.
Non-U.S.
Shareholders should consult their tax advisers before investing in the Common Shares.
Distributions of the Fund’s “investment company taxable income” to
Non-U.S.
Shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of federal withholding tax if paid to
Non-U.S.
Shareholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent such distributions do not exceed the Fund’s current and accumulated earnings and profits unless an applicable exception applies.
If the distributions are income effectively connected (or treated as effectively connected) with a U.S. trade or business (“ECI”) of the
Non-U.S.
Shareholder (and, if a treaty applies, are attributable to a U.S. permanent establishment of the
Non-U.S.
Shareholder), the Fund will not be required to withhold U.S. federal tax if the
Non-U.S.
Shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. Special certification requirements apply to a
Non-U.S.
Shareholder that is a
non-U.S.
partnership or a
non-U.S.
trust, and such entities are urged to consult their own tax advisers.
U.S.-source withholding taxes are generally not imposed on dividends paid by RICs to the extent the dividends are reported as “interest-related dividends” or “short-term capital gain dividends.” Interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. withholding tax at the source if they had been received directly by a
non-U.S.
person, and that satisfy certain other requirements. No assurance can be given as to whether any of the Fund’s distributions will be reported as eligible for this exemption from withholding tax. In addition,
Non-U.S.
Shareholders are urged to be aware that U.S. withholding rules require the Fund (or its withholding agent) to withhold on distributions in the absence of certainty as to whether such distributions are eligible for the exemption from withholding tax. Since amounts designated as interest-related dividends may be reduced to the extent such amounts exceed the Fund’s “qualified net interest income” for the taxable year in which such dividend is distributed, the Fund will generally not be certain that the entire amount of mid-year
distributions of interest- related dividends is, in fact, properly treated as such. Accordingly, such distributions to
Non-U.S.
Shareholders may be subject to overwithholding by the Fund (or its withholding agent).
Actual or deemed distributions of the Fund’s net capital gains to a
Non-U.S.
Shareholder, and gains realized by a
Non-U.S.
Shareholder upon the sale of its Common Shares (including a redemption of such Common Shares or upon a liquidation of the Fund), will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are ECI of the
Non-U.S.
Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the
Non-U.S.
Shareholder in the United States) or, in the case of an individual, the
Non-U.S.
Shareholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met. If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a
Non-U.S.
Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the allocable share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the
Non-U.S.
Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the
Non-U.S.
Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.
If any actual or deemed distributions of the Fund’s net capital gains, or any gains realized upon the sale or redemption of its Common Shares, are ECI of the
Non-U.S.
Shareholder (and, if an income tax treaty applies, are attributable to a U.S. permanent establishment maintained by the
Non-U.S.
Shareholder), such amounts will be subject to U.S. income tax, on a net-income
basis, in the same manner, and at the graduated rates applicable to, a U.S. Shareholder. For a corporate
Non-U.S.
Shareholder, the
after-tax
amount of distributions (both actual and

deemed) and gains realized upon the sale or redemption of the Common Shares that are ECI (and, if a treaty applies, are attributable to a U.S. permanent establishment), may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).
Under legislation commonly referred to as the “Foreign Account Tax Compliance Act,” the applicable withholding agent generally will be required to withhold 30% of any payments of dividends on the Common Shares paid to (
a
) a
non-U.S.
financial institution (whether such financial institution is the beneficial owner or an intermediary) unless such
non-U.S.
financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (
b
) a
non-financial
non-U.S.
entity (whether such entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. If payment of this withholding tax is made,
Non-U.S.
Shareholders that are otherwise eligible for an exemption from, or a reduction in, withholding of U.S. federal income taxes with respect to such interest or dividends will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. The Fund will not pay any additional amounts in respect of any amounts withheld. This withholding may be applied to reduce any future distributions to which you may be entitled.
Non-U.S.
persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and
non-U.S.
tax consequences of an investment in the Common Shares.
Backup Withholding and Information Reporting
Backup withholding may apply to distributions on the Common Shares with respect to certain non-exempt
U.S. Shareholders. Such a U.S. Shareholder generally will be subject to backup withholding unless such U.S. Shareholder provides its correct taxpayer identification number and certain other information, certified under penalties of perjury, to the dividend paying agent, or otherwise establishes an exemption from backup withholding. Any amount withheld under backup withholding is allowed as a credit against such U.S. Shareholder’s U.S. federal income tax liability, provided
the proper information is provided to the IRS.
Generally, the Fund must report to the IRS and to
Non-U.S.
Shareholders the amount of interest and dividends paid to the
Non-U.S.
Shareholders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable tax treaty or agreement. In general, a
Non-U.S.
Shareholder will not be subject to backup withholding with respect to payments of dividends if the
Non-U.S.
Shareholder provides its name and address, and certifies, under penalties of perjury, to the applicable withholding agent that it is not a U.S. person (which certification may be made on an IRS
W-8BEN
or
W-8BEN-E
(or successor form)) or (b) the
Non-U.S.
Shareholder holds the Common Shares through certain foreign intermediaries or certain foreign partnerships, and satisfies the certification requirements of applicable Treasury regulations. A
Non-U.S.
Shareholder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale or other disposition (including a redemption) of the Common Shares within the United States or conducted through certain U.S.- related payors, unless the payor of the proceeds receives the statement described above or the
Non-U.S.
Shareholder otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld from payments made to a shareholder may be refunded or credited against such shareholder’s U.S. federal income tax liability, if any, provided
that the required information is furnished to the IRS.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
Our securities are held under a custody agreement by The Bank of New York Mellon. The address of the custodian is 240 Greenwich Street, New York, New York 10286. SS&C GIDS, Inc. (formerly known as DST Systems, Inc.) is our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 80 Lamberton Road, Windsor, CT 06095.
BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Trustees, if any, our Adviser will be primarily responsible for the execution of any publicly-traded securities portfolio transactions and the allocation of brokerage commissions. Our Adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.
We have not paid any brokerage commissions during the three most recent fiscal years.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The consolidated financial statements of Oaktree Strategic Credit Fund at September 30, 2025 and 2024, and for each of the three years in the period ended September 30, 2025, included in this Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The address of Ernst & Young LLP is 725 South Figueroa Street, Suite 500, Los Angeles, CA 90017.

LEGAL MATTERS
Certain legal matters in connection with the Common Shares have been passed upon for the Fund by Richards, Layton & Finger, P.A., Wilmington, Delaware. Kirkland & Ellis LLP, Washington, D.C., acts as counsel to the Fund.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form
N-2,
together with all amendments and related exhibits, under the Securities Act, with respect to the Common Shares offered by this prospectus. The registration statement contains additional information about us and the Common Shares being offered by this prospectus.
We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at
http://www.sec.gov
. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following
e-mail
address:
publicinfo@sec.gov
.

INVESTOR DATA PRIVACY NOTICE
WHY ARE YOU SEEING THIS NOTICE
Oaktree Capital Management, L.P., its corporate affiliates, and the investment funds under their management (the “Funds”) (collectively referred to herein as “Oaktree,” “we” or “our”) are providing this privacy notice (“Notice”) to you to satisfy disclosure and transparency requirements required under data protection and privacy regulations adopted by regulatory authorities in the jurisdictions in which Oaktree conducts business, including Regulation
S-P,
which implements the requirements of the Gramm-Leach Bliley Act with respect to financial institutions subject to the jurisdiction of the Securities and Exchange Commission, and (ii) Regulation (EU) 2016/679 (the General Data Protection Regulation) as it applies in the European Union and the United Kingdom. These regulations require that Oaktree (as a data controller) ensure that our clients, investors, and their proxies understand how we collect and process personal information about them and to whom we disclose and/or transfer such information. If you provide personal information to us about any person other than yourself, you must ensure that they understand how their information will be used, and that you have obtained their consent to, or are otherwise authorized to, provide their personal information to us.
COLLECTION OF PERSONAL INFORMATION
In connection with making available investment products and services to current and prospective clients and investors, as well as to fulfill regulatory requirements, we collect personal information directly from you as a managed account client or fund investor and/or the beneficial owners of your interests in the Funds (“beneficial owners”). In connection with investments made by our Funds (including portfolio companies, loan portfolios, properties and investments in other companies and businesses), we, or our appointed service providers, may collect personal information from you directly and from other third parties (for example from our business or operating partners, servicers, and other agents). Depending on the nature of your relationship with Oaktree, the personal information we collect and may have collected over the past twelve (12) months may include, but is not limited to, identifiers (such as name, address, email address and other contact details, date of birth and place of birth), characteristics of protected classifications under applicable law (such as nationality(ies)), employment information, details from passports or other government issued documents (including identifying numbers, country and date of issuance, and expiration date), social security number (where permitted), or other tax or national identification numbers (some of which may constitute sensitive personal information in some jurisdictions), and commercial information (such as nature and extent of the interest in the Funds, account name, account number, financial institution, wire transfer instructions and other financial status (including source of funds), investor profile, and suitability information (including AML/KYC information) as required to determine eligibility to invest). We may also collect personal information, such as identifiers (name, address, email address and other contact details, date of birth and place of birth), commercial information (nature and extent of the interest in the Funds), social security number (where permitted) or other tax or national identification number of your individual representatives, proxies, underlying investors and/or beneficial owners, and control persons, where applicable (some of which may constitute sensitive personal information in some jurisdictions). You should also be aware that telephone conversations and electronic messages (e.g., SMS/MMS/iMessage text messages, WhatsApp, WeChat, etc.) with certain Oaktree staff members may be recorded.
In addition to above, if you are connected to the underlying investments of the Funds, the employment information we collect may include professional information, such as salary, the nature of your profession or business and other remuneration details. Further, we may collect the amounts outstanding under a loan (or other financial instruments), and the previous performance of such loan as well as related documentation and correspondence, information relating to your financial circumstances such as your income, assets and liabilities, and sensitive information such as criminal records.
We, or our appointed service providers, may also collect certain Internet or other similar network activity information about you through the use of technology, such as cookies and tags, which compile information about your usage of data sites containing information and documents about the Funds (such as when you entered the site and which documents you have viewed and printed) and your interaction with marketing communication, electronic messages and emails we (or others on our behalf) send (for example, which links in an email you have clicked). For details on the information we collect via technology and cookies used on our website, see the section below entitled “Use of Technology and Cookies.” If you are connected to the underlying investments of the Funds, we, or our appointed service providers, may also collect personal information, such as identifiers (name, address, email address and other contact details) of your individual representatives, where applicable (for instance, we may process information about your family, guarantors or sponsors in respect of personal guarantees or your tenant) through use of similar/same technology.
If you are resident in the People’s Republic of China, some of this information constitutes sensitive personal information under Chinese data protection law (namely, national identification numbers and other identifying numbers, commercial information, salary and certain Internet or other similar network activity information about you through the use of technology, such as cookies and tags, which compile information about your usage of data sites) and, in this context, you understand and are aware that sensitive personal information is personal information that, if disclosed or used illegally, could easily lead to the infringement of a natural person’s human dignity or the endangerment of the safety of his or her person or property.
We do not knowingly process any personal information about anyone under the age of 18.
In addition to collecting personal information directly from you or your beneficial owners, we collect personal information from other sources, as detailed further above and below.
SOURCES OF PERSONAL INFORMATION
If you are a current or prospective client or investor, we collect personal information directly from you through the following: (i) limited partnership subscription agreements and group trust participation agreements; (ii) information from your transactions and interactions with us, including through electronic communication, for which secure third party providers may have access to the content of such communication, and/or custodian banks and administrators; and (iii) forms or other documents prepared in the course of establishing and maintaining a relationship with us.
Third parties from whom we collect personal information about you include: (i) companies who maintain anti-money laundering and terrorism sanction screening and know your customer databases; (ii) publicly available sources of know your customer information, including those made available through the Internet and public registers; and (iii) third-parties acting on your behalf such as consultants, accountants, custodians, legal advisors proxies and other service providers or agents.
If you are a proxy on behalf of a client or investor, we may collect your personal information from (i) the current or prospective client or investor you act on behalf of, and (ii) third party institutions, such as banks, to verify certain information you have provided.
If you are an individual connected with the underlying investments of the Funds, we, or our appointed service providers, may collect personal information directly from you and through the following: (i) vendors or other relevant parties connected with our investments during the acquisition process (including vendors of relevant assets, properties, investments, loan portfolios or other instruments during the acquisition process); (ii) our affiliates, agents and delegates (including special service providers and sub-service
providers) and operating partners (including asset or property managers); (iii) professional advisers or third party financiers; and (iv) third parties acting on your behalf such as consultants, accountants, financial intermediaries, legal advisors and other agents.
We may also create new personal information through analysis, review, and interpretation of information we already hold.

USES OF PERSONAL INFORMATION
If you are a current or prospective client or investor, your personal information and/or information on your beneficial owners may be processed, where lawful and relevant under applicable law, on any of the following grounds: (i) in order to comply with our legal and regulatory obligations; (ii) because we need the information for reasons of substantial public interest; (iii) to protect your or someone else’s vital interests; (iv) in order to perform our contract with you, or to take steps prior to entering into such contract; (v) because we have obtained your consent; and/or (vi) because we have a legitimate business interest in processing it, including for any of the following purposes (as applicable):

•	maintaining the register of limited partners and participants in the Funds, including accurate and up-to-date information on beneficial owners of interests in the Funds;

•	processing subscriptions, redemptions and transfers of interests in the Funds;

•	processing distributions of income or capital from the Funds;

•
complying with applicable anti-money laundering, anti-corruption and bribery, terrorism financing rules, sanctions, and the prevention and detection of crime or other applicable laws or regulations of jurisdictions in which Oaktree conducts business;

•	filing information with legal or regulatory authorities in various jurisdictions;

•	handling and resolving complaints or dealing with other client and investor inquiries;

•	marketing investment management services as well as interests in the Funds and future Funds;

•	exchanging mail correspondence or documentation which may involve providing your contact details to couriers and service providers in charge of the delivery service;

•	contacting you to set up meetings and/or phone calls between you and your Oaktree business contact(s);

•	providing appropriate management of the client and investor relationship and developing new investment products and services; or

•	organizing, operating and investing separately managed accounts and Funds including carrying out all customary operational, risk management and supervisory functions.
If you are a resident of California, we process sensitive personal information for the following purposes:

•	processing distributions of income or capital from the Funds;

•
complying with applicable anti-money laundering, anti-corruption and bribery, terrorism financing rules, sanctions, and the prevention and detection of crime or other applicable laws or regulations of jurisdictions in which Oaktree conducts business; or

•	filing information with legal or regulatory authorities in various jurisdictions.
Where required by applicable law, we will obtain your prior consent before using your personal information for direct marketing purposes and if you do not consent, we will not use your personal information for these purposes.
If you are a proxy on behalf of a client or investor, your personal information (which may include information which constitutes sensitive personal information in some jurisdictions) will be processed to enable you to act on behalf of the clients or investors you represent, including inputting information regarding such clients or investors on our systems. This processing is necessary: (a) for the performance of contract as detailed under (iv), and (b) based on our legitimate business interest in processing it as detailed under (vi) in the preceding paragraph.

If you are an individual connected with the underlying investments of the Funds, your personal information may be processed: (i) in order to comply with our legal and regulatory obligations; (ii) because we need the information in order to comply with our obligations under contract; and/or (iii) because we have a legitimate business interest in processing it, including for the following purposes (where relevant):

•	managing our business;

•
managing and administering our investment in your company and/or business and/or asset and/or any loan we have made to you in this respect (including your ability to repay the loan and to determine the appropriate strategy) and any related guarantee(s) or security including the collection of the debt owed by you;

•	managing the properties owned or investments made by our Funds under management; and

•	establishing the value of our assets and investments.
Where we are permitted to rely on legitimate business interests as the ground for processing your personal information or information on your beneficial owners, we will carry out an assessment to determine any conflicts between our interests and any rights in relation to the protection of your personal information that you may have, to the extent required by applicable laws.
USE OF TECHNOLOGY AND COOKIES
Where permitted, and in accordance with applicable law(s), we collect certain information about you through the use of cookies. Cookies are pieces of information, or files, placed on your device’s disk that provide information including how and when pages on our website are accessed by users. To find out more about cookies please visit www.allaboutcookies.org.
In addition, we use cookies that are essential in order to enable you to move around our website and use its features. Without these necessary cookies, services you have asked for, such as remembering your login details, cannot be provided.
DISCLOSURE OF PERSONAL INFORMATION
We do not disclose any personal information about prospective, current or former clients, investors (or their respective proxies), and persons connected with underlying investments of the Funds to any third parties except: (i) to our affiliates and non-affiliated
third parties that provide services to Oaktree and the Funds as permitted by applicable law or regulation; and (ii) where required or authorized by law (e.g., filing information with regulatory authorities in various jurisdictions). We disclose and in the past twelve (12) months we may have disclosed personal information collected about you with affiliates and non-affiliated
third parties such as:

•	third parties acting on your behalf such as consultants, accountants, custodians, legal advisors and other service providers or agents;

•	co-general partners of the Funds who provide investment management advice;

•
custodian banks, prime brokers, administrators and other service providers who provide services to Oaktree or the Funds in order to fulfill the operations of its investment management services, operational, risk management and other supervisory functions and other services;

•	lenders who provide loans to the Funds to facilitate the making of investments;

•	counterparties to investment transactions engaged in by the Funds;

•	consultants engaged to enhance and maintain portfolio management, accounting, and client relationship management systems, and to create and process client and investor reporting;

•	vendors engaged to assist in the due diligence, validation and reporting in connection with tax and other regulatory reporting forms;

•	third party service providers engaged to assist in know your customer and identity verification and anti-money laundering and terrorism screening;

•	vendors engaged to assist in arranging Oaktree conferences, facilitating the distribution of legal documents and other Fund-related materials and marketing communications;

•	combined marketing efforts, which could include, sending marketing communications on our behalf, sending their own marketing communications and facilitating joint marketing activities;

•	advisors who provide audit, financial, tax and legal advice to Oaktree, the Funds and other third-party experts (such as notaries);

•	courier services or other package delivery services;

•	governmental bodies, public registers and regulatory and tax authorities in various jurisdictions to comply with reporting and notification requirements;

•	other parties to a merger, acquisition, reorganization, funding/investment round or similar transaction or proceeding involving Oaktree, or steps in contemplation of such activities;

•	our consultants, agents, delegates (including special service providers and sub-service providers), operating partners, property or asset managers; and

•
third-party financiers connected with a particular investment or property, other parties to a merger, acquisition, reorganization, funding/investment round or similar transaction or proceeding involving Oaktree, or steps in contemplation of such activities.

If you are a resident of California, we disclose and in the past twelve (12) months may have disclosed sensitive personal information with:

•	third party service providers engaged to assist in know your customer and identity verification and anti-money laundering and terrorism screening; and

•	governmental bodies, public registers as well as regulatory and tax authorities in various jurisdictions to comply with reporting and notification requirements.
Where permitted, Oaktree may also disclose your personal information, including sensitive and special category personal information, to other parties pursuant to your express consent, to fulfill your instructions, to comply with applicable laws and regulations or to fulfill other applicable legal or contractual requirements.
If you are a proxy, we will also disclose your personal information to the client or investor you represent.
We do not collect, use or disclose personal information, including sensitive and special category personal information, for purposes other than those specified in this Notice. Further, we only use and disclose sensitive and special category personal information for purposes permitted by applicable law, or otherwise with your consent. Oaktree does not, has not in the past twelve (12) months and will not, “sell” or “share” (as these terms are defined in the California Consumer Privacy Act, as amended by the California Privacy Rights Act, and all implementing regulations thereto (“CCPA”)), personal information collected about you.
SECURITY OF PERSONAL INFORMATION
We limit access to personal information about you to those employees, agents and other parties who need to know the information to enable Oaktree to provide relevant investment products or services to you, as well as to satisfy regulatory and/or legal obligations. We maintain physical, electronic and procedural safeguards that comply with applicable statutory and legislative requirements to adequately secure your personal information.

TRANSFER OF PERSONAL INFORMATION
Your personal information may be transferred to or disclosed to entities in countries where data protection laws might not exist or be of a lower standard than in Europe, the United Kingdom, the Cayman Islands or your home country (if different). This includes the transfer of personal information among Oaktree affiliated entities. As at the date of this Notice, Oaktree has affiliates within the United Kingdom and the EEA as well as affiliates in the United States, Dubai, Hong Kong, China, Japan, Singapore, South Korea, India, Australia and Switzerland. We may also disclose your personal information with third parties located in the same jurisdictions as the Oaktree entities and jurisdictions in which our Funds are domiciled (such as the Cayman Islands) as well as other jurisdictions and information may be stored and processed manually and electronically through global systems and tools for the purposes outlined in this Notice. For example, we may disclose your personal information to our legal advisers and lenders. For information on your rights including the right to object to the processing/transfer of your personal information, please see “Your Rights” section below.
When transferring personal information outside the EEA, the UK or the Cayman Islands, we seek to comply with the EU General Data Protection Regulation and the UK General Data Protection Regulation by using the appropriate Standard Contractual Clauses or by adopting other means to ensure that adequate safeguards are applied (including, where relevant, transfers to a recipient with an appropriate arrangements in compliance with obligations in the Cayman Islands). We also seek to comply with any other data transfer requirements that apply in other countries where we operate, which may include requesting your consent to such transfers. If you would like more information on how we comply with transfer requirements contact the relevant regional client services email address detailed on Annex 1. If you are an individual connected with underlying investments of the Funds, please contact Oaktree’s Data Privacy Team at DataPrivacyTeam@oaktreecapital.com.
RETENTION OF PERSONAL INFORMATION
We will retain your personal information only for as long as you maintain your account or as long as we consider necessary in connection with the purposes set out in this Notice, unless applicable law or regulations require or permit a longer retention period, as described further in our document retention policies. In addition, we may retain your personal information for the duration of any period necessary to establish, exercise or defend any legal rights.
Where we store telephone conversations and electronic messages, we do so in line with Oaktree’s policy governing records retention to which the firm is subject and as necessary to comply with legal requirements.
If you would like to find out more information on how long your data is retained, please contact us using the contact details set out further below.
YOUR RIGHTS
The rights described in this paragraph are applicable to you only if you reside in a jurisdiction where the provisions of such rights are required by the data protection and privacy laws and regulations of the governing regulatory authority. As such, where required by applicable law or regulation, you may ask the relevant Oaktree entity for information about our collection, use, and disclosure of your personal information (specifically the pieces of personal information collected, categories of personal information collected, categories of sources from whom the personal information is collected, the purpose for collecting the personal information, and the categories of third parties with whom we have disclosed the personal information), to correct it, to delete it, or to transfer it to you or another organization. You may also have rights to restrict the processing of your personal information, object to some processing and, where we have asked for your consent to process your personal information, to withdraw this consent, but if you do so, it will not affect the lawfulness of any of our processing of your personal information before you withdrew your consent. You may also have the right to lodge a complaint with your data protection supervisory authority. You have rights to object to direct marketing at any time, which you may do by using any
opt-out
function given in our emails to you, by emailing the relevant regional client services contacts given below or by getting in touch with your usual local Oaktree contact. You may also have the right under applicable laws to be free from discrimination for exercising any or some of the rights above, as well as the right to nominate another person to act on your behalf in exercising your data rights in the event of your death or incapacity. You may also have the right to obtain a copy of this Notice in another language.
You should also be aware that these rights may be limited (for example, where we are required by law to collect and process your personal information, or where we are permitted by law to deny your request to delete certain information we hold about you). Where we are not able to fulfill a request you make regarding the rights associated with our processing of your personal information because your rights are limited, we will inform you of the reasons why when responding.
Where we need to collect personal information by law, in order to process your instructions or to perform a contract and you do not provide such information when requested, we may not be able to carry out your instructions and/or enter into, perform and/or continue with the contract. In particular, where we must collect and process personal information in order to comply with applicable law or enter into and perform services under an agreement with you, if you or your beneficial owners do not provide the personal information, we may not be able to enter into the agreement or provide services as contemplated by any agreement we have in place and you or your beneficial owners may be exposed to criminal sanctions where the personal information is required to satisfy a Fund’s filing obligation with a regulatory authority. In other cases, the provision of data may be optional.
Should you have any questions or requests in relation to your rights, refer to the relevant regional client services email address detailed in Annex 1. Where relevant, you may exercise your data rights by using our webform made available via www.oaktreecapital.com, or by calling us using a toll-free number
1-877-481-0949.
If you are an individual connected with underlying investments of the Funds, please contact Oaktree’s Data Privacy Team at DataPrivacyTeam@oaktreecapital.com or by calling us using a toll-free number
1-877-481-0949.
We will attempt to handle all requests at the earliest opportunity. We may need to collect information from you to verify your identity, such as your email address, government issued ID or date of birth, before providing a substantive response to the request. You may designate, in writing or through a power of attorney document, an authorized agent to make requests on your behalf to exercise your rights. Before accepting such a request from an agent, we will require that the agent provide proof you have authorized them to act on your behalf, and we may need you to verify your identity directly with us. In addition, you have the right under certain data protection laws to complain to competent data protection authorities.
UPDATES TO THIS PRIVACY NOTICE
This Notice may be updated periodically to reflect changes in law, or in our data protection and privacy practices. We will distribute any material updates to you and indicate below the date of the most recent update to this Notice.
For more information on who is considered the data controller in connection with the collection of your personal information or if you have any other queries relating to this Notice, contact us using the relevant regional client services email address detailed on Annex 1 or contact your local client services representative directly. If you are an individual connected with underlying investments of the Funds, please contact Oaktree’s Data Privacy Team at DataPrivacyTeam@oaktreecapital.com.

Annex 1: Oaktree Entities

Oaktree Capital Management, L.P. 333 South Grand Avenue 28th Floor Los Angeles, CA 90071 Tel: +1 213 830-6300	OCM Investments, LLC 333 South Grand Avenue 28th Floor Los Angeles, CA 90071 Tel: +1 213 830-6300	Oaktree Fund Advisors, LLC 333 South Grand Avenue 28th Floor Los Angeles, CA 90071 Tel: +1 213 830-6300	Oaktree Capital Management (UK) LLP Verde, 10 Bressenden Place London, SW1E 5DH United Kingdom Tel: +44 20 7201-4600

Oaktree Capital Management (Europe) LLP Verde, 10 Bressenden Place London, SW1E 5DH United Kingdom Tel: +44 20 7201-4600	Oaktree Capital Management (International) Limited Verde, 10 Bressenden Place London, SW1E 5DH United Kingdom Tel: +44 20 7201-4600	LFE European Asset Management S.à.r.l. 31 Avenue Monterey L-2163 Luxembourg Grand Duchy of Luxembourg Tel: +352 26 63 25 47 24	Oaktree Luxembourg CoopSA 26A, boulevard Royal, 7th Floor L-2449 Luxembourg Grand Duchy of Luxembourg Tel: +352 26 63 25 47 24

Oaktree Capital Management (Dubai) Limited Office 29-02, Level 29 ICD Brookfield Place Dubai International Financial Centre Dubai, United Arab Emirates Tel: +971 481-89600	OCM Netherlands Opportunities Cooperatief U.A. and OCM Netherlands Global Opportunities Cooperatief U.A Barbara Strozzilaan 201 1083 HN Amsterdam, The Netherlands Tel: +31 20 579-2128	Oaktree Capital Ireland Limited 2nd Floor 27 Merrion Square Dublin 2, Ireland Tel: +353 1 662 1301	LFE European Asset Management Switzerland GmbH Signature Bahnhofplatz Bahnhofplatz 8001 Zurich Tel: +352 26 63 25 47 24

LFE European Asset Management S.à r.l., French Branch 39 Rue de Courcelles 75008 Paris, France Tel: +33 7 89 01 86 98	Oaktree GMBH Frankfurter Welle An der Welle 3 9th Floor 60322 Frankfurt Am Main, Germany Tel: +49 69 244 339-3000	LFE European Asset Management S.à r.l., German Branch Frankfurter Welle An der Welle 3 9th Floor 60322 Frankfurt Am Main, Germany Tel: +49 69 244 339-3000	LFE European Asset Management S.a.r.l, Sverige Filial Ostermalmstorg 1 Stockholm 114 42, Sweden Tel: +44 20 7201-4600

LFE European Asset Management, S.à r.l., Sucursal en España Calle Serrano, 21, 2A, 28001 Madrid, Spain Tel: +352 26 63 25 47 24	Oaktree Capital Management Hispania, S.L. Calle Serrano, 21, 2A, 28001 Madrid, Spain Tel: +44 20 7201-4600	Oaktree Capital (Seoul) Limited Suite 2203, 22/F Trade Tower 511 Yeongdong-daero, Gangnam-gu, Seoul 06164 Republic of Korea Tel: +82 2 2191-8000	Oaktree Capital (Hong Kong) Limited Suite 2001, 20/F Champion Tower 3 Garden Road Central, Hong Kong Tel: +852 3655-6800

Oaktree (Beijing) Investment Management Co., Ltd. Room 36, Level 28 China World Office 1, No. 1 Jianguomenwai Ave. Chaoyang District, Beijing 100004, China Tel: +86 10 6535-0208	Oaktree Overseas Investment Fund Management (Shanghai) Co., Ltd. Suite 833, Level 8 Shanghai International Finance Centre, Tower 2 No 8 Century Avenue, Pudong, Shanghai, PRC, 200120 Tel: +86 21 6062-7389	OCM India Services Private Limited 103B, 10th Floor, 3 North Avenue, Maker Maxity, Bandra Kurla Complex, Bandra East, Mumbai 400 051 Tel: +91 22 6917-5600	OCM India IFSC Private Limited Ground Floor, Unit No.C_116, Plot T1&T4, Road 13, Block 11, Zone 1, Road 1A, SEZ GIFT, Gandhinagar, Gujarat- 382355 Tel: +44 20 7201-4600

OCM India GCC Private Limited Level 15, Tower 30, RMZ Nexity, Inorbit Mall Road, HITEC City, Hyderabad, Telangana 500081 Tel: +91 40 6740-9003	Quercia Capital S.R.L. Roma (RM) Via Antonio Bertoloni 29 Cap 00197 Italy Tel: +44 20 7201-4600	Oaktree Japan, Inc. Marunouchi Building, 13th floor 2-4-1 Marunouchi, Chiyoda-ku Tokyo 100-6313, Japan Tel: +81 120-339-520	Oaktree Capital (Australia) Pty Limited Level 44, Suite 44.03 Governor Phillip Tower 1 Farrer Place Sydney, NSW 2000 Australia Tel: +612 8278-9248

Oaktree Capital Management Pte. Ltd. 80 Raffles Place #51-03 UOB Plaza 1 Singapore 048624 Tel: +65 6305-6550

•	For information related to the regulated status of Oaktree offices, please refer to www.oaktreecapital.com/contact-us.

Oaktree Client Services Contacts:

Americas	Europe and Middle East	Asia Pacific
csus@oaktreecapital.com	cslondon@oaktreecapital.com	csasia@oaktreecapital.com

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
INDEX TO FINANCIAL STATEMENTS
OAKTREE STRATEGIC CREDIT FUND
Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Trustees of Oaktree Strategic Credit Fund
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of assets and liabilities of Oaktree Strategic Credit Fund (the Company), including the consolidated schedules of investments, as of September 30, 2025 and 2024, the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2025 and 2024, and the results of its operations, changes in its net assets, and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of September 30, 2025 and 2024 by correspondence with the custodians, syndication agents, underlying investees and others; when replies were not received from syndication agents, underlying investees and others, we performed other auditing procedures. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Valuation of investments using significant unobservable inputs

Description of the Matter	As described in Note 3 to the consolidated financial statements, the Company classified $5,316,963 thousand of its investments as Level 3 within the fair value hierarchy (Level 3 investments) as of September 30, 2025. As described in Note 2 and Note 3 to the consolidated financial statements, the Company’s valuation designee, under the oversight of the Board of Trustees, determined the fair value of the Company’s Level 3 investments by using valuation techniques such as precedent transactions, enterprise value analyses or market yield techniques. These techniques require management to make judgments about the significant unobservable inputs including, among others, comparable EBITDA, revenue or asset multiples, and market yields.

Auditing the fair value of the Company’s Level 3 investments involved a high degree of auditor judgment and extensive audit effort, as changes in the valuation techniques or significant unobservable inputs could have resulted in significant changes in fair value measurements.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the Company’s investment valuation process, including controls related to the Company’s assessment of valuation techniques and significant unobservable inputs used in determining the fair value measurements of the Level 3 investments.

Our audit procedures included, among others, evaluating the Company’s valuation techniques and significant unobservable inputs used. Our audit procedures also included, for a sample of Level 3 investments, testing the mathematical accuracy of the fair value calculations and evaluating the accuracy of other relevant inputs used in estimating fair value measurement, such as investment terms and portfolio company financial information.

For example, we compared publicly available information in the Company’s valuation models (e.g., market yields, EBITDA, revenue, and asset multiples of comparable public companies and comparable public transactions) to information available from third-party market research providers. We also compared the significant inputs in the Company’s valuation models to source documents, such as portfolio company financial statements and covenant certificates provided by the Company. To evaluate the reasonableness of significant unobservable inputs, we assessed whether these inputs were developed in a manner consistent with the Company’s valuation policies and in some instances, we involved our valuation specialists to independently develop ranges using portfolio company and available market information to estimate the fair value of selected investments and we compared these ranges to the Company’s fair value measurements. We also evaluated subsequent events and transactions and considered whether they corroborated or contradicted the Company’s fair value measurements.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2021.
Los Angeles, California
December 17, 2025

Oaktree Strategic Credit Fund
Consolidated Statements of Assets and Liabilities
(in thousands, except per share amounts)

	September 30, 2025	September 30, 2024
ASSETS
Assets:
Investments – Non-control/Non-affiliate, at fair value (cost September 30, 2025: $6,863,940; cost September 30, 2024: $4,530,412)	$6,899,031	$4,576,233
Cash and cash equivalents	215,962	480,836
Restricted cash	44,444	43,328
Due from portfolio companies	1,997	—
Interest receivable	57,098	34,549
Receivables from unsettled transactions	16,342	45,731
Due from broker	1,970	—
Deferred financing costs	20,080	20,150
Deferred offering costs	720	554
Derivative assets at fair value	24,182	21,546
Other assets	608	439

Total assets	$7,282,434	$5,223,366

LIABILITIES AND NET ASSETS
Liabilities:
Accounts payable, accrued expenses and other liabilities	$2,425	$2,886
Dividends payable	34,937	26,238
Base management fee and incentive fee payable	20,280	17,395
Payable for share repurchases	61,018	14,635
Due to broker	—	4,040
Due to affiliates	4,960	3,727
Interest payable	31,772	26,370
Payables from unsettled transactions	80,601	97,396
Director fees payable	—	116
Derivative liabilities at fair value	—	11,927
Deferred tax liability	57	8
Credit facilities payable	1,349,400	1,095,000
Unsecured notes payable (net of $11,306 and $8,526 of unamortized financing costs as of September 30, 2025 and September 30, 2024, respectively)	1,155,179	759,288

Total liabilities	2,740,629	2,059,026
Commitments and contingencies (Note 12)
Net assets:
Common shares, $0.01 par value per share; unlimited shares authorized, 196,721 and 134,288 shares issued and outstanding as of September 30, 2025 and September 30, 2024, respectively	1,967	1,343
Additional paid-in-capital	4,591,826	3,170,746
Accumulated distributable earnings (loss)	(51,988)	(7,749)

Total net assets (equivalent to $23.09 and $23.56 per common share as of September 30, 2025 and September 30, 2024, respectively) (Note 10)	4,541,805	3,164,340

Total liabilities and net assets	$7,282,434	$5,223,366

See notes to Consolidated Financial Statements.

Oaktree Strategic Credit Fund
Consolidated Statements of Assets and Liabilities
(in thousands, except per share amounts)

NET ASSET VALUE PER SHARE	September 30, 2025	September 30, 2024
Class I Shares:
Net assets	$3,225,643	$2,118,000
Common shares outstanding ($0.01 par value, unlimited shares authorized)	139,709	89,884
Net asset value per share	$23.09	$23.56
Class S Shares:
Net assets	$1,310,917	$1,044,424
Common shares outstanding ($0.01 par value, unlimited shares authorized)	56,785	44,323
Net asset value per share	$23.09	$23.56
Class D Shares:
Net assets	$4,028	$1,916
Common shares outstanding ($0.01 par value, unlimited shares authorized)	174	81
Net asset value per share	$23.09	$23.56
Class T Shares:
Net assets	$1,217	$—
Common shares outstanding ($0.01 par value, unlimited shares authorized)	53	—
Net asset value per share	$23.09	$—
See notes to Consolidated Financial Statements.

Oaktree Strategic Credit Fund
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Fiscal year ended September 30, 2025	Fiscal year ended September 30, 2024	Fiscal year ended September 30, 2023
Interest income:
Non-control/Non-affiliate investments	$587,695	$393,302	$111,926
Interest on cash and cash equivalents	14,406	14,214	3,058

Total interest income	602,101	407,516	114,984
PIK interest income:
Non-control/Non-affiliate investments	9,788	7,496	3,178

Total PIK interest income	9,788	7,496	3,178
Fee income:
Non-control/Non-affiliate investments	7,868	7,438	1,072

Total fee income	7,868	7,438	1,072
Dividend income:
Non-control/Non-affiliate investments—PIK	223	—	—

Total dividend income	223	—	—

Total investment income	619,980	422,450	119,234

Expenses:
Base management fee	49,375	31,230	10,518
Investment income incentive fee	48,211	33,611	10,042
Capital gains incentive fee	(2,017)	2,951	278
Professional fees	5,151	2,827	2,076
Class S, Class T and Class D distribution and shareholder servicing fees	10,354	7,018	2,024
Board of trustees fees	464	439	289
Organization expenses	4	8	4
Amortization of continuous offering costs	2,096	983	2,737
Interest expense	170,800	114,239	21,814
Administrator expense	1,909	1,519	939
General and administrative expenses	3,324	2,338	1,402

Total expenses	289,671	197,163	52,123
Management and incentive fees waived (Note 9)	—	—	(1,642)
Expense reimbursements (support) (Note 9)	—	1,045	541

Net expenses	289,671	198,208	51,022

Net investment income before taxes	330,309	224,242	68,212
(Provision) benefit for taxes on net investment income	(1,198)	—	—

Net investment income	329,111	224,242	68,212
Unrealized appreciation (depreciation):
Non-control/Non-affiliate investments	(32,762)	42,074	20,657
Foreign currency forward contracts	16,638	(13,968)	2,028

Net unrealized appreciation (depreciation)	(16,124)	28,106	22,685
Realized gains (losses):
Non-control/Non-affiliate investments	39,918	(1,105)	(3,087)
Foreign currency forward contracts	(39,867)	(2,507)	(963)

Net realized gains (losses)	51	(3,612)	(4,050)

Provision for income tax (expense) benefit	(70)	(885)	(227)

Net realized and unrealized gains (losses), net of taxes	(16,143)	23,609	18,408

Net increase (decrease) in net assets resulting from operations	$312,968	$247,851	$86,620

See notes to Consolidated Financial Statements.

Oaktree Strategic Credit Fund
Consolidated Statements of Changes in Net Assets
(in thousands, except per share amounts)

	Fiscal year ended September 30, 2025	Fiscal year ended September 30, 2024	Fiscal year ended September 30, 2023
Operations:
Net investment income	$329,111	$224,242	$68,212
Net unrealized appreciation (depreciation)	(16,124)	28,106	22,685
Net realized gains (losses)	51	(3,612)	(4,050)
Provision for income tax (expense) benefit	(70)	(885)	(227)

Net increase (decrease) in net assets resulting from operations	312,968	247,851	86,620

Distributions to common shareholders:
Class I	(277,831)	(170,602)	(59,032)
Class S	(113,938)	(77,132)	(21,259)
Class D	(325)	(117)	(3)
Class T	(9)	—	—

Net decrease in net assets resulting from distributions	(392,103)	(247,851)	(80,294)

Share transactions:
Class I:
Issuance of Common shares in private and public offering	1,322,919	1,079,267	726,878
Share transfers between classes	11,620	872	—
Issuance of Common shares under distribution reinvestment plan	45,763	30,450	7,328
Repurchased shares, net of early repurchase deduction	(218,190)	(31,860)	(5,309)

Net increase from share transactions	1,162,112	1,078,729	728,897

Class S:
Issuance of Common shares in public offering	305,511	536,446	418,677
Share transfers between classes	(11,620)	(872)	—
Issuance of Common shares under distribution reinvestment plan	57,793	37,112	8,500
Repurchased shares, net of early repurchase deduction	(60,594)	(18,050)	(67)

Net increase from share transactions	291,090	554,636	427,110

Class D:
Issuance of Common shares in public offering	2,146	1,716	145
Issuance of Common shares under distribution reinvestment plan	111	54	—
Repurchased shares, net of early repurchase deduction	(77)	—	—

Net increase from share transactions	2,180	1,770	145

Class T:
Issuance of Common shares in public offering	1,218	—	—

Net increase from share transactions	1,218	—	—

Total increase (decrease) in net assets	1,377,465	1,635,135	1,162,478

Net assets at beginning of period	3,164,340	1,529,205	366,727

Net assets at end of period	$4,541,805	$3,164,340	$1,529,205

Net asset value per common share	$23.09	$23.56	$23.56

Common shares outstanding at end of period	196,721	134,288	64,896
See notes to Consolidated Financial Statements.

Oaktree Strategic Credit Fund
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal year ended September 30, 2025	Fiscal year ended September 30, 2024	Fiscal year ended September 30, 2023
Operating activities:
Net increase (decrease) in net assets resulting from operations	$312,968	$247,851	$86,620
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Net unrealized (appreciation) depreciation	16,124	(28,106)	(22,685)
Net realized (gains) losses	(51)	3,612	4,050
PIK interest income	(9,788)	(7,496)	(3,178)
Accretion of original issue discount on investments	(31,203)	(24,872)	(9,507)
Accretion of original issue discount on unsecured notes payable	831	399	—
Amortization of deferred financing costs	9,435	5,716	1,492
Amortization of deferred offering costs	2,096	983	2,737
Deferred taxes	49	8	(44)
Purchases of investments	(4,047,759)	(3,917,301)	(1,703,474)
Proceeds from the sales and repayments of investments	1,732,139	1,336,428	234,750
Changes in operating assets and liabilities:
(Increase) decrease in due from affiliates	(1,997)	861	541
(Increase) decrease in interest receivable	(22,506)	(22,330)	(9,173)
(Increase) decrease in receivables from unsettled transactions	29,389	(34,152)	(7,659)
(Increase) decrease in due from broker	(1,970)	—	—
(Increase) decrease in other assets	(169)	94	(95)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(470)	561	684
Increase (decrease) in base management fee and incentive fees payable	2,885	9,852	7,543
Increase (decrease) in due to broker	(4,040)	4,040	—
Increase (decrease) in due to affiliates	843	(4,554)	4,517
Increase (decrease) in interest payable	5,402	21,694	4,207
Increase (decrease) in payables from unsettled transactions	(16,795)	(8,487)	54,317
Increase (decrease) in director fees payable	(116)	116	—

Net cash used in operating activities	(2,024,703)	(2,415,083)	(1,354,357)

Financing activities:
Distributions paid in cash	(279,737)	(166,023)	(56,093)
Borrowings under credit facilities	1,789,400	855,000	625,000
Repayments of borrowings under credit facilities	(1,535,000)	(205,000)	(255,000)
Issuance of unsecured notes	399,916	745,868	—
Proceeds from issuance of common shares	1,631,794	1,617,429	1,145,700
Deferred financing costs paid	(12,219)	(20,119)	(11,586)
Deferred offering costs paid	(1,863)	(1,128)	(143)
Share repurchases paid	(232,478)	(40,610)	(40)

Net cash provided by financing activities	1,759,813	2,785,417	1,447,838

Effect of exchange rate changes on foreign currency	1,132	2,694	(788)

Net increase (decrease) in cash and cash equivalents and restricted cash	(263,758)	373,028	92,693
Cash and cash equivalents and restricted cash, beginning of period	524,164	151,136	58,443

Cash and cash equivalents and restricted cash, end of period	$260,406	$524,164	$151,136

Supplemental information:
Cash paid for interest	$155,132	$86,431	$16,115
Non-cash financing activities:
Deferred financing costs incurred	$—	$370	$497
Deferred offering costs incurred	399	139	732
Distribution payable	34,937	26,238	12,026
Reinvestment of dividends during the period	103,667	67,616	15,828
Shares repurchases accrued but not yet paid	61,018	14,635	5,336

Oaktree Strategic Credit Fund
Consolidated Statements of Cash Flows
(in thousands)

Reconciliation to the Statements of Assets and Liabilities	September 30, 2025	September 30, 2024	September 30, 2023
Cash and cash equivalents	$215,962	$480,836	$145,499
Restricted cash	44,444	43,328	5,637

Total cash and cash equivalents and restricted cash	$260,406	$524,164	$151,136

See notes to Consolidated Financial Statements.

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Non-Control/Non-Affiliate Investments												(7)
107-109 Beech OAK22 LLC	Real Estate Development	First Lien Revolver			11.00%		2/27/2026		$10,185	$10,083	$10,138	(8)(9)
1261229 BC LTD	Pharmaceuticals	Fixed Rate Bond			10.00%		4/15/2032		22,200	22,200	22,774	(10)
1261229 BC LTD	Pharmaceuticals	First Lien Term Loan	SOFR+	6.25%	10.41%		10/8/2030		47,681	46,591	47,099	(5)(10)
1440 Foods Topco, LLC	Packaged Foods & Meats	First Lien Term Loan	SOFR+	5.00%	9.16%		10/31/2031		62,012	59,000	60,694	(5)
Access CIG, LLC	Diversified Support Services	First Lien Term Loan	SOFR+	4.00%	8.03%		8/18/2030		46,235	45,897	46,431	(5)
ACESO Holding 4 S.A.R.L.	Health Care Services	First Lien Term Loan	E+	5.75%	7.87%		9/27/2031		€8,508	9,794	9,814	(5)(8)(10)
ACESO Holding 4 S.a.r.l.	Health Care Services	First Lien Term Loan	E+	5.75%	7.87%		9/30/2031		39,777	45,718	45,883	(5)(8)(10)
ACESO Holding 4 S.A.R.L.	Health Care Services	First Lien Term Loan	E+	5.75%	7.87%		9/27/2031		34,034	37,338	39,258	(5)(8)(10)
ACP Falcon Buyer Inc	Systems Software	First Lien Term Loan	SOFR+	5.50%	9.79%		8/1/2029		$34,060	33,407	34,060	(5)(8)
ACP Falcon Buyer Inc	Systems Software	First Lien Revolver	SOFR+	5.50%			8/1/2029		—	(102)	—	(5)(8)(9)
Acquia Inc.	Application Software	First Lien Term Loan	SOFR+	6.00%	10.43%		10/30/2026		11,166	11,080	11,166	(5)(8)
ADC Therapeutics SA	Biotechnology	First Lien Term Loan	SOFR+	7.50%	11.65%		8/15/2029		10,406	10,110	10,251	(5)(8)(10)
ADC Therapeutics SA	Biotechnology	Warrants						45,727		275	54	(8)(10)(14)
AIP RD Buyer Corp.	Distributors	Common Stock						4,560		428	800	(8)(14)
American Auto Auction Group, LLC	Diversified Support Services	First Lien Term Loan	SOFR+	4.50%	8.50%		5/28/2032		22,883	22,711	23,113	(5)
Arches Buyer Inc.	Interactive Media & Services	First Lien Term Loan	SOFR+	5.50%	9.66%		12/6/2027		92,790	92,020	92,790	(5)(8)
Artera Services, LLC	Construction & Engineering	First Lien Term Loan	SOFR+	4.50%	8.50%		2/15/2031		53,533	53,103	48,062	(5)
Artera Services, LLC	Construction & Engineering	Fixed Rate Bond			8.50%		2/15/2031		25,234	23,201	22,319
ASP Integrity Acquisition Co LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.00%			3/6/2032		—	(55)	(251)	(5)(8)(9)
ASP Integrity Acquisition Co LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.00%	9.13%		3/6/2032		47,622	46,966	46,126	(5)(8)
ASP Integrity Acquisition Co LLC	Diversified Support Services	First Lien Revolver	PRIME+	4.00%	11.25%		3/6/2031		997	875	715	(5)(8)(9)
ASP-R-PAC Acquisition Co LLC	Paper & Plastic Packaging Products & Materials	First Lien Term Loan	SOFR+	6.00%	10.31%		12/29/2027		988	981	974	(5)(8)(10)
ASP-R-PAC Acquisition Co LLC	Paper & Plastic Packaging Products & Materials	First Lien Term Loan	SOFR+	6.00%	10.57%		12/29/2027		4,763	4,727	4,696	(5)(8)(10)
ASP-R-PAC Acquisition Co LLC	Paper & Plastic Packaging Products & Materials	First Lien Revolver	SOFR+	6.00%	10.28%		12/29/2027		435	430	427	(5)(8)(9)(10)
Astra Acquisition Corp.	Application Software	First Lien Term Loan	SOFR+	6.75%			2/25/2028		7,337	6,453	2,935	(5)(8)(11)
Astra Acquisition Corp.	Application Software	First Lien Term Loan	SOFR+	5.25%			10/25/2028		8,316	6,324	—	(5)(8)(11)
Asurion, LLC	Property & Casualty Insurance	First Lien Term Loan	SOFR+	4.00%	8.26%		8/19/2028		25,376	25,301	25,457	(5)
Asurion, LLC	Property & Casualty Insurance	First Lien Term Loan	SOFR+	4.25%	8.51%		8/19/2028		33,694	33,196	33,839	(5)
Asurion, LLC	Property & Casualty Insurance	First Lien Term Loan	SOFR+	4.25%	8.41%		9/19/2030		18,703	18,165	18,608	(5)
athenahealth Group Inc.	Health Care Technology	Preferred Equity						5,809		5,917	8,390	(8)(13)(14)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Atlas Borrower, LLC	Health Care Services	First Lien Term Loan	SOFR+	4.50%	8.50%		9/4/2032		58,141	57,559	57,571	(5)(8)
Atlas Borrower, LLC	Health Care Services	First Lien Revolver	SOFR+	4.50%			9/4/2032		—	(99)	(97)	(5)(8)(9)
Aurelia Netherlands B.V.	Interactive Media & Services	First Lien Term Loan	E+	4.75%	6.78%		5/29/2031		€99,155	110,787	116,216	(5)(8)(10)
Aurora Lux Finco S.A.R.L	Application Software	First Lien Term Loan	SOFR+	5.25%	9.42%		9/26/2032		$40,000	39,200	39,400	(5)(10)
AVSC Holding Corp.	Specialized Consumer Services	First Lien Term Loan	SOFR+	5.00%	9.16%		12/5/2031		121,320	119,178	119,075	(5)(8)
AVSC Holding Corp.	Specialized Consumer Services	First Lien Revolver	SOFR+	5.00%			12/5/2029		—	$(218)	$(228)	(5)(8)(9)
Ballyrock CLO 19	Multi-Sector Holdings	CLO Notes	SOFR+	7.11%	11.44%		4/20/2035		$2,220	2,223	2,230	(5)(10)
Bamboo US Bidco LLC	Health Care Equipment	First Lien Term Loan	SOFR+	5.25%	9.58%		9/30/2030		2,998	2,975	2,965	(5)(8)(9)
Bamboo US Bidco LLC	Health Care Equipment	First Lien Term Loan	SOFR+	5.25%			9/30/2030		—	—	(33)	(5)(8)(9)
Bamboo US Bidco LLC	Health Care Equipment	First Lien Term Loan	SOFR+	5.25%	9.56%		9/30/2030		3,884	3,814	3,845	(5)(8)
Bamboo US Bidco LLC	Health Care Equipment	First Lien Term Loan	SOFR+	5.25%	9.56%		9/30/2030		25,388	24,863	25,134	(5)(8)
Bamboo US Bidco LLC	Health Care Equipment	First Lien Term Loan	E+	5.25%	7.28%		9/30/2030		€15,796	16,396	18,375	(5)(8)
Bamboo US Bidco LLC	Health Care Equipment	First Lien Revolver	SOFR+	5.25%			10/1/2029		—	(104)	(52)	(5)(8)(9)
Barracuda Parent, LLC	Systems Software	First Lien Term Loan	SOFR+	6.50%	10.81%		8/15/2029		$48,886	47,598	46,808	(5)(8)
Bayou Intermediate II, LLC	Health Care Supplies	First Lien Term Loan	SOFR+	4.75%	8.91%		9/30/2032		38,756	38,368	38,368	(5)(8)
Bayou Intermediate II, LLC	Health Care Supplies	First Lien Term Loan	SOFR+	4.75%			9/30/2032		—	(53)	(53)	(5)(8)(9)
Bayou Intermediate II, LLC	Health Care Supplies	First Lien Revolver	SOFR+	4.75%			9/30/2032		—	(56)	(56)	(5)(8)(9)
Beach Acquisition Bidco LLC	Footwear	Fixed Rate Bond			10.00%		7/15/2033		31,650	31,650	34,219
BioXcel Therapeutics, Inc.	Pharmaceuticals	First Lien Term Loan			13.00%		4/19/2027		1,470	1,469	1,285	(8)(10)
BioXcel Therapeutics, Inc.	Pharmaceuticals	First Lien Term Loan			13.00%		4/19/2027		3,545	3,504	3,100	(8)(10)
BioXcel Therapeutics, Inc.	Pharmaceuticals	First Lien Term Loan			13.00%		4/19/2027		—	—	—	(8)(9)(10)
BioXcel Therapeutics, Inc.	Pharmaceuticals	First Lien Term Loan			13.00%		4/19/2027		—	—	—	(8)(9)(10)
BioXcel Therapeutics, Inc.	Pharmaceuticals	Common Stock						12,702		—	33	(10)(14)
BioXcel Therapeutics, Inc.	Pharmaceuticals	Warrants						975		74	1	(8)(10)(14)
BioXcel Therapeutics, Inc.	Pharmaceuticals	Warrants						279		—	—	(8)(10)(14)
Biscuit Parent, LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	8.75%		2/27/2031		479	406	479	(5)(8)(9)
Biscuit Parent, LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	8.75%		2/27/2031		32,701	32,423	32,701	(5)(8)
Biscuit Parent, LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	8.75%		2/27/2031		49,375	48,803	49,375	(5)(8)
Biscuit Parent, LLC	Application Software	First Lien Revolver	SOFR+	4.75%			2/27/2031		—	(174)	—	(5)(8)(9)
Blazing Star Parent, LLC	Drug Retail	First Lien Term Loan	SOFR+	7.00%	11.20%		8/28/2030		86,408	84,288	84,282	(5)(8)
Blue Bidco Ltd	Wireless Telecommunication Services	First Lien Term Loan	SONIA+	5.00%	9.16%		6/14/2032		£3,381	3,337	3,355	(5)(8)(9)(10)
Blue Bidco Ltd	Wireless Telecommunication Services	First Lien Term Loan	E+	5.00%	7.04%		6/14/2032		€5,593	6,416	6,512	(5)(8)(10)
Blue Bidco Ltd	Wireless Telecommunication Services	First Lien Term Loan	SOFR+	5.00%	9.26%		6/14/2032		$1,644	1,629	1,629	(5)(8)(10)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Blue Bidco Ltd	Wireless Telecommunication Services	First Lien Term Loan	SONIA+	5.00%	8.97%		6/14/2032		£8,475	11,411	11,305	(5)(8)(10)
BOTA BIDCO GMBH	Diversified Chemicals	First Lien Term Loan	E+	4.00%	5.90%		10/31/2029		€9,022	8,882	10,256	(5)(8)(10)
BOTA BIDCO GMBH	Diversified Chemicals	First Lien Term Loan	E+	4.50%	6.41%		10/31/2030		36,081	35,467	40,275	(5)(8)(10)
CD&R Firefly Bidco Limited	Other Specialty Retail	First Lien Term Loan	SONIA+	4.75%	8.72%		4/29/2029		£23,022	28,828	31,141	(5)(10)
Centralsquare Technologies, LLC	Application Software	First Lien Term Loan	SOFR+	6.25%	7.03%	3.38%	4/12/2030		$30,946	30,391	30,906	(5)(8)
Centralsquare Technologies, LLC	Application Software	First Lien Revolver	SOFR+	5.75%			4/12/2030		—	(64)	(3)	(5)(8)(9)
Cielo Bidco Limited	Building Products	First Lien Term Loan	E+	4.75%			6/30/2032		—	(59)	(56)	(5)(8)(9)(10)
Cielo Bidco Limited	Building Products	First Lien Term Loan	SONIA+	4.75%	8.72%		6/30/2032		£39,461	52,954	52,630	(5)(8)(10)
Cielo Bidco Limited	Building Products	First Lien Term Loan	E+	4.75%	6.65%		6/30/2032		€9,166	$10,599	$10,670	(5)(8)(10)
Cloud Software Group, Inc.	Application Software	First Lien Term Loan	SOFR+	3.25%	7.25%		3/24/2031		$13,930	13,844	13,998	(5)
Colony Holding Corporation	Distributors	First Lien Term Loan	SOFR+	6.50%	10.80%		11/13/2026		3,861	3,836	3,796	(5)(8)
Colony Holding Corporation	Distributors	First Lien Term Loan	SOFR+	6.50%	10.91%		11/13/2026		11,874	11,768	11,672	(5)(8)
Condor Merger Sub Inc.	Systems Software	Fixed Rate Bond			7.38%		2/15/2030		22,277	20,911	20,690
Connect Holding II LLC	Alternative Carriers	Fixed Rate Bond			10.50%		4/3/2031		12,030	11,675	12,030
Connect Holding II LLC	Alternative Carriers	First Lien Term Loan	SOFR+	4.25%	8.40%		4/3/2031		40,830	33,477	33,571	(5)
CoreRx, Inc.	Pharmaceuticals	First Lien Term Loan	SOFR+	7.50%	11.50%		4/6/2029		18,328	18,006	18,282	(5)(8)
Coupa Holdings, LLC	Application Software	First Lien Term Loan	SOFR+	5.25%			2/27/2030		—	(15)	—	(5)(8)(9)
Coupa Holdings, LLC	Application Software	First Lien Term Loan	SOFR+	5.25%	9.56%		2/27/2030		13,296	13,086	13,296	(5)(8)
Coupa Holdings, LLC	Application Software	First Lien Revolver	SOFR+	5.25%			2/27/2029		—	(13)	—	(5)(8)(9)
Creek Parent, Inc.	Life Sciences Tools & Services	First Lien Term Loan	SOFR+	5.00%	9.14%		12/18/2031		105,947	104,190	103,944	(5)(8)
Creek Parent, Inc.	Life Sciences Tools & Services	First Lien Revolver	SOFR+	5.00%			12/18/2031		—	(237)	(290)	(5)(8)(9)
Crewline Buyer, Inc.	Application Software	First Lien Term Loan	SOFR+	6.75%	10.91%		11/8/2030		3,080	3,015	3,049	(5)(8)
Crewline Buyer, Inc.	Application Software	First Lien Term Loan	SOFR+	6.75%	10.91%		11/8/2030		43,911	43,111	43,472	(5)(8)
Crewline Buyer, Inc.	Application Software	First Lien Revolver	SOFR+	6.75%			11/8/2030		—	(83)	(46)	(5)(8)(9)
Dealer Tire Financial, LLC	Distributors	Fixed Rate Bond			8.00%		2/1/2028		41,354	40,944	40,936
Delta Leasing SPV II LLC	Specialized Finance	Subordinated Debt Term Loan			3.00%	7.00%	8/31/2029		29,046	29,046	29,046	(8)(10)
Delta Leasing SPV II LLC	Specialized Finance	Subordinated Debt Term Loan			8.00%	3.00%	8/31/2029		39,466	39,466	39,466	(8)(10)
Delta Leasing SPV II LLC	Specialized Finance	Preferred Equity						330		330	468	(8)(10)(14)
Delta Leasing SPV II LLC	Specialized Finance	Common Stock						2		2	2	(8)(10)(14)
Delta Leasing SPV II LLC	Specialized Finance	Warrants						25		—	—	(8)(10)(14)
Digicel International Finance Ltd / Difl US LLC	Wireless Telecommunication Services	Fixed Rate Bond			8.63%		8/1/2032		4,757	4,757	4,894	(10)
DirecTV Financing, LLC	Cable & Satellite	Fixed Rate Bond			10.00%		2/15/2031		21,198	21,198	21,183
DirecTV Financing, LLC	Cable & Satellite	First Lien Term Loan	SOFR+	5.00%	9.57%		8/2/2027		200	199	201	(5)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
DirecTV Financing, LLC	Cable & Satellite	First Lien Term Loan	SOFR+	5.25%	9.82%		8/2/2029		26,912	26,545	26,992	(5)
DirecTV Financing, LLC	Cable & Satellite	First Lien Term Loan	SOFR+	5.50%	9.81%		2/17/2031		20,162	19,792	19,759
Draken International, LLC	Aerospace & Defense	First Lien Term Loan	SOFR+	5.50%			5/19/2032		—	(210)	(202)	(5)(8)(9)(10)
Draken International, LLC	Aerospace & Defense	First Lien Term Loan	SOFR+	5.50%	9.69%		5/19/2032		18,849	18,492	18,506	(5)(8)(10)
Draken International, LLC	Aerospace & Defense	First Lien Term Loan	SONIA+	5.50%	9.47%		5/19/2032		£59,320	77,795	78,390	(5)(8)(10)
DTI Holdco, Inc.	Research & Consulting Services	First Lien Term Loan	SOFR+	4.00%	8.16%		4/26/2029		$56,583	55,512	50,572	(5)
Dukes Root Control Inc.	Environmental & Facilities Services	First Lien Term Loan	SOFR+	5.50%	9.96%		12/8/2028		1,039	1,030	1,032	(5)(8)
Dukes Root Control Inc.	Environmental & Facilities Services	First Lien Term Loan	SOFR+	5.50%	9.94%		12/8/2029		1,927	1,913	1,915	(5)(8)
Dukes Root Control Inc.	Environmental & Facilities Services	First Lien Term Loan	SOFR+	5.50%	9.85%		12/8/2028		17,121	16,944	17,011	(5)(8)
Dukes Root Control Inc.	Environmental & Facilities Services	First Lien Revolver	SOFR+	5.50%	9.82%		12/8/2028		184	162	171	(5)(8)(9)
Empire Bidco AB	Life Sciences Tools & Services	First Lien Term Loan	SONIA+	5.25%	9.22%		9/22/2032		£27,033	35,755	35,665	(5)(8)(10)
Empire Bidco AB	Life Sciences Tools & Services	First Lien Term Loan	STIBOR+	5.25%	7.38%		9/22/2032		kr 348,703	$36,443	$36,334	(5)(8)(10)
Empire Bidco AB	Life Sciences Tools & Services	First Lien Term Loan	STIBOR+	5.25%			9/22/2032		—	(452)	(450)	(5)(8)(9)(10)
Engineering Research And Consulting LLC	Construction & Engineering	First Lien Term Loan	SOFR+	5.00%	9.29%		8/29/2031		$31,740	31,275	30,867	(5)
Enverus Holdings, Inc.	Application Software	First Lien Term Loan	SOFR+	5.50%			12/24/2029		—	(14)	—	(5)(8)(9)
Enverus Holdings, Inc.	Application Software	First Lien Term Loan	SOFR+	5.50%	9.82%		12/24/2029		55,339	54,613	55,339	(5)(8)
Enverus Holdings, Inc.	Application Software	First Lien Revolver	SOFR+	5.50%	9.64%		12/24/2029		175	132	175	(5)(8)(9)
Establishment Labs Holdings Inc.	Health Care Technology	First Lien Term Loan			9.00%		4/21/2027		1,832	1,821	1,842	(8)(10)
Establishment Labs Holdings Inc.	Health Care Technology	First Lien Term Loan			10.00%		4/21/2027		1,689	1,656	1,723	(8)(10)
Establishment Labs Holdings Inc.	Health Care Technology	First Lien Term Loan			10.00%		4/21/2027		1,689	1,656	1,723	(8)(10)
Establishment Labs Holdings Inc.	Health Care Technology	First Lien Term Loan			9.00%		4/21/2027		11,437	11,389	11,501	(8)(10)
Everbridge, Inc.	Application Software	First Lien Term Loan	SOFR+	5.00%	9.29%		7/2/2031		7,681	7,621	7,681	(5)(8)(9)
Everbridge, Inc.	Application Software	First Lien Term Loan	SOFR+	5.00%	9.29%		7/2/2031		78,364	78,042	78,364	(5)(8)
Everbridge, Inc.	Application Software	First Lien Revolver	SOFR+	5.00%			7/2/2031		—	(32)	—	(5)(8)(9)
Evergreen IX Borrower 2023, LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	8.75%		9/30/2030		9,006	8,933	9,006	(5)(8)
Evergreen IX Borrower 2023, LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	8.75%		9/30/2030		35,671	35,034	35,671	(5)(8)
Evergreen IX Borrower 2023, LLC	Application Software	First Lien Revolver	SOFR+	4.75%			9/29/2029		—	(67)	—	(5)(8)(9)
Eyesouth Eye Care Holdco LLC	Health Care Services	First Lien Term Loan	SOFR+	5.50%	9.88%		10/5/2029		3,175	3,129	3,134	(5)(8)
Eyesouth Eye Care Holdco LLC	Health Care Services	First Lien Term Loan	SOFR+	5.50%	9.76%		10/5/2029		2,759	2,696	2,696	(5)(8)(9)
Eyesouth Eye Care Holdco LLC	Health Care Services	Common Stock						885		885	1,019	(8)(14)
F&M BUYER LLC	Systems Software	First Lien Term Loan	SOFR+	4.50%			3/18/2032		—	(40)	(40)	(5)(8)(9)
F&M BUYER LLC	Systems Software	First Lien Term Loan	SOFR+	4.50%	8.50%		3/18/2032		23,866	23,627	23,627	(5)(8)
F&M BUYER LLC	Systems Software	First Lien Revolver	SOFR+	4.50%			3/18/2032		—	(35)	(35)	(5)(8)(9)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Finastra USA, Inc.	Application Software	First Lien Term Loan	SOFR+	7.25%	11.29%		9/13/2029		12,067	11,908	12,067	(5)(8)(10)
Flexera Software LLC	Application Software	First Lien Revolver	SOFR+	4.75%			8/13/2032		—	(8)	(7)	(5)(8)(9)
Flexera Software LLC	Application Software	First Lien Term Loan	E+	4.75%	6.63%		8/15/2032		€12,305	14,376	14,425	(5)(8)
Flexera Software LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	9.08%		8/15/2032		$40,774	40,672	40,680	(5)(8)
Formulations Parent Corp	Specialty Chemicals	First Lien Term Loan	SOFR+	4.00%	8.33%		4/9/2032		17,500	17,325	17,400	(5)(8)
Fortress Credit BSL XV	Multi-Sector Holdings	CLO Notes	SOFR+	4.75%	9.08%		10/18/2033		5,000	5,000	4,997	(5)(10)
Fortress Credit BSL XV	Multi-Sector Holdings	CLO Notes	SOFR+	8.45%	12.78%		10/18/2033		6,000	6,035	5,933	(5)(10)
Galileo Parent, Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	5.75%	9.75%		5/3/2030		82,981	82,590	82,566	(5)(8)
Galileo Parent, Inc.	Aerospace & Defense	First Lien Revolver	SOFR+	5.75%	9.75%		5/3/2029		8,656	8,634	8,580	(5)(8)(9)
Gallatin CLO X 2023-1	Multi-Sector Holdings	CLO Notes	SOFR+	5.41%	9.73%		10/14/2035		5,000	4,913	5,021	(5)(10)
Geo Topco Corporation	Building Products	First Lien Term Loan	SOFR+	4.50%	8.83%		10/15/2031		10,195	10,051	10,056	(5)(8)(9)
Geo Topco Corporation	Building Products	First Lien Term Loan	SOFR+	4.50%	8.60%		10/15/2031		56,177	55,692	55,801	(5)(8)
Geo Topco Corporation	Building Products	First Lien Revolver	SOFR+	4.50%	8.70%		10/15/2031		1,821	1,753	1,768	(5)(8)(9)
Grand River Aseptic Manufacturing, Inc.	Health Care Equipment	First Lien Term Loan	SOFR+	5.00%	9.07%		3/10/2031		30,022	29,750	29,713	(5)(8)
Grand River Aseptic Manufacturing, Inc.	Health Care Equipment	First Lien Revolver	SOFR+	5.00%			3/10/2031		—	(84)	(95)	(5)(8)(9)
Greenway Health, LLC	Health Care Technology	First Lien Term Loan	SOFR+	6.75%	10.75%		4/1/2029		24,625	24,136	24,625	(5)(8)
Grove Hotel Parcel Owner, LLC	Hotels, Resorts & Cruise Lines	First Lien Term Loan	SOFR+	8.00%	12.26%		6/21/2027		3,537	3,512	3,443	(5)(8)
Grove Hotel Parcel Owner, LLC	Hotels, Resorts & Cruise Lines	First Lien Term Loan	SOFR+	8.00%	12.26%		6/21/2027		17,153	17,035	16,699	(5)(8)
Grove Hotel Parcel Owner, LLC	Hotels, Resorts & Cruise Lines	First Lien Revolver	SOFR+	8.00%			6/21/2027		—	(12)	(47)	(5)(8)(9)
HAH Group Holding Co LLC	Health Care Services	Fixed Rate Bond			9.75%		10/1/2031		6,640	6,276	6,314
HAH Group Holding Co LLC	Health Care Services	First Lien Term Loan	SOFR+	5.00%	9.16%		9/17/2031		9,401	8,532	8,496
Harbor Purchaser Inc.	Education Services	First Lien Term Loan	SOFR+	5.25%	9.51%		4/9/2029		39,798	39,191	35,765	(5)
Harrow Health, Inc.	Pharmaceuticals	Fixed Rate Bond			8.63%		9/15/2030		7,700	7,700	8,013	(10)
Hertz Vehicle Financing III	Specialized Finance	Subordinated Debt Revolver			9.28%		6/28/2028		85,710	85,710	85,710	(8)(10)
IAMGOLD Corporation	Gold	Second Lien Term Loan	SOFR+	8.25%	12.39%		5/16/2028		21,296	20,961	22,105	(5)(8)(10)
Icefall Parent, Inc.	Application Software	First Lien Term Loan	SOFR+	4.50%	8.81%		1/25/2030		52,319	52,176	52,843	(5)(8)
Icefall Parent, Inc.	Application Software	First Lien Revolver	SOFR+	4.50%			1/25/2030		—	(38)	—	(5)(8)(9)
iCIMs, Inc.	Application Software	First Lien Term Loan	SOFR+	6.25%	10.57%		8/18/2028		2,305	2,305	2,297	(5)(8)
iCIMs, Inc.	Application Software	First Lien Term Loan	SOFR+	5.75%	10.07%		8/18/2028		16,054	16,054	15,911	(5)(8)
iCIMs, Inc.	Application Software	First Lien Revolver	SOFR+	5.75%	10.08%		8/18/2028		392	392	369	(5)(8)(9)
Inmar Inc	Application Software	First Lien Term Loan	SOFR+	4.50%	8.66%		10/30/2031		60,508	60,236	60,527	(5)
Integrity Marketing Acquisition, LLC	Insurance Brokers	First Lien Term Loan	SOFR+	5.00%			8/25/2028		—	(153)	(25)	(5)(8)(9)
Integrity Marketing Acquisition, LLC	Insurance Brokers	First Lien Term Loan	SOFR+	5.00%	9.20%		8/25/2028		79,758	79,340	79,654	(5)(8)
Integrity Marketing Acquisition, LLC	Insurance Brokers	First Lien Revolver	SOFR+	5.00%			8/25/2028		—	(56)	(9)	(5)(8)(9)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)		Cost	Fair Value	Notes
Inventus Power, Inc.	Electrical Components & Equipment	First Lien Term Loan	SOFR+	7.50%	11.78%		1/15/2026			42,887	42,958	42,488	(5)(8)
Inventus Power, Inc.	Electrical Components & Equipment	First Lien Revolver	SOFR+	7.50%	11.87%		1/15/2026			1,159	1,142	1,113	(5)(8)(9)
IW Buyer LLC	Electrical Components & Equipment	First Lien Term Loan	SOFR+	5.00%	9.26%		6/28/2029			4,886	4,849	4,843	(5)(8)
IW Buyer LLC	Electrical Components & Equipment	First Lien Term Loan	SOFR+	5.00%	9.26%		6/28/2029			18,867	18,678	18,699	(5)(8)
IW Buyer LLC	Electrical Components & Equipment	First Lien Term Loan	SOFR+	5.00%	9.26%		6/28/2029			28,428	27,939	28,175	(5)(8)
IW Buyer LLC	Electrical Components & Equipment	First Lien Revolver	SOFR+	5.00%	9.25%		6/28/2029			1,072	944	1,005	(5)(8)(9)
Janus Bidco Limited	Application Software	First Lien Term Loan	SONIA+	5.50%			4/25/2031			—	(155)	—	(5)(8)(9)(10)
Janus Bidco Limited	Application Software	First Lien Term Loan	SOFR+	5.50%	9.98%		4/25/2031			51,970	50,930	51,970	(5)(8)(10)
Janus Bidco Limited	Application Software	First Lien Term Loan	SONIA+	5.50%	9.47%		4/25/2031			£1,742	2,145	2,345	(5)(8)(10)
JN Bidco LLC	Health Care Technology	Common Stock						3,595,500			3,338	7,173	(8)(14)
Kairos Intermediateco AB	Health Care Supplies	First Lien Term Loan	E+	4.75%			4/22/2032			—	(23)	—	(5)(8)(9)(10)
Kairos Intermediateco AB	Health Care Supplies	First Lien Term Loan	E+	4.75%	6.78%		4/22/2032			€20,027	23,225	23,416	(5)(8)(10)
Kairos Intermediateco AB	Health Care Supplies	First Lien Term Loan	NIBOR+	4.75%	9.05%		4/22/2032		Nkr	184,534	18,138	18,404	(5)(8)(10)
Kairos Intermediateco AB	Health Care Supplies	First Lien Term Loan	SONIA+	4.75%	8.72%		4/22/2032			£13,129	17,609	17,588	(5)(8)(10)
Kaseya Inc.	Systems Software	Second Lien Term Loan	SOFR+	5.00%	9.16%		3/20/2033			$43,764	43,691	43,901	(5)
Kings Buyer, LLC	Environmental & Facilities Services	First Lien Term Loan	SOFR+	5.25%	9.35%		10/29/2027			57,812	57,372	55,286	(5)(8)
Kings Buyer, LLC	Environmental & Facilities Services	First Lien Term Loan	SOFR+	5.25%	9.25%		10/29/2027			4,705	4,688	4,499	(5)(8)
Kings Buyer, LLC	Environmental & Facilities Services	First Lien Revolver	PRIME+	4.25%	11.50%		10/29/2027			2,535	2,452	2,164	(5)(8)(9)
Kite Midco II Inc.	Research & Consulting Services	First Lien Term Loan	SOFR+	4.50%			11/25/2031			—	(63)	(72)	(5)(8)(9)
Kite Midco II Inc.	Research & Consulting Services	First Lien Term Loan	SOFR+	4.50%	8.77%		11/25/2031			$39,033	38,518	38,490	(5)(8)
LABL, Inc.	Office Services & Supplies	First Lien Term Loan	SOFR+	5.00%	9.26%		10/30/2028			28,076	27,681	23,135	(5)
LDS Buyer, LLC	Air Freight & Logistics	First Lien Term Loan	SOFR+	5.00%	9.16%		2/9/2032			8,303	8,111	8,231	(5)(8)
LDS Buyer, LLC	Air Freight & Logistics	First Lien Term Loan	SOFR+	5.00%	9.16%		2/9/2032			1,864	1,845	1,848	(5)(8)
LDS Buyer, LLC	Air Freight & Logistics	First Lien Term Loan	SOFR+	5.00%	9.16%		2/9/2032			41,933	41,457	41,568	(5)(8)
LDS Buyer, LLC	Air Freight & Logistics	First Lien Term Loan	SOFR+	5.00%			2/9/2032			—	(93)	(91)	(5)(8)(9)
LDS Buyer, LLC	Air Freight & Logistics	First Lien Revolver	SOFR+	5.00%			2/9/2032			—	(71)	(54)	(5)(8)(9)
Learfield Communications, LLC	Movies & Entertainment	First Lien Term Loan	SOFR+	4.50%	8.66%		6/30/2028			45,449	45,345	45,965	(5)
Legends Hospitality Holding Company, LLC	Specialized Consumer Services	First Lien Term Loan	SOFR+	5.00%	9.17%		8/22/2031			2,024	1,976	1,968	(5)(8)(9)
Legends Hospitality Holding Company, LLC	Specialized Consumer Services	First Lien Term Loan	SOFR+	5.50%	6.96%	2.75%	8/22/2031			56,798	55,869	55,833	(5)(8)
Legends Hospitality Holding Company, LLC	Specialized Consumer Services	First Lien Revolver	SOFR+	5.00%	9.16%		8/22/2030			655	548	549	(5)(8)(9)
Lightbox Intermediate, L.P.	Real Estate Services	First Lien Term Loan	SOFR+	5.25%	9.25%		1/13/2030			59,293	58,531	58,695	(5)(8)
Lightbox Intermediate, L.P.	Real Estate Services	First Lien Revolver	SOFR+	5.25%			1/13/2030			—	(49)	(39)	(5)(8)(9)
LSL Holdco, LLC	Health Care Distributors	First Lien Term Loan	SOFR+	6.00%	10.26%		1/31/2028			1,026	994	988	(5)(8)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
LSL Holdco, LLC	Health Care Distributors	First Lien Term Loan	SOFR+	6.00%	10.26%		1/31/2028		8,814	8,746	8,480	(5)(8)
LSL Holdco, LLC	Health Care Distributors	First Lien Revolver	SOFR+	6.00%	10.26%		1/31/2028		690	682	651	(5)(8)(9)
M2S Group Intermediate Holdings Inc	Multi-Sector Holdings	First Lien Term Loan	SOFR+	4.75%	9.06%		8/25/2031		52,570	50,430	52,281	(5)
McAfee Corp.	Systems Software	First Lien Term Loan	SOFR+	3.00%	7.22%		3/1/2029		19,850	19,074	19,019	(5)
Mesoblast, Inc.	Biotechnology	First Lien Term Loan			9.75%		11/19/2026		1,565	1,531	1,597	(8)(10)
Mesoblast, Inc.	Biotechnology	Warrants						33,174		152	212	(8)(10)(14)
MHE Intermediate Holdings, LLC	Diversified Support Services	First Lien Term Loan	SOFR+	6.00%	10.46%		7/21/2027		5,179	5,108	5,102	(5)(8)
MHE Intermediate Holdings, LLC	Diversified Support Services	First Lien Term Loan	SOFR+	6.25%	10.71%		7/21/2027		1,015	1,004	1,000	(5)(8)
Microf Funding V LLC	Consumer Finance	First Lien Term Loan	SOFR+	6.00%	10.13%		6/3/2027		19,966	19,701	19,912	(5)(8)(9)(10)
Minotaur Acquisition, Inc.	Financial Exchanges & Data	First Lien Term Loan	SOFR+	5.00%			6/3/2030		—	(70)	(26)	(5)(8)(9)(10)
Minotaur Acquisition, Inc.	Financial Exchanges & Data	First Lien Term Loan	SOFR+	5.00%	9.16%		6/3/2030		6,729	6,595	6,704	(5)(8)(10)
Minotaur Acquisition, Inc.	Financial Exchanges & Data	First Lien Term Loan	SOFR+	5.00%	9.16%		6/3/2030		41,217	40,575	41,060	(5)(8)(10)
Minotaur Acquisition, Inc.	Financial Exchanges & Data	First Lien Revolver	SOFR+	5.00%			6/3/2030		—	(65)	(15)	(5)(8)(9)(10)
Mitchell International Inc	Application Software	Second Lien Term Loan	SOFR+	5.25%	9.41%		6/17/2032		42,135	41,953	41,851	(5)
Mitchell International Inc	Application Software	First Lien Term Loan	SOFR+	3.25%	7.41%		6/17/2031		16,929	16,772	16,933	(5)
Modena Buyer LLC	Application Software	First Lien Term Loan	SOFR+	4.50%	8.81%		7/1/2031		38,169	37,540	37,747	(5)
Monotype Imaging Holdings Inc.	Application Software	First Lien Term Loan	SOFR+	5.50%	9.66%		2/28/2031		1,546	1,489	1,544	(5)(8)(9)
Monotype Imaging Holdings Inc.	Application Software	First Lien Term Loan	SOFR+	5.50%	9.66%		2/28/2031		71,385	70,315	71,371	(5)(8)
Monotype Imaging Holdings Inc.	Application Software	First Lien Revolver	SOFR+	5.50%			2/28/2030		—	(100)	(11)	(5)(8)(9)
MRI Software LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	8.75%		2/10/2028		4,797	4,748	4,769	(5)(8)
MRI Software LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	8.75%		2/10/2028		7,053	7,050	7,011	(5)(8)
MRI Software LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	8.75%		2/10/2028		57,647	57,161	57,307	(5)(8)
MRI Software LLC	Application Software	First Lien Revolver	SOFR+	4.75%	8.75%		2/10/2028		590	570	556	(5)(8)(9)
Nellson Nutraceutical, LLC	Packaged Foods & Meats	First Lien Term Loan	SOFR+	5.75%			4/17/2031		—	(28)	(25)	(5)(8)(9)(10)
Nellson Nutraceutical, LLC	Packaged Foods & Meats	First Lien Term Loan	SOFR+	5.75%	9.75%		4/17/2031		48,606	47,877	47,960	(5)(8)(10)
Nellson Nutraceutical, LLC	Packaged Foods & Meats	First Lien Term Loan	SOFR+	5.75%	9.75%		4/17/2031		14,429	14,229	14,237	(5)(8)(10)
Nellson Nutraceutical, LLC	Packaged Foods & Meats	First Lien Revolver	SOFR+	5.75%	9.75%		4/17/2031		1,367	1,230	1,236	(5)(8)(9)(10)
Neptune Bidco US Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	4.75%	8.75%		1/19/2031		30,740	30,359	30,740	(5)(8)
Neptune Bidco US Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	5.25%			1/19/2031		—	(13)	—	(5)(8)(9)
Next Holdco, LLC	Health Care Technology	First Lien Term Loan	SOFR+	5.25%			11/12/2030		—	(65)	(74)	(5)(8)(9)
Next Holdco, LLC	Health Care Technology	First Lien Revolver	SOFR+	5.25%			11/8/2029		—	(46)	(40)	(5)(8)(9)
Next Holdco, LLC	Health Care Technology	First Lien Term Loan	SOFR+	5.25%	9.48%		11/9/2030		17,650	17,493	17,486	(5)(8)
Next Holdco, LLC	Health Care Technology	First Lien Term Loan	SOFR+	5.25%	9.48%		11/12/2030		45,925	45,422	45,498	(5)(8)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Nexus Buyer LLC	Specialized Finance	Second Lien Term Loan	SOFR+	5.75%	9.91%		2/16/2032		70,644	70,013	70,653
NFM & J, L.P.	Diversified Support Services	First Lien Term Loan	SOFR+	5.75%	10.05%		11/10/2029		1,372	1,238	1,284	(5)(8)(9)
NFM & J, L.P.	Diversified Support Services	First Lien Term Loan	SOFR+	5.75%	10.08%		11/10/2029		21,884	21,504	21,728	(5)(8)
NFM & J, L.P.	Diversified Support Services	First Lien Revolver	PRIME+	4.75%	12.00%		11/10/2029		785	702	751	(5)(8)(9)
Nidda BondCo GmbH	Health Care Services	First Lien Term Loan	SONIA+	4.75%	8.72%		5/28/2032		£29,750	39,635	40,256	(5)(10)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	SOFR+	4.50%	8.72%		5/3/2029		$5,729	6,137	6,214	(5)(8)(9)(10)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	SOFR+	4.50%	8.50%		5/3/2029		3,313	3,274	3,313	(5)(8)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	SONIA+	4.50%	8.47%		5/3/2029		£3,140	3,913	4,227	(5)(8)(10)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	SOFR+	4.50%	8.50%		5/3/2029		$36,168	35,736	36,168	(5)(8)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	NIBOR+	4.50%	8.64%		5/3/2029		Nkr 68,811	6,192	6,896	(5)(8)(10)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	SOFR+	4.50%	8.50%		5/3/2029		$27,846	27,746	27,846	(5)(8)(10)
North Star Acquisitionco, LLC	Education Services	First Lien Revolver	SOFR+	4.50%			5/3/2029		—	(24)	—	(5)(8)(9)(10)
North Star Acquisitionco, LLC	Education Services	First Lien Revolver	SOFR+	4.50%	8.82%		5/3/2029		1,657	1,604	1,657	(5)(8)(9)
OFSI Fund Ltd	Multi-Sector Holdings	CLO Notes	SOFR+	7.48%	11.81%		4/20/2034		1,105	1,052	1,089	(5)(10)
OneOncology, LLC	Health Care Services	First Lien Term Loan	SOFR+	5.00%	9.00%		6/10/2030		17,008	16,838	17,008	(5)(8)
OneOncology, LLC	Health Care Services	First Lien Term Loan	SOFR+	4.75%	8.75%		6/10/2030		8,475	8,263	8,475	(5)(8)
OneOncology, LLC	Health Care Services	First Lien Term Loan	SOFR+	4.75%	8.75%		6/10/2030		50,432	49,898	49,807	(5)(8)(9)
OneOncology, LLC	Health Care Services	First Lien Term Loan	SOFR+	5.00%	9.00%		6/10/2030		22,764	22,536	22,764	(5)(8)
OneOncology, LLC	Health Care Services	First Lien Term Loan	SOFR+	4.75%	8.75%		6/10/2030		22,427	22,052	22,203	(5)(8)
OneOncology, LLC	Health Care Services	First Lien Revolver	SOFR+	4.75%			6/11/2029		—	(203)	(179)	(5)(8)(9)
Optimizely North America Inc.	Application Software	First Lien Term Loan	SOFR+	5.00%	9.16%		10/30/2031		47,535	47,122	47,103	(5)(8)(10)
Optimizely North America Inc.	Application Software	First Lien Revolver	SOFR+	5.00%			10/30/2031		—	(62)	(65)	(5)(8)(9)(10)
Optimizely Sweden Holdings AB	Application Software	First Lien Term Loan	E+	5.25%	7.15%		10/30/2031		€16,974	$18,281	$19,765	(5)(8)(10)
Optimizely Sweden Holdings AB	Application Software	First Lien Term Loan	SONIA+	5.50%	9.47%		10/30/2031		£5,658	7,297	7,547	(5)(8)(10)
PAI Financing Merger Sub LLC	Pharmaceuticals	First Lien Term Loan	SOFR+	4.50%	8.50%		2/13/2032		$74,255	73,241	73,141	(5)(8)
PAI Financing Merger Sub LLC	Pharmaceuticals	First Lien Revolver	SOFR+	4.50%			2/13/2032		—	(216)	(237)	(5)(8)(9)
Paratek Pharmaceuticals Inc	Pharmaceuticals	First Lien Term Loan	SOFR+	6.50%	10.50%		11/21/2028		18,387	18,222	18,295	(5)(8)
Paulus Holdings Public Limited Company	Health Care Technology	Preferred Equity						84,181		1,622	2,625	(8)(10)(14)
Paulus Holdings Public Limited Company	Health Care Technology	Warrants						18,492		356	576	(8)(10)(14)
Peraton Corp.	Aerospace & Defense	First Lien Term Loan	SOFR+	3.75%	8.01%		2/1/2028		7,374	7,340	6,238	(5)
PetSmart LLC	Other Specialty Retail	First Lien Term Loan	SOFR+	4.00%	8.14%		8/1/2032		40,642	40,245	40,083	(5)(10)
PetVet Care Centers, LLC	Health Care Services	First Lien Term Loan	SOFR+	6.00%	10.16%		11/15/2030		72,358	71,299	66,562	(5)(8)
PetVet Care Centers, LLC	Health Care Services	First Lien Term Loan	SOFR+	6.00%			11/15/2030		—	(96)	(697)	(5)(8)(9)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
PetVet Care Centers, LLC	Health Care Services	First Lien Revolver	SOFR+	6.00%			11/15/2029		—	(132)	(678)	(5)(8)(9)
PetVet Care Centers, LLC	Health Care Services	Preferred Equity						6,338		6,211	7,175	(8)(14)
Pluralsight, LLC	Application Software	First Lien Term Loan	SOFR+	4.50%	7.20%	1.50%	8/22/2029		3,361	3,361	3,361	(5)(8)
Pluralsight, LLC	Application Software	First Lien Term Loan	SOFR+	4.50%	7.20%	1.50%	8/22/2029		1,940	1,940	1,940	(5)(8)
Pluralsight, LLC	Application Software	First Lien Term Loan	SOFR+	7.50%		11.70%	8/22/2029		5,623	5,623	5,623	(5)(8)
Pluralsight, LLC	Application Software	First Lien Term Loan	SOFR+	4.50%			8/22/2029		—	—	—	(5)(8)(9)
Pluralsight, LLC	Application Software	First Lien Revolver	SOFR+	4.50%			8/22/2029		—	—	—	(5)(8)(9)
Pluralsight, LLC	Application Software	Common Stock						1,658,698		5,540	3,085	(8)(14)
Poseidon Midco AB	Pharmaceuticals	First Lien Term Loan	SOFR+	5.50%	9.75%		9/17/2031		23,063	22,832	23,063	(5)(8)(9)(10)
Poseidon Midco AB	Pharmaceuticals	First Lien Term Loan	E+	5.00%			9/17/2031		—	(194)	(202)	(5)(8)(9)(10)
Poseidon Midco AB	Pharmaceuticals	First Lien Term Loan	E+	5.25%	7.31%		9/17/2031		€50,768	55,252	59,652	(5)(8)(10)
PPW Aero Buyer, Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	5.00%			9/30/2031		—	(18)	(18)	(5)(8)(9)
PPW Aero Buyer, Inc.	Aerospace & Defense	First Lien Revolver	SOFR+	5.00%			9/30/2031		—	(87)	(7)	(5)(8)(9)
PPW Aero Buyer, Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	5.00%	9.00%		9/30/2031		$18,573	18,565	18,565	(5)(8)
PPW Aero Buyer, Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	5.00%	9.00%		9/30/2031		10,349	10,245	10,349	(5)(8)
PPW Aero Buyer, Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	5.00%			9/30/2031		—	(11)	—	(5)(8)(9)
PPW Aero Buyer, Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	5.00%	9.00%		9/30/2031		36,789	36,716	36,789
PPW Aero Buyer, Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	5.00%	9.00%		9/30/2031		26,220	25,490	26,220
Profrac Holdings II, LLC	Industrial Machinery & Supplies & Components	First Lien Floating Rate Bond	SOFR+	7.25%	11.23%		1/23/2029		58,690	58,103	58,068	(5)(8)(10)
Project Accelerate Parent, LLC	Systems Software	First Lien Term Loan	SOFR+	5.25%	9.41%		2/24/2031		43,203	42,870	43,203	(5)(8)
Project Accelerate Parent, LLC	Systems Software	First Lien Revolver	SOFR+	5.25%			2/22/2031		—	(48)	—	(5)(8)(9)
Propio LS, LLC	Diversified Support Services	First Lien Term Loan	SOFR+	4.75%	8.75%		5/10/2030		10,189	10,087	10,097
Propio LS, LLC	Diversified Support Services	First Lien Term Loan	SOFR+	4.75%	9.05%		5/10/2030		27,834	27,555	27,583	(5)(8)
Propio LS, LLC	Diversified Support Services	First Lien Revolver	SOFR+	4.75%			5/10/2030		—	$(10)	$(9)	(5)(8)(9)
Prosper Credit Card 2024-1	Specialized Finance	CLO Notes			7.15%		10/15/2034		$5,240	5,227	5,260	(8)(10)
Prosper Credit Card 2024-1	Specialized Finance	CLO Notes			10.05%		10/15/2034		5,471	5,391	5,450	(8)(10)
Prosper Credit Card 2024-1	Specialized Finance	CLO Notes			14.64%		10/15/2034		7,289	7,289	7,314	(8)(10)
Protein for Pets Opco, LLC	Packaged Foods & Meats	First Lien Term Loan	SOFR+	5.25%	9.41%		9/20/2030		62,936	61,973	61,633	(5)(8)
Protein for Pets Opco, LLC	Packaged Foods & Meats	First Lien Revolver	SOFR+	5.25%	9.41%		9/20/2030		1,793	1,691	1,655	(5)(8)(9)
Quantum Bidco Limited	Food Distributors	First Lien Term Loan	SONIA+	5.50%	9.74%		1/31/2028		£27,922	35,193	37,590	(5)(8)(10)
Renaissance Holding Corp.	Education Services	First Lien Term Loan	SOFR+	4.00%	8.16%		4/5/2030		$38,792	35,989	33,720	(5)
Rockford Tower CLO 2024-1	Multi-Sector Holdings	CLO Notes	SOFR+	7.48%	11.81%		4/20/2037		2,500	2,478	2,538	(5)(10)
RWK Midco AB	Life Sciences Tools & Services	First Lien Term Loan	SOFR+	4.75%			7/1/2032		—	(179)	(165)	(5)(8)(9)(10)
RWK Midco AB	Life Sciences Tools & Services	First Lien Term Loan	SOFR+	4.75%	8.91%		7/1/2032		70,109	72,380	72,445	(5)(8)(10)
Saratoga	Diversified Financial Services	Credit Linked Note	SOFR+	5.33%	9.86%		12/31/2029		91,668	91,282	93,043	(5)(8)(10)(12)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Secure Acquisition Inc.	Paper & Plastic Packaging Products & Materials	First Lien Term Loan	SOFR+	3.75%	7.75%		12/16/2028		31,622	31,565	31,760	(5)
SEI Holding I Corporation	Trading Companies & Distributors	First Lien Term Loan	SOFR+	5.00%	9.18%		3/27/2028		2,456	2,423	2,419	(5)(8)
SEI Holding I Corporation	Trading Companies & Distributors	First Lien Term Loan	SOFR+	5.00%	9.25%		3/27/2028		3,332	3,269	3,251	(5)(8)(9)
SEI Holding I Corporation	Trading Companies & Distributors	First Lien Revolver	SOFR+	5.00%			3/27/2028		—	(38)	(57)	(5)(8)(9)
SEI Holding I Corporation	Distributors	First Lien Term Loan	SOFR+	5.00%			3/27/2028		—	(29)	(128)	(5)(8)(9)
SEI Holding I Corporation	Trading Companies & Distributors	First Lien Term Loan	SOFR+	5.00%	9.16%		3/27/2028		17,070	16,815	16,813	(5)(8)
Seres Therapeutics, Inc.	Biotechnology	Warrants						4,674		293	40	(8)(10)(14)
Sierra Enterprises, LLC	Soft Drinks & Non- alcoholic Beverages	First Lien Term Loan	SOFR+	6.00%	10.00%		5/20/2030		57,240	56,444	56,484	(5)(8)
Sierra Enterprises, LLC	Soft Drinks & Non- alcoholic Beverages	First Lien Revolver	SOFR+	6.00%			5/20/2030		—	(101)	(96)	(5)(8)(9)
Sorenson Communications, LLC	Communications Equipment	First Lien Term Loan	SOFR+	5.75%	9.91%		4/19/2029		82,936	81,759	81,609	(5)(8)
Sorenson Communications, LLC	Communications Equipment	First Lien Revolver	SOFR+	5.75%			4/19/2029		—	(144)	(159)	(5)(8)(9)
Sphynx UK Bidco Ltd	Packaged Foods & Meats	First Lien Term Loan	BBSW+	4.75%	8.35%		9/2/2032		A$8,490	5,469	5,557
Sphynx UK Bidco Ltd	Packaged Foods & Meats	First Lien Term Loan	E+	4.75%	6.82%		9/2/2032		€4,699	5,412	5,452
Sphynx UK Bidco Ltd	Packaged Foods & Meats	First Lien Term Loan	SONIA+	4.75%	8.72%		8/15/2032		£18,960	25,086	25,206
Spruce Bidco I Inc.	Health Care Equipment	First Lien Term Loan	TONA+	5.25%	6.00%		1/30/2032		¥2,257,303	14,379	15,068	(5)(8)
Spruce Bidco I Inc.	Health Care Equipment	First Lien Term Loan	CORRA+	5.00%	7.72%		1/30/2032		C$21,111	14,378	14,957	(5)(8)
Spruce Bidco I Inc.	Health Care Equipment	First Lien Term Loan	SOFR+	5.00%	9.13%		1/30/2032		$116,604	115,021	114,948	(5)(8)
Spruce Bidco I Inc.	Health Care Equipment	First Lien Revolver	SOFR+	5.00%			1/30/2032		—	(358)	(377)	(5)(8)(9)
Staples, Inc.	Office Services & Supplies	Fixed Rate Bond			10.75%		9/1/2029		26,481	25,576	26,316
Staples, Inc.	Office Services & Supplies	First Lien Term Loan	SOFR+	5.75%	10.05%		9/4/2029		23,649	22,784	22,485	(5)
Star Parent, Inc.	Life Sciences Tools & Services	First Lien Term Loan	SOFR+	4.00%	8.00%		9/27/2030		65,183	64,063	65,265	(5)
SumUp Holdings Luxembourg	Diversified Financial Services	First Lien Term Loan	E+	6.50%	8.52%		4/25/2031		€48,203	$50,670	$55,547	(5)(8)(9)(10)
TBRS, Inc.	Health Care Supplies	First Lien Term Loan	SOFR+	4.75%	8.75%		11/22/2031		$56,457	56,023	55,892	(5)(8)
TBRS, Inc.	Health Care Supplies	First Lien Term Loan	SOFR+	4.75%			11/22/2031		—	(52)	(33)	(5)(8)(9)
TBRS, Inc.	Health Care Supplies	First Lien Revolver	SOFR+	4.75%	8.95%		11/22/2030		$468	$403	$392	(5)(8)(9)
Ten-X LLC	Interactive Media & Services	First Lien Term Loan	SOFR+	6.00%	10.04%		5/26/2028		24,340	23,691	21,359	(5)
THG Acquisition, LLC	Insurance Brokers	First Lien Term Loan	SOFR+	4.75%	8.91%		10/31/2031		1,838	1,780	1,814	(5)(8)(9)(10)
THG Acquisition, LLC	Insurance Brokers	First Lien Term Loan	SOFR+	4.75%	8.91%		10/31/2031		50,579	50,140	50,469	(5)(8)(10)
THG Acquisition, LLC	Insurance Brokers	First Lien Revolver	SOFR+	4.75%	8.91%		10/31/2031		421	372	410	(5)(8)(9)(10)
Transit Buyer LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.00%			1/31/2029		—	(9)	(12)	(5)(8)(9)
Transit Buyer LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.00%	9.03%		1/31/2029		8,060	7,956	8,012	(5)(8)
Transit Buyer LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.00%	9.03%		1/31/2029		3,801	3,759	3,778	(5)(8)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Transit Buyer LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.00%	9.00%		1/31/2029		8,257	8,165	8,208	(5)(8)
Trident TPI Holdings Inc	Metal, Glass & Plastic Containers	First Lien Term Loan	SOFR+	3.75%	7.75%		9/15/2028		12,251	12,251	12,053	(5)
Trinitas CLO VI Ltd.	Multi-Sector Holdings	CLO Notes	SOFR+	7.08%	11.40%		1/25/2034		2,785	2,627	2,746	(5)(10)
Truck-Lite Co., LLC	Construction Machinery & Heavy Transportation Equipment	First Lien Term Loan	SOFR+	5.00%	8.89%		2/13/2032		2,019	2,000	1,999	(5)(8)
Truck-Lite Co., LLC	Construction Machinery & Heavy Transportation Equipment	First Lien Term Loan	SOFR+	5.00%	8.89%		2/13/2032		7,720	7,523	7,530	(5)(8)(9)
Truck-Lite Co., LLC	Construction Machinery & Heavy Transportation Equipment	First Lien Term Loan	SOFR+	5.00%	8.89%		2/13/2032		76,676	75,554	75,925	(5)(8)
Truck-Lite Co., LLC	Construction Machinery & Heavy Transportation Equipment	First Lien Term Loan	SOFR+	5.00%			2/13/2032		—	(41)	(28)	(5)(8)(9)
Truck-Lite Co., LLC	Construction Machinery & Heavy Transportation Equipment	First Lien Term Loan	SOFR+	5.00%			2/13/2032		—	(69)	(95)	(5)(8)(9)
Truck-Lite Co., LLC	Construction Machinery & Heavy Transportation Equipment	First Lien Revolver	SOFR+	5.00%			2/13/2031		—	(110)	(76)	(5)(8)(9)
US WorldMeds Ventures, LLC	Pharmaceuticals	First Lien Term Loan	SOFR+	6.25%			7/31/2030		—	—	—	(5)(8)(9)
US WorldMeds Ventures, LLC	Pharmaceuticals	First Lien Term Loan	SOFR+	6.25%			7/31/2030		—	—	—	(5)(8)(9)
US WorldMeds Ventures, LLC	Pharmaceuticals	First Lien Term Loan	SOFR+	6.25%	10.25%		7/31/2030		22,004	21,579	21,608
USIC Holdings, Inc.	Diversified Support Services	First Lien Term Loan	SOFR+	5.50%	9.70%		9/10/2031		1,240	1,240	1,241	(5)(8)(9)
USIC Holdings, Inc.	Diversified Support Services	First Lien Term Loan	SOFR+	5.75%	6.82%	3.13%	9/10/2031		16,907	16,738	16,910	(5)(8)
USIC Holdings, Inc.	Diversified Support Services	First Lien Revolver	SOFR+	5.25%	9.48%		9/10/2031		2,055	2,005	2,055	(5)(8)(9)
USIC Holdings, Inc.	Diversified Support Services	First Lien Term Loan	SOFR+	5.50%	9.70%		9/10/2031		45,964	45,573	45,973
Verde Purchaser, LLC	Trading Companies & Distributors	First Lien Term Loan	SOFR+	4.00%	8.00%		11/30/2030		16,191	16,121	16,051	(5)
Verona Pharma, Inc.	Pharmaceuticals	First Lien Term Loan			9.70%		5/9/2029		6,308	6,182	6,529	(8)(10)
Verona Pharma, Inc.	Pharmaceuticals	First Lien Term Loan			9.70%		5/9/2029		6,758	6,623	6,995	(8)(10)
Verona Pharma, Inc.	Pharmaceuticals	First Lien Term Loan			9.70%		5/9/2029		4,956	4,885	5,129	(8)(10)
Verona Pharma, Inc.	Pharmaceuticals	First Lien Term Loan			11.00%		5/9/2029		—	—	—	(8)(9)(10)
Violin Finco Guernsey Limited	Asset Management & Custody Banks	First Lien Term Loan	SONIA+	5.25%			6/24/2031		—	(16)	—	(5)(8)(9)(10)
Violin Finco Guernsey Limited	Asset Management & Custody Banks	First Lien Term Loan	SONIA+	5.25%	9.22%		6/24/2031		£40,334	50,761	54,300	(5)(8)(10)
Werner Finco LP	Building Products	First Lien Term Loan	SOFR+	5.50%	9.52%		6/16/2031		$48,905	48,208	48,245	(5)(8)
West Star Aviation Acquisition LLC	Aerospace & Defense	First Lien Term Loan	SOFR+	4.50%			5/20/2032		—	$(52)	—	(5)(8)(9)
West Star Aviation Acquisition LLC	Aerospace & Defense	First Lien Term Loan	SOFR+	4.50%	8.66%		5/20/2032		$66,145	65,649	$66,040	(5)(8)
West Star Aviation Acquisition LLC	Aerospace & Defense	First Lien Revolver	SOFR+	4.50%	8.67%		5/20/2032		1,850	1,781	1,835	(5)(8)(9)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Whitney Merger Sub, Inc.	Application Software	First Lien Term Loan	SOFR+	4.75%	8.75%		7/3/2032		68,401	67,717	67,765	(5)(8)
Whitney Merger Sub, Inc.	Application Software	First Lien Revolver	SOFR+	4.75%			7/3/2032		—	(98)	(91)	(5)(8)(9)
Woodmont 2022-9 Trust	Multi-Sector Holdings	CLO Notes	SOFR+	7.77%	12.09%		10/25/2036		9,385	9,298	9,282	(5)(10)
WP CPP Holdings, LLC	Aerospace & Defense	First Lien Term Loan	SOFR+	7.00%	7.29%	3.88%	11/29/2029		2,636	2,636	2,639	(5)(8)
WP CPP Holdings, LLC	Aerospace & Defense	First Lien Term Loan	SOFR+	7.00%	7.29%	3.88%	11/28/2029		55,625	54,718	55,653	(5)(8)
WP CPP Holdings, LLC	Aerospace & Defense	First Lien Revolver	SOFR+	7.00%			11/28/2029		—	(101)	(17)	(5)(8)(9)
X Holdings Corp.	Interactive Media & Services	First Lien Term Loan	SOFR+	6.50%	10.96%		10/26/2029		23,535	23,486	23,119	(5)
X Holdings Corp.	Interactive Media & Services	First Lien Term Loan			9.50%		10/26/2029		10,000	9,751	10,045

Total Non-Control/Non- Affiliate Investments (151.9% of net assets)										$6,863,940	$6,899,031
BNY Mellon Short Term Investment Fund										144,271	144,271
Goldman Sachs FS Treasury Obligations Fund										55,166	55,166
Dreyfus Treasury Cash Management Fund										415	415
Fidelity Investments Money Market Treasury Fund										10,735	10,735
Other cash accounts										49,819	49,819

Cash and Cash Equivalents and Restricted Cash (5.7% of net assets)										$260,406	$260,406

Derivative Instrument	Notional Amount to be Purchased	Notional Amount to be Sold		Maturity Date	Counterparty	Cumulative Unrealized Appreciation / (Depreciation)
Foreign currency forward contract	$5,807	A$	8,803	3/12/2026	ING Capital LLC	$(35)
Foreign currency forward contract	$37,756		£27,817	12/11/2025	ING Capital LLC	303
Foreign currency forward contract	$15,567		¥2,257,924	3/12/2026	ING Capital LLC	38
Foreign currency forward contract	$25,380	Nkr	253,837	3/12/2026	ING Capital LLC	(55)
Foreign currency forward contract	$38,208	kr	354,368	12/11/2025	ING Capital LLC	360
Foreign currency forward contract	$15,362	C$	21,051	3/12/2026	Wells Fargo Securities, LLC	124
Foreign currency forward contract	$514,722		€433,136	3/12/2026	Wells Fargo Securities, LLC	1,318
Foreign currency forward contract	$391,119		£288,518	12/11/2025	Wells Fargo Securities, LLC	2,658

						$4,711

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)

Derivative Instrument	Company Receives	Company Pays	Counterparty	Maturity Date	Notional Amount	Fair Value
Interest rate swap	Fixed 8.4%	Floating 3-month SOFR +4.0405%	BNP Paribas	11/14/2028	$350,000	$8,940
Interest rate swap	Fixed 6.5%	Floating 3-month SOFR +2.5954%	Morgan Stanley Bank, N.A.	7/23/2029	$400,000	$6,493
Interest rate swap	Fixed 6.19%	Floating 3-month SOFR +2.4926%	Royal Bank of Canada	7/15/2030	$400,000	$4,038

						$19,471

(1)	All debt investments are income producing unless otherwise noted. All equity investments are non-income producing unless otherwise noted.
(2)	See Note 3 in the accompanying notes to the Consolidated Financial Statements for portfolio composition by geographic region.
(3)
Each of the Company’s investments is pledged as collateral under one or more of its credit facilities. A single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(4)
Interest rates may be adjusted from period to period on certain term loans and revolvers. These rate adjustments may be either temporary in nature due to tier pricing arrangements or financial or payment covenant violations in the original credit agreements or permanent in nature per loan amendment or waiver documents.

(5)
The interest rate on the principal balance outstanding for most floating rate loans is indexed to the secured overnight financing rate (“SOFR”), the euro interbank offered rate (“EURIBOR” or “E”), the sterling overnight index average (“SONIA”), the Tokyo overnight average rate (“TONA”), the Canadian overnight repo rate average (“CORRA”), the bank bill swap rate (“BBSW”), the Norwegian interbank offered rate (“NIBOR”), the Stockholm interbank offered rate (“STIBOR”), and/or an alternate base rate (e.g., prime rate), which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the Company has provided the applicable margin over the reference rate or the alternate base rate based on each respective credit agreement and the cash interest rate as of period end. As of September 30, 2025, the reference rates for the Company’s variable rate loans were the 30-day SOFR at 4.13%, the 90-day SOFR at 3.98%, the
180-day
SOFR at 3.85%, the PRIME at 7.25%, the SONIA at 4.19%, the TONA at 0.75%, the 90-day CORRA at 2.54%, the 90-day BBSW at 3.58%, the 90-day NIBOR at 4.13%, the 90-day STIBOR at 1.89%, the 30-day EURIBOR at 1.93%, the 90-day EURIBOR at 2.03% and the 180-day EURIBOR at 2.10%. Most loans include an interest floor, which generally ranges from 0% to 3.00%. SOFR and SONIA based contracts may include a credit spread adjustment that is charged in addition to the base rate and the stated spread.

(6)
Principal includes accumulated payment in kind (“PIK”) interest and is net of repayments, if any. “€” signifies the investment is denominated in Euros. “£” signifies the investment is denominated in British Pounds. “C$” signifies the investment is denominated in Canadian dollar. “¥” signifies the investment is denominated in Japanese Yen. “Nkr” signifies the investment is denominated in Norwegian Krone. “kr” signifies the investment is denominated in Swedish Krone. All other investments are denominated in U.S. dollars.

(7)
Non-Control/Non-Affiliate Investments are investments that are neither Control Investments nor Affiliate Investments. Control Investments generally are defined by the Investment Company Act of 1940, as amended (the “Investment Company Act”), as investments in companies in which the Company owns more than 25% of the voting securities and/or has the power to exercise control over the management or policies

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2025
(dollar amounts in thousands)
of the company. Affiliate Investments generally are defined by the Investment Company Act as investments in companies in which the Company owns between 5% and 25% of the voting securities.
(8)
As of September 30, 2025, these investments are categorized as Level 3 within the fair value hierarchy established by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) and were valued using significant unobservable inputs.

(9)
Investment has undrawn commitments. Unamortized fees are classified as unearned income which reduces cost basis, which may result in a negative cost basis. A negative fair value may result from the unfunded commitment being valued below par.

(10)
Investment is not a qualifying asset as defined under Section 55(a) of the Investment Company Act. Under the Investment Company Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of September 30, 2025, qualifying assets represented 72.1% of the Company’s total assets and non-qualifying assets represented 27.9% of the Company’s total assets.

(11)	This investment was on non-accrual status as of September 30, 2025.
(12)
This investment represents a credit default swap that functions, in substance, like a credit linked note and represents a credit risk transfer for a pool of reference assets owned by a bank. The Company fully funded margin up front and in return the Company receives periodic interest payments. The Company’s risk of loss is limited to the principal amount disclosed herein. The reference assets are primarily composed of investment grade corporate debt. The Company may be exposed to counterparty risk, which could make it difficult for the Company to collect on obligations, thereby resulting in potentially significant losses. In addition, the Company only has a contractual relationship with the bank, and not with the reference obligors of the reference assets. Accordingly, the Company generally may have no right to directly enforce compliance by the reference obligors with the terms of the reference assets. The Company will not directly benefit from the reference assets and will not have the benefit of the remedies that would normally be available to a holder of such reference assets. In addition, in the event of the insolvency of the counterparty, the Company may be treated as a general creditor of such counterparty, and will not have any claim with respect to the reference assets.

(13)	Income producing through payment of dividends or distributions.
(14)
Security acquired in transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) and may be deemed to be “restricted security” under the Securities Act. As of September 30, 2025, the aggregate fair value of these securities is $31,652, or 0.7% of the Company’s net assets. The acquisition dates of the restricted securities are as follows:

Portfolio Company	Type of Investment	Acquisition Date
ADC Therapeutics SA	Warrants	8/15/2022
AIP RD Buyer Corp.	Common Stock	12/23/2021
athenahealth Group Inc.	Preferred Equity	2/15/2022
BioXcel Therapeutics, Inc.	Common Stock	11/25/2024
BioXcel Therapeutics, Inc.	Warrants	4/28/2022
BioXcel Therapeutics, Inc.	Warrants	3/20/2024
Delta Leasing SPV II LLC	Preferred Equity	8/31/2022
Delta Leasing SPV II LLC	Common Stock	8/31/2022
Delta Leasing SPV II LLC	Warrants	8/31/2022
Eyesouth Eye Care Holdco LLC	Common Stock	10/7/2022
JN Bidco LLC	Common Stock	8/12/2024
Mesoblast, Inc.	Warrants	12/20/2021
Paulus Holdings Public Limited Company	Preferred Equity	10/14/2022
Paulus Holdings Public Limited Company	Warrants	10/14/2022
PetVet Care Centers, LLC	Preferred Equity	11/14/2023
Pluralsight, LLC	Common Stock	8/22/2024
Seres Therapeutics, Inc.	Warrants	4/27/2023
See notes to Consolidated Financial Statements.

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Non-Control/Non-Affiliate Investments												(7)
107 Fair Street LLC	Real Estate Development	First Lien Term Loan			13.00%		11/17/2024		$1,616	$1,613	$1,572	(8)(9)(11)
107-109 Beech OAK22 LLC	Real Estate Development	First Lien Revolver			11.00%		2/27/2026		19,667	19,472	19,531	(8)(9)
112-126 Van Houten Real22 LLC	Real Estate Development	First Lien Term Loan			13.00%		11/4/2024		4,309	4,306	4,271	(8)(9)(11)
37 Capital CLO 4	Multi-Sector Holdings	CLO Notes	SOFR+	5.50%	10.80%		1/15/2034		5,000	5,000	5,057	(5)(10)
AB BSL CLO 4	Multi-Sector Holdings	CLO Notes	SOFR+	5.50%	10.78%		4/20/2036		3,800	3,800	3,882	(5)(10)
Access CIG, LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.00%	10.25%		8/18/2028		39,127	38,636	39,344	(5)
Accession Risk Management Group, Inc.	Insurance Brokers	First Lien Term Loan	SOFR+	4.75%			11/1/2029		—	(127)	(117)	(5)(8)(9)
Accession Risk Management Group, Inc.	Insurance Brokers	First Lien Revolver	SOFR+	4.75%			10/30/2029		—	(14)	(13)	(5)(8)(9)
ACESO Holding 4 S.A.R.L.	Health Care Services	First Lien Term Loan	E+	5.75%			9/27/2031		€—	(95)	(95)	(5)(8)(9)(10)
ACESO Holding 4 S.A.R.L.	Health Care Services	First Lien Term Loan	E+	5.75%	8.91%		9/27/2031		34,034	37,287	37,224	(5)(8)(10)
ACP Falcon Buyer Inc	Systems Software	First Lien Term Loan	SOFR+	5.50%	10.83%		8/1/2029		$34,407	33,576	34,407	(5)(8)
ACP Falcon Buyer Inc	Systems Software	First Lien Revolver	SOFR+	5.50%			8/1/2029		—	(129)	—	(5)(8)(9)
Acquia Inc.	Application Software	First Lien Term Loan	SOFR+	7.00%	12.46%		10/31/2025		11,166	11,033	11,166	(5)(8)
ADC Therapeutics SA	Biotechnology	First Lien Term Loan	SOFR+	7.50%	12.25%		8/15/2029		10,406	10,034	10,146	(5)(8)(10)
ADC Therapeutics SA	Biotechnology	Warrants						45,727		275	53	(8)(10)
AIMCO CLO 12	Multi-Sector Holdings	CLO Notes	SOFR+	6.10%	11.39%		1/17/2032		1,400	1,392	1,405	(5)(10)
AIP RD Buyer Corp.	Distributors	Common Stock						4,560		428	567	(8)
Allegro CLO XII	Multi-Sector Holdings	CLO Notes	SOFR+	7.40%	12.68%		7/21/2037		4,400	4,400	4,444	(5)(10)
Alto Pharmacy Holdings, Inc.	Health Care Technology	First Lien Term Loan	SOFR+	11.50%	8.00%	8.93%	10/14/2027		14,881	14,194	13,393	(5)(8)
Alto Pharmacy Holdings, Inc.	Health Care Technology	Warrants						878,545		943	1,177	(8)
American Auto Auction Group, LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.00%	9.75%		12/30/2027		2,487	2,469	2,501	(5)
American Auto Auction Group, LLC	Diversified Support Services	Second Lien Term Loan	SOFR+	8.75%	13.50%		1/2/2029		6,901	6,816	6,677	(5)(8)
AmSpec Parent LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.50%			12/5/2030		—	(127)	—	(5)(8)(9)
AmSpec Parent LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.50%	10.10%		12/5/2030		70,072	68,527	70,072	(5)(8)
AmSpec Parent LLC	Diversified Support Services	First Lien Revolver	SOFR+	5.50%			12/5/2029		—	(205)	—	(5)(8)(9)
Anchorage Capital CLO 16, LTD	Multi-Sector Holdings	CLO Notes	SOFR+	7.61%	12.89%		1/19/2035		2,000	1,948	2,002	(5)(10)
Anchorage Capital CLO 20, LTD.	Multi-Sector Holdings	CLO Notes	SOFR+	7.61%	12.89%		1/20/2035		750	715	736	(5)(10)
Arches Buyer Inc.	Interactive Media & Services	First Lien Term Loan	SOFR+	5.50%	10.35%		12/6/2027		93,496	92,364	93,450	(5)(8)
Ardonagh Midco 3 PLC	Insurance Brokers	First Lien Term Loan	SOFR+	4.75%	9.90%		2/17/2031		57,299	56,439	56,496	(5)(8)(10)
Ares LXVIII CLO	Multi-Sector Holdings	CLO Notes	SOFR+	5.75%	11.03%		4/25/2035		5,000	5,000	5,079	(5)(10)
Ares XLIV CLO	Multi-Sector Holdings	CLO Notes	SOFR+	7.13%	12.43%		4/15/2034		3,500	3,399	3,509	(5)(10)
Artera Services, LLC	Construction & Engineering	First Lien Term Loan	SOFR+	4.50%	9.10%		2/15/2031		27,363	27,157	26,742	(5)
Artera Services, LLC	Construction & Engineering	Fixed Rate Bond			8.50%		2/15/2031		12,660	12,660	12,545
ASP-R-PAC Acquisition Co LLC	Paper & Plastic Packaging Products & Materials	First Lien Term Loan	SOFR+	6.00%	10.66%		12/29/2027		4,812	4,760	4,581	(5)(8)(10)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
ASP-R-PAC Acquisition Co LLC	Paper & Plastic Packaging Products & Materials	First Lien Revolver	SOFR+	6.00%	11.29%		12/29/2027		341	334	313	(5)(8)(9)(10)
Astra Acquisition Corp.	Application Software	First Lien Term Loan	SOFR+	6.75%	11.35%		2/25/2028		5,244	5,184	4,348	(5)
Astra Acquisition Corp.	Application Software	First Lien Term Loan	SOFR+	5.25%			10/25/2028		8,316	6,514	2,391	(5)(8)(12)
Asurion, LLC	Property & Casualty Insurance	First Lien Term Loan	SOFR+	4.00%	8.95%		8/19/2028		$24,599	$24,298	$24,235	(5)
Asurion, LLC	Property & Casualty Insurance	First Lien Term Loan	SOFR+	4.25%	9.20%		8/19/2028		45,014	44,154	44,419	(5)
athenahealth Group Inc.	Health Care Technology	First Lien Term Loan	SOFR+	3.25%			2/15/2029		—	—	—	(5)
athenahealth Group Inc.	Health Care Technology	Fixed Rate Bond			6.50%		2/15/2030		22,979	20,693	22,092
athenahealth Group Inc.	Health Care Technology	Preferred Equity						5,809		5,693	6,565	(8)
Aurelia Netherlands Midco 2 B.V.	Interactive Media & Services	First Lien Term Loan	E+	5.75%	9.55%		5/29/2031		€49,005	51,988	53,686	(5)(8)(10)
Avalara, Inc.	Application Software	First Lien Term Loan	SOFR+	6.25%	10.85%		10/19/2028		$19,029	18,708	19,029	(5)(8)
Avalara, Inc.	Application Software	First Lien Revolver	SOFR+	6.25%			10/19/2028		—	(32)	—	(5)(8)(9)
Bain Capital Credit CLO 2022-3	Multi-Sector Holdings	CLO Notes	SOFR+	3.70%	8.99%		7/17/2035		3,500	3,375	3,506	(5)(10)
Bain Capital Credit CLO, Limited	Multi-Sector Holdings	CLO Notes	SOFR+	7.54%	12.82%		4/20/2034		1,750	1,733	1,765	(5)(10)
Bain Capital Euro CLO 2021-2	Multi-Sector Holdings	CLO Notes	E+	3.40%	7.06%		7/17/2034		€1,210	1,250	1,343	(5)(10)
Ballyrock CLO 19	Multi-Sector Holdings	CLO Notes	SOFR+	7.11%	12.39%		4/20/2035		$2,220	2,223	2,196	(5)(10)
Bamboo US Bidco LLC	Health Care Equipment	First Lien Term Loan	SOFR+	6.75%	8.63%	3.38%	9/30/2030		1,884	1,798	1,826	(5)(8)(9)
Bamboo US Bidco LLC	Health Care Equipment	First Lien Term Loan	SOFR+	6.75%	8.63%	3.38%	9/30/2030		25,418	24,782	25,037	(5)(8)
Bamboo US Bidco LLC	Health Care Equipment	First Lien Term Loan	E+	6.75%	7.01%	3.38%	9/30/2030		€15,815	16,337	17,385	(5)(8)
Bamboo US Bidco LLC	Health Care Equipment	First Lien Revolver	SOFR+	6.75%			10/1/2029		$—	(130)	(78)	(5)(8)(9)(10)
Bausch + Lomb Corporation	Health Care Supplies	First Lien Term Loan	SOFR+	3.25%	8.27%		5/10/2027		60,306	59,631	60,164	(5)(10)
BioXcel Therapeutics, Inc.	Pharmaceuticals	First Lien Term Loan	SOFR+	7.50%			4/19/2027		—	—	—	(5)(8)(9)(10)
BioXcel Therapeutics, Inc.	Pharmaceuticals	First Lien Term Loan	SOFR+	7.50%			4/19/2027		—	—	—	(5)(8)(9)(10)
BioXcel Therapeutics, Inc.	Pharmaceuticals	First Lien Term Loan	SOFR+	7.50%			4/19/2027		—	—	—	(5)(8)(9)(10)
BioXcel Therapeutics, Inc.	Pharmaceuticals	First Lien Term Loan	SOFR+	7.50%	8.00%	4.10%	4/19/2027		3,366	3,296	2,987	(5)(8)(10)
BioXcel Therapeutics, Inc.	Pharmaceuticals	First Lien Term Loan	SOFR+	7.50%	8.00%	4.10%	4/19/2027		1,396	1,395	1,239	(5)(8)(10)
BioXcel Therapeutics, Inc.	Pharmaceuticals	Warrants						15,566		74	5	(8)(10)
BioXcel Therapeutics, Inc.	Pharmaceuticals	Warrants						4,471		—	1	(8)(10)
Biscuit Parent, LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	9.35%		2/27/2031		49,875	49,127	49,576	(5)(8)
Biscuit Parent, LLC	Application Software	First Lien Revolver	SOFR+	4.75%			2/27/2031		—	(225)	(90)	(5)(8)(9)
Blackhawk Network Holdings, Inc.	Data Processing & Outsourced Services	First Lien Term Loan	SOFR+	5.00%	9.85%		3/12/2029		56,900	55,825	57,220	(5)
BMC Software Inc	Systems Software	First Lien Term Loan	SOFR+	3.75%	9.01%		7/30/2031		30,000	29,925	29,976	(5)
Canyon CLO 2020-3	Multi-Sector Holdings	CLO Notes	SOFR+	7.15%	12.39%		10/15/2037		5,490	5,490	5,519	(5)(10)
Carlyle Euro CLO 2021-2	Multi-Sector Holdings	CLO Notes	E+	3.30%	6.99%		10/15/2035		€1,400	1,382	1,564	(5)(10)
CBAM 2017-2, LTD.	Multi-Sector Holdings	CLO Notes	SOFR+	7.36%	12.65%		7/17/2034		$488	457	462	(5)(10)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
CD&R Firefly Bidco Limited	Other Specialty Retail	First Lien Term Loan	SONIA+	5.50%	10.45%		6/21/2028		£26,657	32,542	35,812	(5)(10)
CD&R Firefly Bidco Limited	Other Specialty Retail	First Lien Term Loan	SONIA+	5.75%	10.95%		6/21/2028		18,365	22,921	24,655	(5)(10)
Centralsquare Technologies, LLC	Application Software	First Lien Term Loan	SOFR+	6.50%	8.10%	3.50%	4/12/2030		$30,173	29,489	29,854	(5)(8)
Centralsquare Technologies, LLC	Application Software	First Lien Revolver	SOFR+	6.00%			4/12/2030		—	(78)	(36)	(5)(8)(9)
CIFC European Funding VI	Multi-Sector Holdings	CLO Notes	E+	5.96%	9.38%		10/15/2037		€2,500	2,726	2,740	(5)(10)
Clear Channel Outdoor Holdings, Inc.	Advertising	First Lien Term Loan	SOFR+	4.00%	8.96%		8/21/2028		$14,000	13,983	13,988	(5)(10)
Cloud Software Group, Inc.	Application Software	First Lien Term Loan	SOFR+	4.50%	9.10%		3/21/2031		20,000	19,850	20,078	(5)
Cloud Software Group, Inc.	Application Software	First Lien Term Loan	SOFR+	4.00%	8.60%		3/30/2029		$28,488	$27,176	$28,405	(5)
Cloud Software Group, Inc.	Application Software	Fixed Rate Bond			6.50%		3/31/2029		8,874	8,141	8,837
Colony Holding Corporation	Distributors	First Lien Term Loan	SOFR+	6.60%	11.66%		5/13/2026		3,900	3,859	3,850	(5)(8)
Colony Holding Corporation	Distributors	First Lien Term Loan	SOFR+	6.60%	11.85%		5/13/2026		11,995	11,817	11,841	(5)(8)
Condor Merger Sub Inc.	Systems Software	Fixed Rate Bond			7.38%		2/15/2030		32,277	30,055	31,513
CoreRx, Inc.	Pharmaceuticals	First Lien Term Loan	SOFR+	7.50%	12.10%		4/6/2029		18,328	17,914	17,916	(5)(8)
Coupa Holdings, LLC	Application Software	First Lien Term Loan	SOFR+	5.50%	10.75%		2/27/2030		13,430	13,170	13,430	(5)(8)
Coupa Holdings, LLC	Application Software	First Lien Term Loan	SOFR+	5.50%			2/27/2030		—	(15)	—	(5)(8)(9)
Coupa Holdings, LLC	Application Software	First Lien Revolver	SOFR+	5.50%			2/27/2029		—	(17)	—	(5)(8)(9)
Covetrus, Inc.	Health Care Distributors	First Lien Term Loan	SOFR+	5.00%	9.60%		10/13/2029		22,830	21,866	21,703	(5)
Crewline Buyer, Inc.	Systems Software	First Lien Term Loan	SOFR+	6.75%	11.35%		11/8/2030		43,911	42,954	43,287	(5)(8)
Crewline Buyer, Inc.	Systems Software	First Lien Revolver	SOFR+	6.75%			11/8/2030		—	(100)	(65)	(5)(8)(9)
Curium Bidco S.à.r.l.	Pharmaceuticals	First Lien Term Loan	SOFR+	4.00%			7/31/2029		—	—	—	(5)(10)
CVAUSA Management, LLC	Health Care Services	First Lien Term Loan	SOFR+	6.50%	11.79%		5/22/2029		21,651	21,337	21,597	(5)(8)
CVAUSA Management, LLC	Health Care Services	First Lien Term Loan	SOFR+	6.50%			5/22/2029		—	(100)	(8)	(5)(8)(9)
CVAUSA Management, LLC	Health Care Services	First Lien Term Loan	SOFR+	6.50%			5/22/2029		—	(154)	(20)	(5)(8)(9)
CVAUSA Management, LLC	Health Care Services	First Lien Revolver	SOFR+	6.50%			5/22/2029		—	(59)	(6)	(5)(8)(9)
CVC Cordatus Loan Fund XXXI	Multi-Sector Holdings	CLO Notes	E+	6.64%	10.25%		6/15/2037		€5,000	5,303	5,613	(5)(10)
Dealer Tire Financial, LLC	Distributors	Fixed Rate Bond			8.00%		2/1/2028		$12,920	12,719	12,873
Delta Leasing SPV II LLC	Specialized Finance	Subordinated Debt Term Loan			8.00%	3.00%	8/31/2029		26,961	26,961	26,961	(8)(9)(10)
Delta Leasing SPV II LLC	Specialized Finance	Subordinated Debt Term Loan			3.00%	7.00%	8/31/2029		27,099	27,099	27,099	(8)(10)
Delta Leasing SPV II LLC	Specialized Finance	Preferred Equity						330		330	418	(8)(10)
Delta Leasing SPV II LLC	Specialized Finance	Common Stock						2		2	2	(8)(10)
Delta Leasing SPV II LLC	Specialized Finance	Warrants						25		—	—	(8)(10)
DirecTV Financing, LLC	Cable & Satellite	First Lien Term Loan	SOFR+	5.00%	9.96%		8/2/2027		1,831	1,815	1,834	(5)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
DirecTV Financing, LLC	Cable & Satellite	First Lien Term Loan	SOFR+	5.25%	10.21%		8/2/2029		19,540	19,085	19,271	(5)
DTI Holdco, Inc.	Research & Consulting Services	First Lien Term Loan	SOFR+	4.75%	9.60%		4/26/2029		37,907	36,858	38,103	(5)
Dukes Root Control Inc.	Environmental & Facilities Services	First Lien Term Loan	SOFR+	6.50%	11.93%		12/8/2028		1,049	1,036	1,038	(5)(8)
Dukes Root Control Inc.	Environmental & Facilities Services	First Lien Term Loan	SOFR+	6.50%	11.71%		12/8/2028		11,685	11,502	11,561	(5)(8)
Dukes Root Control Inc.	Environmental & Facilities Services	First Lien Revolver	SOFR+	6.50%	11.93%		12/8/2028		598	575	582	(5)(8)(9)
Eagle Parent Corp.	Diversified Support Services	First Lien Term Loan	SOFR+	4.25%	9.55%		4/2/2029		5,225	5,194	4,968	(5)
Engineering Research And Consulting LLC	Construction & Engineering	First Lien Term Loan	SOFR+	5.00%	10.06%		8/29/2031		31,980	31,450	31,780	(5)(8)
Entrata, Inc.	Application Software	First Lien Term Loan	SOFR+	5.75%	10.67%		7/10/2030		45,261	44,328	45,261	(5)(8)
Entrata, Inc.	Application Software	First Lien Revolver	SOFR+	5.75%			7/10/2028		—	(98)	—	(5)(8)(9)
Enverus Holdings, Inc.	Application Software	First Lien Term Loan	SOFR+	5.50%	10.35%		12/24/2029		$53,899	$53,195	$53,899	(5)(8)
Enverus Holdings, Inc.	Application Software	First Lien Term Loan	SOFR+	5.50%			12/24/2029		—	(35)	—	(5)(8)(9)
Enverus Holdings, Inc.	Application Software	First Lien Revolver	SOFR+	5.50%	10.35%		12/24/2029		263	209	263	(5)(8)(9)
Establishment Labs Holdings Inc.	Health Care Technology	First Lien Term Loan			9.00%		4/21/2027		1,832	1,815	1,832	(8)(10)
Establishment Labs Holdings Inc.	Health Care Technology	First Lien Term Loan			9.00%		4/21/2027		—	1	—	(8)(9)(10)
Establishment Labs Holdings Inc.	Health Care Technology	First Lien Term Loan			9.00%		4/21/2027		—	1	—	(8)(9)(10)
Establishment Labs Holdings Inc.	Health Care Technology	First Lien Term Loan			9.00%		4/21/2027		11,437	11,357	11,437	(8)(10)
Everbridge, Inc.	Application Software	First Lien Term Loan	SOFR+	5.00%	10.30%		7/2/2031		7,739	7,670	7,693	(5)(8)(9)
Everbridge, Inc.	Application Software	First Lien Term Loan	SOFR+	5.00%	10.33%		7/2/2031		78,956	78,561	78,593	(5)(8)
Everbridge, Inc.	Application Software	First Lien Revolver	SOFR+	5.00%			7/2/2031		—	(39)	(36)	(5)(8)(9)
Evergreen IX Borrower 2023, LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	9.35%		9/30/2030		36,034	35,262	35,727	(5)(8)
Evergreen IX Borrower 2023, LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	9.35%		9/30/2030		9,097	9,006	9,020	(5)(8)
Evergreen IX Borrower 2023, LLC	Application Software	First Lien Revolver	SOFR+	4.75%			10/1/2029		—	(83)	(34)	(5)(8)(9)
Eyesouth Eye Care Holdco LLC	Health Care Services	First Lien Term Loan	SOFR+	5.50%	10.80%		10/5/2029		3,207	3,149	3,146	(5)(8)
Eyesouth Eye Care Holdco LLC	Health Care Services	First Lien Term Loan	SOFR+	5.50%			10/5/2029		—	(48)	(92)	(5)(8)(9)
Eyesouth Eye Care Holdco LLC	Health Care Services	Common Stock						885		885	830	(8)(14)
Fiesta Purchaser, Inc.	Packaged Foods & Meats	First Lien Term Loan	SOFR+	4.00%	8.85%		2/12/2031		9,975	9,875	9,994	(5)
Fiesta Purchaser, Inc.	Packaged Foods & Meats	Fixed Rate Bond			7.88%		3/1/2031		7,940	7,940	8,431
Finastra USA, Inc.	Application Software	First Lien Term Loan	SOFR+	7.25%	12.18%		9/13/2029		43,513	42,795	42,908	(5)(8)(10)
Finastra USA, Inc.	Application Software	First Lien Revolver	SOFR+	7.25%	12.18%		9/13/2029		2,102	2,027	2,039	(5)(8)(9)(10)
Fortress Credit BSL XIV	Multi-Sector Holdings	CLO Notes	SOFR+	7.65%	12.93%		10/23/2034		2,300	2,081	2,285	(5)(10)
Fortress Credit BSL XIX	Multi-Sector Holdings	CLO Notes	SOFR+	8.37%	13.65%		7/24/2036		6,750	6,856	6,930	(5)(10)
Fortress Credit BSL XV	Multi-Sector Holdings	CLO Notes	SOFR+	4.75%	10.03%		10/18/2033		5,000	5,000	4,989	(5)(10)
Fortress Credit BSL XX	Multi-Sector Holdings	CLO Notes	SOFR+	8.51%	13.79%		1/23/2037		5,250	5,356	5,456	(5)(10)
Fortress Credit BSL XXV	Multi-Sector Holdings	CLO Notes	SOFR+	4.30%	9.62%		7/24/2037		2,250	2,250	2,283	(5)(10)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Galileo Parent, Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	7.25%	11.85%		5/3/2029		20,074	19,614	20,074	(5)(8)
Galileo Parent, Inc.	Aerospace & Defense	First Lien Revolver	SOFR+	7.25%	11.85%		5/3/2029		2,195	2,090	2,163	(5)(8)(9)
Gallatin CLO X 2023-1	Multi-Sector Holdings	CLO Notes	SOFR+	5.41%	10.71%		10/14/2035		5,000	4,913	5,094	(5)(10)
Global Aircraft Leasing Co Ltd	Trading Companies & Distributors	Fixed Rate Bond			8.75%		9/1/2027		60,841	60,841	61,815	(10)
Greenway Health, LLC	Health Care Technology	First Lien Term Loan	SOFR+	6.75%	12.01%		4/1/2029		24,875	24,239	24,875	(5)(8)
Grove Hotel Parcel Owner, LLC	Hotels, Resorts & Cruise Lines	First Lien Term Loan	SOFR+	8.00%	12.95%		6/21/2027		3,537	3,498	3,466	(5)(8)
Grove Hotel Parcel Owner, LLC	Hotels, Resorts & Cruise Lines	First Lien Term Loan	SOFR+	8.00%	12.95%		6/21/2027		17,330	17,142	16,984	(5)(8)
Grove Hotel Parcel Owner, LLC	Hotels, Resorts & Cruise Lines	First Lien Revolver	SOFR+	8.00%			6/21/2027		—	(19)	(35)	(5)(8)(9)
Harbor Purchaser Inc.	Education Services	First Lien Term Loan	SOFR+	5.25%	10.20%		4/9/2029		6,170	5,971	6,017	(5)
Harrow, Inc.	Pharmaceuticals	First Lien Term Loan	SOFR+	6.50%			1/19/2026		$—	$(50)	$65	(5)(8)(9)(10)
Harrow, Inc.	Pharmaceuticals	First Lien Term Loan	SOFR+	6.50%	11.25%		1/19/2026		1,792	1,769	1,819	(5)(8)(10)
Harrow, Inc.	Pharmaceuticals	First Lien Term Loan	SOFR+	6.50%	11.25%		1/19/2026		9,319	9,211	9,459	(5)(8)(10)
Henley CLO II	Multi-Sector Holdings	CLO Notes	E+	5.71%	9.40%		1/25/2034		€3,200	3,495	3,586	(5)(10)
HPS Loan Management 10-2016	Multi-Sector Holdings	CLO Notes	SOFR+	6.67%	11.95%		4/20/2034		$2,250	2,136	2,264	(5)(10)
Husky Injection Molding Systems Ltd.	Industrial Machinery & Supplies & Components	Fixed Rate Bond			9.00%		2/15/2029		6,142	6,142	6,417	(10)
Husky Injection Molding Systems Ltd.	Industrial Machinery & Supplies & Components	First Lien Term Loan	SOFR+	5.00%	10.33%		2/15/2029		33,097	32,730	32,977	(5)(10)
IAMGOLD Corporation	Gold	Second Lien Term Loan	SOFR+	8.25%	13.37%		5/16/2028		28,394	27,777	29,672	(5)(8)(10)
Icefall Parent, Inc.	Application Software	First Lien Term Loan	SOFR+	6.50%	11.35%		1/25/2030		27,948	27,453	27,750	(5)(8)
Icefall Parent, Inc.	Application Software	First Lien Revolver	SOFR+	6.50%			1/25/2030		—	(47)	(19)	(5)(8)(9)
iCIMs, Inc.	Application Software	First Lien Term Loan	SOFR+	6.25%			8/18/2028		—	—	—	(5)(8)(9)
iCIMs, Inc.	Application Software	First Lien Term Loan	SOFR+	5.75%	10.67%		8/18/2028		16,302	16,140	15,793	(5)(8)
iCIMs, Inc.	Application Software	First Lien Term Loan	SOFR+	6.25%	11.17%		8/18/2028		2,325	2,298	2,290	(5)(8)
iCIMs, Inc.	Application Software	First Lien Revolver	SOFR+	5.75%	10.67%		8/18/2028		490	417	388	(5)(8)(9)
Innocoll Pharmaceuticals Limited	Health Care Technology	Warrants						57,693		85	—	(8)(10)
Integrity Marketing Acquisition, LLC	Insurance Brokers	First Lien Term Loan	SOFR+	5.00%			8/28/2028		—	(201)	(198)	(5)(8)(9)
Integrity Marketing Acquisition, LLC	Insurance Brokers	First Lien Term Loan	SOFR+	5.00%	10.08%		8/25/2028		58,184	57,616	57,602	(5)(8)
Integrity Marketing Acquisition, LLC	Insurance Brokers	First Lien Revolver	SOFR+	5.00%			8/28/2028		—	(75)	(77)	(5)(8)(9)
Inventus Power, Inc.	Electrical Components & Equipment	First Lien Term Loan	SOFR+	7.50%	12.46%		6/30/2025		43,326	43,060	42,347	(5)(8)
Inventus Power, Inc.	Electrical Components & Equipment	First Lien Revolver	SOFR+	7.50%			6/30/2025		—	(55)	(112)	(5)(8)(9)
IW Buyer LLC	Electrical Components & Equipment	First Lien Term Loan	SOFR+	5.00%	9.70%		6/28/2029		6,118	6,057	6,061	(5)(8)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
IW Buyer LLC	Electrical Components & Equipment	First Lien Term Loan	SOFR+	5.00%	9.70%		6/28/2029		35,595	34,834	35,264	(5)(8)
IW Buyer LLC	Electrical Components & Equipment	First Lien Revolver	SOFR+	5.00%			6/28/2029		—	(160)	(70)	(5)(8)(9)
Janus Bidco Limited	Application Software	First Lien Term Loan	SONIA+	6.00%			4/25/2031		—	(197)	(25)	(5)(8)(9)(10)
Janus Bidco Limited	Application Software	First Lien Term Loan	SONIA+	6.00%	11.04%		4/25/2031		£2,439	2,998	3,226	(5)(8)(10)
Janus Bidco Limited	Application Software	First Lien Term Loan	SOFR+	6.00%	11.29%		4/25/2031		$54,214	52,936	53,450	(5)(8)(10)
JN Bidco LLC	Health Care Technology	Common Stock							—	3,596	3,596	(8)
Kings Buyer, LLC	Environmental & Facilities Services	First Lien Term Loan	SOFR+	5.00%	10.68%		10/29/2027		4,754	4,706	4,689	(5)(8)
Kings Buyer, LLC	Environmental & Facilities Services	First Lien Term Loan	SOFR+	5.00%	9.95%		10/29/2027		58,402	57,744	57,608	(5)(8)
Kings Buyer, LLC	Environmental & Facilities Services	First Lien Revolver	PRIME+	4.00%	12.00%		10/29/2027		266	259	257	(5)(8)(9)
Kings Buyer, LLC	Environmental & Facilities Services	First Lien Revolver	PRIME+	4.00%	12.50%		10/29/2027		1,954	1,899	1,887	(5)(8)(9)
LABL, Inc.	Office Services & Supplies	First Lien Term Loan	SOFR+	5.00%	9.95%		10/29/2028		42,297	41,568	41,427	(5)
Latam Airlines Group S.A.	Passenger Airlines	First Lien Term Loan	SOFR+	9.50%	14.95%		10/12/2027		11,911	11,285	12,093	(5)(10)
Learfield Communications, LLC	Movies & Entertainment	First Lien Term Loan	SOFR+	5.50%	10.35%		6/30/2028		40,002	39,844	40,011	(5)
Legends Hospitality Holding Company, LLC	Specialized Consumer Services	First Lien Term Loan	SOFR+	5.00%			8/22/2031		—	(32)	(32)	(5)(8)(9)
Legends Hospitality Holding Company, LLC	Specialized Consumer Services	First Lien Term Loan	SOFR+	5.00%	10.13%		8/22/2031		55,650	54,555	54,570	(5)(8)
Legends Hospitality Holding Company, LLC	Specialized Consumer Services	First Lien Revolver	SOFR+	5.00%			8/22/2030		—	$(128)	$(127)	(5)(8)(9)
LSL Holdco, LLC	Health Care Distributors	First Lien Term Loan	SOFR+	6.00%	10.95%		1/31/2028		$1,037	990	972	(5)(8)
LSL Holdco, LLC	Health Care Distributors	First Lien Term Loan	SOFR+	6.00%	10.95%		1/31/2028		8,906	8,807	8,349	(5)(8)
LSL Holdco, LLC	Health Care Distributors	First Lien Revolver	SOFR+	6.00%	10.95%		1/31/2028		771	760	708	(5)(8)(9)
LTI Holdings Inc	Electronic Components	First Lien Term Loan	SOFR+	4.75%	9.60%		7/29/2029		29,269	28,843	28,826	(5)(10)
M2S Group Intermediate Holdings Inc	Multi-Sector Holdings	First Lien Term Loan	SOFR+	4.75%	9.85%		8/25/2031		38,493	36,207	37,050	(5)
Madison Park Euro Funding XIV	Multi-Sector Holdings	CLO Notes	E+	3.60%	7.29%		7/15/2032		€6,450	6,780	7,209	(5)(10)
Madison Park Funding LXIII	Multi-Sector Holdings	CLO Notes	SOFR+	5.50%	10.78%		4/21/2035		$5,000	5,000	5,088	(5)(10)
Marble Point CLO XVII	Multi-Sector Holdings	CLO Notes	SOFR+	3.65%	10.53%		7/20/2037		3,000	3,000	3,003	(5)(10)
Mauser Packaging Solutions Holding Co	Metal, Glass & Plastic Containers	Fixed Rate Bond			7.88%		4/15/2027		12,500	12,360	12,930
Mesoblast, Inc.	Biotechnology	First Lien Term Loan			9.75%		11/19/2026		1,956	1,878	1,882	(8)(10)
Mesoblast, Inc.	Biotechnology	Warrants						8,529		—	39	(8)(10)
Mesoblast, Inc.	Biotechnology	Warrants						33,174		152	106	(8)(10)
MHE Intermediate Holdings, LLC	Diversified Support Services	First Lien Term Loan	SOFR+	6.00%	11.40%		7/21/2027		5,232	5,128	5,161	(5)(8)
MHE Intermediate Holdings, LLC	Diversified Support Services	First Lien Term Loan	SOFR+	6.25%	11.65%		7/21/2027		1,015	998	1,002	(5)(8)
Microf Funding V LLC	Consumer Finance	First Lien Term Loan	SOFR+	6.58%	11.43%		6/3/2027		14,239	14,086	13,952	(5)(8)(9)(10)
Minotaur Acquisition, Inc.	Financial Exchanges & Data	First Lien Term Loan	SOFR+	5.00%			6/3/2030		—	(70)	(64)	(5)(8)(9)(10)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)		Cost	Fair Value	Notes
Minotaur Acquisition, Inc.	Financial Exchanges & Data	First Lien Term Loan	SOFR+	5.00%	9.85%		6/3/2030			6,958	6,819	6,841	(5)(8)(10)
Minotaur Acquisition, Inc.	Financial Exchanges & Data	First Lien Term Loan	SOFR+	5.00%	9.85%		6/3/2030			41,754	40,965	41,019	(5)(8)(10)
Minotaur Acquisition, Inc.	Financial Exchanges & Data	First Lien Revolver	SOFR+	5.00%			6/3/2030			—	(79)	(70)	(5)(8)(9)(10)
Mitchell International Inc	Application Software	Second Lien Term Loan	SOFR+	5.25%	10.10%		6/17/2032			27,135	27,065	26,717	(5)
Mitchell International Inc	Application Software	First Lien Term Loan	SOFR+	3.25%	8.10%		6/17/2031			17,100	17,015	16,870	(5)
Modena Buyer LLC	Application Software	First Lien Term Loan	SOFR+	4.50%	9.10%		7/1/2031			44,741	43,875	42,938	(5)
Monotype Imaging Holdings Inc.	Application Software	First Lien Term Loan	SOFR+	5.50%			2/28/2031			—	(45)	—	(5)(8)(9)
Monotype Imaging Holdings Inc.	Application Software	First Lien Term Loan	SOFR+	5.50%	10.56%		2/28/2031			72,108	71,027	72,108	(5)(8)
Monotype Imaging Holdings Inc.	Application Software	First Lien Revolver	SOFR+	5.50%			2/28/2030			—	(122)	—	(5)(8)(9)
MRI Software LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	9.35%		2/10/2027			26,902	26,610	26,641	(5)(8)
MRI Software LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	9.35%		2/10/2027			1,570	1,530	1,508	(5)(8)(9)
MRI Software LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	9.35%		2/10/2027			7,127	7,122	7,058	(5)(8)
MRI Software LLC	Application Software	First Lien Term Loan	SOFR+	4.75%	9.35%		2/10/2027			29,785	29,441	29,496	(5)(8)
MRI Software LLC	Application Software	First Lien Revolver	SOFR+	4.75%			2/10/2027			—	(35)	(57)	(5)(8)(9)
Neptune Platform Buyer, LLC	Aerospace & Defense	First Lien Term Loan	SOFR+	5.25%			1/19/2031			—	(13)	(137)	(5)(8)(9)
Neptune Platform Buyer, LLC	Aerospace & Defense	First Lien Term Loan	SOFR+	5.25%	10.58%		1/19/2031			30,823	30,360	30,206	(5)(8)
Next Holdco, LLC	Health Care Technology	First Lien Term Loan	SOFR+	6.00%			11/12/2030			—	(90)	—	(5)(8)(9)
Next Holdco, LLC	Health Care Technology	First Lien Term Loan	SOFR+	6.00%	11.06%		11/12/2030			46,391	45,695	46,391	(5)(8)
Next Holdco, LLC	Health Care Technology	First Lien Revolver	SOFR+	6.00%			11/9/2029			—	(67)	—	(5)(8)(9)
NFM & J, L.P.	Diversified Support Services	First Lien Term Loan	SOFR+	5.75%	10.59%		11/10/2029			$410	$286	$187	(5)(8)(9)
NFM & J, L.P.	Diversified Support Services	First Lien Term Loan	SOFR+	5.75%	10.96%		11/10/2029			22,133	21,691	21,735	(5)(8)
NFM & J, L.P.	Diversified Support Services	First Lien Revolver	SOFR+	5.75%			11/10/2029			—	(99)	(89)	(5)(8)(9)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	SOFR+	5.00%			5/3/2029			—	(16)	(15)	(5)(8)(9)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	SOFR+	5.00%	9.60%		5/3/2029			3,330	3,279	3,314	(5)(8)(9)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	SOFR+	5.00%	9.60%		5/3/2029			36,350	35,795	36,187	(5)(8)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	SONIA+	5.00%	9.95%		5/3/2029			£3,156	3,931	4,214	(5)(8)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	NIBOR+	5.00%	9.75%		5/3/2029		kr	69,157	6,214	6,536	(5)(8)
North Star Acquisitionco, LLC	Education Services	First Lien Term Loan	SOFR+	5.00%	9.60%		5/3/2029			$27,986	27,847	27,861	(5)(8)
North Star Acquisitionco, LLC	Education Services	First Lien Revolver	SOFR+	5.00%	9.83%		5/3/2029			738	905	963	(5)(8)(9)
North Star Acquisitionco, LLC	Education Services	First Lien Revolver	SOFR+	5.00%	9.67%		5/3/2029			2,386	2,319	2,366	(5)(8)(9)
Northwoods Capital 25 Ltd	Multi-Sector Holdings	CLO Notes	SOFR+	7.40%	12.68%		7/20/2034			700	682	681	(5)(10)
Northwoods Capital XV	Multi-Sector Holdings	CLO Notes	SOFR+	4.01%	8.83%		6/20/2034			4,000	3,920	4,011	(5)(10)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Ocean Trails CLO XIV	Multi-Sector Holdings	CLO Notes	SOFR+	5.82%	11.10%		1/20/2035		1,000	1,000	1,015	(5)(10)
Octagon 66	Multi-Sector Holdings	CLO Notes	SOFR+	5.09%	10.19%		11/16/2036		3,000	2,970	3,096	(5)(10)
OFSI BSL XIII CLO	Multi-Sector Holdings	CLO Notes	SOFR+	4.50%	9.82%		4/20/2037		5,000	5,000	5,013	(5)(10)
OFSI Fund Ltd	Multi-Sector Holdings	CLO Notes	SOFR+	7.48%	12.76%		4/20/2034		1,105	1,048	1,079	(5)(10)
OneOncology, LLC	Health Care Services	First Lien Term Loan	SOFR+	5.00%	10.08%		6/10/2030		11,272	11,130	11,100	(5)(8)(9)
OneOncology, LLC	Health Care Services	First Lien Term Loan	SOFR+	6.25%	10.85%		6/10/2030		8,561	8,347	8,561	(5)(8)
OneOncology, LLC	Health Care Services	First Lien Term Loan	SOFR+	6.25%	10.85%		6/10/2030		22,656	22,196	22,656	(5)(8)
OneOncology, LLC	Health Care Services	First Lien Revolver	SOFR+	6.25%			6/11/2029		—	(89)	—	(5)(8)(9)
Oranje Holdco, Inc.	Systems Software	First Lien Term Loan	SOFR+	7.25%	12.50%		2/1/2029		16,868	16,562	16,614	(5)(8)
Oranje Holdco, Inc.	Systems Software	First Lien Term Loan	SOFR+	7.50%	12.75%		2/1/2029		15,746	15,462	15,746	(5)(8)
Oranje Holdco, Inc.	Systems Software	First Lien Revolver	SOFR+	7.50%			2/1/2029		—	(36)	—	(5)(8)(9)
OZLM XXIII Ltd	Multi-Sector Holdings	CLO Notes	SOFR+	7.54%	12.84%		4/15/2034		1,000	967	1,000	(5)(10)
Peraton Corp.	Aerospace & Defense	First Lien Term Loan	SOFR+	3.75%	8.70%		2/1/2028		18,666	18,572	18,003	(5)
PetSmart LLC	Other Specialty Retail	First Lien Term Loan	SOFR+	3.75%	8.70%		2/11/2028		27,690	27,362	27,495	(5)
PetVet Care Centers, LLC	Health Care Services	First Lien Term Loan	SOFR+	6.00%	10.85%		11/15/2030		73,095	71,816	71,231	(5)(8)
PetVet Care Centers, LLC	Health Care Services	First Lien Term Loan	SOFR+	6.00%			11/15/2030		—	(96)	(149)	(5)(8)(9)
PetVet Care Centers, LLC	Health Care Services	First Lien Revolver	SOFR+	6.00%			11/15/2029		—	(164)	(245)	(5)(8)(9)
PetVet Care Centers, LLC	Health Care Services	Preferred Equity						6,338		6,211	7,025	(8)
Pluralsight, LLC	Application Software	First Lien Term Loan	SOFR+	7.50%		12.62%	8/22/2029		4,976	4,976	4,976	(5)(8)
Pluralsight, LLC	Application Software	First Lien Term Loan	SOFR+	4.50%			8/22/2029		—	—	—	(5)(8)(9)
Pluralsight, LLC	Application Software	First Lien Term Loan	SOFR+	4.50%	8.12%	1.50%	8/22/2029		1,915	1,915	1,915	(5)(8)
Pluralsight, LLC	Application Software	First Lien Term Loan	SOFR+	4.50%	8.12%	1.50%	8/22/2029		3,317	3,317	3,317	(5)(8)
Pluralsight, LLC	Application Software	First Lien Revolver	SOFR+	4.50%			8/22/2029		—	—	—	(5)(8)(9)
Pluralsight, LLC	Application Software	Common Stock						1,658,698		5,540	5,540	(8)
Poseidon Midco AB	Pharmaceuticals	First Lien Term Loan	E+	5.50%			5/16/2031		€—	—	—	(5)(8)(9)(10)
Poseidon Midco AB	Pharmaceuticals	First Lien Term Loan	E+	5.50%	8.97%		5/16/2031		$50,768	$55,033	$55,211	(5)(8)(10)
PPW Aero Buyer, Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	5.50%			2/15/2029		—	(188)	(336)	(5)(8)(9)
PPW Aero Buyer, Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	5.50%	10.10%		2/15/2029		13,382	13,301	13,202	(5)(8)
PPW Aero Buyer, Inc.	Aerospace & Defense	First Lien Term Loan	SOFR+	6.50%	11.35%		2/15/2029		26,489	25,716	26,489	(5)(8)
PPW Aero Buyer, Inc.	Aerospace & Defense	First Lien Revolver	SOFR+	5.50%	11.35%		2/15/2029		2,001	1,744	1,849	(5)(8)(9)
Profrac Holdings II, LLC	Industrial Machinery & Supplies & Components	First Lien Floating Rate Bond	SOFR+	7.25%	11.84%		1/23/2029		65,934	65,275	65,360	(5)(8)(10)
Project Accelerate Parent, LLC	Systems Software	First Lien Term Loan	SOFR+	5.25%	10.54%		2/24/2031		43,641	43,204	43,641	(5)(8)
Project Accelerate Parent, LLC	Systems Software	First Lien Revolver	SOFR+	5.25%			2/24/2031		—	(63)	—	(5)(8)(9)
Protein for Pets Opco, LLC	Packaged Foods & Meats	First Lien Term Loan	SOFR+	5.25%	10.10%		9/20/2030		63,573	62,405	62,359	(5)(8)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Protein for Pets Opco, LLC	Packaged Foods & Meats	First Lien Revolver	SOFR+	5.25%			9/20/2030		—	(122)	(127)	(5)(8)(9)
Quantum Bidco Limited	Food Distributors	First Lien Term Loan	SONIA+	5.50%	10.73%		1/31/2028		£9,861	11,591	12,929	(5)(8)(10)
Quantum Bidco Limited	Food Distributors	First Lien Term Loan	SONIA+	5.50%	10.70%		1/31/2028		8,377	10,047	10,712	(5)(8)(9)(10)
Renaissance Holding Corp.	Education Services	First Lien Term Loan	SOFR+	4.25%	9.10%		4/5/2030		$37,631	37,154	37,658	(5)
Resistance Acquisition, Inc.	Pharmaceuticals	First Lien Term Loan	SOFR+	7.75%	12.35%		9/21/2028		18,387	18,022	18,203	(5)(8)
Rockford Tower CLO 2024-1	Multi-Sector Holdings	CLO Notes	SOFR+	7.48%	12.81%		4/20/2037		2,500	2,476	2,564	(5)(10)
RR 24	Multi-Sector Holdings	CLO Notes	SOFR+	8.30%	13.60%		1/15/2036		2,750	2,750	2,776	(5)(10)
Salus Workers’ Compensation, LLC	Diversified Financial Services	First Lien Term Loan	SOFR+	10.00%	14.85%		10/7/2026		13,527	13,250	12,918	(5)(8)
Salus Workers’ Compensation, LLC	Diversified Financial Services	First Lien Revolver	SOFR+	10.00%			10/7/2026		—	(39)	(85)	(5)(8)(9)
Salus Workers’ Compensation, LLC	Diversified Financial Services	Warrants						606,357		200	55	(8)
Saratoga	Diversified Financial Services	Credit Linked Note	SOFR+	5.33%	10.18%		12/31/2029		98,000	97,914	97,914	(5)(8)(10)(15)
SCIH Salt Holdings Inc.	Diversified Chemicals	First Lien Term Loan	SOFR+	4.00%			3/16/2027		—	—	—	(5)
SCIH Salt Holdings Inc.	Diversified Chemicals	Fixed Rate Bond			4.88%		5/1/2028		16,450	15,085	15,875
scPharmaceuticals Inc.	Pharmaceuticals	Warrants						79,075		258	178	(8)
Secure Acquisition Inc.	Paper & Plastic Packaging Products & Materials	First Lien Term Loan	SOFR+	4.25%	8.85%		12/16/2028		34,658	34,573	34,766	(5)
SEI Holding I Corporation	Trading Companies & Distributors	First Lien Term Loan	SOFR+	5.00%	10.20%		3/27/2028		2,481	2,435	2,458	(5)(8)
SEI Holding I Corporation	Trading Companies & Distributors	First Lien Term Loan	SOFR+	5.00%	10.20%		3/27/2028		2,550	2,431	2,498	(5)(8)(9)
SEI Holding I Corporation	Trading Companies & Distributors	First Lien Term Loan	SOFR+	5.00%	9.85%		3/27/2028		17,245	16,884	17,083	(5)(8)
SEI Holding I Corporation	Trading Companies & Distributors	First Lien Term Loan	SOFR+	5.00%			3/27/2028		—	(41)	(80)	(5)(8)(9)
SEI Holding I Corporation	Trading Companies & Distributors	First Lien Term Loan	PRIME+	4.00%	12.00%		3/27/2028		605	551	569	(5)(8)(9)
Seres Therapeutics, Inc.	Biotechnology	Warrants						93,470		293	47	(8)(10)
SM Wellness Holdings, Inc.	Health Care Services	First Lien Term Loan	SOFR+	4.50%	10.01%		4/17/2028		17,847	17,032	17,490	(5)(8)
Sorenson Communications, LLC	Communications Equipment	First Lien Term Loan	SOFR+	5.75%	10.60%		4/19/2029		89,800	88,166	88,327	(5)(8)
Sorenson Communications, LLC	Communications Equipment	First Lien Revolver	SOFR+	5.75%			4/19/2029		—	(185)	(167)	(5)(8)(9)
Southern Veterinary Partners, LLC	Health Care Facilities	First Lien Term Loan	SOFR+	3.75%	8.00%		10/5/2027		25,444	25,320	25,524	(5)
Staples, Inc.	Office Services & Supplies	Fixed Rate Bond			10.75%		9/1/2029		$13,481	$13,354	$13,097
Staples, Inc.	Office Services & Supplies	First Lien Term Loan	SOFR+	5.75%	10.69%		9/4/2029		32,181	30,770	29,319	(5)
Star Parent, Inc.	Life Sciences Tools & Services	First Lien Term Loan	SOFR+	3.75%	8.35%		9/27/2030		45,795	45,002	44,624	(5)
SumUp Holdings Luxembourg	Diversified Financial Services	First Lien Term Loan	E+	6.50%	10.04%		4/25/2031		€47,274	50,670	52,141	(5)(8)(9)(10)
SupplyOne Inc.	Paper & Plastic Packaging Products & Materials	First Lien Term Loan	SOFR+	4.25%	9.10%		4/19/2031		$16,915	16,776	16,986	(5)
Supreme Fitness Group NY Holdings, LLC	Leisure Facilities	First Lien Term Loan	SOFR+	7.00%	12.58%		12/31/2026		695	689	667	(5)(8)
Supreme Fitness Group NY Holdings, LLC	Leisure Facilities	First Lien Term Loan	SOFR+	7.00%	12.58%		12/31/2026		836	807	802	(5)(8)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Supreme Fitness Group NY Holdings, LLC	Leisure Facilities	First Lien Term Loan	SOFR+	7.00%	12.58%		12/31/2026		8,113	8,040	7,788	(5)(8)
Supreme Fitness Group NY Holdings, LLC	Leisure Facilities	First Lien Revolver	SOFR+	7.00%			12/31/2026		—	(4)	(16)	(5)(8)(9)
Telephone and Data Systems, Inc.	Wireless Telecommunication Services	Subordinated Debt Term Loan	SOFR+	7.00%			5/1/2029		—	(255)	(279)	(5)(8)(9)(10)
Telephone and Data Systems, Inc.	Wireless Telecommunication Services	Subordinated Debt Term Loan	SOFR+	7.00%	12.25%		5/1/2029		74,099	72,063	72,247	(5)(8)(10)
Ten-X LLC	Interactive Media & Services	First Lien Term Loan	SOFR+	6.00%	10.74%		5/26/2028		24,604	23,700	23,546	(5)(8)
THL Zinc Ventures Ltd	Diversified Metals & Mining	First Lien Term Loan			13.00%		5/23/2026		39,751	39,469	39,751	(8)(10)
Touchstone Acquisition, Inc.	Health Care Supplies	First Lien Term Loan	SOFR+	6.00%	10.95%		12/29/2028		8,399	8,296	8,231	(5)(8)
Transit Buyer LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.00%	10.31%		1/31/2029		8,142	8,020	8,044	(5)(8)
Transit Buyer LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.00%	10.31%		1/31/2029		3,317	3,262	3,271	(5)(8)(9)
Transit Buyer LLC	Diversified Support Services	First Lien Term Loan	SOFR+	5.00%	9.85%		1/31/2029		8,342	8,221	8,242	(5)(8)
Trident TPI Holdings Inc	Metal, Glass & Plastic Containers	First Lien Term Loan	SOFR+	4.00%	8.60%		9/15/2028		12,343	12,343	12,377	(5)
Trinitas CLO VI Ltd.	Multi-Sector Holdings	CLO Notes	SOFR+	7.08%	12.36%		1/25/2034		2,785	2,618	2,634	(5)(10)
Trinitas CLO XII	Multi-Sector Holdings	CLO Notes	SOFR+	4.26%	9.55%		4/25/2033		4,500	4,401	4,514	(5)(10)
Trinitas CLO XIX	Multi-Sector Holdings	CLO Notes	SOFR+	8.06%	13.34%		10/23/2033		2,000	1,993	2,007	(5)(10)
Trinitas CLO XV DAC	Multi-Sector Holdings	CLO Notes	SOFR+	7.71%	12.99%		4/22/2034		6,500	5,831	6,359	(5)(10)
Truck-Lite Co., LLC	Construction Machinery & Heavy Transportation Equipment	First Lien Term Loan	SOFR+	5.75%			2/13/2031		—	(123)	—	(5)(8)(9)
Truck-Lite Co., LLC	Construction Machinery & Heavy Transportation Equipment	First Lien Term Loan	SOFR+	5.75%	10.86%		2/13/2031		62,223	61,091	62,223	(5)(8)
Truck-Lite Co., LLC	Construction Machinery & Heavy Transportation Equipment	First Lien Revolver	SOFR+	5.75%	10.85%		2/13/2030		143	(53)	68	(5)(8)(9)
Usalco LLC	Commodity Chemicals	First Lien Term Loan	SOFR+	4.00%			9/30/2031		—	(16)	17	(5)(9)
Usalco LLC	Commodity Chemicals	First Lien Term Loan	SOFR+	4.00%	9.20%		9/30/2031		31,731	31,572	31,899	(5)
USIC Holdings, Inc.	Diversified Support Services	First Lien Term Loan	SOFR+	5.50%	10.35%		9/10/2031		71	71	44	(5)(8)(9)
USIC Holdings, Inc.	Diversified Support Services	First Lien Term Loan	SOFR+	5.50%	10.35%		9/10/2031		46,311	45,852	45,857	(5)(8)
USIC Holdings, Inc.	Diversified Support Services	First Lien Revolver	SOFR+	5.25%	10.10%		9/10/2031		2,864	2,805	2,806	(5)(8)(9)
Venture 41 CLO	Multi-Sector Holdings	CLO Notes	SOFR+	4.13%	9.41%		1/20/2034		1,500	1,479	1,505	(5)(10)
Verona Pharma, Inc.	Pharmaceuticals	First Lien Term Loan			11.00%		5/9/2029		4,956	4,865	4,869	(8)(10)
Verona Pharma, Inc.	Pharmaceuticals	First Lien Term Loan			11.00%		5/9/2029		6,308	6,182	6,198	(8)(10)
Verona Pharma, Inc.	Pharmaceuticals	First Lien Term Loan					9/30/2025		—	—	—	(8)(9)(10)(13)
Verona Pharma, Inc.	Pharmaceuticals	First Lien Term Loan					5/9/2029		—	—	—	(8)(9)(10)
Verona Pharma, Inc.	Pharmaceuticals	First Lien Term Loan					5/9/2029		—	—	—	(8)(9)(10)
Verona Pharma, Inc.	Pharmaceuticals	First Lien Term Loan					5/9/2029		$9,177	$9,177	$9,269	(8)(10)(13)

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

Portfolio Company	Industry	Type of Investment (1)(2)(3)	Index	Spread	Cash Interest Rate (4)(5)	PIK	Maturity Date	Shares	Principal (6)	Cost	Fair Value	Notes
Violin Finco Guernsey Limited	Asset Management & Custody Banks	First Lien Term Loan	SONIA+	5.50%			6/6/2031		£—	(20)	(21)	(5)(8)(9)(10)
Violin Finco Guernsey Limited	Asset Management & Custody Banks	First Lien Term Loan	SONIA+	5.50%	10.45%		6/6/2031		46,900	58,909	62,280	(5)(8)(10)
WAVE 2019-1	Specialized Finance	CLO Notes			3.60%		9/15/2044		$4,625	3,843	4,224	(10)
Wellfleet CLO 2022-2, Ltd.	Multi-Sector Holdings	CLO Notes	SOFR+	8.56%	13.84%		10/18/2035		1,500	1,446	1,513	(5)(10)
Wind River 2020-1 CLO	Multi-Sector Holdings	CLO Notes	SOFR+	7.42%	12.70%		7/20/2037		2,000	1,960	2,008	(5)(10)
Wind River 2024-1 CLO	Multi-Sector Holdings	CLO Notes	SOFR+	4.25%	9.55%		4/20/2037		3,250	3,250	3,288	(5)(10)
Woodmont 2022-9 Trust	Multi-Sector Holdings	CLO Notes	SOFR+	7.77%	12.89%		10/25/2036		9,385	9,292	9,432	(5)(10)
WP CPP Holdings, LLC	Aerospace & Defense	First Lien Term Loan	SOFR+	7.50%	8.39%	4.13%	11/29/2029		2,582	2,582	2,580	(5)(8)
WP CPP Holdings, LLC	Aerospace & Defense	First Lien Term Loan	SOFR+	7.50%	8.39%	4.13%	11/28/2029		54,466	53,382	54,145	(5)(8)
WP CPP Holdings, LLC	Aerospace & Defense	First Lien Revolver	SOFR+	6.75%			11/28/2029		—	(125)	(38)	(5)(8)(9)

Total Non-Control/Non- Affiliate Investments (144.6% of net assets)										$4,530,412	$4,576,233
Restricted Cash										43,328	43,328
Cash and Cash Equivalents										480,836	480,836

Cash and Cash Equivalents and Restricted Cash (16.6% of net assets)										$524,164	$524,164

Derivative Instrument	Notional Amount to be Purchased	Notional Amount to be Sold		Maturity Date	Counterparty	Cumulative Unrealized Appreciation / (Depreciation)
Foreign currency forward contract	$235,495		€213,997	11/7/2024	Bank of New York Mellon	$(3,725)
Foreign currency forward contract	$158,386		£123,967	11/7/2024	Bank of New York Mellon	(7,890)
Foreign currency forward contract	$6,602	kr	72,797	11/7/2024	Bank of New York Mellon	(312)

						$(11,927)

Derivative Instrument	Company Receives	Company Pays	Counterparty	Maturity Date	Notional Amount	Fair Value
Interest rate swap	Fixed 8.4%	Floating 3-month SOFR +4.0405%	BNP Paribas	11/14/2028	$350,000	$12,357
Interest rate swap	Fixed 6.5%	Floating 3-month SOFR +2.5954%	BNP Paribas	7/23/2029	$400,000	$9,189

						$21,546

(1)	All debt investments are income producing unless otherwise noted. All equity investments are non-income producing unless otherwise noted.
(2)	See Note 3 in the accompanying notes to the Consolidated Financial Statements for portfolio composition by geographic region.

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

(3)
Each of the Company’s investments is pledged as collateral under one or more of its credit facilities. A single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(4)
Interest rates may be adjusted from period to period on certain term loans and revolvers. These rate adjustments may be either temporary in nature due to tier pricing arrangements or financial or payment covenant violations in the original credit agreements or permanent in nature per loan amendment or waiver documents.

(5)
The interest rate on the principal balance outstanding for most floating rate loans is indexed to SOFR, EURIBOR, SONIA, NIBOR and/or an alternate base rate (e.g., prime rate), which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the Company has provided the applicable margin over the reference rate or the alternate base rate based on each respective credit agreement and the cash interest rate as of period end. All SOFR shown above is in U.S. dollars unless otherwise noted. As of September 30, 2024, the reference rates for the Company’s variable rate loans were the
30-day
SOFR at 4.85%, the
90-day
SOFR at 4.59%, the
180-day
SOFR at 4.25%, the PRIME at 8.00%, the SONIA at 5.50%, the
90-day
NIBOR at 4.75%, and the
90-day
EURIBOR at 3.54%. Most loans include an interest floor, which generally ranges from 0% to 3.00%. SOFR and SONIA based contracts may include a credit spread adjustment that is charged in addition to the base rate and the stated spread.

(6)
Principal includes accumulated PIK interest and is net of repayments, if any. “€” signifies the investment is denominated in Euros. “£” signifies the investment is denominated in British Pounds. “kr” signifies the investment is denominated in Krone. All other investments are denominated in U.S. dollars.

(7)
Non-Control/Non-Affiliate
Investments are investments that are neither Control Investments nor Affiliate Investments. Control Investments generally are defined by the Investment Company Act, as investments in companies in which the Company owns more than 25% of the voting securities and/or has the power to exercise control over the management or policies of the company. Affiliate Investments generally are defined by the Investment Company Act as investments in companies in which the Company owns between 5% and 25% of the voting securities.

(8)	As of September 30, 2024, these investments are categorized as Level 3 within the fair value hierarchy established by ASC 820 and were valued using significant unobservable inputs.
(9)
Investment has undrawn commitments. Unamortized fees are classified as unearned income which reduces cost basis, which may result in a negative cost basis. A negative fair value may result from the unfunded commitment being valued below par.

(10)
Investment is not a qualifying asset as defined under Section 55(a) of the Investment Company Act. Under the Investment Company Act, the Company may not acquire any non-qualifying
asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of September 30, 2024, qualifying assets represented 73.8% of the Company’s total assets and non-qualifying
assets represented 26.2% of the Company’s total assets.

(11)	This investment represents a participation interest in the underlying securities shown.
(12)	This investment was on non-accrual status as of September 30, 2024.
(13)
This investment represents a revenue interest financing term loan in which the Company receives periodic interest payments based on a percentage of revenues earned at the respective portfolio company over the life of the loan.

(14)	This investment was renamed during the three months ended June 30, 2024. For the periods prior to June 30, 2024, this investment was referenced as SCP Eye Care Services, LLC.

Oaktree Strategic Credit Fund
Consolidated Schedule of Investments
September 30, 2024
(dollar amounts in thousands)

(15)
This investment represents a credit default swap that functions, in substance, like a credit linked note and represents a credit risk transfer for a pool of reference assets owned by a bank. The Company fully funded margin up front and in return the Company receives periodic interest payments. The Company’s risk of loss is limited to the principal amount disclosed herein. The reference assets are primarily composed of investment grade corporate debt. The Company may be exposed to counterparty risk, which could make it difficult for the Company to collect on obligations, thereby resulting in potentially significant losses. In addition, the Company only has a contractual relationship with the bank, and not with the reference obligors of the reference assets. Accordingly, the Company generally may have no right to directly enforce compliance by the reference obligors with the terms of the reference assets. The Company will not directly benefit from the reference assets and will not have the benefit of the remedies that would normally be available to a holder of such reference assets. In addition, in the event of the insolvency of the counterparty, the Company may be treated as a general creditor of such counterparty, and will not have any claim with respect to the reference assets.

See notes to Consolidated Financial Statements.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
Note 1. Organization
Oaktree Strategic Credit Fund (the “Company”) is a Delaware statutory trust formed on November 24, 2021 and is structured as a non-diversified, closed-end management investment company. On February 3, 2022, the Company elected to be regulated as a business development company (a “BDC”) under the Investment Company Act. The Company has elected to be treated, and intends to qualify annually to be treated, as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). Effective as of February 3, 2022, the Company is externally managed by Oaktree Fund Advisors, LLC (the “Adviser”) pursuant to an investment advisory agreement (as amended and restated, the “Investment Advisory Agreement”), between the Company and the Adviser.
The Company’s investment objective is to generate stable current income and long-term capital appreciation. The Company seeks to meet its investment objective by primarily investing in private debt opportunities, including first lien loans (which may include “unitranche” loans and “last out” first lien loans, which are loans that are second priority behind “first out” first lien loans), second lien loans, unsecured and mezzanine loans, bonds and preferred equity, as well as certain equity co-investments.
In connection with its formation, the Company has the authority to issue an unlimited number of common shares of beneficial interest, par value $0.01 per share (“Common Shares”). The Company offers on a continuous basis up to $5.0 billion aggregate offering price of Common Shares (the “Maximum Offering Amount”) pursuant to an offering registered with the Securities and Exchange Commission. The Company offers to sell any combination of four classes of Common Shares: Class T shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the Maximum Offering Amount. The share classes have different ongoing distribution and/or shareholder servicing fees.
As of September 30, 2025, the Company has issued and sold 147,143,217 Class I shares for an aggregate purchase price of $3,460.1 million of which $100.0 million was purchased by an affiliate of the Adviser, 55,729,694 Class S shares for an aggregate purchase price of $1,309.9 million, 170,612 Class D shares for an aggregate purchase price of $4.0 million and 52,731 Class T shares for an aggregate purchase price of $1.2 million.
Note 2. Significant Accounting Policies
Basis of Presentation:
The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the requirements for reporting on Form 10-Q and Regulation S-X. In the opinion of management, all adjustments of a normal recurring nature considered necessary for the fair presentation of the consolidated financial statements have been made. The Company is an investment company following the accounting and reporting guidance in FASB ASC Topic 946,
Financial Services — Investment Companies
(“ASC 946”).
Use of Estimates:
The preparation of the consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions affecting amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on the information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Changes in the economic and political environments, financial markets and any other parameters used in determining these estimates could cause actual results to differ and such differences could be material. Significant estimates include the valuation of investments and revenue recognition.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Consolidation:
The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. The consolidated subsidiaries are wholly-owned and, as such, consolidated into the consolidated financial statements. The assets of the consolidated subsidiaries are not directly available to satisfy the claims of the creditors of the Company. As an investment company, portfolio investments held by the Company are not consolidated into the consolidated financial statements but rather are included on the Consolidated Statements of Assets and Liabilities as investments at fair value.
Fair Value Measurements:
The Adviser, as the valuation designee of the Board pursuant to Rule 2a-5 under the Investment Company Act, determines the fair value of the Company’s assets, including unfunded commitments, on at least a quarterly basis in accordance with ASC 820. ASC 820 defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. ASC 820 prioritizes the use of observable market prices over entity-specific inputs. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.
Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

•	Level 1 — Unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

•
Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.

•
Level 3 — Unobservable inputs that reflect the Adviser’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

If inputs used to measure fair value fall into different levels of the fair value hierarchy, an investment’s level is based on the lowest level of input that is significant to the fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. This includes investment securities that are valued using “bid” and “ask” prices obtained from independent third party pricing services or directly from brokers. These investments may be classified as Level 3 because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities or may require adjustments for investment-specific factors or restrictions.
Financial instruments with readily available quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value. As such, the Adviser obtains and analyzes readily available market quotations provided by pricing vendors and brokers for all of the Company’s investments for which quotations are available. In determining the fair value of a particular

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

investment, pricing vendors and brokers use observable market information, including both binding and non-binding indicative quotations.
The Adviser seeks to obtain at least two quotations for the subject or similar securities, typically from pricing vendors. If the Adviser is unable to obtain two quotes from pricing vendors, or if the prices obtained from pricing vendors are not within the Adviser’s set threshold, the Adviser seeks to obtain a quote directly from a broker making a market for the asset. The Adviser evaluates the quotations provided by pricing vendors and brokers based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated. Generally, the Adviser does not adjust any of the prices received from these sources. The Adviser also performs back-testing of valuation information obtained from pricing vendors and brokers against actual prices received in transactions. In addition to ongoing monitoring and back-testing, the Adviser performs due diligence procedures over pricing vendors to understand their methodology and controls to support their use in the valuation process.
If the quotations obtained from pricing vendors or brokers are determined not to be reliable or are not readily available, the Adviser values such investments using any of three different valuation techniques. The first valuation technique is the transaction precedent technique, which utilizes recent or expected future transactions of the investment to determine fair value, to the extent applicable. The second valuation technique is an analysis of the enterprise value (“EV”) of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The EV analysis is typically performed to determine (i) the value of equity investments, (ii) whether there is credit impairment for debt investments and (iii) the value for debt investments that the Company is deemed to control under the Investment Company Act. To estimate the EV of a portfolio company, the Adviser analyzes various factors, including the portfolio company’s historical and projected financial results, macroeconomic impacts on the company and competitive dynamics in the company’s industry. The Adviser also utilizes some or all of the following information based on the individual circumstances of the portfolio company: (i) valuations of comparable public companies, (ii) recent sales of private and public comparable companies in similar industries or having similar business or earnings characteristics, (iii) purchase prices as a multiple of their earnings or cash flow, (iv) the portfolio company’s ability to meet its forecasts and its business prospects, (v) a discounted cash flow analysis, (vi) estimated liquidation or collateral value of the portfolio company’s assets and (vii) offers from third parties to buy the portfolio company. The Adviser may probability weight potential sale outcomes with respect to a portfolio company when uncertainty exists as of the valuation date. The third valuation technique is a market yield technique, which is typically performed for non-credit impaired debt investments. In the market yield technique, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk, and the Adviser considers the current contractual interest rate, the capital structure and other terms of the investment relative to risk of the company and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by the Company are substantially illiquid with no active transaction market, the Adviser depends on primary market data, including newly funded transactions and industry specific market movements, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.
The Adviser estimates the fair value of certain privately held warrants using a Black Scholes pricing model, which includes an analysis of various factors and subjective assumptions, including the current stock price (by using an EV analysis as described above), the expected period until exercise, expected volatility of the underlying stock price, expected dividends and the risk free rate. Changes in the subjective input assumptions can materially affect the fair value estimates.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The Board of Trustees has designated the Adviser to serve as its valuation designee. The Adviser undertakes a multi-step valuation process each quarter in connection with determining the fair value of the Company’s investments:

•	The quarterly valuation process begins with each portfolio company or investment being initially valued by the Adviser’s valuation team;

•	Preliminary valuations are then reviewed and discussed with management of the Adviser;

•
Separately, independent valuation firms prepare valuations of the Company’s investments, on a selected basis, for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment, and submit the reports to the Company and provide such reports to the Adviser;

•	The Adviser compares and contrasts its preliminary valuations to the valuations of the independent valuation firms and prepares a valuation report for the Audit Committee;

•
The Audit Committee reviews the valuation report with the Adviser, and the Adviser responds and supplements the valuation report to reflect any discussions between the Adviser and the Audit Committee; and

•	The Adviser, as valuation designee, determines the fair value of each investment in the Company’s portfolio.
The fair value of the Company’s investments as of September 30, 2025 and September 30, 2024 was determined by the Adviser, as the Board’s valuation designee. The Company has and will continue to engage independent valuation firms each quarter to provide assistance regarding the determination of the fair value of a portion of its portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment.
Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been reported had a ready market for the investments existed, and it is reasonably possible that the difference could be material.
When the Company determines its net asset value as of the last day of a month that is not also the last day of a calendar quarter, the Company updates the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, pursuant to the Company’s valuation policy, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation or, in the case of securities acquired after such date, cost, unless, in either case, the Adviser determines that since the most recent quarter end or the date of acquisition for securities acquired after quarter end, as the case may be, a significant observable change has occurred with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Adviser determines such a change has occurred with respect to one or more investments, the Adviser will determine whether to update the value for each relevant investment using a range of values from an independent valuation firm, where applicable, in accordance with the Company’s valuation policy. Additionally, the Adviser may otherwise determine to update the most recent quarter end valuation of an investment without reliable market quotations that the Adviser considers to be material to the Company using a range of values from an independent valuation firm.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

With the exception of the line items entitled “deferred financing costs,” “deferred offering costs,” “other assets,” “unsecured notes payable,” and “credit facilities payable,” which are reported at amortized cost, all assets and liabilities on the Consolidated Statements of Assets and Liabilities approximate fair value. The carrying value of the line items titled “interest receivable,” “receivables from unsettled transactions,” “accounts payable, accrued expenses and other liabilities,” “dividends payable,” “base management fee and incentive fee payable,” “payable for share repurchases,” “due to broker,” “due to affiliates,” “interest payable,” “payables from unsettled transactions” and “director fees payable” approximate fair value due to their short maturities.
Foreign Currency Translation:
The accounting records of the Company are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the prevailing foreign exchange rate on the reporting date. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. The Company’s investments in foreign securities may involve certain risks, including foreign exchange restrictions, expropriation, taxation or other political, social or economic risks, all of which could affect the market and/or credit risk of the investment. In addition, changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore the earnings of the Company.
Derivative Instruments:
Foreign Currency Forward Contracts
The Company uses foreign currency forward contracts to reduce the Company’s exposure to fluctuations in the value of foreign currencies. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another at a pre-determined price at a future date. Foreign currency forward contracts are marked-to-market at the applicable forward rate. Unrealized appreciation (depreciation) on foreign currency forward contracts is recorded within derivative assets or derivative liabilities on the Consolidated Statements of Assets and Liabilities by counterparty on a net basis, not taking into account collateral posted which is recorded separately, if applicable. Purchases and settlements of foreign currency forward contracts having the same settlement date and counterparty are generally settled net and any realized gains or losses are recognized on the settlement date. The Company does not utilize hedge accounting with respect to foreign currency forward contracts and as such, the Company recognizes its foreign currency forward contracts at fair value with changes included in the net unrealized appreciation (depreciation) on the Consolidated Statements of Operations.
Interest Rate Swaps
The Company uses interest rate swaps to hedge some of the Company’s fixed rate debt. The Company designated the interest rate swaps as the hedging instruments in an effective hedge accounting relationship, and therefore the periodic payments are recognized as components of interest expense in the Consolidated Statements of Operations. Depending on the nature of the balance at period end, the fair value of each interest rate swap is either included as a derivative asset or derivative liability on the Company’s Consolidated Statements of Assets and Liabilities. The change in fair value of the interest rate swaps is offset by a change in the carrying value of the fixed rate debt. Any amounts paid to the counterparty to cover collateral obligations under the terms of the interest rate swap agreements are included in due from broker on the Company’s Consolidated Statements of Assets and Liabilities.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Restricted Securities:
The Company may invest in securities that may be deemed “restricted securities” for purposes of Regulation S-X. Disposal of these restricted securities, which are valued in accordance with the Company’s valuation policy as described under “—Fair Value Measurements”, may involve time-consuming negotiations and additional expense, and prompt sale at an acceptable price may be difficult due to legal and/or contractual restrictions. Information regarding restricted securities is included in the Schedules of Investments.
Investment Income:
Interest Income
Interest income, adjusted for accretion of original issue discount (“OID”), is recorded on an accrual basis to the extent that such amounts are expected to be collected. The Company stops accruing interest on investments when it is determined that interest is no longer collectible. Investments that are expected to pay regularly scheduled interest in cash are generally placed on non-accrual status when there is reasonable doubt that principal or interest cash payments will be collected. Cash interest payments received on investments may be recognized as income or a return of capital depending upon management’s judgment. A non-accrual investment is restored to accrual status if past due principal and interest are paid in cash, and the portfolio company, in management’s judgment, is likely to continue timely payment of its remaining obligations. As of September 30, 2025, there was one investment on non-accrual status that represented 0.2% and less than 0.1% of total debt investments at cost and fair value, respectively. As of September 30, 2024, there was one investment on non-accrual status that represented 0.1% and 0.1% of total debt investments at cost and fair value, respectively.
In connection with its investment in a portfolio company, the Company sometimes receives nominal cost equity that is valued as part of the negotiation process with the portfolio company. When the Company receives nominal cost equity, the Company allocates its cost basis in the investment between debt securities and the nominal cost equity at the time of origination. Any resulting discount from recording the loan, or otherwise purchasing a security at a discount, is accreted into interest income over the life of the loan.
PIK Interest Income
The Company’s investments in debt securities may contain PIK interest provisions. PIK interest, which generally represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. The Company generally ceases accruing PIK interest if there is insufficient value to support the accrual or if the Company does not expect the portfolio company to be able to pay all principal and interest due. The Company’s decision to cease accruing PIK interest on a loan or debt security involves subjective judgments and determinations based on available information about a particular portfolio company, including whether the portfolio company is current with respect to its payment of principal and interest on its loans and debt securities; financial statements and financial projections for the portfolio company; the Company’s assessment of the portfolio company’s business development success; information obtained by the Company in connection with periodic formal update interviews with the portfolio company’s management and, if appropriate, the private equity sponsor; and information about the general economic and market conditions in which the portfolio company operates. The Company’s determination to cease accruing PIK interest is generally made well before the Company’s full write-down of a loan or debt security. In addition, if it is subsequently determined that the Company will not be able to collect any previously accrued PIK interest, the fair value of the loans or debt securities would be reduced by the amount of such previously accrued, but uncollectible, PIK interest. The accrual of PIK interest on the Company’s debt investments increases the recorded cost bases of these investments

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

in the consolidated financial statements including for purposes of computing the capital gains incentive fee payable by the Company to the Adviser. To maintain its status as a RIC, certain income from PIK interest may be required to be distributed to the Company’s shareholders, even though the Company has not yet collected the cash and may never do so.
Fee Income
The Adviser or its affiliates may provide financial advisory services to portfolio companies in connection with structuring a transaction and in return the Company may receive fees for capital structuring services. These fees are generally non-recurring and are recognized by the Company upon the investment closing date. The Company may also receive additional fees in the ordinary course of business, including servicing, amendment, exit and prepayment fees, which are classified as fee income and recognized as they are earned or the services are rendered.
Dividend Income
The Company generally recognizes dividend income on the ex-dividend date for public securities and the record date for private equity investments. Distributions received from private equity investments are evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from private equity investments as dividend income unless there are sufficient earnings at the portfolio company prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.
Cash and Cash Equivalents and Restricted Cash:
Cash and cash equivalents consist of demand deposits and highly liquid investments with maturities of three months or less, when acquired. The Company places its cash and cash equivalents and restricted cash with financial institutions and, at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. Cash and cash equivalents are included on the Company’s Consolidated Schedule of Investments and cash equivalents are classified as Level 1 assets.
As of September 30, 2025, included in restricted cash was $44.4 million that was held at various collateral custodians in connection with the Company’s SPV credit facilities (See Note 6. Borrowings). Pursuant to the terms of the SPV credit facilities, the Company was restricted in terms of access to the $44.4 million until the occurrence of the periodic distribution dates and, in connection therewith, the Company’s submission of its required periodic reporting schedules and verifications of the Company’s compliance with the terms of the SPV credit facilities. As of September 30, 2024, included in restricted cash was $43.3 million that was held at various collateral custodians in connection with the Company’s SPV credit facilities.
Receivables/Payables from Unsettled Transactions:
Receivables/payables from unsettled transactions consist of amounts receivable to or payable by the Company for transactions that have not settled at the reporting date.
Deferred Financing Costs:
Deferred financing costs consist of fees and expenses paid in connection with the closing or amending of credit facilities and debt offerings. Deferred financing costs incurred in connection with credit facilities are

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

capitalized as an asset when incurred. Deferred financing costs incurred in connection with all other debt arrangements are a direct deduction from the related debt liability when incurred. Deferred financing costs are amortized using the effective interest method over the term of the respective debt arrangement. This amortization expense is included in interest expense in the Company’s Consolidated Statements of Operations. Upon early termination or modification of a credit facility, all or a portion of unamortized fees related to such facility may be accelerated into interest expense.
Segment Reporting:
The Company operates as a single reportable segment and derives revenues from investing primarily in originated loans and other securities, including broadly syndicated loans, of U.S. private companies and manages the business on a consolidated basis.
The chief operating decision maker (“CODM”) is composed of the Company’s chief executive officer and chief financial officer. The primary performance metric provided to the CODM to assess performance and make operating decisions is “Net increase (decrease) in net assets resulting from operations” which is reported on the Consolidated Statement of Operations.
Performance metrics are provided to the CODM on a quarterly basis and are utilized to evaluate performance generated from segment net assets. These key metrics, in addition to other factors, are utilized by the CODM to determine allocation of profits, such as for investment or the amount recommended to the Board for distribution to the Company’s shareholders. As the Company operates as a single reporting segment, the segment net assets are reported on the Consolidated Statements of Assets and Liabilities and the significant segment expenses are listed on the Consolidated Statement of Operations.
Organization and Offering Costs:
Costs associated with the organization of the Company are expensed as incurred. Costs associated with the offering of Common Shares of the Company are capitalized as “deferred offering costs” on the Consolidated Statements of Assets and Liabilities and amortized over a twelve-month period from incurrence.
For each of the fiscal years ended September 30, 2025, 2024 and 2023, the Company expensed organization costs of less than $0.1 million. As of September 30, 2025 and September 30, 2024, $0.7 million and $0.6 million, respectively, of offering costs were capitalized on the Consolidated Statements of Assets and Liabilities. For the fiscal years ended September 30, 2025, 2024 and 2023, the Company amortized offering costs of $2.1 million, $1.0 million and $2.7 million, respectively.
Allocation of Income, Expenses, Gains and Losses:
Income, expenses (other than those attributable to a specific class), gains and losses are allocated to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.
Distributions:
To the extent that the Company has taxable income available, the Company intends to make monthly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of the Board and will depend on the Company’s earnings, financial condition,

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

maintenance of the Company’s tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the Board may deem relevant from time to time. Although the gross distribution per share is generally equivalent for each share class, the net distribution for each share class is reduced for any class specific expenses, including distribution and shareholder servicing fees, if any.
Income Taxes:
The Company has elected to be treated as a RIC under the Code. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s investors and would not be reflected in the consolidated financial statements of the Company.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. Management has analyzed the Company’s tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years 2024, 2023 and 2022.
To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses.
In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed. The Company did not incur a U.S. federal excise tax for calendar years 2024 and 2023. The Company does not expect to incur a U.S. federal excise tax for calendar year 2025.
The Company holds certain portfolio investments through a taxable subsidiary. The purpose of the Company’s taxable subsidiary is to permit the Company to hold equity investments in portfolio companies which are “pass through” entities for U.S. federal income tax purposes in order to comply with the RIC tax requirements. The taxable subsidiary is consolidated for financial reporting purposes, and portfolio investments held by it are included in the Company’s consolidated financial statements as portfolio investments and recorded at fair value. The taxable subsidiary is not consolidated with the Company for U.S. federal income tax purposes and may generate income tax expense, or benefit, and the related tax assets and liabilities, as a result of their ownership of certain portfolio investments. This income tax expense, if any, would be reflected in the Consolidated Statements of Operations. The Company uses the liability method to account for its taxable subsidiary’s income taxes. Using this method, the Company recognizes deferred tax assets and liabilities for the

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

estimated future tax effects attributable to temporary differences between financial reporting and tax bases of assets and liabilities. In addition, the Company recognizes deferred tax benefits associated with net operating loss carry forwards that it may use to offset future tax obligations. The Company measures deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which it expects to recover or settle those temporary differences.
Recently Adopted Accounting Pronouncements
In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023 and interim period within fiscal years beginning after December 15, 2024. The Company adopted ASU No. 2023-07 effective September 30, 2025 and concluded that the application of this guidance did not materially impact its consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires additional disaggregated disclosures on the entity’s effective tax rate reconciliation and additional details on income taxes paid. The guidance is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2024 and early adoption is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.
Note 3. Portfolio Investments
Portfolio Composition
As of September 30, 2025, the fair value of the Company’s investment portfolio was $6,899.0 million and was composed of investments in 158 portfolio companies. As of September 30, 2024, the fair value of the Company’s investment portfolio was $4,576.2 million and was composed of investments in 180 portfolio companies.
As of September 30, 2025 and September 30, 2024, the Company’s investment portfolio consisted of the following:

	September 30, 2025		September 30, 2024
Cost:		% of Total Investments		% of Total Investments
Senior Secured Debt	$6,414,699	93.45%	$4,037,376	89.12%
Subordinated Debt	423,818	6.17%	468,071	10.33%
Preferred Equity	14,080	0.21%	12,234	0.27%
Common Equity and Warrants	11,343	0.17%	12,731	0.28%

Total	$6,863,940	100.00%	$4,530,412	100.00%

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	September 30, 2025			September 30, 2024
Fair Value:		% of Total Investments	% of Net Assets		% of Total Investments	% of Net Assets
Senior Secured Debt	$6,438,079	93.32%	141.75%	$4,073,936	89.02%	128.74%
Subordinated Debt	429,299	6.22%	9.45%	476,093	10.40%	15.05%
Preferred Equity	18,658	0.27%	0.41%	14,008	0.31%	0.44%
Common Equity and Warrants	12,995	0.19%	0.29%	12,196	0.27%	0.39%

Total	$6,899,031	100.00%	151.90%	$4,576,233	100.00%	144.62%

The composition of the Company’s debt investments as of September 30, 2025 and September 30, 2024 by floating rates and fixed rates was as follows:

	September 30, 2025		September 30, 2024
	Fair Value	% of Debt Investments	Fair Value	% of Debt Investments
Floating rate	$6,413,837	93.40%	$4,184,708	91.97%
Fixed rate	453,541	6.60%	365,321	8.03%

Total	$6,867,378	100.00%	$4,550,029	100.00%

The geographic composition of the Company’s portfolio is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business. The following tables show the portfolio composition by geographic region at cost as a percentage of total investments and at fair value as a percentage of total investments and net assets:

	September 30, 2025		September 30, 2024
Cost:		% of Total Investments		% of Total Investments
United States	$5,722,070	83.37%	$3,845,172	84.89%
United Kingdom	403,707	5.88%	273,693	6.04%
Sweden	306,364	4.46%	55,033	1.21%
Germany	176,834	2.58%	—	—%
Netherlands	110,787	1.61%	51,988	1.15%
Luxembourg	89,870	1.31%	87,862	1.94%
Canada	20,961	0.31%	66,649	1.47%
Costa Rica	16,522	0.24%	13,174	0.29%
Switzerland	10,385	0.15%	10,309	0.23%
Jamaica	4,757	0.07%	—	—%
Australia	1,683	0.02%	2,030	0.04%
Cayman Islands	—	—%	60,841	1.34%
India	—	—%	39,469	0.87%
France	—	—%	12,907	0.28%
Chile	—	—%	11,285	0.25%

Total	$6,863,940	100.00%	$4,530,412	100.00%

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	September 30, 2025			September 30, 2024
Fair Value:		% of Total Investments	% of Net Assets		% of Total Investments	% of Net Assets
United States	$5,718,209	82.89%	125.89%	$3,870,681	84.59%	122.34%
United Kingdom	414,953	6.01%	9.14%	285,463	6.24%	9.02%
Sweden	313,062	4.54%	6.89%	55,211	1.21%	1.74%
Germany	185,742	2.69%	4.09%	—	—%	—%
Netherlands	116,216	1.68%	2.56%	53,686	1.17%	1.70%
Luxembourg	94,947	1.38%	2.09%	89,270	1.95%	2.82%
Canada	22,105	0.32%	0.49%	69,066	1.51%	2.18%
Costa Rica	16,789	0.24%	0.37%	13,269	0.29%	0.42%
Switzerland	10,305	0.15%	0.23%	10,199	0.22%	0.32%
Jamaica	4,894	0.07%	0.11%	—	—%	—%
Australia	1,809	0.03%	0.04%	2,027	0.04%	0.06%
Cayman Islands	—	—%	—%	61,815	1.35%	1.95%
India	—	—%	—%	39,751	0.87%	1.26%
France	—	—%	—%	13,702	0.30%	0.43%
Chile	—	—%	—%	12,093	0.26%	0.38%

Total	$6,899,031	100.00%	151.90%	$4,576,233	100.00%	144.62%

The composition of the Company’s portfolio by industry at cost as a percentage of total investments and at fair value as a percentage of total investments and net assets as of September 30, 2025 and September 30, 2024 was as follows:

	September 30, 2025		September 30, 2024
Cost:		% of Total Investments		% of Total Investments
Application Software	$1,077,261	15.67%	$802,052	17.68%
Aerospace & Defense	440,518	6.42%	167,035	3.69%
Health Care Services	408,129	5.95%	198,585	4.38%
Life Sciences Tools & Services	311,963	4.54%	45,002	0.99%
Pharmaceuticals	307,950	4.49%	127,146	2.81%
Diversified Support Services	269,009	3.92%	217,545	4.80%
Interactive Media & Services	259,735	3.78%	168,052	3.71%
Specialized Finance	242,474	3.53%	58,235	1.29%
Systems Software	230,953	3.36%	211,410	4.67%
Packaged Foods & Meats	221,939	3.23%	80,098	1.77%
Health Care Equipment	221,030	3.22%	42,787	0.94%
Building Products	179,198	2.61%	—	—%
Specialized Consumer Services	177,353	2.58%	54,395	1.20%
Education Services	159,758	2.33%	123,399	2.72%
Health Care Supplies	153,582	2.24%	67,927	1.50%
Diversified Financial Services	141,952	2.07%	161,995	3.58%
Insurance Brokers	131,423	1.91%	113,638	2.51%
Health Care Technology	114,695	1.67%	128,155	2.83%
Construction & Engineering	107,579	1.57%	71,267	1.57%
Electrical Components & Equipment	96,510	1.41%	83,736	1.85%
Research & Consulting Services	93,967	1.37%	36,858	0.81%

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	September 30, 2025		September 30, 2024
Cost:		% of Total Investments		% of Total Investments
Construction Machinery & Heavy Transportation Equipment	84,857	1.24%	60,915	1.34%
Environmental & Facilities Services	84,561	1.23%	77,721	1.72%
Drug Retail	84,288	1.23%	—	—%
Multi-Sector Holdings	84,056	1.22%	185,750	4.10%
Communications Equipment	81,615	1.19%	87,981	1.94%
Property & Casualty Insurance	76,662	1.12%	68,452	1.51%
Office Services & Supplies	76,041	1.11%	85,692	1.89%
Other Specialty Retail	69,073	1.01%	82,825	1.83%
Cable & Satellite	67,734	0.99%	20,900	0.46%
Real Estate Services	58,482	0.85%	—	—%
Industrial Machinery & Supplies & Components	58,103	0.85%	104,147	2.30%
Distributors	56,976	0.83%	28,823	0.64%
Soft Drinks & Non-alcoholic Beverages	56,343	0.82%	—	—%
Air Freight & Logistics	51,249	0.75%	—	—%
Asset Management & Custody Banks	50,745	0.74%	58,889	1.30%
Financial Exchanges & Data	47,035	0.69%	47,635	1.05%
Movies & Entertainment	45,345	0.66%	39,844	0.88%
Alternative Carriers	45,152	0.66%	—	—%
Diversified Chemicals	44,349	0.65%	15,085	0.33%
Trading Companies & Distributors	38,561	0.56%	83,101	1.83%
Paper & Plastic Packaging Products & Materials	37,703	0.55%	56,443	1.25%
Food Distributors	35,193	0.51%	21,638	0.48%
Footwear	31,650	0.46%	—	—%
Wireless Telecommunication Services	27,550	0.40%	71,808	1.59%
Gold	20,961	0.31%	27,777	0.61%
Hotels, Resorts & Cruise Lines	20,535	0.30%	20,621	0.46%
Consumer Finance	19,701	0.29%	14,086	0.31%
Specialty Chemicals	17,325	0.25%	—	—%
Biotechnology	12,361	0.18%	12,632	0.28%
Metal, Glass & Plastic Containers	12,251	0.18%	24,703	0.55%
Health Care Distributors	10,422	0.15%	32,423	0.72%
Real Estate Development	10,083	0.15%	25,391	0.56%
Data Processing & Outsourced Services	—	—%	55,825	1.23%
Diversified Metals & Mining	—	—%	39,469	0.87%
Commodity Chemicals	—	—%	31,556	0.70%
Electronic Components	—	—%	28,843	0.64%
Health Care Facilities	—	—%	25,320	0.56%
Advertising	—	—%	13,983	0.31%
Passenger Airlines	—	—%	11,285	0.25%
Leisure Facilities	—	—%	9,532	0.21%

Total	$6,863,940	100.00%	$4,530,412	100.00%

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	September 30, 2025			September 30, 2024
Fair Value:		% of Total Investments	% of Net Assets		% of Total Investments	% of Net Assets
Application Software	$1,075,502	15.57%	23.69%	$804,201	17.60%	25.39%
Aerospace & Defense	442,866	6.42%	9.75%	168,200	3.68%	5.32%
Health Care Services	406,784	5.90%	8.96%	200,245	4.38%	6.33%
Pharmaceuticals	314,560	4.56%	6.93%	127,419	2.78%	4.03%
Life Sciences Tools & Services	312,748	4.53%	6.89%	44,624	0.98%	1.41%
Diversified Support Services	269,835	3.91%	5.94%	219,822	4.80%	6.95%
Interactive Media & Services	263,529	3.82%	5.80%	170,682	3.73%	5.39%
Specialized Finance	243,369	3.53%	5.36%	58,704	1.28%	1.86%
Systems Software	231,233	3.35%	5.09%	215,119	4.70%	6.80%
Health Care Equipment	224,448	3.25%	4.94%	44,170	0.97%	1.40%
Packaged Foods & Meats	223,605	3.24%	4.92%	80,657	1.76%	2.55%
Building Products	179,114	2.60%	3.94%	—	—%	—%
Specialized Consumer Services	177,197	2.57%	3.90%	54,411	1.19%	1.72%
Education Services	155,806	2.26%	3.43%	125,101	2.73%	3.95%
Health Care Supplies	153,918	2.23%	3.39%	68,395	1.49%	2.16%
Diversified Financial Services	148,590	2.15%	3.27%	162,943	3.56%	5.15%
Insurance Brokers	132,313	1.92%	2.91%	113,693	2.48%	3.59%
Health Care Technology	123,048	1.78%	2.71%	131,358	2.87%	4.15%
Construction & Engineering	101,248	1.47%	2.23%	71,067	1.55%	2.25%
Electrical Components & Equipment	96,323	1.40%	2.12%	83,490	1.82%	2.64%
Research & Consulting Services	88,990	1.29%	1.96%	38,103	0.83%	1.20%
Multi-Sector Holdings	86,117	1.25%	1.90%	190,554	4.16%	6.02%
Construction Machinery & Heavy Transportation	85,255	1.24%	1.88%	62,291	1.36%	1.97%
Drug Retail	84,282	1.22%	1.86%	—	—%	—%
Environmental & Facilities Services	82,078	1.19%	1.81%	77,622	1.70%	2.45%
Communications Equipment	81,450	1.18%	1.79%	88,160	1.93%	2.79%
Property & Casualty Insurance	77,904	1.13%	1.72%	68,654	1.50%	2.17%
Office Services & Supplies	71,936	1.04%	1.58%	83,843	1.83%	2.65%
Other Specialty Retail	71,224	1.03%	1.57%	87,962	1.92%	2.78%
Cable & Satellite	68,135	0.99%	1.50%	21,105	0.46%	0.67%
Real Estate Services	58,656	0.85%	1.29%	—	—%	—%
Industrial Machinery & Supplies & Components	58,068	0.84%	1.28%	104,754	2.29%	3.31%
Distributors	57,204	0.83%	1.26%	29,131	0.64%	0.92%
Soft Drinks & Non-alcoholic Beverages	56,388	0.82%	1.24%	—	—%	—%
Asset Management & Custody Banks	54,300	0.79%	1.20%	62,259	1.36%	1.97%
Air Freight & Logistics	51,502	0.75%	1.13%	—	—%	—%
Diversified Chemicals	50,531	0.73%	1.11%	15,875	0.35%	0.50%
Financial Exchanges & Data	47,723	0.69%	1.05%	47,726	1.04%	1.51%
Movies & Entertainment	45,965	0.67%	1.01%	40,011	0.87%	1.26%
Alternative Carriers	45,601	0.66%	1.00%	—	—%	—%
Trading Companies & Distributors	38,349	0.56%	0.84%	84,343	1.84%	2.67%

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	September 30, 2025			September 30, 2024
Fair Value:		% of Total Investments	% of Net Assets		% of Total Investments	% of Net Assets
Paper & Plastic Packaging Products & Materials	37,857	0.55%	0.83%	56,646	1.24%	1.79%
Food Distributors	37,590	0.54%	0.83%	23,641	0.52%	0.75%
Footwear	34,219	0.50%	0.75%	—	—%	—%
Wireless Telecommunication Services	27,695	0.40%	0.61%	71,968	1.57%	2.27%
Gold	22,105	0.32%	0.49%	29,672	0.65%	0.94%
Hotels, Resorts & Cruise Lines	20,095	0.29%	0.44%	20,415	0.45%	0.65%
Consumer Finance	19,912	0.29%	0.44%	13,952	0.30%	0.44%
Specialty Chemicals	17,400	0.25%	0.38%	—	—%	—%
Biotechnology	12,154	0.18%	0.27%	12,273	0.27%	0.39%
Metal, Glass & Plastic Containers	12,053	0.17%	0.27%	25,307	0.55%	0.80%
Real Estate Development	10,138	0.15%	0.22%	25,374	0.55%	0.80%
Health Care Distributors	10,119	0.15%	0.22%	31,732	0.69%	1.00%
Data Processing & Outsourced Services	—	—%	—%	57,220	1.25%	1.81%
Diversified Metals & Mining	—	—%	—%	39,751	0.87%	1.26%
Commodity Chemicals	—	—%	—%	31,916	0.70%	1.01%
Electronic Components	—	—%	—%	28,826	0.63%	0.91%
Health Care Facilities	—	—%	—%	25,524	0.56%	0.81%
Advertising	—	—%	—%	13,988	0.31%	0.44%
Passenger Airlines	—	—%	—%	12,093	0.26%	0.38%
Leisure Facilities	—	—%	—%	9,241	0.20%	0.29%

Total	$6,899,031	100.00%	151.90%	$4,576,233	100.00%	144.62%

Fair Value Measurements
The following table presents the financial instruments carried at fair value as of September 30, 2025 on the Company’s Consolidated Statements of Assets and Liabilities for each of the three levels of hierarchy established by ASC 820:

	Level 1	Level 2	Level 3	Total
Senior secured debt	$—	$1,418,025	$5,020,054	$6,438,079
Subordinated debt (including CLO notes and credit linked notes)	—	164,010	265,289	429,299
Common equity and warrants	33	—	12,962	12,995
Preferred equity	—	—	18,658	18,658

Total investments at fair value	33	1,582,035	5,316,963	6,899,031

Cash equivalents	210,587	—	—	210,587
Derivative assets	—	24,182	—	24,182

Total assets at fair value	$210,620	$1,606,217	$5,316,963	$7,133,800

Derivative liabilities	—	—	—	—

Total liabilities at fair value	$—	$—	$—	$—

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The following table presents the financial instruments carried at fair value as of September 30, 2024 on the Company’s Consolidated Statements of Assets and Liabilities for each of the three levels of hierarchy established by ASC 820:

	Level 1	Level 2	Level 3	Total
Senior secured debt	$—	$1,183,356	$2,890,580	$4,073,936
Subordinated debt (including CLO notes and credit linked notes)	—	252,151	223,942	476,093
Preferred equity	—	—	14,008	14,008
Common equity and warrants	—	—	12,196	12,196

Total investments at fair value	—	1,435,507	3,140,726	4,576,233

Derivative assets	—	21,546	—	21,546

Total assets at fair value	$—	$1,457,053	$3,140,726	$4,597,779

Derivative liabilities	—	11,927	—	11,927

Total liabilities at fair value	$—	$11,927	$—	$11,927

When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the fact that the unobservable factors are significant to the overall fair value measurement. However, Level 3 financial instruments typically have both unobservable or Level 3 components and observable components (i.e. components that are actively quoted and can be validated by external sources). Accordingly, the appreciation (depreciation) in the tables below includes changes in fair value due in part to observable factors that are part of the valuation methodology. Transfers between levels are recognized at the beginning of the reporting period.
The principal values of the credit facilities payable approximate fair value due to their variable interest rates and are included in Level 3 of the hierarchy. The Adviser used market quotes as of the valuation date to estimate the fair value of the Company’s 8.400% notes due 2028, 6.500% notes due 2029 and 6.190% notes due 2030, which are included in Level 2 of the hierarchy.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The following table provides a roll-forward of the changes in fair value from September 30, 2024 to September 30, 2025 for all investments for which the Adviser determined fair value using unobservable (Level 3) factors:

	Senior Secured Debt	Subordinated Debt (including CLO Notes and Credit- Linked Notes)	Preferred Equity	Common Equity and Warrants	Total
Fair value as of September 30, 2024	$2,890,580	$223,942	$14,008	$12,196	$3,140,726
Purchases	2,819,000	114,708	160	35	2,933,903
Sales and repayments	(699,373)	(80,431)	—	(257)	(780,061)
Transfers in (a)(b)	36,264	—	1,552	—	37,816
Transfers out (a)(b)	(68,256)	—	—	(860)	(69,116)
Capitalized PIK interest income	6,711	3,034	223	—	9,968
Accretion of OID	21,298	2,298	—	—	23,596
Net unrealized appreciation (depreciation)	12,222	1,717	2,804	2,155	18,898
Net realized gains (losses)	1,608	21	(89)	(307)	1,233

Fair value as of September 30, 2025	$5,020,054	$265,289	$18,658	$12,962	$5,316,963

Net unrealized appreciation (depreciation) relating to Level 3 assets still held at September 30, 2025 and reported within net unrealized appreciation (depreciation) in the Consolidated Statement of Operations for the year ended September 30, 2025	$21,004	$1,878	$2,804	$2,118	$27,804

(a)
There were transfers into/out of Level 3 from/to Level 2 for certain investments during the year ended September 30, 2025 as a result of a change in the number of market quotes available and/or a change in market liquidity.

(b)	There were investment restructurings during the year ended September 30, 2025 in which Level 3 senior secured debt was exchanged for Level 3 preferred equity.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The following table provides a roll-forward of the changes in fair value from September 30, 2023 to September 30, 2024 for all investments for which the Adviser determined fair value using unobservable (Level 3) factors:

	Senior Secured Debt	Subordinated Debt (including CLO Notes and Credit- Linked Notes)	Preferred Equity	Common Equity and Warrants	Total
Fair value as of September 30, 2023	$1,063,761	$13,792	$5,748	$5,839	$1,089,140
Purchases	2,095,764	207,895	6,211	124	2,309,994
Sales and repayments	(299,171)	(186)	—	—	(299,357)
Transfers in (a)(b)	10,757	—	—	9,136	19,893
Transfers out (b)	(9,136)	—	—	—	(9,136)
Capitalized PIK interest income	5,432	2,065	—	—	7,497
Accretion of OID	12,772	215	—	—	12,987
Net unrealized appreciation (depreciation)	25,533	161	2,049	(2,903)	24,840
Net realized gains (losses)	(15,132)	—	—	—	(15,132)

Fair value as of September 30, 2024	$2,890,580	$223,942	$14,008	$12,196	$3,140,726

Net unrealized appreciation (depreciation) relating to Level 3 assets still held at September 30, 2024 and reported within net unrealized appreciation (depreciation) in the Consolidated Statement of Operations for the year ended September 30, 2024	$27,158	$161	$2,049	$(2,903)	$26,465

(a)
There were transfers into Level 3 from Level 2 for certain investments during the year ended September 30, 2024 as a result of a change in the number of market quotes available and/or a change in market liquidity.

(b)	There were investment restructurings during the year ended September 30, 2024 in which Level 3 senior secured debt was exchanged for Level 3 common equity.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Significant Unobservable Inputs for Level 3 Investments
The following table provides quantitative information related to the significant unobservable inputs for Level 3 investments, which were carried at fair value as of September 30, 2025:

Asset	Fair Value	Valuation Technique	Unobservable Input	Range					Weighted Average (a)
Senior secured debt	$4,896,387	Market Yield	Market Yield	(b	)	6.0%	—	26.0%	9.3%
	10,924	Enterprise Value	Revenue Multiple	(d	)	2.1x	—	2.3x	2.2x
	2,935	Enterprise Value	EBITDA Multiple	(d	)	6.3x	—	8.3x	7.3x
	109,808	Transaction Precedent	Transaction Price	(c	)	N/A	—	N/A	N/A
Subordinated debt	265,289	Market Yield	Market Yield	(b	)	3.0%	—	12.0%	7.1%
Common equity and warrants & preferred equity	14,236	Enterprise Value	Revenue Multiple	(d	)	2.2x	—	5.0x	2.6x
	17,384	Enterprise Value	EBITDA Multiple	(d	)	6.5x	—	14.3x	12.8x

Total	$5,316,963

(a)	Weighted averages are calculated based on fair value of investments.
(b)	Used when a market participant would take into account market yield when pricing the investment.
(c)	Used when there is an observable transaction or pending event for the investment.
(d)	Used when a market participant would use such multiple when pricing the investment.
The following table provides quantitative information related to the significant unobservable inputs for Level 3 investments, which were carried at fair value as of September 30, 2024:

Asset	Fair Value	Valuation Technique	Unobservable Input	Range					Weighted Average (a)
Senior secured debt	$2,693,219	Market Yield	Market Yield	(b	)	5.7%	—	22.0%	10.1%
	10,208	Enterprise Value	Revenue Multiple	(e	)	1.9x	—	2.1x	2.0x
	2,391	Enterprise Value	EBITDA Multiple	(e	)	6.5x	—	8.5x	7.5x
	92,340	Transaction Precedent	Transaction Price	(c	)	N/A	—	N/A	N/A
	92,422	Broker Quotations	Broker Quoted Price	(d	)	N/A	—	N/A	N/A
Subordinated debt	223,942	Market Yield	Market Yield	(b	)	5.0%	—	12.0%	8.6%
Common equity and warrants & preferred equity	18,187	Enterprise Value	Revenue Multiple	(e	)	0.5x	—	7.2x	2.0x
	8,017	Enterprise Value	EBITDA Multiple	(e	)	7.3x	—	15.0x	13.5x

Total	$3,140,726

(a)	Weighted averages are calculated based on fair value of investments.
(b)	Used when a market participant would take into account market yield when pricing the investment.
(c)	Used when there is an observable transaction or pending event for the investment.
(d)
The Adviser generally uses prices provided by an independent pricing service which are non-binding indicative prices on or near the valuation date as the primary basis for the fair value determinations for quoted senior secured debt investments. Since these prices are non-binding, they may not be indicative of

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

fair value. The Adviser evaluates the quotations provided by pricing vendors and brokers based on available market information, including trading activity of the subject or similar securities, or by performing a comparable security analysis to ensure that fair values are reasonably estimated.
(e)	Used when a market participant would use such multiple when pricing the investment.
Under the market yield technique, the significant unobservable input used in the fair value measurement of the Company’s investments in debt securities is the market yield. Increases or decreases in the market yield may result in a lower or higher fair value measurement, respectively.
Under the EV technique, the significant unobservable input used in the fair value measurement of the Company’s investments in debt or equity securities is the earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenue or asset multiple, as applicable. Increases or decreases in the valuation multiples in isolation may result in a higher or lower fair value measurement, respectively.
Note 4. Fee Income
For the years ended September 30, 2025, 2024 and 2023, the Company recorded total fee income of $7.9 million, $7.4 million and $1.1 million, respectively, of which $0.3 million, $0.1 million and $0.2 million, respectively, was recurring in nature. Recurring fee income consisted of servicing fees.
Note 5. Share Data and Distributions
Changes in Net Assets
The following table presents the changes in net assets for the years ended September 30, 2025, 2024 and 2023:

	Common Shares
(Share amounts in thousands)	Shares	Par Value	Additional Paid-in- Capital	Accumulated Distributable Earnings (Loss)	Total Net Assets
Balance at September 30, 2022	15,628	$156	$380,646	$(14,075)	$366,727
Issuance of Common Shares in private and public offering	48,821	488	1,145,212	—	1,145,700
Issuance of Common Shares under distribution reinvestment plan	675	7	15,821	—	15,828
Shares repurchased, net of early repurchase deduction	(228)	(2)	(5,374)	—	(5,376)
Net investment income	—	—	—	68,212	68,212
Net unrealized appreciation (depreciation)	—	—	—	22,685	22,685
Net realized gains (losses)	—	—	—	(4,050)	(4,050)
Provision for income tax (expense) benefit	—	—	—	(227)	(227)
Distributions to shareholders	—	—	—	(80,294)	(80,294)

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	Common Shares
(Share amounts in thousands)	Shares	Par Value	Additional Paid-in- Capital	Accumulated Distributable Earnings (Loss)	Total Net Assets
Balance at September 30, 2023	64,896	$649	$1,536,305	$(7,749)	$1,529,205
Issuance of Common Shares in private and public offering	68,655	686	1,616,743	—	1,617,429
Issuance of Common Shares under distribution reinvestment plan	2,857	29	67,587	—	67,616
Shares repurchased, net of early repurchase deduction	(2,120)	(21)	(49,889)	—	(49,910)
Net investment income	—	—	—	224,242	224,242
Net unrealized appreciation (depreciation)	—	—	—	28,106	28,106
Net realized gains (losses)	—	—	—	(3,612)	(3,612)
Provision for income tax (expense) benefit	—	—	—	(885)	(885)
Distributions to shareholders	—	—	—	(247,851)	(247,851)

Balance at September 30, 2024	134,288	$1,343	$3,170,746	$(7,749)	$3,164,340
Issuance of Common Shares in private and public offering	70,022	700	1,631,094	—	1,631,794
Issuance of Common Shares under distribution reinvestment plan	4,448	44	103,623	—	103,667
Shares repurchased, net of early repurchase deduction	(12,037)	(120)	(278,741)	—	(278,861)
Net investment income	—	—	—	329,111	329,111
Net unrealized appreciation (depreciation)	—	—	—	(16,124)	(16,124)
Net realized gains (losses)	—	—	—	51	51
Provision for income tax (expense) benefit	—	—	—	(70)	(70)
Reclassification of additional paid-in capital	—	—	(34,896)	34,896	—
Distributions to shareholders	—	—	—	(392,103)	(392,103)

Balance at September 30, 2025	196,721	$1,967	$4,591,826	$(51,988)	$4,541,805

Capital Activity
The Company has the authority to issue an unlimited number of Class I, Class S, Class T and Class D Common Shares. As of September 30, 2025, the Company has issued and sold 147,143,217 Class I shares for an aggregate purchase price of $3,460.1 million, 55,729,694 Class S shares for an aggregate purchase price of $1,309.9 million, 170,612 Class D shares for an aggregate purchase price of $4.0 million and 52,731 Class T shares for an aggregate purchase price of $1.2 million. As of September 30, 2025, the Company has issued 3,565,727 Class I shares, 4,437,234 Class S shares, 7,128 Class D shares and zero Class T shares pursuant to its distribution reinvestment plan.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The following table summarizes transactions in Common Shares for the year ended September 30, 2025:

	Shares	Amount
Class I
Issuance of Common Shares in private and public offering	56,797,864	$1,322,919
Share transfers between classes	502,031	11,620
Issuance of Common Shares under distribution reinvestment plan	1,947,375	45,763
Share repurchases, net of early repurchase deduction	(9,421,114)	(218,190)

Net increase (decrease)	49,826,156	$1,162,112

Class S
Issuance of Common Shares in public offering	13,079,221	$305,511
Share transfers between classes	(502,031)	(11,620)
Issuance of Common Shares under distribution reinvestment plan	2,495,894	57,793
Share repurchases, net of early repurchase deduction	(2,612,461)	(60,594)

Net increase (decrease)	12,460,623	$291,090

Class D
Issuance of Common Shares in public offering	91,626	$2,146
Issuance of Common Shares under distribution reinvestment plan	4,822	111
Share repurchases, net of early repurchase deduction	(3,287)	(77)

Net increase (decrease)	93,161	$2,180

Class T
Issuance of Common Shares in public offering	52,731	$1,218
Issuance of Common Shares under distribution reinvestment plan	—	—
Share repurchases, net of early repurchase deduction	—	—

Net increase (decrease)	52,731	$1,218

Total net increase (decrease)	62,432,671	$1,456,600

The following table summarizes transactions in Common Shares for the year ended September 30, 2024:

	Shares	Amount
Class I
Issuance of Common Shares in private and public offering	45,811,794	$1,079,267
Share transfers between classes	37,004	872
Issuance of Common Shares under distribution reinvestment plan	1,284,718	30,450
Share repurchases, net of early repurchase deduction	(1,352,519)	(31,860)

Net increase (decrease)	45,780,997	$1,078,729

Class S
Issuance of Common Shares in public offering	22,770,423	$536,446
Share transfers between classes	(37,004)	(872)
Issuance of Common Shares under distribution reinvestment plan	1,570,456	37,112
Share repurchases, net of early repurchase deduction	(767,699)	(18,050)

Net increase (decrease)	23,536,176	$554,636

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	Shares	Amount
Class D
Issuance of Common Shares in public offering	72,809	$1,716
Issuance of Common Shares under distribution reinvestment plan	2,289	54
Share repurchases, net of early repurchase deduction	—	—

Net increase (decrease)	75,098	$1,770

Total net increase (decrease)	69,392,271	$1,635,135

The following table summarizes transactions in Common Shares for the fiscal year ended September 30, 2023:

	Shares	Amount
Class I
Issuance of Common Shares in public offering	30,975,834	$726,878
Issuance of Common Shares under dividend reinvestment plan	312,297	7,328
Share repurchases, net of early repurchase deduction	(225,337)	(5,309)

Net increase (decrease)	31,062,794	$728,897

Class S
Issuance of Common Shares in public offering	17,839,100	$418,677
Issuance of Common Shares under dividend reinvestment plan	362,467	8,500
Share repurchases, net of early repurchase deduction	(2,830)	(67)

Net increase (decrease)	18,198,737	$427,110

Class D
Issuance of Common Shares in public offering	6,177	$145
Issuance of Common Shares under dividend reinvestment plan	17	—
Share repurchases, net of early repurchase deduction	—	—

Net increase (decrease)	6,194	$145

Total net increase (decrease)	49,267,725	$1,156,152

Net Asset Value per Share and Offering Price
The Company determines NAV per share for each class of shares as of the last calendar day of each month. Share issuances pursuant to accepted monthly subscriptions are effective the first calendar day of each month. Shares are issued and sold at a purchase price equivalent to the most recent NAV per share available for each share class, which will be the prior calendar day NAV per share (i.e. the prior month-end NAV). The following

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

tables summarize each month-end NAV per share for Class I, Class S, Class D and Class T shares for the years ended September 30, 2025, 2024 and 2023.

	Class I Shares	Class S Shares	Class D Shares	Class T Shares
October 31, 2024	$23.55	$23.55	$23.55	—
November 30, 2024	$23.56	$23.56	$23.56	—
December 31, 2024	$23.52	$23.52	$23.52	—
January 31, 2025	$23.49	$23.49	$23.49	—
February 28, 2025	$23.41	$23.41	$23.41	—
March 31, 2025	$23.28	$23.28	$23.28	—
April 30, 2025	$23.12	$23.12	$23.12	—
May 31, 2025	$23.16	$23.16	$23.16	—
June 30, 2025	$23.14	$23.14	$23.14	—
July 31, 2025	$23.13	$23.13	$23.13	—
August 31, 2025	$23.10	$23.10	$23.10	—
September 30, 2025	$23.09	$23.09	$23.09	$23.09

	Class I Shares	Class S Shares	Class D Shares
October 31, 2023	$23.39	$23.39	$23.39
November 30, 2023	$23.51	$23.51	$23.51
December 31, 2023	$23.62	$23.62	$23.62
January 31, 2024	$23.60	$23.60	$23.60
February 29, 2024	$23.58	$23.58	$23.58
March 31, 2024	$23.61	$23.61	$23.61
April 30, 2024	$23.59	$23.59	$23.59
May 31, 2024	$23.59	$23.59	$23.59
June 30, 2024	$23.53	$23.53	$23.53
July 31, 2024	$23.54	$23.54	$23.54
August 31, 2024	$23.55	$23.55	$23.55
September 30, 2024	$23.56	$23.56	$23.56

	Class I Shares	Class S Shares	Class D Shares
October 31, 2022	$23.33	$23.33	—
November 30, 2022	$23.46	$23.46	—
December 31, 2022	$23.23	$23.23	—
January 31, 2023	$23.64	$23.64	—
February 28, 2023	$23.56	$23.56	—
March 31, 2023	$23.42	$23.42	—
April 30, 2023	$23.40	$23.40	—
May 31, 2023	$23.23	$23.23	—
June 30, 2023	$23.48	$23.48	$23.48
July 31, 2023	$23.54	$23.54	$23.54
August 31, 2023	$23.60	$23.60	$23.60
September 30, 2023	$23.56	$23.56	$23.56

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Distributions
The Board authorizes and declares monthly distributions per outstanding Common Share. The following table presents distributions that were declared during the year ended September 30, 2025:

				Class I
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 24, 2024	October 30, 2024	November 26, 2024	$0.2000	$18,473
Monthly	November 26, 2024	November 27, 2024	December 27, 2024	0.2000	18,965
Monthly	December 26, 2024	December 27, 2024	February 3, 2025	0.2000	19,552
Monthly	January 28, 2025	January 29, 2025	February 26, 2025	0.2000	20,068
Monthly	February 24, 2025	February 26, 2025	March 27, 2025	0.2000	21,111
Monthly	March 24, 2025	March 27, 2025	April 28, 2025	0.2000	22,009
Monthly	April 23, 2025	April 28, 2025	May 28, 2025	0.2000	24,397
Monthly	May 27, 2025	May 28, 2025	June 26, 2025	0.2000	26,500
Monthly	June 25, 2025	June 26, 2025	July 29, 2025	0.2000	26,775
Monthly	July 24, 2025	July 29, 2025	August 27, 2025	0.2000	26,667
Monthly	August 25, 2025	August 28, 2025	September 26, 2025	0.2000	27,867
Monthly	September 26, 2025	September 29, 2025	October 30, 2025	0.1800	25,447

				$2.3800	$277,831

				Class S
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 24, 2024	October 30, 2024	November 26, 2024	$0.1833	$8,415
Monthly	November 26, 2024	November 27, 2024	December 27, 2024	0.1833	8,632
Monthly	December 26, 2024	December 27, 2024	February 3, 2025	0.1833	8,816
Monthly	January 28, 2025	January 29, 2025	February 26, 2025	0.1833	9,026
Monthly	February 24, 2025	February 26, 2025	March 27, 2025	0.1834	9,278
Monthly	March 24, 2025	March 27, 2025	April 28, 2025	0.1834	9,543
Monthly	April 23, 2025	April 28, 2025	May 28, 2025	0.1835	9,817
Monthly	May 27, 2025	May 28, 2025	June 26, 2025	0.1836	10,006
Monthly	June 25, 2025	June 26, 2025	July 29, 2025	0.1836	10,233
Monthly	July 24, 2025	July 29, 2025	August 27, 2025	0.1836	10,273
Monthly	August 25, 2025	August 28, 2025	September 26, 2025	0.1836	10,454
Monthly	September 26, 2025	September 29, 2025	October 30, 2025	0.1636	9,445

				$2.1815	$113,938

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

				Class D
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 24, 2024	October 30, 2024	November 26, 2024	$0.1951	$16
Monthly	November 26, 2024	November 27, 2024	December 27, 2024	0.1951	21
Monthly	December 26, 2024	December 27, 2024	February 3, 2025	0.1951	22
Monthly	January 28, 2025	January 29, 2025	February 26, 2025	0.1951	22
Monthly	February 24, 2025	February 26, 2025	March 27, 2025	0.1951	24
Monthly	March 24, 2025	March 27, 2025	April 28, 2025	0.1951	31
Monthly	April 23, 2025	April 28, 2025	May 28, 2025	0.1952	31
Monthly	May 27, 2025	May 28, 2025	June 26, 2025	0.1952	31
Monthly	June 25, 2025	June 26, 2025	July 29, 2025	0.1952	31
Monthly	July 24, 2025	July 29, 2025	August 27, 2025	0.1952	32
Monthly	August 25, 2025	August 28, 2025	September 26, 2025	0.1952	34
Monthly	September 26, 2025	September 29, 2025	October 30, 2025	0.1752	30

				$2.3218	$325

				Class T
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	September 26, 2025	September 29, 2025	October 30, 2025	$0.1636	$9

				$0.1636	$9

The following table presents distributions that were declared during the year ended September 30, 2024:

				Class I
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 25, 2023	October 31, 2023	November 28, 2023	$0.1900	$9,259
Monthly	November 27, 2023	November 30, 2023	December 27, 2023	0.1900	9,916
Special	December 14, 2023	December 15, 2023	December 27, 2023	0.0400	2,296
Monthly	December 20, 2023	December 31, 2023	February 1, 2024	0.1900	10,921
Monthly	January 24, 2024	January 31, 2024	February 27, 2024	0.1900	11,872
Monthly	February 27, 2024	February 29, 2024	March 27, 2024	0.2000	13,229
Monthly	March 26, 2024	March 27, 2024	April 29, 2024	0.2000	14,041
Monthly	April 18, 2024	April 29, 2024	May 30, 2024	0.2000	14,936
Monthly	May 24, 2024	May 30, 2024	June 27, 2024	0.2000	15,451
Monthly	June 27, 2024	June 27, 2024	July 29, 2024	0.2000	16,361
Monthly	July 25, 2024	July 30, 2024	August 28, 2024	0.2000	16,768
Monthly	August 26, 2024	August 29, 2024	September 26, 2024	0.2000	17,490
Monthly	September 26, 2024	September 26, 2024	October 30, 2024	0.2000	18,062

				$2.4000	$170,602

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

				Class S
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 25, 2023	October 31, 2023	November 28, 2023	$0.1733	$4,105
Monthly	November 27, 2023	November 30, 2023	December 27, 2023	0.1734	4,436
Special	December 14, 2023	December 15, 2023	December 27, 2023	0.0400	1,109
Monthly	December 20, 2023	December 31, 2023	February 1, 2024	0.1733	4,825
Monthly	January 24, 2024	January 31, 2024	February 27, 2024	0.1733	5,191
Monthly	February 27, 2024	February 29, 2024	March 27, 2024	0.1833	5,853
Monthly	March 26, 2024	March 27, 2024	April 29, 2024	0.1833	6,361
Monthly	April 18, 2024	April 29, 2024	May 30, 2024	0.1833	6,730
Monthly	May 24, 2024	May 30, 2024	June 27, 2024	0.1833	7,188
Monthly	June 27, 2024	June 27, 2024	July 29, 2024	0.1833	7,551
Monthly	July 25, 2024	July 30, 2024	August 28, 2024	0.1833	7,684
Monthly	August 26, 2024	August 29, 2024	September 26, 2024	0.1833	7,938
Monthly	September 26, 2024	September 26, 2024	October 30, 2024	0.1833	8,161

				$2.1997	$77,132

				Class D
Distribution	Date Declared	Record Date	Payment Date	Distribution Per Share	Distribution Amount
Monthly	October 25, 2023	October 31, 2023	November 28, 2023	$0.1851	$1
Monthly	November 27, 2023	November 30, 2023	December 27, 2023	0.1851	3
Special	December 14, 2023	December 15, 2023	December 27, 2023	0.0400	1
Monthly	December 20, 2023	December 31, 2023	February 1, 2024	0.1851	4
Monthly	January 24, 2024	January 31, 2024	February 27, 2024	0.1851	5
Monthly	February 27, 2024	February 29, 2024	March 27, 2024	0.1951	10
Monthly	March 26, 2024	March 27, 2024	April 29, 2024	0.1951	10
Monthly	April 18, 2024	April 29, 2024	May 30, 2024	0.1951	11
Monthly	May 24, 2024	May 30, 2024	June 27, 2024	0.1951	12
Monthly	June 27, 2024	June 27, 2024	July 29, 2024	0.1951	14
Monthly	July 25, 2024	July 30, 2024	August 28, 2024	0.1951	15
Monthly	August 26, 2024	August 29, 2024	September 26, 2024	0.1951	15
Monthly	September 26, 2024	September 26, 2024	October 30, 2024	0.1951	16

				$2.3412	$117

For income tax purposes, the Company has reported its distributions for the 2024 calendar year as ordinary income. The character of such distributions was appropriately reported to the Internal Revenue Service and shareholders for the 2024 calendar year. To the extent the Company’s taxable earnings for a fiscal and taxable year fall below the amount of distributions paid for the fiscal and taxable year, a portion of the total amount of the Company’s distributions for the fiscal and taxable year is deemed a return of capital for U.S. federal income tax purposes to the Company’s shareholders. For the year ended September 30, 2025, $34.9 million of the Company’s distributions were deemed a return of capital for tax purposes.
Distribution Reinvestment Plan
The Company has adopted a distribution reinvestment plan, pursuant to which the Company will reinvest all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and the Company declares, a cash dividend or other

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

distribution, then shareholders who have not opted out of the Company’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
Character of Distributions
The Company may fund its cash distributions to shareholders from any source of funds available to the Company, including offering proceeds, net investment income from operations, capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and expense support from the Adviser, which is subject to recoupment.
Since inception through September 30, 2025, a portion of the Company’s distributions resulted from expense support from the Adviser, and future distributions may result from expense support from the Adviser, each of which is subject to repayment by the Company within three years from the date of payment. The purpose of this arrangement is to avoid distributions being characterized as a return of capital for U.S. federal income tax purposes. Shareholders should understand that any such distribution is not based solely on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or the Adviser continues to provide expense support. Shareholders should also understand that the Company’s future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that the Company will achieve the performance necessary to sustain these distributions, or be able to pay distributions at all.
Sources of distributions, other than net investment income and realized gains on a U.S. GAAP basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following tables reflect the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its Common Shares for the year ended September 30, 2025:

	Class I		Class S		Class D		Class T
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$2.0061	$234,009	$1.8144	$94,817	$1.9560	$274	$0.1561	$9
Distributions in excess of net investment income	0.3739	43,822	0.3671	19,121	0.3658	51	0.0075	—

Total	$2.3800	$277,831	$2.1815	$113,938	$2.3218	$325	$0.1636	$9

The following tables reflect the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its Common Shares for the year ended September 30, 2024:

	Class I		Class S		Class D
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$2.1555	$154,722	$1.9560	$69,409	$2.0967	$106
Distributions in excess of net investment income	0.2445	15,880	0.2437	7,723	0.2445	11

Total	$2.4000	$170,602	$2.1997	$77,132	$2.3412	$117

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The following tables reflect the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its Common Shares for the fiscal year ended September 30, 2023:

	Class I		Class S		Class D
Source of Distribution	Per Share	Amount	Per Share	Amount	Per Share	Amount
Net investment income	$2.1005	$52,482	$1.7872	$17,826	$0.6325	$2
Distributions in excess of net investment income	0.2095	6,550	0.3235	3,433	0.1080	1

Total	$2.3100	$59,032	$2.1107	$21,259	$0.7405	$3

Share Repurchase Program
At the discretion of the Board, during the quarter ended September 30, 2022 the Company commenced a share repurchase program pursuant to which the Company intends to offer to repurchase, in each quarter, up to 5% of Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter; provided that the Company reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Company’s outstanding Shares each quarter without amending or extending the repurchase offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Board may amend or suspend the share repurchase program at any time if it deems such action to be in the best interest of shareholders. As a result, share repurchases may not be available each quarter. The Company intends to conduct such repurchase offers pursuant to tender offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the Investment Company Act. All shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Under the share repurchase program, to the extent the Company offers to repurchase shares in any particular quarter, it is expected to repurchase shares at the expiration of the tender offer at a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter (the “Valuation Date”), except that shares that have a prospective repurchase date that is within the one-year period following the original issue date of the shares will be subject to an early repurchase deduction of 2% of such NAV (an “Early Repurchase Deduction”). The one-year holding period will be deemed satisfied if the shares to be repurchased would have been outstanding for one year or longer as of the subscription closing date immediately following the applicable Valuation Date, which subscription closing date the Company deems the prospective repurchase date for the applicable offer. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.
During the year ended September 30, 2025, the Company repurchased pursuant to such tender offers an aggregate of 9,421,114 Class I shares, 2,612,461 Class S shares, 3,287 Class D shares and zero Class T shares. The following table presents the share repurchases completed during the year ended September 30, 2025:

Repurchase Pricing Date	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased (1)	Price Paid Per Share	Amount Repurchased (all classes) (2)
December 31, 2024	889,569	0.66%	$23.52	$20,910
March 31, 2025	941,577	0.65%	23.28	21,923
June 30, 2025	7,563,088	4.66%	23.14	175,010
September 30, 2025	2,642,628	1.45%	23.09	61,018

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

(1)	Percentage is based on total shares as of the close of the previous calendar quarter.
(2)	Amounts shown net of Early Repurchase Deduction, where applicable.
During the year ended September 30, 2024, the Company repurchased pursuant to such tender offers an aggregate of 1,352,519 Class I and 767,699 Class S shares. The following table presents the share repurchases completed during the year ended September 30, 2024:

Repurchase Pricing Date	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased (1)	Price Paid Per Share	Amount Repurchased (all classes) (2)
December 31, 2023	446,089	0.69%	$23.62	$10,526
March 31, 2024	348,944	0.41%	23.61	8,217
June 30, 2024	702,746	0.67%	23.53	16,544
September 30, 2024	622,439	0.51%	23.56	14,623

(1)	Percentage is based on total shares as of the close of the previous calendar quarter.
(2)	Amounts shown net of Early Repurchase Deduction, where applicable.
Note 6. Borrowings
Below is a summary of the Company’s credit facilities as of September 30, 2025 and September 30, 2024:

	September 30, 2025
($ in millions)	Aggregate Principal Committed	Outstanding Principal	Unfunded Commitment	Unamortized Debt Financing Costs	Availability Period	Maturity Date
ING Credit Agreement	$1,235.0	$370.0	$865.0	$8.5	4/11/2029	4/11/2030
JPM SPV Facility	700.0	566.0	134.0	4.9	7/3/2029	7/3/2030
DBNY SPV Facility	400.0	280.0	120.0	3.4	7/25/2028	7/25/2029
MS SPV Facility	400.0	133.4	266.6	3.2	7/3/2028	7/3/2029

Total	$2,735.0	$1,349.4	$1,385.6	$20.0

	September 30, 2024
($ in millions)	Aggregate Principal Committed	Outstanding Principal	Unfunded Commitment	Unamortized Debt Financing Costs	Availability Period	Maturity Date
ING Credit Agreement	$1,185.0	$415.0	$770.0	$6.8	6/28/2027	6/28/2028
JPM SPV Facility	500.0	230.0	270.0	5.2	5/29/2027	5/29/2029
SMBC SPV Facility	150.0	100.0	50.0	1.6	9/29/2026	9/29/2028
CIBC SPV Facility	350.0	225.0	125.0	1.3	11/21/2025	11/21/2025
DBNY SPV Facility	300.0	100.0	200.0	3.0	2/15/2027	2/15/2029
MS SPV Facility	200.0	25.0	175.0	2.2	2/23/2027	2/23/2029

Total	$2,685.0	$1,095.0	$1,590.0	$20.1

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Below is a summary of the Company’s unsecured notes as of September 30, 2025 and September 30, 2024:

	September 30, 2025
($ in millions)	Outstanding Principal	Unamortized Financing Costs	Unaccreted Discount	Swap Fair Value Adjustment	Carrying Value	Fair Value	Maturity Date
2028 Notes	$350.0	$(2.8)	$(1.1)	$9.0	$355.1	$380.1	11/14/2028
2029 Notes	400.0	(3.8)	(1.8)	6.5	400.9	415.1	7/23/2029
2030 Notes	400.0	(4.7)	(0.1)	4.0	399.2	408.9	7/15/2030

Total	$1,150.0	$(11.3)	$(3.0)	$19.5	$1,155.2	$1,204.1

	September 30, 2024
($ in millions)	Outstanding Principal	Unamortized Financing Costs	Unaccreted Discount	Swap Fair Value Adjustment	Carrying Value	Fair Value	Maturity Date
2028 Notes	$350.0	$(3.7)	$(1.5)	$12.4	$357.2	$378.6	11/14/2028
2029 Notes	400.0	(4.8)	(2.3)	9.2	402.1	412.0	7/23/2029

Total	$750.0	$(8.5)	$(3.8)	$21.6	$759.3	$790.6

The table below presents the components of interest expense for the following periods:

($ in millions, except percentage)	Year ended September 30, 2025	Year ended September 30, 2024	Year ended September 30, 2023
Stated interest expense	$146.4	$96.9	$16.4
Credit facility fees	10.2	6.6	3.9
Amortization of debt financing costs	10.3	6.1	1.5
Effect of interest rate swaps	3.9	4.6	—

Total interest expense	$170.8	$114.2	$21.8

Weighted average interest rate (1)	7.036%	8.362%	7.105%
Weighted average outstanding balance	$2,107.1	$1,221.3	$230.3

(1)	The weighted average interest rate includes the effect of the interest rate swaps and excludes the impact of credit facility fees and amortization of debt financing costs.
Credit Facilities
In connection with each of the credit facilities described below, the Company and, where applicable, the borrower subsidiary have made customary representations and warranties and are required to comply with various affirmative and negative covenants, reporting requirements and other customary requirements for similar credit facilities. Borrowings under each of the credit facilities are subject to the leverage restrictions contained in the Investment Company Act.
In addition, each of these credit facilities contains customary events of default for similar financing transactions. Upon the occurrence and during the continuation of an event of default, the lenders may terminate the commitments and declare the outstanding loans and all other obligations under the applicable credit facility immediately due and payable.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

ING Credit Agreement
On March 25, 2022, the Company entered into a senior secured revolving credit agreement (as amended, the “ING Credit Agreement”) among the Company, as borrower, the lenders party thereto, and ING Capital LLC (“ING”), as administrative agent. As of September 30, 2025, the size of the ING Credit Agreement facility is $1,235 million (the “Maximum Commitment”). Following the availability period, the Company will be required in certain circumstances to prepay loans. The ING Credit Agreement provides for the issuance of letters of credit during the availability period in an aggregate amount of $25 million. Borrowings under the ING Credit Agreement may be used for general corporate purposes, including making investments and permitted distributions.
All obligations under the ING Credit Agreement are secured by a first-priority security interest (subject to certain exceptions) in substantially all of the present and future property and assets of the Company and of the current and certain future subsidiaries of the Company and guaranteed by such subsidiaries.
As of September 30, 2025, borrowings under the ING Credit Agreement are denominated in U.S. dollars and bear interest at a rate per annum equal to either (1) the SOFR, as adjusted, plus 1.875% per annum or (2) the alternative base rate (which is the greatest of the (a) prime rate, (b) the federal funds effective rate plus
1
⁄
2
of 1%, (c) the overnight bank funding rate plus
1
⁄
2
of 1%, (d) certain rates based on SOFR and (e) alternate base rate (“ABR”)) plus 0.875%, in each case, plus a SOFR adjustment of 0.10%; provided that, if at any time the Borrowing Base (as defined in the ING Credit Agreement) is greater than 1.60 times the Combined Debt Amount (as defined in the ING Credit Agreement), the interest rate margin with respect to (a) SOFR loans will be 1.75% plus a SOFR adjustment equal to 0.10% and (b) alternative base rate loans will be 0.75% plus a SOFR adjustment equal to 0.10%. The Company may elect either an ABR or SOFR borrowing at each drawdown request, and loans may be converted from one rate to another at any time at the Company’s option, subject to certain conditions. The Company also pays a commitment fee of 0.375% per annum on the daily unused portion of the aggregate commitments under the ING Credit Agreement.
At any time during the availability period, the Company, as the borrower, may propose an increase in the Maximum Commitment to an amount not to exceed the greater of (a) $1,750.0 million and (b) 150% of shareholders’ equity as of the date on which such increased amount is to be effective, subject to certain conditions, including the consent of the lenders to increase their commitments and of ING.
JPM SPV Facility
On February 24, 2023, the Company entered into a loan and security agreement (as amended and/or restated, from time to time, the “JPM Loan and Security Agreement”) among OSCF Lending SPV, LLC (“OSCF Lending SPV”), a wholly owned subsidiary of the Company, as borrower, the Company, as parent and servicer, Citibank, N.A., as collateral agent and securities intermediary, Virtus Group, LP, as collateral administrator, the lenders party thereto, and JPMorgan Chase Bank, National Association (“JPM”), as administrative agent, pursuant to which JPM agreed to extend credit to OSCF Lending SPV in an aggregate principal amount up to $700 million.
Subject to certain conditions, including consent of the lenders and JPM, as administrative agent, at any time during the availability period, OSCF Lending SPV may propose one or more increases in the maximum commitment up to an amount not to exceed $1.0 billion. Borrowings under the JPM Loan and Security Agreement bear interest at a rate per annum equal to the forward-looking term rate with a three-month tenor, based on SOFR plus (i) 1.50% if the borrowings are used to purchase broadly syndicated loans and other liquid debt securities (as defined in the JPM Loan and Security Agreement) or (ii) 1.90% on all other borrowings.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The obligations of OSCF Lending SPV under the JPM Loan and Security Agreement are secured by all of the assets held by OSCF Lending SPV.
SMBC SPV Facility
On September 29, 2023, the Company entered into a loan and security agreement (as amended and/or restated, from time to time, the “SMBC Loan and Security Agreement”) among OSCF Lending III SPV, LLC, a wholly owned subsidiary of the Company, as borrower, the Company, as transferor and servicer, Citibank, N.A., as the account bank, Virtus Group, LP, as collateral custodian, the lenders party thereto, and Sumitomo Mitsui Banking Corporation, as administrative agent and collateral agent. On September 29, 2025, the Company repaid all outstanding borrowings under the SMBC Loan and Security Agreement, following which the SMBC Loan and Security Agreement was terminated. Obligations under the SMBC Loan and Security Agreement would have otherwise matured on September 29, 2028.
In connection with the termination of the SMBC Loan and Security Agreement, the Company accelerated $1.2 million of deferred financing costs into interest expense during the year ended September 30, 2025.
CIBC SPV Facility
On November 21, 2023, the Company entered into a loan and servicing agreement (as amended and/or restated, from time to time, the “CIBC Loan and Servicing Agreement”) among OSCF Lending V SPV, LLC, a wholly owned subsidiary of the Company, as borrower, the Company, as transferor and servicer, Computershare Trust Company, N.A., as securities intermediary, collateral custodian, collateral agent and collateral administrator, the lenders party thereto, and Canadian Imperial Bank of Commerce, as administrative agent. On July 3, 2025, the Company repaid all outstanding borrowings under the CIBC Loan and Servicing Agreement, following which the CIBC Loan and Servicing Agreement was terminated. Obligations under the CIBC Loan and Servicing Agreement would have otherwise matured on November 21, 2025.
In connection with the termination of the CIBC Loan and Servicing Agreement, the Company accelerated $0.1 million of deferred financing costs into interest expense during the year ended September 30, 2025.
DBNY SPV Facility
On February 15, 2024, the Company entered into a loan financing and servicing agreement (as amended and/or restated, from time to time, the “DBNY Loan Financing and Servicing Agreement”), among OSCF Lending IV SPV, LLC (“OSCF Lending IV SPV”), a wholly owned subsidiary of the Company, as borrower, the Company, as servicer and equityholder, the lenders party thereto, Deutsche Bank AG, New York Branch (“DBNY”), as facility agent, the other agents parties thereto and Computershare Trust Company, N.A. as collateral agent and collateral custodian, pursuant to which DBNY has agreed to extend credit to OSCF Lending IV SPV in an aggregate principal amount up to $400 million (the “DBNY Facility Amount”) at any one time outstanding.
Borrowings under the DBNY Loan Financing and Servicing Agreement may be denominated in EUR, AUD, CAD, GBP or USD and bear interest at a rate per annum equal to the sum of, for any accrual period and any lender, (i) the applicable margin and (ii) the cost of funds rate for such accrual period and such lender. The applicable margin will be 1.60% per annum prior to the end of the availability period and 2.25% per annum thereafter; provided that, on and after the occurrence of any Event of Default (as defined in the DBNY Loan Financing and Servicing Agreement), the applicable margin shall be increased by 2.00% per annum. The cost of

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

funds rate will be, (a) for each conduit lender, the lower of (x) such conduit lender’s Commercial Paper Rate (as defined in the DBNY Loan Financing and Servicing Agreement) and (y) the SOFR for a three-month tenor as quoted by CME Group Benchmark Administration Limited (which shall in no event be lower than 0.25%), and (b) for each committed lender, the base rate determined by reference to the applicable benchmark index depending on the currency denomination of the advances.
The obligations of OSCF Lending IV SPV under the DBNY Loan Financing and Servicing Agreement are secured by all of the assets held by OSCF Lending IV SPV, including loans it has made or acquired, except for certain Retained Interests (as defined in the DBNY Loan Financing and Servicing Agreement).
Subject to certain conditions, including consent of DBNY, as facility agent, OSCF Lending IV SPV may (i) propose increases in the DBNY Facility Amount up to an amount not to exceed $1.0 billion in the aggregate, (ii) add additional lender groups and/or (iii) increase the commitment of any lender group with the consent of such lender group.
MS SPV Facility
On February 23, 2024, the Company entered into a loan and servicing agreement (as amended and/or restated from time to time, the “MS Loan and Servicing Agreement”), among OSCF Lending II SPV, LLC (“OSCF Lending II SPV”), a wholly owned subsidiary of the Company, as borrower, the Company, as transferor and servicer, Citibank, N.A., as the collateral agent, account bank and collateral custodian, Virtus Group, LP, as collateral administrator, each of the lenders from time to time party thereto, and Morgan Stanley Asset Funding, Inc. (“MS”), as the administrative agent, pursuant to which MS has agreed to extend credit to OSCF Lending II SPV in an aggregate principal amount up to $400 million at any one time outstanding. The MS Loan and Servicing Agreement has an “accordion” feature that allows the borrower, subject to certain conditions, to propose one or more increases in the maximum commitment up to an amount not to exceed $600 million.
Advances under the MS Loan and Servicing Agreement bear interest during the availability period at a rate per annum equal to (i) 1.60% if the borrowings are used to purchase broadly syndicated loans or (ii) 1.85% on all other borrowings; provided that the aggregate applicable margin shall not be less than 1.80% and that the applicable margin will increase by 0.50% per annum after the end of the availability period; and further provided that the applicable margin shall be increased by 2.00% per annum (i) during the existence of a Specified Event of Default (as defined in the MS Loan and Servicing Agreement), (ii) upon written notice from MS, as administrative agent (at the direction of required lenders) to OSCF Lending II SPV and the Company during the existence of any other Event of Default (as defined in the MS Loan and Servicing Agreement) or (iii) after a Facility Maturity Date (as defined in the MS Loan and Servicing Agreement).
The obligations of OSCF Lending II SPV under the MS Loan and Servicing Agreement are secured by all of the assets held by OSCF Lending II SPV, including certain loans it has made or acquired except for certain Retained Interests (as defined in the MS Loan and Servicing Agreement).
Unsecured Notes
2028 Unsecured Notes
On November 14, 2023, the Company issued $350 million aggregate principal amount of its 8.400% Notes due 2028 (the “2028 Unsecured Notes”) pursuant to an indenture, dated as of November 14, 2023 (the “Base Indenture”), between the Company and Deutsche Bank Trust Company Americas, as trustee, and a first supplemental indenture (the “First Supplemental Indenture”) to the Base Indenture.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The 2028 Unsecured Notes bear interest at a rate of 8.400% per year payable semi-annually in arrears on May 14 and November 14 of each year. The 2028 Unsecured Notes are the Company’s direct, unsecured obligations and rank senior in right of payment to its future indebtedness that is expressly subordinated in right of payment to the 2028 Unsecured Notes; equal in right of payment to its existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of its secured indebtedness (including existing unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by its subsidiaries, financing vehicles or similar facilities.
The First Supplemental Indenture contains certain covenants, including a covenant requiring the Company to comply with Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the Investment Company Act, or any successor provisions, but giving effect to any exemptive relief granted to the Company by the SEC and to provide financial information to the holders of the 2028 Unsecured Notes and the trustee if the Company should no longer be subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are set forth in the First Supplemental Indenture.
In connection with the 2028 Unsecured Notes, the Company entered into an interest rate swap to more closely align the interest rate payable on the 2028 Unsecured Notes with its investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 8.400% and pays a floating interest rate of the three-month SOFR plus 4.0405% on a notional amount of $350 million.
2029 Unsecured Notes
On July 23, 2024, the Company issued $400 million aggregate principal amount of its 6.500% Notes due 2029 (the “2029 Unsecured Notes”) pursuant to the Base Indenture and a second supplemental indenture (the “Second Supplemental Indenture”) to the Base Indenture.
The 2029 Unsecured Notes bear interest at a rate of 6.500% per year payable semi-annually in arrears on January 23 and July 23 of each year. The 2029 Unsecured Notes are the Company’s direct, unsecured obligations and rank senior in right of payment to its future indebtedness that is expressly subordinated in right of payment to the 2029 Unsecured Notes; equal in right of payment to its existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of its secured indebtedness (including existing unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by its subsidiaries, financing vehicles or similar facilities.
The Second Supplemental Indenture contains certain covenants, including a covenant requiring the Company to comply with Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the Investment Company Act, or any successor provisions, but giving effect to any exemptive relief granted to the Company by the SEC and to provide financial information to the holders of the 2029 Unsecured Notes and the trustee if the Company should no longer be subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are set forth in the Second Supplemental Indenture.
In connection with the 2029 Unsecured Notes, the Company entered into an interest rate swap to more closely align the interest rate payable on the 2029 Unsecured Notes with its investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 6.500% and pays a floating interest rate of the three-month SOFR plus 2.5954% on a notional amount of $400 million.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

2030 Unsecured Notes
On July 15, 2025, the Company issued $400 million aggregate principal amount of its 6.190% Notes due 2030 (the “2030 Unsecured Notes”) pursuant to the Base Indenture and a third supplemental indenture (the “Third Supplemental Indenture”) to the Base Indenture.
The 2030 Unsecured Notes bear interest at a rate of 6.190% per year payable semi-annually in arrears on January 15 and July 15 of each year. The 2030 Unsecured Notes are our direct, unsecured obligations and rank senior in right of payment to its future indebtedness that is expressly subordinated in right of payment to the 2030 Unsecured Notes; equal in right of payment to its existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of its secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by its subsidiaries, financing vehicles or similar facilities.
The Third Supplemental Indenture contains certain covenants, including a covenant requiring the Company to comply with Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the Investment Company Act, or any successor provisions, but giving effect to any exemptive relief granted to us by the SEC and to provide financial information to the holders of the 2030 Unsecured Notes and the trustee if we should no longer be subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are set forth in the Third Supplemental Indenture.
In connection with the 2030 Unsecured Notes, the Company entered into an interest rate swap to more closely align the interest rate payable on the 2030 Unsecured Notes with its investment portfolio, which consists of predominately floating rate loans. Under the interest rate swap agreement, the Company receives a fixed interest rate of 6.190% and pays a floating interest rate of the three-month SOFR plus 2.4926% on a notional amount of $400 million.
Note 7. Taxable/Distributable Income
Taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to: (1) unrealized appreciation (depreciation) on investments and foreign currency, as gains and losses are not included in taxable income until they are realized, (2) organizational and deferred offering costs and (3) the capital gains incentive fee accrual.
Presented below is a reconciliation of net increase (decrease) in net assets resulting from operations to taxable income for the years ended September 30, 2025, 2024 and 2023:

	Year ended September 30, 2025	Year ended September 30, 2024	Year ended September 30, 2023
Net increase (decrease) in net assets resulting from operations	$312,968	$247,851	$86,620
Net unrealized (appreciation) depreciation	16,124	(28,106)	(22,685)
Book/tax difference due to capital gains incentive fees	—	3,166	278
Other book/tax differences (1)	28,111	(18,687)	7,115

Taxable income (2)	$357,203	$204,224	$71,328

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

(1)	For the year ended September 30, 2025, the other book/tax difference was primarily due to changes in unrealized value of foreign currency forwards.
(2)
The Company’s taxable income for the year ended September 30, 2025 is an estimate and will not be finally determined until the Company files its tax return for the fiscal year ended September 30, 2025. The final taxable income may be different than the estimate.

For the year ended September 30, 2025, the Company recognized (i) a provision for incomes taxes on net investment income of $1.2 million, which was all current tax expense, and (ii) a provision for income taxes on realized and unrealized gains (losses) of $0.07 million, of which $0.05 million was deferred tax expense and $0.02 million was current tax expense.
For the year ended September 30, 2024, the Company recognized a total provision for income tax expense of $0.9 million, which was comprised of a current tax expense of $0.9 million and a deferred tax expense of less than $0.01 million.
For the year ended September 30, 2023, the Company recognized a total provision for income tax expense of $0.2 million, which was comprised of a current tax expense of $0.3 million and a deferred income tax benefit of $0.04 million that resulted from unrealized depreciation on investments held by the Company’s wholly-owned taxable subsidiaries.
As of September 30, 2025, the Company’s last tax year end, the components of accumulated overdistributed earnings on a tax basis were as follows:

Overdistributed ordinary income, net	$(60,972)
Net realized capital gains	10,135
Unrealized gains, net	(1,151)

Accumulated overdistributed earnings	$(51,988)

The aggregate cost of investments for U.S. federal income tax purposes was $6,736.2 million as of September 30, 2025. As of September 30, 2025, the aggregate gross unrealized appreciation for all investments in which there was an excess of value over cost for U.S. federal income tax purposes was $169.4 million. As of September 30, 2025, the aggregate gross unrealized depreciation for all investments in which there was an excess of cost for U.S. federal income tax purposes over value was $170.6 million. Net unrealized depreciation based on the aggregate cost of investments for U.S. federal income tax purposes was $1.2 million.
Note 8. Concentration of Credit Risks
The Company deposits its cash with financial institutions and at times such balances may be in excess of the FDIC insurance limit. The Company limits its exposure to credit loss by depositing its cash with high credit quality financial institutions and monitoring their financial stability.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 9. Related Party Transactions
Investment Advisory Agreement
Effective as of February 3, 2022, the Company has entered into the Investment Advisory Agreement with the Adviser. The Company pays the Adviser a fee for its services consisting of two components: a management fee and an incentive fee.
Management Fee
Under the Investment Advisory Agreement, the management fee is payable monthly in arrears at an annual rate of 1.25% of the value of the Company’s net assets as of the beginning of the first calendar day of the applicable month. For purposes of calculating the management fee, net assets means the Company’s total net assets determined on a consolidated basis in accordance with GAAP. In addition, the Adviser waived its management fee through November 2022. For the years ended September 30, 2025 and September 30, 2024, base management fees were $49.4 million and $31.2 million, respectively, none of which was waived. For the year ended September 30, 2023, base management fees were $10.5 million, of which $0.9 million was waived.
Incentive Fee
The Incentive Fee consists of two parts: the Investment Income Incentive Fee and the Capital Gains Incentive Fee (each defined below) (collectively referred to as the “Incentive Fee”).
Investment Income Incentive Fee
The Investment Income Incentive Fee is calculated based on the Company’s Pre-Incentive Fee Net Investment Income, which means consolidated interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between the Company and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the Incentive Fee and any distribution and/or shareholder servicing fees).
Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero-coupon securities), accrued income that has not yet been received in cash. For the avoidance of doubt, Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of any expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income.
Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding quarter, is compared to a hurdle of 1.25% per quarter (5.0% annualized) (the “Hurdle Rate”). The Company will pay the Adviser an incentive fee quarterly in arrears with respect to the Company’s Pre-Incentive Fee Net Investment Income in each calendar quarter as follows:

•
Hurdle Rate Return:
No incentive fee based on Pre-Incentive Fee Net Investment Income in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income does not exceed the Hurdle Rate;

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

•
Catch-Up:
100% of the Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle Rate but is less than a 1.4286% (5.714% annualized) rate of return in any such calendar quarter (the “Catch-Up”), which is intended to provide the Adviser with approximately 12.5% of the Pre-Incentive Fee Net Investment Income as if the Hurdle Rate did not apply, if the Pre-Incentive Fee Net Investment Income exceeds the Hurdle Rate in any calendar quarter; and

•
87.5/12.5 Split:
12.5% of the Pre-Incentive Fee Net Investment Income, if any, that exceeds a 1.4286% (5.714% annualized) rate of return in such calendar quarter so that once the Hurdle Rate is reached and the Catch-Up is achieved, 12.5% of the Pre-Incentive Fee Net Investment Income thereafter is allocated to the Adviser.

The Adviser waived the Investment Income Incentive Fee through November 2022.
For the years ended September 30, 2025 and September 30, 2024, the Investment Income Incentive Fee was $48.2 million and $33.6 million, respectively, none of which was waived. For the year ended September 30, 2023, the Investment Income Incentive Fee was $10.0 million, of which $0.8 million was waived.
Capital Gains Incentive Fee
In addition to the Investment Income Incentive Fee described above, commencing on September 30, 2022, the Adviser is entitled to receive a Capital Gains Incentive Fee (as defined below) under the Investment Advisory Agreement. The Capital Gains Incentive Fee is determined and payable in arrears as of the end of each fiscal year. The Capital Gains Incentive Fee is equal to 12.5% of the realized capital gains, if any, on a cumulative basis from inception through the end of each fiscal year, computed net of all realized capital losses on a cumulative basis and unrealized capital depreciation, less the aggregate amount of any previously paid Capital Gains Incentive Fee, provided, that the Capital Gains Incentive Fee determined as of September 30, 2022 is calculated for a period of shorter than 12 calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation from the date of inception through the end of the fiscal year 2022 (the “Capital Gains Incentive Fee”). The payment obligation with respect to the Capital Gains Incentive Fee is allocated in the same manner across the Class T shares, Class S shares, Class D shares and Class I shares. As of September 30, 2025, the Company did not incur any Capital Gains Incentive Fees under the Investment Advisory Agreement.
Although the Capital Gains Incentive Fee due to the Adviser is not payable until it is contractually due based on the Investment Advisory Agreement, the Company accrues this component at the end of each reporting period based on the Company’s realized capital gains, if any, on a cumulative basis from inception through the end of each reporting period, computed net of all realized capital losses on a cumulative basis and unrealized capital depreciation, less the aggregate amount of any previously paid Capital Gains Incentive Fee, as contractually included in the calculation of the Capital Gains Incentive Fee, plus the cumulative amount of unrealized capital appreciation. If such amount is positive at the end of a period, then the Company will accrue an incentive fee equal to 12.5% of such amount. If such amount is negative, then there will be no accrual for such period or an appropriate reduction in any amount previously accrued. U.S. GAAP requires that the Capital Gains Incentive Fee accrual consider cumulative unrealized capital appreciation in the calculation, as a Capital Gains Incentive Fee would be payable if such unrealized capital appreciation were realized. There can be no assurance that such unrealized capital appreciation will be realized in the future. For the year ended September 30, 2025, there were $2.0 million of reversal of accrued Capital Gains Incentive Fees. For the years ended September 30, 2024 and 2023, there were $3.0 million and $0.3 million of accrued Capital Gains Incentive Fees, respectively. As of September 30, 2025, there were $1.2 million of Capital Gains Incentive Fees accrued since inception.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Administration Agreement
Effective as of February 3, 2022, the Company has entered into an Administration Agreement (as amended and restated, the “Administration Agreement”) with Oaktree Fund Administration, LLC (the “Administrator”), an affiliate of the Adviser. Pursuant to the Administration Agreement, the Administrator furnishes the Company with office facilities (certain of which are located in buildings owned by a Brookfield affiliate), equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, the Administrator performs, or oversees the performance of, the Company’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, and being responsible for the financial records that the Company is required to maintain and preparing reports to shareholders and reports filed with the SEC. In addition, the Administrator assists the Company in determining and publishing the NAV, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to shareholders, and generally overseeing the payment of expenses and the performance of administrative and professional services rendered to the Company by others.
Payments under the Administration Agreement are equal to an amount that reimburses the Administrator for its costs and expenses incurred in performing its obligations under the Administration Agreement and providing personnel and facilities. The Company bears all of the costs and expenses of any sub-administration agreements that the Administrator enters into.
For the avoidance of doubt, the Company bears its allocable portion of the costs of the compensation, benefits, and related administrative expenses (including travel expenses) of the Company’s officers who provide operational and administrative services under the Administration Agreement, their respective staffs and other professionals who provide services to the Company (including, in each case, employees of the Administrator or an affiliate) who assist with the preparation, coordination, and administration of the foregoing or provide other “back office” or “middle office” financial or operational services to the Company. The Company reimburses the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator (or its affiliates) to such individuals (based on a percentage of time such individuals devote, on an estimated basis, to the Company’s business and affairs and to acting on the Company’s behalf). The Board reviews the fees payable under the Administration Agreement to determine that these fees are reasonable and comparable to administrative services charged by unaffiliated third parties.
For the fiscal year ended September 30, 2025, the Company incurred $2,696 of expenses under the Administration Agreement, of which $1.9 million was included in administrator expense, $0.4 million was included in general and administrative expenses and $0.4 million was included in organization expenses and amortization of continuous offering costs on the Consolidated Statements of Operations. For the fiscal year ended September 30, 2024, the Company incurred $2.0 million of expenses under the Administration Agreement, of which $1.5 million was included in administrator expense, $0.4 million was included in general and administrative expenses and $0.1 was included in organization expenses and amortization of continuous offering costs on the Consolidated Statements of Operations. For the fiscal year ended September 30, 2023, the Company incurred $1.2 million of expenses under the Administration Agreement, of which $0.9 million was included in administrator expense, $0.2 million was included in general and administrative expenses and $0.1 million was included in organization expenses and amortization of continuous offering costs on the Consolidated Statements of Operations.
Certain Terms of the Investment Advisory Agreement and Administration Agreement
Unless earlier terminated as described below, each of the Investment Advisory Agreement and the Administration Agreement will remain in effect from year-to-year if approved annually by a majority of the

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, a majority of the independent Trustees. The Company may terminate the Investment Advisory Agreement or the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. In addition, without payment of any penalty, the Adviser may terminate the Investment Advisory Agreement upon 120 days’ written notice and the Administrator may terminate the Administration Agreement upon 60 days’ written notice. The Investment Advisory Agreement will automatically terminate in the event of its assignment within the meaning of the Investment Company Act and related SEC guidance and interpretations.
Distribution Manager Agreement
Effective as of February 3, 2022, the Company has entered into a Distribution Manager Agreement (as amended and restated, the “Distribution Manager Agreement”) with Brookfield Oaktree Wealth Solutions LLC (the “Distribution Manager”), an affiliate of the Adviser. Under the terms of the Distribution Manager Agreement, the Distribution Manager serves as the distribution manager for the Company’s initial offering of Common Shares. The Distribution Manager is entitled to receive distribution and/or shareholder servicing fees monthly in arrears at an annual rate of 0.85% of the value of the Company’s net assets attributable to Class S and Class T shares as of the beginning of the first calendar day of the month. The Distribution Manager is entitled to receive distribution and/or shareholder servicing fees monthly in arrears at an annual rate of 0.25% of the value of the Company’s net assets attributable to Class D shares as of the beginning of the first calendar day of the month. No distribution and/or shareholding servicing fees are paid with respect to Class I shares. The distribution and/or shareholder servicing fees are payable to the Distribution Manager, but the Distribution Manager anticipates that all or a portion of the shareholder servicing fees will be retained by, or reallowed (paid) to, participating broker-dealers.
The Company will cease paying the shareholder servicing and/or distribution fee on the Class S shares, Class D shares and Class T shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) a merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of the Company’s assets or (iii) the date following the completion of the primary portion of the initial offering on which, in the aggregate, underwriting compensation from all sources in connection with the initial offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from the initial offering. In addition, consistent with the exemptive relief allowing the Company to offer multiple classes of shares, at the end of the month in which the Distribution Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Distribution Manager or the applicable selling agent), the Company will cease paying the shareholder servicing and/or distribution fee on the Class S shares, Class D shares and Class T shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. The Company may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the applicable Class S shares, Class D shares or Class T shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S, Class D shares or Class T shares.
The Distribution Manager is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (“FINRA”).

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Either party may terminate the Distribution Manager Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Distribution Manager Agreement. The Company’s obligations under the Distribution Manager Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S, Class D shares and Class T shares will survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).
Distribution and Servicing Plan
Effective as of February 3, 2022, the Company established a distribution and servicing plan (as amended and restated, the “Distribution and Servicing Plan”). The following table shows the shareholder servicing and/or distribution fees the Company pays the Distribution Manager with respect to the Class S, Class D and Class T on an annualized basis as a percentage of the Company’s NAV for such class.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class T shares	0.85%
The shareholder servicing and/or distribution fees is paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month and subject to FINRA and other limitations on underwriting compensation. Class I shares are not subject to a shareholder servicing and/or distribution fee.
The Distribution Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares, Class D shares and Class T shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under the Company’s distribution reinvestment plan.
Broker eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S, Class D or Class T shares: assistance with recordkeeping, answering investor inquiries regarding the Company, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. The shareholder servicing and/ or distribution fees are ongoing fees that are not paid at the time of purchase.
For the fiscal years ended September 30, 2025, 2024 and 2023, the Company recorded distribution and shareholder servicing fees of $10.4 million, $7.0 million and $2.0 million, respectively, primarily all of which were attributable to Class S shares.
Expense Support and Conditional Reimbursement Agreement
Effective as of February 3, 2022, the Company has entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Adviser. The Adviser may elect to pay certain expenses (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

interest or distribution and/or shareholder servicing fees of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.
Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.
For the years ended September 30, 2025 and 2024, the Adviser did not make any Expense Payments. For the fiscal year ended September 30, 2023, the Adviser made Expense Payments in the amount of $0.9 million. For the year ended September 30, 2025, the Company did not make any reimbursement payments to the Adviser. For the years ended September 30, 2024 and 2023, the Company made reimbursement payments of $1.0 million and $1.4 million, respectively, to the Adviser. As of September 30, 2025, there were no amounts due to the Adviser from the Company under the Expense Support Agreement.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 10. Financial Highlights

(Share amounts in thousands)	Fiscal year ended September 30, 2025				Fiscal year ended September 30, 2024			Fiscal year ended September 30, 2023			Period from December 10, 2021 (commencement of operations) to September 30, 2022
	Class I	Class S	Class D	Class T	Class I	Class S	Class D	Class I	Class S	Class D	Class I	Class S
Net asset value at beginning of period	$23.56	$23.56	$23.56	$—	$23.56	$23.56	$23.56	$23.47	$23.47	$—	$—	$—
Capital Contribution	—	—	—	23.10	—	—	—	—	—	23.23	25.00	23.71
Net investment income (1)	2.01	1.81	1.96	0.16	2.16	1.96	2.10	1.98	1.78	0.64	1.37	0.46
Net unrealized appreciation (depreciation) (1)(2)	(0.11)	(0.11)	(0.11)	(0.03)	0.26	0.26	0.26	0.55	0.55	0.43	(2.07)	(0.25)
Net realized gains (losses) (1)	0.01	0.01	0.01	0.03	(0.02)	(0.02)	(0.02)	(0.13)	(0.13)	—	0.01	0.01
(Provision) benefit for taxes on realized and unrealized gains (losses) (1)	—	—	—	—	—	—	—	—	—	—	(0.02)	(0.01)

Net increase (decrease) in net assets resulting from operations	1.91	1.71	1.86	0.16	2.40	2.20	2.34	2.40	2.20	1.07	(0.71)	0.21
Distributions of net investment income to shareholders	(2.01)	(1.81)	(1.96)	(0.16)	(2.16)	(1.96)	(2.10)	(2.10)	(1.79)	(0.63)	(0.82)	(0.45)
Distributions in excess of net investment income	(0.37)	(0.37)	(0.37)	(0.01)	(0.24)	(0.24)	(0.24)	(0.21)	(0.32)	(0.11)	—	—

Net asset value at end of period	$23.09	$23.09	$23.09	$23.09	$23.56	$23.56	$23.56	$23.56	$23.56	$23.56	$23.47	$23.47

Total return (3)	8.49%	7.58%	8.22%	0.66%	10.68%	9.75%	10.41%	10.73%	9.80%	4.65%	(2.91)%	0.87%
Common shares outstanding at beginning of the period	89,884	44,323	81	—	44,103	20,787	6	13,040	2,588	—	1,000	—
Common shares outstanding at end of period	139,709	56,785	174	53	89,884	44,323	81	44,103	20,787	6	13,040	2,588
Net assets at the beginning of the period	$2,118,000	$1,044,424	$1,916	$—	$1,039,238	$489,821	$146	$305,989	$60,738	$—	$25,000	$—
Net assets at end of period	$3,225,643	$1,310,917	$4,028	$1,217	$2,118,000	$1,044,424	$1,916	$1,039,238	$489,821	$146	$305,989	$60,738
Average net assets (4)	$2,735,403	$1,223,801	$3,275	$100	$1,677,502	$828,182	$1,184	$606,222	$239,563	$101	$160,162	$42,587
Ratio of net investment income to average net assets (5)	8.62%	7.76%	8.39%	0.67%	9.13%	8.29%	8.85%	8.31%	7.45%	2.63%	5.72%	1.93%
Ratio of total expenses to average net assets (5)(7)	7.14%	7.96%	7.37%	0.57%	7.49%	8.33%	7.81%	5.93%	6.74%	2.06%	4.47%	1.61%
Ratio of net expenses to average net assets (5)	7.14%	7.96%	7.37%	0.57%	7.55%	8.39%	7.87%	5.77%	6.71%	2.16%	2.37%	0.80%
Ratio of portfolio turnover to average investments at fair value (5)	30.38%	30.38%	30.38%	30.38%	38.81%	38.81%	38.81%	23.61%	23.61%	23.61%	20.48%	20.48%
Weighted average outstanding debt	$2,107,125	$2,107,125	$2,107,125	$2,107,125	$1,221,339	$1,221,339	$1,221,339	$230,288	$230,288	$230,288	$53,565	$53,565
Average debt per share (1)	$12.44	$12.44	$12.44	$12.44	$11.52	$11.52	$11.52	$6.42	$6.42	$6.42	$7.39	$7.39
Asset coverage ratio (6)	281.92%	281.92%	281.92%	281.92%	270.91%	270.91%	270.91%	443.64%	443.64%	443.64%	588.97%	588.97%

(1)	Calculated based upon weighted average shares outstanding for the period.
(2)
The amount shown may not correspond with the net unrealized appreciation (depreciation) on investments for the fiscal years ended September 30, 2025, 2024 and 2023 and the period from December 10, 2021 (commencement of operations) to September 30, 2022 as it includes the effect of the timing of equity issuances.

(3)
Total return is calculated as the change in NAV per share during the period, plus distributions per share or capital activity, if any, divided by the beginning NAV per share, assuming a distribution reinvestment price equal to the NAV per share at the beginning of the period.

(4)	Calculated based upon the weighted average net assets for the period.
(5)
Financial results for the fiscal years ended September 30, 2025, 2024 and 2023 and the period from December 10, 2021 (commencement of operations) to September 30, 2022 have not been annualized for purposes of this ratio.

(6)	Based on outstanding senior securities of $2,499.4 million, $1,856.9 million, $445.0 million and $75.0 million as of September 30, 2025, 2024, 2023 and 2022, respectively.
(7)	Total expenses to average net assets is prior to expense support/reimbursements provided by the Adviser.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Senior Securities
Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of the fiscal years ended September 30 for the periods indicated below.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
ING Credit Agreement
For the period from December 10, 2021 (commencement of operations) to September 30, 2022	$75,000	5,890	—	N/A
Fiscal 2023	320,000	4,436	—	N/A
Fiscal 2024	415,000	2,709	—	N/A
Fiscal 2025	370,000	2,819	—	N/A
JPM SPV Facility
Fiscal 2023	$125,000	4,436	—	N/A
Fiscal 2024	230,000	2,709	—	N/A
Fiscal 2025	566,000	2,819	—	N/A
SMBC SPV Facility
Fiscal 2023	$—	4,436	—	N/A
Fiscal 2024	100,000	2,709	—	N/A
CIBC SPV Facility
Fiscal 2024	$225,000	2,709	—	N/A
DBNY SPV Facility
Fiscal 2024	$100,000	2,709	—	N/A
Fiscal 2025	280,000	2,819	—	N/A
MS SPV Facility
Fiscal 2024	$25,000	2,709	—	N/A
Fiscal 2025	133,400	2,819	—	N/A
2028 Unsecured Notes
Fiscal 2024	$350,000	2,709	—	N/A
Fiscal 2025	350,000	2,819	—	N/A
2029 Unsecured Notes
Fiscal 2024	$400,000	2,709	—	N/A
Fiscal 2025	400,000	2,819	—	N/A
2030 Unsecured Notes
Fiscal 2025	$400,000	2,819	—	N/A
Total Senior Securities
For the period from December 10, 2021 (commencement of operations) to September 30, 2022	$75,000	5,890	—
Fiscal 2023	445,000	4,436	—
Fiscal 2024	1,845,000	2,709	—
Fiscal 2025	2,499,400	2,819	—

(1)	Total amount of each class of senior securities outstanding at the end of the period, presented in thousands.
(2)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as the Company’s consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit.”

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

(3)
The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The “-” indicates information that the Securities and Exchange Commission expressly does not require to be disclosed for certain types of senior securities.

(4)	Calculated on a daily average basis.
Note 11. Derivative Instruments
The Company enters into foreign currency forward contracts from time to time to help mitigate the impact that an adverse change in foreign exchange rates would have on the value of the Company’s investments denominated in foreign currencies. In order to better define its contractual rights and to secure rights that will help the Company mitigate its counterparty risk, the Company entered into an International Swaps and Derivatives Association, Inc. Master Agreements (the “ISDA Master Agreements”) with its derivative counterparties, Bank of New York Mellon, Wells Fargo Securities, LLC and ING Capital LLC. The ISDA Master Agreements permit a single net payment, with each counterparty, in the event of a default or similar event. As of September 30, 2025, no cash collateral has been pledged to cover obligations and no cash collateral has been received from the counterparties with respect to the Company’s forward currency contracts.
Certain information related to the Company’s foreign currency forward contracts is presented below as of September 30, 2025.

Description	Notional Amount to be Purchased	Notional Amount to be Sold		Maturity Date	Gross Amount of Recognized Assets	Gross Amount of Recognized Liabilities	Balance Sheet Location of Net Amounts
Foreign currency forward contract	$5,807	A$	8,803	3/12/2026	$—	$35	Derivative asset
Foreign currency forward contract	$37,756	C$	27,817	12/11/2025	303	—	Derivative asset
Foreign currency forward contract	$15,567		€2,257,924	3/12/2026	38	—	Derivative asset
Foreign currency forward contract	$25,380		£253,837	3/12/2026	—	55	Derivative asset
Foreign currency forward contract	$38,208		¥354,368	12/11/2025	360
Foreign currency forward contract	$15,362		¥21,051	3/12/2026	124	—	Derivative asset
Foreign currency forward contract	$514,722	Nkr	433,136	3/12/2026	1,318	—	Derivative asset
Foreign currency forward contract	$391,119	kr	288,518	12/11/2025	2,658	—	Derivative asset

					$4,801	$90

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Certain information related to the Company’s foreign currency forward contracts is presented below as of September 30, 2024.

Description	Notional Amount to be Purchased	Notional Amount to be Sold		Maturity Date	Gross Amount of Recognized Assets	Gross Amount of Recognized Liabilities	Balance Sheet Location of Net Amounts
Foreign currency forward contract	$235,495		€213,997	11/7/2024	$—	$3,725	Derivative liability
Foreign currency forward contract	$158,386		£123,967	11/7/2024	—	7,890	Derivative liability
Foreign currency forward contract	$6,602	kr	72,797	11/7/2024	—	312	Derivative liability

					$—	$11,927

In connection with the issuance of the 2028 Notes, the 2029 Notes and the 2030 Notes, the Company entered into interest rate swap agreements with the BNP Paribas, Morgan Stanley Bank, N.A. and Royal Bank of Canada pursuant to ISDA Master Agreements.
As of September 30, 2025, the Company paid $2.0 million to cover collateral obligations under the terms of the interest swap agreements, which is included in due from broker on the Consolidated Statement of Assets and Liabilities.
Certain information related to the Company’s interest rate swaps is presented below as of September 30, 2025.

Description	Notional Amount	Maturity Date	Gross Amount of Recognized Assets	Gross Amount of Recognized Liabilities	Balance Sheet Location of Net Amounts
Interest rate swap	$350,000	11/14/2028	$8,940	$—	Derivative asset
Interest rate swap	$400,000	7/23/2029	6,493	—	Derivative asset
Interest rate swap	$400,000	7/15/2030	4,038	—	Derivative asset

			$19,471	$—

Certain information related to the Company’s interest rate swaps is presented below as of September 30, 2024.

Description	Notional Amount	Maturity Date	Gross Amount of Recognized Assets	Gross Amount of Recognized Liabilities	Balance Sheet Location of Net Amounts
Interest rate swap	$350,000	11/14/2028	$12,357	$—	Derivative asset
Interest rate swap	$400,000	7/23/2029	9,189	—	Derivative asset

			$21,546	$—

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 12. Commitments and Contingencies
Off-Balance Sheet Arrangements
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its portfolio companies. As indicated in the table below, as of September 30, 2025, off-balance sheet arrangements consisted of $931.5 million of unfunded commitments to provide debt financing to certain of the Company’s portfolio companies. Of the $931.5 million, approximately $918.9 million can be drawn immediately with the remaining amount subject to certain milestones that must be met by portfolio companies or other restrictions. As of September 30, 2024, off-balance sheet arrangements consisted of $642.0 million of unfunded commitments to provide debt financing to certain of the Company’s portfolio companies. Of the $642.0 million, approximately $600.6 million could be drawn immediately with the remaining amount subject to certain milestones that must be met by portfolio companies or other restrictions. Such commitments are subject to the portfolio company’s satisfaction of certain financial and nonfinancial covenants and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Consolidated Statements of Assets and Liabilities.
A list of unfunded commitments by investment as of September 30, 2025 and September 30, 2024 is shown in the table below:

	September 30, 2025	September 30, 2024
107-109 Beech OAK22 LLC	$8,544	$7,501
ACP Falcon Buyer Inc	5,333	5,333
ASP Integrity Acquisition Co LLC	15,956	—
ASP-R-PAC Acquisition Co LLC	153	247
Atlas Borrower, LLC	9,883	—
AVSC Holding Corp.	12,016	—
Bamboo US Bidco LLC	8,701	7,220
Bayou Intermediate II, LLC	16,209	—
BioXcel Therapeutics, Inc.	3,577	4,471
Biscuit Parent, LLC	31,037	15,000
Blue Bidco Ltd	2,229	—
Centralsquare Technologies, LLC	3,302	3,378
Cielo Bidco Limited	5,947	—
Coupa Holdings, LLC	2,122	2,122
Creek Parent, Inc.	15,207	—
Crewline Buyer, Inc.	4,573	4,573
Draken International, LLC	22,175	—
Dukes Root Control Inc.	1,906	853
Empire Bidco AB	45,163	—
Enverus Holdings, Inc.	4,664	6,567
Everbridge, Inc.	19,899	19,899
Evergreen IX Borrower 2023, LLC	4,006	4,006
Eyesouth Eye Care Holdco LLC	2,069	4,835
F&M BUYER LLC	11,435	—
Flexera Software LLC	3,129	—
Galileo Parent, Inc.	3,463	991
Geo Topco Corporation	16,500	—

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	September 30, 2025	September 30, 2024
Grand River Aseptic Manufacturing, Inc.	9,237	—
Grove Hotel Parcel Owner, LLC	1,768	1,768
Icefall Parent, Inc.	5,144	2,662
iCIMs, Inc.	988	3,710
Integrity Marketing Acquisition, LLC	26,386	48,889
Inventus Power, Inc.	3,808	4,967
IW Buyer LLC	6,252	7,504
Janus Bidco Limited	15,760	15,793
Kairos Intermediateco AB	9,092	—
Kings Buyer, LLC	5,914	3,329
Kite Midco II Inc.	9,609	—
LDS Buyer, LLC	24,418	—
Legends Hospitality Holding Company, LLC	6,142	9,820
Lightbox Intermediate, L.P.	3,845	—
LSL Holdco, LLC	325	244
Microf Funding V LLC	9,992	8,670
Minotaur Acquisition, Inc.	11,132	11,132
Monotype Imaging Holdings Inc.	13,501	15,061
MRI Software LLC	5,313	10,716
Nellson Nutraceutical, LLC	11,283	—
Neptune Bidco US Inc.	6,863	—
Next Holdco, LLC	16,443	16,443
NFM & J, L.P.	14,982	16,947
North Star Acquisitionco, LLC	9,282	14,066
OneOncology, LLC	29,986	10,470
Optimizely North America Inc.	7,109	—
PAI Financing Merger Sub LLC	15,790	—
PetVet Care Centers, LLC	19,210	19,210
Pluralsight, LLC	3,351	3,351
Poseidon Midco AB	32,131	32,272
PPW Aero Buyer, Inc.	64,950	26,797
Project Accelerate Parent, LLC	6,250	6,250
Propio LS, LLC	1,029	—
Protein for Pets Opco, LLC	4,847	6,639
RWK Midco AB	35,762	—
SEI Holding I Corporation	14,400	14,608
Sierra Enterprises, LLC	7,264	—
Sorenson Communications, LLC	10,177	10,177
Spruce Bidco I Inc.	26,341	—
SumUp Holdings Luxembourg	12,795	12,795
TBRS, Inc.	13,697	—
THG Acquisition, LLC	14,729	—
Transit Buyer LLC	1,950	520
Truck-Lite Co., LLC	32,010	13,454
US WorldMeds Ventures, LLC	15,892	—

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	September 30, 2025	September 30, 2024
USIC Holdings, Inc.	5,324	5,692
Verona Pharma, Inc.	9,011	29,285
Violin Finco Guernsey Limited	3,933	3,933
West Star Aviation Acquisition LLC	21,278	—
Whitney Merger Sub, Inc.	9,772	—
WP CPP Holdings, LLC	5,831	5,831
Accession Risk Management Group, Inc.	—	28,981
Quantum Bidco Limited	—	24,898
AmSpec Parent LLC	—	19,666
Telephone and Data Systems, Inc.	—	18,569
CVAUSA Management, LLC	—	13,657
Delta Leasing SPV II LLC	—	11,419
ACESO Holding 4 S.A.R.L.	—	9,511
Neptune Platform Buyer, LLC	—	6,863
Entrata, Inc.	—	5,211
Harrow, Inc.	—	4,301
Establishment Labs Holdings Inc.	—	3,378
Usalco LLC	—	3,269
107 Fair Street LLC	—	2,849
Finastra USA, Inc.	—	2,436
Oranje Holdco, Inc.	—	1,968
Avalara, Inc.	—	1,903
Salus Workers’ Compensation, LLC	—	1,898
112-126 Van Houten Real22 LLC	—	870
Supreme Fitness Group NY Holdings, LLC	—	396

	$931,496	$642,044

Note 13. Subsequent Events
The Company’s management evaluated subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the consolidated financial statements as of and for the year ended September 30, 2025, except as discussed below.
Share Issuances
On October 1, 2025, the Company issued and sold pursuant to its continuous public offering 5,007,307 Class I shares for proceeds of $115.6 million, 845,101 Class S shares for proceeds of $19.5 million, 87 Class D shares for proceeds of less than $0.01 million and 61,656 Class T shares for proceeds of $1.4 million.
On November 1, 2025, the Company issued and sold pursuant to its continuous public offering 3,462,565 Class I shares for proceeds of $79.6 million, 673,607 Class S shares for proceeds of $15.5 million and 231,723 Class D shares for proceeds of $5.3 million and 23,776 Class T shares for proceeds of $0.5 million.

OAKTREE STRATEGIC CREDIT FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Distributions
On October 23, 2025, the Board of Trustees of the Company declared a regular distribution on its outstanding Common Shares in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1800	$—	$0.1800
Class S shares	$0.1800	$0.0164	$0.1636
Class D shares	$0.1800	$0.0048	$0.1752
Class T shares	$0.1800	$0.0164	$0.1636
The distribution is payable to shareholders of record as of October 30, 2025 and will be paid on or about November 26, 2025. The distribution will be paid in cash or reinvested in Common Shares for shareholders participating in the Company’s distribution reinvestment plan.
On November 25, 2025, the Board of Trustees of the Company declared a regular distribution on its outstanding Common Shares in the amount per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I shares	$0.1800	$—	$0.1800
Class S shares	$0.1800	$0.0163	$0.1637
Class D shares	$0.1800	$0.0048	$0.1752
Class T shares	$0.1800	$0.0163	$0.1637
The distribution is payable to shareholders of record as of November 27, 2025 and will be paid on or about December 29, 2025. The distribution will be paid in cash or reinvested in Common Shares for shareholders participating in the Company’s distribution reinvestment plan.

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

NOT FOR EXECUTION

Subscription Agreement for Shares of

Oaktree Strategic Credit Fund

1. Your Investment

A. Investment Information

Investment Amount $

B. Investment Type

☐	Initial Investment

☐	Additional Investment

C. Investment Method

☐	By mail: Please make checks payable to “Oaktree Strategic Credit Fund” and attach to this agreement.*

☐	By wire: Please wire funds according to the instructions below.

Account Name: SS&C GIDS, Inc. as Agent for Oaktree Strategic Credit Fund

Bank Name: UMB Bank, N.A.

ABA Routing No.: 101000695

Account No.: 9872585593

FCC: [Investor Name]

☐	Broker / Financial advisor will make payment on your behalf

*	Cash, cashier’s checks/official bank checks, temporary checks, foreign checks, money orders, third party checks, or travelers checks are not accepted.

D. Share Class Selection

☐ Share Class T	☐ Share Class S	☐ Share Class D **	☐ Share Class I **
(The minimum investment is $2,500; minimum subsequent investment is $500)	(The minimum investment is $2,500; minimum subsequent investment is $500)	(The minimum investment is $2,500; minimum subsequent investment is $500)	(The minimum investment is $1,000,000 (unless waived); minimum subsequent investment is $500)

**	Available for certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus, as amended and supplemented.

2. Ownership Type (Select only one)

A. Taxable Accounts

Brokerage Account Number

☐	Individual or Joint Tenant With Rights of Survivorship

☐ Transfer on Death (Optional Designation. Not Available for Louisiana Residents. See Section 3C.)

☐	Tenants in Common

☐	Community Property

☐	Uniform Gift/Transfer to Minors

State of

Date of Birth

☐	Trust (Include Certification of Investment Powers Form or 1st and Last page of Trust Documents)

☐	Trust (Include Certification of Investment Powers Form or 1st and Last page of Trust Documents)

☐	C Corporation

☐	S Corporation

☐	Profit-Sharing Plan

☐	Non-profit Organization

☐	Limited Liability Corporation

☐	Corporation / Partnership / Other (Corporate Resolution or Partnership Agreement Required)

B. Non-Taxable Accounts

Custodian Account Number

☐	IRA (Custodian Signature Required)

☐	Roth IRA (Custodian Signature Required)

☐	SEP IRA (Custodian Signature Required)

☐	Rollover IRA (Custodian Signature Required)

☐	Inherited IRA

☐	Pension Plan (Include Certification of Investment Powers Form)

☐	Other

C. Custodian Information (To Be Completed By Custodian)

Custodian Name

Custodian Tax ID#

Custodian Phone #

Custodian Stamp Here

D. Entity Name – Retirement Plan / Trust / Corporation / Partnership / Other

Trustee(s) and/or authorized signatory(s) information MUST be provided in Sections 3A and 3B

Entity Name	Tax ID Number	Date of Formation	Exemptions (See Form W-9 instructions at www.irs.gov)

Entity Address (Legal Address. Required)

Entity Type (Select one. Required)

☐ Retirement Plan ☐ Trust ☐ S-Corp ☐ C-Corp ☐ LLC ☐ Partnership Exempt payee code (if any)
☐ Other	Jurisdiction (if Non-U.S.)
(Attach a completed applicable Form W-8)
Exemption from FATCA reporting code (if any)

E. Certification of Beneficial Owners

All entities are required to complete Appendix C attached hereto.

3. Investor Information

A. Investor Name (Investor / Trustee / Executor / Authorized Signatory Information)

Residential street address MUST be provided. See Section 4 if mailing address is different than residential street address

First Name	(MI)	Last Name		Gender

Social Security Number / Tax ID		Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address		City	State	Zip Code

Email Address

If you are a non-U.S. citizen, please specify your country of citizenship (required):

☐ Resident Alien ☐ Non-Resident Alien (Attach a completed Form W-8BEN)
Country of Citizenship

Please specify if you are an Oaktree employee/officer/director/affiliate (required):	☐ Oaktree Employee

☐ Oaktree Officer or Director	☐ Immediate Family Member of Oaktree Officer or Director	☐ Oaktree Affiliate
☐ Not Applicable

B. Co-Investor Name (Co-Investor / Co-Trustee / Co-Authorized Signatory Information, if applicable)

First Name	(MI)	Last Name		Gender

Social Security Number / Tax ID		Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address		City	State	Zip Code

Email Address

If you are a non-U.S. citizen, please specify your country of citizenship (required):

☐ Resident Alien ☐ Non-Resident Alien (Attach a completed Form W-8BEN)
Country of Citizenship

Please specify if you are an Oaktree employee/officer/director/affiliate (required):	☐ Oaktree Employee

☐ Oaktree Officer or Director	☐ Immediate Family Member of Oaktree Officer or Director	☐ Oaktree Affiliate

☐ Not Applicable

C. Transfer on Death Beneficiary Information (Individual or Joint Account with rights of survivorship only. Not available for Louisiana residents. Beneficiary date of birth required. Whole percentages only; must equal 100%.)

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %

Custodian/Guardian for a minor Beneficiary (required, cannot be same as Investor or Co-Investor):

D.	ERISA Plan Asset Regulations

All investors are required to complete Appendix B attached hereto.

4. Contact Information (If different than provided in Section 3A)

Mailing Address	City	State	Zip Code

5. Select How You Want to Receive Your Distributions (Please Read Entire Section and Select Only One)

You are NOT automatically enrolled in our Distribution Reinvestment Plan if you are a resident of ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, TENNESSEE, TEXAS, VERMONT OR WASHINGTON.

☐ If you ARE a resident of any of the foregoing states, please check here if you wish to enroll in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

☐ If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan; please check here if you DO NOT wish to be enrolled in the Distribution Reinvestment Plan and complete the Cash Distribution Information section below.

If you elect to opt out of the Distribution Reinvestment Plan, you will receive any distributions we declare in cash. You may change your election by contacting the Plan Administrator at 844-825-0488. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.

ONLY complete the following information if you do not wish to enroll in the Distribution Reinvestment Plan. For custodial held accounts, if you elect cash distributions the funds must be sent to the custodian.

A.	☐ Check mailed to street address in 3A (only available for non-custodial investors).

B.	☐ Check mailed to secondary address in 3B (only available for non-custodial investors).

C.	☐ Direct Deposit by ACH (only available for non-custodial investors). PLEASE ATTACH A PRE-VOIDED CHECK.

D.	☐ Check mailed to Third party Financial Institution (complete section below).

I authorize Oaktree Strategic Credit Fund or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify Oaktree Strategic Credit Fund in writing to cancel it. In the event that Oaktree Strategic Credit Fund deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name	Mailing Address	City	State	Zip Code

Your Bank’s ABA Routing Number		Your Bank Account Number

6. Broker / Financial Advisor Information (Required information. All fields must be completed.)

The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker		Financial Advisor Name

Advisor Mailing Address

City	State	Zip Code

Financial Advisor Number	Branch Number	Telephone Number

E-mail Address	Fax Number

Operations Contact Name	Operations Contact Email Address

Operations Contact Name Operations Contact Email Address Please note that unless previously agreed to in writing by Oaktree Strategic Credit Fund, all sales of securities must be made through a Broker, including when a Registered Investment Adviser has introduced the sale. In all cases, Section 6 must be completed.

The undersigned confirm(s), which confirmation is made on behalf of the Broker with respect to sales of securities made through a Broker, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus. The undersigned Broker, Financial Advisor or Financial Representative listed in Section 6 further represents and certifies that, in connection with this subscription for shares, he/she has complied with and has followed all applicable policies and procedures of his or her firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to Rule 15l-1 (“Regulation Best Interest”) and FINRA rules and regulations including, but not limited to Know Your Customer, Suitability and PATRIOT Act (Anti Money Laundering, Customer Identification) as required by his or her relationship with the investor(s) identified on this document.

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.

If you do not have another broker or other financial intermediary introducing you to Oaktree Strategic Credit Fund, Brookfield Private Wealth LLC (“BOWS”) may be deemed to act as your broker of record in connection with any investment in Oaktree Strategic Credit Fund. BOWS is not a full-service broker-dealer and may not provide the kinds of financial services that you might expect from another financial intermediary, such as holding securities in an account. If BOWS is your broker of record, then your shares will be held in your name on the books of Oaktree Strategic Credit Fund. BOWS will not monitor your investments, and has not and will not make any recommendation regarding your investments. If you want to receive financial advice regarding a prospective investment in the shares, contact your broker or other financial intermediary.

X			X
	Financial Advisor Signature	Date		Branch Manager Signature (If required by Broker)	Date

7. Electronic Delivery Form (Optional)

Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports, you may elect to receive electronic delivery of shareholder communications from Oaktree Strategic Credit Fund. If you would like to consent to electronic delivery, including pursuant to email, please sign your initials where indicated below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of shareholder communications and statement notifications. By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize Oaktree Strategic Credit Fund to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials. You may revoke your consent for electronic delivery at any time by contacting Oaktree Strategic Credit Fund at (855) 777-8001 and we will resume sending you a paper copy of all required documents.

By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.

I consent to electronic delivery

E-mail Address

If blank, the email provided in Section 3A and/or 3B will be used. If no email is provided, you will receive paper copies mailed to your address.

8. Subscriber Signatures

Oaktree Strategic Credit Fund is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, Oaktree Strategic Credit Fund may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf.

8.a. Please Note: All Items in this section must be read and initialed

In order to induce Oaktree Strategic Credit Fund to accept this subscription, I hereby represent and warrant to you as follows:

	Primary Investor Initials	Co-Investor Initials
(i) I have received the prospectus (as amended or supplemented) for Oaktree Strategic Credit Fund at least five business days prior to the date hereof.
	Initials	Initials

(ii)  I have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.

	Initials	Initials

(iii) In addition to the minimum income and net worth standards described above, I have reviewed the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS” and have acknowledged that I meet such higher suitability requirements, if any, by including my initials where indicated in Appendix A to this Subscription Agreement.

	Initials	Initials
(iv) If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in such entity meets the minimum income and net worth standards described above.
	Initials	Initials
(v) I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.
	Initials	Initials

(vi) I acknowledge that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus.

	Initials	Initials

(vii)  I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

	Initials	Initials

	Primary Investor Initials	Co-Investor Initials

(viii) I have received notice that Oaktree Strategic Credit Fund may enter into transactions with Oaktree affiliates that involve conflicts of interest as described in the prospectus. This acknowledgment is not a waiver of any rights that may be available to me under federal or state law.

	Initials	Initials

(ix) I acknowledge that subscriptions must be submitted at least five business days prior to the first day of each month and that my investment will be effective as of the first day of the applicable month at the NAV per share as of the preceding day. I acknowledge that I will not know the NAV per share at which my investment will be effective at the time I subscribe and that the NAV per share as of the last day of each month will be made available at www.osc.brookfield.com generally within 20 business days of the last day of each month.

	Initials	Initials

(x)   I acknowledge that if my subscription request is received less than five business days prior to the first day of the month, unless waived, my investment will be effective as of the first day of the next month at the NAV per share as of the preceding day.

	Initials	Initials
(xi) I acknowledge that my subscription request will not be accepted any earlier than two business days before the first calendar day of each month.
	Initials	Initials

(xii)  I acknowledge that I am not committed to purchase shares at the time my subscription request is submitted and before it has been accepted, and I may cancel my subscription at any time before it has been accepted, which will not be earlier than two business days before the first calendar day of the next month. I understand that I may cancel my subscription request by notifying the transfer agent, through my financial intermediary or by notifying Oaktree Strategic Credit Fund directly on Oaktree Strategic Credit Fund’s toll-free, automated telephone line, (855) 777-8001.

8.b. If you live in any of the following states, please complete Appendix A to Oaktree Strategic Credit Fund Subscription Agreement: Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Tennessee and Vermont

In the case of sales to fiduciary accounts, the minimum standards in Appendix A shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

If you do not have another broker or other financial intermediary introducing you to Oaktree Strategic Credit Fund, then BOWS may be deemed to be acting as your broker of record in connection with any investment in Oaktree Strategic Credit Fund. For important information in this respect, see Section 6 above.

I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by Oaktree Strategic Credit Fund. I acknowledge that the Broker / Financial Advisor (Broker / Financial Advisor of record) indicated in Section 6 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information.

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors):

Under penalties of perjury, I certify that:

(1)	The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and

(4)	The FATCA code(s) entered on this Subscription Agreement (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X			X
	Signature of Investor	Date		Signature of Co-Investor or Custodian (If applicable)	Date

(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY)

9. Miscellaneous

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of Oaktree Strategic Credit Fund experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 8 above, they are asked to promptly notify Oaktree Strategic Credit Fund and the Broker in writing. The Broker may notify Oaktree Strategic Credit Fund if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 8 above, and Oaktree Strategic Credit Fund may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.

No sale of shares may be completed until at least five business days after you receive the final prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement with appropriate responses and payment of the full purchase price at least five business prior to the first calendar day of the month (unless waived). You will receive a written confirmation of your purchase.

Investors may change their Broker / Financial Advisor of record at any time by contacting Oaktree Strategic Credit Fund Investor Relations at the number indicated below.

All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the prospectus in its entirety for a complete explanation of an investment in the shares of Oaktree Strategic Credit Fund.

Return the completed Subscription Agreement to:

Oaktree Strategic Credit Fund

PO Box 219790

Kansas City, MO 64121-9790

Street and Overnight Address:

Oaktree Strategic Credit Fund

810 Pennsylvania Avenue

Suite 219790

Kansas City, MO 64105-1407

Oaktree Strategic Credit Fund Investor Relations: (855) 777-8001

Appendix A to Form of Subscription Agreement

For purposes of determining whether you satisfy the standards below, your net worth is calculated excluding the value of your home, home furnishings and automobiles, and, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

Investors in the following states have the additional suitability standards as set forth below.

	Primary Investor Initials	Co-Investor Initials
If I am an Alabama resident, I have either (i) a minimum of $100,000 annual gross income and a net worth of $100,000, or (ii) a net worth of at least $350,000. In addition, my aggregate investment in Oaktree Strategic Credit Fund and other non-traded direct participation programs shall not exceed 10% of my liquid net worth at the time of investment in Oaktree Strategic Credit Fund (liquid net worth should be determined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities) (Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933 are not subject to the foregoing investment concentration limit.)
	Initials	Initials
If I am a California resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my net worth in Oaktree Strategic Credit Fund.
	Initials	Initials
If I am an Idaho resident, I must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in Oaktree Strategic Credit Fund shall not exceed 10% of my liquid net worth.
	Initials	Initials
If I am an Iowa resident, I (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit my aggregate investment in this offering and in the securities of other non-traded business development companies to 10% of my liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities).
	Initials	Initials

If I am a Kansas resident, I acknowledge that the Securities Commissioner of Kansas recommends that I limit my aggregate investment in Oaktree Strategic Credit Fund’s securities and other similar investments to not more than 10 percent of my liquid net worth.
	Initials	Initials

If I am a Kentucky resident, I may not invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund or its affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.
	Initials	Initials
If I am a Maine resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and other similar direct participation investments not exceed 10% of my liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
	Initials	Initials
If I am a Massachusetts resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund and in other illiquid direct participation programs.
	Initials	Initials
If I am a Missouri resident, no more than 10% of my liquid net worth shall be invested in the securities being registered in the offering.
	Initials	Initials

	Primary Investor Initials	Co-Investor Initials
If I am a Nebraska resident, in addition to the suitability standards set forth above, I must limit my aggregate investment in this offering and the securities of other business development companies to 10% of my net worth. (Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933 are not subject to the foregoing investment concentration limit.)
	Initials	Initials
If I am a New Jersey resident, (1) I have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of at least $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, my total investment in Oaktree Strategic Credit Fund, its affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth.
	Initials	Initials

If I am a New Mexico resident, I may not invest more than ten percent (10%) of my liquid net worth in shares of Oaktree Strategic Credit Fund, its affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. Investors who are accredited investors as defined in Rule 501(a) of Regulation D under the Securities Act are not subject to the foregoing investment concentration limit.
	Initials	Initials

If I am a North Dakota resident, I have a net worth of at least ten times my investment in Oaktree Strategic Credit Fund.
	Initials	Initials
If I am an Ohio resident, it is unsuitable to invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund, its affiliates, and in any other non-traded business development company. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus, total liabilities) comprised of cash, cash equivalents and readily marketable securities.
	Initials	Initials

If I am an Oklahoma resident, I may not invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund.
	Initials	Initials
If I am an Oregon resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund and its affiliates. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.
	Initials	Initials
If I am a Puerto Rico resident, I may not invest more than 10% of my liquid net worth in Oaktree Strategic Credit Fund, its affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.
	Initials	Initials

If I am a Tennessee resident, I must have a liquid net worth of at least ten times my investment in Oaktree Strategic Credit Fund.
	Initials	Initials
If I am a Vermont resident and I am an accredited investor in Vermont, as defined in 17 C.F.R. 230.501, I may invest freely in this offering. In addition to the suitability standards described above, if I am a non-accredited Vermont investor, I may not purchase an amount in this offering that exceeds 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.
	Initials	Initials

Appendix B to Form of Subscription Agreement

Instructions: All purchasers please complete this Appendix B in its entirety.

1. Are you a “benefit plan investor” within the meaning of the Plan Asset Regulations2 or will you use the assets of a “benefit plan investor”3 to invest in Oaktree Strategic Credit Fund?

☐  Yes   ☐   No

2. If Question (1) above is “yes” please indicate what percentage of your assets invested in Oaktree Strategic Credit Fund are considered to be the assets of “benefit plan investors” within the meaning of the Plan Asset Regulations:

_____%

3. If you are investing the assets of an insurance company general account please indicate what percentage of the insurance company general account’s assets invested in Oaktree Strategic Credit Fund are the assets of “benefit plan investors” within the meaning of Section 401(c)(1)(A) of the Employee Retirement Income Security Act of 1974, as amended, or the regulations promulgated thereunder?

_____%

4. Please indicate if you are a “Controlling Person” defined as: (i) a person (including an entity), other than a “benefit plan investor” who has discretionary authority or control with respect to the assets of Oaktree Strategic Credit Fund, a person who provides investment advice for a fee (direct or indirect) with respect to such assets, or any “affiliate” of such a person. An “affiliate” of a person includes any person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the person. For purposes of this definition, “control,” with respect to a person other than an individual, means the power to exercise a controlling influence over the management or policies of such person.

☐  Yes   ☐   No

[2]

Plan Asset Regulations” means the regulations issued by the United States Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations, as modified by Section 3(42) of ERISA, as the same may be amended from time to time.

[3]

The term “benefit plan investor” includes, e.g.: (i) an “employee benefit plan” as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA (such as employee welfare benefit plans (generally, plans that provide for health, medical or other welfare benefits) and employee pension benefit plans (generally, plans that provide for retirement or pension income)); (ii) “plans” described in section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), that are subject to section 4975 of the Code (including, e.g., an “individual retirement account”, an “individual retirement annuity”, a “Keogh” plan, a pension plan, an Archer MSA described in section 220(d) of the Code, a Coverdell education savings account described in section 530 of the Code and a health savings account described in section 223(d) of the Code) and (iii) an entity that is, or whose assets would be deemed to constitute the assets of, one or more “employee benefit plans” or “plans” (such as e.g., a master trust or a plan assets fund) under ERISA or the Plan Asset Regulations.

Appendix C to Form of Subscription Agreement

I. Instructions

What is this form?

U.S. law requires financial institutions to obtain, verify, and record information about the beneficial owners of legal entity customers.

Who has to complete this form?

This form is applicable to legal entity customers and must be completed by the person opening a new account or establishing a customer relationship on behalf of a legal entity. For the purposes of this form, a legal entity includes a corporation, limited liability company, partnership, personal holding company, statutory trust, or other entity created by the filing of a public document with a Secretary of State or similar office, and any similar business entity formed in the United States or a foreign country. Legal entity does not include sole proprietorships, unincorporated associations, or natural persons opening accounts or establishing a customer relationship on their own behalf.

What information do I have to provide?

This form requires you to provide the name, address, date of birth and social security number (in the case of non- U.S. individuals, a social security number, a passport number or other similar information) for the following individuals (i.e., the beneficial owners):

Each individual, if any, who owns, directly or indirectly, 10 percent or more of the equity interests of the legal entity customer (e.g., each natural person that owns 10 percent or more of the shares of a corporation); and

An individual with significant responsibility for managing the legal entity customer (e.g., a Chief Executive Officer, Chief Financial Officer, Managing Member, General Partner, President, Vice President, or Treasurer).

II. Certifications of Beneficial Owner(s)

Persons subscribing on behalf of a legal entity must provide the following information:

a. Name and Title of Natural Person:

b. Name, Type, and Address of Legal Entity:

c. The following information for each individual, if any, who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, owns 25% or more of the equity interests of the legal entity listed above:

Name	Date of Birth	Address (Residential or Business Street Address)	For U.S. Persons: Social Security Number	For Non-U.S. Persons: Social Security Number, Passport Number and Country of Issuance, or other similar identification number[4]

(If no individual meets this definition, please write “Not Applicable.”)

[4]

In lieu of a passport number, Non-U.S. Persons may also provide a Social Security Number, an alien identification card number, or number and country of issuance of any other government-issued document evidencing nationality or residence and bearing a photograph or similar safeguard.

d. The following information for one individual with significant responsibility for managing the legal entity listed above, such as:

(i) An executive officer or senior manager (e.g., Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Managing Member, General Partner, President, Vice President, Treasurer); or

(ii) Any other individual who regularly performs similar functions.

(If appropriate, an individual listed under section (c) above may also be listed in this section (d)).

Name	Date of Birth	Address (Residential or Business Street Address)	For U.S. Persons: Social Security Number	For Non-U.S. Persons: Social Security Number, Passport Number and Country of Issuance, or other similar identification number

I,        (name of natural person), hereby certify, to the best of my knowledge, that the information provided above is complete and correct.

Signature:                   Date:

Legal Entity Identifier              (Optional)

Oaktree Strategic Credit Fund

MAXIMUM OFFERING OF $5,000,000,000 IN COMMON SHARES

PROSPECTUS

You should rely only on the information contained in this prospectus. No intermediary, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by Oaktree Strategic Credit Fund and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

January 30, 2026

OAKTREE STRATEGIC CREDIT FUND

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Oaktree Strategic Credit Fund, or the Registrant, are incorporated by reference in Part A of this registration statement:

Audited Annual Financial Statements:

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Assets and Liabilities as of September 30, 2025 and 2024

Consolidated Statements of Operations for the Years Ended September 30, 2025, 2024 and 2023

Consolidated Statements of Changes in Net Assets for the Years Ended September 30, 30, 2025, 2024 and 2023

Consolidated Statements of Cash Flows for the Years Ended September 30, 30, 2025, 2024 and 2023

Consolidated Schedule of Investments as of September 30, 2025

Consolidated Schedule of Investments as of September 30, 2024

Notes to Consolidated Financial Statements

(2) Exhibits

(a)	Fourth Amended and Restated Declaration of Trust of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-01471), filed on August 13, 2025)

(b)	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-01471), filed on August 13, 2025)

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)

(e)	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2, filed May 9, 2024)

(g)	Amended and Restated Investment Advisory Agreement between the Registrant and Oaktree Fund Advisors, LLC, dated as of April 20, 2022 (incorporated by reference to Exhibit (g) to Amendment No. 1 to the Registrant’s Post-Effective Registration Statement on Form N-2 (File No. 333-261775), filed April 22, 2022)

(h)(1)	Third Amended and Restated Distribution Manager Agreement between the Registrant and Brookfield Private Wealth LLC (formerly Brookfield Oaktree Wealth Solutions LLC), dated as of May 9, 2024 (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K, filed December 19, 2024)

(h)(2)	Form of Selected Intermediary Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K, filed on December 18, 2025)

(h)(3)	Amended and Restated Distribution and Servicing Plan, dated as of May 9, 2024 (incorporated by reference to Exhibit (h)(6) to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2 (File No. 333-261775), filed May 9, 2024)

(j)(1)	Custody Agreement between the Registrant and The Bank of New York Mellon, as Custodian, dated as of February 3, 2022 (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022)

(j)(2)	Custody Agreement between the Registrant and UMB Bank, N.A, dated as of April 20, 2022 (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022)

(k)(1)	Amended and Restated Administration Agreement between the Registrant and Oaktree Fund Administration, LLC, dated as of April 20, 2022 (incorporated by reference to Exhibit (k)(1) to Amendment No. 1 to the Registrant’s Post-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on April 22, 2022)

(k)(2)	Services Agreement between the Registrant and SS&C GIDS, Inc. (formerly DST Systems, Inc.), as Transfer Agent, dated as of December 21, 2021 (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022)

(k)(3)	Amended and Restated Multi-Class Plan, dated as of May 8, 2025 (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K, filed on December 18, 2025)

(k)(4)	Expense Support and Conditional Reimbursement Agreement by and among the Registrant and Adviser, dated as of February 3, 2022 (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022)

(k)(5)	Senior Secured Revolving Credit Agreement, dated as of March 25, 2022, among the Registrant, as Borrower, the lenders party thereto and ING Capital LLC, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed March 31, 2022)

(k)(6)	Incremental Commitment and Assumption Agreement, dated as of May 25, 2022, among the Registrant, the subsidiary guarantor party thereto, ING Capital LLC, as administrative agent and issuing bank, Sumitomo Mitsui Banking Corporation and MUFG Bank, LTD (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed May 27, 2022)

(k)(7)	Incremental Commitment and Assumption Agreement, dated as of October 6, 2022, among the Registrant, the subsidiary guarantor party thereto, ING Capital LLC, as administrative agent and issuing bank, Apple Bank For Savings (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K, filed December 12, 2022)

(k)(8)	Amendment No. 1, dated as of June 28, 2023, to that certain Senior Secured Credit Agreement, dated as of March 25, 2022, as amended prior to June 28, 2023, among the Registrant, the subsidiary guarantor party thereto, the lenders named therein and ING Capital LLC, as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed July 5, 2023)

(k)(9)	Amendment No. 2 to Senior Secured Revolving Credit Agreement, dated as of April 11, 2025, by and among the Registrant, as borrower, OSCF Blocker Holdings, Inc., as subsidiary guarantor, the lenders party thereto and ING Capital LLC, as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01421), filed on April 16, 2025)

(k)(10)	Amendment No. 3 to Senior Secured Revolving Credit Agreement, dated as of September 23, 2025, by and among the Registrant, as borrower, OSCF Blocker Holdings, Inc., as subsidiary guarantor, the lenders party thereto and ING Capital LLC, as administrative agent (incorporated by reference to Exhibit (13)(j) to the Registrant’s Registration Statement on Form N-14 (File No. 333-292361), filed on December 22, 2025)

(k)(11)	Loan and Security Agreement, dated as of February 24, 2023, among OSCF Lending SPV, LLC, as borrower, Oaktree Strategic Credit Fund, as parent and servicer, Citibank, N.A., as collateral agent and securities intermediary, Virtus Group, LP, as collateral administrator, the lenders party thereto, and JPMorgan Chase Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed March 1, 2023)

(k)(12)	Amendment No. 1, dated as of July 5, 2023 to the Loan and Security Agreement, dated as of February 24, 2023, among OSCF Lending SPV, LLC, as borrower, Oaktree Strategic Credit Fund, as parent and servicer, Citibank, N.A., as collateral agent and securities intermediary, Virtus Group, LP, as collateral administrator, the lenders party thereto, and JPMorgan Chase Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, filed August 9, 2023)

(k)(13)	Amendment No. 2, dated as of May 29, 2024 to the Loan and Security Agreement, dated as of February 24, 2023, among OSCF Lending SPV, LLC, as borrower, Oaktree Strategic Credit Fund, as parent and servicer, Citibank, N.A., as collateral agent and securities intermediary, Virtus Group, LP, as collateral administrator, the lenders party thereto, and JPMorgan Chase Bank, National Association, as administrative agent (incorporated by reference to Exhibit 13(l) to the Registrant’s Registration Statement on Form N-14, filed July 26, 2024)

(k)(14)	Amendment No. 3, dated as of July 3, 2025, to the Loan and Security Agreement, dated as of February 24, 2023, among OSCF Lending SPV, LLC, as borrower, the Registrant, as parent and servicer, Citibank, N.A., as collateral agent and securities intermediary, Virtus Group, LP, as collateral administrator, the lenders party thereto, and JPMorgan Chase Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01471), filed on July 7, 2025)

(k)(15)	Loan Financing and Servicing Agreement, dated as of February 15, 2024, among OSCF Lending IV SPV, LLC, as borrower, the Registrant, as servicer and equityholder, the lenders party thereto, Deutsche Bank AG, New York Branch, as facility agent, the other agents parties thereto and Deutsche Bank National Trust Company, as collateral agent and collateral custodian (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed February 22, 2024)

(k)(16)	First Amendment to Loan Financing and Servicing Agreement, dated as of May 14, 2024, to the Loan Financing and Servicing Agreement, dated as of February 15, 2024, among OSCF Lending IV SPV, LLC, as borrower, Oaktree Strategic Credit Fund, as servicer and equityholder, the lenders party thereto, Deutsche Bank AG, New York Branch, as facility agent, the other agents parties thereto and Deutsche Bank National Trust Company, as collateral agent and collateral custodian (incorporated by reference to Exhibit (13)(s) to the Registrant’s Registration Statement on Form N-14, filed July 26, 2024)

(k)(17)	Second Amendment to Loan Financing and Servicing Agreement, dated as of August 14, 2024, to the Loan Financing and Servicing Agreement, dated as of February 15, 2024, among OSCF Lending IV SPV, LLC, as borrower, Oaktree Strategic Credit Fund, as servicer and equityholder, the lenders party thereto, Deutsche Bank AG, New York Branch, as facility agent, the other agents parties thereto and Deutsche Bank National Trust Company, as collateral agent and collateral custodian (incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K (File No. 814-01471), filed on December 18, 2024)

(k)(18)	Third Amendment to Loan Financing and Servicing Agreement, dated as of November 14, 2024, to the Loan Financing and Servicing Agreement, dated as of February 15, 2024, among OSCF Lending IV SPV, LLC, as borrower, Oaktree Strategic Credit Fund, as servicer and equityholder, the lenders party thereto, Deutsche Bank AG, New York Branch, as facility agent, the other agents parties thereto and Deutsche Bank National Trust Company, as collateral agent and collateral custodian (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01471), filed on July 28, 2025)

(k)(19)	Omnibus Amendment to Transaction Documents and Fourth Amendment to Loan Financing and Servicing Agreement, dated as of July 25, 2025, among OSCF Lending IV SPV, LLC, as borrower, Oaktree Strategic Credit Fund, as servicer, Deutsche Bank National Trust Company, as the resigning collateral agent, as the resigning collateral custodian and resigning securities intermediary, Computershare Trust Company, N.A., as the successor collateral agent and the successor collateral custodian, each lender party thereto, the other agents parties thereto and Deutsche Bank AG, New York Branch, as facility agent (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-01471), filed on July 28, 2025)

(k)(20)	Loan and Servicing Agreement, dated as of February 23, 2024, among OSCF Lending II SPV, LLC, as borrower, Oaktree Strategic Credit Fund, as transferor and servicer, Citibank, N.A., as the collateral agent, account bank and collateral custodian, Virtus Group, LP, as collateral administrator, each of the lenders from time to time party thereto, and Morgan Stanley Asset Funding, Inc., as the administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed February 28, 2024)

(k)(21)	First Amendment to Loan and Servicing Agreement, dated as of July 3, 2025, to Loan and Servicing Agreement, dated as of February 23, 2024, among OSCF Lending II SPV, LLC, as borrower, the Registrant, as transferor and servicer, Citibank, N.A., as the collateral agent, account bank and collateral custodian, Virtus Group, LP, as collateral administrator, each of the lenders from time to time party thereto, and Morgan Stanley Asset Funding, Inc., as the administrative agent (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-01471), filed on July 7, 2025)

(k)(22)	Indenture, dated as of November 14, 2023, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed November 14, 2023)

(k)(23)	First Supplemental Indenture, dated as of November 14, 2023, relating to the 8.400% Notes due 2028, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed November 14, 2023)

(k)(24)	Form of 8.400% Notes due 2028 (contained in the First Supplemental Indenture filed as Exhibit (k)(23) hereto)

(k)(25)	Second Supplemental Indenture, dated as of July 23, 2024, relating to the 6.500% Notes due 2029, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed July 23, 2024)

(k)(26)	Form of 6.500% Notes due 2029 (contained in the Second Supplemental Indenture filed as Exhibit (k)(25) hereto)

(k)(27)	Third Supplemental Indenture, dated as of July 15, 2025, relating to the 6.190% Notes due 2030, between the Registrant and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 814-01471), filed on July 15, 2025)

(k)(28)	Form of 6.190% Notes due 2030 sold in reliance upon Rule 144A under the Securities Act (contained in the Third Supplemental Indenture filed as Exhibit (k)(27) hereto)

(k)(29)	Form of 6.190% Notes due 2030 sold in reliance upon Regulation S under the Securities Act (contained in the Third Supplemental Indenture filed as Exhibit (k)(27) hereto)

(l)	Opinion of Richards, Layton & Finger, P.A. (previously filed as Exhibit (l) to the Registrant’s Registration Statement on Form N-2 (File No. 333-284097), filed on December 31, 2024)

(n)(1)	Consent of Independent Registered Public Accounting Firm*

(n)(2)	Power of Attorney (incorporated by reference to the signature page to Registrant’s Registration Statement on Form N-2 (File No. 333-284097), filed on December 31, 2024)

(p)	Subscription Agreement for Seed Capital (incorporated by reference to Exhibit (p) to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on December 20, 2021)

(r)(1)	Code of Ethics of the Fund (incorporated by reference to Exhibit 14.1 to the Registrant’s Annual Report on Form 10-K (File No. 814-01471), filed on December 18, 2025)

(r)(2)	Code of Ethics of Oaktree Fund Advisors, LLC (incorporated by reference to Exhibit (r)(2) to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-261775), filed on December 20, 2021)

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)*

*	Filed herewith

Certain schedules (or similar attachments) have been omitted pursuant to General Instruction 4 to Item 25 of Form N-2. The Fund agrees to furnish supplementally a copy of any such omitted schedule or other attachment to the SEC upon its request.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution*

SEC registration fee	$463,500
FINRA filing fee	$225,500
Legal	$2,968,000
Printing	$713,000
Accounting	$70,000
Blue Sky Expenses	$192,815
Advertising and Sales Literature	$706,000
Due Diligence	$318,000
Miscellaneous fees and expenses	$877,685
Total	$6,534,500

*	The aggregate offering price of securities being offered pursuant to this Registration Statement remains unchanged since its most recent Post-Effective Amendment. All amounts previously reported.

Item 28. Persons Controlled by or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

OSCF Blocker Holdings, Inc. (Delaware)*	100%
OSCF Lending SPV, LLC (Delaware)*	100%
OSCF Lending II SPV, LLC (Delaware)*	100%
OSCF Lending III SPV, LLC (Delaware)*	100%
OSCF Lending IV SPV, LLC (Delaware)*	100%
OSCF Lending V SPV, LLC (Delaware)*	100%

*	Included in the Fund’s consolidated financial statements.

Through our controlled subsidiaries, we engage in investment activities controlled by us.

The information contained under the heading “Management of the Fund,” “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement” and “Control Persons and Principal Shareholders” in this Registration Statement is incorporated herein by reference.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of our Common Shares as of January 23, 2026.

Title of Class	Number of Record Holders
Class T	31
Class S	4,030
Class D	8
Class I	1,074
Total	5,143

Item 30. Indemnification

The information contained under the heading “Description of our Shares,” “Investment Advisory Agreement, Administration Agreement and Expense Support Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has obtained liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Oaktree Fund Advisors, LLC, and each managing director, director or executive officer of Oaktree Fund Advisors, LLC, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Oaktree Fund Advisors, LLC and its officers and directors is set forth in its Form ADV, as filed with the SEC (File No. 801-112570), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;
(2)	the Transfer Agent;
(3)	the Custodian;
(4)	the Adviser; and
(5)	the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

1.	Not applicable.

2.	Not applicable.

3.	(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”); (ii) to reflect in the Prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

(1) if the Registrant is relying on Rule 430B under the Securities Act: (A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C under the Securities Act: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that this Post-Effective Amendment to its Registration Statement meets all of the requirements for effectiveness under Rule 486(b) and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on January 30, 2026.

OAKTREE STRATEGIC CREDIT FUND

By:	/s/ Armen Panossian
Name: Armen Panossian
Title: Chairperson, Chief Executive Officer and Trustee

OAKTREE STRATEGIC CREDIT FUND

By:	/s/ Christopher McKown
Name: Christopher McKown
Title: Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Armen Panossian Armen Panossian	Chairperson, Chief Executive Officer and Trustee (Principal Executive Officer)	January 30, 2026

/s/ Christopher McKown Christopher McKown	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	January 30, 2026

* Jay Ferguson	Trustee	January 30, 2026

* Deborah Gero	Trustee	January 30, 2026

* Allison Keller	Trustee	January 30, 2026

* Stephen Mosko	Trustee	January 30, 2026

*By:/s/ Armen Panossian Armen Panossian	Attorney-in-Fact	January 30, 2026

*	Executed pursuant to a power of attorney previously filed as an exhibit to this Registration Statement on December 31, 2024.